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File n° 82-5065

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Section 6. **Exhibit 30 : Updated version of Cap Gemini by-laws** 30

File N° 82-5065

Exhibit 1.

Annual Report and Financial Statements for 2006

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Annual report 2006



Reference Document

The English language version of this report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate presentation of the original. However, in all matters of interpretation, views or opinions expressed in the original language version of the document in French take precedence over the translation.

BOARD OF DIRECTORS

Serge KAMPF
CHAIRMAN

Daniel BERNARD

Yann DELABRIÈRE

Jean-René FOURTOU

Paul HERMELIN
CHIEF EXECUTIVE OFFICER

Michel JALABERT

Phil LASKAWY

Thierry de MONTBRIAL

Ruud van OMMEREN

Terry OZAN

Bruno ROGER

NON-VOTING DIRECTO "CENSEURS"

Pierre HESSLER

Marcel ROULET

Geoff UNWIN

STATUTORY AUDITORS

PRICEWATERHOUSECOOPERS AUDIT
represented by Bernard RASCLE

KPMG S.A.
represented by Frédéric QUÉLIN

FINANCIAL HIGHLIGHTS

in millions of euros	CONSOLIDATED FINANCIAL STATEMENTS 2004 (1)	2005	2006
REVENUES	**6,235**	**6,954**	**7,700**
OPERATING EXPENSES	6,259	6,729	7,253
OPERATING MARGIN			
Amount	(24)	225	447
%	(0.4%)	3.2%	5.8%
OPERATING PROFIT/(LOSS)			
Amount	(281)	214	334
%	(4.5%)	3.1%	4.3%
PROFIT/(LOSS) FOR THE YEAR	**(534)**	**141**	**293**
NET MARGIN (%)	(8.6%)	2%	3.8%
EARNINGS PER SHARE			
Weighted average number of ordinary shares	131,292,801	131,391,243	132,782,723
Basic earnings/(loss) per share (in euros)	(4.07)	1.07	2.21
Number of shares at December 31	131,383,178	131,581,978	144,081,808
Earnings/(loss) per share at December 31 (in euros)	(4.07)	1.07	2.03
Weighted average number of ordinary shares (diluted)	132,789,755	138,472,266	147,241,326
Diluted earnings/(loss) per share (in euros)	(4.02)	1.06	2.07
NET CASH AND CASH EQUIVALENTS AT DECEMBER 31	**285**	**904**	**1,632**
AVERAGE NUMBER OF EMPLOYEES	**57,387**	**59,734**	**64,013**
TOTAL NUMBER OF EMPLOYEES AT DECEMBER 31	**59,324**	**61,036**	**67,889**

(1) Restated in accordance with IFRS.

THE CAPGEMINI GROUP

I – COMPANY HISTORY

Founded by Serge Kampf in Grenoble in 1967, Capgemini has grown to become one of the world's leading consulting and information technology service companies by driving a strategy of development and diversification that has combined both internal and external growth.

The Group has progressively extended its activities in Europe, in particular with the acquisition of Programator in Scandinavia, Hoskyns in the United Kingdom (1990), and Volmac in the Netherlands (1992).

At the same time, Capgemini has developed its management consulting activities with the acquisition of two American companies, United Research and Mac Group, in the early 90s, the German company, Gruber Titze & Partners, in 1993, followed by the French firm Bossard in 1997.

More recently, the acquisition of Ernst & Young Consulting (2000) strengthened the Group's global profile, significantly increasing its presence in North America and in a certain number of European countries.

The years 2001, 2002, 2003 and 2004 proved to be particularly difficult for the IT service sector and it became necessary to rebalance Capgemini's portfolio of activities in favor of two of its disciplines - local IT services and outsourcing – and around the *Rightshore*™ concept.

The acquisition of Transiciel, at the end of 2003, enabled Capgemini to double the size of Sogeti, an entity formed in 2001 in the local professional services domain, and which contributed 16% to Group revenues in 2005. In the area of outsourcing, from 2004/2005 onwards, the Group reaped the rewards from the efforts undertaken to establish its presence both in Europe and in North America by winning a number of major contracts (HMRC, TXU, Schneider Electric).

In addition, Capgemini became the first European company to take the offshore route. Capgemini chose to set itself apart from its major rivals by proposing an "*à la carte*" system for the provision of its services. The system is modulated according to the requirements, the project envisaged and the specific culture of the particular client. This is the idea behind *Rightshore*™.

The Group's profile has therefore changed significantly in a few years, demonstrating an ability to respond to the new challenges arising in the IT services and consulting industries. The 2005 results evidenced this firm recovery. 2006 was a financial period of strong growth and increased profitability for the Group as shown by the dynamism of its disciplines, strengthened by its sector expertise. This year it posted net income of 293 million euros and revenues of 7.7 billion euros. Capgemini has regained its fighting spirit as demonstrated by the acquisitions of Kanbay, FuE and Indigo. In addition, due to the deep changes in the market, the Group has decided to launch an ambitious and demanding program of development and conquest.

II – THE CAPGEMINI DISCIPLINES

A - One mission, four disciplines

The Capgemini mission: is to help its clients to transform in order to improve their performance. For this purpose, an integrated service offering, comprised of sector expertise and specific disciplines, is proposed to them accordingly.

The four Capgemini disciplines are:

- **Consulting Services (CS):** helping our clients to identify, structure and execute their transformation projects, for a long-lasting impact on their growth and competitive edge.
- **Technology Services (TS or Integration):** formulating, developing and implementing all kinds of technical projects, from the very smallest to the very largest.
- **Outsourcing Services (OS):** assisting our clients in complete or partial outsourcing of their information technology systems and other closely-related activities.
- **Local Professional Services (Sogeti or LPS):** offering a range of information technology services adapted to local needs in terms of infrastructure, applications and engineering.

Present in thirty-two countries and with a workforce of 68,000, generating revenues of 7,7 billion euros in 2006, the Group offers a wide range of integrated services, organized around its four disciplines and sector expertise. Services range from strategy-making to the maintenance of IT systems.

Each of the four business lines, comprising the Group's service offering, exists as an autonomous unit with its own objectives, business models and recruitment processes. By combining the expertise of these units, integrated transformation services can be offered to our clients. Hence, the Group's key strength lies in knowing how to interlink its multiple skills in order to respond to projects requiring a crosswise approach, thereby satisfying the needs of clients seeking commitment to the achievement of measurable, sustainable results.

Capgemini is independent from any software publisher or hardware manufacturer. In an effort to provide our clients with the best products and know-how, the Group has formed a network of strategic alliances and partnerships. This enables us to freely and knowingly select and deliver reliable solutions, precisely tailored to each and every client's needs. Capgemini

is also able to deliver services in the location which best serves the interests of its clients – in terms of quality, cost and access to the best expertise. Dubbed Rightshore™, this approach improves productivity and gives added value to services. Lastly, Capgemini relationships are built on solid foundations of collaboration. The *Collaborative Business Experience* (CBE) is the Group trademark. And the way in which results are achieved count just as much as the results themselves, because client satisfaction is the number one criteria in measuring success.

Mission and vision of the Capgemini Group

Our mission: Enabling Transformation

Capgemini enables its clients to transform and perform through technologies.

Our vision: Enabling Freedom

Capgemini will lead by providing its clients with insights and capabilities that boost their freedom to achieve superior results.

B - Consulting Services

In 2006, growth and profitability were the order of the day for this discipline. Stimulated by economic globalization and the large merger-acquisition projects underway, demand should be sustained in 2007.

Background to 2006. The globalization of economic activity pursued its course, drawing strong demand for strategy and management consulting in its wake. 2006 was marked by mergers & acquisitions in many business sectors, new banking and energy regulations, the emergence of strongly-expansionist Chinese and Indian industrial giants and the transformation of Western companies together with the reorganization of their business processes. There is growing recourse to outsourcing as companies require support to define their strategies, assimilate their acquisitions and transform their organizations on a worldwide scale.

Taking stock of 2006. *"2006 was a year of sustained growth and true profitability. And the relevancy of our strategy consulting and post-acquisition integration proposals meant that we carried off some significant contracts, like Air France and Limited Brands in the United States"*, says Antonio Schnieder, in charge of Global Coordination Consulting. Faced with demands from key clients, Capgemini has taken the progressive step of adopting an internal cross-staffing process and capitalizing on its global expertise (systematic build-up of centers of excellence across the consulting organisation).
This approach is essential because Consulting is the flagship Group activity at the interface with the Group's global clients. Furthermore, a revolutionary program to drive the strategic agenda of our clients, called "Transformation Consulting 21" was launched. A key element is the systematic use of ASE combined with new techniques in order to step up internal mobilization and to include new technology in the thinking process, right from the start of the assignment. This initiative has the ambition to regain global leadership in the transformation market *"We have defined a similar approach in Process Consulting by embedding business methodologies and other methods and tools"*, adds Antonio Schnieder.

Prospects for 2007. The Consulting market should maintain its positive trend throughout 2007. The most beneficial way ahead for Capgemini Consulting is to focus on specific sectors and to reinforce its fields of expertise. The idea is to promote the integration process by including other Group disciplines and to intensify the use of our new and innovative Transformation Consulting approach.

C - Technology Services

2006 was a year of sustained growth with, in particular, a number of major projects in a variety of sectors. The industrialization that accompanies innovation should enable the Group, in 2007, to meet the needs of an ever more global, ever more demanding client base.

Background to 2006. Against the background of a more favorable economic climate, the Group's clients have rediscovered their desire for innovation. They are now making long-term investments in major projects, while striving to bring their costs down. Whereas, in the past, they tended to choose between one or other of these two paths, corporate clients are now opting for innovation and development while making substantial savings by way of a globalization strategy for purchasing, recourse to offshore, reducing the number of service providers and creating shared service centers, all within the framework of their industrialization strategies. Thanks to the savings made, they are able to channel some of their resources into renewing their IT systems and developing new applications to support their enterprise strategy.

Taking stock of 2006. *"2006 has been a year of profitable growth and net recovery. We have even been able to observe an improvement in prices in certain high-demand sectors, such as software package deployment or systems architecture services,"* says Philippe Donche-Gay, Director of Western Europe and TS Global Coordination.

Increased sector-specific specialization has bolstered the skills base and helped us win contracts such as the overhaul of the MAAF insurance company's IT system. In terms of innovation, Capgemini has adopted a proactive posture towards Open Source, which is used by the French public services. This has helped the Group to win one of the first maintenance contracts of this type with the Ministry of Finance. A specific Open Source offering called "OSS Partner" has been launched, and is expected to be rolled out worldwide. Lastly, the Group's big outsourcing contracts continue to generate heavy demand for systems integration expertise, confirming once again the relevance of Capgemini's interdisciplinary integration strategy.

Prospects for 2007. Demand should remain sustained with, in particular, a marked desire from clients for new architectures and for offshore. *"The software development value chain is undergoing a transformation, and will offer far greater levels of productivity. We are mobilized to help get this new model up and running in 2007,"* declares Philippe Donche-Gay.

D - Outsourcing Services

Strong growth and improved profitability characterize this activity in 2006. The production launch of major contracts, the extension of existing contracts and the continued rationalization drive, as part of the MAP plan, underly these fine results.

Background to 2006. The outsourcing market, by its recurrent nature, its size and its prospects, particularly in new segments such as Business Process Outsourcing, attracts more and more service providers, generating ever stronger competition. 2006 was no exception to this trend, with the rise in influence of the Indian players. Globally, although the USA and the UK continue to corner three-quarters of the market, the Asia-Pacific zone is growing rapidly. Demand in the BPO segment remains high.

Taking stock of 2006. According to Paul Spence, Director of the Group's Outsourcing Services: *"2006 has been a very important year. We have reached a level of 20,000 employees, received some 3 billion euros worth of orders and successfully implemented the first stage of our MAP plan for growth and profitability."* The priority has thus been to renegotiate certain contracts and to rationalize the Purchasing function, leading to a significant reduction in operating costs. Furthermore, within the context of a globalized economy and strong competition in the field of outsourcing, the Indian activity of Capgemini has doubled in size, now accounting for 2,400 employees. To this total can be added 1,300 employees in Poland and 500 in China. 2006 was marked by the effective start-up of major contracts with General Motors and the London Metropolitan Police. Also, the position of trust we have held since 2003 with Her Majesty's Revenue & Customs in Great Britain has led to the initial contract being extended to the tune of 1.1 billion euros. For its part, BPO activity, centered on corporate finance and administration functions, has grown by 43% in Europe, with new clients such as Unilever, SKF and Tetrapak.

Prospects for 2007. Pursuing the MAP plan, intensifying Rightshore™, rationalizing the global production mechanism, doubling the headcount in India, improving the targeting of markets and clients, creating new offers and building on our skills bases: this is the roadmap for the OS activity in 2007. *"After concentrating our efforts on the cost structures and production mechanism, we shall be ready to sign new major contract,"* concludes Paul Spence.

E - Local Professional Services

Sustained and profitable growth, a takeover in Germany and deployment in the UK, the launch of an offshore production program: Sogeti can look back with satisfaction on 2006.

Background to 2006. The pronounced trend for mergers/takeovers and the globalization of the economy have done nothing to lessen the local significance of the markets and organizations on which Sogeti has been operating for nearly 40 years now. In this context, even though the subjects to be dealt with are increasingly complex and the cycles ever more rapid, they still in fact represent large, global programs transposed on to a local scale. The upshot of this is the continued growth of the market in local IT services. However, clients have become more and more selective and demanding. They implement referencing policies and seek to have partners who, while remaining local, have a global dimension. Sogeti, as it happens, perfectly satisfies these criteria, with a tried and tested business model, a loyal relationship stretching back 30 years with certain clients, an international stature and its affiliation to a global group of companies.

Taking stock of 2006. *"We enjoyed a highly successful year in 2006 from the point of view of both growth and profitability; this was true on all our markets,"* declares Luc-François Salvador, Chairman & CEO of Sogeti, who goes on to say: *"Despite a highly competitive environment, our US outlet now boasts profitability levels going into two figures. As far as services are concerned, application testing – on the back of its success in the Netherlands – has been rolled out worldwide and is making impressive inroads, particularly in France and in the USA."* In addition, Sogeti has, as predicted, consolidated its high tech consulting business with the acquisition of the German Group, FuE, which specializes in the aviation sector. This operation confers on the company the scale it requires to convince the big corporate clients. Last but not least, Sogeti has continued its expansion in Europe by setting up in the UK, Ireland and Denmark.

Prospects for 2007. Sogeti intends to keep pace with and even outstrip the growth of the market. Besides pursuing its efforts on the segments mentioned above, and in countries such as Germany and the UK, innovation and offshore are also high on the agenda this year. Offshore is a new departure for Sogeti, used as it has been to selling and producing from one and the same location. *"We are going to develop our service offerings, especially with regard to application testing but also in high tech consulting, by integrating the offshore aspect so as to offer our clients solutions at very competitive rates. Our ambition is to take on 500 employees in India in 2007"*, Mr. Salvador concludes.

III – THE CAPGEMINI SECTORS

A - The Public Sector

Increased market share, sustained demand for consulting and project management, US market breakthrough: these were the headlines for 2006, an extremely fertile year for this sector.

Background to 2006. In seeking productivity gains, responses to citizens' demands and new solutions for public security within

their administrations, the major Western countries have kept to the modernization path. These initiatives require the implementation of complex programs for the transformation of organizations and IT systems. In 2006, the already-buoyant investment in information technology was stepped up further: *"For example, the prevention of tax fraud has now become top priority. Discussions are underway with Great Britain, the Netherlands, and Sweden for the modernization of their IT systems. The Group's prowess in the SOA field, in France, has raised a lot of interest"*, summarizes Stanislas Cozon, Director Public Sector of the Capgemini Group.

Taking stock of 2006. 2006 was distinguished by a strong demand for consulting and project management from European administrations. In Italy, for example, the national printing works – a new client – engaged Capgemini for the new residence permit and the electronic passport project. In the Netherlands, the Group has rolled out a large logistics-related SAP project for the Ministry of Defense and the Dutch administration has completed two projects which were partly executed in India, proving that offshore is not necessarily taboo in the public sector these days. Furthermore, in the United Kingdom, the Group's major outsourcing projects – Her Majesty's Revenue & Customs and the Metropolitan Police – have generated sustained demand for consulting and project management. This demonstrates – once again – the perfect relevance of the Group's strategy with its synergy of the disciplines. In addition, the Group has effectively developed close ties with its clients by encouraging contact between the public service managers from different countries. *"This year, client demand has increased noticeably for this type of contact as managers are realizing that it helps in speeding up the dissemination of good ideas"*, remarks Stanislas Cozon.

Prospects for 2007. Today, Capgemini has become one of the two leading service providers to the public sector in Europe. Moreover, the Group intends to consolidate this position in 2007 by focusing on the field of taxation in the Nordic countries and in the Netherlands. In the United States, Capgemini hopes to maintain its excellent progression in 2006.

B - Energy & Utilities Sector

Like the previous year, 2006 saw sustained liberalization of the Utilities market in Europe and transformation projects undertaken by the main players in the sector.

Background to 2006. Oil and gas price tensions surfaced frequently in 2006, heightening concerns about the security of energy supplies. In Europe, the historic Utilities providers continue to face the challenge of further deregulation and, from July 2007, will have to adapt to a market totally open to competition. The European Commission now intends to take a step further and to create a true European Electricity & Gas market, supported by free competition. It therefore wishes to separate completely the regulated distribution and transmission networks from the non-regulated activities such as production and retail, but has met with resistance from certain Member States. In 2006, a second wave of mergers-acquisitions was launched in Europe and some new pan-European companies could be formed in 2007. In the USA, the main concerns of the Utilities companies revolve around the renewal of the generation systems and the modernization of the electrical infrastructures through new technology, such as smart meters. The goal is also to improve financial performance. In the petroleum sector, the large corporations are devoting increasing resources and attention to the exploration of new oil and gas fields and to operation excellence of the existing ones.

Taking stock of 2006. *"As a direct consequence of the liberalization of the Utilities markets in Europe, operators are rethinking their strategy, organization and IT systems in order to adapt them to a deregulated market model while maintaining ambitious targets in terms of productivity gains"*, notes Colette Lewiner, Leader of the Energy & Utilities sector for Capgemini. Yet again, the new end client systems and consulting activity generated by the liberalization process have fired up the market. Capgemini provides consulting services for key European clients, and notably assists them in the unbundling process and the creation of new Distribution and Retail units. It also builds new, mostly SOA-based IT systems on their behalf. Furthermore, the Capgemini Group ranks Number Two in Utilities in Europe according to the Gartner Group statistics.

Prospects for 2007. Due to the continued liberalization of the European markets, the consolidation of its players, the development of an innovative service offering with smart meters and networks, and our clients' trust in us, the Group's business prospects – as far as the Energy & Utilities market is concerned – are bright.

C - Banking, Finance, Insurance Sector

This is the world's largest market in terms of IT investments as consolidation, globalization, regulatory developments and new technology continuously spawn new demand.

Background to 2006. Sustained consolidation of the sector's institutions in Europe, positioning of the Western players in Asia, establishment of the SEPA (Single Euro Payments Area which consists of a single set of payment instruments and processing infrastructures within the European Union, and upheavals in the technological field thus potentially reshaping the contenders' business models. Such were the outstanding events of 2006 in the Banking, Finance, Insurance sector. Italy has now become the hub of consolidation in Europe, which should soon affect Germany too, with its piecemeal banking sector. The consolidation trend

is beginning to produce a European business model of its own: *"Distribution of banking products is still local on the whole, but back office activity is developing on a European scale as payment, credit and leasing are centralized"*, notes Bertrand Lavayssière, Director Banking, Finance, Insurance for Capgemini.

Taking stock of 2006. The wave of giant merger & acquisition transactions - with the resulting transformation of organizations, reshaping of IT systems and creation of shared service centers – feeds into the Group consulting and project management activities. For example, Capgemini is working on a "Merger Management" project involving all at the Eastern European entities of a major European bank. The Group also works with an entity recently acquired by a French banking institution. As for SEPA, Bertrand Lavayssière estimates that the Payments Area has engendered a 5-billion-euro market of consulting, project management and outsourcing engagements. Capgemini is currently performing consulting assignments, on behalf of 8 major European banks, looking into the actual impact of SEPA and the possible response strategies. The American banks, whose domestic expansion has been hindered somewhat by the regulatory measures, are now seeking new opportunities in Europe and Asia. They are also turning to offshore on a massive scale for their back-office functions (e.g. Citibank, employing 22,000 people in India). As witnessed by Capgemini's announcement in October 2006, the acquisition of Kanbay, specialized in the development of IT projects for the Banking & Finance sector and employing 6,900 people (5,000 in India), is a perfect demonstration of the company's sharp flair in this respect.

Prospects for 2007. This project has enabled the Group to raise its profile considerably in this vital sector in the United States. Globally, Capgemini is now ready to serve both the top Anglo-American clients, in the immediate future, and the European institutions – which are beginning to take a serious interest in offshore, – in the short term.

D - Manufacturing, Retail & Distribution Sector

Globalization and the growth of emerging markets are key issues impacting the world of manufacturing, retail and distribution today.

Background to 2006. Globalization affects the industry in three key ways. Firstly, emerging countries such as India and China have become increasingly important sourcing markets for skills and production. Secondly, these regions are growing in significance as markets in their own right, with a burgeoning middle class that already has significant spending power for goods and services. This is leading giants such as General Motors and Wal-Mart, looking for new growth markets, to turn to areas such as India and China. Finally, major players in these markets are increasingly driving industry changes and consolidation. In the steel industry, for example, there have been several recent takeovers of Western players by companies like Tata Steel and Mittal. Meantime, the retail sector in Europe is growing again, after several years of stagnation. Retailers are investing in stores and store technology, as well as focusing on making the supply chain more responsive to actual demand and responding to new regulations such as food traceability.

Taking stock of 2006. *"We have already signed contracts for consulting services with local Indian retailers and are involved in discussions with other Indian companies, which, like their Chinese counterparts, are interested in the application of Western best practices to their businesses,"* explains Bernard Helders, Global Head of Manufacturing, Retail & Distribution. In the distribution segment, Capgemini has been working with clients around the Logistics Service Providers (LSP) program, the Group's joint initiative with SAP designed to provide integrated, flexible end-to-end solutions to help LSPs manage their business processes and reduce the complexity of their IT systems. On the strength of its expertise in consumer products and retail, Capgemini worked with the Global Commerce Initiative and Intel to publish an important study titled *"2016: The Future Value Chain,"* in partnership with the key players in the industry. This study defines a unique vision of the total consumer goods value chain from manufacture to consumption and addresses the changes and challenges the industry will face in the coming decade.

Prospects for 2007. Against the background of globalization and efficiency enhancement, Capgemini's Manufacturing, Retail and Distribution sector will continue to bring innovation to the industry, while helping clients with process improvement. The sector will also focus on increasing industrialization with greater domain specialization of our Indian operations.

E - Telecommunications, Media & Entertainment Sector

Service convergence is the focus of attention for all the players in the sector as a means of revitalizing market growth. Setting up in emergent countries such as India is also the order of the day.

Background to 2006. The key trend in the sector is the marketing by the operators of so-called "convergence" applications. These applications combine voice, internet and TV or cinema content. They sometimes combine with 3G mobile services and are designated "triple" or "quadruple play". *"These services are available in most European countries and are already being sold by the traditional retail outlets,"* says Didier Bonnet, Head of

TME at Capgemini. As well as the price war, the competition is also fighting tooth and nail over service quality, the key to obtaining customer loyalty and a prerequisite for selling yet more services. This trend is making for increased complexity in customer relations. Finally, as well as introducing these new services, operators are turning their attentions to emergent countries as an avenue for revitalizing their growth. Vodafone is an example of this, in India.

Taking stock of 2006. Against this background, Capgemini, on the strength of its great knowledge of the sector and its technological expertise, is helping the operators to define their strategies with regard to the new services, to manage their launches and to find new business models that will guarantee the operators' revenues and growth of their margins. The Group is also involved, via dedicated service centers, in the development and consolidation of customer billing systems. These centers make it possible to leverage the benefits of knowing the IT system inside-out while guaranteeing efficient integration between the system components, so that the operators will be able to measure and profit from all the aspects of convergence. *"What is more, targeted outsourcing focused on specific applications or BPO is starting to make an appearance in Europe"*, Didier Bonnet points out. It is also the case that new web service and mobile providers could end up outsourcing their billing and their customer management.

Prospects for 2007. In light of the anticipated boom in convergence services, Capgemini will be looking to underpin its business and technological capacities in certain market segments. This will include, in particular, the creation of dedicated telecom centers in Morocco and India, using specialized structures in order to provide operators with the advantages of our Rightshore approach. Last but not least, the Group is also intending to play a key role as intermediary between the operators and the content producers – those who supply the content for the convergent services – via *Digital Media Delivery*, an entity of Capgemini dedicated to the management of digital content.

IV - THE IT SERVICES MARKET AND COMPETITION

A) Market size and forecasts by segment 2006 – 2010

Continued economic recovery and sustained expenditure outside of IT organizations enabled continued growth in IT expenditure in 2006. Investment in innovation is more widespread than in recent years although many businesses remain focussed on improving internal processes and reducing costs. Global delivery models meet both of these needs by enabling purchasers to draw effective benefits from labor arbitration, which stimulates some demand for services that would otherwise be unaffordable, while dampening spending growth for many services that now cost less. Basic outsourcing (process and IT management) is still the prime source of growth, as illustrated by the following histogram.

Worldwide IT Services


Consulting (CS)
Development & Integration (TS & LPS)
IT Management (OS)
Process Management (BPO)
in billions of U.S. dollars
700
600
500
400
300
200
100
0
54.9
204.0
163.9
99.8
62.6
231.3
189.2
116.1
71.0
259.3
218.4
137.2
2006
2008
2010

Source : Gartner – Forecast : IT Services, Worldwide, 2003 – 2010 (update), 30/11/2006

B) The competition

1) Worldwide ranking

Although this is not an exact science, as the taxonomy is not precisely standardized, worldwide classicification of the top ten IT services companies illustrates two particularities.

First of all, the US - with seven companies - has been largely dominating this market for several years now. Only two Asian groups and one European group, namely Capgemini, have managed to hoist themselves among the Top 10 to date. In light of the market share held by each individual player, although large international groups are involved, it is noted that this IT service market has remained very piecemeal despite the successive waves of consolidation. The following table provides a classification of the top ten IT services companies worldwide

Professional IT Services Market Share
(Source: Gartner Dataquest IT Services Market Metrics Worldwide Final Market Share, August 2006)

(in millions of U.S. dollars) **Vendor**	**2005 Revenue**	**% Market Share 2005**
IBM	40,607	8.2%
EDS	19,415	3.9%
Accenture	15,705	3.2%
Fujitsu	14,844	3.0%
Computer Sciences Corporation (CSC)	14,520	2.9%
Capgemini	8,637	1.8%
Automatic Data Processing, Inc	8,187	1.7%
Lockheed Martins	7,738	1.6%
NTT Data	7,469	1.5%
SAIC	7,310	1.5%

2) Focus on the european market
According to the study by Pierre Audoin Consultants, dated December 2006 and issued by Christophe Châlons Managing Director, the competitive environment Europe in the IT services sector is characterized by a market that has recovered solid growth trends.

The companies, borne by a generally more favorable economic climate, have regained a solid appetite for innovation. They are now investing sustainably in large projects such as the renovation of their IT systems and the development of new applications in order to support their corporate strategies while continuing to implement cost reductions. The merger & acquisition trends in the banking and service industries are also encouraging senior management to call upon external service-providers in the field of consulting, a market that should grow in France alone by 5 to 6% per year, according to the research firm Pierre Audoin Consultants (PAC). And this growth draws new players: Indian IT services companies are offering IT consulting, audit and law firms are entering the strategic consulting market and certain insurance companies are entering the foray via risk analysis.

However, the new growth dynamics in the European IT market do not seem to benefit all of the major service-providers in the same way, observes PAC. Five American companies (IBM, HP, EDS, Accenture, CSC), five European companies (Capgemini, Atos Origin, T-Systems, SBS, LogicaCMG) and one Japanese company (Fujitsu Services) dominate the European market.

LogicaCMG, Capgemini and Accenture formed the leading pack in growth terms in 2006 followed by EDS, IBM et T-Systems. HP and Atos Origin, which posted weak growth, whereas CSC and SBS were on a downward trend.

Faced with the globalization of their clients' business, new purchasing strategy (multi-sourcing of outsourcing contracts, listing policies, etc.) and competition from the Indian pure players, the traditional, large IT services players have to adapt their business models, standardize their offerings, globalize their consultant teams and their production, whether for outsourcing or for projects.

By failing to include a credible offshore component in their commercial offers or by being too focused on the large or the very large outsourcing projects, heavy consequences in terms of profit margin and revenue may ensue. Flexibility, transformation, industrialization and globalization are the indispensable ingredients for a major service provider.

Any player that lacks any of these ingredients may find that its growth is curbed and become the target of takeover bids, either from competitors or – and this is a relatively recent phenomenon in the IT services and telecommunications industries – from players with a purely financial logic, with considerable resources at hand.

V – GEOGRAPHIC ORGANIZATION AND MAIN GROUP SUBSIDIARIES

The Group is established in some thirty countries, with a strong presence in the United Kingdom (accounting for 28% of revenues in 2006), in France (the Group's historical market, generating 23% of revenues in 2006), North America (17%), and Benelux (14%). These areas together account for 80% of overall revenues.

The Group performs its business activities through 109 consolidated subsidiaries as listed in Note 29 ("List of consolidated companies by country") to the consolidated financial statements at December 31, 2006. These subsidiaries are located in eight geographic areas, whose relative contributions to Group consolidated revenues in 2004, 2005 and 2006 are illustrated in the diagram set out below.


35
30
25
20
15
10
5
0
2004
2005
2006
22%
20%
17%
20%
25%
28%
6%
6%
6%
14%
14%
14%
8%
6%
7%
24%
24%
23%
5%
4%
4%
1%
1%
1%
North America
United Kingdom and Ireland
Nordic Countries
Benelux
Germany and Central Europe
France
Southern Europe
Asia-Pacific

In addition to these operating subsidiaries, Cap Gemini S.A. also holds 100% of the capital of four other entities:

- two non-trading real estate companies, one of which owns the premises of the registered offices in the Place de l'Etoile in Paris, and the other, the office buildings located in Grenoble;
- a limited liability company providing the premises, via a real estate leasing contract, for the Group's University, an international training center located in Gouvieux, 40 km (25 miles) north of Paris, which opened at the beginning of 2003;
- an intragroup service company named Capgemini Service S.A.S.

The parent company, Cap Gemini S.A., defines the strategic objectives for the Group via its Board of Directors, and ensures their implementation. In its role as a shareholder, Cap Gemini S.A. contributes, in particular, to the financing of its subsidiaries, either in the form of equity or loans, or by providing security and guarantees. Finally, it allows its subsidiaries to use the trademarks and methodologies that it owns, notably "Deliver", and receives royalties in this respect.

Simplified organization chart for the Group

The Group is composed of five main operating units (Strategic Business Units, or SBUs) :

- 3 geographical units : North America, Western Europe, Continental Europe & Asia-Pacific.
- 2 units for specific disciplines : firstly, the Outsourcing SBU and secondly, the Local Professional Services unit.


SBU Outsourcing (operating divisions)
SBU Local Professionnal Services (operating subsidiaries) Sogeti
Cap Gemini S.A.
SBU North America
100%
Capgemini North America Inc.
United States
Canada
Mexico
United States
Canada
United States
SBU Western Europe
100%
CGS Holdings Ltd. (UK)
United Kingdom
Ireland
United Kingdom
United Kingdom
Ireland
Capgemini France S.A.S
France
France
Capgemini Telecom & Media S.A.S
Capgemini Espana S.L.
Spain
Capgemini Portugal S.p.A.
SBU Continental Europe & Asia-Pacific
100%
Capgemini N.V.
Netherlands
Belgium
Luxembourg
Netherlands
Belgium
Netherlands
Belgium
Luxembourg
Capgemini AB (Sweden)
Sweden
Denmark
Norway
Finland
Sweden
Denmark
Capgemini Deutschland Holding GmbH
Germany
Germany
Capgemini Suisse S.A.
Switzerland
Switzerland
Capgemini Consulting Osterreich AG
Capgemini Polska Sp z.o.o.
Poland
Capgemini Italia S.p.A.
Capgemini Asia Pacific Ltd.
China
Malaysia
Singapore
China
Capgemini Australia Pty Ltd.
Australia
Capgemini Consulting India Pvt Ltd.
India
India
51%
Unilever Share Services Limited
India

VI – THE GROUP'S INVESTMENT POLICY

In 2006, Capgemini's vigorous organic growth underscored its ability to meet client expectations thanks to its technological and sector-based expertise, well-balanced core disciplines and cost competitiveness due to its strong offshore presence.

The Group had previously announced its intention to take advantage of its renewed financial flexibility to move ahead, where appropriate, with external growth operations serving three objectives:

- accelerating the Rightshore™ strategy;
- expanding the Group's territorial coverage, particularly in Europe;
- enhancing its ability to innovate and develop technological skills in high added-value fields.

The acquisitions in 2006 are fully in line with these aims. The acquisitions of Kanbay (announced on October 26, 2006 and finalized on February 9, 2007) and Indigo added 6,000 employees to the Group's workforce in India. The acquisitions of FuE and Plecto AG, although of modest size, helped to rebalance the Group's presence in Germany and enrich the technological content of its offering.

The above-mentioned objectives also led the Group to explore a variety of openings involving European players of varying size, which served to confirm the consistency of its strategy and the rigor of its financial discipline.

In 2007, investments in fixed capital or external growth will underpin the rollout of the Group's i³ Transformation plan by improving its ability to innovate, its client intimacy and the industrialization of its production. Other investments in fixed capital may be added to make further gains in these areas.

The Group's aim of extending its geographic coverage will continue to guide its external growth policy in 2007 both at the European and global level. In terms of service offering, the Group may use further acquisitions to accelerate the organic growth of its Business Process Outsourcing business and sharpen its sector-based expertise in certain areas.

These acquisitions will be made possible by the Group's solid, flexible financial position – a position that they shouldn't Jeopardize – and should also be in line with the Group's profitability objectives.

These profitability objectives may also justify targeted divestments.

VII – CORPORATE RESPONSIBILITY, SUSTAINABILITY AND SOCIAL STEWARDSHIP

The principles of corporate social responsibility, stewardship, and sustainability are reflected throughout Capgemini's long-standing business practices. These principles, including our shared values and ethics, guide our relationships with our clients, our employees, our business partners and the communities in which we operate. Since 2003, the Group has formalized its Corporate Responsibility and Social Stewardship strategy under the responsibility of the Senior Management, coordinated by the Group's General Secretary.

7.1 Corporate responsibility

7.1.1 Our Commitment and Vision

Capgemini is committed to responsible and sustainable business practice which delivers added value to its stakeholders – clients, employees, shareholders, investors, business partners, suppliers, the community and environment. Our vision is to build and maintain a frame of reference of values and standards within our business, embracing:

Our leadership, values & ethics: We say what we do and do what we say. Capgemini has a strong code of ethics underpinning all of its business practices. We embrace our core values of honesty, boldness, trust, freedom, solidarity, modesty and fun.

Our employees and the workplace: We are committed to being a responsible employer whom people choose to work for. We strive to ensure that both the physical working environment and our business practices are safe and allow our people to develop and deliver their best. We have a culture where we respect and make best use of the diversity of our people as individuals. Underpinning our Rightshore™ approach is a strong commitment to our employees and their communities.

Collaborating with our customers: We engage to understand their real business needs and deliver long-lasting value with tangible results. We take customer dialogue and feedback very seriously.

Working with our business partners and suppliers: We are committed to sound and sustainable procurement procedures and increasingly understand the potential impacts and opportunities which our practices present so that they can be improved, as required.

Protecting the ecosystem: As a major, global employer and a socially responsible company, we acknowledge our impact on the various ecosystems on which we operate. We work – at both national and international levels – not only with clients

but also on local issues, in partnership with the local authorities or community projects. Capgemini encourages and stresses the commitments of its employees to the community.

Our environmental footprint: We strive to reduce our environmental impact, particularly around energy use, travel and waste management. Long term sustainability is the key and we strive to increase employee awareness of the impact and how to contribute. We believe that, to achieve this, collaboration with our stakeholders is key.

In 2004, as a natural step in the evolution of our focus on social responsibility and sustainability, we joined the UN Global Compact. The member companies of this program support and respect ten principles relating to human rights, the environment, labor rights, and anti-corruption. The Group respects local laws and customs while supporting the international laws and regulations - in particular the International Labor Organization fundamental conventions on labor standards.

7.1.2 Our Values

Capgemini's culture and business practices are guided by its seven core values – Honesty, Boldness, Trust, Freedom, Team Spirit, Modesty and Fun. These values have existed as long as the group. They are second nature to us now, and remain at the heart of our approach to being a responsible business.

The first is **Honesty**, meaning loyalty, integrity, uprightness, a complete refusal to use any underhanded method to help win business or gain any kind of advantage. Neither growth nor profit nor independence has any real worth unless won through complete honesty and probity. Everyone in the Group should know that any lack of openness and integrity in business dealings will be penalized immediately upon it being established.

Boldness, which implies a flair for entrepreneurship and a desire to take considered risks and show commitment (naturally linked to a firm determination to uphold one's commitments). This is the very soul of competitiveness: firmness in making decisions or in forcing their implementation, an acceptance to periodically challenge one's orientations and the status quo. Boldness also needs to be combined with a certain level of prudence and a particular clear sightedness, without which a bold manager could become reckless.

Trust, meaning the willingness to empower both individuals and teams; to have decisions made as close as possible to the point where they will be put into practice. Trust also means favoring open-mindedness as well as wide-spread idea and information sharing.

Freedom, which means independence in thought, judgment and deeds, and entrepreneurial spirit and creativity. It also means tolerance, respect for others, for different cultures and customs: an essential quality in an international group.

Solidarity/Team Spirit, meaning friendship, fidelity, generosity, fairness in sharing the benefits of collective work; accepting responsibilities and an instinctive willingness to support common efforts even when the storm is raging.

Modesty, that is simplicity, the very opposite of affectation, pretension, pomposity, arrogance and boastfulness. Simplicity does not imply naivety; it is more about being discreet, showing natural modesty, common sense, being attentive to others and taking the trouble to be understood by them. It is about being frank in work relationships, loosening up, and having a sense of humor.

Fun, finally, means feeling good about being part of the Group or one's team, feeling proud of what one does, feeling a sense of accomplishment in the search for better quality and greater efficiency, feeling part of a challenging project.

7.1.3 Group Fundamentals, Guidelines and Policies – the Blue Book

In our largely decentralized and entrepreneurial organization, it is critical to have a set of common guidelines, procedures and policies which govern our fundamental operations as a Group. The Group "Blue Book" - originally created in 1989 as a managers' rulebook - provides the overarching common framework for every employee and every part of the business to work effectively as one Group.

The Blue Book contains:

Group Fundamentals
- Group Mission & Expertise, Fundamental Objectives, Values, Code of Ethics, and Guiding Behavior;

Group governance and organization;
Authorization procedures;
Sales and delivery rules and guidelines;
Business risk management, pricing, contracting and legal requirements;
Finance, mergers, acquisitions, disposals and insurance rules and guidelines;
Human resources policies;
Communications, knowledge management and Group IT;
Procurement policies;
Environmental policies.

All parts of the business in every country must embed these policies, procedures and guidelines as a reference in their local policies, procedures and guidelines while respecting local laws, regulations or statutory requirements. In 2006, the Group Blue Book was reviewed and updated to reflect our increased focus on Sustainability and Corporate Responsibility. The Blue Book is accessible online, to all Group employees, together with many other documents, including the code of ethics and the procurement policies.

7.1.4 Our Code of Ethics

Capgemini is committed to ethical conduct and to the principles embedded in our seven values. Our code of ethics, articulated within the Group's Blue Book, guides all of our business practices:

- We respect human rights in all dealings with Capgemini stakeholders, including team members, clients, suppliers, shareholders, and local communities.
- We recognize that local customs, traditions and practices may differ and, as a global organization, we respect the local laws and customs while abiding by the international laws and regulations; in particular, we support the International Labor Organization core conventions on labor standards.
- We refuse the use of forced labor.
- We refuse the use of child labor and ensure that our processes reflect this commitment.
- We promote diversity and refuse unlawful discrimination of any kind.
- We develop flexible working conditions to promote a healthy balance between work and personal life.
- We promote the training and personal development of our employees.
- We respect freedom of association.
- We respect health and safety regulations in our working environment and in dealings with stakeholders.
- We require our team members to maintain confidentiality with regard to all information to which they have access, pursuant to the applicable laws.
- We refuse bribery and corruption in our business practices.
- We are sensitive to environmental impact and promote environmentally friendly policies.

7.1.5 Our ethics in practice

Our code of ethics extends far beyond a simple collection of abstract ideas. It is a formalization of Capgemini's longstanding commitment to ethical behavior, and our ethics shape our business practices at every level of the company:

- **Bribery and corruption:** We have zero tolerance for any form of bribery and corruption in Capgemini. Hence, in the case of commercial activities, employees may not accept commission from - or pay commission to - third parties unless expressly agreed by the senior management; agreement is only granted in strictly limited cases.
- **Conflict of interest:** Each employee owes a duty to the Group to act with integrity and good faith. It is essential that the Group employees do nothing which conflicts with the Group's interests - or anything which could be construed as possibly being in conflict with such interests.
- **Funding of activities and organizations:** All funding to activities and organizations outside of Capgemini is subject to the authorization of the Group Executive Committee so that we ensure that we support only activities and organizations whose ethical rules are aligned with our own. Capgemini does not finance political parties.
- **Business gifts and entertainment:** The Group employees may give and receive appropriate business gifts, in connection with their work with the Group's clients, suppliers or business partners, provided that all such gifts are nominal in value and not given or received with the intent or prospect of influencing the recipient's business decision-making, and that they comply with the laws and regulations in force.

7.1.6 How we measure up

Cap Gemini SA is included in the FTSE4Good Global and Europe Index, in the ASPI - Advanced Sustainable Performance Indices and in the ECPI - Ethical Index €uro Index.

Capgemini (UK&I) took part in the 4th Corporate Responsibility Index and was congratulated for its participation, which strengthens our commitments and our transparency whilst managing, measuring and reporting on our business practices.

7.2 People

7.2.1 Human Resources priorities

In 2006, the H.R. priorities across the Group focused on 3 main areas:

- Recruitment and retention of employees.
- Career development:
  - Offering the right professional challenges,
  - Improving the competency model process & guidelines,
  - Increasing the linkages between the competency model and training curricula.
- Leadership development:
  - Implementing a Group common leadership framework,
  - Aligning leadership programs across the Group,
  - Increasing mobility within the leadership pool.

7.2.2 Sustainable growth in employee headcount

The evolution of the Group workforce over the last ten years is a reflection of the various economic cycles which have affected the Consulting and Technology sectors. The strong organic growth of the late 90s coupled with the take-over of Ernst & Young Consulting in 2000 meant that the Group headcount was multiplied by 2.5 in 5 years. This period was marked by sustained demand in Consulting and Technology services due to oncoming Y2000, the introduction of the Euro and the development of the Internet.

During the 3 subsequent years, under the twofold effect of:

- the general economic degradation due to new, major international crises, culminating in the 9/11 attacks and the war against Iraq,
- the bursting of the Internet bubble,

the investment slowdown led to downsizing the workforce. 2004 was characterized by a return to growth, mainly as a result of staff transfers (over 5,300 people were transferred upon signature of 2 large outsourcing contracts - TXU in the USA and Aspire in the UK). 2005 was a year of consolidation and renewed large-scale recruitment. In a flourishing market, 2006 was marked by a turnup in employment, with double-digit growth and ongoing recruitment. The Group had a record 67,889 employees by the end of the year, essentially through organic growth.

Year	Average headcount		End of year headcount	
	Number	Evolution	Number	Evolution
1996	23,934		25,950	
1997	28,059	17.2%	31,094	19.8%
1998	34,606	23.3%	38,341	23.3%
1999	39,210	13.3%	39,626	3.4%
2000	50,249	28.2%	59,549	50.3%
2001	59,906	19.2%	57,760	- 3.0%
2002	54,882	- 8.4%	52,683	- 8.8%
2003	49,805	- 9.3%	55,576*	5.5%
2004	57,387	15.2%	59,324	6.7%
2005	59,734	4.1%	61,036	2.9%
2006	64,013	7.2%	67,889	11.2%

*48,304 excluding the Transiciel contribution, which was only incorporated at 31 December.

The impact of the staff transfer, and the resumption of recruitment over the last two years, have appreciably modified the geographical distribution of the Group personnel; its evolution is summarized in the table below:

End of year headcount	2004	%	2005	%	2006	%
North America	8,893	15.0%	6,351	10.4%	6,441	9,5%
UK/Ireland	8,534	14.4%	8,826	14.5%	8,785	12,9%
Nordic Countries	3,485	5.9%	3,429	5.6%	3,608	5,3%
Benelux	8,306	14.0%	8,613	14.1%	9,014	13,3%
Germany and Central Europe	3,390	5.7%	3,732	6.1%	5,137	7,6%
France	18,664	31.5%	19,866	32.5%	20,438	30,1%
Southern Europe	5,151	8.7%	5,591	9.2%	6,235	9,2%
Asia-Pacific	2,901	4.9%	4,628	7.6%	8,231	12,1%
Total	59,324	100%	61,036	100%	67,889	100%

The above evolution reflects the following:

- The continuing adaptation of our production capacity to the Rightshore™ model, combining local resources (in the client's area) with those situated in specialized production centers, the balance depending on the technology or offer concerned. This explains, in particular, the development of our headcount in the Asia-Pacific region - where 12% of Group resources are concentrated - and in Central Europe;
- The continuing development of the local professional services activity, with strong representation in France and in Benelux, and a growth trend in North America;
- The maintaining of a local production workforce in all our geographic zones.

In 2006, recruitment was stepped up and 18,600 new employees came onboard, compared with 14,500 in 2005. This same trend was prevalent in all countries and in all areas, a trend which was particularly marked in India where the headcount rose by 77% and the total number of new recruits was higher than the total headcount at the beginning of the year. Sogeti and OS recorded high recruitment rates - 4,300 and 3,700 respectively. To support our 2006 priority on recruitment for growth, a new global recruitment campaign was launched. This campaign received the 2006 *Award for the best global press recruitment campaign.*

Staff turnover (i.e. percentage of voluntary departures) slightly increased - reaching 16.6% in 2006 (compared with 15.4% in 2005 and 14.1% in 2004) i.e. almost 10,700 voluntary departures during the year - which reflects the standard phenomenon i.e. increased mobility in Consulting and Services when the market is flourishing. This rate is carefully monitored in order to maintain it at the customary level for the sector, which is achieved through specific action or programs (implemented in function of the disciplines and geographic areas involved). Turnover rates in India, which has had a booming IT market for several years now, stand at approximately 20% instead of the 30% recorded two years ago.

The utilization rate of resources - which measures the share of hours (excluding legal holidays or leave) worked by productive salaried staff and directly allocated to invoiceable services - is globally progressing compared to 2005 in the case of Projects and Consulting. Breakdown is as follows:

Quarterly utilization	2005				2006			
rate	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Consulting Services	62	67	66	66	66	69	66	69
Technology Services	78	79	79	79	79	80	80	80
Local Professional Services	85	86	86	86	85	85	86	86

It should be noted that utilization rates are not monitored for outsourcing business, for which the indicator does not reflect the performance evolution.

Since 2003, the Group measures and monitors the evolution of the indicators designed to provide pointers on the breakdown of its headcount. Average seniority, average age and male/female breakdown are recorded under these indicators.

BREAKDOWN OF WORKFORCE BY SENIORITY: EVOLUTION 2004-2006

Evolution of average seniority reflects the Group's recruitment policy over the last few years and explains the low percentage of people with 3 and 4 years' seniority within the Group. On the other hand, the recovery recorded - slow in taking off in 2004, then becoming gradually stronger in 2005 and 2006 - explains the growing, albeit now-preponderant share of people with less than 2 years' seniority. Furthermore, the development of outsourcing, with its historically more stable headcount, also explains (as a result of staff transfers such as TXU and Aspire, in particular) the relative stability of the proportion of staff with 5 or more years' seniority.


40
35
30
25
20
15
10
5
0
Dec 04
Dec 05
Dec 06
14,3 %
22,1 %
26,1%
12,2 %
15,2%
21,3 %
25,8%
14,1 %
7,6 %
29,1 %
30,8 %
28,3 %
18,6 %
17,8 %
16,7 %
<1 year
1-2 years
3-4 years
5-9 years
10 years and +

BREAKDOWN OF WORKFORCE BY AGE: EVOLUTION 2004-2006

Evolution in average age has remained globally stable, even falling slightly again to 35.9. The regained momentum in recruitment of young graduates over the last few years, in addition to the strong growth of the workforce in India (where the average age is much younger), highlight the fact that the share of under 25s has increased sharply to 9.2% compared to only 3.2% in 2003.


50
40
30
20
10
0
Dec 04
Dec 05
Dec 06
4,6%
6,5%
9,2%
44,7%
45,2%
45,8%
31,8%
30,4%
28,6%
14,9%
14,2%
13,2%
4,0%
3,7%
3,2%
< 20-24
25-34
35-44
45-54
55 and +

BREAKDOWN OF WORKFORCE BY GENDER: EVOLUTION 2004-2006

After falling for several years, the percentage of women in the workforce rose again in 2006. The overall evolution can be explained by the fact that development was particularly marked in business lines (outsourcing and local professional services) or in certain countries where the percentage of working women is not so high (e.g. India). However, in many areas of the world, the percentage of women is rising globally (same scope of reference). Likewise, the development of BPO has enabled a large number of women to be taken onboard.


80
70
60
50
40
30
20
10
0
Dec 04
Dec 05
Dec 06
73,8 %
74,9 %
74,7 %
26,2 %
25,1 %
25,3 %
Male
Female

7.3 Fundamental Principles of Human Resource Management

Our Commitment to our People

The success of our business is grounded in the diverse work and life experiences of our professionals, who enable us to both grow our business and deliver outstanding results to our clients. Key elements of our approach as an employer include:

- Fostering a culture of collaboration;
- Personal and professional development by focusing on a combination of experience, industry expertise, technical, business and interpersonal skills;
- Providing learning and development opportunities and the resources required;
- Providing an annual performance appraisal process with the opportunity to discuss its content in an individual interview;
- Entitlement to a personalized development plan, which includes recommendations on learning and personal development options;
- A performance management process that considers our professionals for what they do and how they do it;
- A team-focused environment where professionals can enhance their skills, share knowledge and enjoy a rewarding career on a daily basis;
- Access to a mentor, if they so wish, with whom they can discuss their career path;
- The ability to regularly voice their opinion through employee surveys on the general evolution of the Group, employment conditions, working conditions, professional development and their relationships with management and colleagues;
- To be regularly informed by their managers and able to engage in dialogue concerning their assignments and work environment;
- Respecting the Capgemini corporate social responsibility and sustainable development positions on diversity, social stewardship and ethical code of conduct.

We believe that highly qualified teams of professionals are key to the success and sustainability of a company whose main purpose is to deliver an "intellectual" product. As a result, the company offers an environment where all can progress and develop their skills, collaborate with diverse professionals, contribute to the Group business goals through varied assignments, share knowledge, and thus enjoy a fulfilling and rewarding career.

7.3.1 Personalized career management

The competency model

The professional development of each employee is supported by a competency model which forms the basis for performance appraisals and personal career advancement. The model, rooted in shared values, is tailored to take into account the specific needs of each of the Group's business lines, such as particular knowledge or technical expertise.

Personal development and appraisals

One of the key challenges for a services company is to guarantee a transparent process of individual performance assessment, based

on clearly defined, fixed criteria. It is only with such a framework that it is possible to ensure the professional development and promotion of all employees, as skills assessment is the best way of respecting equal opportunities.

To allow this, the Group has a performance appraisal system based on regular evaluations, generally conducted in relation to client projects and involving personal interviews with the employees.

Mentoring systems have been set up to allow employees to benefit, throughout their career, from an outside view and career management advice from more experienced colleagues.

Mobility

Geographical mobility, whether within a country or internationally, is encouraged by the Group and often corresponds to employee requests. To facilitate mobility within each country, intranet sites publish available positions to give every opportunity for roles to be filled by existing employees prior to being advertised externally. Furthermore, for professionals involved in overseas assignments and who are considering an international career, useful information can be found on company intranets together with the relevant conditions and procedures.

At the same time, in order to ensure the safety of its employees, travel to potentially high-risk countries is subject to strict rules and must be approved in advance. In order to limit the risks faced by its people as far as possible, if trouble breaks out in a country where the Group's employees are present, Capgemini has set up a repatriation procedure with specific insurance cover.

7.3.2 Learning and development

General learning policy

The value of a consulting and IT services company lies in the quality of its intellectual capital. In an industry characterized by rapid technological change and changing patterns of work, it is essential for employees to keep their knowledge and skills up-to-date in line with client and market needs. Group employees can thus leverage and build on their knowledge in order to gain rewarding professional experience. Personalized development plans are therefore designed at the time of the annual performance interview and reviewed at least once a year. Furthermore, operating units undertake a systematic and iterative review of both the capabilities required for their businesses and their portfolios of training offerings to keep apace with current and future market needs.

The fundamental strategy of competency development draws upon various approaches:

- standard training programs;
- mentoring systems;
- e-learning;
- on-line books;
- on-the job training;
- easily accessible databases for knowledge sharing;
- management of professional interest communities;
- forums and team rooms where issue-specific or assignment-specific knowledge can be exchanged.

A culture of sharing and networks is vital in order to facilitate the relaying, use and sharing of knowledge, as well as innovation and collaboration.

Increased focus on investment in training and competency development

Resources are devoted to providing training both at Group level and locally. The Group's on-line learning management system, called ***"MyLearning"***, which is open to all employees, was used by over 26,000 employees in 2006. Moreover, overall usage of e-courses and online books saw a big jump, with employees using *MyLearning* for informal and just-in-time learning as well as for registering for more formal structured learning events.

MyLearning contains all of the Group programs and, for many regions, local curricula. The underlying platform of *MyLearning* was refreshed in 2005 to give an enhanced learning experience and to improve available learning tools. The catalog of courses includes a range of training options to suit different learning styles, including over 2,000 e-learning courses, on-line assistance, test-preps, more than 13,000 books, online examinations, language courses, live virtual training and meeting sessions, and classroom teaching. Classroom instruction is provided either at local training centers or within the Group University. Globally, 63,500 people were trained in over 2 million hours in 2006.

The Group University

The Group University continues to play a major role both as a learning center and as a conduit for the group's strategy and evolution. The University is the connection point for the business units, the disciplines, and the Group to deliver learning experiences that align our people to the Group's strategy and to our client's needs. It is also where the Group "Feeling and Spirit" comes to life for our people. Its mission is to:

- Develop professional competencies and capabilities;
- Drive top-quality learning content in order to guarantee consistent application, adapted to our business requirements;
- Design and master a global curriculum;
- Innovate and optimize efficiency when designing the programs;
- Only deliver top-quality, tailored program content and delivery;
- Facilitate and incubate networking within and across the disciplines and communities.

In 2006, the Group's University expanded its classroom activities by 40% and reached over 6,900 participants – 2,000 more than

in 2005. Overall satisfaction with the courses remains high with an average rate of 4.3 out of 5.

Continuously innovating and alongside its normal program schedules, the University delivered five specially-focused Business Priority Weeks (BPW) in 2006, which reached over 1,500 participants, on the topics of Service Orientated Architecture (SOA) and Rightshore™. BPW is a unique learning event where over 300 individuals, attending specialized training programs, come together at certain points during the week to hear key messages from Group senior executives and clients on top priority topics and to discuss the implications for them and their communities on their daily practice, their disciplines and our business. These events enable them to be ambassadors and conduits of the key learning and messages when they return to their home business units.

The main home of the Group University is *Les Fontaines*, a specialized Business Learning forum which organizes training and seminars. *Les Fontaines* was opened in 2003, after an investment of €96 million by the Group, thus testifying to the strategic importance of training within the Capgemini Group. While Les Fontaines remains the hub for the Group University, additional regional hubs were opened in the United States and in India during 2006.

The University is structured into a number of schools aligned to the business disciplines The Leadership Development School and the Business Development School are transversal and open to participants from all disciplines. The Consulting, Technology and OS Schools are all aligned to their respective disciplines.

The role of the **Leadership Development School** is to create our common leadership culture and to strengthen our leadership community. At the heart of this school are learning programs that help our up-and-coming and existing leadership drive change, results and passion. Through action-orientated sessions dispensed by specialists, with many opportunities to interact with top management and practitioners, participants come away with renewed understanding of the Group, and its priorities and individual actions to bring both short and long term business results. *Collaborative Coaching*, a program that was introduced two years ago, has increased in attendance and popularity as the focus on leadership and coaching has increased in the Group. 2006 has seen the introduction of a new program – *Emerging Leadership* – targeting the early career professionals with high potential.

The **Business Development School** supports the development of our business development community and is a strong channel for animating our sales force. The school ensures a fast roll out of priority content training such as Rightshore™ or SOA.

The **Consulting School** trains our newly hired consultants in the Group Consulting skills and methodologies. It provides training on the main consulting practices, such as Customer Relationship Management (CRM), Supply Chain, Finance and Employee Transformation (FET) and Transformation Consulting as well as topics such as Six Sigma. The Consulting School also provides sector-specific training to support our key sectors.

The **Technology School** equips our technology professionals with the technologies, skills, tools and processes necessary for delivery excellence. This school is the spearhead of our four in-house certification programs designed for Engagement Managers, Architects, Software Engineers and Networks Engineers. The programs have been designed to support these roles, from apprentice to master levels, and to allow our professionals to select their learning solutions in line with their current business priorities, their personal objectives and their career tracks. Participants have the opportunity to connect with colleagues from across the Group. Specialized learning programs have been designed, in partnership with each of these communities, to bring participants permanently up to standard through all phases of the certification process in line with current technology trends.

A recent addition to the University Schools is the **Outsourcing School** to support our Outsourcing (OS) business. The initial programs are focused on the training and assessments required to support Service Delivery Management Certification. The OS School complements the existing offering and OS people attend additional programs within the other Schools depending upon the requirements of their roles. The OS School is set to grow in 2007 to meet additional OS business needs.

To support the focus on leadership development, in 2006 all countries increased their participation in both local and global programs. Some examples:

In the Netherlands, a new program called *Fast Forward* was initiated, which focuses on accelerating leadership qualities in young talent; this is a three-year program combining working sessions, learning programs, stretch targets and coaching.

In India, the *New Horizons* program is designed to develop four key leadership competencies: Business Acumen, Delivery Excellence, Cross Cultural Competence and People Leadership; at the end of the program, a select number of high performers are put through the Executive Mentoring and Shadowing Program with Global leaders.

In the UK's Aspire business unit, two new programs for graduate and junior management talent were added. This adds to the Leadership Academy for identified executives with VP potential, which was set up in 2005.

In Sweden, in addition to existing leadership development programs, 6 leadership seminars were run around hot topics such as motivation, managing virtual teams, living our values.

In these seminars, our clients were invited as guest speakers and participated in workshops on these subjects. The seminars were very popular and gave good insights into the importance of good leadership skills.
- The BPO Center in Adelaide, Australia, partnered with a local training organization to conduct the *Collaborative Leadership Program*. All members of the senior leadership team participated in an eight-month program designed to enhance core leadership competencies. Throughout the year, several *Leaders' Lunch & Learn* sessions were conducted, which were designed to develop the skills of the broader leadership team to enable them to manage better the performance of their team members.

The certification process

Internal certification

This in-house peer review process gets employees to appraise the competencies of colleagues based on precise and clearly identified criteria: experience gained, knowledge sharing, use of in-house tools and methods, advice and leadership.

The process has three objectives:
- to create strong and recognized professional-interest communities by sharing information, knowledge and skills in specific areas;
- to ensure a blended distribution and graduated progression of competencies, both for in-house needs and for client service;
- to create the win-win situation giving a competitive edge - to both Group and employee - as well as increasing each person's "employability".

The Group has six main internal certifications for: Engagement Managers, Architects, Software Engineers, Networks Engineers, Enterprise Applications Specialists and team Managers.

At the end of 2006, 4,139 people had received internal certification at Group level (some 6.1% of the Group's global headcount) compared to 3,631 people in 2005.

External certification

The Group has a long-standing external certification policy, which it has enhanced through online learning programs offering the possibility to study for external affiliation, including test preps and online mentoring. Individuals can apply for external certifications such as Microsoft, IBM, Oracle, Sun Microsystems, Cisco, Linus Professional Institute, Project Management Institute (PMI) and ITIL.

Some examples, which support our growth in India:
- 140 people gained ITIL certification, 14 people moved up to the next level and gained ITSM Certification i.e. the highest proficiency level in the OS discipline;
- Six Sigma Training was rolled out to senior professionals from Capgemini India, who went through 3 weeks of Six Sigma Training to attain *Green Belt* certification;
- A special *SAP Tech Edge Seminar* saw participation from 110 individuals from the India business, all of whom gained certifications in different modules of SAP.

Capgemini in-house center certification

At least 56 Capgemini centers including the Accelerated Delivery, Application Management Services, Infrastructure Management Service, Business Process Outsourcing and Technical Excellence Centers all have some form of certification now, an increase of over 23 since last year. Centers in North America, France, United Kingdom, Belgium, Netherlands, Germany, Spain, Italy, the Nordic countries, China and India have ISO certifications, including ISO 9001 / ISO 9001-2000. Many centers are working on their CMM/CMMI® (Capability Maturity Model Integration) certification, which is specific to the applications development business. The Mumbai and Bangalore centers in India have obtained the highest CMM and CMMI® certification (Level 5), and at least another 10 centers across France, Netherlands, Spain, Canada, the UK and USA have achieved CMM/CMMI® Level 3.

7.3.3 Dialog and communication at the heart of our relationships

With over 300 offices, in more than 30 countries, approximately 68,000 people all over the world, speaking over 100 different languages and an extremely diverse client base, communications and dialog are essential to foster the spirit of collaboration and a sense of belonging.

Capgemini believes effective communication is a precondition for an open and honest culture, and for the involvement and engagement of its employees. It is also essential for spreading knowledge, sharing successes and creating a sense of belonging both to local teams and to the Group in all its dimensions.

In 2006, the Capgemini internal communications team continued to focus on improving and increasing communications across the Group through various initiatives, in particular:
- The Group's intranet site, *Talent*, updated with real-time news and information, enjoys over 20,000 visitors each month. *Talent* is a "digest" of corporate information, best practices and tools concerning the Group, and contains links to local country intranet sites, training sites and communities. There are over 5,000 subscribers to the *News Alert*, and a weekly e-mail edition is sent to all Capgemini employees every Friday. An audio news podcast is also released every week. The successful *Talent* experience was the origin of a new approach to intranet site management across the Group; now local intranet sites share the

same content management platform and this allows a continuous flow of information, from one to another.

- *Talent* also runs themed annual communications and awards programs, designed to recognize and reward people from all parts of the Group. In 2006, the theme was *"Many Faces, One Group"*: the campaign featured all countries where the Group is present. The campaign looked at the various markets, business opportunities and team efforts in the geographies. The coverage included articles, quizzes, photos and downloadable color brochures of each country. Employees were invited to share different traditions and working practices as well as challenges faced, which were often similar across the globe. The campaign succeeded in closing cultural gaps, shortening distances and jumping language barriers. It also enabled people to learn from their colleagues, to put their knowledge into practice, and to work towards a common goal. *Many Faces One Group* was a huge success with around 10,000 accesses to the articles every month, over 3,000 entries to the quizzes and several hundred photo uploads, including several team photos.
- Newspapers and rich-media, produced by Group Communications, support communications at special events such as *Rencontres* in Montreal, Group Kick Off meetings and Business Priority Weeks at the University. Known as *Talent on the Spot,* this capability enables real-time capture of key messages that can then be relayed and re-used within the Group.
- A dedicated channel helps foster community spirit and communication between the Group's principal operational leaders. "*The Executive*" series comprises a monthly newsletter, a calendar of events, a Who's Who and regular updates.
- Every quarter, after publication of the Group revenues , a communications pack is put together, providing an overview of the quarter in terms of financial performance, sales, delivery and human resources - at Group and SBU levels. This communications pack is then enriched with local information (corresponding to the same categories) before being shared with team leaders, to help them manage local team meetings and to ensure consistency of message across the Group.
- In 2006, Capgemini held its second all-staff Webchat, *"Let's Talk On-line"* with some 5,000 connections. For 90 minutes, 3 members of the top management team answered questions from employees worldwide, in five languages. For those unable to take part, questions could be sent in advance and a written response was given to each query.
- Important events such as the 21st *Rencontres* - where Capgemini's ambition was shared - also created a lot of communication and enthusiasm as all parts of the Group rallied together.
- Electronic community tools such as *Community Home Spaces*, *Team Rooms* and other platforms continue to evolve dynamically to allow internal communities to debate technical topics, to rapidly share best practice and to access Group tools and methodologies.
- The Group University consistently provides a vital platform for international communication and exchange.

Whilst the wealth of global communications initiatives provides cohesion and understanding within the Group, local communications teams also play a vital role in supporting the company's culture. Above all, communication is a daily management task, drawing on various local initiatives, developed through newsletters, Intranet sites, information meetings and formal or informal person-to-person exchanges.

Communication at the heart of employee transfers

Maintaining the involvement and satisfaction of existing employees constitutes a communications challenge priority but winning the hearts and minds of the many people who join the company each year, as part of an outsourcing deal or an acquisition, is as vital to the success of any deal. In 2006, over 600 people joined Capgemini in view of the various outsourcing projects in addition to the acquisitions in Germany and India.

Two-way communication and employee involvement

At the heart of Capgemini's communications philosophy is a commitment to two-way communication. Whilst informal two-way dialogue is always encouraged between individuals, understanding the engagement and satisfaction levels of employees, as a whole, is also formally sought through the annual Group survey. The employee surveys have up to now been locally managed with a core of globally consistent questions, which are identical every year thereby enabling to track and monitor satisfaction levels with respect to the various initiatives. Employees are informed of the results of these satisfaction surveys. In 2006, a decision was made to roll out a fully consistent Global Employee Survey in 2007. A pilot was run at the end of 2006, covering over 16,000 employees across France, North America, Central Europe, Italy and China with a response rate higher than 65%. By moving to one consistent survey, the Group will be able to increase the focus on taking actions, tracking, and monitoring progress.

Employee representation – a formal voice for employees

Capgemini also demonstrates its commitment to two-way dialog through its approach to employee representation. The company upholds the laws of representation and recognizes the importance of constructive dialogue between employees and management in shaping key decisions affecting the running of the Group. In 2001, the International Works Council (IWC) was set up as the official representative body in the Group. It enables employee representatives to bring employee interests directly to the attention of Group management and, in return, to be informed directly, by the management, of plans for the company and their impact on its employees.

Since 2004, Capgemini has gone beyond the European legislation on Works Councils and opened up the IWC meetings to members from non-European countries, including the United States and India, creating a truly globally representative body. The IWC meets twice a year for two-day working sessions.

At a local level, the company also supports dialogue with unions or other employee representatives, within relevant bodies and through the processes provided for in local legislation, regulations and agreements.

Following the October 2006 announcement of the acquisition of Kanbay, its workforce being mainly based in India, the IWC was invited to hold its meeting in India. The meeting was a great opportunity for the IWC to gain important first-hand experience of both the country and of our Indian colleagues.

The accent was laid on cultural understanding, business culture, code of ethics and work practices in the IT sector in addition to the recruitment process, learning and personal development. IWC members were given the chance to speak to people working on various accounts. Our working conditions and salaries are in line with those of the large Indian IT companies. Offices are huge, open-plan spaces, divided into pods of two or four, which see a great deal of activity in the afternoons, when Europe has only just woken up. Our employees also have the chance to learn foreign languages, including French, German and Dutch. There was positive feedback from the IWC on the working conditions, the professionalism and the friendliness of our Indian colleagues.

The IWC has a dedicated intranet site to give all Group employees open access to IWC information. In France, an Information Dissemination Agreement was signed, in 2002, to define the terms and conditions for information to be issued to employees by the unions, Health and Safety Committee and other employee representatives via the Group's intranet. Similar practices also exist in other countries, such as Spain and the United Kingdom.

7.3.4 Remuneration policy

The Group's remuneration policy is based on common principles, applied in a decentralized way and tailored to local job market conditions and regulations. The policy aims to:

- attract and retain top talent;
- reward performance with a remuneration model that is motivating yet flexible;
- be consistent with the Group's financial and operational targets.

When local rules permit, employees can select the components of their remuneration package from a predefined menu. This allows employees additional flexibility and enables them to reconcile their financial and personal situations in the best possible way.

Profit-sharing is provided to employees, pursuant to the local regulations of the country concerned.

The Vice Presidents' and Senior Executives' compensation schemes are overviewed and authorized at the Group level for both fixed salaries and variable compensation schemes. Non Vice President and Senior Executive compensation schemes are locally designed and managed but with Group approval on the principles.

7.3.5 Stock options

Stock options are granted on a regular basis in line with corporate governance recommendations. These grants are made selectively, with the aim of rewarding employee loyalty, namely for those who have made exceptional contributions to sales, production, innovation or management or who have been acknowledged for specific initiatives. Any employee in the Group may be selected to receive stock options. They are an exceptional reward and do not form part of the Group's general remuneration policy.

The Board of Directors granted a certain number of stock options to 6,193 beneficiaries under the fifth plan (launched in May 2000 and closed in May 2005) and to 1,342 beneficiaries under the sixth plan (launched in May 2005 and closing in July 2008). The Management Report, presented at each shareholders' Meeting of Cap Gemini S.A., provides a detailed yearly breakdown of these grants. Stock option grants to company directors formed only a tiny percentage (less than 1.5%) of the aggregate stock options allocated.

Detailed information regarding the stock options granted by Cap Gemini S.A. to the first ten non-designated company employees having been granted the highest number of options and the number of options exercised by the ten non-designated company employees having subscribed the highest number of shares and, generally, any details regarding the plans are provided on pages 129 and 139 of this reference document.

7.3.6 Diversity, equal opportunities and working conditions

In all countries of operation, the Group strictly complies with the local labor legislation and international labor regulations.

Capgemini guarantees equal opportunities to all employees and any form of discrimination is forbidden. The principles and values of the Group are applied so that they expressly promote diversity, integrity and work-life balance for its employees. The aim is to encourage a respectful attitude and to banish any form of harassment or exploitation from the workplace.

The goal of the company is to welcome individuals from diverse backgrounds who are innovative, enthusiastic, open-minded and

committed to delivering a truly collaborative experience to our clients and top-quality service. Capgemini promotes the principles of diversity, in particular by:

- selecting employees according to objective, job-related criteria;
- continuously reviewing all internal policies and procedures in order to make improvements and to encourage diversity;
- identifying barriers or restrictions to diversity in order to take the action required to remove them;
- training and continuously educating the management;
- communicating the spirit of the diversity policy to everyone within the company;
- setting up ways to measure and monitor diversity.

The Group makes every effort to adapt to the different needs of its staff and to provide a sound working environment for them, an environment which is best suited to their lifestyles.
Group-level tracking is carried out, in compliance with the applicable legislation, to assess and understand better the **situation of women** within the Group such as the percentage of women in recruitments, departures, promotions. In a number of countries, and where allowed by the regulations, tracking is carried out of specific populations such as different cultural groups, age groups and people with disabilities. Diversity **performance indicators** are also included in the HR audit run each year.
In terms of women's representation at the highest levels of responsibility, the situation was as follows as at 31 December 2006:

PROPORTION OF WOMEN IN TOP EXECUTIVE POSITIONS PER OPERATING UNIT


25
20
15
10
5
0
17%
19%
16%
6%
10%
22%
13%
16%
6%
8%
14.9%
14.9%
15.5%
North America
United Kingdom and Ireland
Nordic Countries
Benelux
Germany and Central Europe
France
Southern Europe
Asia-Pacific
India
Holding
Total 2006
Total 2005
Total 2004

Despite remaining stable from one year to the next, pronounced evolutions in the proportion of women in top executive positions have been recorded. The percentage of women promoted to top management roles has reached the 23% mark and this figure follows on the heels of the same statistics for society as a whole. Furthermore, growth is mainly centered on India, where the figures recorded for Capgemini are higher than those recorded in the local employment market, in spite of this rate being lower than our global average.

Across the Group, the focus on improving the diversity of workforce has remained a priority. Some of the many diversity actions in 2006 were:

- In France, both Capgemini and Sogeti signed the *Charte de la Diversité dans l'Entreprise* (French corporate diversity charter) and actively participate in *IMS Entreprendre pour la Cité*, an organization responsible for promoting the French charter to help drive modern diversity in France. An agreement favoring the employment of disabled people was also signed in 2006. Capgemini and Sogeti also rolled out training programs, for the recruitment teams and managers, on the importance of diversity in recruitment. Working with Medef and Syntec, the Group was involved in *Nos quartiers ont des talents*, which generated an increase in the number of CVs received from young people from the Paris suburbs. This was combined with initiatives to bring greater awareness of opportunities in the IT business for

less privileged universities in the Ile-de-France region. Sogeti participated in the *Trophée de la Femme Ingénieur* awards for top women engineers in France.

- In the Netherlands, the Diversity Platform launched a new initiative called *Connect in Circles* where women connect with each other and with role models (male and female) to share experiences on profiling, networking and negotiating career choices. Each "Circle" is mentored by a Vice President. In March 2006, Capgemini, in the Netherlands, hosted 150 top female managers from many multinational firms to debate in a workshop on Corporate Social Responsability and sustainable development. Many of our female colleagues supported the initiative *Spiegelbeeld* (mirror image), which is an online database with female role models used by the national expertise office VHTO to help more girls become interested in science and IT. In recruitment, Capgemini undertook the biggest job market research project in the Netherlands, providing a wealth of information on the IT and management consultancy market. Capgemini, along with a number of other large companies, participated in a coaching project for highly-educated Moroccan students to help them in their personal development and career options, which has had a positive influence on employer perspectives on this group. This was combined with working together with Young Global People, a network organization for educated immigrant young people, thus giving Capgemini access to a wider range of talent.
- In North America, the *Capgemini Women's Council* was set up to promote a more enriched and diverse work environment in order to reinforce Capgemini's commitment to invest in its people and to serve as a key element of its strategy to be the employer of choice, in particular for women. The council focuses on four main areas: recruiting, retention, leadership and networking. A specific Leadership Development program, designed specifically for women, has established a digital forum to provide women with information (research, relevant articles, documentation, etc.). All these initiatives focus on deepening the talent pipeline and providing promotional opportunities for women throughout the organization. Local offices also support many diversity initiatives in their local communities.
- In Spain, we collaborate with FUNDOSA to train and recruit disabled people. We also provide special onboarding programs in English to respect the increased diversity in our Spanish workforce with employees from over 39 different nationalities. Spain has also joined the *Alcobendas Equal Employer Network*, the objectives being to increase equal-opportunities awareness and to promote work-life balance initiatives. An internal survey on flexibility showed that this is a main priority for employees and, currently, over 80% of employees consider they have the flexibility they need.
- The UK has established strong links with several external organizations such as Business in the Community's *Race for Opportunity, Opportunity Now, the Employers' Forum on Disability* and the Employers' Forum on Age. In 2006, Capgemini was awarded a silver rating from *Opportunity Now* in respect of our progress on Diversity. *Opportunity Now* is a business-led campaign that works with employers so that they realize the contribution of women to the workforce. Capgemini has been recognized by The Times survey - *Where Women Want To Work* - as one of the Top 50 most progressive organizations in the UK.
- In Germany, we have put in place Supply Chain Agreements with institutions for disabled citizens and, wherever possible and sensible, order products and services with suppliers who have focused on employing and supporting the development of disabled citizens.

Health and safety in the workplace

Health and Safety in the workplace is an important feature of human resources and facilities management. Fortunately, the Group's businesses do not involve high-risk activities. Health and Safety responsibilities are taken very seriously and the company has specific processes and measures in place. Capgemini often works in collaboration with clients regarding client buildings and locations where staff may be working. In addition, areas of concern are regularly reviewed and preventative measures put in place, as required.

Our offices around the world have introduced initiatives to promote **employee well-being** including: work-life balance programs, stress management, improvement of employee-manager relationships and better working conditions within the company.

Highlights of actions related to well being and work-life balance include:

- In Sweden, the focus has been on pro-active health care. A monthly e-magazine *HälsoNytt* includes articles, by well-known writers, on proactive health care issues. Subjects covered include stress management, life balance, sleep, exercise, diet, work environment especially ergonomics. A personalized e-trainer, on a dedicated web-site, enables employees to chat, to obtain exercise and weight tips, and even recipes. Over 50% of the Swedish staff use this facility. All employees were given a step counter and competitions were run, which were very popular: people got geared up and enthusiastic in competing together. The goal was 10,000 steps each day. A very good pro-active health care project!
- Germany has implemented thorough medical check-ups for all employees above 40, conducted by one of the leading doctors for preventive medicine in Germany. Capgemini bears all the costs for these specialized medical check-ups. Employees under 40, their family members and life partners/companions can also use this service at reduced market rates. Early in 2006, a contract was negotiated to supply all German office locations with heart defibrillators (at least 1 per floor) in order to cope with the

urgent health crises, which an employee or a visitor may suffer as a result of malfunctioning heart rythms, and to manage the time-frame prior to the arrival of the paramedics.

- In Finland, one of the main projects in 2006 was the well-being program. This included setting up operational models with external suppliers, involving the line managers in planning preventive action, training all the managers (including the Project Managers) within the scope of the program - *The Manager's Role in Well-being* - and providing training for employees on work-life balancing. The aim of this program is to raise awareness among our managers on how health and safety impacts business results and how they can contribute to improving working conditions, which aspect was particularly appreciated by the employees. HR has created a reporting model that helps us to manage the risk portfolio and, today, we have good visibility of health risks (early retirement, sustained sick leave, etc). Policies and procedures have been established on how to prevent or to handle these risks.
- In the Netherlands, Capgemini worked with the Institute for Work and Stress and developed the training program *Working Together*. In three workshop sessions, Capgemini employees and their working partners have learned how to combine and to create a better balance between their work and private lives. After a successful pilot, the training program was added to the standard training catalog. The training program was followed up by a pilot training for managers: *Smart management from 7 to 7*, teaching managers about their own work-life balance and how to discuss these topics better with their employees. During 2006, a number of ergo-coaches were trained to help look for ways in which we can improve the working environments of our employees, on an ongoing basis. Towards the end of 2006, a workplace investigation was conducted with a software system called e-Monitor+. This looked at the physical workplace (chair, table, screen, light, climate, transport, stress, etc) and the potential problems and risks. One result of the investigation was to provide advice to employees, who have to travel a lot by car, on how to choose a car and how to sit and relax while driving.
- In the UK, the health, safety and well-being initiative - known as *LifeStyles* - increases year on year the options available. This initiative offers employees a wide range of events, advice, guidance, discounts and benefits. Advice and guidance is offered on a variety of issues such as cancer awareness, overcoming jetlag, healthy eating, time management and relaxation techniques. Discounts and benefits are available to all staff for a selection of goods and services, including gym membership, methods to give up smoking etc.
- In Spain, the accent has been placed on work-life balance with actions such as increased flexibility in working patterns and the provision ofchildcare vouchers, which both increases flexibility and helps working mothers.
- The BPO Centre in Adelaide, Australia, has introduced flexible working policy along with a number of initiatives concerning health, safety and well-being such as a fitness campaign.
- In India, employees using their cars outside regular working hours, due to the difference in time zones' with Europe and the USA, have been supplied with GPRS equipment. The purpose is to ensure their safety and to provide assistance in the event of breakdown. In India, Capgemini, particularly emphasizes the *Fun* value. In order to allow employees to unwind and relax, activities are organized such as *SocioZone* - a quarterly event, including an external trek, cruise party or discotheque party, which has huge attendance. 500 people attended the last *Sociozone* in 2006. *Fundoo Friday* runs monthly with fun activities e.g. young talent show, music & dance competition, mimicry, orchestra, etc. In *Sportz World*, various sports-related activities - especially cricket - are promoted, which facilitates Capgemini India's participation in external events. These events also aid employee retention and encourage team spirit.

7.4 In the community

Capgemini actively encourages employees at all levels to get involved in the communities in which they live and work and to donate time, energy and creativity to bearing a positive impact. Joining forces to help others strengthens team spirit, improves communication skills, and gives us a better understanding of those around us. Our community activities range from fundraising drives and direct financial contributions to a wide range of volunteer projects. *Skills for the Future* encourages Group employees, wishing to get involved in educational initiatives for the development of individual or group skills and capabilities, to share and disseminate their own expertise.

- Sogeti has been supporting PlaNet Finance, the world's leading micro credit organization, for a number of years and hosted an event to celebrate the achievements of Dr. Mohammed Yunus, who was awarded the Nobel Peace Prize in 2006. Sogeti helps PlaNet Finance by providing IT systems support. It is currently working to restructure the system to make it more efficient, enabling the organization to help more people. Sogeti is also a part of *Club XXIe siècle* (21st Century Club), a French leadership group focused on business with a social conscience.
- In the UK in 2006, a challenging target to help 2,007 people by 2007 was set and exceeded. The teams estimate that they have helped approximately 5,500 people. As a significant sponsor of the Prince's Trust, our involvement includes a network of personal and business mentors, pro bono work directly for the Prince's Trust. Capgemini is also committee member of the Technology Leaders Group, having achieved significant fundraising through sponsored challenges. Recently, a team of 40 people undertook a grueling challenge (crossing the Sahara and Costa Rica) and raised over £130,000 (approximately €200,000) for

the trust – which will help about 185 young people make a fresh start in life. The *Teach First* program gives top graduates both teaching and leadership experience. Capgemini takes on several teachers as interns, every year, giving them the opportunity to learn business skills. The *Time to Read* program continues to help children with learning difficulties, many Capgemini employees spending their lunch time helping children to read. *Working Links* is a public/private/voluntary partnership between The Shareholder Executive, Manpower, Capgemini and Mission Australia that helps people in some of Britain's most disadvantaged communities to get back to work. Since its creation, *Working Links* has helped over 76,000 people find a job. Working with the charity organization Plan UK to rebuild a primary school in Banda Aceh (Indonesia) which was destroyed by the Tsunami of December 2004, Capgemini UK employees raised £117,000 (approximately €175,000) and the school was re-opened in July 2006. For the last four and a half years, Capgemini has provided funding, business experience and time to support the Rotherham Rugby Club's community program which focuses on sport, health and learning. Our support has helped them provide activities for almost 3,000 children a year. The activities are all free and include: rugby coaching for juniors, reading partnerships and additional help for innumeracy, healthy lifestyles and programs for children in care.

- Telford, in the Midlands, is home to Capgemini's largest UK client work - the Aspire project. With over 2,500 employees in Telford, Capgemini is the largest private employer in the region. We have taken an active role in the local community, with an early sponsorship of the local football club - AFC Telford United - which had been facing financial difficulties. Since July 2004, we have helped turn around the fortunes of the football club, created opportunities for coaching for youngsters and been part of developing a new learning center which supports over 8,000 school children and socially disadvantaged people every year. In 2006, we were awarded the Chamber of Commerce *Shropshire Star Business Award for Best Business in the Community.* The award recognizes our long term relationship with AFC Telford United as well as with the local council, local charities and the people who live around Telford. We have helped approximately 2,000 people in the area and our employees have raised over £20,000 for a local charity.
- In North America, the focus has been on supporting local community programs. A number of individuals took on personal challenges to raise money for causes such as aid to build schools in Ethiopia and support to cancer research.
- In the Netherlands, Capgemini is giving assistance to a school project for street kids in India: the *Rainbow Home Project* delivered 10,416 weeks of education and accommodation in 2006, plus a commitment to 40 children who will be supported for the next 5 years.
- In China, in our BPO center in Guangzhou, the teams are working to support each other when faced with exceptional personal situations and to foster and build team spirit by building a fund to help individuals faced with personal hardship. In addition, the office collects old clothing, shoes, and books for children - aged 6 to 14 years - in a Tibetan orphanage. Charity donations for helping poor children is part of a continuous volunteer effort, directed at helping the poor in their local communities.
- India organizes blood donation camps and, in 2006, collected a total of 1,047 bottles of blood. Such drives not only help society but also our employees, in need of blood for their ailing relatives, who can avail themselves of the facility by contacting the Indian Blood Bank authorities..

7.4.1 Corporate Social Responsibility and talent development

As part of the Aspire commitment to Learning and Development and to reflect the Capgemini Corporate Social Responsibility, five community projects have been developed. Teams of junior executives are working with local government and charitable organizations in order to help local school children and socially excluded people by raising money.

Aspire's Academy Programs are:

- ***Playing for Success*** – The UK Department for Education and Skills £1.5 million *Playing for Success* initiative is establishing out-of-school-hours study support centers at football clubs and other sports' grounds. The centers use the environment and medium of football, rugby and other sports as motivational tools, and focus on raising literacy, numeracy and ICT standards amongst pupils. A Capgemini graduate team is involved in creating an IT/web solution with the local Council.
- ***Green Grads*** – Employees have been assigned the task of making Capgemini more environmentally friendly and reducing its ecological imprint. The target for this project is to make International House - the first Capgemini building in Telford - as "green" as possible. Developing and implementing green initiatives benefits the environment and reduces costs.
- ***H20*** – Academy employees have been tasked with raising £10,000 by creating fun, employee fund-raising events for the Aspire 2006-nominated charity Help the Hospice.
- ***Goal Getters*** – Utilizing the Capgemini access to the AFC ground, a large scale event is to take place that will generate excitement and energy in the local community and hopefully give the community a lasting legacy.
- ***Capture*** – In celebration of the 250th anniversary of the British engineer - Thomas Telford, we are working with the Telford College of Arts & Technology and the local theatre to run a mobile phone competition. Children from fourteen local schools have been invited to enter a photographic archive of "My Telford: Past, Present and Future" as part of an exhibition to be held in June.

7.5 The group and the environment

Environmental policy

Capgemini's industry is recognized as having a moderate impact on the environment due to the nature of its operations. However, the Group is committed to ensuring that its services are delivered in a manner that is detrimental neither to the environment, nor to the health, safety and welfare of the Capgemini employees, clients, customers and partners, nor to the general public with whom the company comes into contact. Environmental protection is an ongoing process and the Group expects its employees, suppliers and contractors to ensure that the environmental impact of any activity, building or equipment is taken into consideration.

At the end of each year the Group surveys its subsidiaries on the nature of environmental policies, programs and indicators in place in each region plus specific actions taken; staff training and awareness

The key features of the current Group environmental policy are:

- compliance with local and international environmental legislation;
- taking the environmental impact into account in corporate social responsibility training programs and raising employee awareness of these issues;
- using, in Capgemini's sphere of influence, the best practices available in this area;
- setting up indicators to monitor progress.

The Group's environmental focus is on three key areas:

- business premises / facilities, energy and equipment;
- waste management (reduction, reuse and recycling);
- business travel.

Business premises

To understand Capgemini's environmental impact in terms of its premises, the company actively monitors power consumption, office space and type of equipment used with a view to streamlining these areas wherever practicable.

According to the local legislation and property conditions, all parts of the business are increasingly expected to:

- streamline existing office space to the minimum required for headcount;
- monitor power consumption and, where possible, optimize/reduce it (e.g. by effective servicing, appropriate temperature controls, water-saving devices, use of energy-saving monitors etc);
- adopt advanced energy-saving systems when opening new office buildings, wherever possible, by:
  - using advanced heating and air-conditioning systems to control the working environment,
  - using renewable energy, non-toxic materials and recyclable materials;
  - installing internal noise reduction devices,
  - utilizing low energy and low water consumption planning;
- ensure that all buildings comply with appropriate local/international health & safety regulations;
- ensure that no toxic or hazardous materials are introduced into the workplace without workplace controls being in place;
- provide appropriate training in environmental compliance for facilities managers.

Equipment

In terms of purchasing and management of equipment, wherever possible, and in accordance with local legislation, each subsidiary is expected to:

- take into account the environmental aspects of any new equipment to be purchased;
- use low energy equipment;
- regularly clean and maintain the equipment;
- ensure that equipment in the working environment does not gives rise to unreasonable noise, dust or fumes or create a hazard to employees;
- undertake appropriate testing of electrical equipment.

Waste management

Capgemini aims to recycle waste materials as far as possible, for example by:

- providing recycling facilities for paper, aluminum, printer toners, etc;
- disposing of or recycling IT and electronic equipment in an environmentally-friendly manner and in accordance with local laws;
- using appropriately certified / licensed organizations to remove special waste (e.g. defective monitors or neon light tubes).

Business travel

Group policy is to reduce the environmental impact of business travel as far as possible by traveling to face-to-face meetings only when essential. This policy is backed up by making available and improving:

- video/telephone conferencing and other collaborative working tools;
- virtual working;
- helping employees with effective diary management to minimize travel
- encouraging employees to consider different options when selecting their mode of travel, taking into account the life-work balance, cost and environmental aspects.

Where possible, employees are expected to use public transport or the special company bus services in preference to private transport.

In 2006, stress was laid on *"take the train, not the plane"*, especially for travel around Europe.

Environmental indicators

In 2004, the Group first defined a set of indicators to understand better the environmental impact caused by Capgemini's power consumption, office space and use of equipment.

At the end of 2006, Capgemini had 393 sites covering 867,000 square meters. This represents an increase in total surface of approximately 8% while end of year employee numbers increased by 11%, thus equating to fewer square meters per person. The company therefore expects to make energy savings (air conditioning, heating, etc). The buildings are mostly rented, many having been recently renovated. The majority are air-conditioned.

A survey on power consumption by the Capgemini sites shows that, for many locations, this information is included in the overall maintenance charges and is not provided separately by the owner, Calculations for kWh per square meter are therefore estimates only and, based on survey returns for 51% of the total surface area of facilities, average out at 279 kWh per square meter.

Examples of specific actions in 2006

- In 2006, Capgemini participated for the first time in the Carbon Disclosure Project. The Carbon Disclosure Project (CDP) is the largest registry of corporate greenhouse gas emissions in the world. Responses from corporations can be downloaded without charge. More than 1,000 large corporations report on their emissions through their web sites.
- In countries where a company car is a competitive part of the employment offer, focus has been on getting employees to select hybrid or fuel efficient cars.
- In the UK, an **IT asset** reuse system has been put in place. This includes donating refurbished assets to well managed and structured community schemes, selling them, extending their usefulness or recycling them. Printing paper is recycled (80%). Where possible, we encourage our employees to avoid printing, print double-sided, or consider other options such as scanning and e-mailing documents instead of making and sending another hard copy. A new printing system has significantly reduced the number of devices used, reducing the amount of power and toner consumed. Where there is no future need for a printer, it is either redeployed or goes back to the provider for reuse where possible. Capgemini UK has switched its energy supply to ***Green Energy***. Energy providers will procure energy generated under a "combined heat and power scheme". This should improve electrical efficiency by 50%, while reducing air pollutants and carbon dioxide associated with climate change. The UK is working with the Carbon Trust and other specialists to reduce energy consumption and to seek alternatives. In addition, we are working with our technical architects to understand how technology can influence and help reduce the need for energy, both to power it and to cool it down.
- In Germany, we continue to encourage strongly all our employees to use rail instead of air travel arrangements. We have negotiated with our travel agency and offer all our employees a public transport-pass, which allows them to use German public transport everywhere they travel, in combination with a flight ticket booking. Capgemini pays 70% of the monthly/annual ticket for employees who use public transport to get to work. In 2006, we reviewed our contracts for waste paper recycling and negotiated a country-wide agreement with a single supplier, in which we had the supplier guarantee 100% recycling of our entire paper waste. We encourage our contract cleaners to use bio-degradable cleaning products.
- In the Netherlands, to support *Take the train* and encourage the use of public transport during 2006, a pilot was undertaken whereby employees with a lease car could travel by train with an *NS Business Card*. Due to the very positive reactions of employees (approximately 3,400 NS cards were distributed as part of the pilot), Capgemini in the Netherlands has decided to make the *NS Business Card* an employee benefit in 2007.

7.6. The group and its clients

7.6.1 The OTACE client satisfaction policy

The Group client relationship management process, known as **OTACE reporting** (On Time and Above Client Expectations) is a key factor underpinning its long term client relationships.

Under **OTACE reporting**, clients are requested to specify their expectations from its services, based on a set of indicators relating to:

- Type of service required,
- Nature of the working relationship,
- Knowledge sharing.

These indicators are documented and validated, with the clients, to produce ratings which are reviewed according to an agreed schedule.

OTACE provides an indication of strengths and areas for improvements, as well as a deeper understanding of client satisfaction on individual projects.

7.6.2 Systematically delivering sustainable value

Capgemini is working to embed the corporate responsibility

principles into its offers and to review the sustainability impacts of projects carried out with clients by including social and environmental considerations in the project assessment processes, where appropriate.

7.6.3 Consulting on Corporate Social Responsibility

With our consulting on corporate social responsibility, we help our clients to tailor strategies and translate them into practice by:
- Designing a sustainable development strategy;
- Devising and deploying sustainable products;
- Identifying technological developments that may affect competitiveness;
- Positioning a medium-term investment policy;
- Assessing necessary changes based on existing regulations or forecasts;
- Building reporting tools to better grasp what is at stake and monitor progress;
- Tailoring risk-management policies;
- Raising awareness through diagnostics and training.

In providing these services, Capgemini leverages:
- Strong industry knowledge;
- A holistic approach to sustainable development issues;
- A global network of experts.

7.7 Supplier relations

Capgemini's business of providing intellectual services means that personnel costs account for almost two thirds of its expenses, while external purchases mainly comprise rent, IT and telecommunications costs as well as outside services (training, legal and auditing fees, recruitment or IT).

Our commitment to ethical supplier relations is reflected in our comprehensive set of guidelines on the ethics of purchasing and the selection of suppliers.

In addition, we apply the principles of the Chartered Institute for Purchasing & Supply (CIPS), or an equivalent body in other countries, and monitor our suppliers to ensure that they do likewise.

7.7.1 Purchasing activities

In its purchasing activities, the Group pays attention to:
- Social impacts and human rights,
- Environmental impacts,
- Anti-bribery and corruption.

The 10 key principles of the United Nations Global Compact guide our activities throughout our business. This means that we are committed to ensuring that we work only with suppliers who respect appropriate ethical policies and human rights.

7.7.2 Principles of ethical purchasing

Group suppliers must comply, at least, with the following principles:
- No use of forced labor or child labor,
- No discriminatory practices,
- Freedom of association,
- Compliance with local laws in force, particularly relating to working conditions, health and safety.

7.7.3 Procurement procedures

Group procurement procedures involve:
- Treating suppliers fairly,
- Selecting vendors on a basis of value, performance and price,
- Providing a clear and justifiable selection process,
- Ensuring confidentiality of supplier information,
- Maintaining a clear, honest and professional relationship with suppliers,
- Not taking advantage of mistakes made by suppliers.

Capgemini is collaborating with its clients and alliance partners to develop joint approaches to corporate responsibility all along the value chain.

As far as possible, Capgemini also aims to undertake all procurement (property, equipment, business travel) in line with its environmental policies and guidelines.

7.7.4 List of the top 10 suppliers

In millions of euros	Amount	% Revenues
FUTJITSU SERVICES	413	5.4%
BRITISH TELECOM	81	1.1%
ALEXANDER MANN	75	1.0%
ACCENTURE	36	0.5%
IBM CORPORATION	34	0.4%
FRANCE TELECOM	34	0.4%
SCHNEIDER ELECTRIC	30	0.4%
SAP	25	0.3%
UNISYS	24	0.3%
HEWLETT-PACKARD	22	0.3%
TOTAL	773	10.0%

VIII – RISK ANALYSIS

8.1 Identification of risks

Group Senior Management has discussed, drafted, approved and distributed a set of rules and procedures known as the "Blue Book". Compliance with the Blue Book is mandatory for all Group employees. The Blue Book restates and explains Capgemini's seven core values, sketches out the overall security framework within which the Group's activities must be conducted, and finally, describes the methods to be followed in order to exercise the necessary degree of control over the risks identified in each of the Group's main functions. Individual business units supplement the Blue Book by drawing up detailed internal control procedures which comply with the relevant laws, regulations and customary practices in the country where they operate, in order to exercise control more effectively over risks specific to their local market and culture. These rules and procedures are updated regularly to reflect the development of the Group's business activities and changes in its environment.

The internal audit function independently assesses the effectiveness of these internal control procedures given that, irrespective of how well they are drafted and how rigorously they are applied, these procedures can only provide reasonable assurance – and not an absolute guarantee – against all risks.

8.2 Financial risks

8.2.1 Equity risk

The Group does not hold any shares for financial investment purposes, and does not have significant interests in listed companies. However, it holds treasury shares in connection with:

- the implementation of the liquidity contract under its share buy-back program (the associated liquidity line amounts to €10 million), representing 80,280 shares at December 31, 2006;
- the employee-retention scheme set up in the context of the acquisition of Ernst & Young's consulting business in May 2000, under which the shares are designated to be reallocated to Group employees (see Note 10.A).

The Group's resulting exposure to equity risk is negligible.

8.2.2 Counterparty risk

The financial assets which could potentially give rise to counterparty risk essentially consist of financial investments. These investments mainly comprise money market securities managed by leading financial institutions and, to a lesser degree, negotiable debt instruments issued by companies or financial institutions with a high credit rating from a recognized rating agency. There is therefore no significant counterparty risk for the Group on these short-term investments.

Moreover, in line with its policy for managing currency and interest rate risks (see below), Capgemini enters into hedging agreements with leading financial institutions; counterparty risk can therefore be deemed negligible.

8.2.3 Liquidity risk

The principal financial liabilities whose early repayment could expose the Group to liquidity risk are the two convertible bonds (OCEANE 2003 and OCEANE 2005) and the €500 million multi-currency syndicated line of credit. The OCEANE documentation contains the usual provisions relating to early repayment at the initiative of bondholders should pre-defined events occur. In addition to the early repayment clauses commonly found in these types of agreements, the documentation for the syndicated line of credit requires Capgemini to comply with certain financial ratios (covenants). As of December 31, 2006, the Group complied with all such ratios (see Note 17.II.D).

Any change in Capgemini's credit rating, as assigned by Standard & Poor's would not affect the availability of these sources of financing and would therefore not expose the Group to liquidity risk. However, the cost of funding the syndicated line of credit could be increased or decreased (see Note 17.II.D).

8.2.4 Interest rate risk

Capgemini's exposure to interest rate risk should be analyzed in light of (i) its cash position: at December 31, 2006 the Group had €2,859 million in cash and cash equivalents invested at market rates, compared to gross debt of €1,224 million; and (ii) the Group's conservative policy with respect to management of interest rate risk: the uncapped variable-rate portion of gross debt was limited to 6% (capped and uncapped variable-rate debt combined accounted for 41% of the total – see Note 17.III). Consequently, based on the balance sheet at end 2006 a 1% increase in interest rates would have a positive €20 million impact on Capgemini's net finance costs. Conversely, a low interest rate environment (below 2%) would expose the Group to an increase in its net finance costs (see Note 17. III). The main exposure to interest rate risk is at the level of Cap Gemini S.A., which represented around 80% of Group financing and 66% of Group cash and cash equivalents at December 31, 2006.

8.2.5 Currency risk

Capgemini's exposure to currency risk is low due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers in Poland, India and China exposes Capgemini to currency risk with respect to a portion of its production costs. Currently, the amounts involved are not material but given that

this trend is set to increase in the future, Capgemini has already defined and implemented an overall policy to minimize exposure to exchange rates and manage the resulting risk, particularly through regular hedging of intercompany flows. These hedges mainly take the form of forward purchases and sales of currencies (see Note 18.B).

8.2.6 Financial instruments

Financial instruments are used to hedge in particular interest rate and currency risks. All hedging positions relate to existing assets or liabilities and/or operating or financial transactions. Gains and losses on financial instruments designated as hedges are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated based on market prices or data supplied by bank counterparties.

8.2.7 Employee-related liabilities

The present value of pension obligations under funded defined benefit plans (see Note 19.I), calculated on the basis of actuarial assumptions, is subject to a risk of volatility. A 0.5% change in the discount rate used will trigger a corresponding change in the present value of the liability of approximately 10%. If trends concerning longer life expectancy at retirement – which are gradually being reflected in actuarial mortality tables – are confirmed in the future, the Group's post-employment benefit liability may increase.

8.3 Legal risks

The Group's activities are not regulated and consequently do not require any specific legal, administrative or regulatory authorization.

In the case of some services, such as outsourcing or specific projects carried out for clients who are subject to specific conditions or regulations, the Group itself may be required to comply with contractual obligations related to such regulations.

The sheer diversity of local legislation and regulations exposes the Group to a risk of infringement of such legislation and regulations by under-informed employees, especially those working in countries that have a different culture to their own. Legal precautions taken by the Group, particularly those of a contractual nature, can never provide an absolute guarantee against such risks.

The Group is not aware of any litigation that is liable to have, or has recently had, a material impact on its operations, financial position or future prospects, other than those recognized in the consolidated financial statements or disclosed in the notes thereto (see Note 20 – "Current and non-current provisions" and Note 28 – "Subsequent events"). There are no governmental, court, or arbitration proceedings, including any proceeding of which we have knowledge, pending or threatened, that might have, or has had any material effect on the financial condition or profitability of the Company and/or the Group during the last twelve months.

8.4 Risks related to operations

Capgemini is a service provider, and as such, the main risks to which the Group is exposed are (i) failure to deliver the services to which it has committed, or (ii) failure to deliver services within the contractual time-frame and to the required level of quality.

Risks concerning project execution

Contracts are subject to a formal approval procedure prior to signature, involving a legal review and an assessment of the risks relating to the project and to the terms of execution. The authority level at which the contract is approved depends on the size, complexity and risk profile of the project. The Group Review Board examines the projects with the most substantial commercial opportunities or specific risk exposures, as well as proposals for strategic alliances.

Capgemini has developed a unified set of methods known as the "Deliver" methodology to ensure that all client projects are executed to the highest standards. Project managers are given specific training to develop their skills and acquire the appropriate level of certification for the complexity of projects under their charge. The Group also has a pro-active policy of seeking external certification (CMM, ISO, etc.) for its production sites.

Contract execution is monitored using Group-defined management and control procedures, and complex projects are subject to dedicated control processes. The internal audit function checks that project management and control procedures are being properly applied. Expert teams may also intervene at the request of the Group's Production and Quality department to investigate projects that have a high risk profile or that are experiencing difficulties.

In spite of the formal approval procedure for all client project commitments undertaken by the Group, in some cases, difficulties with respect to project execution or project costs may have been underestimated at the outset. This may result in cost overruns not covered by additional revenues, especially in the case of fixed-price contracts, or reduced revenues without any corresponding reduction in expense in the case of certain outsourcing contracts where there is a commitment to provide a certain level of service. The Group may provide a performance and/or a financial guarantee for certain large contracts (see Note 25.C).

In spite of the rigorous control procedures that the Group applies in the project execution phase, it is impossible to guarantee that all risks have been contained and eliminated. In particular, human error, omissions, and infringement of internal or external regulations or legislation that is not or could not be identified in time, may cause damage for which the Company is held liable and/or may tarnish its reputation.

The provisions set aside to cover risks relating to project execution are analyzed in Note 20 – "Current and non-current provisions".

Employees
Capgemini's production capacity is mainly driven by the people it employs, and the Group attaches great importance to developing and maintaining its human capital. The inability to recruit, train or retain employees with the technical skills required to execute its client project commitments could impact the Group's financial results.

The Group pays close attention to internal communication, diversity, equality of opportunity and good working conditions. Group Senior Management has published a code of ethics and oversees its application. Nevertheless, in the event of an industrial dispute or non-compliance with local regulations and/or ethical standards, the Group's reputation and results could be adversely affected.

Information system
Capgemini's operations have little dependency on its own information systems, which are managed via a predominantly decentralized structure. The systems used to publish the Group's consolidated financial statements comprise a specific risk in view of the strict filing deadlines. The Group is sensitized to the security of internal communication networks, and protects them via security rules and firewalls. It also has an established IT security policy. For some projects or clients, enhanced systems and network protection is provided on a contractually-agreed basis.

Offshoring
Capgemini's evolving production model, Rightshore™, involves transferring a portion of the Group's production of services to sites in countries other than those in which the services are used or in which the Group's clients are located, particularly in India, Poland and China. The development of this model has made the Group more dependent on telecommunications networks, which may increase the risk of business interruption at a given production site due to an incident or a natural disaster, in so far as several operational units could be affected simultaneously. The use of a greater number of production sites provides the Group with a wider range of options in the event of a contingency.

Environment
As an intellectual service provider, Capgemini's activities have a moderate impact on the environment. Nevertheless, the Group strives to limit the environmental impact of its activities, as described in Chapter 7.5 – "The Group and the environment". The risks in this respect are not deemed material.

Clients
Capgemini serves a large client base, in a wide variety of sectors and countries. The Group's biggest clients are multinationals and public bodies. The Group's largest client, a public body, contributes 15% of Group revenues, while the second-largest client accounts for just 3%. The top 10 clients collectively account for 31% of Group revenues, and the top 30 a little under 44%. The creditworthiness of these major clients and the diversity of the others help limit credit risk.

Suppliers and sub-contractors
Capgemini is dependent upon certain suppliers, especially in its Technology Services businesses. While alternative solutions exist for most software and networks, certain projects may be adversely affected by the failure of a supplier with specific technologies or skills.

Country risk
Capgemini has permanent operations in approximately 30 countries. The bulk of its revenues are generated in Europe and North America, which are economically and politically stable.

The recent acquisition of Kanbay has greatly boosted the Group's Indian operations, which now rank second only behind France in terms of headcount. Consequently, Capgemini is now more exposed to the risk of natural disasters in South East Asia, political instability in certain regions of India and adjoining countries, and even terrorist attack. From an economic standpoint, the Group is also exposed to risk stemming from the negative effects of uncontrolled growth (wage inflation, particularly in the IT sector, inadequate domestic infrastructure and higher taxes).

Strict approval criteria must be met before employees are sent to work in countries where there are no existing Group operations, and even stricter criteria apply in the event that employees are sent to countries considered "at risk".

External growth
External growth operations, one of the cornerstones of Group development strategy, also contain a large element of risk. Integrating a newly-acquired company, particularly in the service sector, may prove to be a longer and more difficult process than predicted. The success of an external growth operation largely depends on the extent to which the Group is able to retain key managers and employees, maintain the client base intact, coordinate development strategy effectively, especially from an operating and commercial perspective, and dovetail and/or integrate information systems and internal procedures. Unforeseen problems can generate higher additional integration costs and/or lower savings or synergies than initially forecast. If a material, unidentified liability subsequently comes to light, the value of the assets acquired may turn out to be lower than their acquisition cost.

Economic conditions
The Group's growth and financial results may be adversely affected by a general downturn in the IT service sector or in one of the business segments in which Capgemini has significant exposure. A shake-up resulting in a change of ownership at one of Capgemini's clients or a decision not to renew a long-term contract may have a negative effect on revenue streams and require cost cutting or headcount reduction measures in the operational units affected.

8.5 Insurance

The Group Insurance Manager, who reports to the Chief Financial Officer, is responsible for all non-life insurance issues. Life insurance issues, which are closely related to employee compensation packages, are managed by the human resources function in each country.

Group policy is to adjust insurance coverage to the replacement value of insured assets, or in the case of liability insurance, to an estimate of specific, reasonably foreseeable risks in the sector in which it operates. Deducticles are set so as to encourage operational unit managers to commit to risk prevention and out-of-court settlement of claims, without exposing the Group as a whole to significant financial risk.

Commercial general liability and professionnal indemnity
This type of coverage, which is very important to clients, is taken out and managed centrally at Group level. Cap Gemini S.A. and all subsidiaries over which it exercises direct or indirect control of more than 50% are insured against the financial consequences of commercial general liability or professional indemnity arising from their activities, under an integrated global program involving a range of lines contracted with a number of highly reputable, solvent insurers. The terms and conditions of this program, including limits of coverage, are periodically reviewed and adjusted to reflect trends in revenues and changes in the Group's activities and risk exposures.

The primary layer of this program, totaling €30 million, is reinsured through a consolidated reinsurance captive company and has been in operation for several years.

Property damage and business interruption
Capgemini operates from premises located in many countries and, within most of these countries, operates at a number of sites. There are approximately 400 of these sites in total with an average floorspace of slightly less than 2,200 m². Some of the Group's consultants work off-site at client premises. This geographical dispersion limits risk, in particular the risk of loss due to business interruption, arising from an incident at a site. The biggest outsourcing site, which has disaster recovery plans in place to ensure continuity of service, represents less than 4% of Group revenues. The Group's largest site, which is located in India, employs 4,000 people in a number of different buildings. No building at any of the Group's sites houses more than 1,800 employees.

This dispersion means that insurance policies covering property damage and consequential business interruption are contracted and managed locally.

Other risks
Directors' and Officers' liability insurance, travel assistance and repatriation coverage for employees working away, and crime and fidelity coverage (especially for information systems) are managed centrally at Group level via global insurance policies. All other risks – including motor, transport and employer liability – are insured locally using policies that reflect local regulations.

The Group has decided not to insure against employment practices liability risks, given its preventive approach in this area. Pollution risks are low in an intellectual services business, and Capgemini does not insure against these risks in all countries in which it operates. The Group has also decided that, unless coverage is compulsory and readily available, it is not worth systematically insuring against terrorism-related risks. Certain risks are excluded from coverage under the general conditions imposed by the insurance market.

IX – CAP GEMINI S.A. AND THE STOCK MARKET

At December 31, 2006, the capital of Cap Gemini S.A. was made up of 144,081,808 shares (ISIN code: FR0000125338). Cap Gemini shares are listed on the Eurolist market (compartment A) and are eligible for the SRD deferred settlement system of the Paris Stock Exchange.
The number of issued and outstanding shares of Cap Gemini S.A increased year-on-year by 12,499,830 as a result of:

- the issue of 11,397,310 new shares in connection with the capital increase at the end of the year;
- the issue of 790,393 new shares upon the exercise of stock options by Group employees;
- the issue of 312,127 new shares upon the exercise of the share warrants issued as part of the second tranche of the alternative public exchange offer for Transiciel shares launched by the Company on October 20, 2003.

Cap Gemini shares are included in the CAC40 index, on the Euronext 100 index and on the Dow Jones STOXX and Dow Jones Euro STOXX European indexes. Between January 1 and December 31, 2006, the Cap Gemini share price on Eurolist increased from €34.12 to €47.55.

In 2006, the average daily trading volume in relation to Cap Gemini shares was around 1.24% of the total volume of shares traded on the Paris market.

Cap Gemini S.A. ownership structure at December 31, 2006
(on the basis of a shareholder survey)


Non-French Institutional Investors
68 %
French Institutional Investors
21%
Individual Shareholders
7 %
S. Kampf
4 %
Cap Gemini S.A.
Operating entities
Capgemini
Sogeti
- Consulting Services
- Technology Services
- Outsourcing Services
Local Professional Services

STOCK MARKET CAPITALIZATION

From January 2005 to March 2007

In billions of euros



8
7
6
5
4
3
2
1
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2005
2006
2007

source: Euronext

SHARE PERFORMANCE

From December 31, 2004 to March 31, 2007

In euro



60
55
50
45
40
35
30
25
20
Cap Gemini
CAC 40 Index
DJ STOXX
31/12/2004
30/06/2005
31/12/2005
30/06/2006
31/12/2006

source: Reuters

NUMBER OF TRADES PER MONTH

From January 2005 to March 2007

In millions of shares



70
60
50
40
30
20
10
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2005
2006
2007

source: Euronext

SHARE PRICE AND TRADING VOLUME

The following table presents an analysis of trading in the company's shares over the last 24 months:

Month	Number of trading days	Share Prices in euros			Trading volume		
					Number of shares		Value
		high	average	low	total	average (daily)	(millions of euros)
April 05	21	27.37	25.31	23.11	44,743,799	2,130,657	1 122.8
May 05	22	26.53	25.59	23.90	31,636,386	1,438,018	803.6
June 05	22	27.28	26.49	25.80	32,958,407	1,498,109	871.2
July 05	21	29.50	27.78	25.67	42,437,888	2,020,852	1 181.3
August 05	23	28.14	27.20	26.31	20,904,698	908,900	570.9
September 05	22	32.75	29.56	26.42	47,188,345	2,144,925	1 406.1
October 05	21	33.55	31.17	29.25	39,399,725	1,876,177	1 232.0
November 05	22	34.20	32.31	30.25	24,787,634	1,126,711	799.5
December 05	21	35.34	34.48	33.67	24,092,654	1,147,269	821.6
January 06	22	38.97	36.76	33.71	30,799,276	1,399,967	1 137.4
February 06	20	43.22	38.41	35.82	28,173,136	1,408,657	1 106.8
March 06	23	45.16	43.05	40.31	30,925,749	1,344,598	1 299.4
April 06	18	45.07	43.55	41.72	18,099,564	1,005,531	782.0
May 06	22	47.90	43.87	40.10	36,974,403	1,680,655	1 634.7
June 06	22	44.99	42.03	37.48	33,942,942	1,542,861	1 413;0
July 06	21	45.24	41.11	36.28	37,412,079	1,781,528	1 503.1
August 06	23	43.70	40.90	38.29	31,359,803	1,363,470	1 276.1
September 06	21	44.20	42.65	40.90	35,711,309	1,700,539	1 497.3
October 06	22	46.20	44.05	41.50	36,510,043	1,659,547	1 607.0
November 06	22	48.50	46.44	43.72	22,817,533	1,037,161	1 058.6
December 06	19	47.74	45.91	44.42	29,569,922	1,556,312	1 341.9
January 07	22	51.10	49.39	47.49	27,222,020	1,237,365	1 343.7
February 07	20	56.59	51.74	48.01	31,972,862	1,598,643	1 672.6
March 07	22	57.65	54.33	50.45	40,940,541	1,860,934	2 175.7

Source: Euronext

DIVIDENDS PAID BY CAP GEMINI

Year ended December 31	Distribution of dividends		Number of shares	Dividend per share	Tax credit	Total revenue
	In millions	*In % of net income*				
2001	€50	33%	125,244,256	€0.40	(a) €0.20	(b) €0.60
2002			No dividend paid			
2003			No dividend paid			
2004			No dividend paid			
2005	€66	47%	131,581,978	€0.50		
2006	€101*	34%	144,081,809	€0.70*		

(*) Recommended dividend submitted to the Annual Shareholders' Meeting of April 26, 2007

(a) and (b) : the *avoir fiscal* tax credit represents 50% of the amounts distributed in relation to tax credits used by an individual or a company benefiting from the parent-subsidiary regime provided for under article 145 of the French Tax Code, or 10% for other entities using their *avoir fiscal* tax credit as from January 1, 2003. The 2004 Finance Act abolished the *avoir fiscal* tax credit with effect from January 1, 2005.

MANAGEMENT REPORT

PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 26, 2007 (APRIL 10, 2007 ON FIRST CALL)

I – GENERAL COMMENTS ON THE GROUP'S ACTIVITY OVER THE PAST YEAR

Demand for consulting and IT services strengthened significantly in 2006 following last year's modest performance. After several years during which their main (and sometimes only) aim was to scale back IT expenditure, in 2006 our clients not only sought to upgrade their IT systems, but also expressed a genuine interest in the competitive advantages offered by new technologies – especially Service Oriented Architecture. This groundswell was apparent in all of the countries in which the Group has operations, and particularly in those activities with a higher degree of sensitivity to economic cycles and/or technological innovation, such as Consulting and Technology Services, as well as the Local Professional Services business.

1.1 Operations by region

Against this positive backdrop, Capgemini Group's growth outperformed the market thanks to a strong presence in Consulting, Technology and Local Professional Services, coupled with a number of major contract wins in the Outsourcing Services segment which continued to spearhead growth. The year-on-year growth in revenues for 2006 is 10.7% on a published basis and 12.1% like-for-like (factoring out the effect of currency fluctuations and changes in scope). Underlying growth in the second-half jumped 13.7% compared to the prior-year period.

In the **United Kingdom and Ireland** the geographical breakdown of this performance shows underlying growth of 23.7%, or 22.3% based on published figures, with the appreciation in sterling offsetting the impact of the sale of a portion of the Group's interest in Working Links. In 2006 this area bolstered its position as the Group's top-performing region in terms of revenues – which pushed past the €2 billion mark – and accounted for 27.6% of the Group total. This primarily reflects a sharp increase in the contribution of the Outsourcing Services activity due to the startup of several major contracts (including the contract with the London Metropolitan Police), as well as higher volumes on the contract signed at the end of 2004 with the United Kingdom tax authority, Her Majesty's Revenue and Customs (HMRC). This contract was extended in second-quarter 2006 to cover Customs & Excise following its incorporation into HMRC, and a number of add-on application developments were also carried out for this client during the year. Consulting and Technology Services businesses also contributed to the Group's robust performance in this region, delivering growth in excess of 8% despite allocating considerable resources to assist Outsourcing Services in developing applications for HMRC (in accordance with Group policy, the corresponding revenues were recorded by the Outsourcing Services segment).

Lastly, Sogeti deepened its European footprint by expanding its business into the United Kingdom & Ireland, although this had no material impact in 2006.

France's contribution to consolidated revenues remains practically unchanged at 23.6%, with overall growth of 9.1% resulting from contrasting developments. Consulting and Technology Services, which account for almost one-half of the Group's activity in France, posted double-digit growth. The greater Paris region reported a particularly vigorous performance, on the back of an increase in headcount and improved utilization rates. Local Professional Services also contributed to the region's overall growth, even though the focus on profitability meant that certain contracts taken on in prior years were not renewed. Finally, Outsourcing Services revenues expanded by a modest 6%, with the sharp increase in services delivered under the Schneider Electric contract partially offset by the termination of certain contracts and the disposal of a portion of the maintenance business.

North America, which in 2006 accounts for 17.4% of total Group revenues, posted like-for-like growth of 3.8%. Based on published figures, the Group's North American activity contracted by 0.9% due to the combined effect of the sale of the Healthcare business in July 2005 and the slight depreciation of the US dollar. Outsourcing Services in this region reported moderate growth, with expanded business under the TXU contract and the ramp-up of new contracts (including with General Motors) dampened by the termination of two Outsourcing contracts related to the former Healthcare business. Sogeti posted double-digit growth thanks mainly to a sharp rise in headcount that helped scale back the businesses' sub-contracting costs. The region's biggest success story in 2006 was the recovery of the Consulting and Technology Services business, where better staff utilization rates and increased use of the Group's India-based assets outweighed the impact of employee cutbacks. In the Technology Services business, the Group's Indian employees dedicated to North American operations now represent more than one-half of the headcount physically present in this region.

Benelux delivered a 9.4% year-on-year rise in revenues in 2006 and represents 13.6% of the total Group figure. Growth was mainly driven by the Netherlands, in particular the Technology Services segment, which increased both headcount and sales prices amid a favorable trading environment. Sogeti also contributed strongly to growth in the region by posting a remarkable 20% surge in revenues. In contrast, the termination of a major contract led to a significant fall in Outsourcing revenues.

Revenues in the **Central Europe** region (Germany, Switzerland, Austria and the Eastern European countries) surged 16% on the

previous year (14.2% based on published figures, which include the impact of the acquisitions of Ad-hoc Management in Switzerland and FuE in Germany). The region accounts for 6.7% of Group revenues in 2006. Growth was particularly buoyant in the Technology Services segment in Germany – as a result of both increased headcount and sales prices – as well as among the Eastern European countries. As the Group's policy is to recognize revenues for the region ordering the services, the strong growth momentum reported by the Business Process Outsourcing activity – for which Poland is the main production platform – is not reflected in the geographical breakdown.

Revenues in the **Nordic** region advanced 6.2% and now account for 5.7% of the Group total. This performance was spurred by sharp growth in Finland and Denmark and came despite stagnating Consulting and Technology Services revenues in Sweden and Norway. Sogeti scored strong growth gains in Sweden, however, buoyed by favorable conditions that allowed the Group to improve staff utilization rates and increase headcount.

Southern Europe (Italy, Spain, Portugal) accounts for just 4.4% of consolidated revenues in 2006. The region delivered a 9.4% increase in revenues thanks to sustained business in Spain and Portugal, offset in part by a fall-off in Italian business.

The **Asia-Pacific** region posted 6.1% growth for the year. After adjusting for the currency effect and the disposal of the Japanese Consulting Services business in 2005, regional growth comes in at 20.6% – due in particular to a strong showing by Australian operations. China, on the other hand, overcame a tough start to the year to recover strongly in the second half. Lastly, although it did not have an impact on revenues for the region (which are recorded by the ordering region), the Group's production staff numbers in India continued on an upward trend, surging from 3,550 to 6,979 at end-2006 (including 719 transfers as a result of the acquisition of Indigo from the Unilever group).

1.2 Operations by business segment

Outsourcing Services was once again the Group's main growth driver in 2006, delivering a 16.1% increase in revenues on a like-for-like basis. The impact of the ramp-up of major contracts concluded in recent years (Schneider Electric in France, HMRC and the London Metropolitan Police in the United Kingdom, and General Motors in the United States) more than compensated for the decision to terminate a number of contracts, notably in France and in the Netherlands. Revenue growth for the Group's other activities was not as strong (8.8% for Consulting Services, 9.5% for Technology Services and 10.4% for Local Professional Services), but each captured additional market share. The specific skill sets of the Consulting and Technology Services businesses are frequently leveraged for major Outsourcing Services contracts. Accordingly, once the revenues earned on the Group's three largest Outsourcing contracts are broken down into the specific type of work carried out, revenue growth for Outsourcing Services proper slips to 12.6% from 16.1%, while growth in revenues for other segments is no longer single-digit but close to 12%. On this basis, all four Group disciplines delivered double-digit growth in 2006.

1.3 Headcount

At December 31, 2006, Group headcount had risen 11.2% year-on-year, to 67,889 from 61,036 at end-2005. This 6,853 increase in numbers reflects:

* 20,087 additions consisting of:
  - 18,592 new hires;
  - 1,495 transfers in connection with Group acquisitions or Outsourcing Services contracts signed with certain clients.
* and 13,234 departures (just over 20% of the average headcount for the year), breaking down as:
  - 10,650 resignations (16.5% of the average headcount);
  - 856 transfers outside the Group further to the sale of certain business operations;
  - 1,728 layoffs.

Among the 18,592 new hires in 2006:

- 5,238 employees were recruited by the Group's three offshore platforms: India (3,897), China and Poland.
- 4,282 employees were recruited by Sogeti for its Local Professional Services activity where the nature of the work often requires local hires. However, headcount in Consulting services and the onshore segments of Technology services and Outsourcing services grew by just 3.0%, which is a clear reflection of the deep-seated changes our businesses are undergoing.

1.4 Order book

In 2006, the Group took €8,198 million in orders, up more than 20% on the prior-year figure (€6,831 million). New orders for the Outsourcing Services activity alone accounted for €3,164 million (38.6% of the total), boosted by the extension to the 2003 Inland Revenue contract following the Inland Revenue's merger with Customs & Excise to form Her Majesty's Revenue and Customs (HMRC). Another major contract was entered into with General Motors, which has retained Capgemini as a strategic partner in the comprehensive overhaul of its IT system. There were also a couple of notable successes for the Business Process Outsourcing activity, including contracts signed with Zurich Financial Services, Tetra Pak and SKF.
Excluding Outsourcing Services, new orders climbed more than 10% year on year, to €5,034 million.

1.5 Profitability

Operating margin grew sharply in 2006 for the second consecutive year. Operating margin is calculated by deducting operating expenses – comprising the cost of services rendered (expenses incurred during project delivery), selling expenses and general and administrative expenses – from revenues. Operating margin for 2006 was almost double the year-earlier figure (€447 million versus €225 million) and represents 5.8% of revenues.

The breakdown by geographic area shows that this performance was driven by North America, which posted a €72 million operating profit for 2006 versus a €26 million operating loss in 2005. The upturn in profitability in the North America region is first and foremost the reward for aggressive efforts to revive the Consulting and Technology Services businesses which, having incurred heavy losses in 2005, ended 2006 with an operating margin of above 6%. Outsourcing Services also made a major contribution to this performance, recovering from the negative impact of major outlays required to ramp up the TXU contract in 2005 to deliver a positive operating margin in 2006.

The United Kingdom & Ireland region reported an operating margin of 7.7% for the year, and its contribution to the overall improvement in Group operating margin is comparable to that of North America in absolute terms. While Outsourcing Services had the biggest impact in value terms, chiefly as a result of the extensive added-value services provided under the HMRC contract, the Consulting and Technology Services businesses registered the most significant improvement in their margins. Overall, the United Kingdom & Ireland region generated more than one-third of the Group's overall operating margin.

Profitability in France, however, narrowed significantly: year-on-year improvements in operating margin recorded by the Consulting, Technology and Local Professional Services activities were more than offset by a slump in the operating margin of the Outsourcing Services business. Delays in completing the Global Core Systems project for Schneider Electric, coupled with underestimations of the complexity and ongoing management costs associated with that company's IT infrastructures, severely dented the performance of this business.

An analysis of operating margin by business shows that each segment contributed to the Group's overall improvement in margins. The jump of more than five percentage points in the operating margin of Consulting Services reflects an increase in headcount and an attendant shift in the age pyramid following the extensive recruitment of young consultants. The Netherlands and the United States turned in the best performance, delivering improved contribution rates on the back of lower selling, general and administrative expenses.

The Technology Services activity saw a jump of more than two percentage points in its operating margin to 7.5%, thanks in particular to improved staff utilization rates and fewer project overruns, as well as a tight rein on selling, general and administrative expenses, which remained steady year on year.

The Local Professional Services segment scored further profitability gains, lifting its already-robust 9.1% profitability showing in 2005 to 9.8% in 2006. This performance reflects a sharp increase in average sales prices, as well as a slight fallback in staff utilization rates as a consequence of the recruitment drive.

Finally, the Outsourcing Services activity added three percentage points to its operating margin, outperforming its end-2005 Margin Acceleration Program (MAP) targets while absorbing the extra costs incurred on the Schneider Electric contract.

1.6 Significant events

On February 8, 2007, Kanbay's Annual Shareholders' Meeting voted 99% in favor of the company's acquisition by Capgemini in accordance with the terms and conditions as announced on October 26, 2006. The total cost of the acquisition amounted to USD 1.25 billion and was settled in cash. Established in 1989, this Chicago-based company has a worldwide headcount of around 6,900 and supplies a range of highly integrated services focused on the financial services, consumer products and telecommunications sectors. Fitting seamlessly into the Group's investment strategy, this acquisition:

- significantly deepens the Group's footprint in India, from 6,000 to 12,000 employees,
- expands the Group's range of services in North America,
- propels the Group into a leading position in the financial services sector.

This acquisition laid the foundations for the Group's latest development plan aimed at accelerating the improvement in profitability, increasing resistance to downturns and outperforming market growth. This plan has been baptized i^3 (I Cubed) – referring to its three key levers: industrialization, innovation and intimacy.

II – COMMENTS ON CAPGEMINI GROUP'S CONSOLIDATED FINANCIAL STATEMENTS

2.1 Consolidated statement of income

Consolidated revenues amounted to €7,700 million for the year ended December 31, 2006, a rise of 10.7% based on published figures and 12.1% like-for-like.

Operating expenses advanced 7.8% to €7,253 million, compared to €6,729 million in 2005.

An **analysis of costs by type** reveals:

- Personnel costs amounting to €4,676 million, up by €192 million or 4.3% – representing a lower rate of increase than recorded for revenues (see above) and average headcount (7.2%). This was attributable to the fact that the bulk of the year's hires (i) were recruited in India, where salaries are lower, or (ii) targeted young – and therefore less expensive – consultants.

  Personnel costs represent 60.7% of consolidated revenues in 2006 compared to 64.5% in 2005, despite a higher proportion of variable compensation paid.

  In 2006, travel expenses increased in line with revenues and represent 4.4% of the consolidated figure.
- A 14.4% rise in purchases and sub-contracting expenses to €2,068 million, which now represent 26.9% of revenues compared to 26% in 2005. This stems partly from the occasional need to use sub-contractors to meet customer demand, and also

from certain major Outsourcing Services contracts for which the Group calls on partners to ensure a more comprehensive and efficient range of services.
- A notable 11.7% increase in rent and local tax expenditure to €268 million in 2006, fueled in part by the return of French business tax *(taxe professionnelle)* to normal levels.

The **analytical breakdown** of expenses confirms that – as in 2005 – the improvement in operating margin is linked primarily to the tight rein on selling, general and administrative expenses. In 2006, these costs represent just 17.3% of revenues, compared to 19.5% in 2005. This trend is even more striking in absolute terms, for while revenues pushed forward by 10.7%, selling, general and administrative costs actually dipped marginally. The cost of services rendered – corresponding to the costs incurred during the execution by the Group of client projects – improved slightly to end the year at 76.9% of revenues compared with 77.3% in 2005. However, the extra cost involved in bringing in external service providers to assist with new Outsourcing Services business – notably on the HMRC contract – dented the progress achieved in scaling back the costs incurred by the Group itself.

Operating margin yielded €447 million, compared with €225 million in 2005, which represents 5.8% of revenues versus 3.2% in 2005.

Operating margin advanced in all geographic areas except France, where profitability gains reported by the Consulting Services and Technology Services businesses failed to counter the impact of difficulties on the Schneider Electric contract.

Net other operating expense came in at €113 million in 2006, compared with €11 million in 2005. The change in this item reflects the absence of significant gains on the sale of consolidated companies and businesses, which in 2005 amounted to €166 million, and the €70 million reduction in restructuring costs from €164 million in 2005 to €94 million in 2006.
In 2006, the bulk of these restructuring costs were incurred within the scope of the Margin Acceleration Program (MAP) aimed at streamlining the Group's Outsourcing activities, breaking down as (i) €67 million in costs directly related to workforce reduction measures, mainly in Europe; (ii) €16 million relating to measures undertaken to streamline the Group's real estate assets, chiefly in the United Kingdom; and (iii) €11 million in industrialization costs and migration costs in connection with the offshoring of Group activities.

Operating profit came in at €334 million in 2006, versus €214 million the previous year.

Net finance expense for 2006 amounted to €28 million compared with €38 million in 2005. This improvement is essentially attributable to a €14 million decline in gross finance costs, with the €24 million increase in income from investment of cash and cash equivalents comfortably offsetting the €10 million rise in interest expense incurred chiefly on the OCEANE convertible/exchangeable bond issue of June 16, 2005 (OCEANE 2005).

Around one-third of the increase in income from investment of cash and cash equivalents stems from the reinvestment of the proceeds from the OCEANE 2005 bond issue, with the balance attributable to the compound effect of a rise in net cash from operating activities and higher interest rates.

Net other financial expense increased by €4 million, mainly as a result of the marking to market of the OCEANE 2003 bond issue interest rate swap. This generated €5 million in financial expense in 2006, compared to financial income of €1 million in 2005.

Income tax expense was only €13 million in 2006, broken down as follows:
- €49 million in current income taxes.
- €36 million in net deferred tax income, the €94 million income resulting from the recognition of deferred tax assets in various countries, including France for €40 million, having been partially offset by the utilization of tax loss carry-forwards previously recognized in assets (€58 million including €43 million in France).

Attributable profit for the year came in at €293 million in 2006, versus €141 million in 2005, and represents 3.8% of revenues. In 2006, basic earnings per share are €2.21 compared to €1.07 a year earlier. Diluted earnings per share, determined on the basis of the average weighted number of ordinary shares outstanding in the year, came in at €2.07 for a total of 147,241,326 shares, versus €1.06 in 2005 for a total of 138,472,266 shares.

2.2 Consolidated balance sheet

Consolidated shareholders' equity at year-end 2006 stood at €3,697 million, an increase of €947 million compared with December 31, 2005, as a result of:
- dividends paid to shareholders for an amount of €66 million, or €0.50 per share;
- profit for the year (€293 million);
- the issue of 11,397,310 new shares in connection with the December 6, 2006 capital increase (€498 million including the issuance premium and net of issue costs);
- a €17 million expense relating to the allocation of stock options and share grants;
- a €17 million decrease in translation adjustments;
- a €19 million increase (including the issuance premium) relating to various capital increases carried out in connection with the exercise of stock options; and

• €193 million in actuarial gains recognized on provisions for pensions and other post-employment benefits, net of deferred taxes (due to the application of the amendment to IAS 19 applicable as of January 1, 2006).

Fixed assets totaled €2,346 million at December 31, 2006, down €4 million compared with December 31, 2005, mainly due to the following changes:

• A €40 million increase in goodwill in connection with the acquisition of German group FuE (€29 million) and Unilever Shared Service Limited (€20 million), partially offset by a €3 million write down on goodwill in the United Kingdom, and exchange losses amounting to €13 million on goodwill denominated in foreign currencies.
• A €20 million reduction in intangible assets, attributable in part to the retirement of software and other intangible assets in an amount of €10 million, amortization charges for €35 million, and acquisitions carried out during the year for €30 million.
• A €24 million reduction in property, plant and equipment, mainly relating to the sale of IT equipment. Both acquisitions for the year and depreciation expense were each for an amount of €131 million.

At year-end 2006, **other non-current and deferred tax assets** stood €191 million higher, due to:

• The Group's November 21, 2006 acquisition of 14.7% of the capital and voting rights of Kanbay International, Inc. ("Kanbay"). At December 31, 2006, the Group's interest in Kanbay amounted to €132 million (including acquisition costs).
• The €60 million increase in deferred tax assets resulting from the recognition of deferred tax assets on temporary differences and tax loss carry-forwards due to improved profitability over the last two years as well as the positive growth outlook, notably in the United Kingdom.

Trade accounts and notes receivable totaled €2,063 million at December 31, 2006 compared to €1,798 million at December 31, 2005. At end-2006, trade receivables net of advances received from customers (and excluding work-in-progress) amounted to €1,281 million versus €1,162 million at December 31, 2005, representing 60 days' revenues – unchanged on the previous year-end.

Accounts and notes payable, consisting mainly of trade payables, amounts due to personnel and accrued taxes, stood at €2,019 million at December 31, 2006, compared with €1,881 million at December 31, 2005.

Provisions for pensions and other post-employment benefits amounted to €591 million at end-2006, versus €696 million a year earlier. The decrease stems from the recognition of €150 million in actuarial gains in 2006 due to changes in actuarial assumptions, especially in the United Kingdom (€125 million) where the discount rate rose by 0.5 percentage point. A portion of this effect was offset by €37 million in additions to provisions for the year net of benefits and contributions paid.

Net consolidated cash and cash equivalents totaled €1,632 million in 2006, compared with €904 million in 2005. This €728 million increase is the result of:

• €578 million in operating cash flows, boosted by €611 million in cash flows from operations before net finance costs and income tax;
• €278 million in cash flows used in investing activities, relating primarily to:
  – €169 million in net payments concerning acquisitions of investments in non-consolidated companies (essentially the 14.7% stake in Kanbay),
  – net proceeds/payments relating to acquisitions/disposals of fixed assets;
• the issue of 11,397,310 new shares in connection with the December 6, 2006 capital increase, generating net proceeds of €498 million including the issuance premium;
• the payment of a dividend to shareholders totaling €66 million;
• various share capital increases upon exercise of options, for €19 million.

The balance due on the acquisition of Kanbay shares, amounting to approximately €850 million, was paid on February 9, 2007.

III – OUTLOOK FOR 2007

The Capgemini Group has set the following objectives for 2007:

• to successfully integrate the Kanbay teams;
• to strengthen sector expertise, with an emphasis on the development of the Consulting business;
• to continue the improvement in Outsourcing profitability, notably by developing the Business Process Outsourcing activity;
• to invest in innovation, industrialization and client relations (through its i³ program).

Having built a budget around a framework of hypotheses combining sustained growth in demand, and taking into account the Kanbay integration, the Group should post revenue growth of 8% in 2007 (at constant rates and perimeter), and continue the improvement of its operating margin.

IV – COMMENTS ON THE CAP GEMINI S.A. FINANCIAL STATEMENTS

4.1 Statement of income

The Company's operating revenue for the year ended December 31, 2006 amounted to €183 million (including €182 million in royalties received from subsidiaries) compared with €162 million for 2005 (including €161 million in royalties). This increase was attributable to the growth in Group revenues.

Operating income came in at €148 million compared to the year-earlier figure of €133 million. The improved performance stems chiefly from higher royalties, offset in part by a €6 million rise in operating expenses that was mainly attributable to advertising.

Net interest income amounted to €21 million, compared to €28 million in the previous year, reflecting:

• €193 million in income corresponding mainly to dividends received from subsidiaries (€23 million), interest income on cash

and cash equivalents (€41 million), and releases of provisions on investments in subsidiaries in the United Kingdom, Spain, Germany and Italy (€100 million).

- €172 million in expenses corresponding chiefly to a total of €123 million of additions to provisions on investments in certain subsidiaries (in Germany, Italy, Poland, Ireland, France and Asia-Pacific) and to interest expense on the OCEANE 2003 and 2005 bonds.

Net other income came to €3 million (against net other expense of €9 million in 2005), mainly attributable to net proceeds on the sale of treasury shares acquired within the scope of the liquidity contract and treasury shares returned to Cap Gemini S.A. under the terms of the agreements entered into with Ernst & Young at the time of the acquisition of its consulting business.

After accounting for a tax benefit of €23 million, the Company posted a profit of €195 million in 2006, compared with a €173 million profit in 2005.

4.2 Balance sheet

Net investments rose from €6,009 million at December 31, 2005 to €6,530 million at the 2006 year-end. This €521 million increase is mainly attributable to:

- various increases in share capital in an amount of €399 million, essentially relating to French, German, Italian and Spanish subsidiaries, including €186 million for Capgemini France S.A.S. and €130 million for Sogeti France S.A.S.;
- the Transiciel earn-out payment in an amount of €11 million, following the exercise of share warrants granted in connection with the public exchange offer launched by Cap Gemini S.A. in October 2003;
- the acquisition of a 51% interest in Unilever Shared Service Limited, a subsidiary of Hindustan Lever Limited (Unilever group), in an amount of €9 million;
- a net increase in loans granted to certain subsidiaries amounting to €108 million, including a €129 million advance granted to Capgemini North America Inc. to fund its acquisition of a 14.7% stake in Kanbay in November 2006;
- a net release of provisions on investments in certain subsidiaries for a total of €10 million;
- the sale of treasury shares held by Cap Gemini S.A. under the terms of the agreements entered into with Ernst & Young at the time of the acquisition of its consulting business, as well as shares held under the liquidity contract for €4 million.

Shareholders' equity stood at €7,268 million, reflecting an increase of €657 million compared to the previous year-end, as a result of:

- the payment of a dividend on May 16, 2006 amounting to €0.50 per share on the 131,581,978 shares comprising the Company's share capital at December 31, 2005, for a total amount of €66 million;
- the issue in August 2006 of 312,127 shares following the exercise of Transiciel share warrants, for an amount of €11 million;
- the issue in December 2006 of 11,397,310 new Cap Gemini shares in connection with the cash capital increase, with no pre-emptive subscription rights or priority subscription period for existing shareholders, for an amount of €498 million net of issue costs;
- the exercise by Group employees of 790,393 stock options for an amount of €19 million;
- net income for the year of €195 million.

Debt advanced €124 million to €1,272 million, reflecting an increase in accrued debts with respect to investments in subsidiaries and affiliates of €151 million, a decrease in cash at bank and commercial paper of €34 million, and an increase in accrued interest on the OCEANE bonds of €7 million.

Net cash and cash equivalents at December 31, 2006 came to €621 million, versus €271 million one year earlier.

4.3 Results appropriation

At the Annual Shareholders' Meeting of May 11, 2006, the Board of Directors recommended, as a sign of Cap Gemini's return to profitability and the Board's confidence in the future of the Group, a departure from the traditional practice of distributing to shareholders one-third of consolidated profit for the year and to distribute instead one-half. Following the approval of the shareholders, the Company paid a €0.50 dividend on each of the 131,581,978 shares making up the share capital at December 31, 2005.

This year, the Board of Directors recommends a return to the policy of distributing one-third of consolidated profit for the year, despite the sharp 9.5% year-on-year rise in the number of shares resulting primarily from the issue of shares in connection with the December 2006 cash capital increase (11,397,310 shares). Based on consolidated profit of €293 million in 2006, this recommendation – if accepted – would result in the payment of a €0.70 dividend on each of the 144,081,809 shares carrying dividend rights at January 1, 2006, representing a total amount of €100,857,266.30 or 34% of consolidated profit.
As profit distributable by the parent company amounts to €194,560,397.44, the balance would be allocated to (i) the legal reserve in the amount of €9,999,864.00, bringing the total legal reserve to €115,265,446.40 and thereby entirely funded; and (ii) retained earnings for the remaining amount (€83,703,267.14).
The Board of Directors recommends setting the first date for payment of the dividend at Monday April 30, 2007. This dividend will be eligible for the 40% tax rebate referred to in sub-paragraph 2,

paragraph 3 of article 158 of the French Tax Code for individuals subject to personal income tax in France.

Pursuant to article 243 bis of the French Tax Code, the Shareholders' Meeting is also reminded that a €0.50 dividend per share was distributed for the 2005 financial year (fully eligible for the 40% tax rebate), but that no dividend was distributed for 2004 and 2003.

4.4 Regulated agreements

Shareholders are asked to approve two resolutions concerning regulated agreements:

The third resolution relates to the underwriting agreement entered into with parties including Lazard Frères Banque S.A., IXIS Corporate & Investment Bank and Morgan Stanley & Co. International Limited. The contract provides for the placement of shares to be issued in connection with the capital increase decided on December 5 and 6, 2006. As Bruno Roger is a corporate officer with both Lazard Frères S.A.S. (Chairman) and Cap Gemini S.A. (Director), the contract is classified as a regulated agreement for legal purposes.

The fourth resolution relates to the confirmation of the registration of two corporate officers (Serge Kampf, Chairman of the Board of Directors and Paul Hermelin, Chief Executive Officer) on the list of beneficiaries of a supplementary collective pension scheme implemented by the Company in favor of senior executives regarded as having made a lasting contribution to the Group's development.

4.5 Share capital and ownership structure

The Company's share capital was increased by €100 million in the course of 2006 (moving from €1,052,655,824 to €1,152,654,464) following:

- the issue of 790,393 shares upon the exercise of stock options granted in prior years to Group employees;
- the issue of 312,127 shares upon the exercise of the share warrants issued at the time of the public exchange offer launched by the Company in October 2003 on the shares of Transiciel;
- the issue of 11,397,310 shares subscribed in connection with the December 2006 cash capital increase.

Pursuant to article L.233-13 of the French Commercial Code (*Code de Commerce*), the Board of Directors informs shareholders that based on notifications received (on September 8 and September 12, 2006, respectively) and in the absence of other subsequent disclosures, Goldman Sachs Asset Management LP and Barclays Plc each directly or indirectly held at the balance sheet date more than 5% of the Company's share capital and voting rights.

Furthermore, during the year:

- Société Générale directly and indirectly increased its interest to above, and reduced its interest to below, the legal disclosure threshold of 5% of the Company's share capital and voting rights;
- Goldman Sachs Asset Management LP increased its interest to above the 5% legal disclosure threshold as a result of operations carried out on behalf of its asset management clients;
- Barclays Plc indirectly increased its interest to above the 5% legal disclosure threshold as a result of operations carried out on behalf of its subsidiaries.

4.6 Stock options

The Extraordinary Shareholders' Meeting of May 12, 2005 authorized the Board of Directors to grant stock options to certain employees of the Company and its French and foreign subsidiaries. The authorization was given for a period of 38 months commencing May 12, 2005 and the number of shares to be subscribed on exercise of the options was limited to six million. The Board of Directors used this authorization, which set up the Sixth Stock Option plan, and on October 1, 2006 granted options on 2,067,000 shares to 692 Group employees. The option exercise price was set at €43 per share, representing the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant.

In the event of a notice of authorization of a tender offer or public exchange offer for the Company's shares published by Euronext, option holders would be entitled to exercise all of their remaining unexercised options immediately without waiting for the end of the vesting period specified at the time of grant.

During 2006, 773,838 shares were subscribed on exercise of options granted under the Fifth Plan and 16,555 shares were subscribed on exercise of options granted under the Sixth Plan, representing a total of 790,393 shares (equal to 0.55% of the share capital at December 31, 2006). No further shares could be subscribed under the First, Second and Third and Fourth Plans, for which the exercise periods expired on November 1, 1995, April 1, 1999, April 1, 2002, and December 1, 2006 respectively.

4.7 Employee shareholdings

Pursuant to article L.225-102 of the French Commercial Code, the Board of Directors informs the shareholders that as of December 31, 2006, the Transiciel investment fund held 0.06% of the Company's share capital following the contribution of all of its shares to the public exchange offer launched by Cap Gemini on Transicel's shares in December 2003.

4.8 Authorization to buy back the Company's shares

The shareholders are reminded that the 2005 Ordinary Shareholders' Meeting renewed the authorization granted to the Company to buy back its shares under certain conditions. This authorization was used in 2006 in connection with the ongoing liquidity contract set up with Crédit Agricole Cheuvreux on September 30, 2005 with a view to improving the liquidity of the Cap Gemini share and the regularity of its quotation. In 2006, CA Cheuvreux acquired 1,803,492 Cap Gemini shares on behalf of Cap Gemini S.A., at an average price of €41.44 per share. These shares represented 1.25% of Cap Gemini S.A.'s capital at December 31, 2006. During the same period, CA Cheuvreux also sold 1,808,212 Cap Gemini shares at an average price of €42.14 per share. Negotiation fees relating to the acquisition and sale of Cap Gemini shares over the period amounted to €147,819, excluding fees paid to CA Cheuvreux. At December 31, 2006, the position of the liquidity contract showed 80,280 treasury shares, representing 0.06% of Cap Gemini's capital at that date and €9 million of cash available (out of a total liquidity line of €10 million allocated to the contract). These shares were worth €3,640,188 on the basis of their acquisition price and €3,817,314 on the basis of the closing price for Cap Gemini shares on December 29, 2006.

As this authorization is only valid for 18 months, we are asking shareholders to replace the 2005 authorization with a similar authorization to allow the Company (in descending order of priority):

- to provide liquidity for the Cap Gemini share within the scope of a liquidity contract;
- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini S.A. shares upon exercise of the rights attached thereto in accordance with the applicable regulations (including the possibility of exercising the call options acquired on June 27, 2005);
- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions;
- to award shares to employees and corporate officers (on the terms and by the methods provided for by law), in particular in connection with stock option plans or company savings plans;
- to cancel the shares thus purchased subject to adoption of the eighth resolution of the Extraordinary Shareholders' Meeting included in the agenda of the Shareholders' Meeting of April 26, 2007 (April 10, 2007 on first call).

To this end, the Board of Directors is seeking a maximum 18-month authorization for the Company to buy back shares representing up to 10% of its capital, at a maximum price of €70 per share, these purchases taking place within the scope of:

- articles L.225-209 et seq. of the French Commercial Code which also allow an authorization to be granted to the Board of Directors to cancel some or all of the shares purchased, up to 10% of its capital by 24-month period;
- European Regulation No. 2273 of December 22, 2003 that came into effect on October 13, 2004.

4.9 Returned Shares

In the agreements entered into on May 23, 2000 with Ernst & Young in connection with the sale to Cap Gemini of its consulting business, it was provided that if any of its former partners who had become Group employees decided to leave the Group before a specified period had elapsed, they would be required to return some or all of the shares they had received at the time of the sale, the number of shares to be returned depending both on the reason for and the timing of the individual's departure. Pursuant to these agreements, a total of 80,621 Cap Gemini shares were returned to the Company between February 23, 2006 and December 31, 2006 (no other shares have been returned since said date). At December 31, 2006, Cap Gemini no longer held any such shares following the sale of all of the shares in this portfolio in December 2006, representing 85,663 shares (including 5,042 shares returned to the Company between February 23, 2005 and February 22, 2006).

4.10 Compensation of directors

• Compensation of managing directors

The total gross compensation (fixed and variable) paid to the two managing directors in 2006 breaks down as follows:

(in euros)	**Amount paid in 2006 and 2007 for 2006**	**Amount paid in 2006 (2006 fixed and 2005 variable)**
Serge KAMPF		
Fixed	720,000	720,000
Variable	562,000	467,712
Total	**1,282,000**	**1,187,712**
Paul HERMELIN		
Fixed	1,050,000	1,050,000
Variable	830,500	738,000
Total	**1,880,500**	**1,788,000**

As is the case for all the Group's managers and in accordance with a formula that has been applied in Cap Gemini for more than 30 years, the variable portion of the two managing directors' compensation consists of two equal halves, V1 based on the Group's consolidated results and V2 based on the attainment of several personal objectives that have been set for them for the fiscal year in question.

For 2006 (variable part paid in March 2007)

1) for Serge Kampf, each of these two portions (V1 and V2) were for €240,000 in the event that the objectives set were fully attained.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, gross operating margin, costs of shared services) resulted in a combined total of 124%, representing a V1 portion for Serge Kampf of €240,000 x 1.24 = €298,000;
- for the V2 portion, the calculation of the degree of attainment of each of the six personal objectives that had been set for him for the fiscal year resulted in a total of 110/100, corresponding to a V2 portion of €240,000 x 1.10 = €264,000.

His total actual variable compensation was therefore €562,000, representing 117% of his theoretical variable compensation (€480,000), and his total compensation was €1,282,000, or 106.8% of his theoretical total compensation.

2) for Paul Hermelin, each of these portions (V1 and V2) were for €350,000 in the event that the objectives set were fully attained.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, gross operating margin, costs of shared services) resulted in a combined total of 124%, representing a V1 portion for Paul Hermelin of €350,000 x 1.24 = €435,000;
- for the V2 portion, the calculation of the degree of attainment of each of the seven personal objectives that had been set for him for the fiscal year resulted in a total of 113/100, corresponding to a V2 portion of €350,000 x 1.13 = €395,000

His total actual variable compensation was therefore €830,500, representing 118.6% of his theoretical variable compensation (€700,000), and his total compensation was €1,880,500, or 107.5% of his theoretical total compensation.

It should also be noted that:

- as in previous years, Serge Kampf and Paul Hermelin's performance appraisals for 2006 were discussed at the Selection and Compensation Committee, which submitted its recommendations to the Board of Directors where they were debated, approved and adopted;
- Serge Kampf and Paul Hermelin did not receive any fringe benefits (medical assistance, housing, company car, cell phone, products or services free of charge, etc.) during the 2006 fiscal year, as was already the case in previous fiscal years, nor did they benefit from any specific retirement plan, or any provision related to indemnities for termination for any reason whatsoever (removal from office, retirement, etc.);
- for the 18th consecutive year, Serge Kampf decided not to ask the Company to reimburse the expenses he incurred in the performance of his duties (business travel, entertainment, etc.) with the exception of high-speed TGV train travel between Paris and Grenoble, the historical headquarters of Cap Gemini, where he has kept his main office and where a part of corporate functions is still located.

- **Directors' fees for 2005 paid to directors in 2006:**

(in euros)	**Amount paid in 2006 for 2005**	2005 amount
Serge KAMPF	49,500	56,500
Ernest-Antoine SEILLIERE	47,500	52,500
Daniel BERNARD	16,833	-
Christian BLANC	28,000	27,500
Yann DELABRIERE	29,000	29,000
Jean-René FOURTOU	34,500	39,000
Paul HERMELIN	31,500	31,500
Michel JALABERT	34,500	34,500
Phil LASKAWY*	39,500	42,000
Thierry de MONTBRIAL	20,333	-
Ruud van OMMEREN*	37,000	44,500
Terry OZAN*	28,000	34,500
Bruno ROGER	23,500	29,000
TOTAL	**419,667**	**420,500**

* as required by law, the Company deducted withholding tax on the amounts paid to these three non-resident beneficiaries.

• Directors' fees for 2005 paid to non-voting directors in 2006:

(in euros)	Amount paid in 2006	2005 amount
Pierre HESSLER	26,500	32,000
Marcel ROULET	22,333	-
Geoff UNWIN*	29,000	33,000
TOTAL	**77,833**	**65,000**

* as required by law, the Company deducted withholding tax on the amounts paid to this non-resident beneficiary.

The total amount of directors' fees for 2005 paid to directors and non-voting directors in 2006 represents €419,667 + €77,833 = €497,500 (€464,124 after deduction of withholding tax for non resident beneficiaries).

Stock options

Pursuant to a decision by the Board of Directors, Paul Hermelin was granted 25,000 stock options on October 1, 2006, that may be exercised within five years at a price of €43. Paul Hermelin was also granted a further 25,000 options exercisable at the same price and within the same timeframe, under the following provisions: all of the shares issued on exercise of these options are held by Mr. Hermelin in registered form until the termination of his duties as managing director of Cap Gemini S.A., in accordance with the employee profit-sharing and share ownership law (which provides that the Board of Directors chooses either to prohibit corporate officers from exercising their options prior to termination of their duties, or to set the quantity of shares resulting from exercise of the options that must be held in registered form until the termination of their duties) which was adopted by the French parliament on December 14, 2006. The Board of Directors decided to apply the provisions of this law before its definitive adoption, and despite the fact that it is not strictly applicable to stock options granted prior to December 14, 2006.

None of the options previously granted to directors were exercised in 2006, and on no occasion has Serge Kampf either requested or been granted any stock options.

4.11 Directorships and other functions held by directors

The Board of Directors draws shareholders' attention to the fact that the "Registration Document" attached to the Annual Report given to each shareholder upon entering the meeting specifies the list of directorships and other functions held by each of the directors in other companies.

4.12 Transactions carried out by directors involving the Company's securities

The table below presents a summary of transactions carried out by directors involving the Company's securities, based on AMF disclosures and on article 223-26 of the AMF's General Regulations:

	Number of shares	
	Purchased	Sold
Members of the Board of Directors (including non-voting directors)	-----	209,470

4.13 Renewal of the term of office of a non-voting director

The Board of Directors is asking you to renew for a two-year period the term of office of the non-voting director Marcel Roulet, who was appointed by the General Shareholders' Meeting of May 12, 2005 and whose term of office expires at the close of this Meeting.

You are reminded that in 2006 shareholders decided to reduce the term of office of non-voting directors from six to two years, this decision being immediately applicable to Marcel Roulet's remaining term of office.

V – ENVIRONMENTAL AND SOCIAL IMPACT OF THE GROUP'S OPERATIONS

A specific section of the Registration Document (see pages 12 and *seq.*), entitled "Corporate Social Responsibility, Sustainability and Social Stewardship", explains the Group's policy with regard to human resources (changes in headcount, career development, role of the Capgemini University), the environment, and its relations with external business partners, namely customers, suppliers and the general public at large.

VI – FINANCING POLICY AND MARKET RISKS

Detailed information relating to (i) Capgemini's cash and cash equivalents and debt; and (ii) the Group's use of derivatives to manage its interest and currency risks is respectively provided in Notes 17 and 18 to Capgemini's consolidated financial statements for the year ended December 31, 2006.

6.1. Financing policy

Cap Gemini's financing policy is intended to provide the Group with adequate financial flexibility and is based on the following main criteria:

- A moderate use of debt leveraging: over the last ten years Cap Gemini has strived to maintain a limited level of net debt (and even a positive net cash position), including with respect to financing external growth. By paying for the bulk of its acquisitions in shares, Cap Gemini S.A. has pursued the dual aim of (i) maintaining a solid financial structure, and (ii) implicating as far as possible the employees transferred to the Group as a result of these acquisitions in their success.
- A high degree of financial flexibility: Capgemini aims to ensure a good level of liquidity as well as durable financial resources, which means maintaining:
  - a high level of available funds (€2,859 million at December 31, 2006, including the proceeds from the €507 million capital increase carried out in December 2006), which could be expanded further by a €500 million undrawn multi-currency syndicated line of credit (expiring on November 14, 2011) and a €550 million commercial paper program;
  - durable financial resources: at December 31, 2006, 85% of the Group's debt falls due beyond two years (see Note 17.III).
- Diversified financing sources adapted to the Group's financial profile: Capgemini seeks to maintain a balance between bank financing (including the above-mentioned syndicated credit line, use of leasing to finance property and IT equipment in particular) and market financing (issue of OCEANE bonds convertible and/or exchangeable for new or existing shares for €460 million in June 2003 and €437 million in June 2005 (see Note 17.II).

Lastly, the appropriate balance between the cash cost of financing and the return on cash investments, including the corresponding tax treatment, as well as the potential dilutive impact for Cap Gemini shareholders, are determining factors for the Group in its choice of financing sources. In this regard, with the issue of the OCEANE 2005 bonds Cap Gemini decided to neutralize the potential dilutive impact of the OCEANE bonds issued in June 2003 via the purchase of call options on 9,019,607 of its own shares (see section 4.8 above).

6.2. Market risks

- **Equity risk:** the Group does not hold any shares for financial investment purposes, and does not have significant interests in listed companies. However, it holds treasury shares in connection with:
  - the implementation of the liquidity contract under its share buyback program (the associated liquidity line amounts to €10 million), representing 80,280 shares at December 31, 2006;
  - the employee-retention scheme set up in the context of the acquisition of Ernst & Young's consulting business in May 2000, under which the shares are designated to be reallocated to Group employees (see Note 10.A).

The Group's resulting exposure to equity risk is negligible.

- **Counterparty risk:** the financial assets which could potentially give rise to counterparty risk essentially consist of financial investments. These investments mainly comprise money market securities managed by leading financial institutions and, to a lesser degree, negotiable debt instruments issued by companies or financial institutions with a high credit rating from a recognized rating agency. There is therefore no significant counterparty risk for the Group on these short-term investments.

  Moreover, in line with its policy for managing currency and interest rate risks (see below), Cap Gemini enters into hedging agreements with leading financial institutions; counterparty risk can therefore be deemed negligible.
- **Liquidity risk:** the principal financial liabilities whose early repayment could expose the Group to liquidity risk are the two convertible bonds mentioned above (OCEANE 2003 and OCEANE 2005) and the €500 million multi-currency syndicated line of credit. The OCEANE documentation contains the usual provisions relating to early repayment at the initiative of bondholders should pre-defined events occur. In addition to the early repayment clauses commonly found in these types of agreements, the documentation for the syndicated line of credit requires Cap Gemini to comply with certain financial ratios (covenants). As of December 31, 2006, the Group complied with all such ratios (see Note 17.II.D).

  It is also stated that a change in the credit rating attributed by Standard & Poor's to Cap Gemini would not affect the availability of these sources of financing and would therefore not expose the Group to liquidity risk. However, the cost of funding the syndicated line of credit could be increased or decreased (see Note 17.II.D).
- **Interest rate risk:** Capgemini's exposure to interest rate risk should be analyzed in light of (i) its cash position: at December 31, 2006 the Group had €2,859 million in cash and cash equivalents invested at market rates compared to gross debt of €1,224 million; and (ii) the Group's conservative policy with respect to management of interest rate risk: the uncapped variable-rate portion of gross debt was limited to 6% (capped and uncapped variable-rate debt combined accounted for 41% of the total – see Note 17.III). Consequently, based on the balance sheet at end-2006 a 1% increase in interest rates would have a positive €20 million impact on Capgemini's net finance costs. Conversely, a low interest rate environment (below 2%) would expose the Group to an increase in its net finance costs (see Note 17.III). The main exposure to interest rate risk is at the level of Cap Gemini S.A., which represented around 80% of Group financing and 66% of Group cash and cash equivalents at December 31, 2006.
- **Currency risk:** Capgemini's exposure to currency risk is low due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers in Poland, India and China exposes Capgemini to currency risk with respect to a portion of its production costs. Currently, the amounts involved are not material but given that this trend is set to increase in the future, Cap Gemini has already defined and implemented an overall policy to minimize exposure to exchange rates and

manage the resulting risk, particularly through regular hedging of intercompany flows. These hedges mainly take the form of forward purchases and sales of currencies (see Note 18.B).

- **Financial instruments:** financial instruments are used to hedge in particular interest rate and currency risks. All hedging positions relate to existing assets or liabilities and/or operating or financial transactions. Gains and losses on financial instruments designated as hedges are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated based on market prices or data supplied by bank counterparties.

VII – FINANCIAL AUTHORIZATIONS

Pursuant to the delegations of authority given to the Board of Directors by the Extraordinary Shareholders' Meeting of May 11, 2006, the Board was granted a 26-month authorization to:

- increase the share capital by capitalizing reserves;
- issue new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments, with or without pre-emptive subscription rights;
- increase the amount of the issues if the requests for shares exceed the number of shares on offer, up to 15% of the initial issue at the same price as for the initial issue ("Greenshoe" options);
- issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, as payment for shares tendered to a public exchange offer made by the Company or contributions in kind to the Company of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company.

The overall limits on the amounts of the issues that could be decided pursuant to the delegations of authority granted to the Board were set at:

- a maximum nominal amount of €1.5 billion for capital increases paid up by capitalizing reserves;
- a maximum nominal amount of €450 million for capital increases with pre-emptive subscription rights, enabling the share capital to be increased to a maximum nominal amount of approximately €1.5 billion, and a maximum of €3 billion in total issuance amounts;
- a maximum nominal amount of €200 million for capital increases without pre-emptive subscription rights, enabling the share capital to be increased to a maximum nominal amount of approximately €1.25 billion, and a maximum of €1.5 billion in total issuance amounts;
- a maximum aggregate nominal amount of €450 million and aggregate issuance amount of €3 billion for securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments.

On November 29, 2006, the Board decided to issue shares for cash without pre-emptive subscription rights or priority subscription period for existing shareholders, further to a delegation of authority without pre-emptive subscription rights. The total amount of the issue was €507 million, represented by 11,397,310 new shares with a nominal value of €8 each (i.e., a total nominal issue amount of €91 million).
The additional report required by law on the final terms and conditions applicable to this capital increase was drawn up on December 6, 2006 by Paul Hermelin, Chief Executive Officer, and is available to shareholders at this Meeting.
Accordingly, the Board of Directors has used almost half of the maximum nominal amount of €200 million set for capital increases in the event of elimination of pre-emptive subscription rights. Taking into consideration the fact that the current delegations of authority are valid up until July 11, 2008, the Board of Directors has decided not to submit their renewal to your approval at this Meeting.

A table summarizing the delegations of authority and powers granted by the Shareholders' Meeting to the Board of Directors with regard to share issues is provided on page 128 and 129 of the Registration Document.

VIII – COMMENTS REGARDING THE EXTRAORDINARY SHAREHOLDERS' MEETING

8.1 Authorization to cancel shares acquired under the buyback program

As stated above, the Board of Directors is seeking shareholders' authorization to cancel some or all of the shares purchased pursuant to articles L.225-209 et seq. of the French Commercial Code (the authorization to buy back shares is described in section **4.8** of this report), for up to 10% of its capital by 24-month period.

8.2 Allocation of shares free of consideration

Pursuant to article 83 of the 2005 Finance Act (amended by the French law of December 14, 2006 on employee profit-sharing and share ownership), the Group has set up a scheme under which it may allocate existing shares or shares to be issued free of consideration to its employees. In accordance with this Act, the allocation of such shares to their beneficiaries shall only be definitive at the end of a minimum vesting period of two years, with the minimum period for retention set at two years.
This scheme is not generally intended to supplement stock option awards but to **replace** such awards whenever the tax legislation

of the countries in which beneficiaries are based is considered unfavorable for the employee and/or the Company (mainly the Netherlands and the Nordic countries). The Board is therefore asking shareholders to grant it authorization to allocate, free of consideration, existing shares or shares to be issued to employees of the Group, up to a maximum of 0.5% of the Company's capital (720,000 shares). Shareholders are asked to grant the Board full powers to determine the beneficiaries of the share awards, the terms and conditions for the issue and, where necessary, the criteria for allocating the shares. The allocation of the shares to their beneficiaries shall only be definitive at the end of a minimum vesting period of two years as from the date of allocation by the Board of Directors, with the minimum period of retention of the shares by the beneficiaries also set at two years as from their definitive allocation. The Board may, in accordance with the law, extend the minimum retention period for corporate officers, either by deciding that the shares granted free of consideration may not be transferred before the termination of their duties, or by setting the quantity of shares that said officers will be required to hold in registered form until the termination of their duties. This authorization is given for a period of 38 months.

8.3 Updating of the bylaws further to decree no. 2006-1566 of December 11, 2006

The Board of Directors is asking for authorization to bring article 19 of the bylaws ("General Shareholders' Meetings") into line with the provisions of decree no. 2006-1566 of December 11, 2006 amending the March 23, 1967 decree on commercial companies, particularly as regards evidence of shareholder identity and ownership. The procedure whereby shares are temporarily blocked prior to such Meetings will be replaced by a "record date" system, whereby ownership of the shares is evidenced by a snapshot of the company's share register taken at the closest possible time to the Meeting (as of 12:00 a.m. Paris time on the third working day preceding the Meeting).

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

- ON THE PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD
- ON THE LIMITATIONS PLACED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER
- AND ON INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

I – PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD

Cap Gemini is a French joint-stock company *(société anonyme)*, whose Board of Directors decided on July 24, 2002, based on a recommendation put forward on the initiative of the then Chairman and Chief Executive Officer, Serge Kampf, to separate the functions of Chairman and Chief Executive Officer further to the authorization granted to the Board by the General Shareholders' Meeting of April 25, 2002 and within the scope of the "New Economic Regulations" law (NRE).

1.1 The Board of Directors

The Board of Directors currently comprises **11** members:

- Two were elected at the General Shareholders' Meeting of May 12, 2005. The directors in question are:
  MM. - Daniel Bernard
  - Thierry de Montbrial.
- Nine were reelected at the General Shareholders' Meeting of May 11, 2006. The directors in question are:
  MM. - Yann Delabrière
  - Jean-René Fourtou
  - Paul Hermelin
  - Michel Jalabert
  - Serge Kampf
  - Phil Laskawy
  - Ruud van Ommeren
  - Terry Ozan
  - Bruno Roger

At the General Shareholders' Meeting of May 11, 2006, shareholders adopted the Board of Directors' proposal to shorten directors' terms of office from six to four years, with immediate effect on ongoing terms of office. The terms of office of the two directors appointed in 2005 will expire at the General Shareholders' Meeting called to approve the 2008 financial statements, and the terms of office of the nine directors appointed last year will expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

The principal role of the Board of Directors is to determine the key strategies of the Company and the Group, and to ensure that these strategies are implemented. Particular emphasis is placed on the management of human resources, especially at managerial level, reflecting Capgemini's business as a service provider. The Board meets at least six times a year. Meetings are convened by the Chairman in accordance with a timetable agreed by the Board at the end of the previous year. However, this timetable may be amended during the year in response to unforeseen circumstances or at the request of more than one director. During 2006, the Board met eight times: twice when it numbered 13 directors (the 11 directors above, as well as Christian Blanc and Ernest-Antoine Seillière, who decided not to seek reelection to the Board); and six times when it numbered 11 directors. This represents a total of 92 theoretical attendances for all directors combined; there were only 12 absences, giving an overall attendance rate of 87%.

Within a reasonable period before these meetings, each Director is sent:

- a detailed agenda which has been approved by the Chairman in consultation with those directors who have submitted items for inclusion on the agenda and the members of Group Management responsible for preparing documentation concerning the items to be discussed;
- and, if the agenda includes items requiring specific analysis or prior consideration, supporting documentation prepared by members of Group Management, supplying detailed, relevant information to the directors in order that they may prepare their deliberations, provided that the sending of such documentation carries no risk that sensitive information, or any information that should remain confidential prior to the Board meeting, is disclosed to anyone but the Board members;
- a summary report comparing the performance of Cap Gemini shares to that of various general and sector indexes and that of its main competitors;
- and a table giving a breakdown of the last known consensus.

For a number of years already, the Company's Board of Directors has applied the main corporate governance rules now recommended as best practice. The Board has:

- prepared, adopted, amended and applied highly detailed internal rules of operation (see section 1.3);
- set up four specialized Board committees – the Audit Committee, the Selection & Compensation Committee, the Ethics & Governance Committee and the Strategy & Investments Committee, each with a clearly defined role (see section 1.4);
- indexed all director compensation (in the form of attendance fees) to attendance at Board and committee meetings (see section 1.5).
- reviewed on three separate occasions the personal situations of each director in light of the definition of independence provided

under French corporate governance guidelines ("a director is **independent** when he/she has no relationship of any sort with the Company, the Group or its Management, that is likely to impair his/her judgment") and the numerous criteria applied in the different countries in which the Group operates. Based on the aforementioned reviews, 7 out of the 11 Board directors (64%) qualify as "independent" under French corporate governance guidelines: Daniel Bernard, Yann Delabrière, Jean-René Fourtou, Michel Jalabert, Phil Laskawy, Thierry de Montbrial and Ruud van Ommeren.

The Board has also implemented a **self-assessment** procedure. This involved commissioning one of the three non-voting directors to prepare and send a detailed questionnaire to each director, about the composition, operation and efficiency of the Board and its committees. The completed questionnaires were then collated and analyzed and a summary presentation was submitted to the Board of Directors for discussion. The questionnaire was divided into the following three main sections:

Overall assessment of the directors themselves: competence, contribution to deliberations, complementarity, assiduity, solidarity, independence, prestige, availability, etc.

Meetings and their effectiveness: number, length and period of notice of meetings, pertinence of the agenda, quality of information, dialogue with management, discussions between directors, decisions made and strategic options chosen, as well as the quality of the minutes taken; and an assessment of the level of influence that the Board has – or should have – on the decisions taken by Management as well as the impact of committee recommendations on Board decisions, etc.

Finally, a certain number of other issues relating, for example, to the conditions for possible changes in the composition of the Board and/or its committees.

A summary of the responses to this questionnaire was discussed at length during one of the Boards' meetings and proposed improvements have been implemented. At its meeting of July 26, 2006, the Board of Directors reviewed the composition of the specialized committees to ensure that the proportion of "independent" directors, whose number varies according to the committee, complies as closely as possible with the guidelines pertaining to good corporate governance.

1.2 Non-voting directors

The Board of Directors is assisted by three non-voting directors:

two of these non-voting directors are former directors who were appointed as non-voting directors on July 24, 2002. The non-voting directors in question are: **Pierre Hessler**, who replaced Phil Laskawy, Mr. Laskawy was appointed a director; and Geoff Unwin, replacing Chris van Breugel, who resigned as a non-voting director.

The terms of office of these two non-voting directors were renewed at the General Shareholders' Meeting of May 11, 2006;

The **third non-voting director, Marcel Roulet**, was appointed as a non-voting director by the General Shareholders' Meeting of May 12, 2005.

At the General Shareholders' Meeting of May 11, 2006, shareholders adopted the Board of Directors' proposal to shorten non-voting directors' terms of office from six to two years, with immediate effect on ongoing terms of office. This has the following impact:

Marcel Roulet's term of office expires at the General Shareholders' Meeting to be held on April 26, 2007;

The terms of office of Pierre Hessler and Geoff Unwin will expire at the General Shareholders' Meeting called in the spring of 2008 to approve the 2007 financial statements.

1.3 Internal rules of operation

As provided for in article 16 of the Company's bylaws, internal rules of operation were drafted, discussed and adopted by the Board of Directors on July 24, 2002. This decision followed the resolution approved at the General Shareholders' Meeting of April 25, 2002, which authorized the separation of the functions of Chairman and Chief Executive Officer. On July 26, 2006, the Board made certain modifications and additions to the internal rules of operation, notably:

the possibility of holding Board of Directors meetings using video conference or telecommunications facilities, as adopted by the General Shareholders' Meeting of May 11, 2006;

the requirement for directors and non-voting directors to inform the French stock market authority *(Autorité des marchés financiers)*, and the Company itself, of any transactions they may have carried out personally involving the Company's shares within five trading days of the execution of such operations;

an update to the rules governing share trading: notwithstanding the legal and regulatory provisions concerning insider trading, directors and non-voting directors must abstain from any direct, indirect or derivative transaction involving the Company's shares for a period of 15 trading days prior to the announcement of the Company's interim and full-year results, and for one trading day following such announcements;

and a number of additional specifications to the general code of ethics.

These amended internal rules of operation:

set out or provide additional details concerning the bases for exercising the various powers entrusted to:

- the Board of Directors,
- the four specialized committees created within the Board,
- the Chairman,
- the Chief Executive Officer.

determine how roles and responsibilities are allocated between these individuals and bodies and stress in particular that the prior approval of the Board of Directors is required for any decision which is of major strategic importance or which is liable to have a material impact on the financial position or commitments of the Company or one of its principal subsidiaries;

list the main obligations of the code of ethics which directors and non-voting directors of Cap Gemini S.A. undertake to comply with throughout their term of office concerning, inter alia, the rules governing securities transactions.

1.4 Board committees

Seven years ago, on May 23, 2000, the Board of Directors approved the recommendation of its Chairman to set up three specialized

committees (an Audit Committee, a Selection & Compensation Committee and a Strategy & Investments Committee). Each committee was tasked with reviewing and preparing Board discussions in its sphere of competence, making proposals to the Board, and providing advice and recommendations to the Board on decisions to be taken.

The initial appointment of directors and non-voting directors to these committees was decided by the Board of Directors at its meeting of September 13, 2000. Each committee elected its own Chairman, and has specific internal rules of operation defining the nature and extent of its roles and responsibilities.

Following the appointment on May 12, 2005 of two new directors (Daniel Bernard and Thierry de Montbrial) and a new non-voting director (Marcel Roulet), on July 27, 2005 the Board of Directors decided, again on the initiative of the Chairman, to appoint a non-voting director and four directors to each of the three committees. The Chairman of the Board of Directors did not wish to be appointed to any of the three committees and allowed each committee Chairman to invite him to attend the various meetings of their committees at their own discretion. At its meeting of July 26, 2006, the Board also decided to create a fourth committee called the Ethics & Governance Committee, whose terms of reference include Group corporate governance – previously the responsibility of the Selection & Compensation Committee. Acting on the proposal of the Selection & Compensation Committee, the Board of Directors decided to appoint Serge Kampf as Chairman of the Ethics & Governance Committee. The Board consequently adopted the new composition of the four committees as presented below.

Lastly, at its meeting of February 14, 2007, the Board of Directors approved the internal rules of operation for each of the four specialized committees formed on July 26, 2006. This consisted of an update to the rules already in place for the existing committees, as well as a new set of internal rules of operation for the Ethics & Governance Committee.

1.4.1 Audit Committee

This committee assesses the appropriateness and the consistency of the accounting policies and methods used in the preparation of the full-year and interim financial statements, and checks the internal reporting and control procedures used to ensure the accuracy of financial information. The committee also assesses the various engagements conducted by the Statutory Auditors and gives an opinion as to whether they should be reappointed.

The composition of this committee is currently as follows:

- Chairman: **Yann Delabrière**
- Other directors: **Michel Jalabert and Phil Laskawy**
- Non-voting director: **Marcel Roulet**

This committee met six times in 2006, with an attendance rate of 89% (25/28). At the beginning of 2006, it reviewed the financial statements of the Group and the parent company for the year ended December 31, 2005 as well as the accounting treatment of significant events that took place during that year. In the middle of the year, the committee reviewed the Group's financial statements at June 30, 2006 as well as the International Financial Reporting Interpretations Committee's conclusions on the application of IFRS to outsourcing contracts (IFRIC 4). The committee also examined the consequences of the application of the new method of recognizing actuarial gains and losses (IAS 19 as amended) relating to pension obligations and the financial implications of the UK pension plan, as well as the provisions booked on certain major Group contracts. It also heard reports from (i) Philippe Christelle, the Internal Audit Director, on working methods and terms of reference, especially as regards the financial aspects of internal reporting, the main improvements made in the period 2003/2004 through 2005/2006, and potential further improvements; (ii) Gilles Taldu, the Production and Quality Director; and (iii) Lucia Sinapi-Thomas, the Corporate Finance and Risk Management Director. At year-end it reviewed the significant pre-closing issues. Finally, the committee examined various proposals to recapitalize certain subsidiaries and gave its opinion concerning the appropriateness and methods of implementing such proposals.

1.4.2 Selection & Compensation Committee

This committee is tasked with monitoring the human resources policy applied by Group companies to executive managerial posts (executive selection, career and succession planning, changes in theoretical and actual compensation policy, the setting of objectives that determine the variable portion of compensation, criteria applied for the granting of stock options, etc.) and making sure that this policy is both consistent – while complying with local particularities – and closely in line with individual and collective performances in the Business Unit to which each manager belongs. It is consulted prior to any decisions concerning the appointment or replacement of Executive Committee members and strategic Business Unit managers. The committee drafts and presents recommendations to the Board concerning the proposals made by the Chief Executive Officer in relation to the fixed and variable compensation of these executive managers, the Chairman's proposals on the compensation and performance assessment of the Chief Executive Officer, and its own proposals on the compensation and performance assessment of the Chairman.

The composition of this committee is currently as follows:

- Chairman: **Ruud van Ommeren**
- Other directors: **Michel Jalabert, Thierry de Montbrial and Terry Ozan**
- Non-voting director: **Pierre Hessler**

This committee met six times in 2006, with an attendance rate of 86% (25/29).

Besides matters relating to the general compensation policy applied by the Group in 2006, the committee reviewed compensation paid in 2005 (setting the variable portion) and 2006 (revising the fixed portion and setting individual objectives, used at year-end to calculate the variable portion) of the Chairman of the Board of Directors, the Chief Executive Officer and the Group's key senior executives, for whom half of the variable portion of executive compensation

is based on the percentage of attainment of quantified objectives set out in the Group budgets (consolidated revenues, operating income, cost of corporate functions, etc.), and the other half on the degree to which a certain number of personal objectives have been achieved.

The committee reviewed, and occasionally modified or completed, and submitted for final approval by the Board of Directors, the list of the beneficiaries of the 2,067,000 stock options granted on October 1, 2006 to 692 Group employees.

The committee's proposal to modify the formula for allocating directors' attendance fees was accepted by the Board of Directors (see section 1.5).

The committee recommended the creation of a fourth specialized committee with responsibility for corporate governance matters, and proposed that it be chaired by Serge Kampf.

It also heard reports from the directors of the Group's strategic Business Units, who presented the key members of their management teams, their three-year business plans, as well as an overview of succession plan options.

Lastly, throughout the year the committee oversaw the review launched last year with the help of Towers Perrin aimed at setting up a Group-wide defined benefit pension scheme – of the like that exists within substantially all companies in the CAC 40 – for senior executives meeting a certain number of an objective criteria and who have made a major and lasting contribution to the Group's development. The committee's conclusions on this review were presented to the Board of Directors, which subsequently decided to authorize Group Management to set up such a plan with effect from January 1, 2007.

1.4.3 Ethics & Governance Committee

This committee is tasked with verifying that in all of its activities and in all subsidiaries under its control, in all internal and external communications – including advertising – and in all other acts undertaken in its name, the Group's seven core values are correctly applied and adhered to, defended and promoted by the Group's corporate officers, senior management and employees. It is also briefed with overseeing the application of good corporate governance rules within Cap Gemini S.A., validating succession plans put forward for (and often by) the Group's senior management – including the Chairman and the Chief Executive Officer, proposing to the Board of Directors any changes it considers relevant to its functioning and composition (co-opting new directors, limiting their number, etc.) as well as any legal or operational changes to the corporate governance rules currently in force within the Group (for example, switching to or from a legal form that separates or combines the functions of Chairman and Chief Executive Officer, etc.).

The composition of this Committee is currently as follows:

- Chairman: **Serge Kampf**
- Other directors: **Daniel Bernard, Paul Hermelin, Phil Laskawy and Bruno Roger**
- Non-voting director: none

The decision to set this committee up was only taken in the second half of 2006, and it is scheduled to hold formal meetings on two or three occasions during 2007.

1.4.4 Strategy & Investments Committee

This committee reviews and arbitrates between the various strategic options that the Group may adopt to ensure its continued growth, profitability and independence, calibrates the investment required to implement each of these possible strategies, oversees the subsequent implementation by management of the strategy decided by the Board of Directors, assesses potential or strategically necessary alliances or acquitions, and more generally, deliberates on any issue considered relevant to the Group's future and to guaranteeing operating and financial stability. The composition of this committee is currently as follows:

- Chairman: **Jean-René Fourtou**
- Other directors: **Daniel Bernard, Paul Hermelin, Thierry de Montbrial and Bruno Roger**
- Non-voting director: **Geoff Unwin**

This committee met four times in 2006, with an attendance rate of 78% (18/23).

In 2006, it devoted the bulk of its time to monitoring the global strategic plan approved in the previous year, aimed chiefly at enabling the Group to improve profitability and growth within each of its four disciplines: Consulting Services, Technology Services, Local Professional Services and Outsourcing Services. It reviewed the conclusions of an analysis of three major business and performance indicators (the Group's current situation, market developments and breakthrough technologies), and played an active part in the preparation of the transformation program baptized "I cubed" and based on three main avenues for development: innovation (choosing profitable segments and strengthening the Group's leadership position); industrialization (lowering costs and increasing productivity, notably on long-term contracts), and intimacy, promoting close client relationships – one of the Group's key differentiation factors. The committee put forward a number of useful suggestions for presenting the themes to be debated at the 21st *Rencontres* held in Montreal, which brought together approximately 500 Group executives from September 27 through September 30, 2006.

1.5 Compensation of directors

By way of compensation – albeit only partial – for their responsibilities, and for time spent preparing for and participating in Board and committee meetings, the Company was authorized by the General Shareholders' Meeting of May 11, 2006 to pay attendance fees to directors within an overall ceiling of €700,000 per year. Further to the Selection & Compensation Committee's proposal, the Board of Directors decided on July 26, 2006 to implement a new formula for allocating directors' attendance fees, based on the following principles:

- the elimination of the fixed portion that was attributed based on position: director, non-voting director or committee member (except for the chairmen of the specialized committees and the Chairman of the Board of Directors, who each receive a fixed fee of €20,000 per annum in view of their special responsibilities and the heavy workload required to discharge their duties);
- payment of a uniform amount of €3,000 per attendance at official meetings of the Board or one of the four specialized committees. This fixed fee may be readjusted in the event that an exceptional number of meetings leads aggregate attendance fees to exceed the annual ceiling of €700,000 set by the General Shareholders' Meeting of May 11, 2006;
- the payment of directors' attendance fees twice yearly on June 30 and December 31, as opposed to once per annum as was previously the case.

In accordance with these principles, the total amount of attendance fees paid to directors and non-voting directors in respect of 2006 amounted to €609,000 (€272,000 for the first half of the year, and €337,000 for the second half), i.e., 87% of the maximum authorized ceiling.

II – LIMITATIONS PLACED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

On the recommendation of Serge Kampf, then Chairman and Chief Executive Officer of the Company, the Board of Directors decided at its meeting of July 24, 2002 that the functions of Chairman and those of Chief Executive Officer should be separated from then on. Paul Hermelin was appointed as Chief Executive Officer. As mentioned above, the Board's internal rules of operation, adopted on the same day, detailed the functions and characteristics of the Board, its Chairman and Chief Executive Officer, established the modus operandi for the specialized committees, and organized the allocation of responsibilities between these different bodies.

As regards the role and powers of the Chief Executive Officer, the internal rules of operation stipulate that he must seek and obtain prior approval from the Board of Directors – or from its Chairman acting under delegated powers – for any decision which is of major strategic importance or which is liable to have a material effect on the financial position or commitments of the Company or on one of its principal subsidiaries.
This applies in particular to:

- the approval and updating of the three-year plan based on the strategy approved by the Board;
- the contracting of strategic alliances;
- significant changes to the structure of the Group or its range of business activities;
- significant internal restructuring operations;
- financial transactions with a material impact on the financial statements of the Company or the Group (in particular the issuance of shares or share equivalents);
- acquisitions or disposals of assets individually worth more than €50 million;
- increases or reductions in the capital of a major subsidiary;
- specific authorizations concerning the granting of pledges, security and guarantees.

III – INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

In 2006, the Group pressed ahead with the implementation of its transformation program for the internal finance function (known internally as the "Green Project"), and internal control procedures were adapted and modified accordingly. Key actions include:

- Updating the Group's accounting principles and methods contained in the "TransFORM" manual, as well as the main obligations with regard to internal control. In 2006, this update mainly concerned the management of currency risk for projects drawing on production resources located in countries exposed to significant inflation risk, and the rules relating to the recognition of transition and transformation costs on outsourcing contracts. In order to ensure the uniform interpretation of Group accounting rules, comprehensive training sessions are held regularly and backed up by a question-and-answer style intranet forum to assist participating employees in developing their understanding of specific issues.
- As regards organization, 2006 was marked by the transfer of part of the Dutch subsidiary's accounting services to a shared service center located in Poland, as well as the transfer to India of the UK accounting services. Lastly, as regards the new legal and regulatory financial reporting obligations, the program aimed at shortening closing deadlines launched at the end of 2005 was successfully implemented for the 2006 accounts closing, and work is well underway to meet an ambitious closing target for the first semester of 2007.
- In terms of IT systems, during 2006 a new single integrated management system was deployed in the Group's Belgian, Dutch, US and Polish subsidiaries, as well as in the French subsidiary, Sogeti. This system comprises key functional components – including a procurement management application – and was enhanced in 2006 by the progressive rollout of an electronic invoicing component designed to streamline internal billing processes.

These changes aim to further improve the various internal control procedures set up over the past ten years within the Capgemini Group, and their objectives are set out below.

3.1 Objectives of internal control procedures

The Group's internal control procedures are applicable to all of its businesses, and comprise a set of rules, guidelines and working practices designed to create a general internal control environment that is tailored to the Group's specificities.

The internal control procedures are designed to ensure:

- compliance with relevant laws and regulations;
- the correct application of instructions and guidelines set out by Group Management;
- the smooth functioning of the Group's internal control processes;
- the reliability of the Group's financial information; and
- respect for the Group's core values.

Irrespective of their quality and the success of their application,

internal control procedures cannot provide an absolute guarantee against risk, any more than they can guarantee that the Group's performance objectives are met.

Internal control procedures mainly concern two levels of the Group's organization:

Group Management has prepared, drafted, approved and distributed a set of rules and procedures known as the Blue Book. A copy of the Blue Book is issued to each employee of Cap Gemini S.A. and its subsidiaries, and compliance is mandatory irrespective of function, position or Business Unit. It outlines the overall security framework within which the Group's activities must be conducted, and describes the tools and methods to be deployed in order to exercise the necessary degree of control and reduce the risks identified in each of the Group's main functions.

Individual Business Units supplement the Blue Book with specific instructions designed to bring Group internal control procedures into line with the relevant laws, regulations and customary practices in their country of operation, and to provide more effective control over specific local risks.

The Group's multidisciplinary Internal Audit function, composed of 18 auditors, reports directly to both the Group's Chairman and its Chief Executive Officer. It is tasked with reviewing the internal control procedures set up within the Business Units, to ensure that they comply with the principles and rules laid down by the Group, and with monitoring their application. It independently assesses the effectiveness of these internal control procedures given that, irrespective of how well they are drafted and how rigorously they are applied, they can only provide reasonable assurance – and not an absolute guarantee – against all risks. Each Business Unit is audited in line with a bi-annual program that both the Chairman and the Chief Executive Officer have the power to modify in the event of a contingency or delay or major divergence from budgetary commitments. In 2006, the Internal Audit team fulfilled 38 engagements – i.e., 1,500 days of field audits – throughout the Group's various Business Units.

The Internal Audit Director reports annually on the team's activities to the Audit Committee as regards the preparation and processing of the Group's accounting and financial information. However, the Internal Audit Director may at any moment draw up a special report for the Chairman or the Chief Executive Officer on any matter that he considers should be brought to their attention.

3.2 General organization of internal control procedures

The Group's internal control procedures are based on a close-knit executive management structure, clear lines of organization at operational level and clearly defined processes and methods.

3.2.1 Close-knit executive management structure

A close-knit executive management structure has been set up to model, explain, foster adherence to, apply and control implementation of the decisions and strategy defined by the Board of Directors. This structure is built around three main bodies:

The Executive Committee composed of 9 members: the Chief Executive Officer, the Deputy Chief Executive Officer in charge of finance, IT and procurement, the General Secretary, the Communications Director, the Strategy Director, and four directors from the Group's main Business Units (Western Europe, Continental Europe and Asia-Pacific, Outsourcing Services and Local Professional Services). The members of this committee are tasked with assisting the Chief Executive Officer in the day-to-day management of the Group. It meets formally every other Monday, and by conference call in the intervening week. The Executive Committee implements the broad strategies decided by the Board of Directors, approves budgetary targets and oversees their implementation (annual and rolling three-year budgets), and if necessary, takes immediate corrective action to remedy any failures to deliver those objectives. In addition, it monitors the adequacy of the Group's organization in light of changes in the business environment.

The Group Management Board composed of the nine members of the Executive Committee plus a variable number of other senior managers – currently six: the directors of the other main Business Units (North America and Financial Services), the Production Director, the Sales Director, the Director in charge of the global coordination of the Consulting Services businesses, and the Director in charge of the coordination of Capgemini-Kanbay operations in India. The Group Management Board usually meets on a monthly basis to discuss the agenda prepared and decided by the Chief Executive Officer. Its main brief is to contribute to the deliberations of the Executive Committee on any matter of general interest that is submitted to it, and to assist in the implementation of decisions taken. The Group Management Board also acts as the Steering Committee for the Group's Transformation Program launched in September 2006 and baptized "I cubed" – and whose project manager also attends all of the meetings.

The Group Finance Department, currently headed up by the Deputy Chief Executive Officer, which is mainly tasked with:

- preparing budgets and monitoring performance;
- business control;
- operational reporting;
- consolidation;
- accounting processes and standards;
- treasury management;
- taxation;
- mergers and acquisitions; and
- financial communications.

The Group Finance Department also handles procurement, internal information systems and risk management during the upstream phase of commercial propositions.

These three management bodies are complemented by a number of central functions that report directly to the Chief Executive Officer, and are organized into five central departments:

The General Secretariat, which has particular responsibility for:

- Legal affairs, whose brief is divided between two directors: one dealing with problems encountered in international operations and all legal matters related to the Group's operating activities; and the other concerned with the functioning of the Group's governing bodies (the Board, specialized committees, Shareholders' Meetings) and any changes made to the Group's legal structure.
- The Human Resources Department, which is tasked with coor-

dinating policies in this sphere throughout the Group and monitoring the performance of managers with high potential.
- Capgemini University, which provides Group and staff managers with the additional training they require (in new technologies, assuming commercial functions, enhancing ability to handle large-scale projects, personal leadership development, etc.) and also forms a natural and convivial "meeting point".

- The Strategy Department which is also in charge of the Group's Transformation Program, and whose main role is to provide input and documentation for the deliberations on strategic issues by Group Management and by the Board's Strategy Committee.
- The Communications Department, which is responsible for defining the guiding principles of the Group's communications strategy and ensuring they are applied by the operating subsidiaries.
- The Sales and Alliances Department, which is in charge of coordinating the Groups' sales policy, monitoring the management of major accounts and facilitating contacts with the Group's partners.
- The Production and Quality Department, which is tasked with designing and disseminating proprietary production methodologies for internal use, providing certification for certain categories of staff (project leaders, architects, etc.), overseeing the smooth functioning and development of the Group's delocalized production centers and performing audits of risk-sensitive projects, conducted by specialized teams known as "flying squads" (93 audits of this type were carried out in 2006).

These bodies are supplemented by two ad hoc committees composed of the Chief Executive Officer, the Chief Financial Officer and the General Secretary. Their task is to review – within the scope of the restrictions placed on the powers of the Chief Executive Officer:

- with the Director of Risk Management and the Director of International Legal Affairs: major business proposals to be prepared or discussed, offers of strategic alliances and master contracts with clients or suppliers that meet a certain number of specific criteria (Group Review Board).
- with the Strategy Director and the M&A Director: plans for acquisitions or divestments up for discussion, selection or negotiation (M&A Committee).

3.2.2 Clear lines of organization at operational level

The Group's operations are based on a decentralized model, consisting of five Strategic Business Units (SBUs), with substantial autonomy in their management. Two of these units are each responsible for the worldwide management of one of the Group's four disciplines: one for Outsourcing Services and the other for Local Professional Services (*). The Group's other two disciplines (Consulting Services and Technology Services) are organized into three major geographic zones: North America, Western Europe (the UK, France, Spain and Portugal) and Continental Europe (the Nordic countries, Benelux, Germany, Switzerland, Austria, Italy and the other central and eastern European countries) within which Asia-Pacific has been provisionally classified.

Within each of these SBUs, the basic operating entity is the Business Unit (BU). These units are deliberately kept small enough to allow their managers to form strong relationships with their staff, and each one operates in a manner similar to a small business, complete with management and performance measurement tools that allow the manager to remain in close contact with staff and clients and to participate fully in the Group's results and development. BU managers are fully responsible for meeting quantifiable targets relating to financial performance (growth, profitability, etc.), business development, the quality of management and the level of satisfaction among their clients.

(*) A sixth SBU is in the process of being set up, and will have worldwide responsibility for Financial Services.

3.2.3 Clearly defined processes and methods

The proper functioning of the Group's executive management structure and its Business Units is rooted in compliance with processes and methods that ensure efficient and traceable decision-making.

3.2.3.1 Formal process for delegating powers and authorizing decisions

The decision-making process applied within the Group is based on rules for the delegation of powers. These rules are regularly updated, comply with the principle of subsidiarity and define three levels of decision-making depending on the issues involved, corresponding to the three levels of Capgemini's organization:

- the BU, for everything within its area of responsibility;
- the SBU, for everything that concerns the BUs under its authority;
- finally, the Group (Group Management, Executive Committee, etc.), for everything outside the scope of responsibility of a single SBU, for decisions which, by their nature, must be taken at Group level (acquisitions, disposals, etc.) or for other major operations whose impacts exceed well-defined materiality thresholds.

This process has been formalized in an "authorization matrix" which requires both prior consultation and the provision of sufficient information to the parties involved. Recommendations submitted to the final decision-maker must include the views of all interested parties as well as a balanced assessment of the advantages and drawbacks of each of the possible solutions.

3.2.3.2 A framework of general policies and procedures

The Blue Book sets out the main principles and basic guidelines underpinning the Group's internal control procedures, and covers

specific issues relating to the following areas:

- the internal organizational structure;
- human resources management;
- finance function organization and procedures;
- procurement organization and controls;
- the Group's information and communication systems;
- business knowledge management and protection sharing;
- production of services in a multinational context;
- project management (sales, technical and financial aspects).

3.2.3.3 A project risk control process

The Group has developed a formal process designed to identify and control risks associated with the delivery of information systems projects ordered by clients, from pre-sale to acceptance and payment by the client of the last invoice for the project. This process differentiates between:

- pre-sale controls;
- technical controls during the project execution phase; and
- business control.

a) Pre-sale controls

Projects are becoming ever more complex, both in terms of size and technical specifications, especially in outsourcing (long-term commitments, sometimes involving transfers of assets, staff and the related obligations). As a result, identifying and measuring the risks involved is essential at all stages of the selling process, not only for new contracts but also for extensions or renewals of existing contracts. This risk analysis is based in particular on:

- a reporting tool consolidating all commercial opportunities at Group level. Data concerning commercial opportunities are entered as and when identified, and are kept up to date throughout the sale process;
- the validation, at the various organizational levels of the Group's operational structure and at the different stages of the selling process (from qualification of an opportunity as investment-worthy from a Group perspective to the contract signing, via the submission of service proposals, often in several stages), of the main characteristics of the opportunity, in particular as regards technical, financial and contractual matters. As described in section 3.1, the decision to commit the Group to commercial opportunities meeting a number of pre-defined criteria including size and level of complexity, is the sole prerogative of the Group Review Board.

b) Production and quality control

The Group has approved policies for monitoring contract performance that are applied throughout the life of the project to ensure that it runs smoothly. Key features include:

- clear definition of the roles and responsibilities of each person regarding execution and supervision throughout the entire production process, in particular as regards the choice of project leader, client relationship management, billing, estimation of costs to completion, joint oversight arrangements with the client, etc.;
- use of proprietary production methodologies in all of the Business Units;
- global access to the expertise available through Capgemini's Applications Development Centers;
- the monthly Group-wide identification of all risk-sensitive projects in the execution phase, and the implementation of action plans aimed at containing such risks;
- commissioning of "quality audits" carried out independently of the teams in charge of a given project to identify the risks arising during the project execution phase, where performance appears to diverge from forecasts or from the commitments undertaken;
- measurement of client satisfaction via OTACE (On Time Above Client Expectations) surveys.

c) Business control

Depending on its size, each Business Unit has one or more business controllers, whose tasks include:

- financial oversight for each project, and primarily monitoring the correlation of project production costs with the initially approved budget. Progress reports and management indicators are built into the monitoring process, which relies mainly on the periodic analysis of the estimated costs to completion and their accounting impact;
- ongoing control over compliance with contractual commitments – particularly billing and payment milestones.

3.3 Procedures for the preparation and processing of financial and accounting information

These procedures are used to ensure the application of and compliance with Group accounting rules relating to the preparation of budgets and forecasts, financial reporting, consolidation, control and financial communications.

3.3.1 Financial and accounting structure

The operational control aspects of the Group's financial functions are decentralized, with a structure that parallels that of its Business Units. However, in order to safeguard the impartiality required in determining accounting results, the financial controllers of the Strategic Business Units (SBUs) report to the Deputy Chief Executive Officer in charge of finance. They are responsible for ensuring that high-quality financial and accounting information for the SBU is reported to the parent company in good time.

Each Business Unit has one dedicated financial controller, who in turn reports to the corresponding SBU's financial controller who is responsible for ensuring that the results of the BU's activities are accurately reported in the accounts in accordance and compliance with Group accounting rules and methods. To this effect, he also checks profit estimates for ongoing projects and assesses their accounting impact, makes sure that services are billed and paid for, as well as testifies to the quality of the information contained in the financial reports and accounting packages used as the basis for preparing the consolidated financial statements.

All financial controllers apply the Group's accounting procedures and policies contained in the TransFORM manual, which sets out:

- the key basic rules of internal control;
- what information must be reported, when, and how often;
- management rules and procedures;
- applicable accounting rules;
- performance indicators.

3.3.2 Financial processes

In order to exercise effective control over their operations, the

Group requires Business Units to submit weekly, monthly, quarterly, half-yearly and annual reports of all budget, forecast, operational and accounting information required for the general management of the Group:

- **Budget and forecasting process:** the budget is the fundamental management control tool and is drawn up by both the Company and its managers based upon past performance, the Group's chosen strategic priorities and expected market trends. It sets quantified targets for the SBUs and their component BUs. The process for preparing this budget is a key point in the relationship between the different levels of the Group's management and makes it possible to create a substantial link between the variable portion of the compensation paid to BU managers and the attainment of the budget targets that have been set for that BU and the corresponding SBU. Finally, a forecast income statement (for a rolling 7-month period, i.e., for the current month and following six months, and for the entire year) is prepared monthly. Variances from the budget are analyzed, so that any corrective action plans that may be needed can be drawn up as quickly as possible.
- **Operational reporting and accounting consolidation process:** reporting of information is organized per Business Unit forming an SBU and by business line. It therefore allows revenues and costs to be split either by type or function, and performance indicators to be measured against budget, the latest forecasts and the same figures for the prior year. Balance sheet items are analyzed on a quarterly basis. Reconciliations are performed systematically to ensure that financial information derived from the operational reporting system is perfectly consistent with the consolidated financial information provided by the legal entities in the Group.

  At each yearly or half-yearly closing, the scope of consolidation is redefined at Group level by the Finance Department and validated by the Legal Affairs Department. Written instructions are issued providing the schedule for period-end tasks (in particular, the reconciliation of intragroup transaction balances), highlighting current accounting issues requiring specific attention, and describing the control procedures applied to prepare the consolidated financial statements.

  The financial consolidation process is based on accounting packages, which must be signed off by the person responsible for preparing them. Income statements, balance sheets and other key management indicators required for subsequent analysis are stored in a single database maintained at Group level. Access to this information system is strictly controlled. A monthly management report is prepared for each SBU jointly by the manager and financial controller. This report is designed to give an explanation of performance figures, forecasts for the following six months and actions taken in the event of material variances with budget, and is sent to Group Management.
- **Financial information controls:** the interim and annual financial statements are subject to specific controls regarding financial information and its presentation. These include:
  - a systematic review carried out with the assistance of the Legal Affairs Department of all material operations and transactions occurring during the period;
  - a procedure to identify, collate and report off-balance sheet commitments and any other information liable to have significant repercussions on the financial position of the Group or one of its subsidiaries at the period-end;
  - a review of the tax position of each of the Group's legal entities;
  - a review of the value of intangible assets;
  - a detailed analysis of the statement of cash flows.

The controls described above carried out by the Group Finance Department are supplemented by the work of two independent bodies tasked with carrying out checks on the internal control environment and verifying the quality of the financial statements: the Internal Audit function and the Statutory Auditors.

- Internal Audit: based on its program covering the Group's Business Units drawn up in agreement with the Chairman and its Chief Executive Officer (as it reports to both directly), the Internal Audit function is responsible for carrying out controls to ensure that procedures relating to the safeguarding of assets, the valuation of work in-progress, the actual amount of trade accounts receivable, and the proper recognition of liabilities, are applied in each Business Unit in accordance with the rules and methods established by the Group. In particular, the Internal Audit function is required to pay special attention to revenue recognition methods and to controlling the percentage-of-completion of projects, so as to ensure that projects are accounted for on the basis of rigorous, up-to-date technical assessments. The Internal Audit brief also includes a review of the procedures and controls in place within the BU concerned to ensure the security and validity of transactions and accounting entries.
- The Statutory Auditors, whose main role consists in performing an ongoing review of internal control procedures with an impact on the preparation and quality of the financial statements.

- **Communication of financial information:** this is subject to rigorous internal control, with a particular focus on three key media used to report financial information:
  - the Annual Report (and the attached Registration Document);
  - financial press releases;
  - documents prepared for meetings with analysts and investors.

For the past 32 years, the Annual Report has been the cornerstone in the Group's financial communications strategy (the first edition contained the 1975 financial statements). The preparation of the report, its content, illustrations, production and distribution are therefore subject to particular attention on the part of Group

Management and, above all, the Chairman. All the sections of the Group's Annual Report are written internally by staff and managers of the Group: in their own specific area of competence, they are each responsible for designing and setting out a chapter of the Annual Report within the general framework proposed by the Communications Department. Inserted into the Annual Report, the Registration Document combines all the information that must be provided pursuant to legal and regulatory requirements and is drawn up under the responsibility of the Finance Department.

Financial press releases are only published further to the formal approval of the Board of Directors or the Chairman, and they must therefore be submitted sufficiently in advance to allow such approval. Financial press releases are published outside the trading hours of the Paris stock exchange, except in exceptional circumstances.

The documents prepared for meetings with analysts and investors are subject to specific preparation, and their content is presented to the Board of Directors or the Chairman prior to the meetings. This preparatory work is then used as a framework for comments and explanations provided by the Chief Executive Officer and/or the Chief Financial Officer during the meetings

3.3.3 Rules governing share trading

The Group instructs all employees to refrain from carrying out any transactions involving the Company's shares during certain periods of the year. Employees are reminded of these prohibitions in writing before the start of each such period.

STATUTORY AUDITORS' REPORT, PREPARED IN ACCORDANCE WITH ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE, ON THE REPORT PREPARED BY THE PRESIDENT OF THE BOARD OF CAP GEMINI S.A., ON THE INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF FINANCIAL AND ACCOUNTING INFORMATION

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as statutory auditors of Cap Gemini S.A., and in accordance with article L.225 235 of the French Commercial Code *(Code de commerce)*, we report to you on the report prepared by the President of your company in accordance with article L.225-37 of the French Commercial code *(Code de commerce)* for the year ended December 31, 2006.

It is for the President to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the board's report, prepared in accordance with article L.225-37 of the French Commercial Code *(Code de commerce)*.

The Statutory Auditors

Neuilly-sur-Seine, February 15, 2007

PricewaterhouseCoopers Audit

Bernard RASCLE

Paris La Défense, February 15, 2007

KPMG Audit
Division of KPMG S.A.

Frédéric QUÉLIN
Partner

GROUP CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as statutory auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of CAP GEMINI S.A. for the year ended December 31, 2006. The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2006 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II - Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code *(Code de commerce)* relating to the justification of our assessments, we bring to your attention the following matters:

Note 2 to the consolidated financial statements describes the change in accounting methods that took place during the year following the application of the amendment to IAS 19 - "Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures", concerning the recognition in consolidated equity of actuarial gains and losses relating to defined benefit plans. In accordance with IAS 8, comparative information for 2005 and 2004 presented in the consolidated financial statements was restated to retrospectively take account of the application of this revised standard. Therefore, the comparative information differs from the consolidated financial statements published in 2005.

As part of our assessments of the accounting principles adopted by the Group, we verified that the financial statements for 2005 and 2004 were correctly restated, and the information provided in this respect in Note 2 to the consolidated financial statements.

Note 1.F to the consolidated financial statements sets out the methods used to account for revenues and costs related to long-term contracts.

As part of our assessment of the accounting rules and principles adopted by the Group, we verified that the above-mentioned accounting methods and the related information provided in the note above were appropriate, and ensured they were properly applied. We also obtained assurance that the estimates used were reasonable.

Deferred tax assets amounting to €888 million are recorded in the consolidated balance sheet. Note 13 to the consolidated financial statements describes the methods used to calculate these assets.

As part of our assessments, we verified the overall consistency of the information and assumptions used to calculate these assets.

Net intangible assets carried in the consolidated balance sheet include €1,849 million in unamortized goodwill. The accounting principles used and the methods applied to determine the value in use of these assets are described in notes 1.I and 11 to the consolidated financial statements.

As part of our assessments, we verified whether the approach applied was correct and that the assumptions used and resulting valuations were consistent overall.

The assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III - Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

The Statutory Auditors

Neuilly-sur-Seine, February 15, 2007

PricewaterhouseCoopers Audit

Bernard RASCLE

Paris La Défense, February 15, 2007

KPMG Audit

Division of KPMG S.A.

Frédéric QUÉLIN

Partner

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Notes	2004 (1)		2005		2006	
in millions of euros		**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Revenues	4	**6,235**	**100**	**6,954**	**100**	**7,700**	**100**
Cost of services rendered	5	4,712	75.6	5,377	77.3	5,920	76.9
Selling expenses	5	611	9.8	524	7.6	508	6.6
General and administrative expenses	5	936	15.0	828	11.9	825	10.7
Operating margin		**(24)**	**(0.4)**	**225**	**3.2**	**447**	**5.8**
Other operating income and expense, net	6	(257)	(4.1)	(11)	(0.1)	(113)	(1.5)
Operating profit/(loss)		**(281)**	**(4.5)**	**214**	**3.1**	**334**	**4.3**
Finance costs, net	7	(28)	(0.5)	(24)	(0.4)	(10)	(0.1)
Other financial income and expense, net	8	1	-	(14)	(0.2)	(18)	(0.2)
Finance expense, net		**(27)**	**(0.5)**	**(38)**	**(0.6)**	**(28)**	**(0.3)**
Income tax expense	9	(226)	(3.6)	(35)	(0.5)	(13)	(0.2)
Profit/(loss) for the year		**(534)**	**(8.6)**	**141**	**2.0**	**293**	**3.8**
Attributable to:							
Equity holders of the parent		(534)	(8.6)	141	2.0	293	3.8
Minority interests		-	-	-	-	-	-

	Note	2004 (1)	2005	2006
Weighted average number of ordinary shares		**131,292,801**	**131,391,243**	**132,782,723**
Basic earnings/(loss) per share (in euros)	10	(4.07)	1.07	2.21
Weighted average number of ordinary shares (diluted)		**132,789,755**	**138,472,266**	**147,241,326**
Diluted earnings/(loss) per share (in euros)	10	(4.02)	1.06	2.07

(1) Restated in accordance with IFRS.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2004, 2005 AND 2006

in millions of euros	*Notes*	December 31, 2004 (1)	December 31, 2005	**December 31, 2006**
ASSETS				
Goodwill	11	1,774	1,809	1,849
Intangible assets	11	189	142	122
Property, plant and equipment	12	449	399	375
Total fixed assets (3)		**2,412**	**2,350**	**2,346**
Deferred taxes (2)	13	778	828	888
Other non-current assets (2) (3)	14	185	164	295
TOTAL NON-CURRENT ASSETS		**3,375**	**3,342**	**3,529**
Accounts and notes receivable (3)	15	1,773	1,798	2,063
Other receivables and income taxes (3)	16	219	250	214
Assets held for sale		17	-	-
Short-term investments	17-18	1,001	1,805	2,460
Cash	17	251	416	442
TOTAL CURRENT ASSETS		**3,261**	**4,269**	**5,179**
TOTAL ASSETS		**6,636**	**7,611**	**8,708**

in millions of euros	*Notes*	December 31, 2004 (1)	December 31, 2005	**December 31, 2006**
EQUITY AND LIABILITIES				
Share capital		1,051	1,053	1,153
Additional paid-in capital		2,226	2,229	2,659
Retained earnings and other reserves (2)		13	(673)	(408)
Profit/(loss) for the year		(534)	141	293
Capital and reserves attributable to equity holders of the parent		**2,756**	**2,750**	**3,697**
Minority interests		-	-	-
TOTAL EQUITY		**2,756**	**2,750**	**3,697**
Long-term financial debt	17-18	768	1,145	1,160
Deferred taxes	13	95	121	118
Provisions for pensions and other post-employment benefits (2)	19	458	696	591
Non-current provisions	20	19	14	74
Other non-current liabilities	21	145	138	122
TOTAL NON-CURRENT LIABILITIES		**1,485**	**2,114**	**2,065**
Short-term financial debt and bank overdrafts	17-18	200	171	107
Accounts and notes payable (3)	22	1,544	1,881	2,019
Advances received from customers (3)	15	538	609	683
Current provisions	20	20	20	24
Other payables and income taxes	23	93	66	113
TOTAL CURRENT LIABILITIES		**2,395**	**2,747**	**2,946**
TOTAL EQUITY AND LIABILITIES		**6,636**	**7,611**	**8,708**

(1) Restated in accordance with IFRS.

(2) The balance sheets at December 31, 2004 and 2005 have been restated in line with the amendment to IAS 19 (see Note 2 – "Change in accounting method").

(3) Certain reclassifications have been made in relation to the amounts originally reported in the 2005 annual report in order to provide more accurate information (see Note 1 – "Accounting policies").

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

in millions of euros	*Notes*	2004 (1)	2005	2006
Profit/(loss) for the year		**(534)**	**141**	**293**
Impairment of goodwill	6	19	6	3
Depreciation, amortization and write-downs of fixed assets	11-12	213	200	167
Additions to provisions and other non cash items, net (excluding current assets)		24	28	97
Gains and losses on disposals of assets		(14)	(166)	6
Expense relating to stock options and share grants	6	4	12	17
Finance costs, net	7	28	24	10
Income tax expense	9	226	35	13
Unrealized gains and losses on remeasurement at fair value	18	-	-	5
Cash flows from operations before finance costs, net and income tax (A)		**(34)**	**280**	**611**
Income tax paid (B)		4	(36)	(31)
Change in accounts and notes receivable and advances received from customers (2)		134	17	(181)
Changes in accounts and notes payable (2)		132	188	59
Change in tax and other receivables/payables		82	93	120
Change in operating working capital (C)		**348**	**298**	**(2)**
NET CASH FROM OPERATING ACTIVITIES (D=A+B+C)		**318**	**542**	**578**
Acquisitions of property, plant and equipment and intangible assets	11-12	(125)	(106)	(101)
Proceeds from disposals of property, plant and equipment and intangible assets		24	14	27
		(101)	**(92)**	**(74)**
Acquisitions of consolidated companies		(55)	(3)	(33)
Proceeds from disposals of businesses and consolidated companies	6	18	194	-
Net proceeds/payments from disposals/acquisitions of non-consolidated companies		70	5	(136)
Payments related to derivative instruments		-	(16)	-
Net proceeds/payments relating to other investing activities		(10)	(2)	19
		23	**178**	**(150)**
Effect of changes in Group structure		(5)	(6)	6
NET CASH FROM/(USED IN) INVESTING ACTIVITIES (E)		**(83)**	**80**	**(218)**
Increase in share capital		-	5	517
Dividends paid		-	-	(66)
Net proceeds/payments relating to treasury stock transactions (3)		-	(2)	2
Increase in financial debt	17	43	474	45
Repayments of financial debt	17	(199)	(183)	(108)
Finance costs, net	7	(28)	(24)	(10)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES (F)		**(184)**	**270**	**380**
NET CHANGE IN CASH AND CASH EQUIVALENTS (G=D+E+F)		**51**	**892**	**740**
Effect of exchange rate movements on cash and cash equivalents (H)		(9)	12	(17)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (I)	**17**	**1,190**	**1,232**	**2,136**
CASH AND CASH EQUIVALENTS AT END OF YEAR (G+H+I)	**17**	**1,232**	**2,136**	**2,859**

(1) Restated in accordance with IFRS.
(2) In 2004 and 2005, advances received from customers have been reclassified within "change in accounts and notes receivables".
(3) In 2004 and 2005, net proceeds/payments relating to treasury stock transactions have been reclassified under net cash from/(used in) financing activities.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

in millions of euros	Number of shares	Share capital	Additional paid-in capital	Treasury stock (2)	Consolidated retained earnings and other reserves	Translation adjustments	Total equity (3)
AT JANUARY 1, 2004 (1)	**131,165,349**	**1,049**	**2,220**	**(5)**	**43**	-	**3,307**
Increase in share capital upon exercise of options (4)	6,700	-	-	-	-	-	-
Net increase in share capital for the acquisition of Transiciel	211,129	2	5	-	-	-	7
Transiciel earn-out payment (6)	-	-	-	-	9	-	9
Disposal of 209,477 treasury shares returned to the Company in 2003	-	-	1	5	-	-	6
Valuation of stock options (4)	-	-	-	-	4	-	4
Income and expense recognized directly in equity	-	-	-	-	(33)	(10)	(43)
Loss for the year	-	-	-	-	(534)	-	(534)
AT DECEMBER 31, 2004 (1)	**131,383,178**	**1,051**	**2,226**	-	**(511)**	**(10)**	**2,756**
Increase in share capital upon exercise of options (4)	198,800	2	3	-	-	-	5
Transiciel earn-out payment (6)	-	-	-	-	2	-	2
Elimination of 85,000 treasury shares purchased under the share buyback program (8)	-	-	-	(2)	-	-	(2)
Consolidation and elimination of 576,438 shares attributed or attributable to employees of the Capgemini Group (4)	-	-	-	(16)	19	-	3
Valuation of stock options (4)	-	-	-	-	11	-	11
Income and expense recognized directly in equity	-	-	-	-	(192)	26	(166)
Profit for the year	-	-	-	-	141	-	141
AT DECEMBER 31, 2005	**131,581,978**	**1,053**	**2,229**	**(18)**	**(530)**	**16**	**2,750**
Increase in share capital upon exercise of options (4)	790,393	7	12	-	-	-	19
Dividends paid out for 2005 (5)	-	-	-	-	(66)	-	(66)
Issue of 312,127 treasury shares in connection with the Transiciel earn-out mechanism (6)	312,127	2	9	-	-	-	11
Reversal of provision for the Transiciel earn-out mechanism (6)	-	-	-	-	(11)	-	(11)
Issue of 11,397,310 new shares in connection with the increase in share capital of December 6, 2006 (7)	11,397,310	91	407	-	-	-	498
Disposal of 84,779 treasury shares returned to the Company	-	-	2	-	1	-	3
Elimination of 4,720 shares in connection with the share buyback program (8)	-	-	-	(1)	2	-	1
Remeasurement and elimination of shares attributed or attributable to employees of the Capgemini Group (4)	-	-	-	6	(3)	-	3
Valuation of stock options (4)	-	-	-	-	15	-	15
Income and expense recognized directly in equity	-	-	-	-	198	(17)	181
Profit for the year	-	-	-	-	293	-	293
AT DECEMBER 31, 2006	**144,081,808**	**1,153**	**2,659**	**(13)**	**(101)**	**(1)**	**3,697**

(1) Restated in accordance with IFRS.
(2) See Note 1.K. – "Treasury stock".
(3) There were no minority interests at December 31, 2006 (see Note 3.B. – "Changes in Group structure: 2006").
(4) The method for measuring and recognizing stock options and share grants is described in Note 10.A. – "Stock option plans and share grants".
(5) Dividends paid to shareholders for 2005 totaled €66 million (€0.50 per share).
(6) The second tranche of the alternative public exchange offer for Transiciel shares launched by Cap Gemini S.A. on October 20, 2003, contained an earn-out mechanism. At December 31, 2005, this additional purchase consideration was estimated at €11 million.
In accordance with section 1.4.13.6 of the prospectus approved on October 29, 2003 by the *Commission des Opérations de Bourse* under reference number 03-935, the third-party mediator authorized, on June 27, 2006, a maximum number of 315,332 Cap Gemini shares to be allocated on exercise of 8,137,600 equity warrants. At the close of the exercise period for these equity warrants (June 30, 2006 to July 31, 2006), 8,055,558 warrants had been exercised, giving rise to the issue of 312,127 new shares during the second half of 2006 totaling €11 million.
The provisions set aside in 2004 and 2005 in connection with the earn-out mechanism have been reversed (€9 million and €2 million, respectively).
(7) In connection with the increase in share capital of December 6, 2006, the Company issued 11,397,310 new Cap Gemini shares (after exercise of the greenshoe option relating to 1,036,119 shares) with no preferential subscription rights or priority timing for existing shareholders, at a price of €44.50 per share. Gross proceeds from this share issue including the issue premium amounted to €507 million. Issue costs totaled €9 million.
(8) See Note 10.B. – "Share buyback program".

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

in millions of euros	2004 (1)	2005	2006
Profit/(loss) for the year	**(534)**	**141**	**293**
Purchase of a call option on Cap Gemini shares to neutralize the dilutive impacts of the "OCEANE 2003" convertible/exchangeable bonds issued on June 24, 2003 (2)	-	(16)	-
Equity component of the June 16, 2005 bond issue ("OCEANE 2005") (3)	-	40	-
Actuarial gains and losses related to provisions for pensions and other post-employment benefits (4)	(36)	(220)	150
Deferred taxes recognized in equity (5)	3	5	43
Translation adjustements	(10)	26	(17)
Other	-	(1)	5
Income and expense recognized directly in equity	**(43)**	**(166)**	**181**
TOTAL RECOGNIZED INCOME AND EXPENSE	**(577)**	**(25)**	**474**

(1) Restated in accordance with IFRS.
(2) Simultaneously to the "OCEANE 2005" bond issue, the Group decided to neutralize in full the potential dilutive impact of the "OCEANE 2003" convertible/exchangeable bonds issued on June 24, 2003 for a nominal amount of €460 million and due on January 1, 2010 via the purchase of a call option for €16 million (before tax) on approximately 9 million Cap Gemini shares, representing the total number of shares underlying the "OCEANE 2003" convertible/exchangeable bond issue.
(3) On June 16, 2005, the Group issued bonds convertible/exchangeable into new or existing Cap Gemini shares ("OCEANE 2005") for a nominal amount of €437 million. These bonds mature on January 1, 2012 (see Note 17 – "Net cash and cash equivalents").
(4) See Note 2 – "Change in accounting method" for 2004 and 2005 and Note 19 – "Provisions for pensions and other post-employment benefits" for 2006. Actuarial gains and losses related to provisions for pensions and other post-employment benefits in the table above are based on the average exchange rate for each corresponding accounting period.
(5) In 2004, 2005 and 2006, deferred taxes mainly relate to the actuarial gains and losses for the period recognized in equity. In 2005, this item also includes deferred tax liabilities relating to the equity component of the bonds issued on June 16, 2005 for an amount of €14 million (see (3) above) and deferred tax assets of €6 million relating to the call option on Cap Gemini shares (see (2) above). Deferred tax assets for 2006 include particularly the recognition in the United Kingdom of tax assets in an amount of €52 million. This amount concerns items recognized directly in equity between 2004 and 2006 and related to provisions for pensions and other post-employment benefits.

NOTES TO THE GROUP CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

Pursuant to European Commission Regulation No. 1606/2002 of July 19, 2002, the 2006 consolidated financial statements have been prepared in accordance with the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as well as the related interpretations endorsed by the European Union at December 31, 2006 and published in the Official Journal of the European Union.

The Group also takes account of the positions adopted by Syntec Informatique – an organization representing major consulting and computer services companies in France – regarding the application of IFRSs.

The Group has elected to apply from January 1, 2004, IAS 32 – "Financial Instruments: Disclosure and Presentation", IAS 39 – "Financial Instruments: Recognition and Measurement", and the amendment to IAS 39 entitled "Cash Flow Hedge Accounting of Forecast Intragroup Transactions".

The Group has not opted for early application of certain standards and interpretations issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Union at December 31, 2006. This essentially concerns:

- IFRS 7 – "Financial Instruments: Disclosures".
- Amendment to IAS 1 – "Presentation of Financial Statements: Capital Disclosures".

The Group has not opted for early application of standards and interpretations issued by the IASB or IFRIC but not yet endorsed by the European Union at December 31, 2006. This essentially concerns IFRIC 10 – "Interim Financial Reporting and Impairment", whose early adoption would not have had any impact on the 2006 consolidated financial statements.

Certain reclassifications have been made in relation to the amounts originally reported in the 2005 annual report in order to provide more accurate information:

- "Financial assets" were reclassified to "Other non-current assets".
- "Receivables from social security bodies" were reclassified within "Other receivables and income taxes".

The 2006 consolidated financial statements and related notes were approved by the Board of Directors on February 14, 2007.

The principal accounting policies applied in the preparation of the consolidated financial statements are described hereafter:

A) Consolidation methods

The accounts of companies directly or indirectly controlled by Cap Gemini S.A. are fully consolidated. Cap Gemini S.A. is deemed to exercise control over an entity when it has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

Investments in companies which Cap Gemini S.A. directly or indirectly controls jointly with a limited number of other shareholders are accounted for by the method of proportional consolidation. This method consists of consolidating the income and expenses, assets and liabilities of jointly-controlled companies, on a line-by-line basis, based on the Group's percentage interest in their capital.

Investments in associated companies over whose management Cap Gemini S.A. exercises significant influence, without however exercising full or joint control, are accounted for by the equity method. This method consists of replacing the cost of the shares with an amount corresponding to the Group's equity in the underlying net assets and of recording in the income statement the Group's equity in net income.

Details of the scope of consolidation are provided in Note 29 – "List of consolidated companies by country".

All consolidated companies prepared their accounts at December 31, 2006 in accordance with the accounting policies and methods applied by the Group.

Intragroup transactions are eliminated on consolidation, as well as intercompany profits.

The Group does not control any special purpose entities that have not been consolidated.

B) Use of estimates

The preparation of financial statements involves the use of estimates and assumptions which may have an impact on the reported values of assets and liabilities at the balance sheet date or on certain items of income and expense for the year. Estimates are based on economic data and assumptions which are likely to vary over time and are subject to a degree of uncertainty. They mainly concern revenue recognition on contracts, the recognition of deferred tax assets, asset impairment tests, and current and non-current provisions.

C) Foreign currency translation

The consolidated financial statements presented in this report have been prepared in euros.

The balance sheets of foreign subsidiaries are translated into euros at year-end rates of exchange with the exception of equity accounts, which are carried at their historical values. Income statements of foreign subsidiaries are translated into euros at the average rates of exchange for the year. However, for certain material transactions, it may be relevant to use a specific rate of exchange. Differences arising from the translation at different rates are recognized directly in equity under "Translation adjustments" and have no impact on profit.

Exchange differences arising on monetary items which form an integral part of the net investment in foreign subsidiaries are recognized in equity under "Translation adjustments", for their net-of-tax amount.

Exchange differences on receivables and payables denominated in a foreign currency are recorded as operating income or expense or financial income or expense, depending on the type of transaction concerned.

The exchange rates used to translate the financial statements of the Group's main subsidiaries into euros are as follows:

	Average exchange rates			Rates at December 31		
	2004	2005	2006	2004	2005	2006
US dollar	0.80512	0.80461	0.79710	0.73416	0.84767	0.75930
Pound sterling	1.47413	1.46235	1.46681	1.41834	1.45921	1.48920
Canadian dollar	0.61874	0.66459	0.70258	0.60916	0.72860	0.65441
Swedish krona	0.10960	0.10779	0.10808	0.11086	0.10651	0.11061
Australian dollar	0.59241	0.61292	0.60016	0.57277	0.62077	0.59913
Norwegian krona	0.11950	0.12485	0.12434	0.12141	0.12523	0.12139
Indian rupee	0.01777	0.01823	0.01760	0.01684	0.01867	0.01716
Polish zloty	0.22119	0.24873	0.25682	0.24483	0.25907	0.26103

D) Statement of income

Income and expenses are analyzed in the consolidated statement of income by function, reflecting the specific nature of the Group's business, as follows: cost of services rendered (corresponding to the costs incurred for the execution of client projects), selling expenses, and general and administrative expenses. These elements do not include the charge resulting from the deferral of the fair value of shares and stock options granted to employees.

These three captions together represent ordinary operating expenses which are deducted from revenues to obtain operating margin, one of the main Group business performance indicator.

Operating profit is obtained by deducting other operating income and expense, net, from operating margin. Other operating income and expense, net, include the charge resulting from the deferral of the fair value of shares and stock options granted to employees, and non-recurring revenues or expenses such as provisions for impairment of goodwill, capital gains or losses on disposals of consolidated companies or businesses, and restructuring costs incurred under a detailed formal plan approved by the Board of Directors, the main features of which have been announced.

Profit for the year is subsequently obtained by taking into account the following items:

- Finance costs, net, which include interest on borrowings calculated based on the effective interest rate, less income from cash and cash equivalents.
- Other financial income and expense, net, which primarily corresponds to the impact of measuring financial instruments at fair value, disposal gains and losses and impairment of investments in non-consolidated companies, net interest costs on defined benefit plans, exchange gains and losses on financial items, and other financial income and expense on miscellaneous financial assets and liabilities calculated using the effective interest method.
- Current and deferred income tax expense.

E) Earnings per share

Earnings per share are measured as follows:

- Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period, excluding treasury stock. The weighted average number of ordinary shares outstanding is adjusted by the number of ordinary shares bought back or issued during the period and is calculated by reference to the date of redemption or issue of shares during the year.
- Diluted earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent as used to calculate basic earnings per share by the weighted average number of ordinary shares outstanding, excluding treasury stock, both items being adjusted, where appropriate, for the effects of all potentially dilutive ordinary shares corresponding to (i) stock options (see Note 10.A. – "Stock option plans and share grants") and (ii) bonds convertible/exchangeable into existing or new Cap Gemini shares.

F) Revenue recognition and recognition of the cost of services rendered

The method for recognizing revenues and costs depends on the nature of the services rendered:

A. TIME AND MATERIALS CONTRACTS:

Revenues and costs relating to time and materials contracts are recognized as services are rendered.

B. LONG-TERM FIXED PRICE CONTRACTS:

Revenues from long-term fixed price contracts, including systems development and integration contracts, are recognized under the "percentage-of-completion" method. Costs related to long-term fixed price contracts are recognized as they are incurred.

C. OUTSOURCING CONTRACTS:

Revenues from outsourcing agreements are recognized over the life of the contract as the services are rendered. When the services are

made up of various different components which are not separately identifiable, the related revenues are recognized on a straight-line basis over the life of the contract.

The related costs are recognized as they are incurred. However, a portion of costs incurred in the initial phase of outsourcing contracts (transition and/or transformation costs) may be deferred when they relate directly to the specific contract, relate to future activity on the contract and/or will generate future economic benefits, and are recoverable. These costs are allocated to work-in-progress and any repayment is recorded as a deduction of the costs incurred.

When the projected cost of the contract exceeds contract revenues, an expense is recognized for the amount of the difference.

Revenues receivable from these contracts are recognized in assets under "Accounts and notes receivable" when invoiced to customers, and under "Accrued income" when they are not yet invoiced.

G) Goodwill and intangible assets

A. GOODWILL

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, which is generally the date on which control is acquired. Goodwill is not amortized.

The cost of a business combination is allocated by recognizing the identifiable assets acquired and liabilities and contingent liabilities assumed at their fair values at the acquisition date, except for non-current assets classified as held for sale, which are recognized at fair value less costs to sell.

If the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is greater than the cost of the business combination, the excess is recognized immediately in the statement of income for the year of the acquisition, once the value of the identifiable assets, liabilities and contingent liabilities of the acquiree as well as the valuation of the cost of the business combination have been verified.

B. INTANGIBLE ASSETS

Computer software and user rights acquired on an unrestricted ownership basis, as well as software developed for internal use which has a positive, lasting and quantifiable effect on future results, are capitalized and amortized over three to five years.
The capitalized costs of software developed for internal use represent costs that directly relate to its production, i.e., the salary costs of staff that developed the software concerned, as well as a directly attributable portion of production overheads.

H) Property, plant and equipment

The carrying amount of property, plant and equipment corresponds to the historical cost of these items, less accumulated depreciation and impairment. No items of property, plant and equipment have been revalued. Buildings owned by the Group are measured based on the components approach.

The cost of property, plant and equipment does not include any borrowing costs.

Subsequent expenditure (replacement and compliance costs of property, plant and equipment) are capitalized and depreciated over the remaining useful life of the asset concerned. Ongoing maintenance costs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned. It is calculated based on the acquisition cost, less the residual value.

Property, plant and equipment are depreciated over the following estimated useful lives:

Buildings	20 to 40 years
Fixtures and fittings	10 years
Computer equipment	3 to 5 years
Office furniture and equipment	5 to 10 years
Vehicles	5 years
Other equipment	5 years

Residual values and estimated useful lives are reviewed at each balance sheet date.

The sale of property, plant and equipment gives rise to disposal gains and losses corresponding to the difference between the selling price and carrying amount of the asset concerned.

I) Impairment of goodwill, intangible and tangible assets

Intangible and tangible assets are tested for impairment when there is an indication at the balance sheet date that their recoverable amount may be less than their carrying amount. Goodwill is tested for impairment at least once a year.

The impairment test consists of assessing the recoverable amount of each asset or group of assets (cash generating unit – CGU). The assessment is notably performed using the discounted cash flows method and the recoverable amount of each CGU is calculated based on various parameters used in the budget procedure and three-year strategic plan extrapolated over a period of five years, including growth and profitability rates considered reasonable. Standard discount rates (based on the weighted average cost of capital) and standard long-

term growth rates for the period beyond five years are applied to all valuations of CGUs. These rates are determined based on analyses of the business segments in which the Group operates. When the recoverable amount of a CGU is less than its carrying amount, the impairment loss is deducted from goodwill to the extent possible and charged to operating profit under "Other operating income and expense, net".

J) Leases

Contracts and agreements entered into by the Group are analyzed to determine if they are, or contain, leases.

Leases that do not transfer to the Group substantially all of the risks and rewards incidental to ownership are classified as operating leases, and give rise to lease payments recorded in expense over the lease term.
However, when the Group assumes substantially all of the risks and rewards incidental to ownership, the lease is classified as a finance lease and is recognized as an asset at the lower of the fair value of the leased asset and the present value of future minimum lease payments, with the related obligation recorded in liabilities within financial debt. The asset is depreciated over the period during which it is expected to be used by the Group and the obligation is amortized over the lease term. Deferred tax is recognized accordingly.

K) Treasury stock

Cap Gemini S.A. shares held by the Company or by any consolidated companies are shown as a deduction from equity, at cost. The proceeds from sales of treasury stock are taken directly to equity, net of the tax effect, so that the gain or loss on the sale has no impact on profit for the period.

L) Deferred taxes

Deferred taxes are recorded to take into account temporary differences between the carrying amounts of certain assets and liabilities and their tax basis.

Deferred tax is recognized in profit or loss for the period when the related transaction or other event is recognized in profit or loss, except to the extent that the tax arises from a transaction or event which is charged or credited directly to equity, in which case the related deferred tax is also recognized directly in equity (see the consolidated statement of recognized income and expense).

Deferred taxes are accounted for using the balance sheet liability method and are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Adjustments to deferred taxes for changes in tax rates (or tax laws) previously recognized in the statement of income or in equity are recognized in the statement of income or in equity, respectively, for the period in which these changes become effective.

Deferred tax assets are recognized when it is probable that taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date. This amount is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of that deferred tax asset to be utilized. Any such reduction is reversed when it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are offset if, and only if, the subsidiaries have a legally enforceable right to set off current tax assets against current tax liabilities, and when the deferred taxes relate to income taxes levied by the same taxation authority at the same time.

M) Financial instruments

Financial instruments consist of:

- financial assets, which primarily include other non-current assets, accounts and notes receivable, other receivables, cash at bank and short-term investments;
- financial liabilities, which include long-term financial debt, other non-current liabilities, short-term financial debt and bank overdrafts, accounts and notes payable and other payables.

Financial instruments (assets and liabilities) are first booked in the balance sheet at their initial fair value.

The subsequent measurement of financial assets and liabilities is based either on their fair value or amortized cost depending on their classification in the balance sheet. Financial assets measured at amortized cost are subject to tests to assess their recoverable amount as soon as there are indicators of a loss in value, and at least at each balance sheet date. The loss in value is recognized in the statement of income.

The fair value of an asset is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in a arm's length transaction.

Amortized cost corresponds to the initial carrying amount (net of transaction costs), plus interest calculated using the effective interest rate, and less cash outflows (interest payments and repayment of principal). Accrued interest (income and expense) is not recorded on the basis of the financial instrument's nominal interest rate, but on its effective interest rate (actuarial rate including costs, commissions and any redemption premium).

Financial instruments (assets and liabilities) are derecognized when the related risks and rewards of ownership have been transferred, and when the Group no longer exercises control over the instruments.

a) Recognition and measurement of financial assets

Other non-current assets

Other non-current assets chiefly comprise:

i. Shares in non-consolidated companies:
   The Group holds shares in certain companies over whose management it does not exercise significant influence or control. These shares mainly represent long-term investments supporting strategic alliances with the companies concerned. The investments in non-consolidated companies are analyzed as available-for-sale financial assets and are thus recognized at fair value. For listed shares, fair value corresponds to the share price. If the fair value cannot be determined reliably, the shares are recognized at cost. Shares in non-consolidated companies are recorded as follows:
   - Any change in the fair value of shares in non-consolidated companies after initial recognition is recorded through equity.

- In the event of an objective indication of a decrease in fair value (in particular, a significant or prolonged decline in the asset's value), an impairment loss is recognized in profit or loss.
- When the impact of a change in fair value has previously been recognized in equity and there is objective evidence that the asset is impaired, or in the event of the disposal of the shares, the impairment loss or impact of derecognition of the shares is dealt with through financial income and expense, and offset where appropriate by a full or partial write-back of the amount recorded in equity.

ii. *Aides à la construction* (building aid program) loans in France, security deposits and guarantees, and other long-term loans;
iii. Receivables due from the French Treasury resulting from an election to carry back tax losses;
iv. Receivables which are expected to be settled beyond the normal operating cycle of the business to which they relate; and
v. Non-current derivative instruments.

These other non-current assets are carried at amortized cost, with the exception of:
- shares in non-consolidated companies, which are recognized at fair value (see above);
- non-current derivative instruments, which are recognized at their fair value (see below).

Accounts and notes receivable
Accounts and notes receivable correspond to the fair value of the expected consideration to be received. Where payment is deferred beyond the usual periods applied by the Group and whose effect is material on the fair value revaluation, the future payments concerned are discounted.

Short-term investments
Short-term investments are recognized in the balance sheet at their fair value at the year end. For listed securities, fair value corresponds to market price at the balance sheet date. Gains and losses from changes in fair value are recognized in the statement of income under "Income from cash and cash equivalents". Short-term investments mainly consist of mutual fund units and negotiable debt securities that can be rapidly converted into known amounts of cash that are not exposed to any material risk of impairment in value in the event of a change in interest rates.

Derivative instruments
Derivative instruments are initially recognized at fair value. Except as described below concerning hedging instruments, changes in the fair value of derivative instruments, estimated based on market rates or data provided by the bank counterparties, are recognized in the statement of income at the balance sheet date.

Derivative instruments that qualify for hedge accounting are classified as fair value hedges or cash flow hedges in accordance with the criteria set out in IAS 39 – "Financial Instruments: Recognition and Measurement".

The accounting treatment applied to these instruments is as follows:
- For fair value hedges of financial instruments recognized in the balance sheet, the change in fair value recognized in profit is offset by a symmetrical change in the fair value of the hedged instrument, to the extent that the hedge is effective.
- For cash flow hedges of future transactions, (i) the effective portion of the change in fair value of the derivative instrument is recorded directly in equity and taken to income when the hedged item itself affects profit, and (ii) the ineffective portion is recognized directly in income.

The effectiveness of a hedge is demonstrated by means of prospective and retrospective tests performed at each balance sheet date. These tests are designed to validate whether the hedge qualifies for hedge accounting, by demonstrating that the hedging relationship is effective. The 80% to 125% range set in IAS 39 for retrospective tests is also used for the prospective tests.

b) Recognition and measurement of financial liabilities
Long-term financial debt
Long-term financial debt mainly consists of loans granted by banks, bonds and obligations under finance leases.
Loans granted by banks and bonds are initially recognized at fair value and are subsequently measured at amortized cost at each period-end up to maturity.

Fair value determined for the purpose of initial recognition corresponds to the present value of future cash outflows discounted at the market interest rate, minus transaction costs and any issue premiums.
Regarding convertible bonds, the difference between the nominal amount of the bonds and the fair value of the liability component as calculated above is recorded under equity.

In each subsequent period, the interest expense recorded in the statement of income corresponds to the theoretical interest charge calculated by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is calculated when the loan is taken out and corresponds to the rate that exactly discounts estimated future cash payments through the expected life of the loan to the initial fair value of the liability component of the loan.

The difference between interest expense thus calculated and the nominal amount of interest is recorded in profit or loss, with the corresponding adjustment posted to liabilities.

Other financial liabilities
With the exception of derivative instruments, other financial liabilities are measured at amortized cost, calculated in accordance with the principles set out above.
Derivative instruments are measured at fair value in accordance with the principles set out above in a) Recognition and measurement of financial assets.

N) Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short- and long-term financial debt.
Cash and cash equivalents correspond to short-term investments and cash, less bank overdrafts and derivative instruments when the underlying elements to which these relate are included in net cash and cash equivalents.

O) Pensions and other post-employment benefits

Defined contribution plans
Defined contribution plans are funded by contributions paid by employees and Group companies to the organizations responsible for managing the plans. The Group's obligations are limited to the payment of such contributions which are recorded in the statement of income as incurred.

Defined benefit plans
Defined benefit plans consist of either:

Unfunded plans, where benefits are paid directly by the Group. The related obligation is covered by a provision corresponding to the discounted present value of future benefit payments. Estimates are based on regularly reviewed internal and external parameters;

Funded plans, where the benefit obligation is covered by external funds. Group contributions to these external funds are made in accordance with the specific regulations in force in each country.

Obligations under these plans are generally determined by independent actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each of these units is valued separately in order to obtain the amount of the Group's final commitment.

The resulting obligation is discounted by reference to market yields on high quality corporate bonds, of a currency and term consistent with the currency and term of the post-employment benefit obligation. For funded plans, only the deficit is covered by a provision.

Current and past service costs – corresponding to an increase in the obligation – are respectively recorded in operating expense as incurred, over the residual vesting period of the rights concerned.

The impact during the year of discounting pension benefit obligations, as well as any changes in the expected return on plan assets, is recorded under "Other financial income and expense, net".

Actuarial gains and losses correspond to the effect of changes in actuarial assumptions and experience adjustments (i.e., differences between projected actuarial assumptions and actual data) on the amount of the defined benefit obligation or the value of plan assets. The Group has decided to recognize in equity the full amount of actuarial gains and losses relating to defined benefit plans in the period in which they arise, in line with the amendment to IAS 19 – "Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures", effective January 1, 2006 (see Note 2 – "Change in accounting method").

P) Stock options granted to employees

Stock options may be granted to a certain number of Group employees entitling them to purchase Cap Gemini shares issued for this purpose over a period of five or six years, at an exercise price set when the options are granted.

Stock options are measured at fair value, corresponding to the value of the benefit granted to the employee on the grant date. The amount is recognized in "Other operating income and expense, net" in the statement of income on a straight-line basis over the option vesting period, with a corresponding adjustment to equity.

The fair value of stock options is calculated using the Black and Scholes option pricing model which incorporates assumptions concerning the option exercise price and the vesting period, the share price at the date of grant, implicit share price volatility, and the risk-free interest rate. The expense recognized also takes into account staff attrition rates for eligible employee categories.
In accordance with IFRS 1 – "First-time Adoption of International Financial Reporting Standards", only stock options granted after November 7, 2002 with a vesting date after January 1, 2005, are measured and recognized as "Other operating income and expense, net". Recognition and measurement of stock options granted prior to November 7, 2002 is not required.

Q) Provisions

A provision is recognized in the balance sheet if, and only if, (i) the Group has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the impact of the time value of money is material.

R) Consolidated statement of cash flows

The consolidated statement of cash flows analyzes cash flows from operating, investing and financing activities.

S) Segment Information

The Group's operations are managed on the basis of geographic areas, business segments and its clients' business lines. Only the geographic entities constitute profit centers for which detailed performance measurements exist. The primary reporting corresponds to the geographic areas housing the Group's operations. The secondary reporting corresponds to the Group's business segments.
Costs relating to operations and incurred at Group level on behalf of geographic areas and business lines are attributed to the segments concerned either directly or on the basis of reasonable assumptions. Items that have not been allocated correspond to headquarters' expenses.
Inter-segment transfer prices are determined based on competitive market prices.

T) Exchange gains and losses on intragroup transactions

The results and financial position of a foreign subsidiary are included in the Group's consolidated financial statements using normal consolidation procedures, such as the elimination of intragroup balances and intragroup transactions. However, an intragroup short- or long-term monetary asset (or liability) cannot be eliminated against the corresponding intragroup liability (or asset) without showing the results of currency fluctuations in the consolidated financial statements. This is because the monetary item represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations. Accordingly, in the consolidated financial statements, such an exchange difference continues to be recognized in profit or loss or is classified in equity if the underlying forms an integral part of the net investment in the foreign operation.

U) Non-current assets held for sale and discontinued operations

Non-current assets that meet the criteria to be classified as held for sale, and liabilities relating to discontinued operations are presented separately on the face of the balance sheet if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets and liabilities are measured at the lower of the carrying amount and fair value less costs to sell.

NOTE 2 – CHANGE IN ACCOUNTING METHOD

The Group has decided to recognize in equity the full amount of actuarial gains and losses relating to defined benefit plans in the period in which they arise, in line with the amendment to IAS 19 – "Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures", effective January 1, 2006. It will no longer use the corridor method, which consists of recognizing the portion of net cumulative unrecognized actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the defined benefit obligation and (ii) 10% of the fair value of the plan assets at the balance sheet date, over the average remaining service lives of plan participants.

This change in accounting method was applied retrospectively in accordance with the transitional provisions of the amended IAS 19, as follows:

- In the statement of income, this change in accounting method did not have any impact on the results reported for 2005 and previous years as actuarial gains and losses fell within the thresholds stipulated by the corridor method.
- In the balance sheet, this change of method resulted in all cumulative actuarial gains and losses – previously unrecognized due to the application of the corridor method being recorded under provisions for pensions and other post-employment benefits – and the corresponding deferred tax impacts, with the corresponding entry posted in shareholders' equity.

Retrospective impacts of this change in method in the balance sheet are set out below:

in millions of euros	December 31, 2004 (1)	December 31, 2005 (1)
Cumulative impact on provisions for pensions and other post-employment benefits	35	259
Cumulative impact on deferred tax assets	3	17
Cumulative impact on equity	(32)	(242)

(1) Amounts calculated using the exchange rate applicable at the balance sheet date of the corresponding accounting period.

Accordingly, at December 31, 2004 and 2005, actuarial gains and losses recognized retrospectively correspond to net actuarial losses of €35 million and €259 million, respectively. At December 31, 2005, €244 million related to funded defined benefit plans, and €15 million related to unfunded defined benefit plans (see Note 19 – "Provisions for pensions and other post-employment benefits").

At December 31, 2006, the application of the new method led to recognition in equity of a net actuarial gain amounting to €150 million (excluding deferred taxes), and a corresponding decrease in provisions for pensions and other post-employment benefits (see Note 19 – "Provisions for pensions and other post-employment benefits" and the consolidated statement of recognized income and expense).

NOTE 3 – CHANGES IN GROUP STRUCTURE

A) 2004 and 2005

The main changes in Group structure in 2004 and 2005 were as follows:

In the United States, the Group formed Capgemini Energy LP as part of a ten-year service contract, effective July 1, 2004, with the American power company TXU Energy Company LLC. At December 31, 2004, Capgemini Energy LP, was 97.1%-owned by the Group and was fully consolidated.

In January 2005, the Group sold its 25.22% stake in IS Energy for €21 million, further to the exercise by E.ON of the call option it held on IS Energy's shares.

On June 16, 2005, the Group sold its US healthcare business to the Accenture group for €143 million.

On August 12, 2005, the Group entered into an alliance with the Japanese group NTT Data Corporation and sold its 95% stake in Capgemini Japan K.K. for €30 million.

B) 2006

The main changes in Group structure in 2006 were as follows:

On September 30, 2006, the Group acquired 100% of the capital of German group FuE (FuE-Future Engineering GmbH, FuE-Future Engineering & Consulting GmbH and Computer Konzept EDV Beratung und Betreuung GmbH). The FuE group is Germany's leading aerospace consulting and engineering firm, based mainly in Hamburg, Bremen, Baden-Baden and Toulouse. The Group has a headcount of approximately 250.

The provisional allocation of the acquisition price led to the recognition of €3 million in amortizable intangible assets and €29 million in goodwill. At the acquisition date, the FuE group's net assets stood at €8 million, including cash and cash equivalents amounting to €5 million. Its contribution to consolidated revenues and profit for 2006 is €6 million and €1 million, respectively.

On October 11, 2006, the Group purchased 51% of the capital of Unilever Shared Service Limited (also known as Indigo), a subsidiary of Hindustan Lever Limited (Unilever group). Indigo is an administrative, financial and control service center for Unilever in India, and owns centers in Bangalore and Chennai, employing nearly 600 service professionals. Indigo is fully consolidated at December 31, 2006.

The purchase agreement includes a call/put option for Capgemini/Hindustan Lever Limited on the remaining 49% of Indigo, exercisable from October 1, 2008 for a period of six months. If exercised, the Group would own 100% of Indigo. At December 31, 2006, the Group recognized a financial debt for an amount equal to the present value of the option at that date. The difference between the present value of the option and the carrying amount of the related minority interests is recorded in goodwill.

The provisional allocation of the acquisition price led to the recognition of €2 million in amortizable intangible assets and €20 million in goodwill. At the acquisition date, Indigo's net assets stood at €1 million, including financial debt of €1 million. Indigo's contribution to consolidated revenues for 2006 is €3 million. Its contribution to consolidated profit for the year is not material.

NOTE 4 – REVENUES

Revenues break down as follows by geographic areas:

	2004		2005		2006	
in millions of euros	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
North America	1,351	22	1,353	20	1,341	17
United Kingdom and Ireland	1,288	20	1,738	25	2,126	28
Nordic countries	391	6	415	6	441	6
Benelux	857	14	956	14	1,046	14
Germany and Central Europe	477	8	443	6	514	7
France	1,479	24	1,666	24	1,816	23
Southern Europe	299	5	310	4	339	4
Asia-Pacific	93	1	73	1	77	1
TOTAL	**6,235**	**100**	**6,954**	**100**	**7,700**	**100**

The year-on-year increase in revenues in 2006 is 10.7% on a current Group structure and exchange rate basis and 12.1% on a like-for-like basis (based on constant exchange rates and Group structure).

NOTE 5 – OPERATING EXPENSES BY NATURE

The analysis of operating expenses by nature is as follows:

	2004		2005		2006	
in millions of euros	Amount	% revenues	Amount	% revenues	Amount	% revenues
Personnel costs	4,001	64.2	4,175	60.0	4,336	56.3
Travel expenses	309	5.0	309	4.5	340	4.4
	4,310	**69.2**	**4,484**	**64.5**	**4,676**	**60.7**
Purchases and sub-contracting expenses	1,437	23.0	1,808	26.0	2,068	26.9
Rent and local taxes	282	4.5	240	3.5	268	3.5
Depreciation, amortization and provisions	230	3.7	197	2.8	241	3.1
TOTAL	**6,259**	**100.4**	**6,729**	**96.8**	**7,253**	**94.2**

Foreign currency gains and losses included within operating items in 2006 are not material.

Personnel costs break down as follows:

in millions of euros	2004	2005	2006
Wages and salaries	3,171	3,283	3,429
Payroll taxes	747	803	818
Pension costs related to defined benefit plans and other post-employment benefit expenses (1)	83	89	89
TOTAL	**4,001**	**4,175**	**4,336**

(1) See Note 19 – "Provisions for pensions and other post-employment benefits".

NOTE 6 – OTHER OPERATING INCOME AND EXPENSE, NET

in millions of euros	2004	2005	2006
Restructuring costs	(240)	(164)	(94)
Expenses relating to stock options and share grants (1)	(4)	(12)	(17)
Impairment of goodwill	(19)	(6)	(3)
Capital gains on the sale of consolidated companies or businesses	6	166	-
Other operating income and expense	-	5	1
TOTAL	**(257)**	**(11)**	**(113)**

(1) These expenses are calculated as explained in Note 10.A. – "Stock option plans and share grants".

In 2004 and 2005, restructuring costs are chiefly related to workforce reduction measures and the streamlining of the Group's real estate assets (respectively €153 million and €87 million in 2004; and €83 million and €66 million in 2005). In 2005, restructuring costs also include €15 million euros related to the accelerated amortization of software in North America.

In 2005, other operating income and expense, net, also includes capital gains on the sales of consolidated companies (arising from the sale of the Group's interests in IS Energy in Germany and the subsidiary Capgemini Japan K.K.) and businesses relating to the disposal of the healthcare business in North America.

In 2006, other operating income and expense, net, essentially concerns restructuring costs incurred within the scope of the "MAP" program for streamlining the Group's outsourcing activities, breaking down as follows:

- €67 million in costs directly related to workforce reduction measures, mainly concerning France (€24 million), the United Kingdom (€15 million), Benelux (€8 million), the United States (€6 million) and Germany and Central Europe (€6 million).
- €16 million relating to measures taken to streamline the Group's real estate assets, principally in the United Kingdom.
- €11 million in industrialization and migration costs relating to the implementation of the Rightshore strategy.

NOTE 7 – FINANCE COSTS, NET

Finance costs, net, can be analyzed as follows:

in millions of euros	2004	2005	2006
Gross finance costs	(46)	(57)	(67)
Income from cash and cash equivalents	18	33	57
FINANCE COSTS, NET	**(28)**	**(24)**	**(10)**

Gross finance costs

Gross finance costs can be broken down as follows:

in millions of euros	2004	2005	2006
Interest on convertible bonds	(20)	(30)	(43)
Other interest expenses	(26)	(27)	(24)
TOTAL	**(46)**	**(57)**	**(67)**

Interest on convertible bonds relates to interest expense on the "OCEANE 2003" and "OCEANE 2005" bonds convertible/exchangeable into new or existing Cap Gemini shares, issued on June 24, 2003 and June 16, 2005, respectively. In 2006, this includes €24 million in notional interest.

The change in this item over the periods presented is a result of the "OCEANE 2005" convertible/exchangeable bond issue, representing an expense (coupon and notional interest) of €10 million in 2005 and €19 million in 2006.

Other interest expenses in 2006 mainly correspond to:

- €10 million in notional interest related to finance leases (mainly concerning the United Kingdom and France);
- €5 million in notional interest related to the recognition of financial debt following the recognition in the balance sheet of carry-back tax credits sold in 2003 and 2004. The financial expense is offset by notional income related to the carry back tax credits and recorded in operating income;
- €5 million in notional interest related to the recognition in financial debt of the present value of the put option granted to the TXU group in connection with the 10-year outsourcing contract signed on May 17, 2004.

Income from cash and cash equivalents

Income from cash and cash equivalents mainly consists of income on investments. The increase in income from cash and cash equivalents chiefly reflects increased cash available, due in particular to the reinvestment of funds generated by the June 16, 2005 convertible/exchangeable bond issue ("OCEANE 2005") and the increase in interest rates, particularly in Europe.

NOTE 8 – OTHER FINANCIAL INCOME AND EXPENSE, NET

Other financial income and expense, net consists of:

in millions of euros	2004	2005	2006
Remeasurement of financial instruments at fair value	3	2	5
Capital gains on the sale of investments in non-consolidated companies	18	3	-
Exchange gains and other	6	4	8
TOTAL OTHER FINANCIAL INCOME	**27**	**9**	**13**
Remeasurement of financial instruments at fair value	(3)	(2)	(9)
Impairment of investments in non-consolidated companies	-	(3)	-
Net interest cost on defined benefit plans (1)	(9)	(8)	(9)
Expenses related to the measurement of financial liabilities in accordance with the amortized cost method	(5)	(4)	(3)
Exchange losses and other	(9)	(6)	(10)
TOTAL OTHER FINANCIAL EXPENSES	**(26)**	**(23)**	**(31)**
TOTAL OTHER FINANCIAL INCOME AND EXPENSE, NET	**1**	**(14)**	**(18)**

(1) See Note 19 – "Provisions for pensions and other post-employment benefits".

The changes in this caption are primarily attributable to:

- Between 2004 and 2005: the impact of the €18 million capital gain on the sale of the Group's non-consolidated stake in Vertex in 2004;
- Between 2005 and 2006: changes in the market value of the interest rate swap relating to the June 24, 2003 convertible/exchangeable bond issue ("OCEANE 2003"). This generated €1 million in financial income in 2005, compared to financial expense of €5 million during 2006.

NOTE 9 – INCOME TAX EXPENSE

Income tax expense can be analyzed as follows:

in millions of euros	2004	2005	2006
Current income taxes	11	(34)	(49)
Deferred income taxes	(237)	(1)	36
TOTAL	**(226)**	**(35)**	**(13)**

Current income tax expense for 2006 comprises:

- €39 million in income taxes on profits, chiefly relating to the Netherlands, Germany and India.
- €10 million in taxes not based on taxable income, mainly related to North America and Italy.

Net deferred tax income for 2006 primarily reflects:

- deferred tax assets recognized on temporary differences and tax loss carry-forwards arising in previous years and in 2006 (€94 million), due to an improved profitability in various countries over the past two years and to future growth expectations. This recognition concerns France (€40 million, see Note 13 – "Deferred taxes"), the United Kingdom (€32 million, see Note 13 – "Deferred taxes"), Germany (€22 million), Norway (€8 million), and €8 million reversals of temporary differences in several countries.
- A total expense of €58 million related to the utilization of deferred tax assets on tax loss carry-forwards previously recognized in balance sheet due to taxable net income for the period. Of this amount, €43 million concern France.

In 2006, the Group's average effective rate of income tax was 4.2% of pre-tax profit. The effective rate of income tax in 2006 is also significantly affected by the recognition of deferred tax assets arising from temporary differences and tax loss carry-forwards available to the Group. As the Group operates in countries with different tax regimes, the effective rate of income tax varies from one year to the next based on changes in each country's contribution to consolidated profit.

The difference between the French standard rate of income tax and the effective tax rate of the Group can be analyzed as follows:

in millions of euros	2004	2005	2006
STANDARD TAX RATE IN FRANCE (%)	**35.4**	**34.9**	**34.4**
Tax (expense)/income at the standard rate	**109**	**(61)**	**(105)**
Impact of:			
Deferred tax assets unrecognized or depreciated on temporary differences and tax loss carry-forwards	(117)	(16)	(11)
Impact of revaluation of deferred tax assets recognized in North America related to the Ernst & Young acquisition	(226)	-	-
Impact of revaluation of deferred tax assets recognized in France	36	36	40
Recognition of deferred tax assets on temporary differences and tax loss carry-forwards arisen prior to January 1, 2006	-	10	53
Utilization of previously unrecognized tax loss carry-forwards	-	4	41
Difference in tax rates between countries	3	1	6
Permanent differences and other items	(31)	(9)	(37)
Tax expense at the effective rate	**(226)**	**(35)**	**(13)**
EFFECTIVE RATE OF INCOME TAX (%)	**(73.4)**	**19.9**	**4.2**

In 2006, the Group's effective tax rate principally reflects:

- The non-recognition of deferred tax assets on temporary differences and tax loss carry-forwards for an amount of €11 million.
- The revaluation impact of deferred tax assets recognized in France in accordance with the procedures described in Note 13 – "Deferred taxes".
- €53 million in deferred tax assets recognized on temporary differences and tax loss carry-forwards arising in previous years, other than those relating to France.
- The utilization of previously unrecognized tax loss carry-forwards against taxable profit, chiefly in the United Kingdom and Norway, representing an amount of €41 million.
- Permanent differences and other items amounting to €37 million in 2006, including:
  - €10 million in taxes not based on taxable income, mainly related to North America and Italy.
  - €27 million in permanent differences and other items.

Deferred tax liabilities relating to the equity component of the "OCEANE 2005" bonds issued on June 16, 2005, and deferred tax assets relating to (i) the purchase of a call option aimed at neutralizing the dilutive impact of the "OCEANE 2003" bonds issued on June 24, 2003, and (ii) actuarial gains and losses, were recorded through equity (see the consolidated statement of recognized income and expense).

During 2006 and in previous financial years, some Group companies have undergone tax audits leading in some cases to tax reassessments. A number of these reassessments have been challenged and certain litigation proceedings were in progress at the balance sheet date.

NOTE 10 – SHAREHOLDERS' EQUITY

A) Stock option plans and share grants

At the May 24, 1996, May 23, 2000 and May 12, 2005 Annual Shareholders' Meetings, the Directoire and the Board of Directors, respectively, were given a five-year authorization in respect of the May 24, 1996 plan (1996 plan) and the May 23, 2000 plan (2000 plan), and an authorization period of 38 months in respect of the May 12, 2005 plan (2005 plan), to grant stock options to a certain number of Group employees on one or several occasions.

The main features of these plans and their bases of calculation are set out in the table below:

	1996 Plan	2000 Plan		2005 Plan	Total
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000		May 12, 2005	
Maximum number of shares to be issued on exercise of options	6,000,000	12,000,000		6,000,000	
Date options first granted under the plan	July 1, 1996	September 1, 2000	October 1, 2001	October 1, 2005	
Deadline for exercising stock options after their grant date (based on progressive tranches)	6 years	6 years	5 years	5 years	
Exercise price as a % of the average share price over the twenty stock market trading days preceding the grant date	80%	80%	100%	100%	
Exercise price (per share and in euros) of the various stock option grants:					
Low	-	139.00	21.00	30.00	
High	-	139.00	40.00	43.00	
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2005	559,000	10,627,300		1,915,500	13,101,800
Number of new stock options granted during the year	Plan expired	Plan expired		2,067,000	2,067,000
Number of options forfeited or canceled during the year	559,000	3,188,197		112,500	3,859,697
Number of options exercised in 2006	-	773,838 (1)		16,555 (2)	790,393
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2006	-	6,665,265 (3)		3,853,445 (4)	10,518,710
Residual weighted average life (in years)	-	2.22		4.29	-

(1) At December 31, 2006, the following stock options had been exercised: 498,441 stock options granted at a price of €24; 16,300 stock options granted at a price of €40; 21,802 stock options granted at a price of €31; 206,845 stock options granted at a price of €21; and 30,450 stock options granted at a price of €27.

(2) Representing 16,555 stock options purchased at a price of €30.

(3) Representing 486,500 shares purchased at a price of €139; 892,359 shares at €24; 917,300 shares at €40; 240,101 shares at €31; 2,814,155 shares at €21; and 1,314,850 shares at €27.

(4) Representing 1,787,945 shares purchased at a price of €30 and 2,065,500 shares purchased at a price of €43.

The Group has no contractual or implicit obligations to purchase or settle the options in cash.

In the event of a notice of authorization of a tender offer or public exchange offer for some or all of the Company's shares published by Euronext, option holders would be entitled, if they so wish, to exercise all of their remaining unexercised options immediately.

Fair value of options granted and impact on the financial statements

In accordance with IFRS 1 – "First-time Adoption of International Financial Reporting Standards", only stock options granted after November 7, 2002 with a vesting date after January 1, 2005, are measured at fair value and recognized within "Other operating income and expense, net". Recognition and measurement of stock options granted prior to November 7, 2002 is not required.

Summary	2000 Plan				2005 Plan	
Dates of the stock option grants impacted by restatements in accordance with IFRS 2	October 1, 2003	April 1, 2004	October 1, 2004	April 1, 2005	October 1, 2005	October 1, 2006
Number of stock options initially granted	1,406,000	566,000	3,634,500	1,623,000	1,915,500	2,067,000
Exercise price (per share and in euros) of the various stock option grants	40	31	21	27	30	43
Share price at the grant date	35.88	31.19	19.09	27.06	32.59	41.84
Number of shares subscribed at December 31, 2006	16,300	21,802	235,645	30,450	16,555	-
Principal market conditions at the grant date						
Volatility	37-38%	38.1-38.8%	37.5-38.5%	32.4-33.8%	27.4-29.4%	32.4-35.9%
Average length of the option exercise period (years)	3.5-4.25	3.5-4.25	3-4.25	3-4.25	3-4.25	3-4.25
Risk-free interest rate	2.7-3.1%	2.8-3%	3-3.3%	2.2-2.9%	2.3-2.7%	3.5-3.6%
Expected dividend rate	1%	1%	1%	1%	1%	1%
Off-market conditions						
Employee presence within the Group at the exercise date	yes	yes	yes	yes	yes	yes
Other	no	yes (1)	no	no	no	no
Pricing model used to calculate stock option fair values	Black & Scholes model					
Range of fair values in euros	8.7-10.3	9.2-10.3	4.5-5.7	6.2-7.8	7.6-9.4	10.7-11.7
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2006	917,300	240,101	2,814,155	1,314,850	1,787,945	2,065,500

(1) Certain Transiciel employees were granted stock options whose final number was subject to the Sogeti entity attaining a target adjusted gross operating profit, set out in a prospectus which was approved by the *Commission des Opérations de Bourse* under reference number 03-935 on October 29, 2003.

Based on the calculation parameters used to determine fair value under the Black & Scholes option pricing model (see Note 1.P. – "Stock options granted to employees"), the expense to be recorded between 2007 and 2010 with respect to the six option grants falling within the scope of IFRS 2 totals €25 million. The expense recorded in 2006 in "Other operating income and expense, net" amounts to €15 million.

Share grants made in connection with agreements signed on the May 2000 acquisition of Ernst & Young's consulting business

These agreements included an employee-retention scheme applicable over a maximum five-year period for the key employees of Ernst & Young's consulting business who joined the Group. This scheme was based on the gradual acquisition of ownership of shares granted to the sellers of Ernst & Young's consulting business. If a person covered by this scheme left the Group he or she could be required to return a portion of the shares received in May 2000. The agreements also provided that ownership of a portion of the shares thus returned would automatically be transferred to Cap Gemini S.A. (to be subsequently canceled or sold) with the balance to be held within the local entities to which employees having left the group were attached (trusts and bank accounts) as part of the employee-retention scheme, in order to be subsequently reallocated to other employees in the countries concerned. As certain shares were sold, in accordance with the provisions of the agreements, prior to their ownership fully vesting in the beneficiaries concerned and who subsequently left the Group, cash amounts were also paid to these entities. These cash amounts corresponded to the disposal gain on the shares returned, which could, where appropriate, be granted to employees in the countries concerned in the form of exceptional remuneration.

The reallocations of Cap Gemini shares under this scheme are based on the gradual acquisition of ownership of the shares – i.e., vesting conditions – for which the timeframe is similar to that applicable to the stock options granted by Cap Gemini S.A.

In application of the amendment to Interpretation 12 of the Standing Interpretations Committee (SIC 12) issued in November 2004, the Cap Gemini shares and cash corresponding to the proceeds from the sale of Cap Gemini shares held in the trusts and bank accounts set up at the time of the May 2000 acquisition of Ernst & Young's consulting business were consolidated as from January 1, 2005.

In 2006, the above-mentioned entities granted 130,400 Cap Gemini shares to their respective employees (primarily in North America). In view of the applicable vesting conditions and the number of shares reallocated since November 7, 2002, the related expense for 2006 calculated in accordance with IFRS 2 and recognized in "Other operating income and expense, net" amounts to €2 million. The total expense to be amortized between 2007 and 2010 amounts to €7 million.

B) Share buyback program

The share buyback program has been described in a prospectus launched on March 30, 2006.

At December 31, 2006, the €1 million change in treasury shares held within the scope of the share buyback program (exlusively acquired in the context of a liquidity contract set from September 30, 2005) is deducted from consolidated equity.

C) Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing profit or loss for the year by the weighted average number of ordinary shares outstanding during the period, excluding treasury stock. The weighted average number of ordinary shares is adjusted by the number of ordinary shares bought back or issued during the period.

	2004	2005	2006
Attributable profit/(loss) for the year *(in millions of euros)*	(534)	141	293
Weighted average number of ordinary shares	131,292,801	131,391,243	132,782,723
BASIC EARNINGS/(LOSS) PER SHARE *(in euros)*	**(4.07)**	**1.07**	**2.21**

The increase in the number of shares between 2004 and 2005 is due to the exercise of stock options held by employees. The increase in the number of shares between 2005 and 2006 reflects the exercise of stock options held by employees, the Transiciel earn-out payment and the issue of new shares in connection with the capital increase of December 6, 2006.

Diluted earnings per share

Diluted earnings per share are calculated by assuming conversion into ordinary shares of all dilutive instruments outstanding at the balance sheet date.

The average share price in 2006 was €42.37.

At December 31, 2006, instruments considered dilutive for the purpose of calculating earnings per share include:

- Employee stock options considered to be potentially dilutive when the average market price of ordinary shares during the period exceeds the exercise price of the option including its fair value.
- "OCEANE 2005" convertible/exchangeable bonds issued on June 16, 2005, as the €12 million interest expense recorded (net of taxes) on the bonds is lower than basic earnings per share (see Note 17 – "Net cash and cash equivalents").

	2004	2005	2006
Attributable profit/(loss) for the year *(in millions of euros)*	**(534)**	**141**	**293**
Interest expense on "OCEANE 2005" bonds (net of taxes)	-	6	12
Diluted attributable profit/(loss) for the year *(in millions of euros)*	**(534)**	**147**	**305**
Weighted average number of ordinary shares (diluted)			
Weighted average number of ordinary shares	131,292,801	132,391,243	132,782,723
Adjustments:			
– conversion of "OCEANE 2003" bonds	-	-	-
– conversion of "OCEANE 2005" bonds (weighted average)	-	5,905,405	11,810,810
– exercise of share warrants relating to the acquisition of the Transiciel group	508,600	315,790	-
– exercise of employee stock options	988,354	859,828	2,647,793
Weighted average number of ordinary shares (diluted)	**132,789,755**	**138,472,266**	**147,241,326**
DILUTED EARNINGS/(LOSS) PER SHARE *(in euros)*	**(4.02)**	**1.06**	**2.07**

Dilutive impact of the June 24, 2003 convertible/exchangeable bond issue ("OCEANE 2003"):

- These bonds were not considered dilutive at December 31, 2005 as the interest expense recorded (net of taxes) exceeded basic earnings per share.
- The bonds are not considered dilutive at December 31, 2006 – even though the €14 million interest expense recognized on the bonds (net of taxes) is less than basic earnings per share (see Note 17 – "Net cash and cash equivalents") – because the Group acquired a call option in June 2005 on an equivalent number of shares to those underlying the bond issue (approximately 9 million shares), designed to neutralize in full the potential dilutive impact of the bonds. Accordingly, attributable net profit has not been adjusted to reflect the interest expense, net of taxes, on convertible bonds.

For information purposes, had the "OCEANE 2003" convertible/exchangeable bond issue been considered dilutive at December 31, 2006, the weighted average number of ordinary shares would have stood at 156,260,933 and diluted earnings per share would have amounted to €2.04.

NOTE 11 – GOODWILL AND INTANGIBLE ASSETS

Changes in goodwill and intangible assets can be analyzed as follows by type of asset:

in millions of euros	Goodwill	Software	Internally generated intangible assets	Other intangible assets	Total
GROSS VALUE					
AT JANUARY 1, 2004	**1,788**	**146**	**37**	**38**	**2,009**
Translation adjustments	(16)	(7)	-	(6)	(29)
Acquisitions/Increase	-	22	2	50	74
Disposals/Decrease	(14)	(29)	-	(14)	(57)
Changes in Group structure	35	2	-	85	122
Other movements	(7)	50	-	1	44
AT DECEMBER 31, 2004	**1,786**	**184**	**39**	**154**	**2,163**
Translation adjustments	41	10	-	13	64
Acquisitions/Increase	1	19	2	5	27
Disposals/Decrease	(5)	(20)	-	(13)	(38)
Changes in Group structure	4	(16)	-	(2)	(14)
Other movements	-	8	-	(16)	(8)
AT DECEMBER 31, 2005	**1,827**	**185**	**41**	**141**	**2,194**
Translation adjustments	(13)	(3)	-	(9)	(25)
Acquisitions/Increase	-	13	9	8	30
Disposals/Decrease	-	(59)	(1)	(15)	(75)
Changes in Group structure	56	-	-	6	62
Other movements	-	(16)	12	1	(3)
AT DECEMBER 31, 2006	**1,870**	**120**	**61**	**132**	**2,183**
ACCUMULATED AMORTIZATION					
AT JANUARY 1, 2004		**98**	**21**	**23**	**142**
Translation adjustments		(5)	-	1	(4)
Additions		33	7	12	52
Disposals		(22)	-	(13)	(35)
Changes in Group structure		-	-	8	8
Other movements		15	-	2	17
AT DECEMBER 31, 2004		**119**	**28**	**33**	**180**
Translation adjustments		7	-	2	9
Additions		44	7	16	67
Disposals		(19)	-	(12)	(31)
Changes in Group structure		(12)	-	(1)	(13)
Other movements		2	-	-	2
AT DECEMBER 31, 2005		**141**	**35**	**38**	**214**
Translation adjustments		(3)	-	(2)	(5)
Additions		13	6	18	37
Disposals		(56)	(1)	(8)	(65)
Changes in Group structure		-	-	-	-
Other movements		-	-	-	-
AT DECEMBER 31, 2006		**95**	**40**	**46**	**181**
IMPAIRMENT					
AT JANUARY 1, 2004	**-**	**4**	**-**	**-**	**4**
Translation adjustments	-	-	-	-	-
Additions	19	-	-	-	19
Changes in Group structure	-	-	-	-	-
Other movements	(7)	4	-	-	(3)
AT DECEMBER 31, 2004	**12**	**8**	**-**	**-**	**20**
Translation adjustments	-	-	-	-	-
Additions	6	3	-	-	9
Changes in Group structure	-	-	-	-	-
Other movements	-	-	-	-	-
AT DECEMBER 31, 2005	**18**	**11**	**-**	**-**	**29**
Translation adjustments	-	-	-	-	-
Additions	3	-	(2)	1	2
Changes in Group structure	-	-	-	-	-
Other movements	-	(7)	7	-	-
AT DECEMBER 31, 2006	**21**	**4**	**5**	**1**	**31**
NET					
AT DECEMBER 1, 2004	**1,774**	**57**	**11**	**121**	**1,963**
AT DECEMBER 1, 2005	**1,809**	**33**	**6**	**103**	**1,951**
AT DECEMBER 31, 2006	**1,849**	**21**	**16**	**85**	**1,971**

Net value of goodwill

At December 31, 2006, goodwill breaks down by geographic area as follows: France (€477 million), United Kingdom (€477 million), Benelux (€438 million), North America (€199 million), and Germany and Central Europe (€132 million).

Changes in the net value of goodwill in 2006 primarily reflect:

- goodwill relating to the acquisition of German group FuE on September 30, 2006, amounting to €29 million;
- goodwill relating to the acquisition of Unilever Shared Service Limited (also known as Indigo) on October 11, 2006, amounting to €20 million (including the call option on minority interests);
- an impairment loss on United Kingdom goodwill amounting to €3 million;
- translation losses arising on goodwill denominated in foreign currencies, amounting to €13 million.

Goodwill impairment tests

The carrying amounts of goodwill at December 31, 2006 were tested for impairment in accordance with the Group's related specific procedure. Based primarily on the discounted cash flows method, this procedure consists of assessing the recoverable amount of each cash generating unit (CGU) within the Group.
CGUs correspond either to subsidiaries or to geographic areas in which the Group has operations.

The main assumptions used to measure the recoverable amount of goodwill are as follows:

Cash generating units	North America	United Kingdom	Benelux	Sogeti	Other	**Total**
Net carrying amount of goodwill (*in millions of euros*)	199	477	307	505	361	**1,849**
Method used to measure the value of the CGU	Value in use					
Number of years over which cash flows are estimated and extrapolated indefinitely	5 years					
Long-term growth rate	3%					
After-tax discount rate at December 31, 2006 (1)	10.9 %	10.1%				
After-tax discount rate at December 31, 2005 (1)	10.5 %	10.1%				
After-tax discount rate at December 31, 2004 (1)	10.1 %					

(1) The application of pre-tax discount rates to pre-tax cash flows leads to the same valuation of CGUs.

Reconciliation of the acquisition cost of intangible assets in the balance sheet with the amount reported in the cash flow statement

The acquisition cost of intangible assets reported in the balance sheet (€30 million) is different from the figure provided in the cash flow statement (€29 million), which excludes transactions with no cash impact (i.e., acquisitions of assets held under finance leases amounting to €1 million in 2006).

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment can be analyzed as follows by type of asset:

in millions of euros	Land, buildings, fixtures and fittings	Computer equipment	Other tangible assets	Total
GROSS VALUE				
AT JANUARY 1, 2004	**456**	**579**	**126**	**1,161**
Translation adjustments	(6)	(4)	(1)	(11)
Acquisitions/Increase	32	98	11	141
Disposals/Decrease	(27)	(116)	(8)	(151)
Changes in Group structure	5	10	8	23
Other movements	1	(42)	(8)	(49)
AT DECEMBER 31, 2004	**461**	**525**	**128**	**1,114**
Translation adjustments	13	17	3	33
Acquisitions/Increase	16	89	10	115
Disposals/Decrease	(79)	(135)	(15)	(229)
Changes in Group structure	(2)	(54)	(1)	(57)
Other movements	19	(3)	(9)	7
AT DECEMBER 31, 2005	**428**	**439**	**116**	**983**
Translation adjustments	(2)	(5)	(1)	(8)
Acquisitions/Increase	18	100	13	131
Disposals/Decrease	(41)	(145)	(5)	(191)
Changes in Group structure	1	-	-	1
Other movements	3	(9)	(4)	(10)
AT DECEMBER 31, 2006	**407**	**380**	**119**	**906**
o/w finance leases	*107*	*158*	*10*	*275*
ACCUMULATED DEPRECIATION				
AT JANUARY 1, 2004	**180**	**375**	**90**	**645**
Translation adjustments	(4)	(4)	-	(8)
Additions	43	102	16	161
Reversals	(20)	(103)	(8)	(131)
Changes in Group structure	5	7	1	13
Other movements	-	(13)	(2)	(15)
AT DECEMBER 31, 2004	**204**	**364**	**97**	**665**
Translation adjustments	9	11	1	21
Additions	40	80	10	130
Reversals	(63)	(117)	(13)	(193)
Changes in Group structure	-	(39)	(1)	(40)
Other movements	5	(2)	(5)	(2)
AT DECEMBER 31, 2005	**195**	**297**	**89**	**581**
Translation adjustments	(1)	(2)	(1)	(4)
Additions	36	86	9	131
Reversals	(28)	(136)	(5)	(169)
Changes in Group structure	-	-	-	-
Other movements	(10)	-	(1)	(11)
AT DECEMBER 31, 2006	**192**	**245**	**91**	**528**
o/w finance leases	29	83	9	121
IMPAIRMENT				
AT DECEMBER 31, 2004	-	-	-	-
AT DECEMBER 31, 2005	**3**	-	-	**3**
AT DECEMBER 31, 2006	**3**	-	-	**3**
NET				
AT DECEMBER 31, 2004	**257**	**161**	**31**	**449**
AT DECEMBER 31, 2005	**230**	**142**	**27**	**399**
AT DECEMBER 31, 2006	**212**	**135**	**28**	**375**
o/w finance leases	*78*	*75*	*1*	*154*

Reconciliation of the acquisition cost of property, plant and equipment in the balance sheet with the amount reported in the cash flow statement

The acquisition cost of property, plant and equipment reported in the balance sheet (€131 million) is different from the figure provided in the cash flow statement (€72 million), which excludes transactions with no cash impact (i.e., acquisitions of assets held under finance leases amounting to €59 million in 2006).

NOTE 13 – DEFERRED TAXES

I. RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

A) Analysis by recovery date

At December 31 *(in millions of euros)*	2004	2005	2006
Deferred tax assets:			
– Deferred tax assets recoverable over one year	705	737	761
– Deferred tax assets recoverable within one year	73	91	127
TOTAL DEFERRED TAX ASSETS	**778**	**828**	**888**
Deferred tax liabilities:			
– Deferred tax liabilities payable over one year	75	105	108
– Deferred tax liabilities payable within one year	20	16	10
TOTAL DEFERRED TAX LIABILITIES	**95**	**121**	**118**

Deferred tax assets at December 31, 2004 and 2005 have been restated in line with the amended IAS 19 (see Note 2 – "Change in accounting method").

B) Changes in recognized deferred taxes

in millions of euros	Deferred tax assets arising from tax loss carry-forwards	Deferred tax assets arising from the acquisition of Ernst & Young's consulting business	Deferred tax assets arising from temporary differences	Total deferred tax assets	Total deferred tax liabilities (1)	Total, net
At January 1, 2006	**583**	**140**	**105**	**828**	**(121)**	**707**
Translation adjustments	-	(15)	(3)	(18)	5	**(13)**
Deferred taxes recognized in profit or loss	5	-	31	36	-	**36**
Deferred taxes recognized in equity	-	-	45	4	(2)	**43**
Other movements	(5)	-	2	(3)	-	**(3)**
At December 31, 2006	**583**	**125**	**180**	**888**	**(118)**	**770**

(1) Deferred tax liabilities relate to temporary differences.

The breakdown of deferred taxes recognized in profit or loss (€36 million) is provided in Note 9 – "Income tax expense".

Deferred tax income recorded in equity (€43 million) essentially relates to actuarial gains and losses recognized in equity. The change reflects the end-2006 recognition in the United Kingdom of €52 million in tax assets on actuarial losses (see below, "Deferred tax assets arising from temporary differences in the United Kingdom"), as well as €8 million in actuarial gains for the year recorded in Canada.

Deferred tax assets arising from the acquisition of Ernst & Young's consulting business in North America

The difference between the acquisition price of Ernst & Young's North American consulting business and the tax base of the assets and liabilities acquired (€3,034 million at December 31, 2006) is amortized over 15 years for tax purposes, representing an income tax saving of around €1,183 million based on current tax rates. Over recent fiscal years, these amortization charges have led to an increase in tax losses generated by North American operations that may be carried forward over a period of 20 years. In view of the above, the Group has potential tax savings available in the form of tax losses and tax-deductible future amortization allowances that may be utilized up to 2034 under current regulations.

The value of the related deferred tax asset is reviewed based on an estimate of the taxable profit of the Group's North American operations over the next five years using growth and profitability rates considered reasonable.

At December 31, 2006, the value of the deferred tax asset recognized in North America is €125 million.

Deferred tax assets arising from tax loss carry-forwards in France

In 2002, Cap Gemini S.A. recognized a €2.8 billion net short-term capital loss for tax purposes, further to the reorganization of the Group's North American operations. Since December 31, 2003, the

corresponding tax loss may be carried forward indefinitely against future taxable profit generated in France.

At each balance sheet date, this deferred tax asset is adjusted to reflect the estimated taxable profit of the Group's French operations over the next 15 years. The calculation is based on growth and profitability assumptions considered reasonable, using the following visibility parameters:

- 100% utilization in the first five years. As from the sixth year, probable recoveries are covered by provisions calculated at a standard rate of 35%, which is increased by five points per year up to 70% in the fifteenth year, and to 100% beyond the fifteenth year.

This calculation model is based on a progressive decline in visibility as regards the future realization of estimates, so that recognized deferred tax assets are utilized as follows:

- approximately 60% is utilized in the first five years,
- the remaining 40% is utilized between the sixth and fifteenth year.

At December 31, 2006, the corresponding deferred tax asset recognized in France amounts to €522 million (breaking down into a long-term portion of €460 million and a short-term portion of €62 million).

Deferred tax assets arising from temporary differences in the United Kingdom

At December 31, 2006, the United Kingdom recognized deferred tax assets on temporary differences, chiefly relating to provisions for pensions and other post-employment benefits.

The recognition of this deferred tax asset was adjusted to reflect the estimated taxable profit of UK operations over the next five years. The calculation is based on growth and profitability assumptions considered reasonable.

In 2006, an amount of €52 million was recognized through equity (underlying items recorded in equity between 2004 and 2006 – see the consolidated statement of recognized income and expense), and €32 million was recorded in the income statement (€28 million of which relates to prior years, and €4 million to 2006).

At December 31, 2006, deferred tax assets recognized amount to €86 million.

Other tax loss carry-forwards recognized

Deferred tax assets recognized on tax loss carry-forwards at Group level (€61 million), excluding deferred tax assets recognized in France, relate to Germany (€31 million), Norway and Sweden (€11 million), Belgium (€6 million), the United Kingdom (€5 million) and other countries (€8 million).

C) Analysis by type

Recognized deferred tax assets at December 31, 2006 can be analyzed as follows by type:

At December 31 *(in millions of euros)*	**2006**
Tax loss carry-forwards	513
Acquisition of Ernst & Young's consulting business	125
Provisions for pensions and other post-employment benefits	92
Other	31
Total deferred tax assets recoverable over one year	**761**
Tax loss carry-forwards	70
Amortization adjustments	20
Provisions for pensions and other post-employment benefits	10
Revaluation of work-in-progress	8
Other	19
Total deferred tax assets recoverable within one year	**127**
TOTAL RECOGNIZED DEFERRED TAX ASSETS	**888**

Deferred taxes recognized on the acquisition of Ernst & Young's consulting business include tax loss carry-forwards generated by tax-deductible amortization charges recorded against goodwill, as well as future amortization allowances.

Deferred tax liabilities at December 31, 2006 can be analyzed as follows by type:

At December 31 *(in millions of euros)*	**2006**
Restatement of tax-deductible goodwill amortization	51
Equity component of "OCEANE 2003 and 2005" bonds	21
Restatement of finance leases	10
Provisions	10
Other	16
Total deferred tax liabilities over one year	**108**
Revaluation of work-in-progress	9
Other	1
Total deferred tax liabilities within one year	**10**
TOTAL DEFERRED TAX LIABILITIES	**118**

II. UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognized deferred tax assets can be analyzed as follows:

At December 31 *(in millions of euros)*	2004	2005	**2006**
Tax loss carry-forwards	564	524	437
Acquisition of Ernst & Young's consulting business (1)	1,067	1,183	1,058
Temporary differences	211	380	188
TOTAL	**1,842**	**2,087**	**1,683**

(1) Unrecognized deferred taxes on the acquisition of Ernst & Young's consulting business include tax loss carry-forwards generated by tax-deductible amortization charges recorded against goodwill, as well as future amortization allowances.

Unrecognized deferred tax assets relating to tax loss carry-forwards amounting to €437 million primarily concern France (€130 million) and North America (€160 million) at the 2006 year-end.

At December 31, 2006, unrecognized deferred tax assets on temporary differences mainly relate to:

- Changes in provisions for pensions and other post-employment benefits (€72 million), essentially in the United Kingdom.
- Differences in revenue recognition in the individual company accounts and the consolidated accounts (€25 million).
- Differences in the methods used for capitalizing and amortizing fixed assets in the individual company accounts and consolidated accounts (€12 million).
- Restructuring costs (€11 million), provisions (€23 million) and other miscellaneous items (€45 million).

At December 31, 2006, unrecognized deferred tax assets are essentially attributable to North America for €1,308 million (€1,058 million of which relates to Ernst & Young's consulting business, €160 million to deferred taxes on tax loss carry-forwards and €90 million to deferred taxes on temporary differences).

III. EXPIRY DATES OF TAX LOSS CARRY-FORWARDS

The expiry dates of tax loss carry-forwards are as follows:

	2004		2005		**2006**	
At December 31 *(in millions of euros)*	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
y+1	4	-	3	-	62	2
y+2	3	-	69	2	57	1
y+3	52	1	48	1	64	2
y+4	37	1	43	1	8	-
y+5	23	1	9	-	16	-
Over 5 years	4,188	97	4,442	96	4,202	95
TOTAL	**4,307**	**100**	**4,614**	**100**	**4,409**	**100**

Tax loss carry-forwards do not include tax-deductible amortization charges recorded against goodwill arising from the acquisition of Ernst & Young's consulting business, amounting to €1,627 million at December 31, 2006.

NOTE 14 – OTHER NON-CURRENT ASSETS

Other non-current assets can be analyzed as follows:

At December 31 *(in millions of euros)*	2004 (1)	2005 (1)	2006
Shares in non-consolidated companies	5	5	140
Carry-back tax credits	112	116	121
Deposits and other long-term investments	56	32	23
Derivative instruments	1	-	3
Other	11	11	8
TOTAL	**185**	**164**	**295**

(1) The balance sheets at December 31, 2004 and 2005 have been restated in line with the amendment to IAS 19 (see Note 2 – "Change in accounting method").

Shares in non-consolidated companies

At December 31, 2006, shares in non-consolidated companies chiefly concern:

- The 14.7% interest in Kanbay International, Inc. ("Kanbay"), representing €132 million.
  On November 21, 2006, Capgemini North America Inc. acquired 14.7% of the capital and voting rights of Kanbay (at a price of USD 29 per share), a global IT services provider specializing in the financial services industry. The share acquisition followed contracts agreed with certain core shareholders as described in the information document filed with the United States Securities and Exchange Commission (SEC) on November 13, 2006.
  In parallel, on October 26, 2006 Capgemini and Kanbay entered into an agreement under which Capgemini undertook to acquire the entire capital of Kanbay through its US subsidiary Capgemini North America Inc., subject to certain conditions (see Note 28 – "Subsequent events").
- The interest in MEDecision, for a total amount of €5 million, which was remeasured through equity following the initial public offering in December 2006.
- The 5% stake in Zacatii Consulting Inc. (formerly Capgemini Japan K.K.) for €1 million, subject to a call/put option (see Note 25 – "Off balance sheet commitments").

Carry-back tax credits

On June 26, 2003 and June 28, 2004, Cap Gemini S.A. sold a tax receivable of €90 million and an additional tax receivable of €39 million to a credit institution for €74 million and €33 million, respectively. These receivables are measured at amortized cost.

Deposits and other long-term investments

Deposits and other long-term investments consist of *aides à la construction* (building aid program) loans in France, security deposits and guarantees and other long-term loans.

Derivative instruments

Interest and currency rates hedges contracts are described in Note 18 – "Derivative instruments".

NOTE 15 – ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable can be analyzed as follows:

At December 31 *(in millions of euros)*	2004	2005	2006
Accounts receivable	1,329	1,337	1,459
Provisions for doubtful accounts	(37)	(33)	(25)
Accrued income	459	467	530
Work-in-progress	22	27	99
TOTAL	**1,773**	**1,798**	**2,063**

Total accounts receivable net of advances received from customers can be analyzed as follows in number of days' revenues:

At December 31 *(in millions of euros)*	2004	2005	**2006**
Accounts and notes receivable (excluding work-in-progress)	1,751	1,771	1,964
Advances received from customers	(538)	(609)	(683)
TOTAL ACCOUNTS RECEIVABLE NET OF ADVANCES RECEIVED FROM CUSTOMERS	**1,213**	**1,162**	**1,281**
In number of days' revenues	70	60	60

NOTE 16 – OTHER RECEIVABLES AND INCOME TAXES

At December 31 *(in millions of euros)*	2004	2005	**2006**
Income taxes	29	21	20
Receivables from social security bodies	41	70	55
Prepaid expenses	139	134	118
Other	10	25	21
TOTAL	**219**	**250**	**214**

NOTE 17 – NET CASH AND CASH EQUIVALENTS

Net cash and cash equivalents correspond to available cash and cash equivalents less short- and long-term financial debt and derivative instruments when the underlying elements to which these relate are included in net cash and cash equivalents.

At December 31 *(in millions of euros)*	2004	2005	**2006**
Cash and cash equivalents	1,232	2,136	2,859
Financial debt	(948)	(1,231)	(1,224)
Derivative instruments (1)	1	(1)	(3)
NET CASH AND CASH EQUIVALENTS	**285**	**904**	**1,632**

(1) Derivative instruments recognized in assets are shown under "Other non-current assets", while derivative instruments recognized in liabilities are shown under "Other non-current liabilities". These derivatives relate to interest rate and currency hedges as described in Note 18 – "Derivative instruments".

I. CASH AND CASH EQUIVALENTS

Cash and cash equivalents reported in the consolidated statements of cash flows correspond to short-term investments and cash, less bank overdrafts.

At December 31 *(in millions of euros)*	2004	2005	**2006**
Short-term investments	1,001	1,805	2,460
Cash	251	416	442
Bank overdrafts (1)	(20)	(85)	(43)
CASH AND CASH EQUIVALENTS	**1,232**	**2,136**	**2,859**

(1) Bank overdrafts are included in liabilities within "Short-term financial debt and bank overdrafts"

The year-on-year increase in short-term investments in 2006 primarily reflects the investment of the proceeds from the shares issued by Cap Gemini on December 6, 2006, and cash generation over the period.

The cash available is being invested in SICAV funds and other traditional money-market funds.

II. SHORT- AND LONG-TERM FINANCIAL DEBT

Financial debt breaks down into short- and long-term debt, as follows:

At December 31 *(in millions of euros)*		2004	2005	2006
"OCEANE 2003 and 2005" bonds	(A)	408	814	838
Obligations under finance leases	(B)	164	124	107
Other long-term financial debt	(C)	196	207	215
Long-term financial debt		**768**	**1,145**	**1,160**
Obligations under finance leases	(B)	64	50	49
Drawdowns on bank and similar facilities (1)		46	8	6
Commercial paper		-	15	-
Other short-term financial debt	(C)	70	13	9
Short-term financial debt (2)		**180**	**86**	**64**
TOTAL FINANCIAL DEBT		**948**	**1,231**	**1,224**

(1) Drawdowns on bank and similar facilities mainly correspond to drawdowns by Group operating companies on lines of credit. In some circumstances, these lines of credit are secured by a guarantee from Cap Gemini S.A.

(2) Short-term financial debt, including both the current portion of long-term financial debt and all other debt due within one year, is shown in liabilities under "Short-term financial debt and bank overdrafts".

Analysis of movements in financial debt in the cash flow statement:

- The €45 million rise in financial debt reported in the cash flow statement chiefly relates to an increase in bond debt (€24 million) and other financial debt (€14 million) mainly comprising accrued interest on bond issues (€7 million). Increases in debt relating to acquisitions of fixed assets under finance leases – amounting to €60 million in 2006 – are not taken into account in the cash flow statement.
- The €108 million repayment of financial debt in the cash flow statement mainly concerns the settlement of obligations under finance leases (€77 million), commercial paper (€15 million) and other financial debt (€16 million).

A) Bonds convertible/exchangeable into new or existing Cap Gemini shares ("OCEANE")

"OCEANE 2005" convertible/exchangeable bonds issued on June 16, 2005

On June 16, 2005, Cap Gemini S.A. issued bonds convertible/exchangeable into new or existing Cap Gemini shares, maturing on January 1, 2012 ("OCEANE 2005"). The effective issue and settlement date of the bonds was June 24, 2005.

The total amount of the issue was €437 million, represented by 11,810,810 bonds with a nominal value of €37 each. The bonds bear interest at 1% per year.

The terms and conditions of this issue are set out in the prospectus approved by the AMF on June 16, 2005 under the reference number 05-564.

SUMMARIZED MAIN TERMS AND CONDITIONS OF THE "OCEANE 2005"

Conversion and/or exchange of the bonds for shares

At any time between June 24, 2005 and January 1, 2012 at the latest.

Redemption at maturity

January 1, 2012 at a price of €41.90 per bond, representing a premium of 13.2% over the bonds' nominal value.

Early redemption at the Company's option

- At any time, without limitation on price or quantity, by buying back all or some of the bonds either on or off market or by means of a public buyback or exchange offer.
- Between June 24, 2009 and December 31, 2011, all outstanding bonds may be redeemed at an early redemption price calculated in such a way that the resulting yield to maturity is equal to that which would have been obtained at maturity, i.e., a rate of 2.875%, plus accrued interest, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic average of the opening prices quoted for the Company's ordinary shares on the Eurolist market of Euronext Paris S.A. over a period of 20 trading days, exceeds 130% of such early redemption price.

Upon early redemption, the bonds may be redeemed either in cash or converted into Cap Gemini S.A. shares, at the option of the bondholders.
- At any time, for all outstanding bonds, if less than 10% of the bonds are still outstanding.

Early redemption at the option of bondholders
Bondholders may request the early redemption of all or some of their bonds in the event of a change of control of the Company.

Early repayment
At the initiative of a majority of bondholders, particularly in the event of a failure to pay sums due or to comply with other obligations set out in the documentation (beyond any "grace" periods, if applicable), cross default (in excess of a minimum threshold), liquidation, dissolution or sale of all of the Company's assets, or delisting of the Company's shares from the *Premier Marché* of Euronext Paris S.A.

An upgrade or downgrade in Cap Gemini S.A.'s credit rating would not constitute an early redemption event and would have no impact on the applicable interest rate.

Pari passu status
Cap Gemini S.A. has undertaken that the bonds will rank pari passu with all other bonds issued by the Company.

RECOGNITION OF THE "OCEANE 2005" CONVERTIBLE/ EXCHANGEABLE BOND ISSUE AT FAIR VALUE

At December 31, 2006, the liability component of the "OCEANE 2005" convertible/exchangeable bonds amounted to €411 million (€396 million at December 31, 2005).
Based on the effective interest rate of 4.5% (4.8% including issue costs), the annual interest charge recorded is €19 million, compared with a paid coupon of €4.4 million calculated on the basis of the bonds' nominal interest rate (1%).

"OCEANE 2003" convertible/exchangeable bonds issued on June 24, 2003

On June 24, 2003, Cap Gemini S.A. issued bonds convertible/ exchangeable into new or existing Cap Gemini shares, maturing on January 1, 2010 ("OCEANE 2003"). The effective issue and settlement date of the bonds was July 2, 2003.
The total amount of the issue was €460 million, represented by 9,019,607 bonds with a nominal value of €51 each. The bonds bear interest at 2.5% per year.
The terms and conditions of this issue are set out in the prospectus approved by the AMF on June 24, 2003 under the reference number 03-607.
The interest rate swap entered into in 2004 – on which Cap Gemini S.A. paid a variable rate (12-month post-fixed Euribor less 0.59%) against the fixed rate of the OCEANE convertible or exchangeable bonds (2.5%) – was amended in September 2006. The revised terms and conditions are described in Note 18 – "Derivative instruments".

SUMMARIZED MAIN TERMS AND CONDITIONS OF THE "OCEANE 2003"

Conversion and/or exchange of the bonds for shares
At any time between August 11, 2003 and the seventh business day preceding January 1, 2010.

Redemption at maturity
The bonds will be redeemed in full on January 1, 2010 in cash at par.

Early redemption at the Company's option
- At any time, without limitation on price or quantity, by buying back all or some of the bonds either on or off market or by means of a public buyback or exchange offer.
- From July 2, 2007 and until the seventh business day preceding January 1, 2010, at an early redemption price equal to par plus accrued interest, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic average of the opening quoted prices of the Company's ordinary share on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 stock exchange trading days, exceeds 125% of such early redemption price. Upon early redemption, the bonds may be redeemed either in cash or converted into Cap Gemini S.A. shares, at the option of the bondholders.

Early redemption at the option of bondholders
Bondholders may request the early redemption of all or part of their bonds in the event of a change of control of the Company.

Early repayment
At the initiative of a majority of bondholders, particularly in the event of a failure to pay sums due or to comply with other obligations set out in the documentation (beyond any "grace" periods, if applicable), cross default (in excess of a minimum threshold), liquidation, dissolution or sale of all of the Company's assets, or delisting of the Company's shares from the *Premier Marché* of Euronext Paris S.A.

An upgrade or downgrade in Cap Gemini S.A.'s credit rating would not constitute an early redemption event and would have no impact on the applicable interest rate.

Pari passu status
Cap Gemini S.A. has undertaken that the bonds will rank pari passu with all other bonds issued by the Company.

RECOGNITION OF THE "OCEANE 2003" CONVERTIBLE/ EXCHANGEABLE BOND ISSUE AT FAIR VALUE

At December 31, 2006, the liability component of the "OCEANE 2003" convertible/exchangeable bonds amounted to €427 million (€418 million at December 31, 2005).
Based on the effective interest rate of 4.8% (5.1% including issue costs), the annual interest charge recorded is €21.4 million, compared with a paid coupon of €11.5 million calculated on the basis of the bonds' nominal interest rate (2.5%).

B) Obligations under finance leases

The amount reported under this caption at December 31, 2006 corresponds mainly to the finance lease relating to the "Les Fontaines" site of the Group University located at Gouvieux and investments in Computer equipment made by Capgemini UK Plc and New Horizons Systems Solutions LP (Canada).

in millions of euros	Earliest start date of leases	Latest expiry date of leases	Weighted average interest rate	December 31, 2006
Capgemini University (Les Fontaines)	Dec. 2002	July 2014	3-month Euribor +0.75%	67
Capgemini UK Plc	Oct. 2000	Nov. 2010	Fixed rate (10.4%)	37
New Horizons System Solutions LP	Feb. 2003	Oct. 2010	Fixed rate (6.0%)	13
Other	April 1999	Nov. 2011	-	39
TOTAL SHORT- AND LONG-TERM OBLIGATIONS UNDER FINANCE LEASES				**156**

A certain number of leases included in the outsourcing contract signed with Schneider Electric on October 28, 2004 have not yet been transferred to the Group. The restatement of finance leases may lead to the recognition of additional financial debt for an estimated maximum amount of €8 million, corresponding to the total lease commitments. At December 31, 2006, these commitments are included in "Off balance sheet commitments".

C) Other financial debt

At December 31, 2006, other financial debt of €224 million mainly consists of:

- €121 million relating to the recognition in the balance sheet of carry-back tax credits (see Note 14 – "Other non-current assets").
- €65 million corresponding to the present value of the put option held by the TXU group in connection with the outsourcing contract signed in May 2004.
- €19 million in financial debt owed to TXU under the terms of the contract.
- €9 million corresponding to the present value of the put option granted to Hindustan Lever Limited in connection with the acquisition of Indigo.

D) Syndicated credit facility obtained by Cap Gemini S.A.

On November 14, 2005, Cap Gemini S.A. signed a €500 million multi-currency credit facility with a group of banks maturing on November 14, 2010 at the latest. On September 14, 2006, Cap Gemini S.A. exercised the one-year extension option on this credit facility (agreed by the banks on October 27, 2006), thereby extending its maturity to November 14, 2011.

Use of this credit facility is subject to the following conditions:

- *A margin of 0.50% as of today* (above Euribor or Libor 1 to 12 months). In addition, a utilization fee of 0.025% to 0.050% may apply for drawdowns in excess of certain amount of the credit facility. The margin may be adjusted according to the Company's credit rating.
- *A fee on undrawn amounts initially set at 35% of the margin* (i.e. currently 0.175%) that may be reduced to 30% if Cap Gemini S.A.'s rating improves.

An upgrade or downgrade of Cap Gemini S.A.'s credit rating would have no impact on the availability of this credit line.

Cap Gemini S.A. has agreed to comply with the following covenants regarding financial ratios (as defined in IFRS):

- the net financial debt to consolidated equity ratio must be less than 1 at all times;
- interest cover – i.e., the extent to which finance costs (net) adjusted for certain items are covered by consolidated operating margin – must be equal to or greater than 3 as at December 31 and June 30 of each year (based on the 12 months then ended).

At December 31, 2006, the Group complied with these financial ratios:

- Net financial debt to consolidated equity ratio is not relevant due to a positive net cash and cash equivalents situation.
- The interest cover requirement was not relevant insofar as adjusted finance costs (net) were nil.

The facility agreement includes covenants restricting the Company's ability to carry out certain operations. These covenants also apply to Group subsidiaries. They include restrictions primarily relating to:
• pledging certain assets as collateral,
• asset sales, mergers or similar transactions.

Cap Gemini S.A. also committed to standard obligations, including obtaining and retaining the necessary authorizations, maintaining insurance cover and maintaining pari passu treatment.

Lastly, the agreement contains the usual provisions relating to early repayment, including for failure to pay sums due, misrepresentation or failure to comply with other obligations included in the agreement (subject to any applicable "grace" periods), cross-defaults (in excess of a minimum threshold), insolvency and bankruptcy proceedings, change of control, or changes which would have a significant negative impact on the financial position of the Group.

At the date of this report, no drawdowns had been made on this credit facility.

III. MAIN CHARACTERISTICS OF FINANCIAL DEBT

A) Interest rates and currencies

Average interest rate on Group financial debt
In 2006, the average interest rate on the Group's financial debt was 5.3%.

Fixed rates/variable rates
At December 31, 2006, 41% of Group financial debt is at variable rates, of which 35% is capped, and 59% is at fixed rates.

Analysis of the sensitivity of net finance costs in 2006 to a rise in interest rates
The impact on gross finance costs of a theoretical 1% annual average rise in interest rates based on an annual average financial debt position, is an estimated €1 million (€6 million at December 31, 2005).
The impact on income from cash and cash equivalents of a theoretical 1% annual average rise in interest rates based on an annual average cash and cash equivalents position, is an estimated €20 million (€14 million at December 31, 2005).
Accordingly, a 1% increase in interest rates would have an estimated €19 million positive impact on net finance costs.

Effective interest rates (EIR) and maturities of financial debt

At December 31	2004		2005		2006					
	EIR	Amount (€ millions)	EIR	Amount (€ millions)	EIR	Amount (€ millions)	Within 1 year	1 to 2 years	2 to 5 years	Beyond 5 years
Short-term investments	2.20%	**1,001**	2.50%	**1,805**	3.70%	**2,460**	2,460	-	-	-
Cash	1.90%	**251**	1.90%	**416**	2.40%	**442**	442	-	-	-
Bank overdrafts	2.60%	**(20)**	2.80%	**(85)**	3.50%	**(43)**	(43)	-	-	-
CASH AND CASH EQUIVALENTS		**1,232**		**2,136**		**2,859**	2,859	-	-	-
"OCEANE 2003" bonds	5.10%	**408**	5.10%	**418**	5.10%	**427**	-	-	427	-
"OCEANE 2005" bonds	-	-	4.80%	**396**	4.80%	**411**	-	-	-	411
Drawdowns on bank and similar facilities	2.80%	**46**	6.10%	**8**	6.80%	**6**	6	-	-	-
Obligations under finance leases	4.90%	**228**	4.60%	**174**	6.00%	**156**	49	31	50	26
Other financial debt	4.60%	**266**	5.40%	**220**	5.40%	**224**	9	94	37	84
Commercial paper	-	-	2.65%	**15**	-	-	-	-	-	-
TOTAL FINANCIAL DEBT		**948**		**1,231**		**1,224**	**64**	**125**	**514**	**521**

Effective interest rates (EIR) by currency

At December 31	2006							
	Euro		US dollar		Pound sterling		Other	Total
	EIR	Amount (€ millions)	EIR	Amount (€ millions)	EIR	Amount (€ millions)	Amount (€ millions)	Amount (€ millions)
"OCEANE 2003" bonds	5.10 %	427	-	-	-	-	-	**427**
"OCEANE 2005" bonds	4.80 %	411	-	-	-	-	-	**411**
Drawdowns on bank and similar facilities	-	-	6.40%	1	-	-	5	**6**
Obligations under finance leases	3.40%	94	6.10%	11	10.40%	37	14	**156**
Other financial debt	3.90%	138	5.50%	84	-	-	2	**224**
TOTAL FINANCIAL DEBT	-	**1,070**	-	**96**	-	**37**	**21**	**1,224**

B) Fair values

At December 31 *in millions of euros*	2004 Carrying amount	2004 Fair value	2005 Carrying amount	2005 Fair value	2006 Carrying amount	2006 Fair value
ASSETS						
Short-term investments	1,001	1,001	1,805	1,805	2,460	2,460
Cash	251	251	416	416	442	442
Bank overdrafts	(20)	(20)	(85)	(85)	(43)	(43)
LIABILITIES						
"OCEANE 2003" bonds (1)	408	426	418	425	427	434
"OCEANE 2005" bonds (2)	-	-	396	350	411	364
Drawdowns on bank and similar facilities	46	46	8	8	6	6
Obligations under finance leases	228	(3) -	174	(3) -	156	(3) -
Other financial debt	266	267	220	220	224	222
Commercial paper	-	-	15	15	-	-

(1) At December 31, 2006, the fair value (stock market value) of the financial instrument amounted to €517 million, versus €465 million and €456 million, respectively, at December 31, 2005 and 2004. In view of comparison, the amounts shown as "Fair value" in the table above correspond to the debt composant of the bonds.
(2) At December 31, 2006, the fair value (stock market value) of the financial instrument amounted to €611 million, versus €496 million at December 31, 2005. In view of comparison, the amounts shown as "Fair value" in the table above correspond to the debt composant of the bonds.
(3) In view of the number and diverse types and maturities of finance leases, this information is not deemed to be relevant.

NOTE 18 – DERIVATIVE INSTRUMENTS

A) Interest rate hedges

At December 31, 2006, three interest rate hedges were outstanding in the form of swaps and options (caps and floors) on a total amount of €593 million (versus €497 million at December 31, 2005), for periods ranging from two months to eight years: the main characteristics of these contracts are as follows:

- An interest rate swap contracted by Cap Gemini S.A. on October 28, 2004 and maturing in January 2010, as a hedge of the "OCEANE 2003" convertible/exchangeable bonds. This swap covers a notional amount of €460 million over a remaining period of three years. In view of the increase in short-term interest rates in 2006 and current market forecasts through to the maturity of the "OCEANE 2003" bonds on January 1, 2010, this interest rate swap was amended on September 15, 2006. Under the revised terms of the swap contract,

Cap Gemini S.A. pays a variable rate of 3-month post-fixed Euribor (12-month post-fixed Euribor less 0.59% under the previous terms) against the fixed rate of the OCEANE bonds (2.5%). The variable rate is now capped at 3.07% (3.41% under the previous terms), while the floor is unchanged at 1.41%. The revised terms of the interest rate swap contract do not affect the zero-cost automatic deactivation clause in the event that the Company exercises its right (under certain conditions) to redeem the bonds early (the terms and conditions of the contract are set out in Note 17 – "Cash and cash equivalents" and in the prospectus approved by the AMF on June 24, 2003 under the reference number 03-607).

The measurement of this contract at market value at December 31, 2006 resulted in a loss of €5 million recorded under "Other financial income and expense, net". In the balance sheet at December 31, 2006, this contract is valued at €6 million and is included under the line "Other non-current liabilities".

- An interest rate swap contract maturing in July 2014, covering 50% of a finance lease taken out by S.A.R.L. Immobilière Les Fontaines (Capgemini University) in 2002, for a notional amount of €33 million. Under the terms of the swap, S.A.R.L. Immobilière Les Fontaines pays a fixed rate of 3.51% and receives 3-month Euribor. The measurement of this contract at market value at December 31, 2006 resulted in a gain of €1 million recorded under "Other financial income and expense, net". In the balance sheet at December 31, 2006, this contract is valued at €1 million and is included under the line "Other non-current assets".
- End of February, an interest rate swap contract covering Cap Gemini S.A.'s short-term investments, maturing in February 2007, and for a notional amount of €100 million. Under the terms of the swap, the Group pays a variable rate (Eonia) and receives a fixed rate of 2.86%.
  The measurement of this contract at market value at December 31, 2006 resulted in a loss of €0.2 million recorded under "Other financial income and expense, net". In the balance sheet at December 31, 2006, this contract is valued at €0.2 million and is included under the line "Other non-current liabilities".

B) Currency hedges

Group exposure to currency risks

The Group's exposure to currency risks arising from transactions recognized at December 31, 2006 by Group operating subsidiaries and denominated in currencies other than the functional currency, is as follows:

in millions of euros	2006 Euro	 US dollar	 Pound sterling	 Swedish krona	 Other currencies (1)
TOTAL ASSETS	**48**	**27**	**11**	**8**	**16**
TOTAL LIABILITIES	**(34)**	**(10)**	**(295)**	**(1)**	**(14)**
Exposure to currency risks before hedging	14	17	(284)	7	2
Amounts hedged	**(6)**	**(10)**	**280**	**(5)**	**(6)**
Exposure to currency risks after hedging	8	7	(4)	2	(4)

(1) Other currencies essentially include Australian and Canadian dollars, and Swiss francs.

At December 31, 2006, hedges acquired concern Cap Gemini S.A. for intercompany financing transactions, and Group subsidiary Capgemini Consulting India Private Ltd. for its subcontracting activities realized for other Group regions.

Currency hedges

At December 31, 2006, currency swaps totaled €416 million (versus €207 million at December 31, 2005), as follows:

- Hedges of commercial transactions in India expiring in 2007 and 2008 in the form of currency swaps for a total equivalent value of €90 million. The swaps relate to amounts denominated in euros, US dollars and Pounds sterling.
- Currency swaps expiring in 2007, acquired as hedges of intercompany financing transactions and concern amounts in Pounds sterling, US dollars, Australian dollars, Swedish krona and Swiss francs for a total equivalent value of €326 million.

Besides, on November 3, 2006, Cap Gemini S.A. purchased a currency option conferring the right (but not the obligation) to purchase until February 26, 2007– at a pre-set price – USD 650 million for an equivalent value of €518 million. This contract is designated to hedge a portion of the Group currency risk exposure arising from the acquisition of Kanbay in 2007 announced October 26, 2006 for 1.26 billion (see Note 28 – "Subsequent events"). Considering the acquisition of 14.7% of Kanbay on November 21, 2006, this option, expiring on February 26, 2007, hedges 60% of the remaining currency risk exposure as at December 31, 2006. The cost of this contract is recorded within "Other financial income and expense, net" in an amount of €3.3 million. At December 31, 2006, its carrying amount in the balance sheet is not material.

All of the currency hedges contracts are designated and treated as fair value or cash flow hedges, and are recorded in the balance sheet at December 31, 2006 under "Other non-current assets" in an amount of €2 million. In the statement of income, these contracts led to a €2.6 million loss, including a net finance cost of €0.3 million recorded under "Other financial income and expense, net".

NOTE 19 – PROVISIONS FOR PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Changes in provisions for pensions and other post-employment benefits can be analyzed as follows:

in millions of euros	Provisions for pensions and other post-employment benefits
December 31, 2005	**696**
Translation adjustments	3
Increase – Personnel costs	98
Decrease – Benefits and contributions	(61)
Change in actuarial gains and losses recognized in equity	(150)
Other movements	5
December 31, 2006	**591**

Provisions for pensions and other post-employment benefits at December 31, 2005 have been restated in line with the amendment to IAS 19 (see Note 2 – "Change in accounting method").

There are two categories of retirement plans:

Defined contribution plans
Defined contribution plans have been set up in the majority of European countries (France, Benelux, Germany and Central Europe, Nordic countries, Italy and Spain) as well as in the United States and Asia-Pacific countries.
These plans are funded by contributions paid to authorized agencies, which are expensed as incurred. The Group's obligation under these plans is recorded in "Accounts and notes payable".

Defined benefit plans
Two types of defined benefit plans are recognized in provisions for pensions and other post-employment benefits:
- Funded defined benefit plans. These plans exist in the United Kingdom and Canada, as well as in other regions (the United States, Ireland, Sweden, Benelux, Germany, Switzerland and France).
- Unfunded defined benefit plans. These plans correspond to retirement bonuses and healthcare coverage and mainly concern Canada, Germany and Central Europe, France, Italy and Sweden.

I. PROVISIONS FOR FUNDED DEFINED BENEFIT PLANS

A) Analysis of obligation

	2004				2005				**2006**			
in millions of euros	United Kingdom	Canada	Other	**Total**	United Kingdom	Canada	Other	**Total**	United Kingdom	Canada	Other	**Total**
Present value of obligation	993	138	72	**1,203**	1,572	212	104	**1,888**	1,647	197	113	**1,957**
Fair value of plan assets	673	132	52	**857**	1,045	182	76	**1,303**	1,212	193	84	**1,489**
FUNDING DEFICIT	**320**	**6**	**20**	**346**	**527**	**30**	**28**	**585**	**435**	**4**	**29**	**468**
o/w actuarial gains and losses recognized in equity	24	6	3	**33**	198	33	13	**244**	75	9	7	**91**
NET PROVISIONS IN THE BALANCE SHEET	**320**	**6**	**20**	**346**	**527**	**30**	**28**	**585**	**435**	**4**	**29**	**468**
Assets (1)	-	(13)	-	**(13)**	-	-	-	-	-	(3)	-	**(3)**
Liabilities	320	19	20	**359**	527	30	28	**585**	435	7	29	**471**

(1) These amounts correspond to funding surpluses in one of the Canadian plans.

At December 31, 2006, the net benefit obligation for other regions, amounting to €29 million, primarily concerns the United States (€18 million), Germany and Central Europe (€4 million), Ireland (€3 million), Benelux (€1 million) and Nordic countries (€1 million).

B) Analysis of movements in provisions

Analysis of changes in the present value of pension obligations and plan assets

in millions of euros	Present value of obligation	Fair value of plan assets	**Net provisions in the balance sheet**
At January 1, 2005	**1,203**	**(857)**	**346**
Net expense for the year:			
– Service cost	78	-	78
– Interest cost	73	-	73
– Expected return on plan assets	-	(68)	(68)
Benefits paid to employees	(31)	28	(3)
Contributions paid	-	(57)	(57)
Changes in actuarial gains and losses	313	(120)	193
Translation adjustments	63	(50)	13
Aspire Plan at transfer date (1)	178	(165)	13
Other movements	11	(14)	(3)
At December 31, 2005	**1,888**	**(1,303)**	**585**
Net expense for the year:			
– Service cost	91	-	91
– Interest cost	93	-	93
– Effect of curtailments and settlements (2)	(27)	17	(10)
– Expected return on plan assets	-	(89)	(89)
Contributions paid by employees	6	(6)	-
Benefits paid to employees	(37)	37	-
Contributions paid	-	(57)	(57)
Changes in actuarial gains and losses	(81)	(73)	(154)
Translation adjustments	6	-	6
Other movements	18	(15)	3
At December 31, 2006	**1,957**	**(1,489)**	**468**

(1) Commitments related to the signing of the Aspire contract in the UK were transferred in 2005, as the voluntary subscription period open to employees in respect of Capgemini UK Plc's retirement plan expired during the first half of 2005. At the transfer date, the previous service provider undertook to refinance the plan, concerning 1,530 employees, based on a valuation performed by actuaries.

(2) In 2006, plan curtailments and settlements essentially concern employee transfers in connection with the sale of infrastructure and network management services to British Telecom in the United Kingdom.

Service cost for the year amounts to €91 million – mainly concerning the United Kingdom (€68 million) and Canada (€12 million) – and is calculated on the basis of the assumptions detailed below.

Interest cost for the year corresponds to the discounting of the obligation in an amount of €93 million, which chiefly concerns the United Kingdom (€76 million) and Canada (€11 million) and is calculated on the basis of the assumptions detailed below.

The expected return on plan assets (€89 million) mainly concerns the United Kingdom (€72 million) and Canada (€13 million) and is calculated on the basis of the assumptions detailed below.

Benefits paid to employees, totaling €37 million, chiefly relate to the United Kingdom (€20 million) and Canada (€10 million).

Contributions to plan assets totaled €57 million during the year. The main contributors were the United Kingdom (€40 million) and Canada (€12 million).

Analysis of changes in recognized actuarial gains and losses

Changes in actuarial gains and losses reflect increases or decreases in the present value of the obligation or the fair value of the related plan assets.

Actuarial gains and losses include (i) the impacts of changes in actuarial assumptions (essentially the discount rate and expected rate of return on plan assets) and (ii) the effects of differences between the projected actuarial assumptions and actual outcomes (experience adjustments, as described in section III – "Analysis of actuarial gains and losses: experience adjustments").

The €193 million recognized actuarial loss in 2005 arises essentially from the decrease in rates used to discount obligations in the United Kingdom and Canada, and also from the adoption of a new mortality table in the United Kingdom.

The €154 million recognized actuarial gain in 2006 reflects changes in actuarial assumptions, of which €125 million is due to the 0.5-point increase in the discount rate in the United Kingdom.

C) Analysis of plan assets

The main plan asset categories can be analyzed as follows:

in millions of euros	2004	%	2005	%	2006	%
Shares	567	66	852	65	958	64
Bonds	231	27	388	30	456	31
Real estate assets	26	3	32	3	39	3
Cash and cash equivalents	21	3	14	1	16	1
Other	12	1	17	1	20	1
TOTAL	**857**	**100**	**1,303**	**100**	**1,489**	**100**

D) Employees of funded defined benefit plans

	2004	2005	2006			
	Total	Total	United Kingdom	Canada	Other	Total
Current employees	**5,991**	**10,939**	4,290	932	6,961	**12,183**
Former employees	**5,651**	**6,307**	6,207	37	1,175	**7,419**
Retirees	**811**	**936**	1,028	107	32	**1,167**
TOTAL	**12,453**	**18,182**	**11,525**	**1,076**	**8,168**	**20,769**

The increase in employees is attributable to the expansion of Group operations in India.
At December 31, 2006, total other employees are primarily based in India (6,152 employees) and the present value of the related obligation amounted to €2 million. In India, the Group has taken out an insurance contract to cover its obligation to pay bonuses to employees with at least two years' service who leave the Group.

E) Principal actuarial assumptions

Discount rate and salary inflation rate

	2004	2005	2006		
(%)			United Kingdom	Canada	Other
Discount rate	3.5 - 7.0	2.6 - 7.4	5.3	5.3	2.6 - 8.1
Salary inflation rate	1.5 - 6.0	1.5 - 6.0	3.5	3.3	1.5 - 6.0

Analysis of the expected rate of return on plan assets

	2004	2005	2006		
in millions of euros			United Kingdom	Canada	Other
Shares	4.0 - 8.6	4.8 - 8.6	8.0	8.5	6.0 - 7.3
Bonds	2.5 - 7.0	2.4 - 7.8	4.6 - 5.3	5.3	2.5 - 7.3
Real estate assets	6.3 - 6.5	6.0 - 6.5	6.5	-	5.0 - 6.3
Cash and cash equivalents	3.8	3.8	3.8	-	2.0

F) Contributions to plans in 2007

The Group expects to pay €62 million in contribution into its defined benefit pension plans in 2007.

II. PROVISIONS FOR UNFUNDED DEFINED BENEFIT PLANS

A) Analysis of obligation

	2004	2005	2006					
in millions of euros	**Total**	**Total**	France	Canada	Germany and Central Europe	Italy	Sweden	**Total**
Present value of obligation	**105**	**116**	38	34	25	15	13	**125**
Fair value of plan assets								
FUNDING DEFICIT	**105**	**116**	**38**	**34**	**25**	**15**	**13**	**125**
o/w actuarial gains and losses recognized in equity	**2**	**15**	7	3	5	-	3	**18**
Unrecognized past service costs	**(5)**	**(5)**	(5)	-	-	-	-	**(5)**
NET PROVISIONS IN BALANCE SHEET	**100**	**111**	**33**	**34**	**25**	**15**	**13**	**120**
Assets								
Liabilities	**100**	**111**	33	34	25	15	13	**120**

In France and Italy, the defined benefit plan concerns retirement bonuses. In Canada, it relates mainly to healthcare coverage, and in Germany and Central Europe chiefly concerns supplementary pension plans provided in addition to the statutory scheme.

B) Analysis of movements in obligation

in millions of euros	Present value of obligation	Fair value of plan assets	Unrecognized past service costs	**Net provision in the balance sheet**
AT JANUARY, 1 2005	**105**		**(5)**	**100**
Changes in Group structure	(11)		-	(11)
Net expense for the year:				
– Service cost	11		-	11
– Interest cost	3		-	3
Benefits paid to employees	(5)		-	(5)
Changes in actuarial gains and losses	13		-	13
Translation adjustments	3		-	3
Other movements	(3)		-	(3)
AT DECEMBER 31, 2005	**116**		**(5)**	**111**
Changes in Group structure	-		-	-
Net expense for the year:				
– Service cost	9		-	9
– Interest cost	5		-	5
– Effect of curtailments and settlements	(1)		-	(1)
Benefits paid to employees	(4)		-	(4)
Changes in actuarial gains and losses	4		-	4
Translation adjustments	(3)		-	(3)
Other movements	(1)		-	(1)
AT DECEMBER 31, 2006	**125**		**(5)**	**120**

Service cost for the year, amounting to €9 million, relates to Italy (€3 million), Canada (€3 million), France (€2 million) and Germany and Central Europe (€1 million).

Benefits paid to employees mainly concern Italy (€2 million), Canada (€1 million) and Germany and Central Europe (€1 million).

Analysis of recognized actuarial gains and losses

Actuarial losses for the year include the impact in France of the social security financing law published on December 22, 2006.

C) Employees of unfunded defined benefit plans

	2004	2005	2006					
	Total	**Total**	France	Canada	Germany and Central Europe	Italy	Sweden	**Total**
Current employees	**23,767**	**19,989**	20,086	1,864	400	1,271	32	**23,653**
Former employees	**986**	**1,148**	-	74	100	-	811	**985**
Retirees	**116**	**120**	-	214	57	-	11	**282**
TOTAL	**24,869**	**21,257**	**20, 086**	**2,152**	**557**	**1,271**	**854**	**24,920**

D) Principal actuarial assumptions

	2004	2005	2006				
(%)			France	Canada	Germany and Central Europe	Italy	Sweden
Discount rate	4.4 - 6.0	3.7 - 6.0	4.2	5.3	4.5	4.4	3.9
Salary inflation rate	1.5 - 4.8	2.0 - 4.5	1.5	3.3	2.0	4.5	2.0

III. ANALYSIS OF ACTUARIAL GAINS AND LOSSES: EXPERIENCE ADJUSTMENTS

This analysis concerns both funded and unfunded defined benefit plans.

Experience adjustments are the effects of differences between the projected actuarial assumptions and what has actually occurred.

The amounts relating to the current year and the prior years presented break down as follows:

in millions of euros	2004	2005	2006
Experience adjustment on liabilities (1)	17	37	37
Experience adjustment on assets (2)	27	112	50

(1) + : liabilities increase / - : liabilities decrease
(2) + : assets increase / - : assets decrease

The experience adjustments chiefly concern the United Kingdom and Canada.

IV. SENSITIVITY TO CHANGES IN HEALTHCARE ASSISTANCE COSTS

Healthcare assistance costs exclusively concern Canada. In 2004, 2005 and 2006, a 1% change in healthcare assistance costs would have an impact of approximately €1 million in the statement of income (service cost and interest cost), and an impact of between a negative €4 million and a positive €5 million in the balance sheet.

NOTE 20 – CURRENT AND NON-CURRENT PROVISIONS

Changes in current and non-current provisions can be analyzed as follows:

in millions of euros	2005	2006
AT JANUARY 1	**39**	**34**
Additions	18	73
Reversals (utilization of provisions)	(18)	(9)
Reversals (surplus provisions)	(10)	(3)
Other	5	3
AT DECEMBER 31	**34**	**98**

At December 31, 2006, current and non-current provisions mainly concerned risks relating to projects and contracts amounting to €88 million and risks relating to tax and labor disputes in an amount of €10 million (€6 million at December 31, 2005).

NOTE 21 – OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily relate to restructuring costs concerning real estate streamlining measures mainly implemented in previous years in the United States and United Kingdom, the non-current portion of the special employee profit-sharing reserve in France as well as interest rate hedges (see Note 18 – "Derivative instruments").

NOTE 22 – ACCOUNTS AND NOTES PAYABLE

Total accounts and notes payable excluding advances received from customers (as presented separately), break down as follows:

At December 31 *(in millions of euros)*	2004	2005	2006
Accounts payable	534	735	817
Accrued taxes other than on income	251	294	306
Personnel costs	697	787	858
Other	62	65	38
TOTAL	**1,544**	**1,881**	**2,019**

The change in accounts and notes payable is directly in line with movements in "Purchases and sub-contracting expenses" and "Personnel costs", and reflects the growth in the Group's business.

NOTE 23 – OTHER PAYABLES AND INCOME TAXES

At December 31 *(in millions of euros)*	2004	2005	2006
Taxes payable	56	47	65
Other payables	37	19	48
TOTAL	**93**	**66**	**113**

Other payables include the current portion of the special employee profit-sharing reserve and other current liabilities. The year-on-year change reflects employee profit-sharing in France and the balance outstanding on the acquisition of the FuE group in Germany.

NOTE 24 – GROUP MANAGEMENT COMPENSATION

The table below provides a breakdown of compensation due to members of the Group Management team (24 members at December 31, 2006 against 20 members at December 31, 2005).

in thousands of euros	2005	2006
Short-term benefits excluding employer payroll taxes (1)	14,632	17,693
Short-term benefits: employer payroll taxes	2,451	3,257
Post-employment benefits (2)	504	497
Share-based payment (3)	973	1,527

(1) Includes gross wages and salaries, bonuses, profit-sharing, directors' fees and advantages in kind.
(2) This amount mainly includes statutory retirement indemnities.
(3) This amount corresponds to the annual expense relating to the award of stock options.

NOTE 25 – OFF BALANCE SHEET COMMITMENTS

A) Commitments given

At December 31 *(in millions of euros)*	2004	2005	2006
On non-cancelable leases	1,078	1,046	867
On suppliers contracts	70	89	91
Other commitments given	75	44	42
TOTAL	**1,223**	**1,179**	**1,000**

• The Group's commitments under non-cancelable leases can be analyzed as follows:

in millions of euros	Computer equipment	Offices	Vehicles	Other	Total
y+1	31	146	50	6	233
y+2	17	131	37	7	192
y+3	7	110	21	4	142
y+4	2	87	6	-	95
y+5	2	69	-	-	71
y+6 and subsequent years	-	134	-	-	134
TOTAL AT DECEMBER 31, 2006	**59**	**677**	**114**	**17**	**867**
TOTAL AT DECEMBER 31, 2005	**100**	**817**	**117**	**12**	**1,046**
TOTAL AT DECEMBER 31, 2004	**69**	**888**	**112**	**9**	**1,078**

At December 31, 2006, commitments relating to non-cancelable leases were mainly given in the United Kingdom (€149 million), Benelux (€146 million), France (€140 million), Germany and Central Europe (€122 million) and North America (€105 million). Lease payments recognized in the income statement during the year totaled €229 million.

The year-on-year decrease in commitments under computer equipment leases reflects the expiry of a certain number of contracts in 2006, notably in the United Kingdom and France.

Office lease terms depend on the geographic area and vary between five and twenty-five years. Vehicle leases are short-term contracts of three to five years. The year-on-year change in 2006 in commitments under non-cancelable office leases essentially reflects the streamlining of the Group's real estate assets.

- Commitments given on suppliers contracts primarily represent purchase orders to be issued under global purchase contracts.
- Other commitments given relate mainly to:
  – bank guarantees given to the tax authorities in connection with tax disputes in France and Spain;
  – commitments relating to employees in the Netherlands and Sweden.

B) Commitments given and received on minority interests

On April 12, 2005, the Group entered into an alliance with the Japanese group NTT Data Corporation to sell 95% of its stake in Capgemini Japan K.K. for €30 million. The sale agreement granted a put option to the Capgemini Group on its residual 5% interest in Zacatii Consulting Inc. (formerly Capgemini Japan K.K.) and a call option to NTT Data Corporation in relation to the same shares. These options are exercisable for a period of two years as from July 14, 2008 at the higher of the market value of the shares at the exercise date and the valuation of the shares as determined based on the initial transaction cost (i.e., €1 million for the residual 5% stake in Zacatii Consulting Inc. at December 31, 2006).

C) Commitments given on clients' contracts

For various large contracts signed by Group entities, the Group has provided performance and/or financial guarantees, in particular concerning the "Aspire" contract signed with the UK Inland Revenue on January 5, 2004 for an estimated amount of £3 billion, the TXU contract signed on May 17, 2004 for USD 3.5 billion, the Schneider Electric Industries SAS contract signed on October 28, 2004 for €1.6 billion, Metropolitan Police for £350 million and the framework contract of Euroclear.
The Group has also provided limited financial guarantees, relating to client contracts, for a total amount of €91 million at December 31, 2006.
Certain clients have been granted bank guarantees given by the Group for a global amount of €55 million at December 31, 2006.

In addition to the standard clauses, the outsourcing contract signed with TXU Energy Company LLC and TXU Electric Delivery Company (formerly Oncor Electric Delivery Company) entitles the TXU group to terminate the contract if the Group's corporate credit rating is downgraded to below investment grade. The contract nevertheless remained in force following the downgrade of the Group's credit rating by Standard & Poor's on January 7, 2005.

D) Financial debts secured by assets

Some financial debts are secured by assets recorded in the balance sheet. At December 31, 2006, these borrowings included €156 million relating to obligations under finance leases, and €121 million relating to the reinstatement in the balance sheet of carry-back tax credits (see Note 17 – "Net cash and cash equivalents", Note 12 – "Property, plant and equipment" and Note 14 – "Other non-current assets").

NOTE 26 – SEGMENT INFORMATION

I. SEGMENT REPORTING BY GEOGRAPHIC AREA

The Group has operations in the following eight geographic areas:

Geographic area	Countries
North America	Canada, Mexico, United States
United Kingdom and Ireland	Ireland, United Kingdom
Nordic countries	Denmark, Finland, Norway, Sweden
Benelux	Belgium, Luxembourg, Netherlands
Germany and Central Europe	Austria, Germany, Poland, Switzerland and other eastern European countries
France	France
Southern Europe	Italy, Portugal, Spain
Asia-Pacific	Australia, China, India

A) Analysis of results by geographic area

Results for 2006 break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	Total
REVENUES											
- external	1,341	2,126	441	1,046	514	1,816	339	77	-	-	7,700
- inter-geographic area	12	48	23	45	60	74	28	130		(420)	
TOTAL REVENUES	**1,353**	**2,174**	**464**	**1,091**	**574**	**1,890**	**367**	**207**	**-**	**(420)**	**7,700**
OPERATING MARGIN	**72**	**164**	**32**	**142**	**52**	**5**	**15**	**13**	**(48)**	**-**	**447**
%	*5.4*	*7.7*	*7.4*	*13.5*	*10.2*	*0.3*	*4.4*	*16.4*	-	-	5.8
OPERATING PROFIT/(LOSS)	**66**	**127**	**29**	**131**	**40**	**(30)**	**9**	**11**	**(49)**	**-**	**334**
Finance costs, net											(10)
Other financial income and expense, net											(18)
Income tax expense											(13)
PROFIT FOR THE YEAR											**293**
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT											**293**

(1) Items not allocated correspond to headquarters' expenses.

Operating margin improved in all geographic areas except France, where the overall profitability of the Consulting Services and Technology Services businesses is not sufficient to offset the impact of difficulties encountered on the Schneider Electric contract (delays in the delivery of the Global Core System, and the greater-than-expected complexity of its future operation).

As regards other operating income and expense for the year, refer to Note 6 – "Other operating income and expense, net".

Results for 2005 break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	Total
REVENUES											
– external	1,353	1,738	415	956	443	1,666	310	73	-	-	6,954
– inter-geographic area	17	50	17	49	42	67	22	70	-	(334)	-
TOTAL REVENUES	**1,370**	**1,788**	**432**	**1,005**	**485**	**1,733**	**332**	**143**	**-**	**(334)**	**6,954**
OPERATING MARGIN	**(26)**	**67**	**24**	**101**	**36**	**44**	**9**	**9**	**(39)**	**-**	**225**
%	*(1.9)*	*3.8*	*5.9*	*10.6*	*8.2*	2.6	2.9	*12.1*	-	-	3.2
OPERATING PROFIT/(LOSS)	**20**	**56**	**14**	**85**	**50**	**16**	**5**	**8**	**(40)**	**-**	**214**
Finance costs, net											(24)
Other financial income and expense, net											(14)
Income tax expense											(35)
PROFIT FOR THE YEAR											**141**
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT											**141**

(1) Items not allocated correspond to headquarters' expenses.

Results for 2004 break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	Total
REVENUES											
– external	1,351	1,288	391	857	477	1,479	299	93	-	-	6,235
– inter-geographic area	13	35	12	45	23	64	12	50	-	(254)	-
TOTAL REVENUES	**1,364**	**1,323**	**403**	**902**	**500**	**1,543**	**311**	**143**	**-**	**(254)**	**6,235**
OPERATING MARGIN	**(108)**	**8**	**1**	**46**	**15**	**54**	**(10)**	**3**	**(33)**	**-**	**(24)**
%	*(8.0)*	*0.6*	*0.3*	*5.4*	*3.1*	*3.6*	*(3.3)*	*3.2*	-	-	*(0.4)*
OPERATING PROFIT/(LOSS)	**(149)**	**(26)**	**(15)**	**(2)**	**(6)**	**(10)**	**(41)**	**1**	**(33)**	**-**	**(281)**
Finance costs, net											(28)
Other financial income and expense, net											1
Income tax expense											(226)
LOSS FOR THE YEAR											**(534)**
LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT											**(534)**

(1) Items not allocated correspond to headquarters' expenses.

B) Analysis of depreciation, amortization and other expenses with no cash impact

Depreciation, amortization and other expenses with no cash impact break down as follows for 2006:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated	Total
Depreciation and amortization expense	(31)	(54)	(7)	(17)	(21)	(25)	(5)	(6)	(1)	(167)
Additions to provisions, net (1)	(2)	(6)	-	(2)	(10)	(42)	(1)	(2)	-	(65)
TOTAL	**(33)**	**(60)**	**(7)**	**(19)**	**(31)**	**(67)**	**(6)**	**(8)**	**(1)**	**(232)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

Depreciation, amortization and other expenses with no cash impact break down as follows for 2005:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated	Total
Depreciation and amortization expense	(47)	(47)	(8)	(25)	(24)	(25)	(4)	(5)	(1)	(186)
Additions to provisions, net (1)	1	(1)	-	(1)	-	(10)	(1)	1	-	(11)
TOTAL	**(46)**	**(48)**	**(8)**	**(26)**	**(24)**	**(35)**	**(5)**	**(4)**	**(1)**	**(197)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

Depreciation, amortization and other expenses with no cash impact break down as follows for 2004:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allo-cated	Total
Depreciation and amortization expense	(49)	(60)	(9)	(28)	(32)	(27)	(5)	(4)	(1)	(215)
Additions to provisions (1)	(2)	(1)	-	(2)	(3)	(3)	(1)	(3)	-	(15)
TOTAL	**(51)**	**(61)**	**(9)**	**(30)**	**(35)**	**(30)**	**(6)**	**(7)**	**(1)**	**(230)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

C) Analysis of assets and liabilities by geographic area

The location of assets corresponds to the location of the Group's clients, except for those concerning outsourcing centers such as in India. At December 31, 2006, assets and liabilities break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allo-cated	Eli-mina-tions	Total
Assets by geographic area:											
– external	748	1,053	316	883	420	1,455	193	103	166	-	5,337
– inter-geographic area	10	22	6	21	16	49	6	25	23	(178)	-
TOTAL ASSETS BY GEOGRAPHIC AREA	**758**	**1,075**	**322**	**904**	**436**	**1,504**	**199**	**128**	**189**	**(178)**	**5,337**
Deferred income tax assets											888
Recoverable income tax											20
Short-term investments											2,460
Derivative instruments (1)											3
TOTAL ASSETS											**8,708**
Liabilities by geographic area:											
– external	566	1,214	195	262	203	953	136	50	19	-	3,598
– inter-geographic area	40	33	15	25	15	39	8	(8)	10	(177)	-
TOTAL LIABILITIES BY GEOGRAPHIC AREA	**606**	**1,247**	**210**	**287**	**218**	**992**	**144**	**42**	**29**	**(177)**	**3,598**
Total equity											3,697
Deferred income tax liabilities											118
Current income tax liabilities											65
Financial debt											1,224
Derivative instruments (1)											6
TOTAL EQUITY AND LIABILITIES											**8,708**

(1) Interest rate hedges (see Note 18 – "Derivative instruments").

At December 31, 2005, assets and liabilities break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allo-cated	Eli-mina-tions	**Total**
Assets by geographic area:											
– external (1)	674	981	257	899	348	1,348	201	71	178	-	4,957
– inter-geographic area	22	22	9	19	15	65	9	18	36	(215)	-
TOTAL ASSETS BY GEOGRAPHIC AREA	**696**	**1,003**	**266**	**918**	**363**	**1,413**	**210**	**89**	**214**	**(215)**	**4,957**
Deferred income tax assets (1)											828
Recoverable income tax											21
Short-term investments											1,805
TOTAL ASSETS											**7,611**
Liabilities by geographic area:											
– external (1)	634	1,100	159	321	174	864	143	38	28	-	3,461
– inter-geographic area	41	46	11	32	18	45	10	(1)	10	(212)	-
TOTAL LIABILITIES BY GEOGRAPHIC AREA	**675**	**1,146**	**170**	**353**	**192**	**909**	**153**	**37**	**38**	**(212)**	**3,461**
Total equity (1)											2,750
Deferred income tax liabilities											121
Current income tax liabilities											47
Financial debt											1,231
Derivative instruments											1
TOTAL EQUITY AND LIABILITIES											**7,611**

(1) Total assets and liabilities by geographic area have been restated in accordance with the amendment to IAS 19 (see Note 2 – "Change in accounting method").

At December 31, 2004, assets and liabilities break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allo-cated	Eli-mina-tions	**Total**
Assets by geographic area:											
– external (1)	687	1,010	299	814	383	1,210	209	57	158	-	4,827
– inter-geographic area	29	23	6	21	11	35	6	15	21	(167)	-
TOTAL ASSETS BY GEOGRAPHIC AREA	**716**	**1,033**	**305**	**835**	**394**	**1,245**	**215**	**72**	**179**	**(167)**	**4,827**
Deferred income tax assets (1)											778
Recoverable income tax											29
Short-term investments											1,001
Derivative instruments											1
TOTAL ASSETS											**6,636**
Liabilities by geographic area:											
– external (1)	465	757	178	225	202	757	161	34	2	-	2,781
– inter-geographic area	36	23	7	23	31	23	8	9	3	(163)	-
TOTAL LIABILITIES BY GEOGRAPHIC AREA	**501**	**780**	**185**	**248**	**233**	**780**	**169**	**43**	**5**	**(163)**	**2,781**
Total equity (1)											2,756
Deferred income tax liabilities											95
Current income tax liabilities											56
Financial debt											948
TOTAL EQUITY AND LIABILITIES											**6,636**

(1) Total assets and liabilities by geographic area have been restated in accordance with the amendment to IAS 19 (see Note 2 – "Change in accounting method").

D) Analysis of acquisitions of intangible assets and property, plant and equipment

Acquisitions of intangible assets and property, plant and equipment can be analyzed as follows:

in millions of euros	2004	2005	2006
North America	35	38	31
United Kingdom and Ireland	61	27	47
Nordic countries	8	8	4
Benelux	20	9	6
Germany and Central Europe	54	20	26
France	29	24	30
Southern Europe	2	8	4
Asia-Pacific	7	8	13
TOTAL	**216**	**142**	**161**

The acquisition cost of intangible assets and property, plant and equipment reported in the balance sheet for 2006 is different from the figure provided in the cash flow statement (€101 million) which excludes transactions with no cash impact (e.g. acquisitions of assets held under finance leases).

II. SEGMENT REPORTING BY BUSINESS SEGMENTS

The Group's services are organized into four businesses:

Consulting Services, which involves helping to enhance the performance of organizations, based on in-depth knowledge of client industries and processes.
Technology Services, which involves integrating IT systems and applications that enable the planning, design, management and development of IT systems and applications.
Outsourcing Services, which involves managing all or part of a company's IT or business process needs ("Business Process Outsourcing").
Local Professional Services, which involves providing IT assistance and expertise within client companies.

Revenues break down as follows by business:

	2004		2005		2006	
in millions of euros	Amount	%	Amount	%	Amount	%
Consulting Services	1,027	16	918	13	851	11
Technology Services	2,163	35	2,307	33	2,619	34
Outsourcing Services	2,034	33	2,611	38	3,008	39
Local Professional Services	1,011	16	1,118	16	1,222	16
TOTAL	**6,235**	**100**	**6,954**	**100**	**7,700**	**100**

Operating margin breaks down as follows by business:

	2004		2005		2006	
in millions of euros	Amount	%	Amount	%	Amount	%
Consulting Services	10	1.1	41	4.5	86	10.1
Technology Services	(44)	(2.0)	118	5.1	196	7.5
Outsourcing Services	(40)	(2.0)	3	0.1	93	3.1
Local Professional Services	83	7.8	102	9.1	120	9.8
Not allocated	(33)	-	(39)	-	(48)	-
TOTAL	**(24)**	**(0.4)**	**225**	**3.2**	**447**	**5.8**

NOTE 27 – NUMBER OF EMPLOYEES

A) Average number of employees

The breakdown of average headcount across the Group's geographic areas is as follows:

	2004		2005		2006	
	Employees	%	Employees	%	Employees	%
North America	8,338	15	7,381	12	6,272	10
United Kingdom and Ireland	7,471	13	8,668	15	8,894	14
Nordic countries	3,652	6	3,439	6	3,480	5
Benelux	8,356	15	8,402	14	8,807	14
Germany and Central Europe	3,256	6	3,487	6	4,336	7
France	18,443	32	19,196	32	19,924	31
Southern Europe	5,210	9	5,246	9	5,982	9
Asia-Pacific	2,509	4	3,762	6	6,167	10
Not allocated	152	-	153	-	151	-
TOTAL	**57,387**	**100**	**59,734**	**100**	**64,013**	**100**

B) Number of employees at December 31

The breakdown of headcount at the year end across the Group's geographic areas is as follows:

At December 31	2004		2005		2006	
	Employees	%	Employees	%	Employees	%
North America	8,893	15	6,351	10	6,441	10
United Kingdom and Ireland	8,534	14	8,826	15	8,785	13
Nordic countries	3,485	6	3,429	6	3,608	5
Benelux	8,306	14	8,613	14	9,014	13
Germany and Central Europe	3,390	6	3,732	6	5,137	8
France	18,508	31	19,714	32	20,287	30
Southern Europe	5,151	9	5,591	9	6,235	9
Asia-Pacific	2,901	5	4,628	8	8,231	12
Not allocated	156	-	152	-	151	-
TOTAL	**59,324**	**100**	**61,036**	**100**	**67,889**	**100**

NOTE 28 – SUBSEQUENT EVENTS

- In the dispute between Cap Gemini S.A. and Georges Cohen, the former managing director of Transiciel (acquired by the Company in 2003 through a public exchange offer whose exchange ratio was challenged by Georges Cohen), the Paris Commercial Court rejected all of the plaintiff's demands in a judgement handed down on January 19, 2007. Georges Cohen has signaled his intention to appeal the judgement.

- On February 8, 2007, Kanbay's Annual Shareholders' Meeting approved the company's acquisition by Capgemini in accordance with the terms and conditions of the agreement announced on October 26, 2006.
  Capgemini agreed to pay a consideration of USD 29 per share – including Kanbay stock options, share warrants and preferred shares – thereby valuing the transaction at USD 1.26 billion.

Founded in 1989 and listed on the Nasdaq since 2004, Kanbay provides highly integrated management consulting, technology integration & development and outsourcing solutions through its single global delivery platform specialized mainly in financial services and consumer products, but also covering the telecommunications, media, life sciences and travel and leisure sectors.

In 2005, Kanbay recorded revenues of USD 230.5 million and operating profit of USD 41.3 million. For 2006, preliminary revenues and net income (unaudited) stands respectively at USD 414.0 million and USD 34.3 million (figures in US GAAP).

As at end-October 2006, Kanbay had a worldwide headcount of approximately 6,900, including 5,000 employees in India and 1,600 employees in North America. Kanbay is a CMM Level 5 assessed company (the universal Capability Maturity Model,

used by organizations to identify best practices in software development and maintenance) headquartered in Rosemont, Illinois. It has offices in North America, London, Singapore, Hong Kong, Tokyo and Melbourne, and owns production sites in India at Pune, Hyderabad, Chennai and Bangalore.

A detailed description of Kanbay and its activities may be obtained from the company's 10-K filing for 2005 from the SEC's website at www.sec.gov, or the "Investor Relations" section of Kanbay's website at www.kanbay.com.

- On February 8, 2007, Sogeti USA acquired Chicago-based company Software Architects. Software Architects has a total headcount of 500 and operations in 10 American cities. In 2005, the company posted revenues and profit of USD 66 million and USD 4 million, respectively. In 2006, revenues came in at USD 68 million (figures in US GAAP).

- At the Annual Shareholders' Meeting, the Board of Directors will recommend a dividend payment of €0.70 per share for 2006.

NOTE 29 – LIST OF CONSOLIDATED COMPANIES BY COUNTRY

At December 31, 2006 a total of 109 companies were consolidated by the Group.

Country	Consolidated company	% interest	Consolidation method
GERMANY	Capgemini Deutschland GmbH (Berlin)	100.0%	FC
	Capgemini Deutschland Holding GmbH	100.0%	FC
	Capgemini Systems GmbH (Stuttgart)	100.0%	FC
	SD&M Software Design and Management AG (Münich)	100.0%	FG
	Plecto AG (Traustein)	100.0%	FC
	Sogeti Deutschland GmbH (Berlin)	100.0%	FC
	Cap Gemini Telecom Media & Networks Deutschland GmbH	100.0%	FC
	FuE-Future Engineering Gmbh	100.0%	FC
	FuE-Future Engineering & Consulting Gmbh	100.0%	FC
	Computer Konzept EDV Beratung und Betreuung Gmbh	100.0%	FC
AUSTRALIA	Capgemini Australia Pty Ltd.	100.0%	FC
	Capgemini Business Services Australia Pty Ltd.	100.0%	FC
AUSTRIA	Capgemini Consulting Österreich AG	100.0%	FC
BELGIUM	Capgemini Belgium N.V/S.A.	100.0%	FC
	Sogeti Belgium S.A.	100.0%	FC
	Sogeti NV/SA (Belgium)	100.0%	FC
	Sogeti International S.A.	100.0%	FC
CANADA	Capgemini New Brunswick Inc.	100.0%	FC
	Capgemini Nova Scotia Ltd.	100.0%	FC
	Capgemini Canada Inc.	100.0%	FC
	Inergi Inc.	100.0%	FC
	Inergi LP	100.0%	FC
	New Horizons System Solutions LP	100.0%	FC
	New Horizons System Solutions Inc.	100.0%	FC
CHINA	Capgemini (Shanghai) Co. Ltd.	100.0%	FC
	Capgemini Hong Kong Ltd.	100.0%	FC
	Capgemini Business Services (China) Ltd.	100.0%	FC
	Capgemini Business Services (Asia) Ltd.	100.0%	FC
DENMARK	Capgemini Danmark AS	100.0%	FC
	Sogeti Danmark	100.0%	FC
SPAIN	Capgemini España, S.L.	100.0%	FC
	Sogeti España S.L.	100.0%	FC
	InQA Test Labs SL	100.0%	FC
	QAlis Solutions SL	100.0%	FC
UNITED STATES	Capgemini America Inc.	100.0%	FC
	Capgemini Applications Services LLC	100.0%	FG
	Capgemini Financial Services LLC	100.0%	FC
	Capgemini U.S. Consulting B.V.	100.0%	FC
	Capgemini Holding Inc.	100.0%	FC
	Capgemini U.S. LLC	100.0%	FC
	Capgemini North America Inc.	100.0%	FC
	Capgemini Technologies LLC	100.0%	FC
	Capgemini Government Solutions LLC	100.0%	FC
	Capgemini Energy GP LLC	100.0%	FC
	Capgemini Energy Holdings LLC	100.0%	FC
	Capgemini Energy LP	97.1%	FC
	Sogeti USA LLC	100.0%	FC
FINLAND	Capgemini Finland Oy	100.0%	FC

FC = Full consolidation

Country	Consolidated company	% interest	Consolidation method
FRANCE	Cap Gemini S.A.	Parent company	FC
	Capgemini France S.A.S	100.0%	FC
	Capgemini Gouvieux S.A.S	100.0%	FC
	Capgemini Service S.A.S.	100.0%	FC
	Capgemini Université S.A.S	100.0%	FC
	Immobilière Les Fontaines S.A.R.L.	100.0%	FC
	SCI Béhoust	100.0%	FC
	SCI Paris Etoile	100.0%	FC
	Capgemini Consulting S.A.S.	100.0%	FC
	Capgemini Finance et Services S.A.S.	100.0%	FC
	Capgemini Industrie et Distribution S.A.S.	100.0%	FC
	Capgemini Est S.A.S.	100.0%	FC
	Capgemini Ouest S.A.S.	100.0%	FC
	Capgemini Sud S.A.S.	100.0%	FC
	Capgemini Outsourcing Services S.A.S.	100.0%	FC
	Capgemini OS Electric S.A.S.	100.0%	FC
	Cap Gemini Telecom & Media S.A.S	100.0%	FC
	Sogeti S.A.S.	100.0%	FC
	Sogeti Infrastructure Service S.A.S.	100.0%	FC
	Sogeti Application Service S.A.S.	100.0%	FC
	Sogeti Régions S.A.S	100.0%	FC
	Sogeti Services S.A.S.	100.0%	FC
	Sogeti High Tech	100.0%	FC
	Chryseis Micro et Réseaux E.U.R.L.	100.0%	FC
UNITED KINGDOM	Capgemini UK Plc	100.0%	FC
	CGS Holdings Ltd.	100.0%	FC
	Sogeti UK	100.0%	FC
HUNGARY	Capgemini Magyarorszag Kft	100.0%	FC
INDIA	Capgemini Consulting India Private Ltd.	100.0%	FC
	InQA Test Labs Private Ltd (India)	100.0%	FC
	Unilever Shared Service Ltd	51.0%	FC
IRELAND	Sogeti Ireland Ltd.	100.0%	FC
ITALY	Capgemini Italia S.p.A.	100.0%	FC
LUXEMBOURG	Sogeti Luxembourg S.A.	100.0%	FC
	Capgemini Reinsurance Company S.A.	100.0%	FC
	Sogeti PSF Luxembourg S.A.	100.0%	FC
MEXICO	Capgemini Mexico S. de R.L. de C.V.	100.0%	FC
NORWAY	Capgemini Norge AS	100.0%	FC

FC = Full consolidation

Country	Consolidated company	% interest	Consolidation method
NETHERLANDS	Capgemini Outsourcing B.V.	100.0%	FC
	Capgemini Interim Management B.V	100.0%	FC
	Capgemini Nederland B.V.	100.0%	FC
	Capgemini Sourcing B.V.	100.0%	FC
	Capgemini Educational Services B.V.	100.0%	FC
	Capgemini N.V.	100.0%	FC
	Paul Postma Marketing Consultancy B.V.	100.0%	FC
	Capgemini Datacenter Amsterdam B.V.	100.0%	FC
	Sogeti Nederland B.V.	100.0%	FC
	Capgemini International B.V.	100.0%	FC
	Cap Gemini Telecom Media & Networks Nederland B.V.	100.0%	FC
POLAND	Capgemini Polska Sp z.o.o.	100.0%	FC
PORTUGAL	Capgemini Portugal, Serviços de Consultoria e Informatica S.A.	100.0%	FC
CZECH REPUBLIC	Capgemini Czech Republic S.r.o.	100.0%	FC
SERBIA	Capgemini d.o.o (Serbia and Montenegro)	100.0%	FC
SINGAPORE	Capgemini Asia Pacific Pte Ltd.	100.0%	FC
SLOVAKIA	Capgemini Slovensko, s.r.o.	100.0%	FC
SWEDEN	Capgemini AB	100.0%	FC
	Capgemini Sverige AB	100.0%	FC
	Sogeti Sverige AB	100.0%	FC
SWITZERLAND	Capgemini Suisse S.A. (Zurich)	100.0%	FC
	SD&M Schweiz AG (Zurich)	100.0%	FC
	Sogeti Suisse S.A.	100.0%	FC

FC = Full consolidation

CAP GEMINI S.A. SUMMARIZED FINANCIAL STATEMENTS

The Statutory's Auditors' report of February 15, 2007 on the full parent company financial statements, including the notes thereto, are free from qualification. These documents are available upon request from the Company.

SUMMARIZED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

in millions of euros	2004	2005	2006
Operating revenue	130	162	183
Operating expenses	(42)	(29)	(35)
OPERATING INCOME	88	133	148
Interest income/(expenses), net	(756)	28	21
Other income and expenses, net	(324)	(9)	3
Income tax	43	21	23
NET INCOME/(LOSSES)	(949)	173	195

SUMMARIZED BALANCE SHEETS

AS OF DECEMBER 31, 2004, 2005 AND 2006

in millions of euros	2004	2005	2006
ASSETS			
Non-current assets	6 251	6 013	6 533
Current assets	804	1 703	1 977
Other assets	7	81	70
TOTAL ASSETS	7 062	7 797	8 580
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders'equity	6 433	6 611	7 268
Provisions	10	11	17
Long and short-term debt	482	1 148	1 272
Other liabilities	137	27	23
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	7 062	7 797	8 580

FIVE-YEAR FINANCIAL SUMMARY

in millions of euros	2002	2003	2004	2005	2006
I - SHARE CAPITAL AT YEAR-END					
Share capital	1 004	1 049	1 051	1 053	1 153
Number of common shares outstanding	125 479 105	131 165 349	131 383 178	131 581 978	144 081 808
Maximum number of future shares to be created:					
- through exercise of share warrants	10 951 340	10 004 465	12 289 150	13 101 800	10 518 710
- through conversion of convertible bonds	-	9 019 607	9 019 607	20 830 417	(1) 20 830 416
- through warrants related to Transiciel acquisition	-	503 602	508 600	315 790	(2) -
II - OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	162	136	130	162	183
Operating revenue and financial revenue	248	175	876	547	376
Income before taxes, amortization and provisions	(1 523)	108	(491)	395	202
Income tax	(92)	(4)	(43)	(21)	(23)
Net income / (losses)	(4 135)	(42)	(949)	173	195
Distributed income	0	0	0	66	(3) 101
III - EARNINGS PER SHARE (in euros)					
Earnings after taxes, but before amortization and provisions	(11,40)	0,86	(3,41)	3,16	1,56
Net earnings	(32,96)	(0,32)	(7,22)	1,31	1,35
Dividend per share, net	0	0	0	0,50	(3) 0,70
IV - EMPLOYEE DATA					
Average number of employee during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

(1) Cap Gemini S.A. decided to neutralize in full the potential dilutive impact of the OCEANE bonds issued on June 24, 2003 and due January 1, 2010, through the acquisition from Société Générale in June 2005 of a call option on a number of shares equal to the underlying number of shares of this OCEANE, and with an exercise price and maturity matching those of the OCEANE.

(2) 312 127 Cap Gemini shares have been created in august 2006 following the exercice of the warrants issued in the context of the Transiciel acquisition

(3) Subject to approval by the Extraordinary Shareholders' Meeting of April 26, 2007 (April 10, 2007 on first call).

CHANGES ON SHAREHOLDERS' EQUITY

in millions of euros	December 31, 2005	Net income appropriation 2005	Other changes	December 31, 2006
Share capital	1 053	-	100	1 153
Additional paid-in-capital	5 074	-	428	5 502
Legal reserve	80	5	20	105
Untaxed reserves	-	-	-	-
Other reserves	231	-	(20)	211
Retained earnings	-	102	-	102
Dividends paid	-	66	(66)	-
Net income / (losses)	173	(173)	195	195
TOTAL	6 611	0	657	7 268

III - SUBSIDIARIES AND INVESTMENTS

in millions of euros	Capital	Other shareholders' equity (including net income for the year)	% interest	Number of shares owned	Book value of shares		Loans & advances granted	Guarantees given (1)	2006 Revenue	Dividends received
					Gross	Net				
SUBSIDIARIES										
Capgemini North America Inc	1	1 754	100,00%	982 000	5 515	1 247	129	-	3	-
CGS HOLDINGS Ltd	791	1	100,00%	558 777 061	721	721	-	-	-	-
Gemini Consulting Holding Ltd	0	11	100,00%	1 083	23	23	-	-	-	-
Capgemini Oldco Ltd	15	32	100,00%	1 033 938 857	801	264	-	-	-	-
Capgemini Old Ireland Ltd	0	0	100,00%	71 662	16	0	-	-	-	-
Capgemini AB (Sweden)	3	243	100,00%	24 714	352	352	5	9	-	-
Capgemini NV (Benelux)	2	209	100,00%	45 787 968	1 467	1 179	-	-	-	-
Capgemini TMN Nederland BV	0	1	100,00%	18 000	5	5	-	-	7	-
Capgemini Deutschland Holding GmbH	102	23	94,43%	1	581	460	18	50	10	-
Capgemini Deutschland GmbH	12	101	2,90%	1	10	10	-	-	207	-
Cap Gemini Telecom Media & Networks Deutschland GmbH	0	17	100,00%	1	51	14	37	-	21	-
Capgemini Consulting Österreich AG	0	2	100,00%	36 791	42	30	-	-	55	-
Capgemini Suisse AG	0	1	100,00%	500	39	32	-	44	52	-
Capgemini Polska Sp Z.o.o (Poland)	4	3	100,00%	129 111	24	16	-	44	43	-
Capgemini Magyarorszag Kft	0	3	100,00%	1	2	2	-	-	8	3
Capgemini France SAS	54	317	100,00%	3 475 508	673	673	-	21	87	-
Capgemimi Telecom & Media SAS	17	244	100,00%	1 090 762	171	171	-	-	206	8
SOGETI S.A.	0	0	99,80%	619	0	0	-	-	-	-
SOGETI SAS	261	363	100,00%	52 106 876	754	754	-	-	29	9
Capgemini Italia S.p.A.	11	- 8	100,00%	2 200 000	489	4	1	8	88	-
Cap Gemini Telecom Media & Networks Italia S.p.A.	0	1	100,00%	20 000	14	0	-	-	-	-
Capgemini España S.L. (Sociedad Unipersonal)	11	- 2	100,00%	106 245	194	150	17	-	198	-
Capgemini Portugal, Serviços de Consultoria e Informatica, SA	8	3	100,00%	1 698 842	44	44	-	-	28	1
Capgemini Asia Pacific Pte. Ltd. (Singapour)	116	- 105	100,00%	235 204 000	134	35	-	-	1	-
Capgemini Australia Pty Ltd (Australie)	28	- 26	100,00%	1 450 000	166	54	6	24	53	-
Unilever India Shared Services Ltd	9	- 8	50,90%	2 545	9	9	-	-	3	-
Capgemini Service S.A.S	2	0	100,00%	1 500 000	59	0	-	15	159	-
SCI Paris Etoile	0	4	99,99%	9 999	48	31	-	-	3	2
SCI du Château de Béhoust	0	0	99,00%	99	0	0	-	-	-	-
Immobilière les Fontaines S.A.R.L	2	7	99,84%	619 000	32	32	-	67	6	-
Capgemini Université SAS	0	0	100,00%	2 500	0	0	-	-	16	-
Capgemini Gouvieux SAS	0	0	100,00%	10 000	0	0	-	-	22	-
Other French compagnies	nm	nm	nm	nm	4	4	nm	nm	nm	nm
Other foreign compagnies	nm	nm	nm	nm	4	1	nm	nm	nm	nm

INVESTMENTS

As of December 31, 2006, investments held by Cap Gemini S.A. are not material

nm : not meaningful

The net income of subsidiaries and investments is not provided because disclosure would be prejudicial to the Company's commercial and financial strategy.

(1) As of December 31, 2006, the amount of guarantees and letters of comfort granted by the Company to its subsidiaries for financial facilities amounts to 320 million euros, of which 46 million euros have been used.

Cap Gemini S.A. is at the head of the French tax group made up of 25 companies. The impact of tax consolidation in 2006 is a benefit of 21 million euros.

The book value at year end is the fair value for the group. This value is mainly calculated using discounted net cash flows adjusted by the net debt

A depreciation is booked when the fair value represents less than the gross book value.

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS WITH THIRD PARTIES

YEAR ENDED DECEMBER 31, 2006

This is a free translation into English of the Statutory Auditors' special report on regulated agreements and commitments issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of your Company, we hereby present our report on regulated agreements and commitments with third parties.

Regulated agreements and commitments entered into during the year

In accordance with article L.225-40 of the French Commercial Code (Code de commerce), we have been advised of the following agreements and commitments which were authorized by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements or commitments. We are required to report to shareholders, based on the information provided, on the main terms and conditions of the agreements and commitments that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We carried out our work in accordance with the professional standards applicable in France. These standards require that we perform procedures to verify that the information given to us agrees with the underlying documents.

Underwriting agreement entered into with Lazard Frères Banque S.A. authorized by the Board of Directors' meeting of November 29, 2006

Director concerned: Bruno Roger

Nature and purpose: in connection with the Company's capital increase decided on December 6, 2006, the Company entered into an underwriting agreement on December 6, 2006 with a banking syndicate including Lazard Frères Banque S.A., IXIS Corporate & Investment Bank and Morgan Stanley & Co. International Limited. The contract provides for the placement of shares to be issued.

Main terms and conditions of the underwriting agreement:

On December 13, 2006 Lazard Frères Banque S.A. undertook on behalf of Cap Gemini S.A., severally but not jointly with IXIS Corporate & Investment Bank (known as Lazard-Natixis), to place or subscribe themselves 3,367,388 Cap Gemini shares at a minimum subscription price of €43.87 per share (the definitive subscription price was set at €44.50 per share), with the possibility for Lazard-Natixis to purchase 336,739 additional shares within the scope of the "greenshoe" option provided for in the contract;

On the same date, Cap Gemini S.A. undertook to pay Lazard-Natixis, in consideration of its payment on December 13, 2006 of the subscription price for 3,367,387 Cap Gemini shares, and if applicable the 336,739 additional shares within the scope of the "greenshoe" option, the following fees:
- an underwriting fee;
- a placement fee;
- if applicable, a variable fee (calculated based on the difference between the subscription price and the weighted average Cap Gemini share price over the three days prior to the issue launch date), and at the entire discretion of Cap Gemini S.A., an additional success fee.

In total, Lazard-Natixis received remuneration of €2,603,858 in respect of this agreement for 2006.

The registration of the two corporate officers on the list of beneficiaries of the collective supplementary pension scheme set up by the Company and authorized by the Board of Directors' meeting of December 13, 2006

Parties concerned: Serge Kampf and Paul Hermelin

Nature, purpose and terms: The Board of Directors has authorized the creation of a collective pension scheme to supplement the obligatory pension scheme, in favor of certain senior executives. The characteristics and strict eligibility criteria of the plan are as follows:
- 10 years minimum service in the Group;
- open to employees having been a member of the Group Management team for five years; or of a Group management function reporting directly to a member of the Group Management team for a period of 10 years; or having made a notable and undisputed contribution to the success of the Group for a period of 10 years;
- minimal theoretical remuneration of eight times the French Social Security ceiling;

- reference salary for calculating the pension: average of 3 of the 10 best years, capped at sixty times the French Social Security ceiling;
- progressive acquisition of rights capped at 40% of the reference salary, and the combined sum of all the party's pension plans capped at 50% of the reference salary;
- application of the Fillon law dated August 21, 2003: rights retained in the event of dismissal (except in case of gross misconduct) after age 55;
- 60% reversionary annuity in the event of death;
- loss of plan benefits in the event of departure from the Company for whatever reason before age 55.

In light of the above-mentioned criteria, Serge Kampf and Paul Hermelin, respectively Chairman of the Board of Directors and Chief Executive Officer of the Company, are among the beneficiaries eligible for this plan. This agreement came into force from January 1, 2007, and neither party received any benefits under the agreement in 2006.

The Statutory Auditors

Neuilly-sur-Seine, February 15, 2007

PricewaterhouseCoopers Audit

Bernard RASCLE

Paris La Défense, February 15, 2007

KPMG Audit
Division of KPMG S.A.

Frédéric QUÉLIN
Partner

STATUTORY AUDITORS' SPECIAL REPORT ON THE CANCELLATION OF SHARES BOUGHT BACK BY THE COMPANY

(COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 26, 2007 (APRIL 10, ON FIRST CALL) - 8TH RESOLUTION)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of article L.225-209, paragraph 7 of the French Commercial Code *(Code de commerce)* relating to the cancelling of shares bought back by the Company, we hereby report to you on our assessment of the reasons for and the terms and conditions of the proposed capital reduction.

We conducted our work in accordance with the professional standards applicable in France. Those standards require that we plan and perform a review to examine the fairness of the reasons for the terms and conditions of the proposed capital reduction.

The proposed capital reduction would take place further to the buy-back of shares representing a maximum of 10% of the Company's share capital, in accordance with the provisions of article L.225-209 of the French Commercial Code. The Board of Directors is seekingan 18-month authorization by the Shareholders' Meeting for this buy-back program.

Shareholders are also asked to grant the Board of Directors full powers to cancel the shares acquired, provided that the aggregate number of shares cancelled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of 24 months.

We have no comment to make on the reasons for or terms of the proposed capital reduction, the implementation of which depends on the Shareholders' Meeting approving the buyback of the Company's shares.

The Statutory Auditors

Neuilly-sur-Seine, February 15, 2007

PricewaterhouseCoopers Audit

Bernard RASCLE

Paris La Défense, February 15, 2007

KPMG Audit
Division of KPMG S.A.

Frédéric QUÉLIN
Partner

STATUTORY AUDITORS' SPECIAL REPORT ON THE ALLOCATION, FREE OF CONSIDERATION, OF EXISTING SHARES OR SHARES TO BE ISSUED TO EMPLOYEES AND/OR CORPORATE OFFICERS

(COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 26, 2007 (APRIL 10, ON FIRST CALL) - 9TH RESOLUTION)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of your Company and in accordance with article L.225-197-1 of the French Commercial Code *(Code de commerce)*, we hereby present our report on the proposed allocation, free of consideration, of existing shares or shares to be issued, to employees and/or corporate officers of Cap Gemini S.A. and certain related companies within the meaning of article L.225-197-2 of the French Commercial Code.

The Board of Directors is asking shareholders to grant it authorization to allocate, free of consideration, existing shares or shares to be issued. It is the responsibility of the Board of Directors to prepare a report on this operation. It is our responsibility to inform shareholders of any observations concerning the information provided in this respect.

Given the absence of a professional standard applicable to this operation, undertaken pursuant to legislative measures adopted on December 30, 2004, we have implemented those procedures that we deemed necessary. These notably consisted of verifying that the proposed terms and conditions and the information given in the Board of Directors' report are in line with the provisions provided for by law.

We have no matters to report on the information provided in the Board of Directors' report on the proposed allocation of shares free of consideration.

The Statutory Auditors

Neuilly-sur-Seine, February 15, 2007

PricewaterhouseCoopers Audit

Bernard RASCLE

Paris La Défense, February 15, 2007

KPMG Audit
Division of KPMG S.A.

Frédéric QUÉLIN
Partner

TEXT OF THE DRAFT RESOLUTIONS

PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 26, 2007 (APRIL 10, 2007 ON FIRST CALL)

I – RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First resolution

Approval of the 2006 Company financial statements

After hearing the following:

- the management report presented by the Board of Directors,
- the general report of the Statutory Auditors on their audit of the Company financial statements,

the General Shareholders' Meeting approves the Company financial statements for the year ended December 31, 2006, which show profit for the year of €195 million, and gives discharge to the Board of Directors for its management of the Company's affairs during the year.

Second resolution

Approval of the 2006 consolidated financial statements

After hearing the following:

- the Group management report of the Board of Directors for 2006,
- the report presented by the Statutory Auditors,

the General Shareholders' Meeting approves the consolidated financial statements for the year ended December 31, 2006, which show profit for the year of €293 million.

Third resolution

Approval of a regulated agreement relating to the underwriting agreement entered into with parties including Lazard Frères Banque SA

After hearing the special report of the Statutory Auditors on agreements governed by article L.225-38 *et seq.* of the French Commercial Code *(Code de Commerce)*, the General Shareholders' Meeting approves the agreement referred to in said report.

Fourth resolution

Approval of a regulated agreement relating to the registration of the two corporate officers on the list of beneficiaries of the collective pension scheme set up by the Company

After hearing the special report of the Statutory Auditors on agreements governed by article L.225-38 *et seq.* of the French Commercial Code *(Code de Commerce)*, the General Shareholders' Meeting approves the agreement referred to in said report.

Fifth resolution

Appropriation of profit for the year and approval of dividend payout

The General Shareholders' Meeting approves the recommendations of the Board of Directors with regard to the appropriation of distributable profit for the year ended December 31, 2006 and accordingly decides to appropriate this distributable profit amounting to €194,560,397.44 as follows:

• to the legal reserve (to increase it to €115,265,446,40 i.e. 10 % of the share capital at December 31, 2006) an amount of	€9,999,864.00
• as a dividend to be paid to shareholders, an amount of €0.70 per share, i.e.	€100,857,266.30
• and with the balance being allocated to retained earnings, i.e.	€83,703,267.14
Making a total of	€194,560,397.44

Shareholders are reminded that the dividend accordingly set at €0.70 for each of the 144,081,809 shares bearing dividend rights at January 1, 2006 is eligible for the 40% tax rebate referred to in sub-paragraph 2 of paragraph 3 of article 158 of the French General Tax Code for individuals subject to personal income tax in France. It will be paid as from Monday, April 30, 2007. If the Company holds any of its own shares at the time of this dividend payment, the amount corresponding to the dividend that would have been paid in respect of these shares will be allocated to retained earnings.

Pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that a dividend of €0.50 per share (fully eligible for the 40% tax rebate) was paid for 2005 and that no dividends were paid for 2004 or 2003.

Sixth resolution

Renewal of Marcel Roulet's term of office as a non-voting director

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews for a two-year period the term of office of the non-voting director Marcel Roulet, whose current term of office expires at the close of this Meeting. Mr. Roulet's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2008.

Seventh resolution

Authorization to be given to the Board of Directors to enable the Company to buy back its own shares within the limit of a number of shares equal to a maximum of 10% of its share capital

In accordance with articles L.225-209 *et seq.* of the French Commercial Code and European Commission Regulation no. 2273/2003 of December 22, 2003 which came into effect on October 13, 2004, and after hearing the report presented by the Board of Directors, the General Shareholders' Meeting grants the Board of Directors an authorization to enable the Company to buy back its own shares on the open market.

This authorization is given to allow the Company, if required (in descending order of priority):

- to enter into a share management process with an investment services provider within the scope of a liquidity agreement in accordance with the ethics charter recognized by the AMF;
- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini SA shares upon exercise of the rights attached thereto, in accordance with the applicable Stock Exchange regulations;
- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions;
- to award shares to employees and corporate officers (on the terms and by the methods provided for by law), in particular in connection with stock option plans, plans involving the allocation of shares free of consideration, or company savings plans;
- to cancel the shares thus purchased subject to adoption of the eighth resolution of the Extraordinary Shareholders' Meeting included in the agenda of this Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments and by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in the General Regulations of the *Autorité des marchés financiers*.

The General Shareholders' Meeting resolves that the maximum purchase price for shares under the buyback program may not exceed €70 per share and that, in accordance with article L 225-209 of the French Commercial Code, the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2006, corresponding to 14,408,180 shares. The total funds invested in the share buybacks may therefore not exceed €1,008,572,600 (€70 × 14,408,180 shares).

In the case of a capital increase paid up by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares free of consideration during the period of validity of this authorization, as well as in the case of a stock-split or reverse stock-split, the above maximum price per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.
The General Shareholders' Meeting gives full powers to the Board of Directors (including the power of delegation subject to the applicable law) to:

- implement this authorization;
- place any and all buy and sell orders and enter into any and all agreements, in particular for the keeping of registers of share purchases and sales, in accordance with the applicable Stock Exchange regulations;
- carry out any and all filings and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to the shareholders at each Annual General Meeting on all of the transactions carried out during the year under this authorization.

This authorization is given for a period of 18 months as from the date of this Shareholders' Meeting, and replaces the authorization given in the twentieth resolution adopted by the Ordinary Shareholders' Meeting of May 11, 2006.

II – RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Eighth resolution

Authorization to be given to the Board of Directors to cancel shares acquired by the Company pursuant to the seventh resolution

After hearing the report of the Board of Directors and the special report of the Statutory Auditors, the General Shareholders' Meeting authorizes the Board of Directors, with the possibility of delegating such powers, to:

- cancel – in accordance with article L.225-209 of the French Commercial Code – on one or several occasions at its sole discretion, all or some of the Capgemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital; and to reduce the capital accordingly;
- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

This authorization is granted for a period of 24 months as from the date of this Shareholders' Meeting and replaces the authorization given in the twenty-first resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

Ninth resolution

Authorization to be given to the Board of Directors to potentially allocate shares free of consideration (whether the shares are to be issued or are shares that have been previously bought back by the Company)

In accordance with articles L. 225-197-1 *et seq.* of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors, on one or several occasions, to allocate, free of consideration, existing shares or shares to be issued, to employees or corporate officers of the Company and/or companies or economic interest groups that are related to it under the conditions set out in article L 225-197-2 of the French Commercial Code, or to certain categories of such employees or corporate officers;
- resolves that, without prejudice to the effect of the adjustments mentioned below, the total number of shares allocated without consideration may not exceed 0.5% of the Company's share capital (i.e. 720,000 shares);
- resolves that the allocation of the shares to their beneficiaries shall only be definitive at the end of a minimum vesting period of 2 years as from the allocation of such shares by the Board of Directors. However, the shares may be definitively allocated in the event of death or incapacity of a beneficiary, corresponding to Category 2 or 3 disability as defined in article L. 341-1 of the French Social Security Code;
- sets the minimum period for retention of the shares by their beneficiaries at 2 years as from their definitive allocation. However, no minimum retention period is required in the event of death or incapacity of a beneficiary, corresponding to the above-mentioned categories under the French Social Security Code;
- notes that, as an exception to the above minimum retention period, for shares allocated to corporate officers who fall within the scope of article L.225-197-1, II paragraph 4 of the French Commercial Code, the Board of Directors may decide that the shares may not be transferred by the beneficiaries before the termination of their duties, or may set the quantity of shares that said officers will be required to hold in registered form until the termination of their duties;
- notes that if the allocation concerns shares to be issued, this authorization will automatically entail the waiver of shareholders' pre-emptive rights to purchase such shares;
- gives powers to the Board of Directors to implement this authorization, and in particular:
  - to define the terms and conditions for the issue(s) and, in such an event, the criteria for allocating the shares and defining the beneficiaries thereof;
  - to decide, in the event that transactions are carried out during the vesting period that affect the Company's issued capital, whether or not to adjust the number of the shares allocated in order to protect the rights of the beneficiaries and, if appropriate, define the terms and conditions of such adjustment;
  - to draw any amount from the reserves and/or additional paid-in capital of the Company in order to carry out the capital increase or increases following the definitive allocations of shares to be issued, to set the entitlement dates applicable to the new shares, and to amend the bylaws accordingly;
  - to carry out all formalities and, more generally, to do whatever is necessary.

This authorization is given for a period of 38 months as from the date of this General Shareholders' Meeting.

Tenth resolution

Updating of the bylaws further to Decree no. 2006-1566 of December 11, 2006

The General Shareholders' Meeting resolves to amend the third, fourth, fifth and sixth paragraphs of article 19 of the Company's bylaws (relating to Annual General Meetings) to read as follows:

"General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company's share register in the name of the shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting and any related notices must be filed at the address indicated in the notice of meeting.
In the case of bearer shares, the authorized intermediary shall provide a certificate of participation for the shareholders concerned.

Shareholders who have informed the Company that they wish to participate in a Meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at a Meeting by a shareholder in person shall cancel any proxy or postal votes cast.

To be taken into account, postal votes or proxy forms must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law."

Eleventh resolution

Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this Meeting to execute all filing, publication and other formalities required under French law.

SPECIFIC INFORMATION

Company name and head office

Name: Cap Gemini
Head office: 11, rue de Tilsitt, 75017 Paris, France

Legal form and governing law

The company is a "société anonyme" governed by the French Companies Act of July 24, 1966 (Law no. 66-537) and Decree no. 67-236 of March 23, 1967 (modified by Decree no. 2006-1566 of December 11, 2006).

Date of incorporation and term
The Company was incorporated on September 17, 1984. It was registered on October 4, 1984.

The Company was set up for a period of ninety-nine years from the date of its registration. It may be wound up in advance or have its term extended by decision of the Extraordinary Shareholders' Meeting.

Corporate purpose (article 3 of the bylaws)

The Company's purpose is to assist companies in France and abroad in managing and developing their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfill this purpose, the Company carries out on behalf of clients, either directly or through its subsidiaries or affiliates, one or more of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with clients, the Company provides change management assistance to companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of software applications available on the market or developed internally, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports clients' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its clients' IT resources on their behalf. Where requested by clients, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its clients' own clientele. In addition, it may work in partnership with clients within a structure conducting all or some of these activities.

In order to fulfill its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a consistent image, organization of financial structures, assistance in negotiations to help these companies win new contracts, training, research and development support, etc.,
- invest and manage the Company's available funds, make cash advances, and provide any and all guarantees or collateral on behalf of subsidiaries and affiliates,
- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

Incorporation details

The Company is registered with the Paris Companies Registry (Registre du Commerce des Sociétés) under number 330 703 844. APE business identifier code: 741 J.

Consultation of legal documents

Documents relating to the Company, including the bylaws, the financial statements, the reports of the Board of Directors (or the Directoire, from May 24, 1996 through May 23, 2000) to the General Shareholders' Meetings, and the Statutory Auditors' reports are available for consultation at the Company's head office at 11, rue de Tilsitt, 75017 Paris, France.

Fiscal year

The Company's fiscal year commences on January 1 and ends on December 31.

Appropriation and distribution of earnings

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders'

Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting also decides the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

General Shareholders' Meetings

Shareholders may participate in Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company's share register in the name of the shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting and any related notices must be filed at the address indicated in the notice of meeting.

Shareholders who have informed the Company that they wish to participate in a Meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at a Meeting by a shareholder in person shall cancel any proxy or postal votes cast.

To be taken into account, postal votes or proxy forms must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

Disclosure thresholds

The Extraordinary Shareholders' Meeting of April 25, 2002 added specific disclosure obligations to the Company's bylaws. The bylaws now state that shareholders are required to notify the Company if their interest in the Company's capital or voting rights is increased to above or reduced to below 1% or any multiple thereof. In the event of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction will apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

Shareholder identification

The Company is authorized to obtain details of identifiable holders of bearer shares.

The Extraordinary Shareholders' Meeting of April 25, 2002 added a new article to the Company's bylaws according to which the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a Company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of how many shares are held by each shareholder and any applicable restrictions on said shares.

Voting rights

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.
No shares have double voting rights.
There are no bonus shares. All registered and bearer shares carry one voting right each.

Changes in share capital and related rights

Changes in the capital or the rights attached to shares may be carried out subject to compliance with French company law and the specific provisions of the bylaws, summarized below.

SHARE CAPITAL

Amount of capital

As of December 31, 2006, the Company's share capital amounted to €1,152,654,464, represented by 144,081,808 fully paid-up common shares with a par value of €8.

Shares may be issued in either registered or bearer form, at the shareholder's discretion.

Financial authorizations

Financial authorizations currently applicable

The Combined Shareholders' Meeting of May 11, 2006 authorized the Board of Directors to carry out various transactions in respect of the Company's capital. Under the authorizations the Board of Directors may increase capital by a maximum nominal amount of €450 million (excluding capital increase through capitalization of retained earnings or reserved for employees) and carry out issues for an aggregate amount of €3 billion, subject to the following ceilings:

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiry date of authorization
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (nominal value)	May 11, 2006	July 11, 2008
Common shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, with PSR	450 million (nominal value) (1) 3 billion (2)	May 11, 2006	July 11, 2008
Common shares and/or other securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, without PSR (3)	200 million (nominal value) (1) 1.5 billion (2)	May 11, 2006	July 11, 2008
Common shares without PSR (French law on employee savings plans)	28 million (nominal value)	May 11, 2006	July 11, 2008

PSR = pre-emptive subscription rights

(1) Ceiling for increases in the Company's share capital (nominal value) permissible through the issuance of shares or of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company.

(2) Overall ceiling for the issuance of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments.

(3) Including those issued to provide payment for shares/securities tendered to a share exchange offer initiated by the Company for shares in a company listed on a regulated market, or as payment for contributions in kind to the Company of shares and/or securities. Apart from the specific ceilings set out in the table above, capital increases carried out as payment for contributions in kind are also capped at 10% of the Company's current share capital.

In the event that securities are issued without pre-emptive subscription rights, shareholders may be given a non transferable priority right to subscribe for the securities by the Board of Directors.

On November 29, 2006, the Board of Directors decided to issue shares for cash without pre-emptive subscription rights or priority subscription period for existing shareholders, further to a delegation of authority without pre-emptive subscription rights. The total amount of the issue was €507 million, represented by 11,397,310 new shares with a nominal value of €8 each (i.e., a total nominal issue amount of €91 million).

Proposed renewals of financial authorizations

Taking into consideration the fact that the delegations of authority are valid until July 11, 2008, the Board of Directors decided not propose their renewal to the Extraordinary Shareholders' Meeting of April 26, 2007 (April 10, 2007 on first call).

Share equivalents

Stock options

At the May 24, 1996, May 23, 2000 and May 12, 2005 Annual Shareholders' Meetings, the Directoire and the Board of Directors were given a five-year authorization in respect of the May 24, 1996 and May 23, 2000 plans, and an authorization period of 38 months in respect of the May 12, 2005 plan, to grant stock options to a certain number of Group employees on one or several occasions.

The main features of these plans and their bases of calculation are set out in the table below:

Summary presentation	**1996 plan** (plan no. 4)	**2000 plan** (plan no. 5)		**2005 plan** (plan no. 6)
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000		May 12, 2005
Total number of stock options that may be subscribed	6,000,000	12,000,000		6,000,000
First options granted on:	July 1, 1996	September 1, 2000	October 1, 2001	October 1, 2005
Exercise period	6 years	6 years	5 years	5 years
Exercise price as a % of the average of prices quoted for Cap Gemini shares over twenty trading days preceding the date of grant	80%	80%	100%	100%
Exercise price per share in:				
– Minimum	-	139.00	21.00	30.00
– Maximum	-	139.00	40.00	43.00
Number of shares at December 31, 2005 that may be subscribed in respect of options previously granted and not yet exercised	559,000	10,627,300		1,915,500
Number of new options granted during the year	Plan terminated	Plan terminated		2,067,000
Number of options that lapsed or were cancelled during the year	559,000	3,188,197		112,500
Number of options exercised at December 31, 2006	-	773,838 (1)		16,555 (2)
Number of shares at December 31, 2006 that may be subscribed in respect of options granted previously that have not been exercised	-	6,665,265 (3)		3,853,445 (4)
Weighted average residual life	-	2.22		4.29

(1) At December 31, 2006, the following stock options had been exercised: 498,441 stock options granted at a price of €24; 16,300 stock options granted at a price of €40; 21,802 stock options granted at a price of €31; 206,845 stock options granted at a price of €21; and 30,450 stock options granted at a price of €27.

(2) Representing 16,555 stock options purchased at a price of €30.

(3) Representing 486,500 shares purchased at a price of €139; 892,359 shares at €24; 917,300 shares at €40; 240,101 shares at €31; 2,814,155 shares at €21; and 1,314,850 shares at €27.

(4) Representing 1,787,945 shares purchased at a price of €30 and 2,065,500 shares purchased at a price of €43.

The Group has no contractual or implicit obligations to purchase or settle the options in cash.

In the event of the publication by Société des Bourses Françaises of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable at the option holders' discretion.

The potential number of shares to be created on the exercise of options outstanding as of December 31, 2006 amounted to 10,518,710. If all of these options were exercised at December 31, 2006 – irrespective of whether the exercise price is higher than the market price – the dilutive effect would be 6.80%.

Issuance of bonds convertible into new shares and/or exchangeable for existing Cap Gemini S.A. shares (OCEANEs)

On June 24, 2003, Cap Gemini S.A. issued bonds convertible into new shares and/or exchangeable for existing shares maturing on January 1, 2010 (OCEANE 2003) in the amount of €460 million. The 9,019,607 OCEANEs created on July 2, 2003 have a nominal value of €51 each. A prospectus concerning this bond issue was approved by the Commission des Opérations de Bourse on June 24, 2003 under number 03-607.

On June 16, 2005, Cap Gemini S.A. issued bonds convertible into new shares and/or exchangeable for existing shares, maturing on January 1, 2012 (OCEANE 2005) in the amount of €437 million. The 11,810,810 OCEANEs created on June 24, 2005 have a nominal value of €37 each. A prospectus concerning this bond issue was approved by the French Financial Markets Authority (AMF) on June 16, 2005 under number 05-564.

If these bonds were converted into new Cap Gemini shares as of December 31, 2006, the dilutive impact would be 12.63%. It should however be pointed out that the potential dilutive impact of the 2003 OCEANEs would be fully neutralized if the Company exercised its stock options acquired on June 27, 2005. In this case, the dilutive impact of the 2005 OCEANEs would be 7.58%.

Other securities giving access to the Company's capital

As of December 31, 2006, if the maximum number of potential shares was issued through the exercise of stock options, the conversion of OCEANE bonds issued in 2003 and 2005, the dilutive impact would be 17.87% (13.42% taking into account the dilutive impact of the 2005 OCEANEs only).

Changes in the Company's capital over the past five years

	Number of shares	Share capital (*in euros*)	Additional paid-in capital (*in euros*)
AS OF JANUARY 1, 2002	**125,244,256**	**1,001,954,048**	**11,771,288,329**
Dividend paid out of additional paid-in capital	-	-	(50,097,702)
Capital reduction:			
– by cancellation of shares returned by former Ernst & Young partners who have left the Group	(237,352)	(1,898,816)	(18,106,308)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	472,201	3,777,608	8,653,224
AS OF DECEMBER 31, 2002	**125,479,105**	**1, 003,832,840**	**11,711,737,543**
Net loss for 2002 and losses brought forward from prior year	-	-	(5,806,779,517)
Capital reduction:			
– by cancellation of shares returned by former Ernst & Young partners who have left the Group	(41,360)	(330,880)	(1,193,207)
Increase in share capital:			
– upon the public exchange offer for Transiciel shares	5,689,304	45,514,432	156,114,502
– share issuance costs charged against additional paid-in capital	-	-	(4,675,700)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	38,300	306,400	612,800
AS OF DECEMBER 31, 2003	**131,165,349**	**1,049,322,792**	**6,055,816,421**
Increase in share capital:			
– shares issued upon extension of the public exchange offer for Transiciel shares	211,129	1,689,032	5,793,380
– share issuance costs charged against additional paid-in capital	-	-	(679,180)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	6,700	53,600	107,200
AS OF DECEMBER 31, 2004	**131,383,178**	**1,051,065,424**	**6,061,037,821**
Net loss for 2004 and losses for the prior year charged against additional paid-in capital	-	-	(990,396,277)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	198,800	1,590,400	3,094,400
AS OF DECEMBER 31, 2005	**131,581,978**	**1,052,655,824**	**5,073,735,944**
Increase in share capital:			
– upon the public exchange offer for Transiciel shares	312,127	2,497,016	8,564,765
– share issuance costs charged against additional paid-in capital	-	-	(237,000)
Issuance of shares for cash:			
By subscription of 11,397,310 shares issued at 44.5 euros	11,397,310	91,178,480	416,001,815
– share issuance costs charged against additional paid-in capital	-	-	(8,735,175)
– shares issued upon exercise of stock options	790,393	6,323,144	12,629,847
AS OF DECEMBER 31, 2006	**144,081,808**	**1,152,654,464**	**5,501,960,196**

Current ownership structure

The ownership structure as of December 31, 2006 is presented on page 34. No shares carry double voting rights.
As of December 31, 2006, the Company held 80,280 of its own shares acquired under the liquidity contract which was set up by CA Cheuvreux. In accordance with French company law, these shares are stripped of their voting rights.

As of December 31, 2006, there were 1,506 holders of registered shares.

On the basis of the information received by the Company (on September 8 and September 12, 2006, respectively), and in the absence of any subsequent disclosures, as of December 31, 2006 Goldman Sachs Asset Management LP and Barclays plc each held, directly or indirectly, more than 5% of the share capital or rights to vote in the Shareholders' Meetings of our Company.

In accordance with article 10 of the Company's bylaws, the companies listed below made the following disclosures to the Company during the 2006 fiscal year:

- Trief Corporation SA (100%-owned by Wendel Investissement) disclosed that it had fallen below the threshold of 1% of the Company's capital and voting rights;
- Caisse Nationale des Caisses d'Epargne et de Prévoyance disclosed that it had exceeded the threshold of 1% of the Company's capital and voting rights;
- The funds managed by Arnhold and S. Bleichroeder Advisers LLC disclosed that they had fallen below the threshold of 1% of the Company's capital and voting rights;
- Caisse des Dépôts et Consignations disclosed that it had fallen below the threshold of 1% of the capital followed by 1% of the voting rights;
- Société Générale Group disclosed that it had successively fallen below the thresholds of 4%, then 3%, then 2% of the capital and voting rights, and had subsequently successively exceeded and then fallen below the threshold of 3% of the Company's capital and voting rights;
- UBS Global Asset Management disclosed that it had fallen below the threshold of 1% of the Company's capital and voting rights;
- UBS Investment Bank disclosed that it had successively fallen below the threshold of 1%, and then exceeded the thresholds of 1%, then 2%, then fell below the thresholds of 2%, then 1% and finally exceeded the threshold of 1% of the capital and voting rights.

Shares held by members of the Board of Directors represent 4.3% of the Company's capital.

Changes in ownership structure over the last three years

	As of December 31, 2004			As of December 31, 2005			As of December 31, 2006		
	Number of shares	% interestl	% voting rights	Number of shares	% interestl	% voting rights	Number of shares	% interestl	% voting rights
Wendel Investissement	3,118,514	2.4	2.4	2,068,514	1.6	1.6	NS	NS	NS
Serge Kampf	6,819,947	5.2	5.2	6,121,641	4.6	4.6	5,951,641	4.1	4.1
Paul Hermelin	140,048	0.1	0.1	140,048	0.1	0.1	140,048	0.1	0.1
Public (1) (bearer + registered)	121,292,429	92.3	92.3	123,165,891	93.6	93.7	137,909,839	95.8	95.8
Treasury stock (2)	12,240	0.0	0.0	85,884	0.1	0	80,280	NS	NS
Own shares	-	-	-	-	-	-	-	-	-
TOTAL	131,383,178	100.0	100.0	131,581,978	100.0	100.0	144,081,808	100.0	100.0

(1) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young Consulting businesses.
(2) As of December 31, 2006, the Company held 80,280 of its own shares which were acquired under the liquidity contract set up by CA Cheuvreux. These shares are stripped of voting rights in accordance with the law.
The Company does not hold any "own shares" other than those classified as treasury stock.

Based on a study carried out on December 29, 2006, the Company has 87,793 identifiable holders of bearer shares holding at least 10 shares.

No shares carry double voting rights.

Shareholders' agreements

There are no shareholder pacts or agreements in force.

CORPORATE GOVERNANCE

To avoid repetition, please refer to Chapter I of the Chairman's Report for further details.

Board of Directors

- **Members:** 11 directors
  - Directors:
    - Serge KAMPF, *Chairman*
    - Daniel BERNARD
    - Yann DELABRIÈRE
    - Jean-René FOURTOU
    - Paul HERMELIN, *CEO*
    - Michel JALABERT
    - Phil LASKAWY
    - Thierry de MONTBRIAL
    - Ruud van OMMEREN
    - Terry OZAN
    - Bruno ROGER

After extensive examination of their personal situations, the 7 directors whose names have been underlined were considered by the Board as being "independent".

- **Term of office: 4 years.**
  Given that the Shareholders' Meeting of May 11, 2006 decided, in response to the proposal of the Board of Directors, to reduce the term of office of directors of the Company from 6 years to 4 years (with this measure being applied immediately to the current terms of office),
  - the term of office of Mr. Daniel Bernard and that of Mr. Thierry de Montbrial, directors appointed by the Shareholders' Meeting of May 12, 2005, will end on the date of the Ordinary Shareholders' Meeting which will be convened in spring 2009 to approve the financial statements of the year ending December 31, 2008,
  - the terms of office of Messrs. Yann Delabrière, Jean-René Fourtou, Paul Hermelin, Michel Jalabert, Serge Kampf, Phil Laskawy, Ruud van Ommeren, Terry Ozan and Bruno Roger, renewed by the Shareholders' Meeting of May 11, 2006, will end on the date of the Ordinary Shareholders' Meeting which will be convened in spring 2010 to approve the financial statements of the year ending December 31, 2009.

- **Minimum number of shares:**
  Each director must personally hold at least 100 shares in the Company. Non-voting directors are not subject to this obligation.

- **Meetings:**
  - 6 times per year at the registered office of the Company in Paris (or at any other venue stated in the notice of meeting).
  - Attendance rate in 2006: 87% (the Board met 8 times in 2006).

Non-voting membership

- **Members:** 3 non-voting members
  - Pierre HESSLER
  - Marcel ROULET
  - Geoff UNWIN

- **Term of office: 2 years.**
  Given that the Shareholders' Meeting of May 11, 2006 decided, in response to the proposal of the Board of Directors, to reduce the term of office of non-voting directors of the Company from 6 years to 2 years (with this measure being applied immediately to the current terms of office),
  - the term of office of Mr. Marcel Roulet, non-voting director appointed by the Shareholders' Meeting of May 12, 2005, will end on the date of the Shareholders' Meeting of April 26, 2007 (initially convened April 10, 2007),
  - the term of office of Mr. Pierre Hessler and that of Mr. Geoff Unwin, renewed by the Shareholders' Meeting of May 11, 2006, will end on the date of the Ordinary Shareholders' Meeting which, in spring 2008, will be convened to approve the financial statements of the year ending December 31, 2007.

Rules of Procedure

The Board has established Rules of Procedure (which it amended on July 26, 2006), principally in order to lay down the breakdown of tasks between the Board itself, the Committees set up by (and within) the latter, the Chairman and the CEO. It also provides the list of obligations that directors and non-voting members shall undertake to abide by.

Specialized Committees

The general purpose of such Committees is to examine or to prepare certain resolutions involving their particular areas of expertise, to draft proposals and to transmit viewpoints or recommendations to the Board with regard to any decisions to be made. They have no decision-making authority – decisions being taken by the Board of Directors, meeting according to the requisite procedure – and may not treat subjects outside their own fields of competence.

There are four such Committees:

- **Audit Committee**
  - Chairman: Yann Delabrière
  - Other Directors: Michel Jalabert, Phil Laskawy and Marcel Roulet (non-voting director)
  - Meetings: 6 in 2006, with an attendance rate of 89%
- **Appointments and Remuneration Committee**
  - Chairman: Ruud van Ommeren
  - Other Directors: Michel Jalabert, Thierry de Montbrial, Terry Ozan and Pierre Hessler (non-voting director)
  - Meetings: 6 in 2006, with an attendance rate of 86%
- **Ethics and Corporate Governance Committee**
  - Chairman: Serge Kampf
  - Other Directors: Daniel Bernard, Paul Hermelin, Phil Laskawy and Bruno Roger
  - This committee, which was created in the second half of 2006, did not hold any official meetings in 2006.
- **Strategy and Investment Committee**
  - Chairman: Jean-René Fourtou
  - Other Directors: Daniel Bernard, Paul Hermelin, Thierry de Montbrial, Bruno Roger and Geoff Unwin (non-voting director)
  - Meetings: 4 in 2006, with an attendance rate of 78%



List of Directorships and other offices held by members of the Board of Directors

Directorships and other offices held by the 11 voting members of the Board of Directors in 2006 are as follows:

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2006 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Serge KAMPF **Date of birth:** **October 13, 1934**	2000-2009	Principal office: **Chairman of the Board of Directors of:** • CAP GEMINI S.A. Other offices: **Chairman of:** • Capgemini Service S.A.S. • Capgemini Suisse S.A. **Director of:** • Capgemini North America Inc. (U.S.A.) • SANOFI-AVENTIS S.A. **Member of the Selection, Remuneration and Corporate Governance Committee of:** • SANOFI-AVENTIS S.A. Number of shares held as of December 31, 2006: 5,951,641	**Member of the Supervisory Board and Chairman of the Selection and Remuneration Committee of:** • AVENTIS
Daniel BERNARD **Date of birth:** **February 18, 1946**	2005 -2008	Principal office: **Chairman of:** • PROVESTIS Other offices: **Vice-Chairman of the Board of Directors of:** • KINGFISHER **Director of:** • ALCATEL LUCENT • CAP GEMINI S.A. Number of shares held as of December 31, 2006: 150	**Chairman and Chief Executive Officer of:** • CARREFOUR **Director of:** • SAINT-GOBAIN

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned.

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2006 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Yann DELABRIÈRE Date of birth: December 19, 1950	2004-2009	Principal office: Chairman and Chief Executive Officer of: • FAURECIA Other offices: Director of: • CAP GEMINI S.A. Number of shares held as of December 31, 2006: 800	Member of the Executive Committee and Chief Financial Officer of: • PSA PEUGEOT CITROËN Chairman and Chief Executive Officer of: • BANQUE PSA FINANCE • CREDIPAR (Compagnie Générale de Crédit aux Particuliers) Chairman of the Supervisory Board of: • PEUGEOT FINANCE INTERNATIONAL NV Chairman of the Board of Directors of: • PEUGEOT CITROËN ARGENTINA • PERGOLESE INVESTISSEMENTS Vice-Chairman and Mananing Director of: • PSA INTERNATIONAL Director of: • PEUGEOT CITROËN AUTOMOBILES • AUTOMOBILES CITROËN • GEFCO Manager (Gérant) of: • GIE PEUGEOT CITROËN Finance et Comptabilité (Belgium) • PSA Services S.R.L. (Italy)
Jean-René FOURTOU Date of birth: June 20, 1939	2002-2009	Principal office: Chairman of the Supervisory Board of: • VIVENDI Other offices: Chairman of the Supervisory Board of: • GROUPE CANAL+ Vice-chairman and member of the Supervisory Board of: • AXA Member of the Supervisory Board of: • MAROC TELECOM Director of: • CAP GEMINI S.A. • SANOFI-AVENTIS S.A. • AXA MILLESIMES S.A.S • NBC UNIVERSAL INC. (USA) • NESTLE (Switzerland) Member of the Selection, Remuneration and Corporate Governance Committee of: • SANOFI-AVENTIS S.A. Honorary Chairman of: • THE INTERNATIONAL CHAMBER OF COMMERCE Number of shares held as of December 31, 2006: 4,000	Chairman of the Supervisory Board of: • VIVENDI ENVIRONNEMENT Vice-chairman of the Supervisory Board and Member of the Strategic Committee of: • AVENTIS Chairman and Chief Executive Officer of: • VIVENDI UNIVERSAL Director of: • PERNOD • RHODIA • AXA FINANCIAL • THE EQUITABLE LIFE ASSURANCE • E.A.D.S. • SCHNEIDER

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned.

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2006 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Paul HERMELIN **Date of birth:** **April 30, 1952**	2000-2009	Principal offices: **Director and Chief Executive Officer of:** • CAP GEMINI S.A. **Chief Executive Officer** *of Capgemini Group* Other offices: **Chairman of:** • Capgemini France S.A.S. • CAP SOGETI 2005 S.A.S. • CAP SOGETI FRANCE 2005 S.A.S. • SOGETI FRANCE 2005 S.A.S. • Capgemini North America Inc. (U.S.A.) • Capgemini Holding Inc. (U.S.A.) • Capgemini Energy GP LLC (USA) **Chief Executive Officer of:** • Capgemini Service S.A.S. • Capgemini North America Inc. (U.S.A.) **Director of:** • Capgemini America, Inc. (USA) • Capgemini US LLC (USA) • Cgs Holdings Ltd (UK) • SOGETI (Belgium) • Capgemini Australia Pty Ltd **Member of the Supervisory Board of:** • Capgemini N.V. Number of shares held as of December 31, 2006: 140,048	Nil
Michel JALABERT **Date of birth:** **January 20, 1933**	2000-2009	Principal office: **Director of:** • CAP GEMINI S.A. Other offices: Nil Number of shares held as of December 31, 2006: 425	Nil

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned.

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2006 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Phil LASKAWY Date of birth: March 31, 1941	2002-2009	Principal offices: **Director of:** • CAP GEMINI S.A. • GENERAL MOTORS CORPORATION Other offices: **Director of:** • HENRY SCHEIN, INC. • LOEWS CORPORATION • THE PROGRESSIVE CORPORATION Number of shares held as of December 31, 2006: 7,600	**Chairman and Chief Executive Officer of:** • ERNST & YOUNG **Director of:** • THE GOODYEAR TIRE & RUBBER Company • HEIDRICK & STRUGGLES International, Inc.
Thierry de MONTBRIAL Date of birth: March 3, 1943	2005-2008	Principal office: **Founder and Chief Executive Officer of:** • L'INSTITUT FRANÇAIS DES RELATIONS INTERNATIONALES (IFRI) Other offices: **Chairman of:** • CENTRE FRANCO-AUTRICHIEN POUR LE RAPPROCHEMENT ÉCONOMIQUE EN EUROPE **Professor of Applied Economics and International Relations at:** • CONSERVATOIRE NATIONAL DES ARTS ET MÉTIERS **Member of:** • L'INSTITUT DE FRANCE (ACADÉMIE DES SCIENCES MORALES ET POLITIQUES) Number of shares held as of December 31, 2006: 100	**Director of:** • SOCIETE DU LOUVRE
Ruud van OMMEREN Date of birth: September 11, 1936	2000-2009	Principal office: **Director of:** • CAP GEMINI S.A. Other offices: **Chairman of the Supervisory Board of:** • Capgemini N.V. • GAK ONROEREND GOED V.O.F. • DELFTS INSTRUMENTS N.V. **Member of the Supervisory Board of:** • WILLEM VAN RIJN B.V. • KONINKLYKE GROLSCH N.V. Number of shares held as of December 31, 2006: 100	**Member of the Supervisory Board of:** • GTI N.V. • ANWB **Member of:** • NATIONAL CIVIL LIBERTIES PROTECTION COMMITTEE IN THE NETHERLANDS

* At the date of the General Shareholders' Meeting held to approve the financial statements of the year concerned.

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2006 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Terry OZAN **Date of birth:** **July 21, 1946**	2000-2009	Principal office: **Director of:** • CAP GEMINI S.A. Other offices: **Director of:** • NOTEWORTHY MEDICAL SYSTEMS, INC. • COHESANT TECHNOLOGIES, INC. **Member of the Strategy Committee of:** • STATE INDUSTRIAL PRODUCTS Number of shares held as of December 31, 2006: 24,300	**Director of:** • KANISA Corporation
Bruno ROGER **Date of birth:** **August 6, 1933**	2000-2009	Principal office: **Chairman of:** • LAZARD FRERES S.A.S. Other offices: **Chairman of:** • GLOBAL INVESTMENT BANKING of LAZARD **Director of:** • CAP GEMINI S.A. **Non-voting Director of:** • EURAZEO Number of shares held as of December 31, 2006: 20,226	**Member of the Supervisory Board of:** • AXA • PINAULT PRINTEMPS REDOUTE **Director of:** • COMPAGNIE DE SAINT-GOBAIN • THALES

* At the date of the General Shareholders' Meeting held to approve the financial statements of the year concerned.

As far as the Company is aware, none of the current members of the Board of Directors:
- has been sentenced for fraud at any time during the last five years;
- has been involved in bankruptcy, receivership or liquidation at any time during the last five years;
- has been subject to any form of official public sanction and/or criminal liability, pronounced by a statutory or regulatory authority (including any form of professional organization, as designated);
- has been prevented by the courts from acting as a member of a governing body, supervisory board or board of directors, or from acting for purposes of managing or leading the business of an issuer at any time during the last five years.

As far as the Company is aware, there has been no:
- conflict of interest, among the members of the Board of Directors, between their duties towards Capgemini and their private interests and/or any other duties;
- service contract binding the members of the Board of Directors of Cap Gemini S.A. or any of its subsidiaries whatsoever, granting any advantages at the term thereof.

DIRECTORS' INTERESTS

This information is provided in paragraph 4.10 of the Management Report presented to the Board of Directors at the Combined Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007 (April 10, 2007 on first call).

Regulated agreements

In the year ended December 31, 2006, the Board of Directors authorized two agreements falling within the scope of article L.225-38 of the French Commercial Code:

- a guarantee contract was signed notably with Lazard Frères Banque SA with respect to the offer and placement of shares to be issued under the proposed capital increase;
- two directors were included in the list of beneficiaries of the collective defined benefit pension plan set up by the Company in favor of senior management executives that have made a significant long-term contribution to the development of the Cap Gemini group.

Loans and guarantees given to directors of the Company

None.

EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

Profit-sharing and incentive plan agreements

All the French companies in the Group have signed profit-sharing agreements in accordance with French law.

Stock options

Stock options granted by Cap Gemini S.A. to the top ten employee grantees (non-directors) receiving the highest number of options granted and the number of options exercised by the ten non-director employees with the highest number of shares subscribed in this manner are as follow:

	Total number of options granted//shares subscribed	Weighted average exercise price *(in euros)*	Plan
Options granted during the year to the ten employees of all companies included in the scope of the option allocation, with the highest number of options granted in this manner	200,000	43.00	Plan No. 6
Options exercised during the year by the ten employees of all companies included in the scope of the option allocation, with the highest number of shares subscribed in this manner	125,650	23.34	Plan No. 5 and No. 6

GROUP MANAGEMENT STRUCTURE

The Group's operational management structure is organized as follows:

- **The Executive Committee (*) has 9 members (1):**

Paul Hermelin	Chief Executive Officer
Henk Broeders	Continental Europe and Asia-Pacific
Pierre-Yves Cros	Strategy
Philippe Donche-Gay	Western Europe and TS Global Coordination
Alain Donzeaud	General Secretary & Human Resources
Nicolas Dufourcq	Deputy CEO - Chief Financial Officer
Philippe Grangeon	Communications
Luc-François Salvador	Local Professional Services (Sogeti)
Paul Spence	Outsourcing

- **Other Group directors**

Didier Bonnet	Telecom, Media & Entertainment sector
Philippe Christelle	Internal Audit
Lany Cohen(*)	North America CS/TS
Stanislas Cozon	Public Sector
Jean-Pierre Durant des Aulnois	Operational Control
Hubert Giraud	Business Process Outsourcing
Bernard Helders	Manufacturing, Retail & Distribution sector

François Hucher(*)	Quality and Production
Ian Jordan	"I^3" Transformation Program Manager
Bertrand Lavayssière	Financial Services Sector
Colette Lewiner	Marketing and Energy & Utilities Sector
Patrick Nicolet(*)	Sales
Salil Parekh(*)	Coordination Capgemini – Kanbay in India
Baru Rao	Capgemini India
Antonio Schnieder(*)	Global Coordination Consulting (CS)
Raymond J. Spencer(*)	Chairman and CEO Kanbay International

(1) The role and function of this committee are described in the Report of Chairman (section 3.2.1).
(*) Members of the G.M.B. (Group Management Board) of which the 9 members of the Executive committee are also members.

PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

Statutory Auditors:

- PricewaterhouseCoopers Audit
  63, rue de Villiers, 92208 NEUILLY-SUR-SEINE,
  represented by Bernard RASCLE
  First appointed at the Ordinary Shareholders' Meeting of May 24, 1996.
  Current term expiring at the close of the Shareholders' Meeting to be called to approve the 2007 financial statements.

- KPMG S.A.
  Immeuble le Palatin, 3, cours du Triangle,
  92939 PARIS LA DÉFENSE Cedex
  represented by Frédéric QUÉLIN
  First appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Current term expiring at the close of the Shareholders' Meeting to be called to approve the 2007 financial statements.

Substitute Auditors:

- Philippe GUEGUEN
  20, rue Garibaldi, 69006 Lyon, France
  Substitute for PricewaterhouseCoopers Audit,
  Appointed at the Ordinary Shareholders' Meeting of May 7, 2003.
  Term expiring at the close of the Shareholders' Meeting to be called to approve the 2007 financial statements.

- Guillaume LIVET
  Immeuble le Palatin, 3, cours du Triangle,
  92939 PARIS LA DÉFENSE Cedex
  Substitute for KPMG S.A.,
  Appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Term expiring at the close of the Shareholders' Meeting to be called to approve the 2007 financial statements.

Fees paid by the Group to the Statutory Auditors and members of their networks

in thousands of euros	KPMG				PWC			
	Amount		%		Amount		%	
Audit	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Statutory audit, certification of the individual company and consolidated financial statements	2,230	2,154	58%	65%	3,190	3,433	49%	65%
Issuer	307	*403*	*8%*	*12%*	*463*	*488*	*7%*	*10%*
Fully consolidated subsidiaries	1,923	*1,751*	*50%*	*53%*	2,727	2,945	*42%*	*55%*
Other work and services directly related to the statutory audit assignment	663	495	17%	15%	586	689	9%	13%
Issuer	443	359	11%	11%	170	606	3%	11%
Fully consolidated subsidiaries	220	*136*	6%	4%	*416*	*83*	*6%*	2%
SUBTOTAL	**2,893**	**2,649**	**75%**	**80%**	**3,776**	**4,122**	**58 %**	**78%**
Other services								
Legal, tax and employee-related	811	491	21%	14%	213	244	4%	5%
Other (1)	154	190	4%	6%	2,472	956	31%	18%
SUBTOTAL	**965**	**681**	**25%**	**20%**	**2,685**	**1 200**	**42%**	**22%**
TOTAL	**3,858**	**3,330**	**100%**	**100%**	**6,461**	**5 322**	**100%**	**100%**

(1) These services essentially relate to assignments carried out with the scope of client projects and in accordance with the "SAS 70" standard. These assignments relate to sites where applications are maintained by our clients covered by the Sarbanes-Oxley Act.

PERSON RESPONSIBLE FOR INFORMATION



Nicolas DUFOURCQ
Chief Financial Officer
11, rue de Tilsitt, 75017 Paris, France
Tel.: +33 (0)1 47 54 50 00

2007 PROVISIONAL FINANCIAL CALENDAR

First quarter 2007 revenue announcement:	April 26, 2007
Second quarter 2007 revenue announcement:	July 27, 2007
First half 2007 results announcement:	July 27, 2007
Third quarter 2007 revenue announcement:	November 7, 2007
Fourth quarter 2007 revenue announcement:	February 15, 2008

This provisional calendar is given for information purposes only and is subject to subsequent amendments.

DECLARATION BY THE PERSON RESPONSIBLE FOR THE REGISTRATION DOCUMENT

"I hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in the registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I obtained a statement from the Statutory Auditors at the end of their engagement affirming that they have read the whole of the registration document and examined the information about the financial position and the historical accounts contained therein.

The statement from the Statutory Auditors does not contain any observation."

Paul Hermelin,
Chief Executive Officer

AMF

This registration document (document de référence) was filed with the Autorité des Marchés Financiers (AMF) on April 16, 2007, pursuant to article 212-13 of the AMF's General Regulations. It may not be used in connection with a financial transaction unless it is accompanied by an Information Memorandum approved by the AMF.

In accordance with article 28 of European regulation no. 809/2004 of April 29, 2004, the following information is incorporated in this registration document by reference:

1. Relating to the year ended December 31, 2005:
- the management report consolidated financial statements and Statutory Auyditors' report on the consolidated fnancial statements, set out in the registration document filed on April 25, 2006 under no. D. 06-0323 (pages 37 to 51 and 62 to 129 respectively).
- the simplified parent company financial statements of Cap Gemini S.A. set out in the registration document filed on April 25, 2006 under no. D. 06-0323 (pages 130 to 132).
- the Statutory Auditors' special report on certain related party agreements, set out in the registration document filed on April 25, 2006 under no. D. 06-0323 on page 133.

2. Relating to the year ended December 31, 2004:
- the management report, consolidated financial statements and Statutory Auditors' report on the consolidated financial statements, set out in the registration document filed on April 27, 2005 under no. D. 05-0562 (pages 27 to 36 and 48 to 88 respectively).
- the simplified parent company financial statements of Cap Gemini S.A. set out in the registration document filed on April 27, 2005 under no. D. 05-0562 (pages 89 to 91).
- the Statutory Auditors' special report on certain related party agreements, set out in the registration document filed on April 27, 2005 under no. D. 05-0562 on page 92.

The information included in these two registration documents, other than that referred to above, has been replaced and/or updated where necessary, with information included in this registration document.

Copies of the registration document are available from Cap Gemini S.A., 11, rue de Tilsitt, 75017 Paris, on the website: http://investor.capgemini.com and on the website of the AMF: www.amf-france.org

CROSS-REFERENCE TABLE

To facilitate reading the annual report filed as a registration document (document de référence), the table below provides the key information required under Commission Regulation (EC) No 809/2004 dated April 29, 2004.

N/A: Not applicable.



Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Capgemini Service
Place de l'Étoile - 11 rue de Tilsitt - 75017 Paris France
Tél : +33 (0)1 47 54 50 00 - Fax : +33 (0)1 42 27 26 93
www.capgemini.com

4th May 2007

Dear Sir, Dear Madam,

Please find enclosed a print copy of the Capgemini 2006 Annual Report. This Annual Report also includes a financial insert (referred to as "the Reference Document") and can be viewed online at www.capgemini.com.

In this edition, we have taken particular care to present our company as clearly as possible: our four major business lines, the organization, our results, the underlying values that drive our teams, our positioning and the role of leader that we intend to maintain within the profession, our policies relating to the development of human resources, risk control, communications and much more. In addition, we have both attempted to answer some of the questions that we are frequently asked about Capgemini and we have asked a few of our Group "experts" to share some of their own personal thoughts.

Should you have any queries concerning the Annual Report and its Reference Document, all Capgemini managers are of course ready to answer them. Likewise, we are open to any suggestions you may have to make the 2007 edition even more comprehensive.

We hope that you will find the time to look through this 32nd Capgemini Annual Report and we wish you an enjoyable read.

Yours sincerely,

Serge Kampf
Chairman

Paul Hermelin
Chief Executive Officer

Summary

The companies cited in this document are listed on page 76.

Serge Kampf *(Founder Chairman)* and Paul Hermelin *(CEO)* answer some of the questions most frequently asked about the Capgemini Group.



Paul Hermelin (left) et Serge Kampf (seated) reading the questions about to be put to them.

Questions to Serge Kampf



What lessons have you learnt from the recovery, begun in 2005 and confirmed by the 2006 results?

The lesson is always the same: in a services company, what counts above all else is the people. After the bursting of the Internet bubble and the catastrophic period of 2002-04 (in 3 financial years, we lost the equivalent of the aggregate profits made over 35 years!), we had to return to the basics, the simple things, and re-motivate employees and managers alike; restore in them their will to win, their sense of corporate identity, the courage to take risks, the willpower to keep to their commitments and the pride in helping the Group keep to its own. We had to make forceful decisions, to avoid getting mired down further. We had to do all this while remaining faithful to the values of the Group. 2005 marked the beginning of the recovery, and 2006 confirmed it. I should like to underline the fact that we owe this remarkable turnaround to Paul Hermelin and his close team. During some very difficult years, he demonstrated his strength of character and his endurance, and ended up silencing his critics.

These last two years he has turned things around, bringing the Group forward with him, putting his heart and soul into the enterprise and leading by example. The recovery in the United States is the

perfect illustration of how it sometimes takes very little to bring a whole population around from cautious pessimism to communicative optimism. If we have managed to generate this change in people's mentalities, it is because Paul has taken the bull by the horns, he has crossed the Atlantic ten or fifteen times a year, he has gone into the field to see people, to discuss with them, to find things out for himself, to analyze the errors made and to identify the people on whom he could count. Nothing he did was done at a distance or by proxy. His physical presence was all the more decisive in that it also satisfied the sense of consideration and respect that "our" Americans expect.

I stress once more: the economic climate, technical innovations and political vicissitudes certainly all have a major influence on the well-being of a Group such as ours, yet our business is above all a "people" business.



What do you expect from 2007?

Two things, mainly. The first is that we continue to stick to our commitments, and even surpass them. Indeed, I believe that our 2007 budgets are still not ambitious enough. With the compensation system that has been in force in the Group for 30 or 40 years (and where the variable part – depending on individual and collective results – equates on average to two-thirds of the fixed salary), many suffered a great deal during the period 2002-2004. Even those whose individual performance was good did not receive the bonuses that they had hoped for because of the way the solidarity mechanisms worked. The management therefore considered, both last year and again this, that people had to be given the possibility to exceed their budget, so as to be able to obtain good results and catch up on some of the rewards they did not receive during the lean years. The budgets were therefore not negotiated with the pressure generally put on line personnel and so should be easier to exceed. It has to be said, also, that some people are of the opinion that it is not possible both to achieve growth and improve profitability at one and the same time. 2007 should provide the opportunity for our managers to achieve both.

The second thing that would give me great satisfaction in 2007 would be for the French team to win the Rugby World Cup especially since Capgemini is one of the competition's main sponsors.



Speaking of which, why did you choose to sponsor this World Cup?

Because Capgemini has chosen rugby as a channel for communicating its own values, which are mirrored in the sport. As a sport requiring both team spirit and fighting spirit, rugby is synonymous with such qualities as solidarity, selflessness, complementarity of talents, modesty and straightforward moves, to name but a few. Rugby is also a good school of management, or at least an example to be considered when you want to run a company, since it is a sport in which you can do nothing alone without a team behind you – a team of committed players, interacting with complementary skills, all with the same objective and the same will to do everything in their power to achieve it, all the while respecting both the rules of the game and the opposing team.

As far as I am concerned, I have been passionate about rugby for some fifty years now, and if this passion is as strong as ever, it is because it has brought me into contact with some fabulous people. As expressed so eloquently by Pierre Dauzier, rugby is a world in which you can make childhood friends at any age. After many years of dipping into my own pocket to offer financial support to the Grenoble Rugby Club (my own home town) and Biarritz Olympique (out of friendship for Serge Blanco), I managed to convince Capgemini to assume the mantle, and rugby has now become a Group passion, at least as far as its Franco-British component is concerned (representing as it does no less than 50% of Group revenues). It was nor-

mal therefore that Capgemini should also be interested in an event of such global proportions as the upcoming World Cup, looking to play a part in providing its IT and corporate project management skills. The fact that the Group succeeded in being selected as one of the main partners for the tournament has nothing to do with the fact that I am one of the vice-presidents of the Organizing Committee, since I played absolutely no part in getting Capgemini to be a sponsor. It was all down to the Group battling through on its own merits, and I would like to congratulate all concerned.



One of the big changes that has been observable for some time in Capgemini's business is that, whereas you were practically absent from the outsourcing market 4 or 5 years ago, today that market represents 40% of your turnover. Was this strategy intended to make the Group less "cyclical"?

First of all, let me make it clear that we were not absent from outsourcing five years ago. Outsourcing represented 27% of Group revenues in 2002 and already over 20% in 2000. Yet it is true that, over recent years, this activity has grown faster than the rest and has become more visible on account of major contracts being signed in Canada, the UK, the USA and France. It is also true that we do not sign contracts as big as these every week and, even if our "pipeline" is nicely full, the possibility cannot be discounted that the contribution of outsourcing to our revenue growth will be less this year than for the three other Capgemini disciplines. Yet all this is laid down on our "roadmap" and will not affect the cyclic character of the Group.

In terms of cycles, the cycle that governs our IT service companies lasts around 10 years! I have noticed that, in France at least, we have gone through four major crises over the course of recent decades. In 1972 for example, the then-C.A.P. had to make staff redundant for the first time; in 1982, the "powers that be" reduced the very status of IT services companies to that of temping agencies; in 1992, a global economic crisis coincided with a crisis specific to the IT industry; and in 2002, the impact of the bursting of the Internet bubble made its effects felt within a short time. Of course, some minor cycles have been interposed here and there over the course of these major 10-year cycles but, if my observations are accurate, things should be fairly calm until 2011.



You created Sogeti in 2002. Four years on, how do you see the situation in hindsight, and what future do you see for this subsidiary?

Paul Hermelin and I indeed decided to recreate, on 1st January 2002, a company specialized in local IT services, and we gave this company the name "Sogeti", a name that had been put into dormancy on the occasion of the big legal "shake-up" in May 1996. The company started out with 4,500 employees. Five years later, this number has exactly doubled. To these 9,000 employees can be added the 7,000 employees of Transiciel, acquired at the end of 2003. In all, this represents 16,000 employees spread around five main countries and a company which, in this short five-year period of existence, has recorded excellent growth and the best profitability in the Group.

Thanks should go to its management team and, in particular, to its force of inspiration and organizational linchpin, Luc-François Salvador, whom I reminded the other day that he came into the Group some thirty years ago as a "technical operator"! He has just taken over my role as Chairman & CEO of this sub-group, Sogeti and I know that he has the ability to sustain, for a long time to come, the will to win and the hunger to succeed that characterizes his 16,000-strong army of men and women, which could grow to 30,000 over the next few years.



You have just raised 500 million euros of fresh funds through a capital increase: was this intended for further acquisitions?
If so, what new boundaries do you intend to set for global expansion?

As the acquisition of Kanbay was fully paid up in cash, the purpose of the capital increase was to rebuild our cash position so that we could seize any opportunities that seemed appropriate and in line with our strategy (as was the case with Kanbay), and to play the role incumbent on us during any possible consolidation in the sector. I think that we should – and we owe this to our shareholders and to our employees – maintain our position in our business sector and to do our utmost to stay in the leading pack in our profession. To do so, we need money: not only money but money first. That said, acquisition growth is not our main priority and we are placing particular emphasis on organic growth, whether within an existing subsidiary or by forming new subsidiaries in new countries. To date, we have representation in 32 countries, spreading from Los Angeles to Sydney over 18 time zones, but 3/4 of our revenues are generated by four countries only (Great Britain first, followed by France, the United States and Holland) and 94% is generated by the top 10 countries. The 22 other countries therefore only represent 6% of Group revenues – spanning from Italy (1.2%) to Slovakia, the smallest of the 32 – so that there is still a lot to do in some countries before venturing further afield all the more so as we deliberately made the decision long ago not to work in countries with dubious business practices or unstable political climates or where our personnel may be at risk or unsafe.

However, there are still countries where the risk-to-opportunity ratio is still very positive. I'm thinking of China, in particular. We are at the same stage with China as we were with India four or five years ago. Who would have thought four or five years ago that, in April 2007, we would have more than 13,000 people in India? Even if I do not underestimate the difficulties or pitfalls that may be encountered by Westerners, I still say that, in less than five years from now, we should have as least as many employees in China. But this is not a "new frontier" à la J.F.K. I insist that we still have a lot to accomplish in order to increase our all too insignificant - and sometimes even ridiculously small - market share in several European countries or in vast areas of North America. It has never been Group policy to plant as many small flags on the world map as possible but to strengthen its presence where it is already strong... or where it has a good chance of becoming so.



It is said that you have made generous stock option grants to the Capgemini executive staff: what is the situation exactly?

We began to distribute stock options in 1987, namely twenty years ago! In twenty years, we have allocated just over 34 million (i.e. one million seven hundred thousand per year, on average) stock options to approximately 4,000 beneficiaries, many of whom have, in fact, received two or more grants. However, I should add that almost half (precisely 47%) of those 34 million stock options have been **cancelled**, either because the beneficiaries had left the Group before the date on which they could exercise their rights or because such options had been allocated at a time when the trading price (and thus the price to pay ultimately in order to exercise their options) was higher than the price posted when the option could be excercised. Hence, only 18 million options have remained in circulation, of which 8 million have already been exercised, which means that they have already been incorporated into the current company capital. Slightly more than 10 million options are yet to be exercised... and will only be exercised if the stock market rate is higher than the price to pay in order to exercise the options in question so that the 10 million shares potential shares would represent 6.5% maximum of the company's potential share capital once increased accordingly.

Nonetheless, your question probably hides another question so I'll complete my answer by specifying that, to date, the nine members of the Executive Committee together (personally, I have neither received nor asked for any stock options) hold 821,960 stock options, i.e. 8% of the currently valid options. 8% between the nine members: a far cry from the exorbitant figures that are the target of criticism in some companies in France or elsewhere. On this subject, I read somewhere that there are a few "greedy" people around – if that's true, they are certainly not at Capgemini.



It is also said that it was you who chose the new form of governance, authorized by the Law of 2002, which separates the previous position of PDG (Chairman & CEO) into separate Chairman and CEO: are you happy with this decision?

It was indeed following my proposal that the Board of Directors opted for this solution in July 2002. This form of corporate governance had just been introduced by a law entitled Nouvelles Régulations Economiques (or N.R.E.: new business regulations), so that just shows how convinced I was that this was the best way ahead for the Group at that time. Also, further to another proposal of mine, in May 2006, the Board decided to prolong this governance structure for another four years, which showed that the experience had been conclusive. However, I am not saying that this solution is the universal solution for all corporate governance issues: it can only function in the long-term if the two parties to the arrangement play their respective roles in a spirit of complicity. This would suppose, in particular, the fulfillment of at least three prerequisites, which are, firstly, that the Chairman gives the CEO full leeway to manage the affairs of the Company; secondly, that the CEO keeps the Chairman informed in real time of the running of the business and obtains his opinion prior to any important decisions; and lastly, that both parties put on a united front with respect to the outside business world. This is how things work between Paul Hermelin and me, so I'm perfectly satisfied with my choice. It's up to him to say if he is too.



Your shareholding is scattered and you only control 4% of the capital so, now that there is talk of further consolidation in your field of business, how would you defend yourself against a potential takeover bid?

For over thirty years, I managed, at the price of heavy personal debt, to take care of matters in such a way that the question did not exist. Then, in March 1996, under the combined pressure of the two other large shareholders at that time (Daimler-Benz and CGIP) who wanted, individually, to become direct shareholders of the listed Company, I agreed to flatten the three-tiered organization that had made it possible for me to keep the controlling interest in the Group although I already held solely 17% of the capital. For more than ten years now, I have been in a position whereby I can no longer fight against an attempted takeover alone but, in 1996, there were two or three of us to do so – Daimler-Benz holding 24% and CGIP holding 20% of the equity so that together we held 61% of the share capital.

Since then, Daimler-Benz (in 1997) and CGIP (gradually, between 2003 and 2005) sold their shares in order to invest elsewhere. My own share percentage continued to diminish both because I had "sold", in 2000, a significant share of my assets to approximately 200 Group employees and managers in order to thank them for their strategic contributions to the Capgemini successes during a difficult period of "cohabitation" and because my share had been "diluted" by the various capital increases in which I could no longer take part - but had agreed to for the purposes of paying the acquisitions or the contributions to the Group. For example, the merger with Ernst & Young Consulting, in May 2000, led to 43 million new shares being issued in compensation for this strategic contribution. The consequences were as follows:

- There were 60 million shares in circulation during the great upheaval of May 1996 whereas there are 144 million shares on the market today!
- With my 10 million shares at that time, I held 17% of the capital whereas, ten years later, and although I still have 6 million shares, I only hold 4% of the current share capital.
- The proportion of "floating capital" was 31% at that time whereas it has risen to 96%!

Thus, it would be mistaken to believe that we could stave off a takeover bid, whether qualified as friendly or otherwise. However, there are factors which can limit this risk – even if they do not protect us fully – such as a strong, motivated, well-knit management team that is determined to defend its strategic positions, its freedom of decision and the fundamental values on which the company has been built. On this issue, however, you should put the question to Paul Hermelin and his team…



You are going to celebrate the 40th anniversary of the Group's inception in Grenoble next October. What is your best memory in those forty years of professional activity? And your worst?

Perhaps I should begin with the bad times although I've forgotten most of them. The May 68 events? Tiny little SOGETI (with its workforce of 18!) could have gone under if it hadn't been for the support of its clients at that time. More serious still was the summer 75 divorce from our British cousins at CAP UK. They took fright at the large European project that we were proposing to drive together and they preferred to retreat onto their islands. All that, just to fall into the arms of SEMA some time later which, in turn, was bought out by Schlumberger which ended up by losing interest and selling the company to Atos-Origin. If our English friends had not been quite so unadventurous in 75, the European IT world would probably have a completely different configuration today.

As far as the good memories are concerned, hundreds come to mind. If I were to choose one that I could dub the best – although I may chose a different one on another day – I would say the *Rencontres* held in Marrakech, in June 1990. Three days of in-house debating between 550 senior managers of the Group on the proposed new strategy and a highly active Executive Committee with ambition and willpower (perhaps the best top management Cap Gemini ever had; allow me to give you the names of all the members alongside myself: Jacques Arnould, Michel Berty, Michel Jalabert, Alain Lemaire, Daniel Setbon, Bob Sywolski and Christer Ugander). The suspense was at its height right up to the last session, on the third day, when the final decision was passed with a slight majority – 271 votes from a poll of 532 voters. The choice fell on a leadership strategy rather than the two other, more conservative, scenarios proposed. A closing speech crowned by my first standing ovation…

Those *Rencontres* gave an incredible boost to the Group's development so that, from that date onwards, Cap Gemini posted global ambitions and, in the wake of the Marrakech *Rencontres*, took some crucial decisions within the space of a few weeks: our workforce was doubled in Germany with the buy-out, on 13th July, of the German subsidiary of SD-Scicon (600 people); next, there was a triumphant return to outsourcing – discarded since the sale of Eurinfor and Sorinfor in 1975 – with the acquisition, on 18th July, of Hoskyns, number one in outsourcing in Europe at that time; then Gemini Consulting was formed on 1st July via the incorporation of United Research, Mac Group and Gamma International; serious negotiations were begun with Daimler-Benz. Then, on 2nd August, Saddam Hussein invaded Kuwait!… That "tiny grain of sand" indeed caused a major, world-scale crisis that Capgemini would certainly not have survived without the full mobilization of the Group onto ambitious targets and without the personal and collective commitment of the 550 managers present in Marrakech.

Answers from Paul Hermelin



How did you achieve the turnaround in fortunes as enjoyed by the Group in 2006?
2006 has been marked by big successes: all four Group disciplines have accelerated their development and improved their profitability while growing at a double digit rate. The recovery of the North American activities, setting in at the end of 2005, has been confirmed and noticeably accentuated; and the profitability of our outsourcing has considerably improved.

The common denominator between these three successes is that they are grounded in the deployment of one of the Group's founding principles: P&L's managed down to the bottom line by the operational leaders, under close control, but to whom the widest possible responsibility has been delegated. The economic situation, of course, helped. Yet there are further factors for which we are responsible and are proud. First of all, we have successfully inculcated the Rightshore™ concept so that everyone now knows that the use of our worldwide production scope is a major asset to the Group when faced with local competition. This has been a great mobilizing factor.

Then there is the winning spirit that has begun to sweep through the enterprise again, as testified by our contracts with world class players such as General Motors. It is manifest that the Group benefits from a massive amount of goodwill on the strength of its forty years of history. From the moment that our people buried their fears, a fairly spectacular urge for leadership re-emerged. The Group was able to rediscover the ambition lying dormant within.

The XXIst *Rencontres*, which brought together over 500 managers in Montreal, last September, achieved in this regard a sense of collective awareness: once again, the Group was certain of its future prospects and its international dimension.

This was also the year in which the difficult decisions made in previous years have borne fruit, in particular the installation in 2003 of a new management team or the reorganization of the Group into disciplines, which has enabled improved cost analysis and therefore savings where costs were excessive.



What targets have you set for the financial year 2007?
Last year, we anticipated growth of 8%. We achieved 12.1%. For 2007, our objective is 8%. The first half year looks promising but let's remain cautious. Nothing can be taken for granted, and we don't know how the economic situation is going to develop, particularly in the United States, and everyone knows how much the US economy is a driving force.

Above and beyond topical issues, we need to confirm that the Group has moved on from recovery mode to conquest mode. By building on our rediscovered confidence, we are now sharpening and fine-tuning our ambitions and priorities. We need to select carefully the segments on which we want to be the best and assert our ambitions in certain specific domains, such as BPO, distributed delivery or certain sectors of our consulting activity.



Are the United States operations definitively "cured"?

The Group's operations in the United States are healthy. Today, we are growing somewhat faster than the market rate, with satisfactory profit levels. In 2007, our target revenues are 2.2 billion dollars, which will make us a real player on the American market. However, just getting better is not enough. We have already picked out the domains in which we intend to excel such as the media sector, so full of promise. Others need to be added so that we can step by step assume leadership in this market, which is the largest and yet the most demanding.



Did you purchase Kanbay in order to strengthen your position in the United States?

Not just in the US. The acquisition of Kanbay has indeed strengthened the Group's position in the United States, where this company achieves nearly 85% of its turnover, as well as in the financial sector and, finally, in India. Kanbay chose a simple strategy: to serve a small number of sectors with resources spread between North America and the Indian subcontinent. Thanks to this reinforcement, our ambition to raise our offshore headcount to some 40,000 by 2010 has become entirely realistic. Furthermore, we are becoming a top-league player in banking and insurance, the main consumers of IT and consulting services. All that remains is to integrate optimally the Kanbay teams, whom I discovered to be particularly endearing, with values very close to those of Capgemini. From my perspective, this is the top priority for 2007.

India is set to become the Group's number one country in terms of headcount in 2007 or 2008. Will you nonetheless continue to recruit in your "traditional" countries?

We are a people business. No-one should be surprised that we are seeking to develop in places where there is an abundance of talent and young energy. No other country has made efforts that can match India's, which today trains nearly 350,000 engineers per year, as compared to fewer than 20,000 for a country such as France. To recruit over 4,000 employees in India in 2006, we received 88,000 resumes and carried out 16,000 interviews, including on Saturdays and Sundays! It's up to the other countries to get up to speed, and I would plead the case for France, for example, to resume the efforts it made in the '80s, and increase two-fold the number of students in the engineering schools. This new massive training effort is all the more necessary inasmuch as there is now a major drain of young engineers into the financial sector, which was not the case 30 years ago.

Europe needs this effort if it wants the future that it deserves. We need it too as success depends on the degree of intimacy and trust that we can establish locally with the client. This presupposes having on-the-spot experts who communicate in the same language, and share the same thinking patterns and the same culture. We need and we shall continue to need more and more quality employees in the Group's "traditional" countries.



Are you not afraid that your Indian employees will one day be tempted to leave the Group and enter into direct competition with you?

If they were to do so, they would become competitors with nothing to mark them out from the other Indian players. The bonus they get working for Capgemini is the possibility to flourish in a multinational enterprise that respects every culture and provides the possibility to draw on unusually rich and diverse resources, as required. An example of this diversity is our BPO center in Krakow, Poland, which comprises 1,500 employees who are able to serve our clients in 19 different languages. Quite a feat!



Is it really sensible to "put so many eggs" in the same Indian "basket"?

Whatever the merits and ambitions of the great Indian democracy, it is our duty to guarantee maximum security of production both for our clients and consequently for ourselves. We shall therefore have to develop complementary structures alongside India. This will be done in our traditional countries, such as in France, in Nantes, and in Spain, in Asturias, but also in Eastern Europe where we are already active in Hungary and Poland and are now studying the possibility of expanding into new countries such as Romania. The same applies to North Africa, where we are opening an IT production center in Morocco, which will mainly serve our French-speaking corporate clients, in particular in the financial sector. Lastly, we are studying the possibility of setting up in other Asian countries.



What new developments do you envisage in Asia?

Paul Hermelin. In Asia, we are already well-established in two major countries: firstly China, where we are rapidly expanding and number, among our clients, some prestigious Chinese companies in the fields of energy and telecommunications; secondly India, which is no longer merely a production center but where we are going to expand in the internal markets. To these two Asian countries should be added the South Pacific area and specifically, in our case, Australia, where our employees, originally focused on the consulting business, are now providing the full range of the Group's offerings.

With these three countries as our base, we are going to expand our presence in the Asia-Pacific zone, where the markets are the most dynamic of them all. And one day we shall have to reconsider our situation in Japan, a country in which we have never really been able to succeed, but where today we have a heavyweight partner (NTT-Data). The list of possible countries is not fixed but what I do know is that we shall be going to the countries where we can have the ambition to be a key player, if possible one of the top players, and not just a token presence.

How can you guarantee your service quality while turning more and more to offshore?

The difficulty is not the quality of the offshore, which is very good, but the quality of the interface between offshore and client. It is the organization of this relation that is important, and that is our responsibility. Clients demand total quality, which is a legitimate demand! And in order to guarantee a good interface with the offshore platforms, we can no longer tolerate country-specific methods. With the switch to distributed delivery, we need to impose a unified methodology and define the specific standards of Capgemini. This calls for strict discipline and our Indian employees themselves demand of their "Western" colleagues that they only use one method for the purpose of seamless production.



How is your "Rightshore" concept going to develop?

This model looks very promising for the future since it consists in deploying intelligence, value and innovation in the front office, of course, but also, and above all, in the back office. Such is the originality of the model we are building. Yet we will be moving towards a second generation of "rightshoring" or even a third, towards a new work-organization model in which there will never be a trace of sweat shops! At Capgemini, intelligence will have no frontiers.



What are the Group's "frontiers" when it comes to new services? Has the example of BPO [→ GLOSSARY] led you to think about other developments?

We have invested in two new domains. Firstly, BPO, where we are successful in the financial and accounting fields. Our ambition there is to develop new skills in other horizontal functions, such as purchasing, as well as sector-specific skills, such as in banking and insurance. Then there is the field of high-tech consulting. Today, we are present in only one segment – aeronautics – where we are solidly established. We are seeking to deepen our understanding of this new domain before deciding whether or not to expand into other sectors. These two domains only represent 2% of revenues but they are promising fields in which we wish to invest and to progress. Yet we shall not be going everywhere. Conversely, we can and must strengthen our hand in transformation consulting.

You abandoned the defense sector some time ago whereas it is often - by far – your American competitors' largest client. Do you intend to go back to it?

The Group had sold this activity to Matra some ten years ago since the very specific equipment involved was more the province of the large defense equipment suppliers than of IT service companies. Today, military IT engineers are turning to generalist IT engineers. We could go back there, and we have started to regain some positions. What's more, it is a field for the future for our employees in Capgemini's traditional countries.



Is there a defense against takeover bids in your sector?

Buying a service company is not like buying an office building and its managers are not mercenaries, ready to sell their services to the highest bidder. They do not function according to a purely financial logic. In order to succeed in their takeover bids, purchasers would have to win over the management team – particularly the leaders – on the basis of a convincing industrial project. And if this project didn't win them over, then it couldn't work – even by waving a carrot to make them move forwards. The current capital structure acts therefore more as a performance incentive than as some form of hindrance: in the event of a takeover bid, it would be a case of project versus project, which would simply force us decide, implement and defend an even more ambitious strategy.



You have launched a conquest and development plan called "I³". Why transform the Group further whereas it has returned to good health?

Our ambition is for the Group to deliver quality results even when the economic conditions become less favorable and for its performance to be therefore less cyclical, less dependent on the economic climate. What is more, going back to basics has indeed brought the Group back into the leading pack, but we are aiming at a double digit operating margin looking ahead to 2010. If we do intend to break away from the pack, we need to innovate, for example by enhancing the way in which we manage our relations with our clients, both large and less large.

This plan ties in with our culture. The Group will remain faithful to its history and to its values. Serge Kampf keeps a keen eye on this, and rightfully so! Yet we need to do more than just go back to the basics. This is why we have chosen three themes of excellence: industrialization, innovation (an indissociable pair) and intimacy – meaning heartfelt proximity with selected clients, for whom we wish to remain or to become the partner of choice.



The Board of Directors chose the governance formula splitting the functions of the previous Chairman & CEO into a separate Chairman and CEO. Does this formula suit you?

The formula corresponds perfectly to the period that the Group has gone through and is currently experiencing and, in our case, it is working remarkably well! This presupposes complicity and discipline between the two parties, being used to working together and respecting the scope of each other's respective skills. Complicity? It would be hard to find a Chairman who knows a Group better than one that he has founded himself! Discipline? I am very grateful to Serge Kampf for supporting me and leaving me fully in charge of my responsibilities although he knows the Group so well that he might have been tempted to intervene. His solidarity at my side has been irreproachable. I am not sure that I have always done what he would have done in my place but, after discussion, he has always let me take my responsibilities. I should add that the role of the Chairman in the governance of a Group like ours is a very demanding job. It is the Chairman who ensures that the Board of Directors and the specialized committees (which meet approximately thirty times a year) are run efficiently; he acts as liaison between Board and Management Team on a daily basis; he monitors - on behalf of the Board - the execution of certain decisions passed; and acts as guardian of the values and image of the Group, ensuring compliance in this regard particularly when it comes to communication. All of this, Serge does very well and it suits me not to be in charge of these matters in addition to all the rest.



Why become sponsor of the Rugby World Cup?

When France was chosen to host the Rugby World Cup, it was hardly surprising that a Group that was born in France, which grew to world status and which has been involved for so long in rugby should be associated with the event. It is, for us, a magnificent way of demonstrating our know-how, since we are the exclusive IT service provider for the organization committee. This also represents an opportunity to reinforce our brand image, which is highly charged with the values of rugby. Furthermore, we are going to use the tournament matches as a way of sharing an intense and close experience with our clients and prospective clients. It is also a way of making better inroads into the prestigious business and engineering schools, where rugby is gaining in popularity. It's an investment where the sums injected are paid back in spades!



The Board of Directors of Cap Gemini S.A.



SERGE KAMPF
Chairman



DANIEL BERNARD



YANN DELABRIÈRE



JEAN-RENÉ FOURTOU



PAUL HERMELIN



MICHEL JALABER



PHIL LASKAWY



THIERRY DE MONTBRIAL



RUUD VAN OMMEREN



TERRY OZAN



BRUNO ROGER

Non-voting Members



PIERRE HESSLER



MARCEL ROULET



GEOFF UNWI

Statutory auditors



BERNARD RASCLE
PwC



FRÉDÉRIC QUÉLIN
KPMG

Board Secretary



PHILIPPE HENN







SERGE KAMPF
Chairman

The Group Management Team

At April 26, 2007

Executive Commitee (9 members)



PAUL HERMELIN*
CEO



HENK BROEDERS*
Continental Europe and Asia-Pacific



PIERRE-YVES CROS*
Strategy



PHILIPPE DONCHE-GAY*
Western Europe and TS (1) Global Coordination



ALAIN DONZEAUD*
General Secretary and Human Resources



NICOLAS DUFOURCQ*
Deputy CEO-CFO



PHILIPPE GRANGEON*
Communications



LUC-FRANÇOIS SALVADOR*
Local Professional Services (Sogeti)



PAUL SPENCE*
Outsourcing

(1) TS: Technology Services

Other Directors of the Group



DIDIER BONNET
Telecom, Media & Entertainment Sector



PHILIPPE CHRISTELLE
Internal Audit



LANNY COHEN*
North America CS / TS



STANISLAS COZON
Public Sector



JEAN-PIERRE DURANT DES AULNOIS
Operational Control



HUBERT GIRAUD
Business Process Outsourcing



BERNARD HELDERS
Manufacturing, Retail & Distribution Sector



FRANÇOIS HUCHER*
Global Delivery



IAN JORDAN
"P" Transformation Program



BERTRAND LAVAYSSIÈRE
Financial Services Sector



COLETTE LEWINER
Marketing, and Energy & Utilities Sector



PATRICK NICOLET*
Sales



SALIL PAREKH*
Coordination Capgemini – Kanbay in India



BARU RAO
Capgemini India



ANTONIO SCHNIEDER*
Global Coordination Consulting (CS)



RAYMOND J. SPENCER
Chairman and CEO Kanbay International

Members of G. M. B. (Group Management Board)



Breakdown of capital

As at December 31, 2006

Non-French institutional shareholders	French institutional shareholders	Individual shareholders	S. Kampf
68%	21%	7%	4%

CAP GEMINI S.A.

Operating Companies

Capgemini: Consulting Services, Technology Services, Outsourcing Services

Sogeti: Local Professional Services

Cap Gemini Share performance compared to CAC 40 and DJStoxx

Indices from January 1, 2005 to March 31, 2007


CAP GEMINI
CAC 40 Index
Dow Jones Stoxx Index
euro
January 2005
July 2005
January 2006
July 2006
January 2007

Capgemini key figures

REVENUES
in millions of euros


2004*
2005
2006
8000
7000
6000
5000
4000
3000
2000
1000
0
6 235
6 954
7 700

REVENUES BY DISCIPLINE
2006


Local Professional Services
16%
Consulting Services
11%
Technology Services
34%
Outsourcing Services
39%

REVENUES BY REGION
2006


Southern Europe
4.4%
Asia-Pacific
1%
France
23.6%
North America
17.4%
Central Europe
6.7%
Benelux
13.6%
Nordic Countries
5.7%
United Kingdom & Ireland
27.6%

OPERATING MARGIN
in millions of euros


2004*
2005
2006
500
400
300
200
100
0
-100
-24
225
447

OPERATING INCOME
in millions of euros


2004*
2005
2006
350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
-281
214
334

NET INCOME
in millions of euros


2004*
2005
2006
300
200
100
0
-100
-200
-300
-400
-500
-600
-534
141
293

* 2004 restated for IFRS impact

Workforce development


2002
2003
2004
2005
2006
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
52 683
55 576
59 324
61 036
67 889 *

*Before incorporation of the Kanbay teams.

Breakdown of the Group workforce


Asia-Pacific 8 231 including 6 979 in India
North America 6 441
United Kingdom and Ireland 8 785
Benelux 9 014
Central Europe 5 137
Nordic Countries 3 608
Southern Europe 6 235
France 20 438

18 592 recruitments in 2006


Asia-Pacific 581
North America 2 125
India 3 897
United Kingdom & Ireland 1 708
Benelux 1 688
France 4 265
Central Europe 1 809
Nordic Countries 690
Southern Europe 1 829

Recruitments by discipline in 2006


Group support functions 14
Consulting Services 1 376
Local Professional Services 4 282
Outsourcing Services 6 362
Technology Services 6 558



2006 Highlights. A year of conquest

January

Prime outsourcing contract with General Motors | One of the largest outsourcing projects in the world was awarded o Capgemini, selected to become a strategic partner of General Motors for one of the six contracts put out to tender. The contract purpose is to provide support to the automotive manufacturer's IT department for the integration and management of the key applications of General Motors: strategic planning, purchasing and logistics, sales and marketing, dealer and agent support.

urich Financial Services singles out Capgemini on the strength of its BPO | The Swiss insurance company chose o outsource the principal finance and accounting functions of its American, English, Swiss and German entities to apgemini's Polish unit, located in Krakow. This assignment has created 400 full-time jobs and is one of the biggest usiness Process Outsourcing (BPO) [-› GLOSSARY] contracts ever won by the Group.

February

nnual results: Capgemini swings back into profitable growth | An increase in sales of 11.5% was recorded for 005, with an operating margin of 3.2%, which rose by 3.6 points compared with 2004. apgemini has now posted profit of 141 million euros, which is 675 million euros higher than e prior period. Furthermore, cash and cash equivalents exceed 900 million euros.

uropean survey of IT managers | The first report, published by Capgemini Consulting, shows that Return On Investment the main target for 52% of IT managers. With this objective in view, they steer the course to maximize in-house sources by increasing the offshore share, which should leap from 6% to 13% of their IT budgets within the next two ears. 39% of European companies are now contemplating the use of offshore.

March

third offshore center opened in India | The Calcutta center consolidates Capgemini's position in India, where it had isting representation in Mumbai and Bangalore. Initially specialized in Business Process utsourcing for Finance, the new center is equipped with 500 workstations.

tension of the HMRC-Capgemini contract | The addendum to the contract, signed in 03 with the Inland Revenue, fortifies Capgemini's position as principal supplier to Her Majesty's Revenue & Customs esult of the merger of Inland Revenue and HM Customs & Excise). Three large projects are underway: a new data cen-r, the improvement of printing service performance and a new IT support center for the 100,000 HRMC employees.

April

ogeti worldwide recruitment campaign | Capgemini's subsidiary Sogeti highlighted its growth strategy by launching worldwide campaign with the aim of attracting at least 4,000 engineers in 2006. A dedicated mmunications campaign and some local initiatives – including a *Tour de France* to meet the w recruits – were organized to back this up.

partnership to boost innovation | Capgemini Consulting partnered, with Faurecia, French automotive equipment anufacturer, the joint program entitled *Creation de Produits Innovants* (Creation of innovative products), launched by e French engineering and business schools *Ecole Centrale Paris* and *ESSEC* respectively. The goal: to encourage col-oration between future engineers and managers on the issue of innovation and to enhance the complementary pects of their know-how via eleven research projects, proposed by different companies.

May

arine pipeline IT integration project | The British subsidiary of Capgemini deployed a SAP software application for bsea 7, a group specialized in the engineering and installation of marine pipelines. The pur-se of this solution is to manage the client's principal staff functions: finance, human resources, yroll, purchasing, production and maintenance planning, and project management.

pgemini stamps its SOA vision on the international scene | During the OASIS Symposium, held in San Francisco 9 to 12 y, Capgemini shared with the delegates its ideas on Service Oriented Architecture (SOA) [-› GLOSSARY]. Over and above its hnological characteristics, SOA is a genuine management tool, designed to optimize the exchanges between line man-ement and IT management. As a whole, this conception of an IT system produces reactivity, flexibility, and upgradability.

"Together, when a single word makes all the difference" | A powerful message, which forms the theme of the ne

June

Capgemini communications campaign. Launched in the United States on 1st June, the campai was subsequently rolled out in a dozen countries and translated into seven languages both in t press, e-media and on airport billboards. "Together" is a message which reinforces Capgemir positioning, based on the Collaborative Business Experience (CBE) [-› GLOSSARY], and which reflects its corporate values

Danish telecom outsourcing contract with TDC | The Danish subsidiary of Capgemini signed its biggest-ever o sourcing contract with the telecom company TDC. The main stakes involved were to provide the skills and resourc required for the rapid launch of new TDC mobile services. The contract provides for the transfer of 78 Capgem employees to TDC.

Sogeti builds closer ties with its British clients | The first Sogeti office opened in the United Kingdom allows

July

Capgemini subsidiary to cover new market opportunities. In order to develop its sales, Sog has defined two target priorities: quality assurance and tests (as the top company in this p ticular field) and new technologies (with its group of 3,700 Internet and Java specialists).

Group CRM expertise acclaimed through The Banker Technology Award 2006 | Capgemini won the The Ban Technology Award 2006 for Customer Experience on the strength of its CRM [-› GLOSSARY] for the Czech Savings Bank. bank can now put customer focus at the center of its business strategy.

Sogeti acquisition of the German group FuE | This is a further demonstration of Sogeti's goal to expand in

August

European markets. The acquisition of one of the top-ranking German high-tech consul and engineering firms, specialized in the aircraft industry, means that Sogeti is also streng ening its position in this sector. What better way to serve the key international clients wh are active in the German market.

Rugby World Cup 2007: Capgemini becomes Consulting and Technology sponsor | The Capgemini group sig a partnership contract with Rugby World Cup Limited and became exclusive supplier of IT systems for this, the wor third largest sporting event. Its fields of action are: the International Rugby Board (IRB) websites, collection and live bro casting of rugby information, management of the tournament and deployment of IT resources for 6,000 journalist

BPO Finance and Accounting activities consolidated in India | Capgemini purchased 51% of the shares in Unil

September

Shared Service Limited, referred to as Indigo. The shared-service center, for the administra finance and control of the Anglo-Dutch Unilever Group (agribusiness, cleaning agents, employs 600 people including 75 certified accountants. The equity investment should ste the development of Capgemini's BPO activity in Finance and Accounting. BPO services will also be delivered to Unil for a seven-year term.

500 Capgemini managers build the future at Group 21st Rencontres | In Montreal, the front line managem launched the "I3" program of transformation, development and expansion. "I3" is a highly demanding, ambitious ect which will help Capgemini to create more added value for its clients through investments in the three I's: Innova Industrialization, Intimacy.

October

Kanbay acquisition – Capgemini on the offensive | Capgemini entered into an agreement for the acquisition of Kanbay International, a global IT services firm focused on the financial services and the mass consumer goods industries. Kanbay, a NASDAQ-listed company, employs 6,900 people, 5,000 of whom are located in India. *"Kanbay works on a ratio of 80% for the American market and 20% for the United Kingdom. 78% of its revenues are drawn from Finance, a sector which still provides growth potential for Capgemini"* specifies Paul Hermelin, C.E.O. of the Capgemini Group.



Raymond J. Spencer, Chairman and CEO of Kanbay, and Paul Hermelin, CEO of the Capgemini Group: *"We firmly believe that this transaction marks an exceptional stage in the development of the IT industry. This event can transform the industry fundamentally, making it possible to provide a comprehensive, competitive service, thus reducing the costs borne by our clients."*

The acquisition significantly increases Capgemini's presence in India. It is anticipated then that the combined company should acquire a total workforce of approximately 12,000 employees by the end of 2006, thus making India the second largest country in the Capgemini Group. The two companies are truly complementary on geographic lines. Capgemini already has representation in Mumbai, Bangalore and Calcutta. With Kanbay, the new group will have three additional hubs in Pune, Hyderabad and Chennai. Furthermore, the transaction strengthens Capgemini's presence in North America and confirms the Group's ambitions in this market.

In addition, it positions Capgemini on the forefront of the Financial Services sector – which accounts for 25% of the global IT market – and enhances its expertise in this field. Kanbay has a particularly high-tech slant and develops technology such as the credit cards marketed by HSBC.

"The combination of Kanbay with Capgemini is very exciting news for our customers and employees. Capgemini shares our vision of the market and stated strategy. Thus, this deal represents a continuation of our existing approach. In addition, the two organizations will benefit from complementary business philosophies and cultures, which is an asset to our customers and to our employees," states Raymond J. Spencer, Chairman and C.E.O. of Kanbay, who is to join the Capgemini management team. *"Kanbay chose us because our values are similar,"* confirms Paul Hermelin.

The acquisition of Kanbay strengthens Capgemini with unparalleled domain knowledge in the financial services vertical, seamless consulting and technology expertise and market-leading offshore resources.


I N D I A
Calcutta
Mumbai
Pune
Hyderabad
Chennai
Bangalore

● Capgemini + ● Kanbay in India

November

Launch of BPOpen | To celebrate the tenth anniversary of the BPO center in Krakow, Poland, Capgemini presented BPOpen, a new integrated services platform based on Service Oriented Architecture (SO [→ GLOSSARY]. This platform makes the Service Oriented Enterprise (SOE) a reality, and sign icantly enhances the added value of the Capgemini BPO services. Productivity gains a obtained not only by pooling technology but also by optimizing the client's business processes.

Capgemini: European energy supply warning | According to the latest European Energy Watchdog, monitored a published by Capgemini, the balance between supply and demand for electricity has deteriorated. The 2005 climatic uation – the cold spell and, more especially, the heat waves – have caused the differential to fall to an all-time lo Capgemini's specialists have therefore stressed the necessity of investing more in production infrastructures and in struggle against greenhouse gas emissions.

December

Contract with Tetra Pak | The number one Swedish food processing and packaging company entrusted Capgemini w a seven-year outsourcing contract for its Finance and Accounting processes, involving 60 co tries. Tetra Pak's multi-lingual services are carried out by the BPO centers in Krakow (Pola and in Ghangzhou (China).

Successful capital increase | The purpose of this financial operation was to give the Group more leeway, after the acq sition of Kanbay, in the event of any further acquisition projects. The capital increase was highly successful. Expected gr income was 455 million euros: target met and overstepped.

Capgemini's SOA offering takes the lead in EMEA | The Forrrester WaweTM study (conducted by the US firm Forre Research) regarding SOA in Europe, the Middle East & Africa is a clear illustration of this statement. Their assessm is based on approximately 40 criteria. The Capgemini offering is differentiated from the six other service companies e uated on three points: its rigorous governance model, its engineers' expertise and its adaptability to sector, regional cultural differences.



Transformation plan

Capgemini maps out its future with "I^3", program of transformation and conquest.

The "I^3" program is driven by this basic observation: the IT services sector is today in the throes of far-reaching changes. The continued rise in offshore is allowing the cost of services to be reduced, and clients are ever hungrier for innovation. Now that they see IT as a lever for development, they demand ever more sophisticated services that are based on an in-depth understanding of their activities and their production processes, which are likely to bring them a real competitive advantage. Capgemini sees its role as being a partner capable of intervening way upstream of their operational processes and helping them to implement change in order to improve their performance and their business models and to create, alongside them, growth and added value in the framework of a strengthened partnership. Paul Hermelin, the Group's CEO, emphasizes, *"This transformation plan is embedded in our culture. The Group will always adhere to its values and its history. But this does not just mean getting back to the basics. This is why we have selected three themes in which we intend to excel: industrialization, innovation (an indissociable pair) and intimacy, namely true, heartfelt ties with chosen clients for whom we are – or wish to remain – the partner of choice."* In order to develop this plan, sustained efforts will be made to support the Group employees. This is what "I^3" is all about: transforming ourselves to help the transformation of our clients by investing in these three areas.

"This transformation plan is embedded in o The Group will always adhere to its values and its

To create a network of multi-cul teams, integrating back-office a front-office, based on harmoniz methods, tools and processes.

To reinforce technology, methodology or business-related innovation.

Innovation: the fruit of collaboration.

More than ever before, innovation is a lever for additional income and competitive edge. Capgemini aims to drive its clients' ambitious projects by leading them to innovate both in new technologies and process-related methods. The objective of the "I^3" program is to reinforce technology, methodology or business-related innovation. We also intend to formalize and to favor the dissemination, within the Group, of cutting-edge innovation in certain market segments to benefit all our clients.

Industrialization: an integrated model.

Capgemini does not wish to restrict its industrialization simply to increase its offshore production capacities, which are set to grow particularly in India, where the Group should have approximately 40,000 employees three years from now. The "I^3" program goes much further than this, its aim being to implement a totally integrated global production model. The objective is to create a network of multi-cultural teams, integrating back-office and front-office, based on harmonized methods, tools and processes. It is a model that will allow the Group to attract the best offshore resources and to deliver its clients the best service at lowest cost.

Intimacy: enhancing proximity and trust.

This third aspect is closely associated with the other two. By offering specialized skills in targeted fields, an in-depth understanding of its clients' businesses and a perfectly integrated global network, Capgemini will be able to build ever closer ties with its clients. These ties will be constantly reinforced by a customer relations approach based on Collaboration which, far from being a mere slogan, is at Capgemini a model designed to help bring about, together, the best possible results.

"'I^3' is a program that will sharply increase Capgemini's ability to create real value for our clients. Given our recent financial and business successes, you might be wondering why we are embarking on a new transformation program at all. My answer is simple: we want to be a leader, to be one of those who set the agenda for the industry and shape its future. And we can only do this from a position of strength, which is why 'I^3' is a plan of conquest," explains Ian Jordan, "I^3" Program Manager for the Capgemini Group.



One mission,
four disciplines.

The Capgemini mission is to help its clients to transform in order to improve their performance. For this purpose, an integrated service offering, comprised of sector expertise and specific disciplines, is proposed to them accordingly.

- Our mission: Enabling Transformation. Capgemini enables its clients to transform and perform through technologies.
- Our vision: Enabling Freedom. Capgemini will lead by providing its clients with insights and capabilities that boost their freedom to achieve superior results.

Present in thirty-two countries with a workforce of 68,000, generating revenues of 7,7 billion euros in 2006, the Group offers a wide range of integrated services, organized around its four disciplines and sector expertise. Services range from strategy-making to the maintenance of IT systems.
Each of the four business lines, comprising the Group's service offering, exists as an autonomous unit with its own objectives, business models and recruitment processes. By combining the expertise of these units, integrated transformation services can be offered to our clients. Hence, the Group's key strength lies in knowing how to interlink its multiple skills in order to respond to projects requiring a crosswise approach, thereby satisfying the needs of clients seeking commitment to the achievement of measurable, sustainable results.
Capgemini is independent from any software publisher or hardware manufacturer. In an effort to provide our clients with the best products and know-how, the Group has formed a network of strategic alliances and partnerships. This enables us to freely and knowingly select and deliver reliable solutions, precisely tailored to each and every client's needs.
Capgemini is also able to deliver services in the location which best serves the interests of its clients – in terms of quality, cost and access to the best expertise. Dubbed Rightshore™, this approach improves productivity and gives added value to services.

The four Capgemini disciplines

- Consulting Services (CS) [-› GLOSSARY]: helping our clients to identify, structure and execute their transformation projects, for a long-lasting impact on their growth and competitive edge.
- Technology Services (TS or Integration) [-› GLOSSARY]: formulating, developing and implementing all kinds of technical projects, from the very smallest to the very largest.
- Outsourcing Services (OS) [-› GLOSSARY]: assisting our clients in complete or partial outsourcing of their information technology systems and other closely-related activities.
- Local Professional Services (LPS or Sogeti) [-› GLOSSARY]: offering a range of information technology services adapted to local needs in terms of infrastructure, applications and engineering.

Lastly, Capgemini relationships are built on solid foundations of collaboration. The Collaborative Business Experience (CBE) [-› GLOSSARY] is the Group trademark. And the way in which results are achieved count just as much as the results themselves, because client satisfaction is the number one criterion in measuring success.



"The CBE is our trademark, setting us apart as a true partner for whom the way in which results are achieved counts as much as the results themselves. Hence, customer satisfaction is the number one criterion in measuring our success," says Nicolas Dufourcq, Group Deputy CEO - CFO.



One mission,
four disciplines.

Consulting Services. In 2006, growth and profitability were the order of the day for this discipline. Stimulated by economic globalization and the large merger-acquisition projects underway, demand should be sustained in 2007.

An introduction to the discipline. Consulting [-› GLOSSARY] enerates 11% of Group revenues and employs 5,149 people. his entity is positioned in the strategy, management and IT onsulting market. Clients are given support to define and arry out their transformation projects.

ocus on the evolution of the quarterly CS nployee utilization rate.



62 67 66 66 66 69 66 69
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2005
2006

ient story. Limited Brands is among the most forward-thinking North nerican retailers. In order to strengthen its leadership position, the mpany decided to undertake a vast overhaul of its operating model d information systems through a project known as INSIGHT. pgemini is Limited Brands chosen partner to implement this trans- mation, and together we are making progress with this multi-year tiative, having achieved our initial key objectives and milestones -time and on-quality.

Background to 2006. The globalization of economic activity pursued its course, drawing strong demand for strategy and management consulting in its wake. 2006 was marked by mergers & acquisitions in many business sectors, new banking and energy regulations, the emergence of strongly-expansionist Chinese and Indian industrial giants and the transformation of Western companies together with the reorganization of their business processes. There is growing recourse to outsourcing as companies require support to define their strategies, assimilate their acquisitions and transform their organizations on a worldwide scale.

Taking stock of 2006. *"2006 was a year of sustained growth and true profitability. And the relevancy of our strategy consulting and post-acquisition integration proposals meant that we carried off some significant contracts, like Air France and Limited Brands in the United States,"* says Antonio Schnieder, in charge of Global Coordination Consulting. Faced with demands from key clients, Capgemini has taken the progressive step of adopting an internal cross-staffing process and capitalizing on its global expertise (systematic build-up of centers of excellence across the consulting organisation). This approach is essential because Consulting is the flagship Group activity at the interface with the Group's global clients. Furthermore, a revolutionary program to drive the strategic agenda of our clients, called "Transformation Consulting 21" was launched. A key element is the systematic use of ASE [-› GLOSSARY] combined with new techniques in order to step up internal mobilization and to include new technology in the thinking process, right from the start of the assignment. This initiative has the ambition to regain global leadership in the transformation market *"We have defined a similar approach in Process Consulting by embedding business methodologies and other methods and tools"*, adds Antonio Schnieder.

Prospects for 2007. The Consulting market should maintain its positive trend throughout 2007. The most beneficial way ahead for Capgemini Consulting is to focus on specific sectors and to reinforce its fields of expertise. The idea is to promote the integration process by including other Group disciplines and to intensify the use of our new and innovative Transformation Consulting approach.



"We have had a greater number of multinational pursuits and projects. I am always impressed to meet more and more consultants working in different countries. In France, we are considered to be the leader in Management Consultancy. In most of the other European countries we are amongst the top 5. On top of this, we have a significant presence in the US and are also growing rapidly in Asia," notes Antonio Schnieder, Group Global Coordination Consulting.

One mission,
four disciplines.

Technology Services. 2006 was a year of sustained growth. The industrialization that accompanies innovation should enab the Group to meet the needs of an ever more global, ever more demanding client base, in 2007.

Focus on the evolution of the quarterly employee utilization rate.


%
80
70
60
50
78
79
79
79
78
80
Q1
Q2
Q3
Q4
Q1
Q2
2005
2006

Background to 2006. Against the background of a more favorable economic climate, the Group's clients have rediscovered their desire for innovation. They are now making long-term investments in major projects, while striving to bring their costs down. Whereas, in the past, they tended to choose between one or other of these two paths, corporate clients are now opting for innovation and development while making substantial savings by way of a globalization strategy for purchasing, recourse to offshore, reducing the number of service providers and creating shared service centers, all within the framework of their industrialization strategies. Thanks to the savings made, they are able to channel some of their resources into renewing their IT systems and developing new applications to support their enterprise strategy.
Taking stock of 2006. *"2006 has been a year of profitable growth and net recovery. We have even been able to observe an improvement in prices in certain high-demand sectors, such as software package deployment or systems architecture services* [-› GLOSSARY]," says Philippe Donche-Gay, Director of Western Europe and TS Global Coordination. Increased sector-specific specialization has bolstered the skills base and helped us win contracts such as the overhaul of the MAAF insurance company's IT system. In terms of innovation, Capgemini has adopted a proactive posture towards Open Source [-› GLOSSARY], which is used by the French public services. This has helped the Group to win one of the first maintenance contracts of this type with the Ministry of Finance. A specific Open Source offering called "OSS Partner" has been launched, and is expected to be rolled out worldwide. Lastly, the Group's big outsourcing contracts continue to generate heavy demand for systems integration expertise, confirming once again the relevance of Capgemini's interdisciplinary integration strategy.
Prospects for 2007. Demand should remain strong with, in particular, a marked desire from clients for new architectures and for offshore. *"The software development value chain is undergoing a transformation, and will offer far greater levels of productivity. We are mobilized to help get this new model up and running in 2007,"* declares Philippe Donche-Gay.

Client story. MAAF, one of the top French insurance companies wi 3.5 million clients, has sales figures to match its all-conquering vi mutualist insurance. Faced with a market that is increasingly com and demanding, MAAF has put in place a transformation plan de to provide the company with the means to increase still further i reactivity, productivity and security. It is in this context that Capg was chosen by MAAF to co-manage with its teams the overhaul p for its IT system ("NSI auto"), due to come to fruition in 2008.

An introduction to the discipline. Accounting of Group revenues in 2006 and for 25,223 em TS [-› GLOSSARY] covers various aspects: proje architecture, implementation of software pack application development, IT technology consu the creation of innovative solutions.

"Leveraging our innovation capabilities is a main priority, especially in Technology Services. In 2006, we pushed new approaches like SOA, Open Source and Web 2.0 riding the wave of new technological innovation. This is not a break or a killer application but a technological continuum, which is excellent news for Capgemini," explains Philippe Donche-Gay, Director of Western Europe and TS Global Coordination.



ne mission,
our disciplines.

Outsourcing Services. Strong growth and improved profitability characterized this activity in 2006. The production launch of major contracts, the extension of existing contracts and the continued "rationa-ization drive" underly these fine results.

n introduction to the discipline. Accounting for 39.1% f the Group's turnover, OS [-▸ GLOSSARY] is its premier iscipline. With its strong contingent of 20,694 employees, is entity manages all or part of its clients' IT systems (ITO) -▸ GLOSSARY] and operational functions (BPO).

cus on the evolution of BPO revenues Europe-Asia.


in millions of euros
2004 2005 2006

Background to 2006. The outsourcing market, by its recurrent nature, its size and its prospects, particularly in new segments such as Business Process Outsourcing (BPO) [-▸ GLOSSARY], attracts more and more service providers, generating ever stronger competition. 2006 was no exception to this trend, with the rise in influence of the Indian players. Globally, although the USA and the UK continue to corner three-quarters of the market, the Asia-Pacific zone is growing rapidly. Demand in the BPO segment remains high.

Taking stock of 2006. According to Paul Spence, Director of the Group's Outsourcing Services: *"2006 has been a very important year. We have reached a level of 20,000 employees, received some 3 billion euros worth of orders and successfully implemented the first stage of our MAP plan* [-▸ GLOSSARY] *for growth and profitability."* The priority has thus been to renegotiate certain contracts and to rationalize the Purchasing function, leading to a significant reduction in operating costs. Furthermore, within the context of a globalized economy and strong competition in the field of outsourcing, the Indian activity of Capgemini has doubled in size, now accounting for 2,400 employees. To this total can be added 1,300 employees in Poland and 500 in China.

2006 was marked by the effective start-up of major contracts with General Motors and the London Metropolitan Police. Also, the position of trust we have held since 2003 with Her Majesty's Revenue & Customs in Great Britain has led to the initial contract being extended to the tune of 1.1 billion euros. For its part, BPO activity, centered on corporate finance and administration functions, has grown by 43% in Europe, with new clients such as Unilever, SKF and Tetrapak.

Prospects for 2007. Pursuing the MAP plan, intensifying Rightshore™ [-▸ GLOSSARY], rationalizing the global production mechanism, doubling the headcount in India, improving the targeting of markets and clients, creating new offers and building on our skills bases: this is the roadmap for the OS activity in 2007. *"After concentrating our efforts on the cost structures and production mechanism, we shall be ready to sign major new contracts,"* concludes Paul Spence.

ient story. Capgemini and Unilever have signed a seven-year reement providing for the wholesale management of finance d administration services for the Anglo-Dutch Group's various mpanies via BPO. This contract comes under Capgemini's ajority shareholding in Indigo, the Unilever shared-services center dicated to finance and accounting, based in India and comprising o employees.



"Global OS is well positioned to help lead the way for the Group on the successful implementation of the transformation program in 2007, and we look forward to partnering with Consulting Services, Technology Services and Sogeti to deliver on our new corporate mission (Enabling Transformation) and vision (Enabling Freedom) everywhere we do business around the world", explains Paul Spence, Director of the Group's Outsourcing Services.

One mission,
four disciplines.

Local Professional Services. Sustained and profitable growt a takeover in Germany and deployment in the UK, the launch of an offshore production program: Sogeti can look back wi satisfaction on 2006.

Focus on the evolution of the quarterly LPS employee utilization rate.


%
85 86 86 86 85 85 8
80
70
60
50
Q1 Q2 Q3 Q4 Q1 Q2 Q
2005
2006

Background to 2006. The pronounced trends for consolidation and the globalization of the economy have done nothing to lessen the local significance of the markets and organizations on which Sogeti has been operating for nearly 40 years now. In this context, even though the subjects to be dealt with are increasingly complex and the cycles ever more rapid, they still represent large, global programs transposed on to a local scale. The upshot of this is the continued growth of the market in local IT services.
However, clients have become more and more selective and demanding. They implement referencing policies and seek to have partners who, while remaining local, have a global dimension. Sogeti, as it happens, perfectly satisfies these criteria, with a tried and tested business model, a loyal relationship stretching back many years with certain clients, an international stature and its affiliation to a global group of companies.
Taking stock of 2006. *"We enjoyed a highly successful year in 2006 from the point of view of both growth and profitability; this was true on all our markets,"* declares Luc-François Salvador, Chairman & CEO of Sogeti, who goes on to say: *"Despite a highly competitive environment, our US outlet now boasts profitability levels going into two figures. As far as services are concerned, application testing – on the back of its success in the Netherlands – has been rolled out worldwide and is making impressive inroads, particularly in France and in the USA."* In addition, Sogeti has, as predicted, consolidated its high tech consulting business with the acquisition of the German company, FuE, which specializes in the aviation sector. This operation confers on the company the scale it requires to convince the big corporate clients. Last but not least, Sogeti has continued its expansion in Europe by setting up in the UK, Ireland and Denmark.
Prospects for 2007. Sogeti intends to keep pace with and even outstrip the growth of the market. Besides pursuing its efforts on the segments mentioned above, and in countries such as Germany and the UK, innovation and offshore are also high on the agenda this year. Offshore is a new departure for Sogeti, used as it has been to selling and producing from one and the same location. *"We are going to develop our service offerings, especially with regard to application testing but also in high tech consulting, by integrating the offshore aspect so as to offer our clients solutions at very competitive rates. Our ambition is to take on 500 employees in India in 2007,"* Luc-François Salvador concludes.

Client story. As part of the deployment of a new architectur called Pl@net [-› GLOSSARY], the French bank LCL has calle upon Sogeti to migrate over 120 transactional processing applications for local banking. To this end, Sogeti is carryin out technical and functional tests, for checking, in particula the successful integration of the application components.

An introduction to the discipline. Representin of Group revenues for its 16,570 personnel, LP [-› GLOSSARY] or Sogeti draws its strength from geographical proximity to its clients and its technological expertise, revolving around three service offerings: high tech consulting, applicat management and IT outsourcing.

"Throughout Sogeti, we are planning to disseminate the Technology Academy concept initiated by our Dutch subsidiary in order to mark our difference in a highly competitive environment and to raise our profile. This involves showing our customers who we are, i.e. not only a trustworthy partner but a community of experts wishing to share their know-how," states Luc-François Salvador, Chairman & CEO of Sogeti.





Sector of activity

Public Sector. Increased market share, sustained demand for consulting and project management, US market breakthrough: these were the headlines for 2006, an extremely fertile year for this sector.

An introduction to the sector. Public Sector acti represents 27.8% of Group revenues. Capgemin four lines of expertise are taxation, public safety, authorities – particularly in large cities – and hea

Background to 2006. In seeking productivity gains, responses to citizens' demands and new solutions for public security within their administrations, the major Western countries have kept to the modernization path. These initiatives require the implementation of complex programs for the transformation of organizations and IT systems. In 2006, the already-buoyant investment in information technology was stepped up further: *"For example, the prevention of tax fraud has now become a top priority. Discussions are underway with Great Britain, the Netherlands, and Sweden for the modernization of their IT systems. The Group's prowess in the SOA* [→ GLOSSARY] *field, in France, has raised a lot of interest"*, summarizes Stanislas Cozon, Director Public Sector of the Capgemini Group.

Taking stock of 2006. 2006 was distinguished by a strong demand for consulting and project management from European administrations. In Italy, for example, the national printing works – a new client – engaged Capgemini for the new residence permit and the electronic passport project. In the Netherlands, the Group has rolled out a large logistics-related SAP project for the Ministry of Defense and the Dutch administration has completed two projects which were partly executed in India, proving that offshore is not necessarily taboo in the public sector these days. Furthermore, in the United Kingdom, the Group's major outsourcing projects – Her Majesty's Revenue & Customs and the London Metropolitan Police – have generated sustained demand for consulting and project management. This demonstrates – once again – the perfect relevance of the Group's strategy with its synergy of the disciplines. In addition, the Group has effectively developed close ties with its clients by encouraging contact between the public service managers from different countries. *"This year, client demand has increased noticeably for this type of contact as managers are realizing that it helps in speeding up the dissemination of good ideas"*, remarks Stanislas Cozon.

Focus on the evolution of revenue in the Public Service Sector.


in millions of euros
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
2005
2006

Prospects for 2007. Today, Capgemini has become one of the two leading service-providers to the public sector in Europe. Moreover, the Group intends to consolidate this position in 2007 by focusing on the field of taxation in the Nordic Countries and in the Netherlands. In the United States, Capgemini hopes to maintain its excellent progression in 2006.

Client story. The London Metropolitan Police Service launched an amb program to make London the safest major city in the world. Hence, it e on an extensive program to deliver 21st Century policing. Capgemini w appointed as the provider of Information Communication Technology services which supported front line police work in a cost-effective mar

"Our breakthrough in the United States in one of the largest federal public sectors in the world proves that if a European company respects a certain number of rules, it can win contracts. This is true even for sensitive areas such as Defense or border control, for which we have been asked to perform consulting assignments," highlights Stanislas Cozon, Group Director of the Public Sector.



Energy & Utilities. Like the previous year, 2006 saw sustained iberalization of the Utilities market in Europe and transformation projects undertaken by the main players in the sector.

n introduction to the sector. This activity contributed 13.1% to roup revenues this year. Utilities represents two thirds of the tivity while Energy & Chemicals (oil and gas) represents one third. roup sales are mainly composed of projects and consulting rvices in Europe and outsourcing in the USA.

cus on the evolution of revenues the Energy & Utilities Sector.


in millions of euros
2005
2006

Background to 2006. Oil and gas price tensions surfaced frequently in 2006, heightening concerns about the security of energy supplies. In Europe, the historic Utilities providers continue to face the challenge of further deregulation and, from July 2007, will have to adapt to a market totally open to competition. The European Commission now intends to take a step further and to create a true European Electricity & Gas market, supported by free competition. It therefore wishes to separate completely the regulated distribution and transmission networks from the non-regulated activities such as production and retail, but has met with resistance from certain Member States. In 2006, a second wave of mergers-acquisitions was launched in Europe and some new pan-European companies could be formed in 2007. In the USA, the main concerns of the Utilities companies revolve around the renewal of the generation systems and the modernization of the electrical infrastructures through new technology, such as smart meters. The goal is also to improve financial performance. In the petroleum sector, the large corporations are devoting increasing resources and attention to the exploration of new oil and gas fields and to operation excellence of the existing ones.

Taking stock of 2006. *"As a direct consequence of the liberalization of the Utilities markets in Europe, operators are rethinking their strategy, organization and IT systems in order to adapt them to a deregulated market model while maintaining ambitious targets in terms of productivity gains,"* notes Colette Lewiner, Leader of the Energy & Utilities sector for Capgemini. Yet again, the new end client systems and consulting activity generated by the liberalization process have fired up the market. Capgemini provides consulting services for key European clients, and notably assists them in the unbundling process and the creation of new Distribution and Retail units. It also builds new, mostly SOA-based [→ GLOSSARY] IT systems on their behalf. Furthermore, the Capgemini Group ranks Number Two in Utilities in Europe according to Gartner Group statistics.

Prospects for 2007. Due to the continued liberalization of the European markets, the consolidation of its players, the development of an innovative service offering with smart meters and networks, and our clients' trust in us, the Group's business prospects – as far as the Energy & Utilities market is concerned – are bright.

ient story. Welsh Water. This water company, a new ent operating in the United Kingdom, contacted pgemini for the purposes of entirely refashioning d managing its information systems. The contract quired consulting, systems integration and outsourcing pabilities, and Welsh Water has made a significant ntribution to consolidating the Group's development the water sector in Great Britain.



"In 2006, we gained market share in the oil sector both in exploration-production through our smart-field operation expertise [→ GLOSSARY] *and in petroleum services by helping them to organize their back office functions,"* announces Colette Lewiner, Group Director of Energy & Utilities.

Sector of activity

Banking, Finance & Insurance. This is the world's largest market in terms of IT investments as consolidation, globalization, regulatory developments and new technology continuously spawn new demand.

An introduction to the sector. This sector accoun for 14% of aggregate Group revenues. Capgemini particularly active in retail banking and insurance, where it sells consulting and technology services, although BPO [→ GLOSSARY] is beginning to get o the ground.

Background to 2006. Sustained consolidation of the sector's institutions in Europe, positioning of the Western players in Asia, establishment of the SEPA (Single Euro Payments Area [→ GLOSSARY] which consists of a single set of payment instruments and processing infrastructures within the European Union), and upheavals in the technological field thus potentially reshaping the contenders' business models. Such were the outstanding events of 2006 in the Banking, Finance, Insurance sector. Italy has now become the hub of consolidation in Europe, which should soon affect Germany too, with its piecemeal banking sector. The consolidation trend is beginning to produce a European business model of its own: *"Distribution of banking products is still local on the whole, but back office activity is developing on a European scale as payment, credit and leasing are centralized"*, notes Bertrand Lavayssière, Director of Banking, Finance & Insurance for Capgemini.

Taking stock of 2006. The wave of giant merger & acquisition transactions - with the resulting transformation of organizations, reshaping of IT systems and creation of shared service centers – feeds into the Group consulting and project management activities. For example, Capgemini is working on a "Merger Management" project involving all of the Eastern European entities of a major European bank. The Group also works with an entity recently acquired by a French banking institution. As for SEPA, Bertrand Lavayssière estimates that the Payments Area has engendered a 5-billion-euro market of consulting, project management and outsourcing engagements. Capgemini is currently performing consulting assignments, on behalf of 8 major European banks, looking into the actual impact of SEPA and the possible response strategies.

The American banks, whose domestic expansion has been hindered somewhat by the regulatory measures, are now seeking new opportunities in Europe and Asia. They are also turning to offshore on a massive scale for their back-office functions (e.g. Citibank, employing 22,000 people in India). As witnessed by Capgemini's announcement in October 2006, the acquisition of Kanbay, specialized in the development of IT projects for the Banking, Finance & Insurance sector and employing 6,900 people (5,000 in India), is a perfect demonstration of the company's sharp flair in this respect.

Prospects for 2007. This project has enabled the Group to raise its profile considerably in this vital sector in the United States. Globally, Capgemini is now ready to serve both the top Anglo-American clients, in the immediate future, and the European institutions – which are beginning to take a serious interest in offshore – in the short term.

Focus on the evolution of revenues in the Banking, Finance & Insurance


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Client story. The North European Financial Services group Nor (11 million clients throughout the Nordic countries) entrusted Capgemini with the maintenance and development of its administrative applications and data warehouses, under a 5-y outsourcing contract. Delivery will be undertaken by local Capgemini centers and its Indian offshore center in Mumbai.

"In the banking sector, China is probably the future Shangri La for groups like Capgemini, particularly in the field of risk. India is an even more striking example of development: local banks manage millions of customers by means of hi-tech solutions, such as grid computing [→ GLOSSARY]," explains Bertrand Lavayssière, Group Director of Financial Services.



Sector of activity

Manufacturing, Retail & Distribution. Globalization and the growth of emerging markets are key issues impacting the world of manufacturing, retail and distribution today.

cus on the evolution of revenues the MRD Sector.


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2006

Background to 2006. Globalization affects the industry in three key ways. Firstly, emerging countries such as India and China have become increasingly important sourcing markets for skills and production. Secondly, these regions are growing in significance as markets in their own right, with a burgeoning middle class that already has significant spending power for goods and services. This is leading giants such as General Motors and Wal-Mart, looking for new growth markets, to turn to areas such as India and China. Finally, major players in these markets are increasingly driving industry changes and consolidation. In the steel industry, for example, there have been several recent takeovers of Western players by companies like Tata Steel and Mittal. Meantime, the retail sector in Europe is growing again, after several years of stagnation. Retailers are investing in stores and store technology, as well as focusing on making the supply chain more responsive to actual demand and responding to new regulations such as food traceability.

Taking stock of 2006. "*We have already signed contracts for consulting services with local Indian retailers and are involved in discussions with other Indian companies, which, like their Chinese counterparts, are interested in the application of Western best practices to their businesses,*" explains Bernard Helders, Global Head of Manufacturing, Retail & Distribution. In the distribution segment, Capgemini has been working with clients around the Logistics Service Providers (LSP) program, the Group's joint initiative with SAP designed to provide integrated, flexible end-to-end solutions to help LSPs manage their business processes and reduce the complexity of their IT systems. On the strength of its expertise in consumer products and retail, Capgemini worked with the Global Commerce Initiative and Intel to publish an important study titled "*2016: The Future Value Chain,*" in partnership with the key players in the industry. This study defines a unique vision of the total consumer goods value chain from manufacture to consumption and addresses the changes and challenges the industry will face in the coming decade.

Prospects for 2007. Against the background of globalization and efficiency enhancement, Capgemini's Manufacturing, Retail and Distribution sector will continue to bring innovation to the industry, while helping clients with process improvement. The sector will also focus on increasing industrialization with greater domain specialization of our Indian operations.

n introduction to the sector. The Manufacturing, Retail and Distribution ector accounted for 29% of Group revenues in 2006. The manufacturing, tail and distribution industry is particularly receptive to our BPO d outsourcing offerings and to the Group's Rightshore™ delivery pproach.

ient story. Royal Philips Electronics, the Dutch Group, required sistance in defining its Global Data Synchronization (GDS) ategy, and supporting its International Retail Board (IRB) aligning the GDS strategies of the three Product Divisions at deal directly with retail customers: Lighting, Consumer ectronics and Domestic Appliances and Personal Care.



"We now have several thousand employees in India specialized in the management and development of software applications for the manufacturing, retail and distribution industry. One of our priorities for 2007 will be to better organize our production according to skills centers; for example, around the SAP Retail application," concludes Bernard Helders, Group Director of Retail, Manufacturing and Distribution.

Sector of activity

Telecommunications, Media & Entertainment. Service convergence is the focus of attention in the sector as a means of revitalizing market growth. Setting up in emergent countries such as India is also the order of the day.

An introduction to the sector. With its experts in consulting and IT systems, TME (Telecommunicati Media & Entertainment) activity represents 9.6% of Group revenues and over 16% of the Consulting and Project activity.

Background to 2006. The key trend in the sector is the marketing by the operators of so-called "convergence" applications. These applications combine voice, internet and TV or cinema content. They sometimes combine with 3G mobile services and are designated "triple" or "quadruple play" [→ GLOSSARY]. *"These services are available in most European countries and are already being sold by the traditional retail outlets,"* says Didier Bonnet, Head of TME at Capgemini. As well as the price war, the competition is also fighting tooth and nail over service quality, the key to obtaining customer loyalty and a prerequisite for selling yet more services. This trend is making for increased complexity in customer relations. Finally, as well as introducing these new services, operators are turning their attentions to emergent countries as an avenue for revitalizing their growth. Vodafone is an example of this, in India.

Taking stock of 2006. Against this background, Capgemini, on the strength of its great knowledge of the sector and its technological expertise, is helping the operators to define their strategies with regard to the new services, to manage their launches and to find new business models that will guarantee the operators' revenues and growth of their margins. The Group is also involved, via dedicated service centers, in the development and consolidation of customer billing systems. These centers make it possible to leverage the benefits of knowing the IT system inside-out while guaranteeing efficient integration between the system components, so that the operators will be able to measure and profit from all the aspects of convergence. *"What is more, targeted outsourcing focused on specific applications or BPO* [→ GLOSSARY] *is starting to make an appearance in Europe,"* Didier Bonnet points out. It is also the case that new web service and mobile providers could end up outsourcing their billing and their customer management.

Prospects for 2007. In light of the anticipated boom in convergence services, Capgemini will be looking to underpin its business and technological capacities in certain market segments. This will include, in particular, the creation of dedicated telecom centers in Morocco and India, using specialized structures in order to provide operators with the advantages of our Rightshore™ [→ GLOSSARY] approach. Last but not least, the Group is also intending to play a key role as intermediary between the operators and the content producers – those who supply the content for the convergent services – via *Digital Media Delivery*, an entity of Capgemini dedicated to the management of digital content.

Focus on the evolution of revenues in the TME sector.


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2005
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Client story. **SFR, number 2 mobile telephone operator in France, partnere with Capgemini on its "2006 World Cup" project. The Group conducted th integration of a new version of the Vodafone Live! portal within a very tigh schedule due to the opening date of the event. It also integrated an extrem innovative third party alert program called "Goal". This service involved sending out automatically video extracts of goals within five minutes of the score change. Group team mobilization in order to meet this challenge successfully was exemplary, according to SFR.**

"Convergence is creating widespread disruption across the value chain as players move out of their existing territories and enter new markets. Brand stretchability, business model adaptability and a simple as well as intense customer experience could prove to be the key enablers of success of the converged world," believes Didier Bonnet, Group Director of Telecommunications, Media & Entertainment





From Los Angeles to Sydney, side by side with our clients.

Capgemini around the world. Since its inception in 1967, Capgemini, celebrating its 40th anniversary in October 2007, has been constantly developing beyond the borders of France – first of all in Europe, then in North America, and subsequently in Asia.
The Group employs 68,000 people in the 32 countries where it is currently present. Such strong development springs from a permanent search for geographic and cultural proximity to its clients – for it is the local managers, empowered with considerable freedom of action, who manage the different subsidiaries. The globalization of the economy and the needs of the major international groups for global, competitive services mean that, today, the various geographic zones of the Group interact to serve the interests of both the client and the employee's career development.
This interaction, just like the principle of proximity, is clearly demonstrated by the Rightshore™ principle for the production of IT services. Capgemini has developed this particular offer in order to provide its clients with an excellent compromise between offshore (production in Indian and Chinese centers), nearshore (production on the same continent, e.g. Spain or Poland for the European market) and onshore, local production (outside the client's site in centers using the same processes). This flexible system can be tailored to the companies' requirements and takes into consideration their cultural and operational demands. For this purpose, a production center will soon be opened in Morocco in order to serve French-speaking clients.

"Faced with the demands of our clients and their increasingly global businesses, Capgemini has established a consultant cross-staffing process enabling the formation of a multi-country, multi-disciplinary team combining the best competencies for a given assignment. A powerful argument in our favor in this competitive environment," says Patrick Nicolet, Group Sales Manager Director.





Capgemini North America. The North American activity (NA) of the Group now operates on solid foundations. With the confidence of clients like General Motors, Limited Brands and Hewlett-Packard, the acquisition of Kanbay will strengthen Capgemini even further.
Kanbay has a strong presence in the US financial sector and a 5,000-strong workforce in India.
Indeed, the corporate American clients who have driven the IT industrialization and globalization process, particularly in banking and finance, consider offshore as just "Business as Usual" and part and parcel of the service provider-customer relationship.
As a reminder, a third of Capgemini NA's Technology Services developments are already carried out in India.

"The major European clients in industry, in particular, with their well-oiled global production mechanisms are interested in our Rightshore™ *and BPO solutions. The large continental European banks are also beginning to show interest. In addition to offshore, the Group also has production centers located either within the client's country or in a neighboring country,"* says Henk Broeders, Group Director of Continental Europe and Asia-Pacific.



:apgemini Europe. Borne by the buoyant economic situation n the European Union, large contracts for cost reduction operaions and transformation projects has been won by Capgemini. n such a favorable climate, more contracts required Group ffshore capability as European clients gradually became accusomed to this process.

Aoreover, the Group has also concentrated its efforts on ombining and cross-tasking its expert teams by country and y discipline. For example, the combination of British expertise n Business Intelligence, French expertise in systems integration nd Spanish expertise in applications maintenance will provide he best possible service for our transnational clients. In 2006, :apgemini is setting up new organizations and managers n order to quicken the pace.

Capgemini India. The Group has a workforce of over 12,000 people in India due to the contribution of Kanbay. It is now the second country in the Group in terms of headcount, at the heart of the Rightshore™ [—› GLOSSARY] global industrial process in order to provide top quality service while remaining competitive, particularly for the large international tenders. Capgemini's Indian production centers work for American and European clients in delivering outsourcing, systems integration and technology services in conjunction with their Western colleagues. The Indian sites will become increasingly specialized by technology and/or by business sector.



Client story

Česká Spořitelna enhances its client relationships.

The Czech bank has entrusted Capgemini with the design and deployment of its customer relationship management system, with instant benefits.

A brief introduction to Česká Spořitelna. The history of the Czech savings bank dates back to 1825. It was privatized in 2000 and ought out by Erste Bank from Austria. Česká Spořitelna now has workforce of over 11,000, a network of 640 branches nd 1,070 automatic cash dispensers. The bank's client base has eached the 5.3 million mark, namely half of the Czech population, nd regular growth has been recorded for the last six years.

he Czech banking market. **The average nnual economic growth of the Czech epublic, member of the European Union nce May 2004, is 6%. The banking ector is largely controlled, directly or directly, via foreign capital. Competition fierce on this market, with a total of 36 anks vying for custom, 24 of which are local origin.**

An effective information system. Česká Spořitelna is a leading bank in the Czech Republic, its client base comprising private customers, small and medium-sized companies and local authorities. In the light of a highly competitive domestic market, the bank was looking to foster customer loyalty while developing a key account base. The success came down to the Customer Relationship Management (CRM [-▸ GLOSSARY]) expertise of the Capgemini teams, the local presence of the Group and the strong pre-existing relationship between the two companies.

Reliable technological solutions. The speed and reliability with which this strategic project was implemented, along with the bank employees' rapid familiarization with the tool, made the project a resounding success. Together, Česká Spořitelna and its partner Capgemini decided to use tried and trusted technology and to ensure sufficient support for the change, which was a major issue.

Capgemini installed and integrated the solutions in successive stages. Hewlett-Packard was chosen for the hardware and EMC for data storage. Capgemini opted for software architecture designed around the Siebel eFinance software package, backed up by an Oracle database and SAS Enterprise Miner decision-making system. A BEA middleware solution links these applications so that 45 Česká Spořitelna business applications are interconnected.

This project obviously involved support for the 8,000 users who needed to become familiar with the new system. Here, the key factor was the bank staff's commitment to the project: *"Capgemini worked very skillfully with our teams,"* sums up Michal Seifert, *DWH & CRM Program Manager* for the bank.

Instant benefits. This has been a very fruitful collaboration. The bank has now exceeded its growth targets in terms of revenues and profit. The client satisfaction rate is 76.6% and return on investment in direct marketing campaigns is on a steep upward trend.

Moreover, its new customer relationship management system greatly helped Česká Spořitelna to win the Banker Technology Award, sponsored by Gartner Group and awarded by the Financial Times. *"It is thanks to Capgemini's commitment and strategic vision that the project has had such an impact,"* says a pleased Jack Stack, Chief Operating Officer of Česká Spořitelna.



"To maximize Česká Spořitelna's leverage from Capgemini's global capacities, our team was looking for a peer project of the same industry, size and scope for continuous exchange of CRM experience and learning. It was a truly exciting moment when our team connected our Czech CRM & DWH customer with an Australian Capgemini CRM & DWH customer. Both customers had great benefit in learning from each other when navigating along the arduous road of CRM. A great example for a Collaborative Business Experience," underlines Dieter Harreither, Central & Eastern Europe CRM leader of Capgemini.

Client story

Through EDF, Capgemini takes an active part in the successful liberalization of the French electricity and gas residential markets.

EDF is changing so as to face a dual challenge – to become the supplier of choice for its residential customers by providing convenient energy solutions that combine comfort and consumption control, and to maintain fair competition through the distribution network operator.

Market liberalization. On 1 July 2007, sale of electricity to private customers will be opened to competition in France. The 28 million customers, representing almost half of EDF revenues, will be able to choose their own supplier. "*This is a massive transformation for EDF,*" underlines Jean-Louis Mathias, Chief Operating Officer, EDF. "*A full overhaul of operations is programmed. Over 5,000 employees will join Sales & Marketing, with increased responsibility for bringing new multi-energy, multi-service offerings to our customers in response to their needs. In addition, the Distributor, with its 50,000-strong workforce, will become a subsidiary in compliance with the law. It will guarantee all competing suppliers free access to its network.*"

A major transformation. The EDF Customers Department selected Capgemini for three programs in order to assist in its transformation. The "CAP2007" program steers the overarching transformation framework, using the EDF's customer journey as a guiding line. The "Mass Market" program aims to transform and improve operational management performance. Lastly, the objective of the Management / Finance program is to build and deploy a new management model for the Customers Department. Concurrently, the Distribution Network Operator has selected Capgemini development teams to help it build an IT system managing all the exchanges between the different suppliers and the Distributor, a system which is essential for the electricity retail market operations in the post-July 2007 liberalized market.

The right partner. Since 2004, EDF's purchasing department has launched several tenders on behalf of the Customers and the Distribution Department. "*EDF recognized our understanding of the electricity sector, our experience of transformation, our methodologies and the personal commitment of each and every consultant,*" explains Stéphane Lefranc, Associate Director, Energy & Utilities for Capgemini. However, the decisive factor was the ability of the Group to demonstrate its expertise, both nationally and internationally, in the successful transformation of companies set to face a new environment. "*On 1 July 2007, EDF will be all set to go into a new phase in its evolution, in a completely liberalized market. EDF staff have been rallied to serve all their customers in this new environment, with a business model which is based both on the quality and reliability of customer relations and energy supply and on operational performance and profitability,*" explains Jean-Louis Mathias.

A brief introduction to EDF. The government-owned Company *Electricité de France* was transformed into a *Société Anonyme* (French jo stock company) in accordance with the Law of 9 August 2004. 11% of its capital having gone public on the French *Bourse* in 2004, EDF generated 58.9 billion euros in revenues i 2006 with a net profit of 5.6 billion euros. The company operates the largest number of nuclear stations in the world, with 58 reactors and a workforce of 161,500.

The energy market. **Following implementation of the Europe directives on the gas and electricity markets, EDF now opera in an increasingly open, international market, particularly in Europe. Liberalization is taking place against a backgroun of increased power consumption in the European Union (up 1.6% in 2005).**

"The team has been proud to contribute to this transformation. Defining and implementing solutions in order to facilitate the daily tasks of EDF's collaborators and improve the performance of Utilities, while respecting the public service commitments is a permanent source of mobilization and motivation," says Stéphane Lefranc, Associate Director, Energy & Utilities of Capgemini Consulting.







:lient story

Gearing Up for the Auto Race in China. Dongfeng Motor :ompany suffered cultural and operations pains as the offspring of a state-owned and a public company. To optimize its operations and meet its expanding goals, it launched the Navigator Project.

brief introduction to Dongfeng Motor Co., Ltd. Dongfeng Motor o., Ltd. (DFL) was established in June 2003 through joint investments om Dongfeng Motor Corporation and Nissan Motor Co., Ltd. s China's first joint venture enterprise in motor vehicles with a omplete series of trucks, buses, commercial vehicles and passenger ehicles, DFL is one of the largest car manufacturers in China.

ıe Chinese automotive market. Aggregate car sales in ıina were 7.22 million units in 2006, up 25% against ɔ05 according to the local automobile manufacturers ssociation. 7.28 million vehicles were produced 2006 (+27% over the previous year) in the country. ırnings of 10.9 billion dollars, a rise of 34%, were corded for automobile and spare parts exports.

Dongfeng Motor Co., Ltd, (DFL) initially suffered poor sales and other difficulties, including culture differences and management style conflicts. Its long-term ambitions include being ranked in the top three globally for commercial vehicles, having its passenger vehicles be considered one of the best brands in China, and becoming a recognized brand name around the globe. In the medium term, the company set out to double its sales and revenues over a four-year period, increase its operating profit, and make the most of its partnership with Nissan.
However, the complexity of the original state-owned enterprise was still reflected in DFL's culture, working mentality, and organizational structure, making it difficult to enact the revolutionary changes necessary to achieve these objectives. Given the fiercely competitive environment, DFL felt it needed to transform and streamline its business processes and systems to improve efficiency. To remedy these problems, DFL management kicked off a transformation program called Navigator Project. DFL selected the SAP R/3 Enterprise application and Capgemini China as implementation partner for the whole program.

Project objectives. The Navigator Project had three major objectives: First, it would establish a management information platform to obtain timely, consistent, accurate, and transparent information. Second, it would assist DFL's finance department in reducing the close cycle to three-day closing and five-day consolidation. Finally, it would develop a detailed central finance policy and procedure manual. It established a consistent business operations platform for 12 plants and 8 departments, covering 70 percent of the company's business. It improved and standardized business and operational processes, standardized data and data management process, integrated business and finance operations, and reduced the close cycle as planned.

"An SAP implementation across such a large business span, within such a short period of time, is rare in China and elsewhere in the world," says Atsushi Komatsu, DFL Vice President of Finance and IT. *"Its success will undoubtedly be written into the DFL history."* The extensive SAP implementation required the joint efforts of more than 70 core business team members and 100 external consultants. It involved 50 departments from 13 business units and over 1,000 users. The functional scope covered financial accounting, controlling, materials management, sales and distribution, production planning and control, and the project system.

Due to the tight schedule, SAP was implemented in parallel at three project sites. Qiao Yang, Senior General Manager of Finance and Accounting, says that *"through the implementation of this world class enterprise management software, DFL is able to obtain timely, accurate, and transparent information. More importantly, it promoted positive changes to the mindset and behaviour of our 70,000 staff and further improved management in the entire DFL operation."*



"The Dongfeng project is an excellent example of Capgemini's value proposition in China: Capgemini is the only international consultancy in China with a truly local management team and so our strength is to combine deep understanding of the local business culture in China with our understanding of NMC business culture and applying proven Western methodologies – a very effective combination especially also for Joint Ventures, and successes like the DFL project show that it works well," sums up Stephan Dyckerhoff, Executive Vice-President of Capgemini.

Client story

TDC places its confidence in Capgemini Denmark.

The Danish telecom operator has outsourced its customer manageme and invoicing IT systems to Capgemini using the Rightshore™ production model.

A fiercely-competitive mobile phone market. Denmark – with its 5.4 million inhabitants – has a dynamic mobile phone market which has led to more and more competition. Due to the booming telecommunications activity, the erstwhile national telephone operator – Tele Danmark Communications (TDC) – has had to review its sales and marketing policies and to ring the changes. A range of new competitors, running particularly aggressive price and service policies, now have to be included in the equation. TDC's mobile phone activity (the market was up by 6% in 2006) produces a third of its total revenues from a client base of 8.2 million. The company's goal was not only to continue, but to intensify its customer loyalty policies by introducing new services and offers.

Back to core business. With this in mind, TDC decided to change its organization. It chose to outsource the IT system for customer management and invoicing. A tender was therefore issued in 2005, and Capgemini Group won the four-year contract. *"Our flexible resources and expertise in terms of invoicing management, in addition to our technological skills, made the difference"*, states Torben Hohlmann, Director, Business Development, Telecom & Media. *"Over and above our competitive proposal, it was our capability to deliver on time that made the difference."*

TDC implements the Rightshore™ model. Capgmini's Rightshore™ [→ GLOSSARY] production model has been used as a basis to perform this assignment. The idea behind it is that services are delivered in the most appropriate place to maximise the quality of service, the availability of skills and the cost.

Technical support has been anticipated and 320 Indian IT engineers have been provided for the development and maintenance of the new applications. *"For us, India's development in the new technologies is a great opportunity because it is difficult to find qualified manpower in sufficient quantity"*, points out Torben Hohlmann. 78 Tele Danmark Communications employees were transferred to a TDC-focused entity of Capgemini Denmark. This project means that TDC is now concentrating on the development of new products and services in order to provide added value to its subscribers.

A brief introduction to TDC. Tele Danmark Communications h always been the public telecommunications company in Denm Called Tele Danmark until 2000, TDC subsequently joined the American telecommunications company SBC.
In 2005, TDC generated revenues of 47.43 billion krone (6.36 billion euros), which is 1.8% over the previous year, its ne profit standing at 462 million euros. The telecom company has representation in Central Europe and in the Nordic Countries. Its workforce of 19,000 people service 11 million clients.

The Danish telecom market. This market, liberalized some ten years ago, is one of t most ferociously competitive markets in E To date, 85% of the Danish population ha broadband (ADSL) connection to the Inte and mobile phone subscription rates exce the 100% mark. TDC captured 80% of the telephone market and 60% of the broadb market in 2006.

What does Torben Hohlmann, Director, Business Development, Telecom & Media, of Capgemini have to say?
"Our relationship with TDC is excellent. We are over there on a daily basis and everyone knows everyone else really well, which facilitates communication and team-working. The 78 people from TDC have fitted in easily, since they were keen to face new challenges. Monthly meetings are held with Capgemini and the TDC senior management in addition to the regular project meetings."



Cadbury Schweppes boosts its IT system. The Global onfectionary firm chose Capgemini to help establish an Enterprise rchitecture capability to enable delivery of a more responsive, igher value IT to support its business.

Business Rationale. Cadbury Schweppes, one of the world's leading confectionary businesses, operates in a highly competitive, seasonal market. Obtaining a rapid response to consumer demand, as competitor products are launched, and managing the seasonal aspects of the business are crucial. The IT landscape needs to be engineered to support this. As a multi-national firm, Cadbury Schweppes needs to standardize its functions, internal processes and IT systems. Historically, Cadbury has been operating more then 25 different SAP solutions worldwide. Maintaining this environment is costly and integrating new applications is complex. In 2000, the company decided to embark on a process to consolidate these platforms – moving to only three regional software platforms. This program aimed to standardize business operations. Whilst these goals have largely been achieved, they were achieved at the expense of agility. In mid-2004, Cadbury decided that a change of strategy was required – with agility and reuse at its core.

Defining new architecture. Together with Capgemini, Cadbury established key characteristics for its new IT architecture; *responsiveness, flexibility, upgradeability, standards-based and incremental* were key words underpinning the vision. Cadbury needed to define the path towards an IT landscape which could support rapid growth and allow them to respond to the recurrent, market-related demands. Secondly, it was critical to ensure that the value of the historic investment in the common solution was protected. Cadbury Schweppes worked with Capgemini as their trusted advisor to enable them to build and deliver a Service-Oriented Architecture (SOA [-› GLOSSARY]) based on the Capgemini Integrated Architecture Framework (IAF [-› GLOSSARY]) methods, and to leave Cadbury with the capability to manage and develop that Architecture going forwards.

Implementing pilot projects. Working with a Capgemini team, the Cadbury IT Architecture team established a new approach to defining and delivering its own enterprise architecture, built on from well-defined software building blocks using industry standards. This has enabled Cadbury Schweppes to deliver business applications, with far higher levels of reuse. Moreover, packaged components from vendors like SAP or Siebel can be deployed and managed in a more progressive, more flexible way than before. Together we identified and designed a number of pilot projects, in line with these concepts, to demonstrate the value of this approach. These projects were implemented in record time with minimal disturbance to its daily operations. The value of this approach was demonstrated beyond doubt. As a result, Cadbury Schweppes can now modulate its IT projects at will, responding to sudden market changes when required.

rief introduction to Cadbury Schweppes. Based in land, Cadbury Schweppes is a leading confectionary soft-drinks manufacturer. The two-century old npany generated revenues of 9.9 billion euros in 5, recording 6.3% growth compared to 2004. 0,000 employees work in 300 factories, located 5 different countries. The products manufactured e are retailed in 200 countries in all.

confectionary and soft drinks market. Cadbury Schweppes rates in a highly competitive market. Aggregate worldwide fectionary sales were 12.6 billion dollars in 2004, esenting growth of 4% in 2003 according to Datamonitor. statistics of the British research firm place Cadbury's first a 10% share of the confectionary market. According to ther research firm, AC Nielsen, Cadbury Schweppes ranks d in soft drinks market, which is even more seasonal than fectionary.



"The Cadbury Schweppes Enterprise Architecture engagement challenged the whole team – Cadbury and Capgemini. We worked globally, establishing and embedding an overall vision, an Architecture framework and a capability. The purpose of this work was to release more value locked up in IT assets, increase reuse of IT solutions, and reduce business risk in IT projects. Central to this was the managed adoption of a Service-Oriented Architecture – leveraging packaged software," explains Jonathan Ebsworth, Vice President Capgemini UK.



Client story

Sogeti makes its contribution to air traffic safety. The DSNA has entrusted Sogeti in partnership with Astrium – agent of the joint liability group – with the development of the ERATO project.

brief introduction to the DSNA. The French Air lavigation Services Provider, DSNA, is made up of set of air-traffic control bodies that are answerable the DGAC (*Direction Générale de l'Aviation Civile* French Civil Aviation General Directorate). s responsibilities involve controlling air traffic nd the means of communication, navigation and urveillance, and producing and distributing viation-related information.

Facing up to the constant growth in air traffic. The increase in air traffic worldwide has sharpened the demand for air space management and fleet control solutions. The extent of these requirements is mirrored by the challenge they present in terms of safety and traffic flow. To deal with these demands, the French Air Navigation Services Provider, DSNA (*Direction des Services de la Navigation Aérienne*), has launched the ERATO (En-Route Air Traffic Organizer) project. This system should ultimately be deployed in four of the five en-route control centers that manage en-route traffic in French air space. It is intended to increase the traffic processing capacity and the safety of air transport.

ie air traffic control market. Air traffic between the countries f the European Union, since its enlargement to 25 Member tates, continues to grow, with a 10% increase for the month f November 2006 alone. As for the growth in international affic (6.8% up over the first eleven months of 2006), is remains strong, despite being 1% down on 2005.

Selecting a longstanding, reliable service provider. *"The national decision of the DSNA to launch ERATO was taken in Autumn 2002, but its conception is the result of some fifteen years' R&D,"* highlights Muriel Preux, Program Director in the DSNA's Technical & Innovation Department. Producing such a system requires the participation of a longstanding, reliable service provider. As it happens, the project development covers a period of two years although the global contract, which includes corrective and upgrade maintenance and materials procurement, will last a total of seven years. The choice was made in mid-2005 from a short-list of three service providers via a negotiated contract involving competition. *"The candidates had to comply with a 650-page specifications document containing nearly 3,000 requirements, which took a year to produce,"* Muriel Preux continues. The Astrium / Sogeti alliance came out on top in February 2006. *"This proposal, compliant with our requirements, was the lowest responsible bid,"* Muriel Preux goes on to say.

Building close relations between partners. *"Astrium was recognized for its ability to supply turnkey systems and Sogeti for its business area expertise, specifically with regard to air-traffic control,"* explains Frédéric Béchaud, Director of the Sogeti Space & ATM Agency. On the basis of a trajectory prediction, two main functions are the backbone of ERATO. The first function is the filtering function whereby, at the controller's request, the aircraft that pose no problem for a given flight can be faded down on the controller's screen. The controller's detection of potential conflicts is thus made more efficient, fewer flights having to be analyzed simultaneously. The second concerns the agenda. This involves creating a list of problems (aircraft groups that may potentially be in conflict) organized along a time-line and which the controller may modify according to his analysis and strategy. Thanks to the agenda, the controller can choose the geographic location for resolution of the conflict. It facilitates the memorization and planning of activities in the sector. *"We are working as a joint Astrium / Sogeti team and there is a close relationship between the Group and the contracting partner,"* says Frédéric Béchaud. *"We organize a monthly steering meeting and attend regular technical briefings with the client."* The first version of the ERATO system should be delivered in 2008. *"The real-time, security and system availability constraints made it necessary for us to carry out a large number of tests,"* explains Muriel Preux. *"It is due to be rolled out in 2009, and brought into service as from 2010,"* she concludes.



"The story of Sogeti's involvement with aircraft navigation stretches back more than 15 years. Sogeti was looking to develop in this field on account of our presence in Toulouse, favorable to the fostering of close relations with the main players in the sector. The company made every effort to recruit qualified personnel with the dual competences of business area and IT skills. This strategy has meant that today we are best equipped to handle the big corporate tenders in the sector," confirms Frédéric Béchaud, Director of the Sogeti Space & ATM Agency.



Working together, collaborating for success. In 2006, he Group's human resources management policy was prioritized around hree main development areas: recruitment and retention of talent, nanaging the employee career path and focusing on leadership within our training curricula.

he Capgemini University is expanding with ,900 participants in 2006, which was a record ear. This figure represented a 40% increase ver 2005, with an average satisfaction rate of .3 out of 5. Even if *"Les Fontaines"* (located in hantilly near Paris), dedicated to training, emains the Group's nerve center for skills ansfer, in 2006, the University went regional ith University programs delivered in the merican and Indian operations. In India, 5,000 training days were already delivered this first year. In addition, the University rganized five Business Priority Weeks in 2006 n key themes related to SOA [→ GLOSSARY] nd Rightshore™. The purpose was to raise wareness levels and to mobilize Capgemini mployees, from different disciplines and egions, around the major stakes involved in eating a common language across the Group.

o recruit some 4,000 people in India, we received 88,000 esumes and carried out 16,000 interviews, including at e weekend!"

These three priorities were defined at the annual Managers' Kick-off Meeting in January 2006. *"They reflected the Group priorities as presented by Paul Hermelin, and they determined the objectives assigned to Human Resources,"* explains Alain Donzeaud, Human Resources Director and General Secretary of the Group. Once validated by the Executive Committee, the priorities were implemented by international teams comprising members of both the corporate HR department and the country HR departments. Through these international teams working together, we are able to take into account the local cultures so that we can create operational tools for our managers and propose actions they can take in the field to ensure their successful implementation.

Recruiting talent: convincing results in a highly competitive job market. In 2006, recruitment initiatives proved fruitful: with 18,592 new employees, the Group headcount grew to 67,889 by the end of the year as compared to 61,036 at the end of 2005 (i.e. a growth of 11.2%). The two main engines of Group recruitment have been its subsidiary Sogeti, with 4,282 new employees, and India, with 3,897. *"To recruit some 4,000 people in India, we received 88,000 resumes and carried out 16,000 interviews, including at the weekend! This means that we have a rich pool of really exceptional talent, and this year the rate of recruitment is set to nearly double!"* comments Paul Hermelin, Group CEO.

Recruitment in 2006 was strongly supported by a communication campaign via the press and billboards. *"Our strategy was to center the message on the employee and employee fulfillment within Capgemini. This campaign was firmly focused on our priority targets, these being students from the top universities and higher education establishments, and candidates with special expertise,"* explains Marie-Laure Rivier, Group Deputy HR Director.

For Alain Donzeaud, the recruitment performance in 2006 was also a sign that: *"Capgemini is a company that remains a highly attractive proposition to many. These are statistics of which we can be proud, along with the fact that we have managed to keep attrition rates down to 16.6% for the Group as a whole."* The job market is particularly competitive in Europe at the moment on account of the upturn in the economy and mass retirements. This means that talent is therefore at a premium. *"Retaining our employees is no longer seen as merely the province of Human Resources, but as a permanent priority for the Management, generating the implementation of targeted actions,"* Marie-Laure Rivier goes on to say. *"Consequently, in countries like Portugal or India, where the*



"Today investing in competencies is not just about certification, training or sector content. It is about taking care of our people and their professional and personal development. This is a key factor for an IT services company", notes Alain Donzeaud, Group HR Director and General Secretary.

highly dynamic markets make it hard to hang on to talent, the management teams offer exemplary lessons in managing attrition." In India, Capgemini's attrition rate is in the order of 18%, as compared to a 25% average for the IT sector as a whole.

Career mobility: a model used on a worldwide scale. The challenge is to offer every employee the best possibilities for career development and, for those looking to develop their talents abroad, international prospects. The skills models, or "Competency Framework", now serve as the basis for performance evaluation and career development for each Group employee. These models are based on jobs and skills grids, and take account of the specific needs relating to each of the Group's activities in terms of expertise and know-how. They are built around a mentoring system that allows every employee to benefit, throughout his or her career, from the support and advice of more experienced colleagues. The Competency Framework also incorporates the multi-national dimension for projects, including the mobility and offshore aspects.

"We ask every manager to follow up the annual employee interviews with concrete measures, such as training plans and promotion prospects," underlines Alain Donzeaud, who goes on to say: *"Employee evaluation also goes hand-in-hand with an internal certification process, for example, geared to project managers, architects or software engineers."* This process helps to reinforce, through the solidarity of a well-knit and recognized professional community, the sharing of information and experience and the acquisition of skills and know-how in specific domains. Furthermore, TALENT, the Group Intranet, disseminates either locally or internationally information, eyewitness accounts or expert points of view, on a daily basis. TALENT thus consolidates our common, shared culture.

Leadership training: the different countries took the concept on board. 2006 saw growing participation of all countries in the programs delivered by the University's Leadership Development School and in the creation of local programs. *"The nomination in each entity or SBU of a person responsible for leadership training will offer concrete proof of how the concept is being transmitted in 2007,"* adds Marie-Laure Rivier.

In the Netherlands, the new three-year *"Fast Forward"* program, wich centered on the activation of leadership qualities in promising young talent, allies training with situational coaching. In India, the *"New Horizons"* program integrates leadership, sales acumen, excellence and cross-disciplinary skills. For the top performers, this program offers possible access to the *"Executive Mentoring and Shadowing"* program where individuals shadow and are mentored by one of our top international Group leaders. In the UK, two new programs designed for young managers have been added to the portfolio of the Leadership Academy, which was previously reserved for experienced managers. Lastly, in Sweden, six leadership seminars brought together employees and clients to debate topical subjects such as motivation and the management of virtual teams. *"Our managers are committed to the implementation of the HR priorities by integrating, in their management processes; regular checks of attrition rates, the distribution of competences and the development of their managers,"* points out Marie-Laure Rivier.

Age pyramid
within the Capgemini Group


55 and over
3%
50 - 55
5%
45 - 50
8%
40 - 45
12%
35 - 40
17%
30
23
25
23
under 25
9%
0
5
10
15
20
25

The International Works Council (IWC), a body establi the purposes of exchange and dialog, is strengthened. T is placing heightened emphasis on dialog with the empl representative bodies. Since 2004, the US and Indian er representatives have been taking part in the IWC's work the announcement of the acquisition, in October 2006, most of whose employees are based in India, the IWC h one of its sessions in that very country. This offered the opportunity for these colleagues, from different contine cultures, to get to know each other better.

"With a turnover rate approximating that of the international corporations doing business in the same markets, we have been able to manage the human and business aspects at stake. Attracting and retaining employees on a long-term basis is the guarantee of good-quality customer relationships so that working on staff turnover rates has been one of our main priorities in 2006. And it will continue to be so in 2007," confirms Marie-Laure Rivier, Group Deputy Director of Human Resources.



2007: a year of transformation for human resources. The objectives for 2007 are the integration of the Kanbay employees and, as part of the Group's "I^3" project, the transformation of Group Human Resources. *"First of all, an in-depth study of our pyramids and of the impact of Rightshore™ on our competency model will be carried out. Then, we shall revitalize talent management and leadership development from the perspective of permanent value creation. Particular effort shall be put into the question of motivation as a means of attracting and retaining our employees. Finally, we shall grow our systems and processes, with a view to revamping the HR function,"* Alain Donzeaud concludes.

ortugal: new impetus.
he Portuguese entity of Capgemini came p with multiple Human Resource itiatives in 2006. Various "self-service" cilities were introduced for employees, ıch as access to personal data and erformance appraisals, and the onlining f resumes in order to facilitate career ıanagement, all of which is accessible via dedicated portal. As far as recruitment is oncerned, the HR department launched ıe *GET-U* (*Great Expectations on Talent niversities*) program, targeting students nd young graduates from the country's est universities. This involves identifying ıen recruiting talented individuals, first of l by proposing paid internships within the roup. The department has also created a pecific program for the induction of new nployees, the "Onboarding Program", in order to attune them from the outset to the "CBE (*Collaborative Business Experience*) mentality" of the Group. The latest initiative to be highlighted is the implementation of the GROW (*Great Results with Outstanding Work*) and WIN (*Work Improvement Network*) models, in partnership with the worldwide "Mentoring" program. The first offers a simplified career plan model, enabling each employee to see precisely where he or she stands and to help improve their performance with a view to career development. The second, which dovetails neatly with the training plan, makes it possible to identify discrepancies between an employee's current competences and those required at later levels along their career ladder.

BREAKDOWN OF THE WORKFORCE
Present in 32 countries, over 18 time zones



tal of:
889 employees
at December 31, 2006

6 441	North America
8 785	United Kingdom and Ireland
20 438	France
6 235	Southern Europe
3 608	Nordic Countries
5 137	Central Europe
9 014	Benelux
8 231	Asia-Pacific including 6 679 in India



"We are working in a completely multi-cultural environment. This helps us to understand our clients better, whether they are American, German, Scandinavian or French, which is essential as we have recorded considerable growth in IT projects for delivery from India, both to the USA and to Europe," says Baru Rao, Director of Capgemini India.



ırporate Social
sponsibility,
SR)

The principles of sustainability and social responsibility are deeply rooted in our core strategy and reflected throughout our ɔng-standing business practices.

Since 2003, the senior management of Capgemini has been implementing its Corporate Social Responsibility [-› GLOSSARY]. Our seven core values – Honesty, Boldness, Trust, Freedom, Team Spirit, Modesty and Fun – have existed as long as the group. They are second nature to us now, and remain at the heart of our approach to being a responsible organisation. In 2004, as a natural step in the evolution of our focus on social responsibility and sustainability, we joined the UN Global Compact [-› GLOSSARY] and we are committed to support and respect the ten principles relating to human rights, the environment, labor rights, and anti-corruption.

ıese principles, including our shared values and ethics, ıide our relationships with our clients, with our employees ıd with the communities in which we operate.

For our employees. As a people-oriented business our focus is on the professional development and wellbeing of all our employees. Capgemini has a culture which respects and promotes diversity. In the Netherlands, Capgemini worked with the Institute for Work and Stress and developed the training scheme "Working Together". Through a series of interactive sessions Capgemini employees had the opportunity to learn how best to combine and organize work and private life. After a successful pilot, the training program was added to the standard training programs. This training program was followed up with a pilot training for managers: "Smart management from 7 till 7" teaching managers about their own work-life balance and how best to discuss these topics with their employees.

r client relationship management ɔcess, known as OTACE Reporting, key factor underpinning our ɔng client relationships.

In France, Capgemini and Sogeti signed the *Charte de la Diversité dans l'Entreprise* (corporate diversity charter) and are actively involved in *IMS Entreprendre pour la Cité* [-› GLOSSARY], the organisation responsible for promoting the French diversity charter to help drive modern diversity in France. Training programs on the importance of diversity have been implemented for the HR teams in charge of recruitment.

In India, the "New Horizons" program focuses on the development of leadership skills. At the end of the session, a select number of high performers follow the *Executive Mentoring and Shadowing* program working alongside members of the Group management team.

rance, Sogeti has been supporting PlaNet ınce for several years now. The mission of Net Finance is to reduce world poverty by ɛring micro-financial solutions (financial vices, loans, savings, insurance, etc.) to the ɔr and needy who have been excluded from system.

For our clients. Committed to exceeding client expectations, we engage with our clients to understand their business needs in order to deliver lasting results with tangible benefits. Our client relationship management process, known as OTACE Reporting (On Time and Above Client Expectations) [-› GLOSSARY], is a key factor underpinning our strong client relationships. Under OTACE Reporting, clients are requested to specify their expectations from our services based on a set of indicators that we document and review with our clients to provide the level of satisfaction for our work.

Capgemini is working to embed corporate responsibility principles into its offers and to review the sustainability impacts of projects carried out with clients by embedding social and environmental considerations into the project assessment processes, where appropriate.

For our partners and suppliers. Our commitment to ethical supplier relations is reflected in our ethical purchasing policies. These policies are in compliance with the principles of the British Chartered Institute for Purchasing & Supply (CIPS). We undertake to treat our suppliers



"We are capitalizing on well-established practices. Any company that claims to be socially responsible must respect a framework of both internal and external values, standards and commitments – commitments which have always left their mark on Group history. Moreover, the purpose of Capgemini is to uphold such commitments in all its basic procedures," asserts Carolyn Nimmy, Group CSR Director.

fairly, on an arm's length basis; to select them according to clear, auditable procedures depending on the value, performance and price of the offer; to maintain the confidentiality of supplier information and not to draw advantages from any mistakes they may make. We also expect our suppliers to uphold our commitments to ethical purchasing and to respect the ten principles of the UN Global Compact.

For our communities. Capgemini actively encourages employees at all levels to get involved in the communities, in which we live and work and to donate time, energy and creativity to having a positive impact.

In the UK, a challenging target to use our skills to help 2,007 people by 2007 improve their "Skills for the Future" was exceeded. The teams estimate they helped approximately 5,500 people in 2006.

These policies are in compliance with the principles of the British Chartered Institute for Purchasing & Supply (CIPS).

In France, Sogeti has been supporting PlaNet Finance, the world's leading micro-credit promoter for a number of years. Sogeti helps PlaNet Finance by providing IT systems support. They are currently working to restructure the system to make it more efficient, enabling the organization to help more people.

In the Netherlands, Capgemini is supporting a school project for street kids in India, the "Rainbow Home Project", with 10,416 weeks of education and accommodation delivered in 2006, plus a commitment to 40 children who will be supported for the next 5 years.

In China, the Guangzhou BPO teams have created a help fund, which collects clothing, shoes and second-hand books for a Tibetan orphanage. Charity donations for helping poor children is part of a continuous volunteer effort directed at helping the poor in their local communities.

In the Netherlands, Capgemini is supporti a school project for street kids in India.

In India, the employee blood donor schemes have been extremely successful. In addition, Capgemini is financing a school via the Naandi Foundation. Its purpose is to educate and train children from single-parent and impoverished families.

For our environment. At Capgemini, we recognize our responsibility to safeguard the environment and are taking steps to minimize the environmental impact of our activities (use of energy, transport, waste management) and on raising awareness of this issue among our employees.

In China, the Guangzhou BPO teams have created a help fund, which collects clothing, shoes and second-hand books for a Tibetan orphanage.

Capgemini UK procures its energy for 2006 and 2007 from renewable sources in order to cut its CO_2 emissions. The IT asset reuse program has included increased internal redeployment, donating refurbished assets to well-managed and structured community schemes, or selling the asset on to extend its usefulness with only the residual items needing recycling. Capgemini UK is working with the Carbon Trust and other specialists to reduce energy consumption and look at all of the alternatives in its offices and data centers.

A number of initiatives around the group are aiming to improve our environmental and work-life balance impacts from travel, including improved use of video conferencing and other collaboration tools.

For our shareholders. Through its responsible business practices, Capgemini aims to increase the intangible capital of the company, merit the trust of its clients and develop the skills of its employees all over the world. The development of this capital provides strong leverage in creating added value for our shareholders.





oup
mmunication

Identity and visibility. Capgemini has invested in strengthening s global brand via advertising and sponsorship.

Vision and Mission – the art of managing opportunities. Any ambition stems from a well-defined mission and vision which serve to clarify identity and reflect, on the one hand, the history and values of the company and, on the other, its demands with respect to the future. For Capgemini, vision and mission revolve around three key words which underpin the business and set it apart: client, transformation and freedom. This dual affirmation expresses a reality and a commitment. By relying on technology, which is its core business, Capgemini has placed transformation at the very heart of its activity – both for its clients and for itself. The proactive vision of managing opportunities rather than constraints is supported by the Group's independence both from hardware and software manufacturers and from inflexible models, thus enabling considerable freedom of action to benefit its clients.

)ur mission: your transformation
)ur vision: your freedom of action

"Together": a worldwide advertising campaign. This campaign was developed with three landscape photopaintings, taken by the American photographer Stephen Wilkes, and illustrates the difference between "Business as usual" and the Collaborative Business Experience (CBE) [-› GLOSSARY] proposed by Capgemini to its clients. The CBE concept is summarized by the word *"Together"* which makes all the difference to a relationship between the company and its clients. *"The word 'Together' expresses a modern concept, contrary to popular belief. It is simple, human and universal"*, asserts Philippe Grangeon, Group Director of Communications and Member of the Executive Committee.
Following its launch in the United States and Canada in early June, the campaign was started in India in August, and in September in France, then rolled out in nine European countries up to December 2006. Its business-oriented message flows directly from the 2004 campaign. After launching the *expert coach* concept, Capgemini is now emphasizing performance and, over and above the service-provider's expertise, is focusing on the fundamental importance of the quality of the relationship.

is positioning originates in the company's genes: h Capgemini and its clients feel a strong need freedom. And it is through our technical I managerial advice that clients aspire to ɛdom of action," says Philippe Grangeon.

Capgemini is the Consulting and Technology sponsor of Rugby World Cup 2007. The partnership contract signed with Rugby World Cup Ltd, on 30 August 2006, is an important milestone in Capgemini's communications. According to the contract, which is far more than just a marketing partnership (visibility of the logo, through television broadcasting, public relations programs, etc.), the Group will place its service network and its disciplinary expertise at the service of Rugby World Cup 2007. Not only will Capgemini become the sole supplier of IT systems for the event, but it will also provide a wide array of other services: design and maintenance of official websites, provision and broadcasting on television of scoring and statistics, integration of software and tools for tournament planning and management, IT services for journalists in the stadiums and media centers, installation and maintenance of all IT applications and equipment in the 12 stadiums and Control Center.
This historic partnership is part and parcel of the rugby sponsorship policy conducted since 1992, in particular as principal partner of *Biarritz Olympique Pays Basque* which won the French Cup and was in the European Final in 2006. This equally historic commitment, coinciding with the 40th anniversary of Capgemini, will provide the Group with unprecedented visibility and will undoubtedly reinforce the brand image.



"I don't think that you can put a label on a company without the label having a basis in reality. Now, the trademark of our Group is its ability to form special relationships with its clients who have chosen to undertake profound transformation projects. We call this CBE," declares Philippe Grangeon, Group Director of Communications and Member of the Executive Committee.



Six Group experts managers share their thoughts on orga-ızational transformation and technology and how users take these ›nboard; the challenge of offshore for Capgemini; and the Group's ambi-on to serve its clients' quest for liberty of action and freedom of thought.

Charles de Monchy is leader of Capgemini Consulting, The Netherlands and **Ron Tolido** is Chief Technology Officer, Continental Europe and Asia-Pacific. Creating the strategy plans turns out not to be causing the problem, but rather to be bringing about the expected impact. How do you really transform? The world is becoming more exciting by the hour. Friedman calls it the Flat World; Mulholland calls it "mashed up". No matter what you call it, companies need to transform their business faster and more frequently than ever before. The transformations are complicated by the fact that customers, shareholders and public authorities are now monitoring change much more critically. And the media are watching too. Transformation has become a "have to". Yet it is, at the same time, a matter of "*wanting* to" and – ultimately – "being able to". As Transformation is becoming just as normal as HR, F&A or Fulfilment, it has become critical to be able to respond to change and to reap the benefits.

ansformation Now: the fun art of hanging. A recent study by Capgemini ıows that, over the past three years, rge European organizations have ıdergone eight transformations on average.



Charles de Monchy



Ron Tolido

Not just the context, but also the goal of transformation has changed. Increasingly, the change agenda is moving beyond regular, step-by-step improvements. Transformation now aims to change perspectives. Three important factors tend to impede the transformative process: resistance to change, a lack of required management skills and knowledge, and the slow response of an organisation to rapid developments. The duration of a transformative process is therefore often underestimated, while it is the capacity to change rapidly that delivers a crucial competitive advantage.

The winners will be those companies that are best able to anticipate and respond to developments in their environment, to innovate and industrialize their services and to reconfigure their organization. They will succeed in having the best relationships with their clients and in discovering and locking in new customers. This creates a smart organisation that is always ready for the next move forward.

Although there is no fixed recipe for becoming a winner in the transformation game, experience has shown that the following best practices help you to create successful transformations:

Create responsiveness, rather than predictability. Change is an unpredictable beast that does not allow for traditional planning. Creating a clear vision and set of beliefs will help you to manage the desired impact alongside your objectives.

Collaboration is a given. Eight out of ten new business concepts involve multiple partners. Opening up and leveraging new capabilities increases the "transformation potential".

Epidemic communication. Information – or, more aptly, communication technology – makes it possible to communicate to a level of granularity that was unthinkable until now. A word spoken will grow like a

fractal in minutes and can cause either havoc or immediate success.

Towards the perpetual delta. When a company has evolved into a transformation engine, the true competitive edge has been created. Collaboration is the norm and the key to achieving sustainable impact. Through great internal teamwork and also by working with partners in the ecosystem, the organisation is assured of the necessary content and experience, and the required mobilisation and commitment. There is actually just one skill that an organisation cannot outsource, and that is leadership to the transformation process. In any successful transformation, leadership, daring and intuition are the prime determinants. Direct communication and mobilisation, from the very start, is essential. In this way, *changing* is embedded in the organisation as a fundamental skill. Transformation will then no longer be something to turn away from, but something to look forward to. As a gateway to success, it becomes invigorating and just plain fun.

A word spoken will grow like a fractal in minutes and can cause either havoc or immediate success.

Competing on the basis of superior products and services or the most attractive price are well-known strategies. Now, competing on the basis of speed and change capacity is part of the game as well. A wonderful and exciting period beckons!

Andy Mulholland, Group Chief Technology Officer. It started with PCs (initially for spreadsheets) through cell phones, PDAs, then the Internet, and now the Web. The explosion of so-called "Web 2.0" in 2006 has pushed the envelope further and changed the personal, social and professional lives of many. The effect of mass technology adoption at this pace is that *Generation Y* (people below their mid-30s) have mastered technology as a basic life skill.

Welcome to the end of Business as Usual. In th last 20 years, the personal user has led most, if not a significant technology adoption.

As potential customers or employees, the expectations of this generation are different. Markets where this group is dominant (e.g. music, entertainment, travel) have changed irrevocably. It is no longer a case of "Business as Usual". Business models have changed. The iPod generation does not visit travel agents or open conventional bank accounts! Demographic shifts, equating to an increasing *Generation Y* among the population, will mean that the change will permeate through all the vertical industry sectors over time.



Andy Mulholland

The question for CXOs is when and how to make the necessary changes that this shift is creating, to gain market share from new opportunities. *Generation Y* brings a complex blend of technology awareness coupled with business experience so the "who" for the buyer is a significant factor for supplier decisions on all goods and services.

The technology element is far more complex than suggested in the hype on Service Oriented Architecture (SOA) [-› GLOSSARY]. A number of new technologies have converged to support the core elements of the phrase *"Browsers browse content, services execute transactions, people interact in communities and also link up with existing corporate applications"*. Properly understood and deployed, this can bring new "value" rather than being justified on cost reduction alone. If a call center uses technology to handle more calls per hour, the improvement is justified by *cost*. But where it also facilitates increased sales per hour, the justification is by *value*. How is this achieved? By having the flexibility to create a "product" in response to customer demand. Think about low-cost airlines and how they interact with buyers for tickets/time/place. Ultimately, customers pick the variables that best suit their requirements. Web queries start with customer preferences for time of travel and cost, which are used to match a suitable destination. An unexpected consequence is that many people now plan last-minute weekend breaks; this flexibility has significantly enlarged the air travel market.

Competitive improvements like these demand deep understanding of the marketplace for your product. It is here that MashUps are increasingly driving change. These allow quick assembly of content in per-

sonalized and visualized ways from a wide variety of external and internal sources. A MashUp [-› GLOSSARY] uses technology already in place and in use (the famous AJAX [-› GLOSSARY] model comprising Asynchronous JavaScript and XML) to aggregate information from a wide variety of sources on the Web, in easy-to-understand formats. A next-generation spreadsheet is another way of conceiving this innovation. Quick and easy to use, rapid to build and simple to change. When coupled to other tools, business managers gain ability to make better business decisions faster and more accurately, based on more reliable information sources.

"Browsers browse content, services execute transactions, people interact in communities and also link up with existing corporate applications."

For those buying from or working in business to those running large enterprises, the impact of this change is already visible. In time, it will affect every industry. For those looking to re-establish value and differentiation in their business, it is the reason to welcome the end of "Business as Usual".

The iPod generation does not visit travel agents or open conventional bank accounts!

Service orientation is an organizing principle for business, rather than a discrete technology or a set of mechanisms, according to a new book, *Mashup Corporations: The End of Business As Usual*. Published by leading thinkers from Capgemini, Intel and KurMeta, the book takes a unique approach to chronicling the impact of service orientation on business. *Mashup Corporations* tells the story of fictional appliance maker Vorpal Inc. and its pursuit of creative sales methods for its popcorn poppers. Mashup Corporations jumps deftly from its fictional setting to the real world and provides specific guidance in the form of rules that are analyzed and supported with examples. The result is a cultural rather than a technical guide to Service-Oriented Architectures and Web 2.0 technologies. More information on the book is available at www.mashupcorporations.com.

)ffshore: opportunities and stakes.

he upthrust in offshore is both an
navoidable reality and a major challenge
)r Capgemini.

Alain Donzeaud, Group Director Human Resources & General Secretary. When faced by the increasing momentum of the trend towards offshore among our European and American clients, there are two possible attitudes to adopt: either try to put up a barricade in order to defend our positions or go with the flow, for the good of the company, its clients and its employees. Capgemini, already committed for several years now to the Rightshore™ [-› GLOSSARY] approach, has clearly chosen the second way, as demonstrated both by our investments in India, Poland and Morocco and by the acquisition of Kanbay at the end of 2006.

In the first instance, the bolstering of our offshore options will also allow us to bolster (or at least to safeguard) our positions in Europe and North America. This has already been the case for the last four years, during which time the Group has recruited nearly 7,000 employees in India and over 1,500 employees in Poland, while continuing to build on its positions in Europe and the USA. Paradoxically, in fact, in a dynamic market, offshore helps to generate employment rather than to erode it. Far from being a zero-sum game, it helps to expand the jobs base, with the benefits going to those players who are best placed to profit.

Secondly, offshore as Capgemini conceives it consists in constructing an integrated operational model in order to progress in terms of industrialization. Kanbay, which already integrates back-office and front-office functions and implements production processes according to CMMI5 [-› GLOSSARY] standards, provides a superb illustration of the model and thereby gives us a competitive edge with our clients.

Furthermore, our business lines are being developed and adapted to this new context. These developments are based on the capacity of our employees to take on board this model and accommodate its consequences.

The Capgemini Group has been one of the pioneers in adopting this approach. The skills models, career paths, training and mobility opportunities will progressively reflect these transformations. These are the keys to the Group's success.

Jean-Michel Estrade, Director of Human Resources, Capgemini France. For our French employees, offshore represents a unique opportunity to reinvent what they do. The construction of an integrated production mode, implemented by multicultural project teams, indeed presupposes a major change in behavior. Our teams work in line with an industrial approach to project management, based on the implementation of shared and harmonized processes using common, non-interpretable languages and reference systems. Our employees are becoming more and more attuned to cultural diversity, while respecting the sense of individual identity and remaining focused on common objectives. By means of the drip-down effect, our employees are helping to raise the awareness of our clients' teams with respect to this new service production paradigm.



Jean-Michel Estrade

In concrete terms, our offshore approach goes hand-in-hand with a very important "HR Action Plan", for which we are today starting to apply the broad principles. On the program are seminars on integrating and opening up to cultural diversity; exchanges between countries in order to learn about and get to know one another, and create multicultural teams, culminating ultimately in a genuine international mobility policy in both directions; and training in new processes, with a more dynamic and more flexible professional career path system.

Rightshore™ constitutes an additional development opportunity for our employees. It is by way of their mobilization and their commitment that they contribute to the company success. It is by using the resources made available to them that they underscore their value and their competencies in order to take charge personally of how their careers progress.

Pierre Hessler, Member of the Board of Directors. Driven by the spirit of free enterprise, beholden to none yet strengthened by its alliances, Capgemini's ambition is to serve its clients' quest for freedom of thought and liberty of action.

"Enabling freedom" the Capgemini vision whose ambition is to serve its clients' quest for liberty of action and freedom of thought.

A shackled enterprise. An entrepreneur forms his own company. What a superb example of freedom! This difficult, courageous act opens up boundless prospects, offers countless options, and delineates manifold futures. As the years pass by, the constraints to be managed replace the opportunities to be seized. Freedom gradually vanishes, the company then becomes fettered.

Initially, the constraints are of an intellectual nature: history is gradually built, habits become a reflex, knowledge is compartmentalized, and new ideas become scarcer and scarcer. Then there are the rules and impositions of the company's markets – the markets for its products and services, of course, but also the other markets, from finance to labor. Competitors endeavor to expand their freedom, at the expense of their rivals. Lastly, once worked out and decided upon, the action clashes with the status quo, organizational boundaries, weak financing capacity, or inflexible systems and processes.

Freedom through transformation. "Enabling freedom" is perhaps an immodest ambition... but, much more than an ordinary goal, it gives meaning to each assignment, year by year, as fruitful relationships grow. The concept of freedom as applied to the business world has been partly explored, and Capgemini intends to develop its substance. Putting the concept into practice will be a long haul effort. Some routes are already clearly laid clearly laid out and follow the well-established tradition of respecting clients and striving towards mutual success.

There can be no freedom without opening up **new horizons.**

Capgemini endeavors to sweep away intellectual pigeon-holing. Professional communities, global practices, diversified teams – all aim to provide client executives and professionals with original points of view

and experience from other fields: ideas take flight, moving into the fast-expanding horizon. By helping its clients develop an open-minded outlook among their employees, Capgemini supports their quest for innovation, which is the key to their success. Innovation is sustained by breaks from the past, cross-fertilization, inspiration from elsewhere – it is born of freedom.

Freedom also means liberty of **action**.

Enlarging a field of action is as vital as opening minds – too many ideas go unnoticed. In order to enlarge its clients' scope of freedom, Capgemini tries to help them save time, achieving this through strict project management and a palette of accelerators – from rapid development to top-speed implementation. The development of information technology has produced new space for liberty, a far cry from the ponderous systems of yesteryear. Modern IT tools provide experimentation capacity and fast reactivity, to which Capgemini is a contributor. Lastly, complex processes and organizations can imprison a man of action, be they managers or rank and file employees. Liberating them from their shackles is one of the main objectives of transformation. By making transformation its mission, Capgemini intends to give its clients the means of implementing its own vision – freedom requires transformation.

vation is sustained by breaks
the past, cross-fertilization,
iration from elsewhere – it is born of freedom.



Pierre Hessler

Finally, when they meet the criteria of **true collaboration**, relationships with other players help freedom of thought and liberty of action to become stronger within any company or public organization.

The contract forms the basis of all commercial relations: it formalizes the service provision, the results, the responsibilities and the finances. But alone it is incapable of providing Capgemini and its clients with the impetus required to develop the fruitful relationships they would like to develop. In order to combine ambitions and galvanize a united will, a different way of working is necessary: together. When collaborating to fulfill higher objectives, to master the risks more effectively, to get their organizations on the road, Capgemini and its clients achieve their goals far more effectively by sharing their freedom.

ging a field of action is as vital as opening minds

m not really sure
it freedom is,
ough I am quite sure
it liberation is"

è Malraux



Nhere to reach Capgemini worldwide.

ıpgemini – Corporate Headquarters
ace de l'Étoile
rue de Tilsitt
.017 Paris
ınce

: +33 1 47 54 50 00
c: +33 1 47 54 50 25
vw.capgemini.com

› Gemini S.A.

s	+33 1 47 54 50 00
noble	+33 4 76 59 63 00

Capgemini University

Les Fontaines Route de Chantilly 60270 Gouvieux – France	+33 3 44 62 91 00

ategic Business Units

tinental Europe and Asia	
cht	+31 30 689 00 00
tern Europe	
s	+33 1 49 00 20 00
h America	
York	+1 212 314 8000
ourcing	
don	+44 1483 764 764
ti	
	+33 1 58 44 55 66

Sector Management

Energy & Utilities	
Paris	+33 1 49 00 22 14
Manufacturing, Retail & Distribution	
Utrecht	+31 30 689 60 76
Automobile	+31 30 689 60 76
Life Sciences (Europe)	
Paris	+33 1 49 67 30 00
Financial Services	
Paris	+33 1 47 54 52 00
Public Services	
Paris	+33 1 47 54 52 00
Telecom, Media & Entertainment	
Paris	+33 1 49 00 40 00

North & South America

Canada (+1)	
Montreal (Quebec)	514 989 41 00
Toronto	416 365 44 00
United States (+1)	
New York (New York) – 7th Avenue	212 314 8000
Atlanta (Georgia)	404 806 4200
Bloomfield (New Jersey)	973 337 2700
Cambridge (Massachusetts) – ASE	617 768 5600
Chicago (Illinois)	312 395 5000
Chicago (Illinois) – ASE	312 395 5800
Cleveland (Ohio)	216 373 4500
Cupertino (California)	408 850 5500
Dallas (Texas)	972 556 7000
Detroit (Michigan)	313 887 1400
Detroit (Michigan) – ASE	312 395 5800
El Segundo (California)	310 727 8400
El Segundo (California) – ASE	310 727 8463
Freehold (New Jersey)	732 358 8900
Herndon (Virginia)	571 336 1600
Houston (Texas)	281 220 5408
Kansas City (Missouri)	816 347 7500
New York (New York) – ADC	917 320 3200
New York (New York) – ASE	201 915 0794
Philadelphia (Pennsylvania)	212 314 8000
Southfield (Michigan) – Outsourcing	248 233 3101
Washington - ASE	703 673 2870
Mexico (+52)	
Mexico	55 8503 2400
Argentina (+54)	
Buenos Aires	11 4313 7474
Brazil (+55)	
Sao Paulo	11 5502 6802

Central and Southern Europe

Germany (+49)	
Berlin	30 88 703 0
Cologne	221 912 644 0
Düsseldorf	211 566 11 000
Frankfurt	69 95 15 0
Hamburg	40 2 54 491 810
Hannover	511 67 692 0
Lübeck	451 882 44 00
Munich	89 94 00 0
Stuttgart	711 50 50 5 0
Walldorf	6227 73 39 00
Germany (+49) Software Design & Management (SD&M)	
Frankfurt	69 95 15 0
Hamburg	40 25 44 91 01
Munich	89 638 12 0
Ratingen (Düsseldorf)	211 566 230
Stuttgart	711 783 24 0
Troisdorf (Köln-Bonn)	224 197 37 0
Austria (+43)	
Vienna	1 211 63 0
Spain (+34)	
Madrid	91 657 70 00
Asturias	98 567 57 67
Barcelona	93 495 86 00
Murcia	96 828 55 22
Seville	95 504 00 42
Valencia	96 104 18 50
Hungary (+36)	
Budapest	23 506 800
Italy (+39)	
Roma	06 231 901
La Spezia	0187 28 381
Milan	02 414 931
Naples	081 606 89 11
Turin	011 50 94 311
Poland (+48)	
Warsaw	22 850 92 00
Krakow	12 631 63 00
Wroclaw	71 356 42 22
Portugal (+351)	
Lisbon	21 412 22 00
Czech Republic (+420)	
Prague	225 093 111
Romania (+40)	
Bucarest	21 402 40 85
Russia (+7)	
Moscow	095 258 24 39
Slovakia (+421)	
Bratislava	2 444 556 78
Switzerland (+41)	
Zürich	44 560 24 00
Basel	61 692 08 42
Lausanne	21 317 50 11
Pratteln (Outsourcing)	61 825 63 35
Schaffhausen (Outsourcing)	52 631 38 22

orthern Europe

elgium (+32)	
vers	3 546 31 11
egem (Brussels)	2 708 11 11
enmark (+45)	
hus (Viby)	87 38 70 00
penhagen (Gentofte)	70 11 22 00
nland (+358)	
poo	9 452 651
elsinki	"
mpere	"
rku	"
ppeenranta	"
ensuu	9 452 65 680
land (+353)	
blin	1 639 0100
rway (+47)	
lo	24 12 80 00
rgen	"
drikstad	"
vanger	"
ndheim	"
Netherlands (+31)	
echt	30 689 00 00

Amsterdam (Outsourcing)	20 486 39 31
Utrecht (Outsourcing)	30 689 61 00
United Kingdom (+44)	
Woking	1483 764 764
Birmingham (Aston)	121 333 3536
Bristol (Toltec)	1454 873 933
Edinburgh	131 339 9339
Glasgow	141 221 7017
Inverness	1463 238 434
London (Wandsworth Road)	207 735 08 00
London (Wardour Street)	207 734 57 00
Manchester (Sale)	161 969 36 11
Rotherham	170 971 00 71
Swansea	1792 792 777
Teeside (Wynyard Park)	1740 645 500
Sweden (+46)	
Stockholm (Bromma)	8 5368 5000
Göteborg	"
Kalmar	"
Karlskrona	"
Linköping	"
Luleå	"
Malmö	"
Sundsvall	"
Västerås	"
Växjö	"

a – Pacific

tralia (+61)	
ney	2 9293 4000
laide	8 8113 8000
berra	2 6276 2000
bourne	3 9613 3000
na	
ing (+86)	10 65 63 73 88
ngzhou (+86)	20 84 10 43 00
g Kong (+852)	2299 1688
nghai (+86)	21 61 05 38 88

India (+91)	
Mumbai	22 6755 7000
Bangalore	80 6656 7000
Calcutta	33 6610 2400
Taiwan (+886)	
Taipei	2 8780 0909

nce (+33)

gemini France	
s	1 49 67 30 00
gemini Consulting	
	1 49 67 30 00
gemini Finance & Services	
	1 49 67 30 00

Capgemini Manufacturing & Distribution	
Paris	1 49 67 30 00
Lille	3 20 65 34 34
Capgemini Institute	
Paris	1 44 74 24 10
Capgemini Service	
Paris	1 47 54 52 00

Capgemini Telecom & Media	
Paris	1 49 00 20 00
Grenoble	4 76 52 62 00
Rennes	2 99 27 45 45

Capgemini University	
Gouvieux	3 44 62 91 00

Accelerated Solutions Environment (ASE)	
Courbevoie	1 49 00 34 84

Capgemini East	
Clermont-Ferrand	4 73 28 23 81
Grenoble	4 76 52 62 00
Lyon	4 72 21 30 30
Nancy	3 83 95 85 85
Strasbourg	3 90 22 86 10

Capgemini West	
Bordeaux	5 56 46 70 00
Brest	2 98 33 60 77
Caen	2 31 46 81 90
Le Mans	2 43 57 45 00
Nantes	2 51 17 35 00
Orléans	2 38 24 01 01
Rennes	2 99 12 55 00
Rouen	2 35 12 20 20
Tours	2 47 60 67 60
Vannes	2 97 01 29 20

Capgemini South	
Bayonne	5 59 25 34 00
Marseille	4 91 16 57 00
Montpellier	4 67 20 92 92
Nice	4 93 72 43 72
Pau	5 59 84 12 23
Toulouse	5 61 31 52 00

Capgemini Outsourcing Services	
Paris	
Saint-Cloud	1 57 58 51 00
Roissy	1 49 90 65 00
Clermont-Ferrand	4 73 28 23 81
Douains	2 32 78 16 05
Grenoble	4 76 52 62 00
Lille	3 20 42 32 00
Toulouse	5 34 46 23 00

Kanbay

India (+91)	
Pune	20 2760 1000
Chennai	44 6633 1000
Hyderabad	40 2312 5000

Singapore (+65)	6224 6620

United Kingdom (+44)	
Cambridge	122 359 78 36

Ireland (+353)	
Dublin	1 477 3176

Hong Kong (+852)	3512 3888

Australia (+61)	
Melbourne	3 9605 3600

United States (+1)	
New York (New York)	212 884 8400
Atlanta (Georgia)	404 260 5400
Boston (Massachussets)	508 573 1952
Chicago (Illinois)	404 260 5400
Jersey City (New Jersey)	201 793 6500
Miami (Florida)	305 269 8588
Phoenix (Arizona)	602 333 3000
Tampa (Florida)	813 407 5678
Washington, D.C.	703 788 6751

Caribbean	
Kingston	876 752 1596

SOGETI

6 rue Duret
75016 Paris – France

Tel.: + 33 1 58 44 55 66
Fax: + 33 1 58 44 58 10
www.sogeti.com

Germany (+49)	
Düsseldorf	(0) 211 52 285 0
Neu – Isenburg	(0) 61 02 36 75 0

Belgium (+32)	
Brussels	(0) 2 538 92 92
Edegem	(0) 3 231 12 90
Zaventem (T.R.E.C)	(0) 2 761 05 92

Spain (+34)	
Barcelona	93 253 01 88
Bilbao	94 423 56 21
Madrid	91 308 44 33
Madrid (Training Center)	91 436 46 38
Valencia	96 346 85 60

:ed States (+1)	
imore (Maryland)	410 581 5022
:ago (Illinois)	708 531 1300
:innati (Ohio)	513 563 6622
ımbus (Ohio)	614 898 3044
as (Texas)	972 776 5600
ton (Ohio)	937 433 3334
Moines (Iowa)	515 282 4802
roit (Michigan)	248 702 1900
ıston (Texas)	713 571 7823
anapolis (Indiana)	317 810 2004
sas City (Kansas)	913 451 9600
neapolis (Minnesota)	612 243 4545
York (New York)	212 328 7800
theast Ohio (Ohio)	216 654 2230
aha (Nebraska)	402 492 8877
and (Oregon)	206 624 4600
tle (Washington)	206 624 4600
Louis (Missouri)	314 898 1180
ıington DC	703 734 1511
:e (+33)	
n-Provence (High Tech)	4 42 97 64 34
ɔny (Chryseis Micro & Réseaux)	1 46 74 12 00
ere	4 73 28 23 81
rt	3 84 90 35 50
ac	5 61 30 60 00
ac (High Tech)	5 34 36 26 00
uenais	2 40 32 42 00
ɔgne-Billancourt (High Tech)	1 41 22 42 42
(High Tech)	2 98 44 57 93
	2 31 47 24 89
-le-Rouet	4 42 13 26 00
ɔn-Sévigné	2 23 45 59 00
Grégoire (High Tech)	2 23 25 36 40
Sinfor Automation)	3 28 32 31 39
-en-Baroeul	3 28 32 31 00
(High Tech)	1 64 10 45 00
ıac	5 56 12 72 20
ıac (High Tech)	5 56 18 04 00
onnot-St Martin	4 76 52 62 00
onnot-St Martin (High Tech)	4 76 52 62 00
ellier	4 99 61 41 80
use	3 89 36 31 20
	5 49 04 08 53
s	2 38 55 49 10
Infrastructures Services)	1 58 44 55 66
	5 59 14 67 10
igh Tech)	5 59 14 33 91
(High Tech)	1 30 74 05 71
ort (High Tech)	5 46 88 29 00
uillaume	2 32 76 41 80
loud	1 41 12 37 50
loud (Sinfor Automation)	1 41 12 46 44
larcel (High Tech)	2 32 71 20 00
-Antipolis	4 93 95 62 62
urg	3 88 65 73 80
se (High Tech)	5 34 50 22 00
se (High Tech)	5 34 56 75 00

Toulouse (High Tech)	5 62 47 50 00
Valbonne (High Tech)	4 92 90 68 00
Vandœuvre-les-Nancy	3 83 15 22 26
Villeurbanne	4 72 44 46 90
Villeurbanne (High Tech)	4 72 44 46 90
Villeurbanne (Sinfor Automation)	4 72 44 46 58
Luxembourg (+352)	
Bertrange	31 44 01
The Netherlands (+31)	
Den Bosch	20 660 68 22
Diemen	20 660 66 10
Groningen	20 660 66 19
Rotterdam	20 660 66 18
Viannen	20 660 66 00
United Kingdom (+44)	
London	20 3008 8213
Sweden (+46)	
Borlange	243 922 00
Bromma	8 536 8 20 00
Fagersta	223 418 00
Gävle	26 63 28 00
Helsingborg	42 26 77 00
Jönköping	36 34 85 00
Karlstad	54 14 63 00
Linköping	13 25 48 00
Luleå	920 24 15 40
Lund	46 286 55 00
Oxelösund	155 25 50 00
Skövde	500 42 49 30
Sundsvall	60 59 47 00
Umeå	90 10 81 00
Uppsala	18 18 52 30
Västeras	21 10 58 00
Örebro	19 601 45 00
Switzerland (+41)	
Basel	61 261 75 81
Geneva	22 879 16 50
Lausanne	21 321 60 80

Titles of the paintings by Delamonica

Cover page: "Ydille 1"



Capgemini news is available on the Group website at www.capgemini.com

List of companies and organizations cited:

Air France
Astrium
BEA
Cadbury Schweppes
Česká Spořitelna
Dongfeng Motor Company Ltd
Direction des Services de la Navigation Aérienne
EDF
EMC
Faurecia
General Motors
Her Majesty's Revenue & Customs
Hewlett-Packard
KurMeta
LCL
Limited Brands
MAAF
Metropolitan Police London
Ministère de la Défense des Pays Bas
Nissan
Nordea
Oracle
PlaNet Finance
Royal Philips Electronic
Rugby World Cup Ltd
Subsea 7
SAP
SAS
SFR
Siebel
SKF
Tetra Pak
TDC
Unilever
Vodafone
Wal-Mart
Welsh Water
Zurich Financial Services

A publication of the Capgemini Group
Design and Editing: Group Communications
Graphic design: Rudi Meyer – Yearly Groupe: F
Artwork and maps: © Rudi Meyer
Drawings: Jean Lagarrigue
Paintings: Delamonica
Photographs: Philippe Klein, Didier Olivré, Fe
Translations: Catherine Gabel, Ian Ashworth, M
Production & Photoengraving: Mame
Printed in France



Delamonica

Without any doubt, Delamonica is a poet and a storyteller who claims the freedom of leading us into a universe where only his personal vision matters.

This born storyteller who translates his text into highly fanciful images rather than words nurtures his imagination on Biblical, mythological stories and on legends from other cultures. He probably adds to that a lot of himself. He cares first and foremost about the beauty and the light of his painting, and wishes to share his daydream with us.

Each theme, each story is a pretext for building a fairytale universe where the slightest detail has its own importance and is a sort of key. For the deciphering to be richer, more complete, one must move from one side of the painting to the other, find clues, admittedly, but also accept to be immersed in the narrative.

Entering into the Delamonica world without losing your bearings means returning to childhood instincts, accepting the irrational, becoming part of the dreamlike surroundings, thus leaving reality completely behind you. More important still is to know the legends of the past, the bygone tales told by the fireside, all those stories told the world over.

For more about the work of this artist, please contact:

Galerie ArtClub
172, rue de Rivoli - 75001 Paris
(corner of the rue de Rohan)
Tel.:+33 (0) 1 47 03 42 20
www.artclub.fr

Permission to reprint these works has been kindly granted by the artist. Thanks also to the gallery which assisted with the selection.

← Glossary

Glossary

CMMI 5 – CAPACITY MATURITY MODEL INTEGRATED This is a model for evaluating the level of a company's maturity in terms of its IT development and contains a system of best practice references. This model has 5 levels, 5 being the highest grade of maturity.

CRM – CUSTOMER RELATIONSHIP MANAGEMENT The objective of CRM is to offer technological solutions that enable communications between a company and its customers to be strengthened and thus improved. CRM can be used both before and after the sale, and include the sale process and customer service management.

CSR – CORPORATE SOCIAL RESPONSIBILITY This concept is linked to a company's application of the idea of sustainable development and it means that, beyond the economic and financial aspects, a company has to take into account the social and environmental effects of its business.

CS – CONSULTING SERVICES Helping our clients to identify, structure and implement their transformation projects, which will have a lasting impact on their growth and competitiveness.

GLOBAL COMPACT The United Nations Global Compact is an initiative to encourage businesses worldwide to adopt sustainable and socially responsible policies, and to report on them. Under the Compact, companies are brought together with UN agencies, labor groups and civil society.

GLOBAL DATA SYNCHRONIZATION This involves ensuring that computer files in two or more locations within a data chain contain precisely the same data.

GRID COMPUTING Virtual infrastructure consisting of a coordinated set of IT resources that may be shared, distributed, heterogeneous and/or outsourced, and with no centralized administration.

IMS – ENTREPRENDRE POUR LA CITÉ Created in 1986, *IMS Entreprendre Pour la Cité* brings under its umbrella a network of over 120 companies undertaking social responsibility initiatives.

INTEGRATED ARCHITECTURE FRAMEWORK Method for analyzing corporate IT systems, developed by Capgemini, and designed as an architecture on several levels, based on decoupling, exchange and standardization.

INTERNATIONAL RETAIL BOARD Set up by Philips in 2004, this is a platform designed to ensure the consistent integration of the decisions made in the company's Industry, Trade and Retail sectors and to supervise relations with its clients.

ITO Outsourcing of companies' IT systems

LOGISTIC SERVICE PROVIDER Designates a service provider who carries out certain supply chain operations for its clients.

LPS – LOCAL PROFESSIONAL SERVICES An offering adapted to the needs of local customers as regards infrastructure, applications and engineering.

MAP – MARGIN ACCELERATED PLAN Introduced in September 2005, this 3-year plan applies to Capgemini's outsourcing discipline. The objective is to create an optimal organizational structure which will enable us to produce the quality of service our customers expect, at the best possible cost.

MASH UP Application that combines content deriving from several more or less heterogeneous applications.

OPEN SOURCE This term applies to software whose license respects the criteria laid out in the "Open Source Initiative": free distribution, freely available source code and the possibility to produce derivatives.

OS – OUTSOURCING SERVICE Accompanying Capgemini Group clients in the partial or total outsourcing of their information systems.

OTACE – ON TIME AND ABOVE CLIENT EXPECTATIONS All the customer satisfaction and risk evaluation measures that arise throughout the course of a project. This system, specific to Capgemini, has become a benchmark within the profession.

QUADRUPLE PLAY This system allows wireless telephony to combine new media, integrating video, web and voice.

RIGHTSHORE™ Capgemini's global production system, which offers clients – depending on their needs – the best balance between services delivered from remote ("offshore") centers (India/China), centers located more closely ("nearshore") or others in the country in which they are based ("onshore").

SEPA Single Euro Payments Area

SMART FIELD OPERATIONS The expression designates the remote management and supervision of hydrocarbon production

SOA – SERVICE ORIENTED ARCHITECTURE Designing information systems and their architecture in a way that guarantees responsiveness, upgradeability and flexibility for businesses – whose environment is constantly evolving.

TS – TECHNOLOGY SERVICES Capgemini Group discipline for designing, developing and implementing IT projects of all sizes.

VALUES OF THE CAPGEMINI GROUP The seven basic values are: honesty, boldness, trust, freedom, team spirit, modesty and fun.

ASE – Accelerated Solutions Environment Capgemini brings together a set of resources (innovative workspaces, dedicated teams, etc.) within a 3-day session designed to encourage active listening and exchanges of ideas so that shared decisions can be reached in compact timeframes, allowing projects to get off the ground faster.

AJAX – Asynchronous JavaScript And XML Is a web development technique for creating interactive web applications.

BPO – Business Process Outsourcing The delegation to a supplier of one or more of the client's functions – which usually contain a strong element of IT.

CBA – Component Based Architecture Considered as a synonym of SOA.

CBE – Collaborative Business Experience A precise, structured way of working, focusing on the challenges faced by the client, and based on a close collaboration between both the Capgemini and the customer teams.

CIPS – Chartered Institute of Purchasing & Supply CIPS is an international organization, based in the UK, serving the purchasing and supply profession. Dedicated to promoting good practice, CIPS provides a wide range of services for the benefit of members and the wider business community.

File N° 82-5065

Exhibit 2.

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of April 26, 2007

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Cap Gemini

Ordinary and Extraordinary Shareholders' Meeting

April 26, 2007 *

- Notice of meeting
- Agenda
- Summary of the proposed resolutions presented by the Board of Directors
- Proposed resolutions presented by the Board of Directors
- 2006 business review
- Five-year financial summary

* The Meeting has been called on Tuesday, April 10, 2007 at the Company's head office. If, as is probable, the quorum is not met on first call, the Meeting will be called again on Thursday, April 26, 2007, in accordance with the provisions of the law.

Unofficial translation from French
The English translation is for information purposes only. In the event of discrepancies, the French language version of this document shall prevail

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

"Société Anonyme" with capital of € 1,152,654,464
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, March 23, 2007

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Ordinary and Extraordinary Shareholders' Meeting called for the first time on Tuesday, April 10, 2007 at 10:00 a.m. at the Company's headquarters and for the second time (*) on:

Thursday, April 26, 2007 at 10:00 a.m.
at Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris

The agenda of the Meeting will be as follows:

AGENDA

ORDINARY SHAREHOLDERS' MEETING

- Management report of the Board of Directors; presentation of the financial statements of the Company and the Group for the year ended December 31, 2006.

- Reports by the Statutory Auditors on the financial statements for the year ended December 31, 2006 and on two agreements governed by article L.225-38 of the French Commercial Code.

- Examination and approval of
  - the 2006 Company financial statements of Cap Gemini SA,
  - the 2006 consolidated financial statements of the Capgemini group,
  - the underwriting agreement entered into with a number of banks including Lazard Frères Banque SA,
  - the registration of the two corporate officers on the list of beneficiaries of the collective pension scheme set up by the Company.

- Appropriation of profit for the year and setting of the amount of the potential dividend payout.

- Renewal of the term of office of Mr. Marcel Roulet, a non-voting director whose term of office expires on the date hereof.

- Authorization to be given to the Board of Directors to enable the Company to buy back its own shares within the limit of a number of shares equal to a maximum of 10% of its share capital .

(*) If, as is probable, the quorum is not met on first call, the Meeting will be called again on Thursday, April 26, 2007.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization to be given to the Board of Directors to cancel shares that would have been acquired by the Company pursuant to the above authorization.
- Authorization to be given to the Board of Directors to potentially allocate shares free of consideration (whether the shares are to be issued or are shares that have been previously bought back by the Company pursuant to the above authorization) to certain employees and corporate officers of the Company and its subsidiaries.
- Updating of the bylaws further to Decree no. 2006-1566 of December 11, 2006.

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Any requests for draft resolutions to be included on the agenda made by shareholders fulfilling the necessary legal requirements must be sent by registered letter with return receipt requested to the company's head office, or by email to assemblee@capgemini.com, within twenty (20) days of the date of publication of this notice.

Shareholders who plan to attend the meeting in person are invited to notify one of the banks mentioned below, in writing. In return, they will be sent an admittance card.

In order to attend the meeting in person or by proxy or to cast a postal vote, shareholders must submit evidence of ownership of their shares. Ownership of the shares is evidenced by an entry in the Company's share register, held by Caceis – CT, in the name of the shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting.

In the case of bearer shares, the authorized intermediary must provide a certificate of participation for the shareholders concerned. This should be sent to the Company as an attachment to the postal or proxy voting form or the request for an admittance card in the name of the shareholder, or in the name of the intermediary acting on their behalf if they are domiciled outside France, in order that the entry in the relevant register may be recorded. A certificate will also be issued to any shareholder wishing to participate in the meeting in person, who has not received an admission card by 12:00 a.m. (Paris time) on the third working day preceding the meeting.

All shareholders are entitled to cast postal votes.
A combined postal voting/proxy voting form will be sent, along with the relevant attachments, to all holders of registered shares.
Holders of bearer shares wishing to vote by post or by proxy should request the applicable form and attachments from the Company's head office or from one of the banks mentioned below. Such requests should be made in writing and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09; or at least five days before the meeting at one of the following banks:

- Crédit Lyonnais
- Lazard Frères Banque
- BNP Paribas
- IXIS Investor Services
- CACEIS - CT
- Natixis Banques Populaires
- Société Générale

Holders of bearer shares should attach their certificate of participation to their returned forms.

Shareholders who have informed the Company that they wish to participate in the meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at the meeting by a shareholder in person will cancel any proxy or postal votes cast.
Shareholders may nevertheless subsequently sell any or all of their shares. In such a case:

- If the sale takes place before 12:00 a.m. (Paris time) on the third working day preceding the meeting, the company will invalidate or amend any related postal votes, proxy, admittance card or certificate of participation. In the case of bearer shares, the authorized intermediary account holder must inform the Company or its authorized representative of the sale, and pass on all necessary information.

- If the sale takes place after 12:00 a.m. (Paris time) on the third working day preceding the meeting, it does not have to brought to the Company's attention by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Any written questions that the shareholders may have must be sent by registered letter with return receipt requested to the attention of the Chairman of the Board of Directors at the Company's head office, or by email to assemblée@capgemini.com, at least four working days before the date of the meeting. Such questions should be accompanied by a certificate attesting that the shareholder's shares are registered either in the Company's share register held by Caceis CT, or in the register of bearer shares held by the applicable authorized intermediary.

In accordance with French law, all documents which must be disclosed at the General Meeting will be made available to the shareholders at the Company's head office within the legally applicable timeframe.

The preliminary notice of meeting was published in the *Bulletin des Annonces Légales Obligatoires* on February 23, 2007.

The Board of Directors

SUMMARY OF THE PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First, second, third, fourth and fifth resolutions: approval of the 2006 financial statements of the Company and the Group, deliberation upon the regulated agreements referred to in the Statutory Auditors' special report and appropriation of net income, as required by law.

Sixth resolution: renewal of Mr. Marcel Roulet's term of office as a non-voting Director.

Seventh resolution: authorization to buy back the Company's shares.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Eighth resolution: authorization to cancel shares bought back by the Company.

Ninth resolution: authorization to the Board of Directors to potentially allocate shares free of consideration.

Tenth resolution: updating of the by-laws further to Decree n° 2006-1566 of December 11, 2006.

Eleventh resolution: powers to carry out formalities.

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PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
Approval of the 2006 Company financial statements

After hearing the following:
- the management report presented by the Board of Directors,
- the general report of the Statutory Auditors on their audit of the Company financial statements,

the General Shareholders' Meeting approves the Company financial statements for the year ended December 31, 2006, which show profit for the year of €195 million, and gives discharge to the Board of Directors for its management of the Company's affairs during the year.

SECOND RESOLUTION
Approval of the 2006 consolidated financial statements

After hearing the following:
- the Group management report of the Board of Directors for 2006,
- the report presented by the Statutory Auditors,

the General Shareholders' Meeting approves the consolidated financial statements for the year ended December 31, 2006, which show profit for the year of €293 million.

THIRD RESOLUTION
Approval of a regulated agreement relating to the underwriting agreement entered into with parties including Lazard Frères Banque SA

After hearing the special report of the Statutory Auditors on agreements governed by article L.225-38 *et seq.* of the French Commercial Code (*Code de Commerce*), the General Shareholders' Meeting approves the agreement referred to in said report.

FOURTH RESOLUTION
Approval of a regulated agreement relating to the registration of the two corporate officers on the list of beneficiaries of the collective pension scheme set up by the Company

After hearing the special report of the Statutory Auditors on agreements governed by article L.225-38 *et seq.* of the French Commercial Code (*Code de Commerce*), the General Shareholders' Meeting approves the agreement referred to in said report.

FIFTH RESOLUTION

Appropriation of profit for the year and approval of dividend payout

The General Shareholders' Meeting approves the recommendations of the Board of Directors with regard to the appropriation of distributable profit for the year ended December 31, 2006 and accordingly decides to appropriate this distributable profit amounting to €194,560,397.44 as follows:

• to the legal reserve(to increase it to €115,265,446.40, i.e. 10% of the share capital at December 31, 2006), an amount of	€9,999,864.00
• as a dividend to be paid to shareholders, an amount of €0.70 per share, i.e.	€100,857,266.30
• and with the balance being allocated to retained earnings, i.e.	€83,703,267.14
Making a total of	€194,560,397.44

Shareholders are reminded that the dividend accordingly set at €0.70 for each of the 144,081,809 shares bearing dividend rights at January 1, 2006 is eligible for the 40% tax rebate referred to in sub-paragraph 2 of paragraph 3 of article 158 of the French General Tax Code for individuals subject to personal income tax in France. It will be paid as from Monday, April 30, 2007. If the Company holds any of its own shares at the time of this dividend payment, the amount corresponding to the dividend that would have been paid in respect of these shares will be allocated to retained earnings.

Pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that a dividend of €0.50 per share (fully eligible for the 40% tax rebate) was paid for 2005 and that no dividends were paid for 2004 or 2003.

SIXTH RESOLUTION

Renewal of Marcel Roulet's term of office as a non-voting director

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews for a two-year period the term of office of the non-voting director Marcel Roulet, whose current term of office expires at the close of this Meeting. Mr. Roulet's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2008.

SEVENTH RESOLUTION

Authorization to be given to the Board of Directors to enable the Company to buy back its own shares within the limit of a number of shares equal to a maximum of 10% of its share capital

In accordance with articles L.225-209 *et seq.* of the French Commercial Code and European Commission Regulation no. 2273/2003 of December 22, 2003 which came into effect on October 13, 2004, and after hearing the report presented by the Board of Directors, the General Shareholders' Meeting grants the Board of Directors an authorization to enable the Company to buy back its own shares on the open market.

This authorization is given to allow the Company, if required (in descending order of priority):

- to enter into a share management process with an investment services provider within the scope of a liquidity agreement in accordance with the ethics charter recognized by the AMF;
- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini SA shares upon exercise of the rights attached thereto, in accordance with the applicable Stock Exchange regulations;

- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions;
- to award shares to employees and corporate officers (on the terms and by the methods provided for by law), in particular in connection with stock option plans, plans involving the allocation of shares free of consideration, or company savings plans;
- to cancel the shares thus purchased subject to adoption of the eighth resolution of the Extraordinary Shareholders' Meeting included in the agenda of this Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments and by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in the General Regulations of the *Autorité des marchés financiers*.

The General Shareholders' Meeting resolves that the maximum purchase price for shares under the buyback program may not exceed €70 per share and that, in accordance with article L 225-209 of the French Commercial Code, the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2006, corresponding to 14,408,180 shares. The total funds invested in the share buybacks may therefore not exceed €1,008,572,600 (€70 x 14,408,180 shares).

In the case of a capital increase paid up by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares free of consideration during the period of validity of this authorization, as well as in the case of a stock-split or reverse stock-split, the above maximum price per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

The General Shareholders' Meeting gives full powers to the Board of Directors (including the power of delegation subject to the applicable law) to:
- implement this authorization;
- place any and all buy and sell orders and enter into any and all agreements, in particular for the keeping of registers of share purchases and sales, in accordance with the applicable Stock Exchange regulations;
- carry out any and all filings and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to the shareholders at each Annual General Meeting on all of the transactions carried out during the year under this authorization.

This authorization is given for a period of 18 months as from the date of this Shareholders' Meeting, and replaces the authorization given in the twentieth resolution adopted by the Ordinary Shareholders' Meeting of May 11, 2006.

II RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

EIGHTH RESOLUTION

Authorization to be given to the Board of Directors to cancel shares acquired by the Company pursuant to the seventh resolution

After hearing the report of the Board of Directors and the special report of the Statutory Auditors the General Shareholders' Meeting authorizes the Board of Directors, with the possibility of delegating such powers, to:

- cancel – in accordance with article L.225-209 of the French Commercial Code – on one or several occasions at its sole discretion, all or some of the Capgemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of

twenty-four months does not exceed 10% of the Company's capital; and to reduce the capital accordingly;

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

This authorization is granted for a period of 24 months as from the date of this Shareholders' Meeting and replaces the authorization given in the twenty-first resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

NINTH RESOLUTION

Authorization to be given to the Board of Directors to potentially allocate shares free of consideration (whether the shares are to be issued or are shares that have been previously bought back by the Company)

In accordance with articles L. 225-197-1 *et seq.* of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors, on one or several occasions, to allocate, free of consideration, existing shares or shares to be issued, to employees or corporate officers of the Company and/or companies or economic interest groups that are related to it under the conditions set out in article L 225-197-2 of the French Commercial Code, or to certain categories of such employees or corporate officers;

- resolves that, without prejudice to the effect of the adjustments mentioned below, the total number of shares allocated without consideration may not exceed 0.5% of the Company's share capital (i.e. 720,000 shares);

- resolves that the allocation of the shares to their beneficiaries shall only be definitive at the end of a minimum vesting period of 2 years as from the allocation of such shares by the Board of Directors. However, the shares may be definitively allocated in the event of death or incapacity of a beneficiary, corresponding to Category 2 or 3 disability as defined in article L. 341-1 of the French Social Security Code;

- sets the minimum period for retention of the shares by their beneficiaries at 2 years as from their definitive allocation. However, no minimum retention period is required in the event of death or incapacity of a beneficiary, corresponding to the above-mentioned categories under the French Social Security Code;

- notes that, as an exception to the above minimum retention period, for shares allocated to corporate officers who fall within the scope of article L.225-197-1, II paragraph 4 of the French Commercial Code, the Board of Directors may decide that the shares may not be transferred by the beneficiaries before the termination of their duties, or may set the quantity of shares that said officers will be required to hold in registered form until the termination of their duties;

- notes that if the allocation concerns shares to be issued, this authorization will automatically entail the waiver of shareholders' pre-emptive rights to purchase such shares;

- gives powers to the Board of Directors to implement this authorization, and in particular:
  - to define the terms and conditions for the issue(s) and, in such an event, the criteria for allocating the shares and defining the beneficiaries thereof;

- to decide, in the event that transactions are carried out during the vesting period that affect the Company's issued capital, whether or not to adjust the number of the shares allocated in order to protect the rights of the beneficiaries and, if appropriate, define the terms and conditions of such adjustment;
- to draw any amount from the reserves and/or additional paid-in capital of the Company in order to carry out the capital increase or increases following the definitive allocations of shares to be issued, to set the entitlement dates applicable to the new shares, and to amend the by-laws accordingly;
- to carry out all formalities and, more generally, to do whatever is necessary.

This authorization is given for a period of 38 months as from the date of this General Shareholders' Meeting.

TENTH RESOLUTION

Updating of the bylaws further to Decree no. 2006-1566 of December 11, 2006

The General Shareholders' Meeting resolves to amend the third, fourth, fifth and sixth paragraphs of article 19 of the Company's bylaws (relating to Annual General Meetings) to read as follows:

"General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company's share register in the name of the shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting and any related notices must be filed at the address indicated in the notice of meeting.
In the case of bearer shares, the authorized intermediary shall provide a certificate of participation for the shareholders concerned.

Shareholders who have informed the Company that they wish to participate in a Meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at a Meeting by a shareholder in person shall cancel any proxy or postal votes cast.

To be taken into account, postal votes or proxy forms must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law."

ELEVENTH RESOLUTION

Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this Meeting to execute all filing, publication and other formalities required under French law.

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2006 BUSINESS REVIEW

• General comments

Demand for consulting and IT services strengthened significantly in 2006 following last year's modest performance. After several years during which their main (and sometimes only) aim was to scale back IT expenditure, in 2006 our clients not only sought to upgrade their IT systems, but also expressed a genuine interest in the competitive advantages offered by new technologies – especially Service Oriented Architecture. This groundswell was apparent in all of the countries in which the Group has operations, and particularly in those activities with a higher degree of sensitivity to economic cycles and/or technological innovation, such as Consulting and Technology Services, as well as the Local Professional Services business.

1. Operations by region

Against this positive backdrop, Capgemini Group's growth outperformed the market thanks to a strong presence in Consulting, Technology and Local Professional Services, coupled with a number of major contract wins in the Outsourcing Services segment which continued to spearhead growth. The year-on-year growth in revenues for 2006 is 10.7% on a published basis and 12.1% like-for-like (factoring out the effect of currency fluctuations and changes in scope). Underlying growth in the second-half jumped 13.7% compared to the prior-year period.

The geographical breakdown of this performance shows underlying growth of 23.7%, or 22.3% based on published figures, with the appreciation in sterling offsetting the impact of the sale of a portion of the Group's interest in Working Links. In 2006 the **United Kingdom & Ireland** area bolstered its position as the Group's top-performing region in terms of revenue – which pushed past the €2 billion mark – and accounted for 27.6% of the Group total. This primarily reflects a sharp increase in the contribution of the Outsourcing Services activity due to the startup of several major contracts (including the contract with the London Metropolitan Police), as well as highe volumes on the contract signed at the end of 2004 with the United Kingdom tax authority, He Majesty's Revenue and Customs (HMRC). This contract was extended in second-quarter 2006 t cover Customs & Excise following its incorporation into HMRC, and a number of add-on applicatio developments were also done for this client during the year. Consulting and Technology Service businesses also contributed to the Group's robust performance in this region, delivering growth i excess of 8% despite allocating considerable resources to assist Outsourcing Services i developing applications for HMRC. In accordance with Group policy, the corresponding revenue were recorded by the Outsourcing Services segment.
Lastly, Sogeti deepened its European footprint by expanding its business into the United Kingdo & Ireland, although this had no material impact in 2006.

France's contribution to consolidated revenues remains practically unchanged at 23.6%, wit overall growth of 9.1% resulting from contrasting developments. Consulting and Technolog Services, which account for almost one-half of the Group's activity in France, posted double-digi growth. The greater Paris region reported a particularly vigorous performance, on the back of a increase in headcount and improved utilization rates. Local Professional Services also contribute to the region's overall growth, even though the focus on profitability meant that certai commitments taken on in prior years were not renewed. Finally, Outsourcing Services revenue expanded by a modest 6%, with the sharp increase in services delivered under the Schneide Electric contract partially offset by the termination of certain contracts and the disposal of a portio of the maintenance business.

North America, which in 2006 accounts for 17.4% of total Group revenues, posted like-for-lik growth of 3.8%. Based on published figures, the Group's North American activity contracted b 0.9% due to the combined effect of the sale of the Healthcare business in July 2005 and the sligh depreciation of the US dollar. Outsourcing Services in this region reported moderate growth, wit

expanded business under the TXU contract and the ramp-up of new contracts (including with General Motors) dampened by the termination of two Outsourcing contracts related to the Healthcare business sold in 2005.

Sogeti posted double-digit growth thanks mainly to a sharp rise in headcount that helped scale back the businesses' sub-contracting costs.

The region's biggest success story in 2006 was the recovery of the Consulting and Technology Services business, where better staff utilization rates and increased use of the Group's India-based assets outweighed the impact of employee cutbacks. In the Technology Services business, the Group's Indian employees dedicated to North American operations now represent more than one-half of the headcount physically present in this region.

Benelux delivered a 9.4% year-on-year rise in revenues in 2006 and represents 13.6% of the total Group figure. Growth was mainly driven by the Netherlands, in particular the Technology Services segment, which increased both headcount and sales prices amid a favorable trading environment. Sogeti also contributed strongly to growth in the region by posting a remarkable 20% surge in revenues. In contrast, the termination of a major contract led to a significant fall in Outsourcing revenues.

Revenues in the **Central Europe** region (Germany, Switzerland, Austria and the Eastern European countries) surged 16% on the previous year (14.2% based on published figures, which include the impact of the acquisitions of Ad-hoc Management in Switzerland and FuE in Germany). The region accounts for 6.7% of Group revenues in 2006. Growth was particularly buoyant in the Technology Services segment in Germany – as a result of both increased headcount and sales prices – as well as among the Eastern European countries. As the Group's policy is to recognize revenues for the region ordering the services, the strong growth momentum reported by the Business Process Outsourcing activity – for which Poland is the main production platform – is not reflected in the geographical breakdown.

Revenues in the **Nordic** region advanced 6.2% and now account for 5.7% of the Group total. This performance was spurred by sharp growth in Finland and Denmark despite stagnating Consulting and Technology Services demand in Sweden and Norway. Sogeti scored strong growth gains in Sweden, however, buoyed by favorable conditions that allowed the Group to improve staff utilization rates and increase headcount.

Southern Europe (Italy, Spain, Portugal) accounts for just 4.4% of consolidated revenues in 2006. The region delivered a 9.4% increase in revenues thanks to sustained business in Spain and Portugal, offset in part by a fall-off in Italian business.

The **Asia-Pacific** region posted 6.1% growth for the year. After adjusting for the currency effect and the disposal of the Japanese Consulting Services business in 2005, regional growth comes in at 20.6% – due in particular to a strong showing by Australian operations. China, on the other hand, overcame a tough start to the year to recover strongly in the second half. Lastly, although it did not have an impact on revenues for the region (which are recorded by the ordering region), the Group's production staff numbers in India continued on an upward trend, surging from 3,550 to 6,979 at end-2006 (including 719 transfers as a result of the acquisition of Indigo from the Unilever group).

2. Operations by business segment

Outsourcing Services was once again the Group's main growth driver in 2006, delivering a 16.1% increase in revenues on a like-for-like basis. The impact of the ramp-up of major contracts concluded in recent years (Schneider Electric in France, HMRC and the London Metropolitan Police in the United Kingdom, and General Motors in the United States) more than compensated for the decision to terminate a number of contracts, notably in France and in the Netherlands. The Group's other activities' growth was not as strong (8.8% for Consulting Services, 9.5% for Technology Services and 10.4% for Local Professional Services), but each captured additional market share. The specific skill sets of the Consulting and Technology Services businesses are frequently leveraged for major Outsourcing Services contracts. Accordingly, once the revenues

earned on the Group's three largest Outsourcing contracts are broken down into the specific type of work carried out, revenue growth for Outsourcing Services proper slips to 12.6% from 16.1%, while growth in revenues for other segments is no longer single-digit but close to 12%. On this basis, all four Group disciplines delivered double-digit growth in 2006.

3. Headcount

At December 31, 2006, Group headcount had risen 11.2% year-on-year, to 67,889 from 61,036 at end-2005. This 6,853 increase in numbers reflects:

* 20,087 additions consisting of:
    - 18,592 new hires;
    - 1,495 transfers in connection with Group acquisitions or Outsourcing Services contracts signed with certain clients.
* and 13,234 departures (just over 20% of the average headcount for the year), breaking down as:
    - 10,650 resignations (16.5% of the average headcount);
    - 856 transfers outside the Group further to the sale of certain business operations;
    - 1,728 layoffs.

Among the 18,592 new hires in 2006:

. 5,238 employees were recruited by the Group's three offshore platforms: India (3,897), China and Poland.

. 4,282 employees were recruited by Sogeti for its Local Professional Services activity where the nature of the work often requires local hires. However, headcount in Consulting and Technology Services and the onshore segment of Outsourcing Services grew by just 3.0%, which is a clear reflection of the deep-seated changes our businesses are undergoing.

4. Order book

In 2006, the Group took €8,198 million in orders, up more than 20% on the prior-year figure (€6,831 million). New orders for the Outsourcing Services activity alone accounted for €3,164 million (38.6% of the total), boosted by the extension to the 2003 Inland Revenue contract following the Inland Revenue's merger with Customs & Excise to form Her Majesty's Revenue and Customs (HMRC). Another major contract was entered into with General Motors, which has retained Capgemini as a strategic partner in the comprehensive overhaul of its IT system. There were also a couple of notable successes for the Business Process Outsourcing activity, including contracts signed with Zurich Financial Services, Tetra Pak and SKF.

Excluding Outsourcing Services, new orders climbed more than 10% year on year, to €5,034 million.

5. Profitability

Operating margin grew sharply in 2006 for the second consecutive year. Operating margin is calculated by deducting operating expenses – comprising the cost of services rendered (expenses incurred during project delivery), selling expenses and general and administrative expenses – from revenues. Operating margin for 2006 was almost double the year-earlier figure (€447 million versus €225 million) and now represents 5.8% of revenues.

The breakdown by geographic area shows that this performance was driven by North America which posted a €72 million operating profit for 2006 versus a €26 million operating loss in 2005. The upturn in profitability in the North America region is first and foremost the reward for aggressive efforts to revive the Consulting and Technology Services businesses which, having incurred heavy losses in 2005, ended 2006 with an operating margin of above 6%. Outsourcing Services also made a major contribution to this performance, recovering from the negative impact of major outlays required to ramp up the TXU contract in 2005 to deliver a positive operating margin in 2006.

The United Kingdom & Ireland region reported an operating margin of 7.7% for the year, and its contribution to the overall improvement in Group operating margin is comparable to that of North America in absolute terms. While Outsourcing Services had the biggest impact in value terms chiefly as a result of the extensive added-value services provided under the HMRC contract, th

Consulting and Technology Services businesses registered the most significant improvement in their margins. Overall, the United Kingdom & Ireland region generated more than one-third of the Group's overall operating margin.
Profitability in France, however, narrowed significantly: year-on-year improvements in operating margin recorded by the Consulting, Technology and Local Professional Services activities were more than offset by a slump in the operating margin of the Outsourcing Services business. Delays in completing the Global Core Systems project for Schneider Electric, coupled with under-estimations of the complexity and ongoing management costs associated with that company's IT infrastructures, severely dented the performance of this business.

An analysis of operating margin by business shows that each segment contributed to the Group's overall improvement in margins. The jump of more than five percentage points in the operating margin of Consulting Services reflects an increase in headcount and an attendant shift in the age pyramid following the extensive recruitment of young consultants. The Netherlands and the United States turned in the best performance, delivering improved contribution rates on the back of lower selling, general and administrative expenses.
The Technology Services activity saw a jump of more than two percentage points in its operating margin to 7.5%, thanks in particular to improved staff utilization rates and fewer project overruns, as well as a tight rein on selling, general and administrative expenses, which remained steady year on year.
The Local Professional Services segment scored further profitability gains, lifting its already-robust 9.1% profitability showing in 2005 to 9.8% in 2006. This performance reflects a sharp increase in average sales prices, as well as a slight fallback in staff utilization rates as a consequence of the recruitment drive.
Finally, the Outsourcing Services activity added three percentage points to its operating margin, outperforming its end-2005 Margin Acceleration Program (MAP) targets while absorbing the extra costs incurred on the Schneider Electric contract.

6. Significant events

On February 8, 2007, Kanbay's Annual Shareholders' Meeting voted 99% in favor of the company's acquisition by Capgemini in accordance with the terms and conditions as announced on October 26, 2006. The total cost of the acquisition amounted to USD 1.25 billion and was settled in cash. Established in 1989, this Chicago-based company has a worldwide headcount of around 6,900 and supplies a range of highly integrated services focused on the financial services, consumer products and telecommunications sectors. Fitting seamlessly into the Group's investment strategy, this acquisition:

- significantly deepens the Group's footprint in India, from 6,000 to 12,000 employees,
- expands the Group's range of services in North America,
- propels the Group into a leading position in the financial services sector.

This acquisition laid the foundations for the Group's latest development plan aimed at accelerating the improvement in profitability, increasing resistance to downturns and outperforming market growth. This plan has been baptized I^3 (I Cubed) – referring to its three key levers : industrialization, innovation and intimacy.

- **Comments on Capgemini Group's consolidated financial statements**

Highlights of Capgemini **consolidated** financials are:

- **Consolidated revenue** amounted to €7,700 million for the year ended December 31, 2006, a rise of 10.7% based on published figures and 12.1% like-for-like.

- **Operating expenses** advanced 7.8% to €7,253 million, compared to €6,729 million in 2005.

An analysis of **costs by type** reveals:

- personnel costs amounting to €4,676 million, up by €192 million or 4.3% – representing a lower rate of increase than recorded for revenues (see above) and average headcount (7.2%). This was attributable to the fact that the bulk of the year's hires (i) were recruited in India, where salaries are lower, and (ii) targeted young – and therefore less expensive – consultants.
  Personnel costs represent 60.7% of consolidated revenues in 2006 compared to 64.5% in 2005, despite a higher proportion of variable compensation paid.
  In 2006, travel expenses increased in line with revenues and represent 4.4% of the consolidated figure.
- a 14.4% rise in purchases and sub-contracting expenses to €2,068 million, which now represent 26.9% of revenues compared to 26% in 2005. This stems partly from the occasional need to use sub-contractors to meet customer demand, and also from certain major Outsourcing Services contracts for which the Group calls on partners to ensure a more comprehensive and efficient range of services.
- a notable 11.7% increase in rent and local tax expenditure to €268 million in 2006, fueled in part by the return of French "taxe professionnelle" to normal levels.

The **analytical breakdown** of expenses confirms that – as in 2005 – the improvement in operating margin is linked primarily to the tight rein on selling, general and administrative expenses. In 2006, these costs represent just 17.3% of revenues, compared to 19.5% in 2005. This trend is even more striking in absolute terms, for while revenues pushed forward by 10.7%, selling, general and administrative costs actually dipped marginally. The cost of services rendered – corresponding to the costs incurred during the execution by the Group of client projects – improved slightly to end the year at 76.9% of revenues compared with 77.3% in 2005. However, the extra cost involved in bringing in external service providers to assist with new Outsourcing Services business – notably on the HMRC contract – dented the progress achieved in scaling back the costs incurred by the Group itself.

➢ **Operating margin** yielded a €447 million profit, compared with a €225 million profit in 2005, which represents 5.8% of revenues versus 3.2% in 2005.

Operating margin advanced in all geographic areas except France, where profitability gains reported by the Consulting Services and Technology Services businesses failed to counter the impact of difficulties on the Schneider Electric contract.

➢ **Net other operating expense** came in at €113 million in 2006, compared with €11 million in 2005. The change in this item reflects the absence of significant gains on the sale of consolidated companies and businesses, which in 2005 amounted to €166 million, and the €70 million reduction in restructuring costs from €164 million in 2005 to €94 million in 2006.
In 2006, the bulk of these restructuring costs were incurred within the scope of the Margin Acceleration Program (MAP) aimed at streamlining the Group's Outsourcing activities, breaking down as (i) €67 million in costs directly related to workforce reduction measures, mainly in Europe; (ii) €16 million relating to measures undertaken to streamline the Group's real estate assets, chiefly in the United Kingdom; and (iii) €11 million in industrialization costs and migration costs in connection with the offshoring of Group activities.

➢ **Operating profit** came in at €334 million in 2006, versus €214 million the previous year.

➢ **Net finance costs** for 2006 amounted to €28 million compared with €38 million in 2005. This improvement is essentially attributable to a €14 million decline in gross finance costs, with the €24 million increase in income from investment of cash and cash equivalents comfortably offsetting the €10 million rise in interest expense incurred chiefly on the OCEANE convertible/exchangeable bond issue of June 16, 2005 (OCEANE 2005).

Around one-third of the increase in income from investment of cash and cash equivalents stems from the reinvestment of the proceeds from the OCEANE 2005 bond issue, with the balance attributable to the compound effect of a rise in net cash from operating activities and higher interest rates.

Net other financial expense increased by €4 million, mainly as a result of the change in the marked to market value of the OCEANE 2003 bond issue interest rate swap. This generated €5 million in financial expense in 2006, compared to financial income of €1 million in 2005.

- **Income tax expense** was only €13 million in 2006, broken down as follows:
  - €49 million in current income taxes.
  - €36 million in net deferred tax income, the €94 million income resulting from the recognition of deferred tax assets in various countries, including France for €40 million, having been partially offset by the utilization of tax loss carry-forwards previously recognized in assets (€58 million including €43 million in France).

- **Attributable profit for the year** came in at €293 million in 2006, versus €141 million in 2005. In 2006, basic earnings per share are €2.21 compared to €1.07 a year earlier. Diluted earnings per share, determined on the basis of the average weighted number of ordinary shares outstanding in the year, came in at €2.07 for a total of 147,241,326 shares, versus €1.06 in 2005 for a total of 138,472,266 shares.

- **Net consolidated cash and cash equivalents** totaled €1,632 million in 2006, compared with €904 million in 2005.

Outlook for 2007

The Capgemini Group has set the following objectives for 2007:

- to successfully integrate the Kanbay teams;
- to strengthen sector expertise, with an emphasis on the development of the Consulting business;
- to continue the improvement in Outsourcing profitability, notably by developing the Business Process Outsourcing activity;
- to invest in innovation, industrialization and client relations (through its i³ program).

Having built a budget around a framework of hypotheses combining sustained growth in demand, and taking into account the Kanbay integration, the Group should post revenue growth of 8% in 2007 (at constant rates and perimeter), and continue the improvement of its operating margin.

Comments on the Cap Gemini S.A. financial statements

Salient figures are:

- The Company's **operating revenue** for the year ended December 31, 2006 amounted to €183 million (including €182 million in royalties received from subsidiaries) compared with €162 million for 2005 (including €161 million in royalties). This increase was attributable to the growth in Group revenues.

- **Operating income** came in at €148 million compared to the year-earlier figure of €133 million. The improved performance stems chiefly from higher royalties, offset in part by a €6 million rise in operating expenses that was mainly attributable to advertising.

- **Net interest income** amounted to €21 million, compared to €28 million in the previous year, reflecting:

    - €193 million in income corresponding mainly to dividends received from subsidiaries (€23 million), interest income on cash and cash equivalents (€41 million), and releases of provisions on investments in subsidiaries in the United Kingdom, Spain, Germany and Italy (€100 million).

    - €172 million in expenses corresponding chiefly to a total of €123 million of provisions on investments in certain subsidiaries (in Germany, Italy, Poland, Ireland, France and Asia-Pacific) and to interest expense on the OCEANE 2003 and 2005 bonds.

- **Net other income** came to €3 million (against net other expense of €9 million in 2005), mainly attributable to net proceeds on the sale of treasury shares acquired within the scope of the liquidity contract and treasury shares returned to Cap Gemini S.A. under the terms of the agreements entered into with Ernst & Young at the time of the acquisition of its consulting business.

- After accounting for a tax benefit of €23 million, **the Company posted a profit** of €195 million in 2006, compared with a €173 million profit in 2005.

At the Annual Shareholders' Meeting of May 11, 2006, the Board of Directors recommended, as a sign of Cap Gemini's return to profitability and the Board's confidence in the future of the Group, a departure from the traditional practice of distributing to shareholders one-third of consolidated profit for the year and to distribute instead one-half. Following the approval of the shareholders, the Company paid a €0.50 dividend on each of the 131,581,978 shares making up the share capital at December 31, 2005.

This year, the Board of Directors recommends a return to the policy of distributing one-third of consolidated profit for the year, despite the sharp 9.5% year-on-year rise in the number of shares resulting primarily from the issue of shares in connection with the December 2006 cash capital increase (11,397,310 shares). Based on consolidated profit of €293 million in 2006, this recommendation – if accepted – would result in the payment of a **€0.70 dividend** on each of the 144,081,809 shares carrying dividend rights at January 1, 2006, representing a total amount of €100,857,266.30 or 34% of consolidated profit.
As profit distributable by the parent company amounts to €194,560,397.44, the balance would be allocated to:

- the legal reserve in the amount of €9,999,864.00, bringing the total legal reserve to €115,265,446.40 and thereby entirely funded;
- retained earnings for the remaining amount (€83,703,267.14).

The Board of Directors recommends setting the first date for payment of the dividend at Monday April 30, 2007. This dividend will be eligible for the 40% tax rebate referred to in sub-paragraph 2, paragraph 3 of article 158 of the French Tax Code for individuals subject to personal income tax in France.

Pursuant to article 243 *bis* of the French Tax Code, the Shareholders' Meeting is also reminded that a € 0.50 dividend per share was distributed for the 2005 financial year (fully eligible for the 40% tax rebate), but that no dividend was distributed for 2004 and 2003.

o 0 o

FIVE-YEAR FINANCIAL SUMMARY

sand of euros)	2002	2003	2004	2005		2006
E CAPITAL AT YEAR-END						
ıpital	1 003 833	1 049 323	1 051 065	1 052 656		1 152 654
r of common shares outstanding	125 479 105	131 165 349	131 383 178	131 581 978		144 081 808
ım number of future shares to be created :						
ough exercise of equity warrants	10 951 340	10 004 465	12 289 150	13 101 800		10 518 710
ough conversion fo convertible bonds	-	9 019 607	9 019 607	20 830 417	(1)	20 830 416
ough warrants related to Transiciel acquisition	-	503 602	508 600	315 790	(2)	-
RATIONS AND RESULTS OF THE CURRENT						
ng revenue	161 566	135 966	129 798	162 321		183 111
ng revenue and financial revenue	248 051	174 595	875 502	547 112		375 552
before taxes, amortization and provisions	(1 522 824)	107 909	(491 441)	394 551		202 467
tax	(91 990)	(4 554)	(42 758)	(21 501)		23 104
ome / (losses)	(4 135 355)	(41 682)	(948 715)	173 440		194 560
ted income	0	0	0	65 790	(3)	100 857
NINGS PER SHARE (in euros)						
s after taxes,						
re amortization and provisions	(11,40)	0,86	(3,42)	3,16		1,24
ings	(32,96)	(0,32)	(7,22)	1,32		1,35
d per share, net	0	0	0	0,50	(3)	0,70
LOYEE DATA						
number of employee during the year	-	-	-	-		-
yroll	-	-	-	-		-
nefits	-	-	-	-		-

Gemini SA decided to neutralize in full the potential dilutive impact of the OCEANE bonds issued on June 24, 2003 and due

ary 1, 2010, through the acquisition from Société Générale in June 2005 of a call option on a number of shares equal to the underlying number of s of this OCEANE, and with an exercise price and maturity matching those of the ANE.

27 Cap Gemini shares have been created in august 2006 following the exercice of the warrants issued in the context of the Transiciel acquisition

ct to approval by the Extraordinary Shareholders' Meeting of April 26, 2007 (April 10, 2007 on first call).

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

File N° 82-5065

Exhibit 3.

Proxy Voting Form

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

A.[ ] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholders' meeting and request an admission card: date and sign at the bottom of the form.*

B.[ ] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
Société Anonyme au capital de 1 152 654 464 €
Siège social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLÉE GÉNÉRALE MIXTE DU 10 AVRIL 2007 REPORTÉE LE 26 AVRIL 2007

COMBINED GENERAL MEETING ON APRIL 10th, 2007 DEFFERABLE TO APRIL 26th, 2007

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions ***Number of shares*** — **Nominatif** / ***Registered*** (**VS / *single vote*** ; **VD / *double vote***) — **Porteur / *Bearer***

Nombre de voix / *Number of voting rights :*

[ ] JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) – *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote AGAINST or I abstain.

1 [ ]	2 [ ]	3 [ ]	4 [ ]	5 [ ]	6 [ ]	7 [ ]	8 [ ]	9 [ ]
10 [ ]	11 [ ]	12 [ ]	13 [ ]	14 [ ]	15 [ ]	16 [ ]	17 [ ]	18 [ ]
19 [ ]	20 [ ]	21 [ ]	22 [ ]	23 [ ]	24 [ ]	25 [ ]	26 [ ]	27 [ ]
28 [ ]	29 [ ]	30 [ ]	31 [ ]	32 [ ]	33 [ ]	34 [ ]	35 [ ]	36 [ ]
37 [ ]	38 [ ]	39 [ ]	40 [ ]	41 [ ]	42 [ ]	43 [ ]	44 [ ]	45 [ ]

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	[ ]	[ ]	F	[ ]	[ ]
B	[ ]	[ ]	G	[ ]	[ ]
C	[ ]	[ ]	H	[ ]	[ ]
D	[ ]	[ ]	J	[ ]	[ ]
E	[ ]	[ ]	K	[ ]	[ ]

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf...* [ ]
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against)*.......................... [ ]
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... [ ]
  pour voter en mon nom / *I appoint (see reverse (2)) Mr, M^s or M^iss / to vote on my behalf*

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - *See reverse (2)*

[ ] JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf renvoi (2) au verso) **pour me représenter à l'assemblée**

/ I HEREBY APPOINT *(you may give your PROXY either to your spouse or to another shareholder - see reverse (2))* ***to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, M^s or M^iss*
Adresse / *Address*

ATTENTION : s'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement retournées à votre teneur de compte.
CAUTION : *If it is about bearer securities, the present instructions will be valid only if they are directly returned to your account-keeper.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso (1) – *See reverse (1)*

Pour être pris en considération, ce formulaire doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / *on 1st notification*	sur 2e convocation / *on 2nd notification*
à la BANQUE / *to the Bank*	05 avril 2007	20 avril 2007
à la société / *to the Company*	07 avril 2007	23 avril 2007

Date & Signature

UTILISATION DU DOCUMENT

A. L'actionnaire désire assister personnellement à l'Assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B. A défaut, l'actionnaire peut utiliser le formulaire de vote *. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités.

- voter par correspondance **(cocher la case appropriée, puis dater et signer au bas du formulaire)**
- donner pouvoir au Président de l'Assemblée Générale **(dater et signer au bas du formulaire sans remplir)**
- donner pouvoir à une personne dénommée **(cocher et compléter la case appropriée, puis dater et signer au bas du formulaire).**

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc...), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art.131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) ART. L 225-107 du Code de Commerce (extrait) :

Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
  - soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR À UNE PERSONNE DÉNOMMÉE

(2) ART. L 225-106 du Code de Commerce (extrait) :
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée Générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71, l'Assemblée Générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de Surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

*Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote*.
In this case check box B on the front of the form and choose one of the three possibilities:

- **use the postal voting form (tick the appropriate box,date and sign below)**
- **give your proxy to the Chairman of the meeting (date and just sign at the bottom of the form without filling in)**
- **give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below).**

WHICHEVER OPTION IS USED, the shareholder's signature is necessary

(1) The shareholder should write his/her exact name and address in capital letters in the space provided: if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian), please specify your full name and the capacity in which you are signing the proxy.
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3-§3 of March 23, 1967 Law).

POSTAL VOTING FORM

(3) ART. L. 225-107 du Code de Commerce (extract): "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid."

Only the forms received by the Company before the Meeting: within the time limit and conditions determined by law : are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are demmed to vote against.
If you wish to use the postal voting form, you must tick the bos on the front of the document: "I VOTE BY POST".
In such event, please comply with the following instructions:

For the resolutions proposed or agreed by the Board you can:
- either vote "for" for all the resolutions by leaving the boxes blank,
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice.

For the resolutions not agreed by the Board, you can:
- vote resolution by resolution by shading the appropriate boxes.

[illegible] during the shareholder meeting, you are requested to choose between three possibilities (proxy to the

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) ART. L. 225-106 du Code de Commerce (extract): "A shareholder can have himself/herself represented by another or by his/her spouse."

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders' meeting, the Chairman of the Board of Directors or the Executive Board may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent them at the shareholders' meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L. 225-23 or L. 225-71 required the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the Company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the Chairman of the Meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

File N° 82-5065

Exhibit 4.

Request for Documents and Information

CAPGEMINI
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

Société Anonyme au capital de 1.152.654.464 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS

jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Mixte du mardi 10 avril 2007
et en cas d'absence de quorum à cette première date, du **jeudi 26 avril 2007**

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par l'article 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle...

Adresse complète...
....

Propriétaire de......................actions sous la forme :

- ☐ nominatives pures..
- ☐ nominatives administrées chez (1)..
- ☐ au porteur, inscrites en compte chez (1) ....

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée ci-dessus mentionnée et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du même décret.

A ...., le.................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

---

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

"Société Anonyme" with capital of EUR 1,152,654,464
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION

attached to the postal or proxy voting form for the
Ordinary and Extraordinary Shareholders' Meeting to be held on Tuesday April 10, 2007.
If there is not a quorum, the meeting will be held on second call on **Thursday, April 26, 2007**

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the Meeting up to the fifth day before that Meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in article 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of thei shares with this form.

<u>THE FORM SHOULD BE RETURNED TO:</u>

CAP GEMINI S.A.
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss..

Full address...
....

Owner of ....

- ☐ registered shares..
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the above Meeting and governed b article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered share may request to be put on the mailing list for subsequent years when they return this form.

---

(1) State details of the bank, broker or other intermediary with whom shares are held on account.

File N° 82-5065

Exhibit 5.

Notice informing the *Autorité des Marchés Financiers* dated June 6, 2007 of the number of voting rights as of April 30, 2007

P. 1

* * * RAPPORT DE RESULTAT DE LA COMMUNICATION (6. JUN. 2007 16:35) * * *

TTI

SMIS/MEMORISE 6. JUN. 2007 16:33

MODE	OPTION	ADRESSE (GROUPE)	RESULT.	PAGE
TX MEMORISEE		0153456268	OK	2/2

CAUSE DE L'ERREUR
E-1) RACCROCHE OU ERREUR LIGNE
E-2) OCCUPE
E-3) PAS DE REPONSE
E-4) PAS UN TELECOPIEUR

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Fax

Capgemini Service
Place de l'Etoile
11, rue de Tilsitt
75017 PARIS

De :	Philippe HENNEQUIN Directeur Juridique Corporate	A :	AMF
		Cc :	
Dept. :	Direction Juridique	Société :	
Tel. :	(33) 1 47 54 50 83	Tel. :	01 53 45 62 77
Fax :	(33) 1 42 27 45 65	Fax :	01 53 45 62 68
e-mail :	philippe.hennequin@capgemini.com		
Date :	6 juin 2007	# pages : (page de garde inclu	2

Objet : Déclaration d'actions et de droits de vote / avril 2007 (annule et remplace)

Messieurs,

Je vous prie de bien vouloir trouver en annexe le formulaire de déclaration d'actions et de droits de vote de Cap Gemini SA au titre du mois d'**avril 2007** qui **annule et remplace** celle effectuée le 4 mai 2007, et ce en raison de la publication le 4 juin 2007 d'un avis rectificatif d'Euronext.

Recevez nos salutations distinguées.

[signature]

P.J. mentionnée

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

DECLARATION QUI ANNULE ET REMPLACE LA DECLARATION DU 4 MAI 2007

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE A LA DATE DU 30 AVRIL 2007

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : 01 47 54 50 83 Fax : 01 42 27 45 65 Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  X *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

  Nombre total d'actions composant le capital de la société déclarante : 144 401 291 (*) Avis Euronext du 4.06.2007 (*)

  Nombre total de droits de vote de la société déclarante : 144 401 291 (*)
  (comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

  - Origine de la variation : levées d'options de souscription d'actions
  - Date à laquelle cette variation a été constatée : 03.04.2007 (1 avis Euronext)

  Lors de la précédente déclaration en date du 5 mars 2007 au titre du mois de février 2007

  - le nombre total d'actions était égal à 144 178 464
  - le nombre total de droits de vote était égal à 144 178 464

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006

Fait à PARIS le 6 juin 2007
Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

(*) et non pas 144 402 391 selon avis Euronext du 26.04.2007 qui a été annulé et remplacé par l'avis du 4 juin 2007

File N° 82-5065

Exhibit 6.

Notice informing the *Autorité des Marchés Financiers* dated March 5, 2007 of the number of voting rights as of February 28, 2007.

P. 1

* * * RAPPORT DE RESULTAT DE LA COMMUNICATION (5. MAR. 2007 11:35) * * *

TTI

SMIS/MEMORISE 5. MAR. 2007 11:34

MODE	OPTION	ADRESSE (GROUPE)	RESULT.	PAGE
TX MEMORISEE		0153456268	OK	2/2

CAUSE DE L'ERREUR
E-1) RACCROCHE OU ERREUR LIGNE
E-2) OCCUPE
E-3) PAS DE REPONSE
E-4) PAS UN TELECOPIEUR

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Fax

Capgemini Service
Place de l'Etoile
11, rue de Tilsitt
75017 PARIS

De :	**Philippe HENNEQUIN** **Directeur Juridique Corporate**	**A :**	**AMF**
		Cc :	
Dept. :	Direction Juridique	**Société :**	
Tel. :	(33) 1 47 54 50 83	**Tel. :**	01 53 45 62 77
Fax :	(33) 1 42 27 45 65	**Fax :**	01 53 45 62 68
e-mail :	philippe.hennequin@capgemini.com		
Date :	5 mars 2007	**# pages :** (page de garde inclu	2

Objet : Déclaration d'actions et de droits de vote / février 2007

Messieurs,

Je vous prie de bien vouloir trouver en annexe le formulaire de déclaration d'actions et de droits de vote de Cap Gemini SA au titre du mois de **février 2007.**

Recevez nos salutations distinguées.

P.J. mentionnée

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE A LA DATE DU 28 FEVRIER 2007

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 **Fax : 01 53 45 62 68**

En application de l'article L 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : 01 47 54 50 83 Fax : 01 42 27 45 65 Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  X *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

  Nombre total d'actions composant le capital de la société déclarante : 144 178 464 Avis Euronext du 18.01.2007 et du 07.02.2007

  Nombre total de droits de vote de la société déclarante : 144 178 464
  (comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

  - Origine de la variation : levées d'options de souscription d'actions
  - Date à laquelle cette variation a été constatée : 07.02.2007 (1 avis Euronext)

  Lors de la précédente déclaration en date du 6 février 2007 au titre du mois de janvier 2007

  - le nombre total d'actions était égal à 144 082 909
  - le nombre total de droits de vote était égal à 144 082 909

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006

Fait à PARIS le 5 mars 2007
Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Exhibit 7.

Notice informing the *Autorité des Marchés Financiers* dated February 6, 2007 of the number of voting rights as of January 31, 2007

* * * RAPPORT DE RESULTAT DE LA COMMUNICATION (6. FEV. 2007 15:55) * * *

TTI

SMIS/MEMORISE 6. FEV. 2007 15:54

MODE	OPTION	ADRESSE (GROUPE)	RESULT.	PAGE
TX MEMORISEE		0153456268	OK	2/2

CAUSE DE L'ERREUR
E-1) RACCROCHE OU ERREUR LIGNE
E-3) PAS DE REPONSE
E-2) OCCUPE
E-4) PAS UN TELECOPIEUR

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Fax

Capgemini Service
Place de l'Etoile
11, rue de Tilsitt
75017 PARIS

De :	**Philippe HENNEQUIN** **Directeur Juridique Corporate**	A :	**AMF**
		Cc :	
Dept. :	Direction Juridique	Société :	
Tel. :	(33) 1 47 54 50 83	Tel. :	01 53 45 62 77
Fax :	(33) 1 42 27 46 65	Fax :	01 53 45 62 68
e-mail :	philippe.hennequin@capgemini.com		
Date :	6 février 2007	# pages : (page de garde inclu	2

Objet : Déclaration d'actions et de droits de vote / janvier 2007

Messieurs,

Je vous prie de bien vouloir trouver en annexe le formulaire de déclaration d'actions et de droits de vote de Cap Gemini SA au titre du mois de janvier 2007.

Recevez nos salutations distinguées.

P.J. mentionnée

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE A LA DATE DU 31 JANVIER 2007

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : 01 47 54 50 83 Fax : 01 42 27 45 65 Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  X *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 144 082 909 Avis Euronext du 04.01.2007 et du 18.01.2007

Nombre total de droits de vote de la société déclarante : 144 082 909
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions et conversion d'une océane
- Date à laquelle cette variation a été constatée : 04.01.2007, 11.01.2007 et 18.01.2007 (3 avis Euronext)

Lors de la précédente déclaration en date du 3 janvier 2007 au titre du mois de décembre 2006

- le nombre total d'actions était égal à 143 964 502
- le nombre total de droits de vote était égal à 143 964 502

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006

Fait à PARIS le 6 février 2007
Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Exhibit 8.

Notice informing the *Autorité des Marchés Financiers* dated January 3, 2007 of the number of voting rights as of December 31, 2006

* * * RAPPORT DE RESULTAT DE LA COMMUNICATION (3. JAN. 2007 15:38) * * *

TTI

NSMIS/MEMORISE 3. JAN. 2007 15:31

H MODE	OPTION	ADRESSE (GROUPE)	RESULT.	PAGE
7 TX MEMORISEE		0153456268	OK	2/2

CAUSE DE L'ERREUR
E-1) RACCROCHE OU ERREUR LIGNE
E-3) PAS DE REPONSE
E-2) OCCUPE
E-4) PAS UN TELECOPIEUR

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Fax

Capgemini Service
Place de l'Etoile
11, rue de Tilsitt
75017 PARIS

De :	**Philippe HENNEQUIN** **Directeur Juridique Corporate**	A :	**AMF**
		Cc :	
Dept. :	Direction Juridique	Société :	
Tel. :	(33) 1 47 54 50 83	Tel. :	01 53 45 62 77
Fax :	(33) 1 42 27 45 65	Fax :	01 53 45 62 68
e-mail :	philippe.hennequin@capgemini.com		
Date :	3 janvier 2007	# pages : (page de garde inclu)	2

Objet : Déclaration d'actions et de droits de vote

Messieurs,

Je vous prie de bien vouloir trouver en annexe le formulaire de déclaration d'actions et de droits de vote de Cap Gemini SA au titre du mois de décembre 2006.

Recevez nos salutations distinguées.

P.J. mentionnée

AUTORITE
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE A LA DATE DU 31 DECEMBRE 2006

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : 01 47 54 50 83 Fax : 01 42 27 45 65 Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

X *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 143 964 502 Avis Euronext du 11.12.2006

Nombre total de droits de vote de la société déclarante : 143 964 502
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions et augmentation de capital en numéraire sans DPS
- Date à laquelle cette variation a été constatée : 05.12.2006 et 11.12.2006 (2 avis Euronext)

Lors de la précédente déclaration en date du 6 décembre 2006 au titre du mois de novembre 2006

- le nombre total d'actions était égal à 132 375 786
- le nombre total de droits de vote était égal à 132 375 786

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
Extrait des statuts joint à la déclaration en date du 6 décembre 2006

Fait à PARIS le 3 janvier 2007
Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

File N° 82-5065

Exhibit 9.

Notice informing the *Autorité des Marchés Financiers* dated December 6, 2006 of the number of voting rights as of November 30, 2006

P. 1

* * * RAPPORT DE RESULTAT DE LA COMMUNICATION (6. DEC. 2006 11:52) * * *

TTI

ISMIS/MEMORISE 6. DEC. 2006 11:51

MODE	OPTION	ADRESSE (GROUPE)	RESULT.	PAGE
TX MEMORISEE		0153456268	OK	3/3

CAUSE DE L'ERREUR
E-1) RACCROCHE OU ERREUR LIGNE
E-3) PAS DE REPONSE
E-2) OCCUPE
E-4) PAS UN TELECOPIEUR

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Fax

Capgemini Service – 11 rue de Tilsitt – 75017 PARIS

From:	Philippe HENNEQUIN	To:	AMF
Dept.:	Director of Corporate Legal Affairs	Company/	
Tel.:	33 1 47 54 50 83	Tel.	+ 01 53 45 62 77
Fax:	33 1 42 27 45 65	Fax:	+ 01 53 45 62 68
e-mail:	philippe.hennequin@capgemini.com		
Date:	6 décembre 2006	# pages: (Incl. Cover page)	3

Re : Déclaration d'actions et de droits de vote.

Messieurs,

Je vous prie de bien vouloir trouver en annexe le formulaire de déclaration d'actions et de droits de vote de Cap Gemini SA au titre du mois de novembre 2006.

Recevez nos salutations distinguées.

Philippe Hennequin
Director of Corporate Legal Affairs

P.J. mentionnée

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE A LA DATE DU 30 NOVEMBRE 2006

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : Hennequin Philippe ....
  - Tel : 01 47 54 50 83....... Fax : 01 42 27 45 65....... Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA..
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS...
  - Marché Réglementé (Eurolist) :

X *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 132 375 786 Avis Euronext du 16.11.2006

Nombre total de droits de vote de la société déclarante : ...132 375 786..
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions.................................
- Dates à laquelle ces variations ont été constatées : 10.11.2006 et 16.11.2006 (2 avis Euronext)......................

Lors de la précédente déclaration en date du ...3 novembre 2006 au titre du mois d'octobre 2006

- le nombre total d'actions était égal à ...132 096 310..
- le nombre total de droits de vote était égal à ...132 096 310..

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
(cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*

Fait à ...PARIS.................... le 6 décembre 2006 .
Signature :
(Nom, prénom et qualité)
Hennequin Philippe
Directeur Juridique Corporate

CAP GEMINI SA

Extrait des statuts à jour au 18 octobre 2006

ARTICLE 10 - FRANCHISSEMENT DE SEUILS

Toute personne physique ou morale qui vient à posséder un nombre d'actions correspondant à 1 % du capital social ou des droits de vote et à tous les multiples de ce pourcentage jusqu'au seuil du tiers du capital social ou des droits de vote, est tenue, dans le délai de quinze jours de l'inscription en compte des titres lui permettant d'atteindre ou de franchir ce seuil de 1 % et de chacun de ses multiples, de déclarer à la Société, par lettre recommandée avec accusé de réception, le nombre total d'actions ou de droits de vote qu'elle possède.

Cette obligation s'applique, dans les mêmes conditions et délai, lorsque le seuil de participation au capital social ou de détention des droits de vote devient inférieur aux seuils ci-dessus.

Les franchissements de seuils soumis à déclaration s'apprécient en tenant compte des actions détenues par (i) les sociétés actionnaires à plus de 50 %, directement ou indirectement, de la Société déclarante; (ii) les sociétés dont le capital est détenu à plus de 50 %, directement ou indirectement, par la Société déclarante, ainsi que (iii) les sociétés dont plus de 50 % du capital est détenu, directement ou indirectement, par une société détenant elle-même, directement ou indirectement, plus de 50 % du capital de la Société déclarante.

L'inobservation des dispositions qui précèdent est sanctionnée par la privation des droits de vote pour les actions excédant la fraction non déclarée et ce, pour toute Assemblée d'actionnaires qui se tiendra jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification prévue ci-dessus, pour autant que l'application de cette sanction soit demandée par un ou plusieurs actionnaires détenant 1 % au moins du capital ou des droits de vote de la Société et que cette demande soit consignée au procès-verbal de l'Assemblée Générale.

****

Exhibit 10.

BALO Notice of February 23, 2007 giving Notice and Agenda of the Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

CAP GEMINI

Société anonyme au capital de 1 147 952 960 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

Avis préalable de réunion

esdames et Messieurs les actionnaires de Cap Gemini sont convoqués en assemblée générale mixte pour le mardi 10 avril 2007 à 10 heures, au siège cial de la Société, 11, rue de Tilsitt, 75017 Paris, et, à défaut de quorum, pour le jeudi 26 avril 2007 à 10 heures, au Pavillon Gabriel, 5, avenue Gabriel aris (8e), à l'effet de délibérer sur l'ordre du jour et sur les projets de résolutions suivants :

Ordre du jour.

Assemblée a caractère ordinaire :

Rapport de gestion présenté par le conseil d'administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le décembre 2006.
Rapports de MM. les commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2006 et sur deux conventions visées à l'article L. 5-38 du Code de commerce.
Examen et approbation :
des comptes sociaux 2006 de la société Cap Gemini SA ;
des comptes consolidés 2006 du Groupe Cap Gemini ;
du contrat de garantie avec un certain nombre de banques dont Lazard Frères Banque SA ;
de l'inscription des deux dirigeants mandataires sociaux dans la liste des bénéficiaires du régime collectif de retraite mis en place par la Société.
Affectation du résultat de l'exercice et fixation du montant du dividende éventuellement distribué.
Renouvellement du mandat de M. Marcel Roulet, censeur dont le mandat vient à expiration ce jour.
Autorisation à donner au conseil d'administration de faire acheter ses propres actions par la Société dans la limite d'un nombre d'actions au maximum l à 10% de son capital social.

Assemblée à caractère extraordinaire :

Autorisation à donner au conseil d'administration d'annuler les actions que la Société aurait rachetées dans le cadre de l'autorisation ci-dessus.
Autorisation à donner au conseil d'administration de procéder éventuellement à une attribution gratuite d'actions (qu'il s'agisse d'actions à émettre d'actions préalablement achetées par la Société dans le cadre de l'autorisation ci-dessus) à des salariés et mandataires sociaux de la Société et de ses ales.
Mise à jour des statuts consécutive au décret 2006-1566 du 11 décembre 2006.

Projets de résolutions.

I. — Résolutions à caractère ordinaire.

***mière résolution** (Approbation des comptes sociaux de l'exercice 2006).* — L'assemblée générale des actionnaires, statuant aux conditions de quorum e majorité requises pour les assemblées ordinaires et ayant connaissance :
du rapport de gestion présenté par le conseil d'administration ;
et du rapport général de MM. les commissaires aux comptes sur l'exécution de leur mission ;
rouve les comptes sociaux de l'exercice clos le 31 décembre 2006 qui se soldent par un bénéfice net de 195 M€ et donne quitus au conseil ministration pour sa gestion des affaires de la société au cours dudit exercice.

***uxième résolution** (Approbation des comptes consolidés de l'exercice 2006).* — L'assemblée générale des actionnaires, statuant aux conditions de rum et de majorité requises pour les assemblées ordinaires et ayant connaissance :
du rapport du conseil d'administration sur la gestion du Groupe en 2006 ;
et du rapport présenté par MM. les commissaires aux comptes ;
rouve les comptes consolidés de l'exercice clos le 31 décembre 2006 qui se soldent par un bénéfice net « part du Groupe » de 293 M€.

***isième résolution** (Approbation d'une convention réglementée concernant le contrat de garantie conclu avec notamment Lazard Frères Banque .* — L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant naissance du rapport spécial des commissaires aux comptes relatifs aux conventions visées aux articles L. 225-38 et suivants du Code de commerce, rouve la convention visée par ce rapport.

***trième résolution** (Approbation d'une convention réglementée concernant l'inscription des deux dirigeants mandataires sociaux dans la liste des éficiaires du régime collectif de retraite mis en place par la Société).* — L'assemblée générale des actionnaires, statuant aux conditions de quorum e majorité requises pour les assemblées ordinaires et ayant connaissance du rapport spécial des commissaires aux comptes relatifs aux conventions es aux articles L. 225-38 et suivants du Code de commerce, approuve la convention visée par ce rapport.

nquième résolution (Affectation du résultat et dividende). — L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité quises pour les assemblées ordinaires, approuve les propositions du conseil d'administration relatives à l'affectation du bénéfice distribuable de xercice clos le 31 décembre 2006 et décide donc de répartir comme suit ces 194 560 397,44 € de bénéfice distribuable :

A la réserve légale (afin de la porter à 115 265 446,40 euros, soit 10% du capital social au 31 décembre 2006) une somme de	9 999 864,00 €
Au titre de dividende versé aux actionnaires une somme de 0,70 euro par action, soit	100 857 266,30 €
Et au report à nouveau, le solde, soit	83 703 267,14 €
Ce qui fait bien au total	194 560 397,44 €

est rappelé que le dividende, ainsi fixé à 0,70 euro pour chacune des 144 081 809 actions portant jouissance au 1er janvier 2006 est éligible à la action de 40% mentionnée au 2° du 3 de l'article 158 du Code général des impôts pour les personnes physiques imposables à l'impôt sur le revenu France. Il sera mis en paiement à compter du lundi 30 avril 2007. Au cas où, lors de la mise en paiement de ce dividende, la Société détiendrait taines de ses propres actions, la somme correspondant au dividende qui aurait été versé à ces actions sera affectée au compte report à nouveau.
application de l'article 243 bis du Code général des impôts, l'assemblée générale rappelle qu'il a été distribué un dividende de 0,50 euro par action tégralement éligible à la réfaction de 40%) au titre de l'exercice 2005 et qu'il n'avait pas été distribué de dividende au titre des exercices 2004 et 2003.

ième résolution (Renouvellement du mandat de censeur de Monsieur Marcel Roulet). — Sur proposition du conseil d'administration, l'assemblée érale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – renouvelle pour une durée de x années le mandat de censeur de Monsieur Marcel Roulet arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée érale Ordinaire qui statuera sur les comptes de l'exercice 2008.

ptième résolution (Autorisation donnée au conseil d'administration de faire acheter ses propres actions par la Société dans la limite d'un nombre ctions au maximum égal à 10% de son capital social). — Conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce lu règlement européen n° 2273/2003 du 22 décembre 2003 entré en vigueur le 13 octobre 2004, l'assemblée générale des actionnaires - statuant aux iditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport présenté par le conseil d'administration torise le conseil d'administration à faire acheter par la Société ses propres actions.
te autorisation est donnée pour permettre si besoin est à la Société de procéder (par ordre de priorité décroissant) :
à l'animation du marché secondaire ou la liquidité de l'action par un prestataire de service d'investissement au travers d'un contrat de liquidité conforme charte de déontologie reconnue par l'AMF ;
à l'attribution des actions ainsi acquises aux titulaires de valeurs mobilières donnant accès au capital de la Société lors de l'exercice qu'ils feront des its attachés à ces titres, et ce conformément à la réglementation boursière en vigueur ;
à l'achat d'actions pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe ;
à l'attribution des actions ainsi acquises à des salariés et mandataires sociaux (dans les conditions et selon les modalités prévues par la loi) notamment s le cadre d'un régime d'options d'achat d'actions, de celui d'attributions gratuites d'actions ou de celui d'un plan d'épargne d'entreprise ;
à l'annulation éventuelle des actions acquises, sous réserve de l'adoption de la huitième résolution à caractère extraordinaire figurant à l'ordre du jour 'assemblée générale de ce jour.
opérations ci-dessus décrites pourront être effectuées par tout moyen compatible avec la Loi et la réglementation en vigueur, y compris par l'utilisation struments financiers dérivés et par acquisition ou cession de blocs.
opérations pourront intervenir à tout moment, sous réserve des périodes d'abstention prévues par le règlement général de l'Autorité des marchés nciers.
ssemblée générale décide que le prix maximum d'achat ne pourra excéder 70 € par action et fixe, conformément à l'article L. 225-209 du Code de nmerce, le nombre maximum d'actions pouvant être acquises au titre de la présente résolution à 10% du capital de la Société arrêté au 31 décembre 2006, ui correspond à 14 408 180 actions : le montant total consacré à ces acquisitions ne pourra donc pas dépasser 1 008 572 600 € (70 € x 14 408 180 ons).
cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant urée de validité de la présente autorisation ainsi qu'en cas de division ou de regroupement des actions, le prix unitaire maximum ci-dessus visé sera té par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce que sera ce nbre après l'opération.
semblée générale confère au conseil d'administration, avec faculté de délégation dans les conditions prévues par la loi, tous les pouvoirs nécessaires ffet :
le décider la mise en oeuvre de la présente autorisation ;
le passer tous ordres de bourse, conclure tous accords en vue, notamment, de la tenue des registres d'achats et de ventes d'actions, conformément à églementation boursière en vigueur ;
l'effectuer toutes déclarations et de remplir toutes autres formalités et, de manière générale, faire ce qui sera nécessaire.
conseil d'administration informera les actionnaires réunis en assemblée ordinaire annuelle de toutes les opérations réalisées en application de la ente résolution.
présente autorisation est consentie pour une durée de 18 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la tième résolution à caractère ordinaire adoptée par l'assemblée générale mixte du 11 mai 2006.

II. — Résolutions à caractère extraordinaire.

tième résolution (Autorisation donnée au conseil d'administration d'annuler les actions que la Société aurait rachetées dans le cadre de la septième lution). — L'assemblée générale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires ant connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux Comptes - autorise le conseil d'administration, faculté de délégation, à :
nnuler - conformément aux dispositions de l'article L. 225-209 du Code de commerce - en une ou plusieurs fois, sur sa seule décision, tout ou partie ctions propres détenues par la Société, dans la limite de 10% du capital par période de vingt-quatre mois et à réduire corrélativement le capital social ;
nputer la différence entre la valeur de rachat des actions annulées et leur valeur nominale sur les primes et réserves disponibles de son choix.
pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, pour réaliser la ou les opérations autorisées en vertu de la présente lution, modifier les statuts et accomplir les formalités requises.
résente autorisation est consentie pour une période de 24 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la t-et-unième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 11 mai 2006.

***uvième résolution** (Autorisation donnée au conseil d'administration de procéder éventuellement à une attribution gratuite d'actions qu'il s'agisse ctions à émettre ou d'actions préalablement achetées par la Société).* — Conformément aux articles L. 225-197-1 et suivants du Code de commerce, ssemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant pris nnaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes :
autorise le conseil d'administration à procéder en une ou plusieurs fois, à des attributions gratuites d'actions de la Société, à émettre ou existantes, profit des membres du personnel salarié ou de mandataires sociaux de la Société et/ou de sociétés ou groupements d'intérêt économique qui lui t liés dans les conditions énoncées à l'article L. 225-197-2 du Code de commerce ou de certaines catégories d'entre eux ;
décide que, sans préjudice de l'incidence éventuelle des ajustements visés ci-après, le nombre total d'actions attribuées gratuitement ne pourra passer 0,5% du capital social (soit 720 000 actions) ;
décide que l'attribution des actions à leurs bénéficiaires ne sera définitive qu'au terme d'une période d'acquisition minimale de 2 ans à compter de r attribution par le conseil d'administration, étant toutefois précisé que l'attribution sera définitive par anticipation en cas de décès ou d'invalidité n bénéficiaire correspondant au classement dans la deuxième ou la troisième des catégories prévues à l'article L. 341-1 du code de la sécurité sociale ;
fixe la durée minimale de conservation des actions par leurs bénéficiaires à 2 ans à compter de leur attribution définitive, étant précisé qu'aucune ée minimale de conservation ne sera requise en cas de décès ou d'invalidité d'un bénéficiaire correspondant au classement dans les catégories précitées code de la sécurité sociale ;
prend acte que, par dérogation à la durée minimale de conservation susvisée, il appartiendra au conseil d'administration pour les actions qui seraient, as échéant, attribuées aux dirigeants mandataires sociaux visés à l'article L. 225-197-1, II alinéa 4 du Code de commerce, soit de décider que ces ions ne pourront être cédées par les intéressés avant la cessation de leurs fonctions, soit de fixer la quantité de ces actions qu'ils seront tenus de server au nominatif jusqu'à la cessation de leurs fonctions ;
prend acte que si l'attribution porte sur des actions à émettre, la présente autorisation emporte de plein droit, au profit des bénéficiaires des actions ibuées gratuitement, renonciation des actionnaires à leur droit préférentiel de souscription ;
donne pouvoir au conseil d'administration de mettre en oeuvre la présente autorisation, et notamment de :
fixer les conditions et, le cas échéant, les critères d'attribution des actions, arrêter la ou les listes des bénéficiaires des attributions,
décider s'il y a lieu, en cas d'opérations sur le capital social qui interviendraient pendant la période d'acquisition des actions attribuées, de procéder n ajustement du nombre des actions attribuées à l'effet de préserver les droits des bénéficiaires et, dans cette hypothèse, déterminer les modalités de ajustement,
procéder, si l'attribution porte sur des actions à émettre, aux augmentations de capital par incorporation de réserves ou de primes d'émission de la iété qu'il y aura lieu de réaliser au moment de l'attribution définitive des actions à leurs bénéficiaires, fixer les dates de jouissance des actions velles, modifier les statuts en conséquence,
accomplir toutes formalités et, d'une manière générale, faire tout ce qui sera nécessaire.
présente autorisation est consentie pour une durée de 38 mois à compter du jour de la présente assemblée.

***ième résolution** (Mise à jour des statuts consécutive au décret 2006-1566 du 11 décembre 2006).* — L'assemblée générale des actionnaires - statuant conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration – ide de modifier les troisième, quatrième, cinquième et sixième alinéas de l'article 19 des statuts (assemblées générales) qui devient ainsi rédigé :
es assemblées d'actionnaires sont convoquées par le conseil d'administration.
réunions ont lieu soit au siège social, soit dans un autre lieu du même département, ou d'un département limitrophe, précisé dans l'avis de convocation.
droit de vote attaché aux actions est proportionnel à la quotité du capital qu'elles représentent. A égalité de valeur nominale, chaque action donne it à une voix.
t actionnaire peut participer personnellement, par procuration ou à distance, aux assemblées sur justification de son identité et de l'enregistrement nptable de ses titres à son nom (ou au nom de l'intermédiaire inscrit pour son compte s'il réside à l'étranger) au troisième jour ouvré précédant semblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs, soit dans les comptes de titres au porteur tenus par l'intermédiaire ilité, et ce auprès de l'un des lieux mentionnés dans l'avis de convocation.
issant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation.
tionnaire qui a choisi son mode de participation à l'assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'assemblée annule tout vote à distance ou par curation.
votes à distance ou par procuration ne sont pris en compte qu'à la condition que les formulaires de vote parviennent à la Société trois jours au moins it l'assemblée.
as de conflit entre le vote par procuration et le vote à distance, le vote à distance prime le vote par procuration.
assemblées sont présidées par le Président du conseil d'administration ou, en son absence, par un administrateur spécialement délégué à cet effet le conseil d'administration. A défaut, l'assemblée élit elle-même son Président.
procès-verbaux d'assemblée sont dressés et leurs copies sont certifiées et délivrées conformément à la Loi. »

***ième résolution** (Pouvoirs pour formalités).* — L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises r les assemblées ordinaires, confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour effectuer dépôts, publications, déclarations et formalités où besoin sera.

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demandes d'inscription de projets de résolutions à l'ordre du jour de cette assemblée présentées par les actionnaires remplissant les conditions légales ent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception ou par télécommunication électronique à esse suivante : assemblée@capgemini.com, dans le délai de vingt (20) jours à compter de la publication du présent avis.
actionnaires qui désireraient assister à cette assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. lettre d'admission leur sera adressée directement à la suite de cette demande.
r assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions devront justifier de egistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étranger) au troisième jour é précédant l'assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de titres orteur tenus par l'intermédiaire habilité.
issant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au ulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour son compte s'il est non-lent afin que puisse être constaté l'enregistrement comptable. Une attestation sera également délivrée à l'actionnaire souhaitant participer siquement à l'assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris.
actionnaire peut voter à distance (vote par correspondance).
formule unique de vote à distance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.
titulaires d'actions au porteur désirant voter à distance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des lissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins t la date de l'assemblée.

s votes à distance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège ial de la Société ou à Caceis Corporate Trust, assemblées générales centralisées, 14, rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09, cinq rs au moins avant ladite date aux autres établissements.
s propriétaires d'actions au porteur devront joindre au formulaire l'attestation de participation.

ctionnaire qui a choisi son mode de participation à l'assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'assemblée annule tout vote à distance ou par ocuration.
ctionnaire pourra néanmoins céder ensuite tout ou partie de ses actions. Dans ce cas :
si la cession intervient avant le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, la société devra invalider ou modifier le vote primé à distance, le pouvoir, la carte d'admission ou l'attestation de participation, et l'intermédiaire habilité teneur de compte devra à cette fin, s'il git de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations nécessaires ;
si la cession intervient après le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire bilité ou prise en considération par la Société, nonobstant toute convention contraire.

s questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis réception adressée au Président du conseil d'administration ou par voie de télécommunication électronique à l'adresse suivante : emblée@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'assemblée générale. Elles sont accompagnées d'une attestation scription, soit dans les comptes de titres nominatifs tenus par Caceis – CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.
te des établissements co-domiciles :
Le Crédit Lyonnais ;
Lazard Frères Banque ;
BNP Paribas ;
IXIS Investor Services ;
Caceis – CT ;
Natixis Banques Populaires ;
Société générale.

nformément à la loi, tous les documents qui doivent être communiqués à l'assemblée générale seront tenus, dans les délais légaux, à la disposition actionnaires, au siège social.

Le conseil d'administration.

)1955

File N° 82-5065

Exhibit 11.

BALO Notice of March 23, 2007 convening the shareholders to the Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

CAP GEMINI

Société anonyme au capital de 1 152 654 464 €.
Siège social : 11, rue de Tilsitt, Paris.
330 703 844 R.C.S. Paris.

Avis de convocation.

Mesdames et Messieurs les actionnaires de Cap Gemini sont convoqués en assemblée générale mixte le mardi 10 avril 2007 à 10 heures au siège social de la Société à Paris (17e) 11, rue de Tilsitt, et, à défaut de quorum, le jeudi 26 avril 2007 à 10 heures au Pavillon Gabriel, 5 avenue Gabriel à Paris (8e) à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour

Assemblée à caractère ordinaire

— Rapport de gestion présenté par le conseil d'administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le 31 décembre 2006.
— Rapports de MM. les commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2006 et sur deux conventions visées à l'article L.225-38 du Code de commerce.
— Examen et approbation :
 – des comptes sociaux 2006 de la société Cap Gemini SA ;
 – des comptes consolidés 2006 du Groupe Capgemini ;
 – du contrat de garantie avec un certain nombre de banques dont Lazard Frères Banque S.A. ;
 – de l'inscription des deux dirigeants mandataires sociaux dans la liste des bénéficiaires du régime collectif de retraite mis en place par la Société.
— Affectation du résultat de l'exercice et fixation du montant du dividende éventuellement distribué.
— Renouvellement du mandat de M. Marcel Roulet, censeur dont le mandat vient à expiration ce jour.
— Autorisation à donner au conseil d'administration de faire acheter ses propres actions par la Société dans la limite d'un nombre d'actions au maximum égal à 10% de son capital social.

Assemblée à caractère extraordinaire

— Autorisation à donner au conseil d'administration d'annuler les actions que la Société aurait rachetées dans le cadre de l'autorisation ci-dessus.
— Autorisation à donner au conseil d'administration de procéder éventuellement à une attribution gratuite d'actions (qu'il s'agisse d'actions à émettre ou d'actions préalablement achetées par la Société dans le cadre de l'autorisation ci-dessus) à des salariés et mandataires sociaux de la Société et de ses filiales.
— Mise à jour des statuts consécutive au décret 2006-1566 du 11 décembre 2006.

Les actionnaires qui désireraient assister à cette assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions devront justifier de l'enregistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étranger) au troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

S'agissant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au formulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour son compte s'il est non-résident afin que puisse être constaté l'enregistrement comptable. Une attestation sera également délivrée à l'actionnaire souhaitant participer physiquement à l'assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris.

Tout actionnaire peut voter à distance (vote par correspondance).
Une formule unique de vote à distance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.
Les titulaires d'actions au porteur désirant voter à distance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes à distance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège social de la Société ou à Caceis Corporate Trust, assemblées générales centralisées, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09, cinq jours au moins avant ladite date aux autres établissements.
Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation de participation.

L'actionnaire qui a choisi son mode de participation à l'assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société ne peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'assemblée annule tout vote à distance ou par procuration.
L'actionnaire pourra néanmoins céder ensuite tout ou partie de ses actions. Dans ce cas :

— si la cession intervient avant le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, la société devra invalider ou modifier le vote exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de participation, et l'intermédiaire habilité teneur de compte devra à cette fin, s'il s'agit de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations nécessaires ;
— si la cession intervient après le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire habilité ou prise en considération par la Société, nonobstant toute convention contraire.

Les questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception adressée au président du conseil d'administration ou par voie de télécommunication électronique à l'adresse suivante : assemblée@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'assemblée générale. Elles sont accompagnées d'une attestation d'inscription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

Liste des établissements co-domiciles :
— Le Crédit Lyonnais ;
— Lazard Frères Banque ;
— BNP Paribas ;
— IXIS Investor Services ;
— CACEIS – CT ;
— Natixis Banques Populaires ;
— Société Générale ;

Conformément à la loi, tous les documents qui doivent être communiqués à l'assemblée générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au *Bulletin des Annonces Légales Obligatoires* du 23 février 2007 (parution n° 24).

Le conseil d'administration.

0703237

File N° 82-5065

Exhibit 12.

Notice of March 23, 2007 in a legal ad newspaper regarding the convening of the shareholders to the Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007

2635 - Petites-Affiches

MUMIAH

té à responsabilité limitée
en liquidation
au capital de 7.500 €
Siège social :
rue Desbordes-Valmore
75116 PARIS
2 116 356 R.C.S. Paris

procès-verbal en date du 21
5, l'associé unique a :

ouvé les comptes de liquida-
s au 28 février 2006 et donné
sa gestion au Liquidateur,
Martine Thérèse LAHARY dite
LOR,

oncé la clôture de la liquidation
du 21 juillet 2006.

mptes de liquidation seront
au greffe du Tribunal de
de PARIS auprès duquel sera
la radiation au Registre du
et des Sociétés.

Le Liquidateur.

2 - Le Quotidien Juridique

SAINT-MERY PARTICIPATIONS

té à responsabilité limitée
en liquidation
capital de 7.622,45 €
Siège social :
2, rue Lord-Byron
75008 PARIS
3 292 331 R.C.S. Paris

mes du procès-verbal de l'as-
générale de clôture de liquida-
5 mars 2007, les Associés ont
les comptes de liquidation qui
ent par une insuffisance d'ac-
quitus au liquidateur, pro-
clôture de liquidation et donné
liquidateur pour procéder à la
de la société au Registre de
et des Sociétés de PARIS.

Pour avis, le Liquidateur.

AUX ACTIONNAIRES
ATAIRES OU SOCIÉTAIRES

2611 - Petites-Affiches

TAN INTERNATIONAL

té anonyme à directoire
conseil de surveillance
capital de 15.226.582 €
Siège social :
s, boulevard de Picpus
75012 PARIS
2 049 840 R.C.S. Paris

DROITS DE VOTE

ément aux dispositions de
233-8 du Code de Commerce,
sé que, à l'issue de l'assem-
ale mixte réunie le 15 mars
ombre total de droits de vote
inorés des actions privées de
ote était de 11.350.357 et le
al de droits de vote existants
87.

012743 - Petites-Affiches

PROMAFFINE

Société par actions simplifiée
au capital de 150.000 €
Siège social :
4, square Edouard-VII
75009 PARIS
382 079 317 R.C.S. Paris

Le 20 mars 2007, date de l'assemblée générale mixte, le capital se composait de 9.839 actions et le nombre total de droits de vote existant était de 9.839.

CONVOCATIONS AUX ASSEMBLÉES

010707 - Petites-Affiches

ASSEMBLEES D'ACTIONNAIRES
(Décret n° 67-236 du 23 mars 1967)

LBPAM OBLI COURT TERME

Société d'investissement
à capital variable
Siège social :
23-25, avenue Franklin-D.-Roosevelt
75008 PARIS
388 269 441 R.C.S. Paris

AVIS DE REUNION
VALANT AVIS DE CONVOCATION

MM. les actionnaires de la société sont convoqués en assemblée générale extraordinaire le lundi 30 avril 2007 à 10 heures au 23-25, avenue Franklin-D.-Roosevelt - 75008 PARIS, ou, à défaut de quorum, le vendredi 18 mai 2007 à 10 heures, à la même adresse, à l'effet de délibérer sur l'ordre du jour suivant :

1. Lecture du rapport du conseil d'administration,

2. Création d'une part E,

3. Modification corrélative des articles 6 et 27 des statuts,

4. Délégation de pouvoirs pour les formalités.

PROJET DES RESOLUTIONS

Première résolution

L'assemblée générale extraordinaire, après avoir entendu la lecture du rapport du conseil d'administration, décide la création, au 21 mai 2007, d'une action plus particulièrement destinée aux personnes morales (part E).

Deuxième résolution

En conséquence de la résolution qui précède, l'assemblée générale extraordinaire décide de modifier, en date du 21 mai 2007, les articles 6 et 27 des statuts qui seront rédigés comme suit :

ARTICLE 6 - **Capital social**

Le capital initial s'élève à la somme de 15.244.901,72 euros divisé en 200.000 actions entièrement libérées. Il a été constitué par versements en numéraire.

Les caractéristiques des différentes catégories d'actions et leurs conditions d'accès sont précisées dans le prospectus simplifié et la note détaillée de la SICAV.

Les différentes catégories d'actions pourront :

— bénéficier de régimes différents de distribution des revenus (distribution ou capitalisation),

— être libellées en devises différentes,

— supporter des frais de gestion différents,

— supporter des commissions de souscription et de rachat différentes,

— avoir une valeur nominale différente.

Les actions sont fractionnées en cent-millièmes dénommées fractions d'action.

Les dispositions des statuts réglant l'émission et le rachat d'actions sont applicables aux fractions d'action dont la valeur sera toujours proportionnelle à celle de l'action qu'elles représentent. Toutes les autres dispositions des statuts relatives aux actions s'appliquent aux fractions d'action sans qu'il soit nécessaire de le spécifier, sauf lorsqu'il en est disposé autrement.

Les actions représentant le capital de la société peuvent être des actions de distribution D, de capitalisation C ou de capitalisation et/ou distribution E.

Les actions D et E donnent droit au versement de dividendes selon les modalités prévues à l'article 27. Toute mise en paiement de dividende se traduira par une augmentation du rapport entre la valeur liquidative des actions de capitalisation et celle des actions de distribution.

Tout actionnaire peut réaliser à tout moment un échange entre ses actions C et ses actions D et vice-versa selon la parité d'échange. Les actionnaires qui ne recevraient pas, compte tenu de la parité d'échange, un nombre entier d'actions, pourront verser s'ils le souhaitent, le complément en espèces nécessaire à l'attribution d'une action supplémentaire.

Le conseil d'administration détermine les conditions de calcul des valeurs liquidatives des actions C, des actions D et des actions E. Elles sont portées à la connaissance des actionnaires dans l'annexe aux comptes annuels.

ARTICLE 27 - **Affectation et répartition du résultat**

Le conseil d'administration ou du directoire arrête le résultat net de l'exercice qui, conformément aux dispositions de la loi, est égal au montant des intérêts, arrérages primes et lots, dividendes, jetons de présence et tous les autres produits relatifs aux titres constituant le portefeuille de la SICAV, majoré du produit des sommes momentanément disponibles et diminué du montant des frais de gestion, de la charge des emprunts et des dotations éventuelles aux amortissements.

Les sommes distribuables sont égales au résultat net augmenté du report à nouveau et majoré ou diminué du solde du compte de régularisation des revenus afférents à l'exercice clos.

Le résultat est réparti entre les deux catégories d'actions au prorata de leur quote-part dans l'actif net global. Pour les actions C, les sommes capitalisables sont égales au résultat net précédemment défini majoré ou diminué du solde du compte de régularisation des revenus de la catégorie des actions C afférents à l'exercice clos.

Pour les actions D, les sommes distribuables sont égales au résultat net précédemment défini majoré ou diminué du solde du compte de régularisation des revenus des actions de la catégorie D afférents à l'exercice clos et du report à nouveau.

Pour les actions E, les sommes distribuables sont égales au résultat net précédemment défini majoré ou diminué du solde du compte de régularisation des revenus des actions de la catégorie E afférents à l'exercice clos et du report à nouveau.

Lors de l'affectation du résultat, les sommes capitalisables et distribuables précitées sont ajustées par le jeu des comptes de régularisation en fonction du nombre d'actions existant le jour de la capitalisation des revenus pour les actions C et de la mise en paiement du dividende pour les actions D et les actions E.

Troisième résolution

L'assemblée générale extraordinaire confère tous pouvoirs au porteur d'une copie ou d'un extrait du présent procès-verbal pour effectuer tous dépôts et publications prescrits par la Loi.

Pour assister ou se faire représenter à cette assemblée, les propriétaires d'actions nominatives doivent être inscrits chez l'émetteur trois jours ouvrés au moins avant la date précédant la réunion ; dans le même délai, les propriétaires d'actions en dépôts en compte doivent déposer au siège social le certificat délivré par la Caisse des dépôts et consignations, La Banque Postale ou par un établissement de crédit constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée doivent être envoyées à la société dans le délai de dix jours à compter du présent avis.

MM. les actionnaires sont informés qu'à compter de la convocation de l'assemblée, un formulaire de vote par correspondance et ses annexes seront remis ou adressés à tout actionnaire qui en fera la demande. La demande doit être faite par lettre recommandée avec demande d'avis de réception à l'adresse des bureaux de la société La Banque Postale Asset Management - 23-25, avenue Franklin-D.-Roosevelt - 75008 PARIS.

La société acceptera les demandes de formulaire de vote par correspondance déposées ou reçues aux bureaux de la société au plus tard six jours avant la date de réunion.

Les votes par correspondance ne seront pris en compte que si les formulaires, dûment remplis, parviennent à la société trois jours au moins avant la réunion de l'assemblée.

Le présent avis tient lieu de convocation dans la mesure où les actionnaires ne sollicitent pas de modifications de l'ordre du jour.

Le conseil d'administration.

303380 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.152.654.464 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE CONVOCATION

Mesdames et Messieurs les actionnaires de CAP GEMINI sont convoqués en Assemblée Générale Mixte le mardi 10 avril 2007 à 10 heures au siège social de la Société à Paris (17e), 11, rue de Tilsitt, et, à défaut, de quorum, le jeudi 26 avril 2007 à 10 heures au Pavillon Gabriel, 5, avenue Gabriel à Paris (8e), à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

Assemblée à caractère ordinaire :

— Rapport de gestion présenté par le Conseil d'Administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le 31 décembre 2006.

— Rapports de MM. les Commissaires aux Comptes sur les comptes de l'exercice clos le 31 décembre 2006 et sur deux conventions visées à l'article L. 225-38 du Code de Commerce.

— Examen et approbation :

- des comptes sociaux 2006 de la société Cap Gemini SA,

- des comptes consolidés 2006 du Groupe Capgemini,

- du contrat de garantie avec un certain nombre de banques dont Lazard Frères Banque S.A.,

- de l'inscription des deux dirigeants mandataires sociaux dans la liste des bénéficiaires du régime collectif de retraite mis en place par la Société.

— Affectation du résultat de l'exercice et fixation du montant du dividende éventuellement distribué.

— Renouvellement du mandat de M. Marcel Roulet, censeur dont le mandat vient à expiration ce jour.

— Autorisation à donner au Conseil d'Administration de faire acheter ses propres actions par la Société dans la limite d'un nombre d'actions au maximum égal à 10 % de son capital social.

Assemblée à caractère extraordinaire :

— Autorisation à donner au Conseil d'Administration d'annuler les actions

la Société aurait rachetées dans le
de l'autorisation ci-dessus.

Autorisation à donner au Conseil
ministration de procéder éventuelle-
à une attribution gratuite d'actions
s'agisse d'actions à émettre ou
ions préalablement achetées par la
été dans le cadre de l'autorisation
ssus) à des salariés et mandataires
ux de la Société et de ses filiales.

Mise à jour des statuts consécutive
écret 2006-1566 du 11 décembre

---

actionnaires qui désireraient assis-
cette Assemblée voudront bien en
la demande par écrit à l'un des
ssements désignés ci-dessous. Une
d'admission leur sera adressée
tement à la suite de cette demande.

ur assister, se faire représenter ou
par correspondance à cette Assem-
les actionnaires propriétaires d'ac-
devront justifier de l'enregistre-
comptable de leurs titres à leur
(ou à celui de l'intermédiaire inscrit
leur compte s'ils résident à l'étran-
au troisième jour ouvré précédant
mblée à zéro heure, heure de
soit dans les comptes de titres
natifs tenus par Caceis - CT, soit
les comptes de titres au porteur
par l'intermédiaire habilité.

gissant des titres au porteur, l'inter-
ire habilité devra délivrer une
ation de participation. Celle-ci sera
nise à la Société en annexe au
laire de vote à distance ou de
ration ou à la demande de carte
ission établis au nom de l'action-
ou pour son compte s'il est non
nt afin que puisse être constaté
gistrement comptable. Une attesta-
era également délivrée à l'action-
souhaitant participer physique-
à l'assemblée et qui n'a pas reçu sa
d'admission le troisième jour ouvré
dant l'Assemblée à zéro heure,
de Paris.

t actionnaire peut voter à distance
par correspondance).

formule unique de vote à distance
procuration et ses annexes seront
sées à tous les actionnaires inscrits
minatif.

titulaires d'actions au porteur
nt voter à distance ou donner pro-
on peuvent se procurer auprès du
social de la Société ou des établis-
ts codomiciles ci-après mention-
dit formulaire et ses annexes ; la
de doit être formulée par écrit et
ir six jours au moins avant la date
ssemblée.

votes à distance ou par procura-
ne seront pris en compte qu'à
ion de parvenir trois jours au
avant la date de l'Assemblée au
social de la Société ou à Caceis
ate Trust, Assemblées Générales
lisées, 14, rue Rouget-de-Lisle,
Issy-les-Moulineaux Cedex 09,
urs au moins avant ladite date aux
établissements.

propriétaires d'actions au porteur
t joindre au formulaire l'attesta-
participation.

ionnaire qui a choisi son mode de
pation à l'Assemblée (participation
ue, à distance ou par procuration)
ait connaître à la Société ne peut
enir sur ce choix étant cependant
que l'assistance physique de
naire à l'Assemblée annule tout
distance ou par procuration.

ionnaire pourra néanmoins céder
tout ou partie de ses actions.
cas :

la cession intervient avant le
e jour ouvré précédant l'Assem-
zéro heure, heure de Paris, la
devra invalider ou modifier le
primé à distance, le pouvoir, la
admission ou l'attestation de par-
on, et l'intermédiaire habilité
de compte devra à cette fin, s'il
e titres au porteur, notifier la
à la Société ou à son mandataire
ansmettre les informations néces-

— si la cession intervient après le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire habilité ou prise en considération par la Société, nonobstant toute convention contraire.

Les questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception adressée au Président du Conseil d'Administration ou par voie de télécommunication électronique à l'adresse suivante : assemblée@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'Assemblée Générale. Elles sont accompagnées d'une attestation d'inscription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

Liste des établissements codomiciles :

— Le Crédit Lyonnais,

— Lazard Frères Banque,

— BNP Paribas,

— IXIS Investor Services,

— CACEIS - CT,

— Natixis Banques Populaires,

— Société Générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au **Bulletin des Annonces Légales Obligatoires** du 23 février 2007 (parution nº 24).

Le Conseil d'Administration.

012602 - Petites-Affiches

JPM COURT TERME

Société d'investissement
à capital variable
S.I.C.A.V.
Siège social :
54, avenue Marceau
75008 PARIS
382 886 703 R.C.S. Paris

AVIS DE REUNION
VALANT AVIS DE CONVOCATION

Messieurs les actionnaires de la SICAV JPM COURT TERME sont convoqués en Assemblée Générale Mixte, le mardi 10 Avril 2007 à 11 heures, dans les locaux de BBR ROGIER, 54, avenue Marceau, 75008 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

A titre ordinaire :

— lecture des rapports du Conseil d'administration et du Commissaire aux comptes sur les comptes de l'exercice clos le 28 décembre 2006,

— lecture du rapport spécial du Commissaire aux Comptes,

— approbation du bilan et des comptes de l'exercice clos le 28 décembre 2006,

— affectation du résultat,

— pouvoirs pour les formalités.

A titre extraordinaire :

— approbation des statuts.

A titre ordinaire :

Première résolution

L'Assemblée Générale Ordinaire, après avoir entendu la lecture des rapports du Conseil d'Administration et du Commissaire aux Comptes, approuve lesdits rapports, le bilan et le compte de résultat de l'exercice clos le 28 Décembre 2006, tels qu'ils lui sont présentés.

Elle constate que le capital social qui était de 31.589.051,44 Euros divisé en 121.576 actions le 28 décembre 2006, s'élevait à 19.509.095,77 Euros divisé en 7.635 actions le 29 décembre 2005. En date du 14 février 2006, les parts des actionnaires ont été multipliées par 10 suite à une décision du Conseil d'administration de diviser le capital de la SICAV JPM COURT TERME.

Deuxième résolution

L'Assemblée Générale Ordinaire, après avoir entendu la lecture du rapport spécial du Commissaire aux Comptes sur les conventions visées aux articles L. 225-38 et suivants du code de commerce, en approuve les conclusions.

Troisième résolution

L'Assemblée Générale Ordinaire, constatant que le résultat de l'exercice clos le 28 Décembre 2006 s'élève à 729.210,62 Euros, décide conformément aux dispositions de l'article 28 des statuts, de capitaliser l'intégralité de ce résultat.

Quatrième résolution

L'Assemblée Générale Ordinaire donne tous pouvoirs aux porteurs d'une copie ou d'un extrait des présentes résolutions en vue de l'accomplissement de toutes les formalités légales de dépôt et de publicité.

A titre extraordinaire :

Cinquième résolution

L'Assemblée Générale statuant à titre extraordinaire, après avoir entendu la lecture du rapport de Conseil d'Administration, décide de modifier les dispositions de l'article 25 des statuts " Assemblées générales " et d'adopter la nouvelle rédaction suivante :

Tout actionnaire peut participer, personnellement ou par mandataire, aux assemblées sur justification de son identité et de la propriété de ses titres, sous la forme, soit d'une inscription nominative, soit du dépôt de ses titres au porteur ou du certificat de dépôt, au lieu mentionné dans l'avis de réunion. Peut participer à l'assemblée tout actionnaire qui est enregistré le troisième jour ouvré précédant l'assemblée à zéro heure, heure de Paris (article 136 du décret).

Le Bilan, le compte de résultat, l'annexe et la composition des actifs au 28 décembre 2006 ont été déposés au Tribunal de Commerce de Paris.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut participer à cette assemblée. A défaut d'assister personnellement à l'assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— donner procuration à un autre actionnaire ou à son conjoint,

— adresser une procuration à la société sans indication de mandataire,

— voter par correspondance.

Toutefois, seront seuls admis à assister à cette assemblée, à s'y faire représenter ou à voter par correspondance, les actionnaires qui auront au préalable justifié de cette qualité :

1. En ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte, trois jours ouvrés précédant l'assemblée à heure zéro.

2. En ce qui concerne leurs actions au porteur, par la remise, dans le même délai, d'un certificat établi par l'intermédiaire habilité constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Un formulaire de vote par correspondance sera remis ou adressé à tout actionnaire qui en fera la demande par lettre recommandée avec accusé de réception adressé à SICAV JPM COURT TERME - 54, avenue Marceau - 75008 PARIS, au plus tard six jours avant la date de réunion.

Les formulaires de vote par correspondance, dûment remplis, devront parvenir à la SICAV JPM COURT TERME - 54 avenue Marceau - 75008 PARIS, au plus tard trois jours avant la date de réunion.

Les demandes d'inscription de projets de résolutions à l'ordre du jour par les actionnaires remplissant les conditions légales devront être envoyées au Siège Social dans un délai de dix jours à compter de la présente publication.

Tous les documents qui, d'après la loi, doivent être communiqués aux assemblées générales sont tenus, dans les délais légaux, à la disposition des actior
naires au Siège Social.

Le présent avis vaut avis de convoca
tion sous réserve qu'aucune modifica
ne soit apportée à l'ordre du jour
la suite de demandes d'inscription d
projets de résolutions par les actior
naires.

LE CONSEIL D'ADMINISTRATION.

012721 - Petites-Affiches

PROJACTION

Société d'investissement
à capital variable
Siège social :
12, avenue Matignon
75008 PARIS
483 159 901 R.C.S. Paris

AVIS DE REUNION
VALANT AVIS DE CONVOCATION

Les actionnaires de la Société d'Inves
tissement à Capital Variable PROJAC
TION sont convoqués en assemblé
générale ordinaire le vendredi 27 avr
2007 à 17 heures, dans les locaux d'Uni
gestion Asset Management S.A., au 12
avenue Matignon, 75008 Paris, à l'effe
de délibérer sur l'ordre du jour suivant

1. Approbation du rapport de gestio
du Conseil d'Administration et du rap
port général du Commissaire au
Comptes sur les comptes de l'exercic
clos le 29 décembre 2006 ;

2. Approbation du rapport spécial éta
bli par le commissaire aux comptes su
les conventions visées à l'articl
L. 225-38 et suivants du Code d
Commerce ;

3. Affectation et répartition du résul
tat ;

4. Pouvoirs pour l'accomplissemen
des formalités.

Le Conseil d'administration a arrêt
comme suit le projet des résolutions qu
seront soumises au vote de cette assem
blée :

Première résolution

L'Assemblée générale, après avoi
entendu la lecture du rapport de gestior
du Conseil d'administration et du rap
port général du commissaire au
comptes, approuve le compte de résul
tats ainsi que le bilan de l'exercice clo
le 29 décembre 2006.

L'Assemblée générale constate qu
l'actif net, qui était de 47.701.315,7
euros divisé en 45.525 actions " D " l
30 décembre 2005 s'élevait à
49.535.095,06 euros divisé en 45.52
actions " D " le 29 décembre 2006.

Deuxième résolution

L'Assemblée générale prend acte d
rapport spécial établi par le commissaire
aux comptes en exécution des articles
225-38 et 225-40 du Code de commerce
et en approuve les conclusions.

Troisième résolution

L'Assemblée générale approuve l'affectation et la répartition des résultats de l'exercice clos le 29 décembre 2006 telles qu'elles sont proposées par le Conseil d'administration.

Conformément aux statuts, il est proposé de distribuer les montants revenant aux actions " D ", soit un montant total de EUR 29,03 par action pour 45.525 actions D.

Il est rappelé que le montant des dividendes net distribué lors des derniers exercices a été de :

— Exercice 2006 : 22,64 EUR par action.

Quatrième résolution

L'Assemblée générale donne tous pouvoirs au porteur d'une copie ou d'un extrait des présentes pour faire tous dépôts et publications prescrits par la loi.

Les demandes d'inscription de projets de résolutions à l'ordre du jour doivent être envoyées dans les conditions prévues par l'article 130 du décret 67-236 du

Exhibit 13.

BALO Notice of April 16, 2007 – Second convening of the shareholders to the Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

CAP GEMINI

Société Anonyme au capital de 1 152 654 472 €.
Siège social à Paris (17e) 11, rue de Tilsitt.
330 703 844 R.C.S. Paris

AVIS DE DEUXIEME CONVOCATION

L'Assemblée Générale Mixte convoquée pour le mardi 10 avril 2007 à 10 heures au siège social de la Société à Paris (17e) 11, rue de Tilsitt, n'ayant pu valablement délibérer faute de quorum, Mesdames et Messieurs les actionnaires de CAP GEMINI sont convoqués à nouveau en Assemblée Générale Mixte pour le jeudi 26 avril 2007 à 10 heures au Pavillon Gabriel, 5 avenue Gabriel à Paris (8e) à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

ASSEMBLEE A CARACTERE ORDINAIRE

— Rapport de gestion présenté par le Conseil d'Administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le 31 décembre 2006.

— Rapports de MM. les Commissaires aux Comptes sur les comptes de l'exercice clos le 31 décembre 2006 et sur deux conventions visées à l'article L.225-38 du Code de Commerce.

— Examen et approbation :
- des comptes sociaux 2006 de la société Cap Gemini SA,
- des comptes consolidés 2006 du Groupe Capgemini,
- du contrat de garantie avec un certain nombre de banques dont Lazard Frères Banque S.A.,
- de l'inscription des deux dirigeants mandataires sociaux dans la liste des bénéficiaires du régime collectif de retraite mis en place par la Société.

— Affectation du résultat de l'exercice et fixation du montant du dividende éventuellement distribué.

—Renouvellement du mandat de M. Marcel Roulet, censeur dont le mandat vient à expiration ce jour.

— Autorisation à donner au Conseil d'Administration de faire acheter ses propres actions par la Société dans la limite d'un nombre d'actions au maximum égal à 10 % de son capital social.

ASSEMBLEE A CARACTERE EXTRAORDINAIRE

— Autorisation à donner au Conseil d'Administration d'annuler les actions que la Société aurait rachetées dans le cadre de l'autorisation ci-dessus.

— Autorisation à donner au Conseil d'Administration de procéder éventuellement à une attribution gratuite d'actions (qu'il s'agisse d'actions à émettre ou d'actions préalablement achetées par la Société dans le cadre de l'autorisation ci-dessus) à des salariés et mandataires sociaux de la Société et de ses filiales.

— Mise à jour des statuts consécutive au décret 2006-1566 du 11 décembre 2006.

.es actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Jne lettre d'admission leur sera adressée directement à la suite de cette demande.

our assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions devront justifier de enregistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étranger) au troisième jour uvré précédant l'Assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de tres au porteur tenus par l'intermédiaire habilité.

agissant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au rmulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour son compte s'il est non-sident afin que puisse être constaté l'enregistrement comptable. Une attestation sera également délivrée à l'actionnaire souhaitant participer iysiquement à l'assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris.

)ut actionnaire peut voter à distance (vote par correspondance).
ne formule unique de vote à distance ou par procuration et ses annexes ont été adressées à tous les actionnaires inscrits au nominatif.
:s titulaires d'actions au porteur désirant voter à distance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des ablissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins ant la date de l'Assemblée.

Les votes à distance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget de Lisle 92862 Issy-les-Moulineaux Cedex 09, cinq jours au moins avant ladite date aux autres établissements.
Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation de participation.

L'actionnaire qui a choisi son mode de participation à l'Assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société ne peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'Assemblée annule tout vote à distance ou par procuration.
L'actionnaire pourra néanmoins céder ensuite tout ou partie de ses actions. Dans ce cas :
– si la cession intervient avant le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, la société devra invalider ou modifier le vote exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de participation, et l'intermédiaire habilité teneur de compte devra à cette fin, s'il s'agit de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations nécessaires ;
– si la cession intervient après le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire habilité ou prise en considération par la Société, nonobstant toute convention contraire.

Les formulaires de vote par correspondance ou par procuration adressés pour l'Assemblée Générale Mixte du 10 avril 2007 demeurent valables pour l'Assemblée Générale Mixte du 26 avril 2007.

Les questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception adressée au Président du Conseil d'Administration ou par voie de télécommunication électronique à l'adresse suivante : assemblée@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'Assemblée Générale. Elles sont accompagnées d'une attestation d'inscription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

Liste des établissements co-domiciles :
– Le Crédit Lyonnais
– Lazard Frères Banque
– BNP Paribas
– IXIS Investor Services
– CACEIS - CT
– Natixis Banques Populaires
– Société Générale

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale ont été et resteront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au *Bulletin des Annonces Légales Obligatoires* du 23 février 2007 (parution n° 24).

Le Conseil d'Administration.

0704118

File N° 82-5065

Exhibit 14.

Notice of April 16, 2007 in a legal ad newspaper regarding the second convening of the shareholders to the Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007

de titres, pour les Actionnaires
ires d'actions au porteur.

ption ou l'enregistrement
e des titres dans les comptes
porteur tenus par l'intermé-
ncaire ou financier habilité doit
taté par une attestation de par-
délivrée par ce dernier.

iété tiendra à la disposition des
, sur leur demande, des formu-
vote par correspondance ou par
on, ainsi que des cartes d'ad-
Dans le cas des actionnaires au
l'attestation de participation
e annexée au formulaire de vote
spondance ou par procuration
demande de carte d'admission
u nom de l'Actionnaire ou pour
te de l'Actionnaire représenté
rmédiaire inscrit.

ctionnaire ayant voté par corres-
n'aura plus la possibilité de
directement à l'Assemblée ou
ire représenter en vertu d'un

plication de l'article 136 du
67-236 du 23 mars 1967 modifié
cret 2006-1566 du 11 décembre
actionnaire peut céder tout ou
e ses actions, après avoir
son vote par correspondance,
un pouvoir ou demandé une
dmission ou une attestation de
ion et avant l'Assemblée Géné-

e cas :

a cession intervient avant le
jour ouvré précédant l'Assem-
ro heure, heure de Paris (soit
avril 2007, à minuit), la Société
ou modifie en conséquence,
as, le vote par correspondance,
r, la carte d'admission ou l'at-
de participation. A cette fin,
iaire habilité teneur de compte
cession à la Société ou à
rères Banque et lui transmet les
ons nécessaires,

a cession intervient après le
jour ouvré précédant l'Assem-
ro heure, heure de Paris (soit
vril 2007, à minuit), elle n'a pas
ifiée par l'intermédiaire habilité
n considération par la Société,
nt toute convention contraire.

rches à accomplir pour l'ac-
inscrit au nominatif :

ionnaire souhaite assister à
ée, il devra :

sser à Lazard Frères Banque,
vard Haussmann, 75008 Paris,
ge social de la Société, 32, rue
au, 75008 Paris, une demande
'admission. Elle lui sera adres-
ement à son domicile dans les
précédent l'Assemblée Géné-

onnaire ne peut assister à l'As-
l pourra néanmoins :

se faire représenter par son

donner pouvoir à un autre
e ;

voter par correspondance ;

adresser un pouvoir à la
ans indication de mandataire
e cas, il sera émis en son nom
vorable à l'adoption du projet
utions présentées ou agréées
ectoire.

ulaire de vote par correspon-
par procuration (document
ra adressé à tous les Action-
crits au nominatif. L'action-
a utiliser ce formulaire dans
cas visés ci-dessus.

eine de ne pas être pris en
es formulaires de vote par
dance doivent être reçus au
trois jours au moins avant la
ssemblée :

chez Lazard Frères Banque,
vard Haussmann, 75008 Paris,

u siège social de la Société,
Monceau, 75008 Paris.

uvoirs, établis conformément
ments en vigueur, doivent par-
venir à la Société, trois jours au moins avant l'Assemblée.

II. Démarches à accomplir pour l'actionnaire inscrit au porteur :

Si l'actionnaire souhaite assister à l'Assemblée, il devra :

— Trois jours au moins avant la date de l'Assemblée Générale, demander à son intermédiaire financier une attestation de participation. L'intermédiaire se chargera alors de transmettre cette attestation à Lazard Frères Banque, qui fera parvenir à l'Actionnaire une carte d'admission. Cette attestation sera également transmise à l'actionnaire souhaitant participer physiquement à l'Assemblée Générale et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'Assemblée Générale à zéro heure, heure de Paris.

Si l'actionnaire ne peut assister à l'Assemblée, il pourra néanmoins :

— soit se faire représenter par son conjoint ;

— soit donner pouvoir à un autre Actionnaire ;

— soit voter par correspondance ;

— soit adresser un pouvoir à la Société sans indication de mandataire et, dans ce cas, il sera émis en son nom un vote favorable à l'adoption du projet des résolutions présentées ou agréées par le Directoire.

Dans ces quatre cas, l'actionnaire devra se procurer auprès de Lazard Frères Banque (à l'adresse ci-dessus) le formulaire de vote par correspondance ou par procuration (document unique), la demande devant être formulée par lettre recommandée A.R. et être reçue six jours au moins avant la date de l'Assemblée, chez Lazard Frères Banque, 121, boulevard Haussmann, 75008 Paris, ou au siège social de la Société, 32, rue de Monceau, 75008 Paris.

Le formulaire de vote ne pourra prendre effet que s'il est accompagné de l'attestation de participation précitée.

Sous peine de ne pas être pris en compte, les formulaires de vote par correspondance accompagnés de l'attestation de participation précitée, doivent être reçus trois jours au moins avant la date de l'Assemblée :

— soit chez Lazard Frères Banque, 121, boulevard Haussmann, 75008 Paris,

— soit au siège social de la Société, 32, rue de Monceau, 75008 Paris.

Les pouvoirs, établis conformément aux règlements en vigueur, doivent parvenir à la Société, trois jours au moins avant l'Assemblée.

Le Directoire.

304312 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.152.654.472 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE DEUXIEME CONVOCATION

L'Assemblée Générale Mixte convoquée pour le mardi 10 avril 2007 à 10 heures au siège social de la Société à Paris (17e), 11, rue de Tilsitt, n'ayant pu valablement délibérer faute de quorum, Mesdames et Messieurs les actionnaires de CAP GEMINI sont convoqués à nouveau en Assemblée Générale Mixte pour le jeudi 26 avril 2007 à 10 heures au Pavillon Gabriel, 5 avenue Gabriel à Paris (8e) à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

Assemblée à caractère ordinaire :

— Rapport de gestion présenté par le Conseil d'Administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le 31 décembre 2006.

— Rapports de MM. les Commissaires aux Comptes sur les comptes de l'exercice clos le 31 décembre 2006 et sur deux conventions visées à l'article L. 225-38 du Code de Commerce.

— Examen et approbation :

- des comptes sociaux 2006 de la société Cap Gemini SA,

- des comptes consolidés 2006 du Groupe Capgemini,

- du contrat de garantie avec un certain nombre de banques dont Lazard Frères Banque S.A.,

- de l'inscription des deux dirigeants mandataires sociaux dans la liste des bénéficiaires du régime collectif de retraite mis en place par la Société.

— Affectation du résultat de l'exercice et fixation du montant du dividende éventuellement distribué.

— Renouvellement du mandat de M. Marcel Roulet, censeur dont le mandat vient à expiration ce jour.

— Autorisation à donner au Conseil d'Administration de faire acheter ses propres actions par la Société dans la limite d'un nombre d'actions au maximum égal à 10 % de son capital social.

Assemblée à caractère extraordinaire :

— Autorisation à donner au Conseil d'Administration d'annuler les actions que la Société aurait rachetées dans le cadre de l'autorisation ci-dessus.

— Autorisation à donner au Conseil d'Administration de procéder éventuellement à une attribution gratuite d'actions (qu'il s'agisse d'actions à émettre ou d'actions préalablement achetées par la Société dans le cadre de l'autorisation ci-dessus) à des salariés et mandataires sociaux de la Société et de ses filiales.

— Mise à jour des statuts consécutive au décret 2006-1566 du 11 décembre 2006.

Les actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions devront justifier de l'enregistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étranger) au troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

S'agissant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au formulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour son compte s'il est non-résident afin que puisse être constaté l'enregistrement comptable. Une attestation sera également délivrée à l'actionnaire souhaitant participer physiquement à l'assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris.

Tout actionnaire peut voter à distance (vote par correspondance).

Une formule unique de vote à distance ou par procuration et ses annexes ont été adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter à distance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes à distance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget-de-Lisle 92862 Issy-les-Moulineaux Cedex 09, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation de participation.

L'actionnaire qui a choisi son mode de participation à l'Assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société ne peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'Assemblée annule tout vote à distance ou par procuration.

L'actionnaire pourra néanmoins céder ensuite tout ou partie de ses actions. Dans ce cas :

— si la cession intervient avant le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, la société devra invalider ou modifier le vote exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de participation, et l'intermédiaire habilité teneur de compte devra à cette fin, s'il s'agit de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations nécessaires ;

— si la cession intervient après le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire habilité ou prise en considération par la Société, nonobstant toute convention contraire.

Les formulaires de vote par correspondance ou par procuration adressés pour l'Assemblée Générale Mixte du 10 avril 2007 demeurent valables pour l'Assemblée Générale Mixte du 26 avril 2007.

Les questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception adressée au Président du Conseil d'Administration ou par voie de télécommunication électronique à l'adresse suivante :

assemblée@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'Assemblée Générale. Elles sont accompagnées d'une attestation d'inscription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

Liste des établissements codomiciles :

— Le Crédit Lyonnais

— Lazard Frères Banque

— BNP Paribas

— IXIS Investor Services

— CACEIS - CT

— Natixis Banques Populaires

— Société Générale

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale ont été et resteront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au **Bulletin des Annonces Légales Obligatoires** du 23 février 2007 (parution n° 24).

Le Conseil d'Administration

015897 - Petites-Affiches

FRUCTI ACTIONS VALUE

Société d'investissement
à capital variable
Articles L. 214-1 à L. 214-49
du code monétaire et financier
Siège social :
68-76, quai de la Râpée
75012 PARIS
348 390 246 R.C.S. PARIS

AVIS DE CONVOCATION

Messieurs les actionnaires de la société FRUCTI ACTIONS VALUE sont convoqués en Assemblée Générale Ordinaire, le 30 avril 2007, à 10 heures, chez Natexis Asset Management, 68-76, quai de la Râpée - 75012 PARIS à l'effet de délibérer sur l'ordre du jour suivant :

File N° 82-5065

Exhibit 15.

BALO Notice of May 21, 2007 regarding the approval by the shareholders of the annual accounts for 2006 in Ordinary and Extraordinary Shareholders' Meeting of April 26, 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES ANNUELS)

CAP GEMINI

Société anonyme au capital de 1 152 654 472 euros.
Siège Social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Les comptes annuels sociaux et consolidés au 31 décembre 2006 ainsi que la décision d'affectation du résultat publiés dans le *Bulletin des Annonces légales obligatoires* n° 57 du vendredi 11 mai 2007 ont été approuvés sans modification par l'Assemblée Générale Ordinaire des actionnaires du jeudi 26 avril 2007.

Il est par ailleurs précisé que les résolutions (à caractère ordinaire et à caractère extraordinaire) présentées par le Conseil d'Administration à l'Assemblée Générale Mixte du jeudi 26 avril 2007 ont toutes été adoptées sans aucune modification, aux conditions de quorum et de majorité requises, à l'exception de la neuvième résolution à caractère extraordinaire (relative à l'autorisation à donner au Conseil d'Administration de procéder éventuellement à une attribution gratuite d'actions à des salariés et mandataires sociaux de la Société et de ses filiales, qu'il s'agisse d'actions à émettre ou d'actions préalablement achetées par la Société) qui a été rejetée.

Le texte de ces résolutions figure dans l'avis préalable de réunion paru au *Bulletin des Annonces Légales Obligatoires* n° 24 du vendredi 23 février 2007.

0706932

File N° 82-5065

Exhibit 16.

BALO Notice of May 11, 2007 regarding the publication of the annual financial statements of the Company for 2006

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES ANNUELS)

CAP GEMINI SA

Société anonyme au capital de 1 152 654 472,00 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris – APE : 741J.
Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2006.

(En milliers d'euros.)

Actif	Exercice 2005	Exercice 2006		
	Montant net	Montant brut	Amortissements ou provisions	Montant net
nmobilisations incorporelles :				
Iarques, droits et valeurs similaires	3 938	35 568	-32 799	2 769
nmobilisations corporelles :				
errains	1	1		1
onstructions		7	-7	
utres	224	224		224
nmobilisations financières :				
itres de participations	5 909 563	12 441 717	-6 128 521	6 313 196
réances rattachées à des participations (1)	96 225	213 365		213 365
itres de l'activité de portefeuille	96	2		2
utres immobilisations financières (1)	2 890	3 640		3 640
ctif immobilisé	6 012 937	12 694 524	-6 161 327	6 533 197
lients et comptes rattachés (1)	95	76		76
utres créances (1)	2 755	1 063		1 063
ntreprises liées et associées (1)	281 187	82 551		82 551
ébiteurs divers (1)				
aleurs mobilières de placement	1 397 367	1 888 381		1 888 381
isponibilités	21 254	4 451		4 451
ctif circulant	1 702 658	1 976 522		1 976 522
harges constatées d'avance (1)	143	119		119
harges à répartir	28 002	21 809		21 809
ime de remboursement des obligations	53 607	57 873	-13 496	44 377
carts de conversion actif	78	3 546		3 546
utres actifs	81 830	83 347	-13 496	69 851
tal actif	7 797 425	14 754 393	-6 174 823	8 579 570
) Dont à moins d'un an	*383 295*	*171 342*	-	*171 342*

Passif	Exercice 2005	Exercice 2006
Capital (entièrement versé)	1 052 656	1 152 654
Primes d'émission, de fusion et d'apport	5 073 735	5 501 959

Réserve légale	79 880	105 266
Réserves réglementées		
Autres réserves	231 417	211 853
Report à nouveau		101 866
Résultat de l'exercice	173 440	194 560
Provisions réglementées		58
Capitaux propres	6 611 128	7 268 216
Provisions pour risques et charges	11 306	16 574
Obligation convertible	954 873	954 873
Emprunts et dettes auprès des établissements de crédits (2)	47 550	20 169
Dettes rattachées a des participations (2)	145 220	296 690
Dettes financières (2)	1 147 643	1 271 732
Dettes fournisseurs et comptes rattachés (2)	2 438	5 828
Dettes fiscales et sociales (2)	6 427	4 338
Entreprises liées et associées (2)	17 660	12 259
Autres dettes (2)	576	565
Produits constatés d'avance (2)	14	-
Ecarts de conversion passif	233	58
Autres dettes	27 348	23 048
Total passif	7 797 425	8 579 570
(2) Dont à moins d'un an	*219 885*	*339 849*

II. — Compte de résultat.

(En milliers d'euros.)

(En milliers d'euros)	Exercice 2005	Exercice 2006
Redevances	161 017	182 305
Reprises sur amortissements et provisions, transferts de charges	322	
Autres produits	982	806
Total des produits d'exploitation	162 321	183 111
Autres achats et charges externes	19 945	23 680
Impôts, taxes et versements assimilés	2 431	3 238
Dotations aux amortissements	4 082	2 437
Dotations aux provisions	2 447	5 050
Autres charges	234	698
Total des charges d'exploitation	29 139	35 103
Résultat d'exploitation	133 182	148 008
Produits financiers de participation (1)	263 266	23 466
Produits des autres valeurs mobilières et créances de l'actif immobilisé (1)	6 103	2 832
Autres intérêts et produits assimilés (1)	22 931	21 538
Reprises sur provisions	75 760	99 846
Différences positives de change	1 974	3 751
Produits nets sur cessions de valeurs mobilières de placement	14 757	41 008
Total des produits financiers	384 791	192 441
Dotations financières aux amortissements et provisions	321 887	123 312
Intérêts et charges assimilées (2)	33 849	42 169

Différences négatives de change	1 043	6 181
Total des charges financières	356 779	171 662
Résultat financier	28 012	20 779
Résultat courant avant impôts	161 194	168 787
Sur opérations de gestion	712	3 687
Sur opérations en capital	94 303	6 865
Reprises sur provisions et transferts de charges	10 117	
Total des produits exceptionnels	105 132	10 552
Sur opérations de gestion	2 485	3 965
Sur opérations en capital	111 902	3 860
Dotations exceptionnelles aux amortissements et provisions	-	58
Total des charges exceptionnelles	114 387	7 883
Résultat exceptionnel	-9 255	2 669
Impôt sur les bénéfices	21 501	23 104
Résultat net	173 440	194 560
(1) Dont produits concernant les entreprises liées	*273 928*	*36 257*
(2) Dont intérêts concernant les entreprises liées	*9 404*	*11 637*

III. — Tableau des filiales et participations.

(En milliers d'euros.)

(En milliers d'euros)	Capital	Autres capitaux propres (résultat inclus)	Quote-part du capital détenu (%)	Nombre d'actions détenues	Valeur comptable des titres détenus brute		Prêts et avances consentis	Caution et avals donnés	Chiffre d'affaires 2006	Dividendes encaissés
					Brute	Nette				
iales :										
pgemini North America c	746	1 753 953	100,00%	982 000	5 515 195	1 247 195	128 914		3 376	
GS Holdings Ltd	790 526	899	100,00%	558 777 061	720 596	720 596				
emini Consulting lding Ltd	1	11 173	100,00%	1 083	23 476	23 476				
pgemini Oldco Ltd	15 397	32 372	100,00%	1 033 938 857	801 294	264 260				
pgemini Old Ireland Ltd	91	216	100,00%	71 662	15 766	-				
pgemini AB (Suède)	2 734	242 699	100,00%	24 714	351 695	351 695	5 471	8 849		
pgemini NV (Benelux)	2 374	208 996	100,00%	45 787 968	1 467 096	1 178 796				
pgemini TMN derland BV	18	985	100,00%	18 000	5 000	5 000			7 399	
pgemini Deutschland lding GmbH	101 794	22 661	94,43%	1	580 529	459 529	18 309	50 000	9 721	
pgemini Deutschland nbH	11 703	100 803	2,90%	1	9 754	9 754			206 969	
p Gemini Telecom edia et Networks utschland Gmbh	25	16 796	100,00%	1	51 025	14 025	36 590		20 716	
pgemini Consulting terreich AG	267	1 745	100,00%	36 791	41 608	29 908			55 451	
pgemini Suisse AG	311	694	100,00%	500	38 843	31 843	467	44 039	52 056	
pgemini Polska Sp Z.o.o logne)	4 280	3 373	100,00%	129 111	24 280	15 780		43 603	43 268	
pgemini Magyarorszag	40	2 707	100,00%	1	1 879	1 879			8 428	3 472
pgemini France SAS	53 870	316 620	100,00%	3 475 508	673 062	673 062		20 546	86 909	
pgemimi Télécom et dia SAS	17 452	243 745	100,00%	1 090 762	170 630	170 630			205 964	7 853
eti S.A.	62	275	99,80%	619	62	62				
eti SAS	260 534	362 751	100,00%	52 106 876	754 484	754 484			29 417	9 183
pgemini Italia S.p.A.	11 000	-7 661	100,00%	2 200 000	488 531	4 442	557	7 500	88 399	

Cap Gemini Telecom Media et Networks Italia S.p.A.	103	1 326	100,00%	20 000	14 103	0				
Capgemini España S.L. (Sociedad Unipersonal)	10 625	-2 017	100,00%	106 245	194 404	149 733	17 000		198 346	
Capgemini Portugal, Serviços de Consultoria e Informatica, SA	8 494	3 463	100,00%	1 698 842	44 366	44 366			27 669	1 000
Capgemini Asia Pacific Pte. Ltd. (Singapour)	116 426	-105 054	100,00%	235 204 000	133 569	34 569			745	
Capgemini Australia Pty Ltd (Australie)	28 211	-25 880	100,00%	1 450 000	166 463	54 163	6 056	24 298	53 028	
Unilever India Shared Services Ltd	8 582	-8 161	50,90%	2 545	9 417	9 417			3 189	
Capgemini Service S.A.S	1 500	330	100,00%	1 500 000	59 263	0		15 000	159 351	
SCI Paris Etoile	2	4 127	99,99%	9 999	48 479	30 634			2 564	1 957
SCI du Château de Béhoust	2	33	99,00%	99	2	2			96	
Immobilière les Fontaines S.A.R.L	1 550	6 739	99,84%	619 000	31 982	31 982		66 515	5 744	
Capgemini Université SAS	40	345	100,00%	2 500	75	75			15 838	
Capgemini Gouvieux SAS	150	-45	100,00%	10 000	151	151			21 512	
Autres France	na	na	na	na	3 939	3 939			na	
Autres étrangers	na	na	na	na	4 341	1 391			na	
Participations										23 465

IV. — Variation des capitaux propres.

(En milliers d'euros.)

(En milliers d'euros)	Au 31/12/05	Affectation du résultat 2005	Autres mouvements	Au 31/12/06
Capital social	1 052 656		99 998	1 152 654
Prime d'émission, de fusion et d'apport	5 073 735		428 224	5 501 959
Réserve légale	79 880	5 822	19 564	105 266
Réserves réglementées				
Autres réserves	231 417		-19 564	211 853
Report à nouveau		101 828	38	101 866
Dividendes distribués		65 790	-65 790	
Résultat de l'exercice	173 440	-173 440	194 560	194 560
Provisions règlementées			58	58
Total	6 611 128	-	657 088	7 268 21

Hormis le résultat de l'exercice les autres mouvements correspondent à :
— La distribution le 16 mai 2006 d'un dividende de 0,50 euro à chacune des 131 581 978 actions composant le capital au 31 décembre 2005 pour u montant de 65 790 K€ ;
— La levée de 790 393 options de souscriptions d'actions correspondant à une augmentation de capital de 6 323 K€ et à une prime d'émission d 12 629 K€ ;
— L'émission en août 2006 de 312 127 actions suite à l'exercice des bons d'attribution émis lors de l'offre publique d'échange sur Transiciel lancé par Cap Gemini en octobre 2003 (2 497 K€ en capital et 8 328 K€ en prime d'émission après imputation de 237 K€ de frais) ;
— L'émission en décembre 2006 de 11 397 310 actions nouvelles souscrites au titre d'une augmentation de capital en numéraire sans droit préférenti de souscription ni délai de priorité au profit des actionnaires existants (91 178 K€ en capital et 407 267 K€ en prime d'émission après imputation d 8 735 K€ de frais d'augmentation de capital) ;
— La réaffectation à la réserve légale d'une partie des sommes provenant de l'ancienne réserve des plus-values à long terme ;
— L'affectation au compte report à nouveau du montant des dividendes non versés relatifs aux actions propres détenues par la société soit 38 K€.

V. — Résultats des cinq derniers exercices.

(En milliers d'euros.)

(En milliers d'euros)	2002	2003	2004	2005	2006
. Capital en fin d'exercice :					
'apital social	1 003 833	1 049 323	1 051 065	1 052 656	1 152 654
Iombre d'actions ordinaires existantes	125 479 105	131 165 349	131 383 178	131 581 978	144 081 808
Iombre maximal d'actions futures à créer :					
'ar exercice de droits de souscription 'actions	10 951 340	10 004 465	12 289 150	13 101 800	10 518 710
'ar conversion d'obligations		9 019 607	9 019 607	20 830 417	(1) 20 830 416
'ar bons d'attribution d'actions (opération ransiciel)		503 602	508 600	315 790	-
. Opérations et résultats de l'exercice :					
otal des produits d'exploitation	161 566	135 966	129 798	162 321	183 111
otal des produits d'exploitation et financiers	248 051	174 595	875 502	547 112	375 552
ésultat avant impôts et charges calculées					
Amortissements et provisions)	-1 522 824	107 909	-491 441	394 551	202 467
npôts sur les bénéfices	-91 990	-4 554	-42 758	-21 501	-23 104
ésultats après impôts et charges calculées					
Amortissements et provisions)	-4 135 355	-41 682	-948 715	173 440	194 560
ésultat distribué	0	0	0	65 790	(3) 100 857
I. Résultat par action (en euros) :					
ésultat après impôts mais avant charges lculées					
Amortissements et provisions)	-11,40	0,86	-3,42	3,16	1,57
ésultats après impôts et charges calculées					
Amortissements et provisions)	-32,96	-0,32	-7,22	1,32	1,35
ividende attribué à chaque action (net)	0	0	0	0,50	(3) 0,70
/. Personnel :					
ffectif moyen de salariés employés pendant xercice					
ontant de la masse salariale de l'exercice					
ontant des sommes versées au titre des antages sociaux de l'exercice					

) A noter que Cap Gemini SA a décidé de neutraliser intégralement la dilution potentielle liée à l'Oceane émise le 24 juin 2003 et devant venir à aturité le 1er janvier 2010 par l'acquisition auprès de la société générale en juin 2005 d'une option d'achat portant sur un nombre d'actions égal à totalité du sous-jacent de cette Oceane, à un prix d'exercice et à une maturité correspondant à ceux de l'Oceane.

) En août 2006, 312 127 actions Cap Gemini ont été créées suite à l'exercice de bons d'attribution d'actions émis dans le cadre de l'acquisition de ansiciel.

) Sous réserve de l'approbation par l'assemblée générale mixte du 26 avril 2007 (du 10 avril 2007 sur première convocation).

VI. — Projet d'affectation du résultat.

rs de l'assemblée générale de l'an dernier (le 11 mai 2006), le conseil d'administration vous a proposé, afin de marquer à la fois le retour de Cap mini à un résultat bénéficiaire et la confiance que nous avions en l'avenir du Groupe, de déroger à la tradition qui voulait qu'on redistribue aux ionnaires 1/3 du résultat net consolidé et d'en distribuer environ la moitié. Vous avez accepté cette proposition qui a conduit à verser à chacune des 1 581 978 actions composant le capital social au 31 décembre 2005 un dividende de 0,5 € par action.

tte année, le conseil d'administration vous propose de revenir à la règle de la redistribution du 1/3 du résultat net consolidé et ce malgré un nombre ctions en forte augmentation d'une année sur l'autre (+ 9,5%) en raison, essentiellement, de l'émission d'actions consécutive à la souscription à ugmentation de capital en numéraire réalisée en décembre 2006 (11 397 310 actions). Le résultat net consolidé de l'exercice 2006 étant de 293 M€, te proposition conduirait, si vous l'acceptiez, à verser à chacune des 144 081 809 actions portant jouissance au 1er janvier 2006 un dividende de € soit un montant total de 100 857 266,30 € représentant 34% du résultat net consolidé du Groupe. Le bénéfice distribuable par la Société-mère nt de 194 560 397,44 €, le solde sera affecté : à la réserve légale pour un montant de 9 999 864,00 € qui sera portée à 115 265 446,40 € et ainsi ièrement dotée, au report à nouveau pour le reste, soit 83 703 267,14 €.

La mise en paiement de ce dividende interviendrait à compter d'une date que le conseil d'administration vous propose de fixer au lundi 30 avril 2007.
Il est précisé ici que ce dividende sera éligible à la réfaction de 40% mentionnée au 2° du 3 de l'article 158 du Code général des impôts pour les personnes physiques imposables à l'impôt sur le revenu en France.
Par ailleurs, et en application de l'article 243 bis du Code Général des Impôts, il est rappelé à l'assemblée générale qu'il a été distribué un dividende de 0,5 € par action (intégralement éligible à la réfaction de 40%) au titre de l'exercice 2005 et qu'il n'a pas été distribué de dividende au titre des exercices 2004 et 2003.

VII. — Annexe aux comptes sociaux.

I. – Règles et méthodes comptables.

Les comptes annuels de l'exercice clos le 31 décembre 2006 ont été élaborés et présentés conformément aux règles et principes comptables français (PCG 1999), y compris les nouvelles règles comptables du Comité de réglementation comptable concernant les actifs applicables au 1er janvier 2005 (pas d'incidence dans les comptes de Cap Gemini SA) et dans le respect du principe de prudence, de l'indépendance des exercices et en présumant la continuité de l'exploitation.
La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.
Les principales méthodes utilisées sont les suivantes :
Immobilisations incorporelles. — Les logiciels et droits d'usage acquis en pleine propriété, ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée maximale de trois ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour la société.

Immobilisations financières. — La valeur brute des titres de participation et des autres titres immobilisés figurant au bilan est constituée par leur coût d'acquisition (y compris les frais d'acquisition des titres). La valeur d'inventaire des titres correspond à leur valeur d'utilité pour l'entreprise. Cette dernière est déterminée soit par la méthode des flux nets de trésorerie future actualisés et corrigés de l'endettement net, soit dans certains cas, selon la quote-part de situation nette consolidée. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

Actions propres. — Les titres de Cap Gemini SA détenus par elle-même dans le cadre du contrat de liquidités sont inscrits en titres immobilisés et figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. La valeur d'inventaire est constituée par le cours de bourse moyen du mois de la clôture.

Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de valeurs cotées, cette évaluation est effectuée sur la base du cours de bourse moyen du mois de la clôture de l'exercice. Pour les valeurs non cotées, la valeur d'inventaire correspond à la valeur liquidative.

Opérations en devises. — Les dettes, créances, disponibilités en devises figurent au bilan pour leur contre-valeur au cours de fin d'exercice ou au cours de couverture. La différence résultant de la conversion des dettes et des créances en devises à ce dernier cours est portée au bilan en « écarts de conversion ».

Créances et Dettes. — Les créances sont évaluées à leur valeur nominale. Une provision pour dépréciation est pratiquée lorsque la valeur d'inventaire est inférieure à la valeur nette comptable. Les factures non parvenues sont comptabilisées hors T.V.A.

Prime de remboursement des obligations. — La prime de remboursement des obligations est amortie linéairement sur la durée de l'emprunt.

Intégration fiscale. — La Société et ses filiales françaises, détenues à 95% au moins, ont opté pour le régime fiscal des groupes de sociétés prévu pa l'article 223 A du Code Général des Impôts. Les économies d'impôt réalisées par le Groupe liées aux déficits des sociétés intégrées sont considérée comme un gain immédiat de l'exercice et sont conservées définitivement chez la société-mère.

Instruments financiers. — Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou d gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couvertur sont comptabilisés de manière symétrique aux résultats sur les éléments couverts. La juste valeur des instruments financiers est estimée sur la base de cours de marchés ou de valeurs données par les banques.

VIII.— Bilan et compte de résultats de la Société Cap Gemini S.A.

1. Immobilisations :

(En milliers d'euros)	Valeur brute (début d'exercice)	Augmentations	Diminutions	Valeur brute (fin d'exercice)
Immobilisations incorporelles				
Marques, droits et valeurs similaires	35 568			35 56
Sous-total	35 568			35 56
Immobilisations corporelles				
Terrains	1			
Constructions	7			
Autres	224			22

ous-total	232			232
nmobilisations financières				
'itres de participation	12 020 235	425 182	-3 700	12 441 717
;réances rattachées à des participations	105 106	219 722	-111 463	213 365
'itres de l'activité de portefeuille	96		-94	2
utres titres immobilisés	2 890	74 771	-74 021	3 640
ous-total	12 128 327	719 675	-189 278	12 658 724
otal des immobilisations	12 164 127	719 675	-189 278	12 694 524

- Titres de participation : Les principales augmentations s'analysent comme suit :
- Au cours de l'exercice, la Société a procédé à un certain nombre d'augmentations de capital en faveur de ses filiales pour un montant total de 399 M€ incipalement en France, en Allemagne, en Italie et en Espagne dont 186 M€ pour Capgemini France S.A.S., 130 M€ pour SOGETI S.A.S., 35 M€ ur Capgemini Telecom Media et Networks Deutschland GmbH, 19 M€ pour la SARL Immobilière les Fontaines et 13 M€ pour Capgemini Italia S.p.A.
- La société a par ailleurs acheté pour 9 M€, le 11 octobre 2006, 51% de la société Unilever Shared Service Limited (autrement appelée Indigo), filiale Hindustan Lever Limited (groupe Unilever).
- Suite à l'exercice des bons d'attribution d'actions tel que prévu dans la note d'information relative à l'offre publique d'échange sur Transiciel lancée r Cap Gemini en octobre 2003 la valeur des titres de la société SOGETI S.A.S. a été augmentée du complément de prix d'acquisition (11 M€).

s diminutions s'analysent comme suit : Les diminutions des titres de participation s'expliquent essentiellement par la vente des actions propres tenues par Cap Gemini S.A. dans le cadre du programme de rachat d'actions.
- Créances rattachées à des participations : Les principales augmentations et diminutions s'analysent comme suit :
- Dans le cadre de l'acquisition de la société Kanbay annoncée le 26 octobre 2006, Cap Gemini S.A. a accordé à sa filiale d'Amérique du Nord Capgemini North America Inc » une avance en capital de 132 M€ lui ayant permis d'acquérir en novembre 2006, 14,7% du capital et des droits de te de ladite société.
- Divers prêts accordés aux filiales et remboursés pour certains durant l'année 2006.
- Titres de l'activité de portefeuille : Les titres de l'activité de portefeuille sont constitués d'une participation minoritaire dans la société Capgemini insurance Co Ltd.

s mouvements du portefeuille et les valeurs estimatives aux 31 décembre 2005 et 2006 sont :

(En milliers d'euros)	Valeur nette comptable	Valeur estimative		
		Au coût de revient	Au cours de bourse	Total
ontant au 31 décembre 2005	96	96	202	96
ontant au 31 décembre 2006	2	2		2

Autres Titres Immobilisés : Le 15 septembre 2005, Cap Gemini SA à confié à la société CA Cheuvreux la mise en oeuvre d'un contrat de liquidité ur un montant de 10 M€ dans le but de favoriser la liquidité du titre Cap Gemini et une plus grande régularité de ses cotations (de manière à éviter amment des décalages de cours non justifiés par la tendance du marché). Ce contrat s'inscrit dans le cadre du programme de rachat d'action autorisé r l'assemblée générale mixte du 12 mai 2005. Le contrat a été mis en oeuvre à partir du 30 septembre 2005 pour une durée de un an renouvelable par ite reconduction, Cap Gemini SA pouvant à tout moment sans préavis ni indemnité mettre fin au contrat et demander le rapatriement des fonds. Dans cadre de ce contrat, il a été procédé d'une part à l'acquisition de 1 803 492 actions et d'autre part à la cession de 1 808 212 actions entre le nvier 2006 et le 31 décembre 2006. Cap Gemini SA détient donc 80 280 actions propres pour une valeur qui ressort à 3 640 K€ au 31 décembre 2006.

2. Amortissements et provisions sur immobilisations :

(En milliers d'euros)	Amortissements et provisions (début d'exercice)	Dotations	Reprises	Amortissements et provisions (fin d'exercice)
mobilisations incorporelles :	-	-	-	-
nortissement de marques, droits et valeurs nilaires	31 630	1 169	-	32 799
mobilisations corporelles :	-	-	-	-
nortissement des constructions	7	-	-	7
mobilisations financières	-	-	-	-
ovisions sur titres de participation	6 110 672	108 736	-90 887	6 128 521
ovisions sur créances rattachées	8 881	-	-8 881	-

Total des amortissements et provisions	6 151 190	109 905	-99 768	6 161 327

— Provisions sur titres de participation : En 2006, les provisions enregistrées sur les titres de participation concernent les filiales suivantes : Cap Gemini Telecom Media et Networks Deutschland GmbH, Capgemini Italia S.p.A.; Networks Sp. Z.o.o., Capgemini Old Ireland Ltd, Capgemini Asia Pacific Ltd, Capgemini Australia Pty Ltd et Capgemini Service S.A.S.
Les reprises de provision enregistrées sur les titres de participation concernent principalement les filiales suivantes : Capgemini Espana S.L., Capgemini Deutschland Holding GmbH, Capgemini Oldco Ltd, Capgemini Telecom Media et Networks Italia S.p.A.

3. Valeurs mobilières de placement. — Les valeurs mobilières de placement au 31 décembre 2006 s'analysent de la façon suivante :

(En milliers d'euros)	Valeur liquidative	Valeur nominale	Valeur au bilan
Titres cotés :			
Sicav	164 824	164 810	164 810
Fonds communs de placement	1 723 902	1 723 571	1 723 571
Total	1 888 726	1 888 381	1 888 381

4. État des échéances des créances à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
De l'actif immobilisé :	-	-	-
Créances rattachées à des participations	213 365	129 472	83 893
Autres immobilisations financières	3 640	3 640	-
De l'actif circulant :	-	-	-
Clients et comptes rattachés	76	76	-
Etat, taxe sur la valeur ajoutée	796	796	-
Entreprises liées	82 551	82 551	-
Débiteurs divers	267	267	-
Charges constatées d'avance	119	119	-
Total	300 814	216 921	83 893

5. Charges à répartir :

(En milliers d'euros)	Montant net début d'exercice	Augmentations	Amortissements	Montant fin d'exercice
Frais d'émission sur syndication et océane (1)	13 542	125	-2 703	10 964
Coût de l'option d'achat d'actions	14 460	-	-3 615	10 845
Total	28 002	125	-6 318	21 809

(1) Amortis linéairement sur la durée des emprunts.

Le coût de l'option d'achat d'actions relative à la neutralisation de l'effet de dilution de l'OCEANE 2003 est amorti sur la durée restante de l'OCEANE

6. Capital social et primes d'émission, de fusion et d'apport :

(En milliers d'euros)	Nombre d'actions	Capital social	Prime d'émission de fusion et d'apport

\u 31 décembre 2005 (nominal 8 €)	131 581 978	1 052 656	5 073 735
\ugmentations de capital en numéraire par levée d'option de ouscription d'actions	790 393	6 323	16 629
\ugmentations de capital par exercice des bons d'attribution l'actions	312 127	2 497	8 565
mputation des frais d'émission des bons d'attribution d'actions			-237
\ugmentations de capital en numéraire	11 397 310	91 178	416 002
mputation des frais d'augmentation de capital			-8 735
\u 31 décembre 2006 (nominal 8 €)	144 081 808	1 152 654	5 501 959

7. Plans d'options de souscription d'actions.

'assemblée générale des actionnaires a autorisé le 24 mai 1996, le 23 mai 2000 et le 12 mai 2005 le conseil d'administration ou le directoire, à consentir un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce, pendant un délai respectif de cinq ans pour les plans des 24 mai 1996 23 mai 2000 et de 38 mois pour le plan du 12 mai 2005, des options donnant droit à la souscription d'actions.
es principales caractéristiques de ces plans et les bases de calcul sont récapitulées dans le tableau ci-dessous :

Présentation de synthèse	Plan 1996	Plan 2000		Plan 2005
Date de l'assemblée	(Plan n°4) 24 mai 1996	(Plan n°5) 23 mai 2000		(Plan n°6) 12 mai 2005
lombre total d'options pouvant être souscrites	6 000 000	12 000 000		6 000 000
)ate des premières attributions au titre et ondition de ce plan	1er juillet 1996	1er septembre 2000	1er octobre 2001	1er octobre 2005
)élai d'exercice des options à compter de leur ate d'attribution sur la base de tranches rogressives)	6 ans	6 ans	5 ans	5 ans
rix de souscription en % de la moyenne des vingt éances précédant l'octroi	80%	80%	100%	100%
rix de souscription (par action et en euros) des ifférentes attributions en vigueur				
lus bas		139,00	21,00	30,00
lus haut		139,00	40,00	43,00
ombre d'actions au 31/12/05 pouvant être ouscrites sur des options précédemment onsenties et non encore exercées	559 000	10 627 300		1 915 500
ombre de nouvelles options consenties au cours : l'exercice	Plan terminé	Plan terminé		2 067 000
ombre d'options forcloses ou annulées au cours : l'exercice	559 000	3 188 197		112 500
ombre d'options levées au 31/12/06		(1) 773 838		(2) 16 555
ombre d'actions au 31/12/06 pouvant être ouscrites sur des options précédemment onsenties et non encore exercée		(3) 6 665 265		(4) 3 853 445
urée de vie moyenne pondérée résiduelle		2,22		4,29

) Au 31 décembre 2006, 498 441 options de souscription d'actions ont été levées, au titre de l'attribution faite à 24 €, 16 300 options au titre de ttribution faite à 40 €, 21 802 options au titre de l'attribution faite à 31 €, 206 845 options au titre de l'attribution faite à 21 € et 30 450 options titre de l'attribution faite à 27 €.
) Soit 16 555 options au titre de l'attribution faite à 30 €.
) Soit 486 500 actions au prix de 139 €, 892 359 actions au prix de 24 €, 917 300 actions au prix de 40 €, 240 101 actions au prix de 31 €, 2 814 155 tions au prix de 21 € et 1 314 850 au prix de 27 €.
) Soit 1 787 945 actions au prix de 30 € et 2 065 500 actions au prix de 43 €.

Groupe n'est tenu par aucune obligation contractuelle ou implicite de racheter ou de régler les options en numéraire.
st rappelé que dans l'hypothèse d'une publication par la Société des Bourses Françaises d'un avis de recevabilité d'une Offre Publique visant la alité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la Société, les titulaires d'options de souscription d'actions urront - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielles(s) déjà effectuée(s).

8. Provisions pour risques et charges :

(En milliers d'euros)	Solde ouverture	Dotations exercice	Reprise exercice provision utilisée	Reprise provision non utilisée	Changement de méthode	Autre	Montant fin d'exercice
Provisions pour risques et charges :							
Sur pertes de change	78	3 546		-78			3 546
Sur autres risques	11 228	1 800					13 028
Total	11 306	5 346		-78			16 574

Les dotations de l'exercice correspondent d'une part à une provision pour risque de change liée à des écarts de conversion actifs sur créances et dettes en monnaies étrangères et à une provision pour risque relative à Capgemini Service. Les provisions pour risque liées aux filiales italiennes constituées en 2005 pour un total de 11 228 K€ ont été conservées au bilan.

9. Obligations convertibles :

(En milliers d'euros)	31 /12/05	31 /12/06
OCEANE 2003	460 000	460 000
OCEANE 2005 :		
Principal	437 000	437 000
Prime de remboursement	57 873	57 873
Total	954 873	954 873

A. OCEANE 2003 émise le 24 juin 2003.
Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010 (OCEANE 2003).
Le montant nominal de l'emprunt s'élève à 460 M€ et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 51 €. Les obligations portent intérêt à un taux de 2,5% l'an.
Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°03 607 en date du 24 juin 2003.
Le contrat d'échange de taux conclu en 2004 au titre duquel Cap Gemini S.A. était payeur d'un taux variable (Euribor 12 mois postfixé – 0,59%) contre le taux fixe de l'OCEANE (2,5%), a fait l'objet d'un aménagement en septembre 2006.
Chaque obligation peut être convertie et/ou échangée en une action Cap Gemini S.A. à tout moment à compter du 11 août 2003 et au plus tard le septième jour ouvré précédant le 1er janvier 2010.
Les obligations seront amorties en totalité le 1er janvier 2010 par remboursement au pair en numéraire.

La Société peut procéder à l'amortissement des obligations par anticipation :
— à tout moment, sans limitation de prix ni de quantité, à l'amortissement anticipé de tout ou partie des obligations, soit par rachats en bourse ou hors bourse, soit par des offres publiques de rachat ou d'échange ;
— à compter du 2 juillet 2007 et jusqu'au septième jour ouvré précédant le 1er janvier 2010, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé égal au pair, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le Premier marché d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs choisie par la Société parmi les 40 jours de bourse précédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 125% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion soit en numéraire au gré des porteurs d'obligations.
En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.
Par ailleurs, la documentation de l'OCEANE contient des dispositions habituelles concernant l'exigibilité anticipée à l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le Premier marché d'Euronext Paris S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.
Cap Gemini S.A. s'est enfin engagée à maintenir les obligations à un rang identique à toutes les autres obligations négociables qui pourraient être émises par la Société (« pari passu »).

B. OCEANE 2005 émise le 16 juin 2005.
Le 16 juin 2005, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012 (OCEANE 2005).
Le montant nominal de l'emprunt s'élève à 437 M€ et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 37 €. Les obligations portent intérêt au taux nominal annuel de 1%.
Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°05-564 en date du 16 juin 2005

tout moment, à compter de la date de règlement, soit le 24 juin 2005, et jusqu'au septième jour ouvré précédant la date de remboursement normal ou ıticipé, les titulaires d'Obligations pourront demander l'attribution d'actions ordinaires de l'Emetteur à raison d'une action pour une Obligation, sous serve des ajustements prévus. L'Emetteur pourra à son gré remettre des actions nouvelles et/ou des actions existantes.
es Obligations seront amorties en totalité le 1er janvier 2012 (ou le premier jour ouvré suivant si cette date n'est pas un jour ouvré) par remboursement ı prix de 41,90 € par Obligation, soit environ 113,2% de la valeur nominale des Obligations.
a Société peut procéder à l'amortissement des obligations par anticipation :
– à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres ıbliques de rachat ou d'échange ;
– à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, sous réserve d'un préavis de 30 jours calendaires, pour la totalité des obligations restant ı circulation, à un prix de remboursement anticipé déterminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il ırait obtenu en cas de remboursement à l'échéance, soit un taux de 2,875%, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions ı vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. ırant une période de 20 jours de bourse consécutifs au cours desquels l'action est cotée choisis par la Société parmi les 40 jours de bourse consécutifs écédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 130% de ce prix de remboursement anticipé ;
– à tout moment, pour la totalité des obligations restant en circulation, si moins de 10% des obligations émises restent en circulation.
ı cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.
ır ailleurs, la documentation de l'OCÉANE contient des dispositions habituelles concernant l'exigibilité anticipée à l'initiative de la majorité des ırteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation ous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le Premier marché d'Euronext ıris S.A.
noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée s obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

Prime de remboursement. — L'OCEANE 2005 est assortie d'une prime de remboursement de 57 873 K€. La contrepartie de cette prime a été ıregistrée à l'actif au compte prime de remboursement des obligations et est amortie linéairement sur la durée de l'emprunt.

10. Emprunts et dettes auprès des établissements de crédit.

Le solde de 20 169 K€ correspond aux découverts bancaires pour 11 979 K€ et pour 8 190 K€ aux intérêts courus.

Crédit syndiqué conclu par Cap Gemini S.A. : Le 14 novembre 2005, la Société a conclu avec un groupe de banques une ligne de crédit multidevises 500 M€ remboursable au plus tard le 12 novembre 2010, sauf en cas d'exercice (sous réserve de l'acceptation des banques) d'une option d'extension ın an exerçable à la fin de la première année.
14 septembre 2006, la Société a exercé l'option d'extension d'un an attachée à la ligne de crédit (acceptée par les banques le 27 octobre 2006) qui , de ce fait, remboursable au plus tard le 12 novembre 2011.

s conditions de tirage de cette ligne sont les suivantes :
une marge initiale de 0,50% (au-dessus de l'Euribor ou du Libor 1à 12 mois), à laquelle s'ajoute, au-delà d'un certain niveau d'utilisation de la ligne, e commission d'utilisation comprise entre 0,025% et 0,050%. Cette marge peut évoluer à la hausse et à la baisse en fonction de la notation de crédit Cap Gemini S.A.;
une commission de non-utilisation initiale de 35% de la marge (soit 0,175% à ce jour) pouvant être réduite à 30% en cas de hausse de la notation de p Gemini S.A.
noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence sur la disponibilité de cette ligne.

r ailleurs, au titre de cette ligne, la Société s'est engagée à respecter les ratios financiers (définis en normes IFRS) suivants :
un ratio d'endettement net rapporté à la situation nette consolidée qui doit être inférieur à tout moment à 1;
un ratio de couverture du coût de l'endettement financier net ajusté de certains éléments par la marge opérationnelle consolidée qui doit être supérieur égal à 3 au 31 décembre et au 30 juin de chaque année (sur la base des 12 derniers mois écoulés).
est précisé qu'au 31 décembre 2006, le Groupe respectait ces ratios financiers, le ratio d'endettement net rapporté à la situation nette consolidée tablit à 0 et le ratio de couverture du coût de l'endettement financier net par la marge opérationnelle consolidée n'est pas applicable dans la mesure le coût de l'endettement financier net ajusté de certains éléments est nul.
ligne de crédit comporte des engagements qui limitent la capacité de la Société et de ses filiales parties au contrat, ainsi que, le cas échéant, la capacité ses principales filiales (« principal subsidiaries », définies en fonction de leur part dans le chiffre d'affaires consolidé du Groupe) et de leurs filiales pectives, d'engager certaines opérations, y compris :
des limites affectant la création de sûretés sur leurs actifs ;
de modifier substantiellement la nature générale de leur activité ;
des restrictions sur les opérations de cession d'actifs et les fusions ou opérations assimilées.

société Cap Gemini S.A. s'est en outre engagée à respecter certaines clauses habituelles, y compris l'obtention et le maintien des autorisations essaires, le maintien d'une couverture d'assurance, le maintien de l'emprunt à son rang (« pari passu »), la fourniture d'informations financières.
fin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de crédit (sous réserve, le cas échéant, de périodes de « grâce »), cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle de survenance d'événement ayant un impact négatif significatif sur la situation financière du Groupe.
e jour, cette ligne n'a fait l'objet d'aucun tirage.

11. État des échéances des dettes à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
Obligation convertible	954 873		954 873
Emprunts et dettes auprès des établissements de crédit :			

Emprunt groupe	296 690	296 690	
Découvert bancaire	11 980	11 980	
Intérêts courus	8 190	8 190	
Entreprises liées	12 259	12 259	
Autres dettes	137	137	
Total	1 284 129	329 256	954 873

12. Charges à payer :

Le montant des charges à payer compris dans les postes du bilan sont les suivants :

(En milliers d'euros)	Montant
Dettes financières :	
Intérêts rattachés	8 190
Autres dettes :	
Dettes fournisseurs et comptes rattachés	5 828
Dettes fiscales et sociales	4 339
Autres dettes	565
Total	18 922

13. Ecarts de conversion sur créances et dettes en monnaies étrangères :

(En milliers d'euros)	Montant actif	Montant passif	Provision pour pertes de change
Sur autres créances / dettes	3 546	58	3 546
Total	3 546	58	3 546

14. Résultat financier :

(En milliers d'euros)	Montant
Provisions financières :	
Dotations de l'exercice	-123 312
Reprises de provision	99 846
Sous total	-23 466
Dividendes	23 466
Autres charges et produits financiers :	
Produits nets sur cession des valeurs mobilières de placement	41 008
Revenus des prêts aux filiales	2 832
Intérêts des emprunts aux filiales	-9 842
Rémunération nette des comptes courants	9 885
Intérêts sur Oceane	-18 981
Résultat net de change	-2 430
Autres	-1 693
Sous-total	20 779
Résultat financier	20 779

es dotations de 123 312 K€ sont principalement relatives à des provisions sur la valeur des titres de certaines filiales (allemandes, françaises, polonaises, landaises, italiennes et d'Asie pacifique) partiellement compensées par 99 846 K€ de reprise de provisions sur les filiales espagnoles, anglaises, aliennes et allemandes.
es 23 466 K€ de dividendes correspondent aux dividendes versés durant l'exercice par les filiales françaises, polonaises et hongroises.
es 41 008 K€ de produits nets sur cessions de valeurs mobilières de placement sont relatifs à la vente de Sicav pour 3 150 K€ et de Fonds Communs e placement pour 37 858 K€ durant l'exercice 2006.

15. Résultat exceptionnel :

(En milliers d'euros)	Montant
Cessions de titres de participations :	
Prix de vente	142
Valeurs comptables	-122
	20
Produit résultant du retour d'actions Cap Gemini	3 610
Produit net sur cession d'actions Cap Gemini	454
Produit net sur cession d'actions propres du contrat de liquidité	2 333
Autres	-3 748
Résultat exceptionnel	2 669

. Impôt sur les bénéfices. — La société Cap Gemini S.A. est la société tête de groupe de l'intégration fiscale française composée de 25 sociétés. Sur xercice 2006, l'impact net de l'intégration fiscale sur le résultat de Cap Gemini S.A. est un gain de 21 287 K€. Le montant des déficits reportables la société Cap Gemini SA s'élèvent à 1 821 822 K€ au 31 décembre 2006.

IX. – Autres informations.

17. Engagements hors bilan.

Engagements donnés aux filiales. — Les garanties, cautions, et lettres de confort émises par Cap Gemini S.A. en faveur de ses filiales au décembre 2006 s'analysent par nature comme suit :

(En milliers d'euros)	Montant
Nature financière	395 448
Nature opérationnelle	127 718
Nature fiscale	132
Total	523 298

s garanties, cautions et lettres de confort de nature financière émises au profit des filiales leur permettent de disposer localement de facilités de sorerie sous forme de lignes de crédit. Le montant total utilisé au 31 décembre 2006 au titre de ces lignes de crédit s'élève à 45 655 K€.

Autres engagements. — Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 M€ et 33 M€ à un établissement de crédit e créance de 90 M€ et un complément de créance de 39 M€ détenus sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du icit fiscal français généré au titre de l'exercice 2002. Aux termes des contrats de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire auteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable auprès du Trésor Public, ce pour une période allant jusqu'au 30 juin 2011.

ns un certain nombre de grands contrats signés, le Groupe a été amenée à mettre en place des garanties de performance et/ou financière, en particulier ncernant les contrats « ASPIRE » signé avec Inland Revenue le 5 janvier 2004 pour un montant estimé à 3 milliards de livres Sterling, TXU signé le mai 2004 pour un montant de 3,5 milliards de dollars, Schneider Electric Industries SAS signé le 28 octobre 2004 pour un montant de 1,6 milliards €, Metropolitan Police pour un montant de 350 millions de Livres Sterling et le contrat cadre signé avec Euroclear.

p Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50% ou plus sont assurées pour les conséquences uniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial anisé en plusieurs lignes placées auprès de différentes compagnies d'assurance, notoirement solvables. Les termes et les conditions de ce programme ompris les limites de couverture) sont revus et ajustés périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées es risques encourus. La première ligne de ce programme, d'un montant de 30 M€ est réassurée auprès d'une filiale de réassurance captive consolidée, place depuis plusieurs années.

ns le cadre de ses activités BPO (Infogérance des processus métiers), la société a fait l'acquisition le 7 septembre 2006 d'une participation majoritaire sein de la structure finance et comptabilité d'Unilever en Inde. L'opération s'est réalisée en octobre par le rachat à Hindustan Lever Limited (Groupe

Unilever) de 51% des actions d'Unilever Shared Service Limited (autrement appelée Indigo). Dans le cadre de cette acquisition la société Cap Gemini S.A. s'est engagée à acquérir les 49% de participation restante pour un montant de 9 880 K€ à travers un call d'achat exerçable à compter du 1 octobre 2008 pour une durée de 6 mois. Cap Gemini S.A. s'est par ailleurs engagé à verser aux actionnaires minoritaires de la société Unilever Shared Service Limited un complément au prix d'acquisition dans le cas d'atteinte d'objectifs prédéfinis. Le montant de cet engagement hors bilan a été évalué à 4 450 K€ au 31 décembre 2006.

Dans le cadre du contrat signé le 25 mai 2004 avec France Télécom, contrat portant sur l'externalisation d'une partie de ses réseaux de télécommunications pour une durée de 8 ans, Cap Gemini SA a été amenée à mettre en place une garantie financière. Le montant des garanties fiscales s'élève à 23 894 K€ au 31 décembre 2006.

c. Instruments financiers :
— Couverture des risques de taux d'intérêts : Le 28 octobre 2004 la Société a signé un contrat d'échange de taux d'intérêts relatif à l'OCEANE 2003 qui porte sur un notionnel de 460 M€ et pour une période restant à courir de 3 années.
Compte tenu de la hausse des taux à court terme observée sur l'exercice écoulé et des anticipations de marché actuelles jusqu'à l'échéance de l'OCEANE 2003 (1er janvier 2010), ce contrat d'échange de taux d'intérêts a fait l'objet d'un aménagement le 15 septembre 2006. Selon les nouveaux termes du contrat, la Société est payeur d'un taux variable (Euribor 3 mois postfixé, contre Euribor 12 mois postfixé - 0,59% selon les anciens termes du contrat) contre le taux fixe de l'OCEANE (2,5%). Le taux variable est désormais plafonné à 3,07% (3,41% selon les anciens termes du contrat) et soumis à un taux plancher de 1,41% (inchangé). Enfin, la clause de désactivation automatique (à coût nul) en cas d'exercice par la Société du droit dont elle dispose de procéder, dans certaines conditions, à l'amortissement anticipé d'obligations reste inchangée.
Fin février 2006, Cap Gemini S.A. a signé un contrat d'échange de taux portant sur un notionnel de 100 M€, pour une durée de 1 an, relatif à la couverture de placements à court terme de la Société. Au terme du contrat d'échange de taux correspondant, la Société est payeur de taux variable (Eonia) contre un taux fixe de 2,86%.

— Couvertures des risques de change : Au 31 décembre 2006, les couvertures de taux de change s'élèvent au total à 326 M€ et sont les suivantes :
— couvertures financières à échéance 2006 sous la forme de contrats d'achats / ventes de devises à terme (swaps de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
— 190 millions de livres sterlings pour une contre-valeur de 282 M€ ;
— 50 millions de couronnes suédoises pour une contre-valeur de 5,5 M€ ;
— 10 millions de dollars australiens pour une contre-valeur de 6 M€ ;
— 42 millions de dollars américains pour une contre-valeur de 32 M€ ;
— 0,75 million de francs suisses pour une contre-valeur de 0,5 M€ ;

Dans le cadre de l'acquisition de la société Kanbay annoncée le 26 octobre 2006, la société Cap Gemini S.A. a fait l'acquisition le 3 novembre 2006 d'une option de change à caractère de couverture lui conférant la faculté mais non l'obligation d'acheter jusqu'au 26 février 2007, à un prix défini à l'avance, 650 millions de dollars américains pour une contre-valeur de 518 M€ pour couvrir une partie de son exposition au risque de change.

18. Informations sur les entreprises liées :

(En milliers d'euros)	Total	Dont entreprises liées
Eléments relevant de postes du bilan :		
Titres de participation	12 441 717	12 441 717
Créances rattachées à des participations	213 365	213 365
Dettes rattachées à des participations	296 690	296 690
Entreprises liées		
Actif	82 551	82 551
Passif	12 259	12 259
Eléments relevant du compte de résultats :		
Produits financiers de participation	23 466	23 465
Produits des autres valeurs mobilières et créances de l'actif immobilisé	2 832	2 832
Autres intérêts et produits assimilés	21 538	9 959
Intérêts et charges assimilées	42 169	11 637

19. Société consolidante.

— Cap Gemini S.A. est la société consolidante du Groupe Capgemini.

20. Evènements postérieurs.

— Le conseil d'administration proposera à l'assemblée générale de verser aux actionnaires au titre de l'exercice 2006 un dividende de 0,7 € par actio

X. — Rapport général des commissaires aux comptes sur les comptes annuels.

(Exercice clos le 31 décembre 2006.)

lesdames, Messieurs les actionnaires ;
n exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 1 décembre 2006, sur :
- le contrôle des comptes annuels de la société Cap Gemini S.A., tels qu'ils sont joints au présent rapport ;
- la justification de nos appréciations ;
- les vérifications spécifiques et les informations prévues par la loi.
es comptes annuels ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un idit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les incipes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons le nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

ous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Justification de nos appréciations. — En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos ppréciations, nous portons à votre connaissance l'élément suivant :
s titres de participations s'élèvent à 6 313 M€ au 31 décembre 2006. La note I de l'annexe expose les règles et principes comptables relatifs à évaluation de la valeur d'utilité de ces titres de participations par la société.
ans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées des évaluations qui en résultent.
s appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué a formation de notre opinion, exprimée dans la première partie de ce rapport.

. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, x vérifications spécifiques prévues par la loi.
ous n'avons pas d'observation à formuler sur :
- la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les cuments adressés aux actionnaires sur la situation financière et les comptes annuels.
- la sincérité des informations données dans le rapport de gestion relatives aux rémunérations et avantages versés aux mandataires sociaux concernés isi qu'aux engagements consentis en leur faveur à l'occasion de la prise, de la cessation pu du changement de fonctions ou postérieurement à celles-ci.
application de la loi, nous nous sommes assurés que les diverses informations relatives à l'identité des détenteurs du capital vous ont été communiquées ns le rapport de gestion.

Les commissaires aux comptes :

Neuilly-sur-seine, le 15 février 2007,
Pricewaterhousecoopers Audit :
Bernard Rascle

Paris - La Défense, le 15 février 2007,
KPMG Audit
Département de KPMG S.A. :
Frédéric Quelin,
Associé

XI. — Rapport spécial des commissaires aux comptes sur les conventions réglementées.

(Exercice clos le 31 décembre 2006.)

sdames, Messieurs les actionnaires ;
notre qualité de commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions et engagements réglementés.
nventions et engagements autorisés au cours de l'exercice. — En application de l'article L. 225-40 du Code de commerce, nous avons été avisés des nventions et engagements qui ont fait l'objet de l'autorisation préalable de votre conseil d'administration.
e nous appartient pas de rechercher l'existence éventuelle d'autres conventions et engagements mais de vous communiquer, sur la base des informations nous ont été données, les caractéristiques et les modalités essentielles de ceux dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité eur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de conventions et engagements en vue de leur approbation.
us avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences tinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Contrat de garantie avec Lazard Frères Banque SA autorisé par le conseil d'administration du 29 novembre 2006.
ministrateur concerné : Mr Bruno Roger.
ure et objet : dans le cadre de l'augmentation de capital de la société lancée le 6 décembre 2006, la société a conclu un contrat de garantie le écembre 2006 avec un syndicat bancaire comprenant notamment Lazard Frères Banque SA, IXIS Corporate et Investment Bank et Morgan Stanley Co. International Limited, relatif à l'offre et au placement des actions à émettre.
ncipales modalités et conditions du contrat de garantie :
Lazard Frères Banque SA s'est engagée vis-à-vis de Cap Gemini S.A., conjointement et sans solidarité avec IXIS Corporate et Investment Bank semble « Lazard-Natixis »), à faire souscrire par des investisseurs ou, à défaut, à souscrire elles-mêmes, le 13 décembre 2006, à 3 367 387 actions Gemini à un prix minimum de 43,87 € par action (étant précisé, que le prix de souscription final a été fixé à 44,50€), avec possibilité pour Lazard-ixis de souscrire à 336 739 actions supplémentaires en cas d'exercice de l'option de surallocation prévue au contrat ;

— Cap Gemini SA s'est en échange engagée vis-à-vis de Lazard-Natixis, en contrepartie de son versement, le 13 décembre, du prix de souscription des 3 367 387 actions Cap Gemini souscrites et, le cas échéant, des 336 739 actions supplémentaires en cas d'exercice de l'option de surallocation, à lui payer le 13 décembre les commissions suivantes :
— une commission de garantie ;
— une commission de placement ;
— le cas échéant, une commission variable (déterminée en fonction de la différence entre le prix de souscription et la moyenne pondérée du cours côté de l'action Cap Gemini constatée sur les trois jours précédant la date du lancement de l'émission) et, à l'entière discrétion de Cap Gemini S.A., une commission de « succès » supplémentaire.
Au total, Lazard-Natixis a perçu une rémunération de 2 603 858 € au titre de cette convention sur l'exercice 2006.

— Inscription des deux dirigeants mandataires sociaux dans la liste des bénéficiaires du régime collectif supplémentaire de retraite autorisée par le conseil d'administration du 13 décembre 2006.
Personnes concernées : Mr Serge Kampf et Mr Paul Hermelin.
Nature, objet et modalité : Le conseil d'administration a autorisé le principe du lancement d'un régime collectif supplémentaire de retraite complétant les régimes de retraite obligatoires en faveur de certains cadres supérieurs, dont les caractéristiques et les critères stricts d'éligibilité sont les suivants :
— présence minimum de 10 ans dans le Groupe ;
— membre de l'organe de direction Générale du Groupe pendant 5 ans, ou rattachement direct dans des fonctions de direction du Groupe à un membre de la direction générale pendant 10 ans, ou contribution notoire et indiscutable au succès de l'ensemble du Groupe pendant 10 ans ;
— rémunération théorique minimale de 8 fois le plafond de la sécurité sociale ;
— rémunération de référence pour le calcul de la retraite : moyenne des 3 des 10 meilleures années, plafonnement à 60 fois le plafond de la sécurité sociale ;
— acquisition progressive des droits plafonnés à 40% de la rémunération de référence, et somme de tous les régimes plafonnés à 50% ;
— application de la Loi du 21 août 2003 dite « loi Fillon » : maintien des droits en cas de licenciement (sauf cas de faute lourde) après 55 ans ;
— réversion à 60% en cas de décès ;
— perte du bénéfice du régime en cas de départ de la société, quel qu'en soit la cause, avant l'âge de 55 ans.
Compte tenu des critères énoncés ci-dessus, Messieurs Serge Kampf et Paul Hermelin respectivement président du conseil d'administration et directeur général de la société font partie des bénéficiaires éligibles à ce plan. Il est précisé qu'ils n'ont perçu sur l'exercice 2006 aucune prestation au titre de cette convention prenant effet à partir du 1er janvier 2007.

Les commissaires aux comptes :

Neuilly-sur-Seine, le 15 février 2007,
Pricewaterhousecoopers Audit :
Bernard Rascle

Paris - La Défense, le 15 février 2007,
KPMG Audit,
Département de KPMG S.A. :
Frédéric Quelin,
Associé

B. — Bilan consolidé.

I. — Bilans consolidés aux 31 décembre 2004, 2005 et 2006.

(En millions d'euros.)

Actif	Notes	31 /12/04 (1)	31 /12/05	31 /12/06
Ecarts d'acquisition	11	1 774	1 809	1 849
Immobilisations incorporelles	11	189	142	122
Immobilisations corporelles	12	449	399	37
Total des immobilisations (3)		2 412	2 350	2 34
Impôts différés (2)	13	778	828	88
Autres actifs non courants (2) (3)	14	185	164	29
Total actif non courant		3 375	3 342	3 52
Clients et comptes rattachés (3)	15	1 773	1 798	2 06
Créances diverses et d'impôts (3)	16	219	250	21
Actifs destinés à être cédés		17		
Placements à court terme	17-18	1 001	1 805	2 46
Banques	17	251	416	44
Total actif courant		3 261	4 269	5 17
Total actif		6 636	7 611	8 70

(1) Comptes retraités aux normes IFRS.

Passif	Notes	31 /12/04 (1)	31 /12/05	31 /12/06
Capital social		1 051	1 053	1 153
Primes d'émission et d'apport		2 226	2 229	2 659
Réserves et report à nouveau (2)		13	-673	-408
Résultat		-534	141	293
Capitaux propres part du groupe		2 756	2 750	3 697
Intérêts minoritaires				
Situation nette de l'ensemble consolidé		2 756	2 750	3 697
Dettes financières à long terme	17-18	768	1 145	1 160
Impôts différés	13	95	121	118
Provisions pour retraites et engagements assimilés (2)	19	458	696	591
Provisions non courantes	20	19	14	74
Autres dettes non courantes	21	145	138	122
Total passif non courant		1 485	2 114	2 065
Dettes financières à court terme et découverts bancaires	17-18	200	171	107
Dettes opérationnelles (3)	22	1 544	1 881	2 019
Avances et acomptes reçus des clients (3)	15	538	609	683
Provisions courantes	20	20	20	24
Dettes diverses et d'impôts	23	93	66	113
Total passif courant		2 395	2 747	2 946
Total passif		6 636	7 611	8 708

(2) Les bilans aux 31 décembre 2004 et 2005 ont été retraités dans le cadre de l'amendement de la norme IAS 19 (Cf. Note 2 « Changement de méthode comptable »).
(3) Il convient de noter que certains postes ont fait l'objet de reclassements par rapport aux montants initialement publiés dans le rapport annuel 2005, aux fins d'une information plus appropriée (Cf. Note 1 « Règles et méthodes comptables »).

II. — Comptes de résultat consolidés pour les exercices clos les 31 décembre 2004, 2005 et 2006.

(En millions d'euros)	Notes	2004 (1)		2005		2006	
		Montant	%	Montant	%	Montant	%
Chiffre d'affaires	4	6 235	100	6 954	100	7 700	100
Coûts des services rendus	5	4 712	75,6	5 377	77,3	5 920	76,9
Frais commerciaux	5	611	9,8	524	7,6	508	6,6
Frais généraux et administratifs	5	936	15,0	828	11,9	825	10,7
Marge opérationnelle		-24	-0,4	225	3,2	447	5,8
Autres produits et charges opérationnels	6	-257	-4,1	-11	-0,1	-113	-1,5
Résultat opérationnel		-281	-4,5	214	3,1	334	4,3
Coût de l'endettement financier (net)	7	-28	-0,5	-24	-0,4	-10	-0,1
Autres produits et charges financiers	8	1		-14	-0,2	-18	-0,2
Résultat financier		-27	-0,5	-38	-0,6	-28	-0,3
Charge d'impôt	9	-226	-3,6	-35	-0,5	-13	-0,2
Résultat net		-534	-8,6	141	2,0	293	3,8
Dont :							
Part du groupe		-534	-8,6	141	2,0	293	3,8
Part des minoritaires							

	Note	2004 (1)	2005	2006

Nombre moyen pondéré d'actions ordinaires		131 292 801	131 391 243	132 782 723
Résultat de base par action (en euros)	10	-4,07	1,07	2,21
Nombre moyen pondéré d'actions ordinaires (dilué)		132 789 755	138 472 266	147 241 326
Résultat dilué par action (en euros)	10	-4,02	1,06	2,07

(1) Comptes retraités aux normes IFRS.

III. — Tableaux des flux de trésorerie consolides pour les exercices clos les 31 décembre 2004, 2005 et 2006.

(En millions d'euros)	Notes	2004 (1)	2005	2006
Résultat net		-534	141	293
Dépréciation des écarts d'acquisition	6	19	6	3
Dotations nettes aux amortissements et dépréciation des immobilisations	11-12	213	200	167
Dotations aux provisions et autres charges calculées, nettes (hors actifs circulants)		24	28	97
Plus ou moins-values de cession d'actifs		-14	-166	6
Charges liées aux attributions d'actions et de stocks options	6	4	12	17
Coût de l'endettement financier (net)	7	28	24	10
Charge d'impôt	9	226	35	13
Gains et pertes latents liés aux variations de juste valeur	18			5
Capacité d'autofinancement avant coût de l'endettement financier (net) et impôt (a)		-34	280	611
Impôt versé (b)		4	-36	-31
Variation liée aux créances clients et comptes rattachés et avances et acomptes reçus des clients (2)		134	17	-181
Variation liée aux dettes opérationnelles (2)		132	188	59
Variation liée aux autres créances et dettes diverses et d'impôts		82	93	120
Variation du besoin en fonds de roulement lié à l'activité (c)		348	298	-2
Flux de trésorerie liés à l'activité (d=a+b+c)		318	542	578
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles	11-12	-125	-106	-101
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles		24	14	27
		-101	-92	-74
Décaissements liés aux acquisitions de sociétés consolidées		-55	-3	-33
Encaissements liés aux cessions d'activités et de sociétés consolidées	6	18	194	
Encaissements/décaissements (net) liés aux cessions/acquisitions de sociétés non consolidées		70	5	-13
Décaissements liés aux instruments dérivés			-16	
Encaissements/décaissements (net) liés aux autres opérations d'investissement		-10	-2	1
		23	178	-15
Incidence des variations de périmètre		-5	-6	
Flux de trésorerie liés aux opérations d'investissement (e)		-83	80	-21
Augmentation de capital			5	51

Dividendes versés				-66
Encaissements/décaissements (net) liés aux opérations sur actions propres (3)			-2	2
Augmentations des dettes financières	17	43	474	45
Remboursements des dettes financières	17	-199	-183	-108
Coût de l'endettement financier (net)	7	-28	-24	-10
Flux de trésorerie liés aux opérations de financement (f)		-184	270	380
Variation de la trésorerie nette (g=d+e+f)		51	892	740
Incidence des variations des cours des devises (h)		-9	12	-17
Trésorerie d'ouverture (i)	17	1 190	1 232	2 136
Trésorerie de clôture (g+h+i)	17	1 232	2 136	2 859

(1) Comptes retraités aux normes IFRS.
(2) En 2004 et 2005, les avances et acomptes reçus des clients ont été reclassés dans la « variation liée aux créances clients et comptes rattachés ».
(3) En 2004 et 2005, les encaissements/décaissements (net) liés aux opérations sur actions propres ont été reclassés dans les flux liés aux opérations de financement.

IV. — Tableaux de variation des capitaux propres consolides pour les exercices clos les 31 décembre 2004, 2005 et 2006.

(En millions d'euros)	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (2)	Réserves et résultats consolidés	Réserves de conversion	Situation nette de l'ensemble consolidé (3)
u 1er janvier 2004 (1)	131 165 349	1 049	2 220	-5	43		3 307
ugmentations de capital par levée options (4)	6 700						
ugmentation nette de capital destinée à acquisition de la société Transiciel	211 129	2	5				7
omplément du prix d'acquisition de la ciété Transiciel (6)					9		9
ession de 209 477 actions propres stituées en 2003			1	5			6
lorisation des options de souscription actions (4)					4		4
oduits et charges comptabilisés rectement en capitaux propres					-33	-10	-43
sultat net					-534		-534
31 décembre 2004 (1)	131 383 178	1 051	2 226		-511	-10	2 756
gmentations de capital par levée options (4)	198 800	2	3				5
mplément du prix d'acquisition de la ciété Transiciel (6)					2		2
mination de 85 000 actions propres tenues dans le cadre du programme de hat d'actions (8)				-2			-2
nsolidation et élimination de 576 438 ions attribuées ou attribuables à des ariés du groupe Capgemini (4)				-16	19		3
lorisation des options de souscription ctions (4)					11		11
oduits et charges comptabilisés ectement en capitaux propres					-192	26	-166
sultat net					141		141
31 décembre 2005	131 581 978	1 053	2 229	-18	-530	16	2 750
gmentations de capital par levée ptions (4)	790 393	7	12				19
videndes versés au titre de l'exercice 05 (5)					-66		-66
ission de 312 127 actions dans le cadre complément de prix Transiciel (6)	312 127	2	9				11
prise de provisions pour complément prix Transiciel (6)					-11		-11

Emission de 11 397 310 actions nouvelles dans le cadre de l'augmentation de capital du 6 décembre 2006 (7)	11 397 310	91	407				498
Cession de 84 779 actions restituées			2		1		3
Elimination de 4 720 actions dans le cadre du programme de rachat d'actions (8)				-1	2		1
Réévaluation et élimination des actions attribuées ou attribuables à des salariés du groupe Capgemini (4)				6	-3		3
Valorisation des options de souscription d'actions (4)					15		15
Produits et charges comptabilisés directement en capitaux propres					198	-17	181
Résultat net					293		293
Au 31 décembre 2006	144 081 808	1 153	2 659	-13	-101	-1	3 697

(1) Comptes retraités aux normes IFRS.
(2) Cf. Note 1.K. « Actions propres ».
(3) Au 31 décembre 2006, les intérêts minoritaires sont nuls (Cf. Note 3.B. « Evolution du périmètre, exercice 2006 »).
(4) L'évaluation et la comptabilisation des attributions d'actions et des options de souscription d'actions sont indiquées en Note 10.A. « Plans d'options de souscription d'actions et plans d'attribution d'actions ».
(5) Les dividendes versés aux actionnaires au titre de l'année 2005 s'élèvent à 66 M€, soit 0,50 euro par action.
(6) La seconde branche de l'Offre Publique Alternative d'Echange visant les actions de la société Transiciel lancée par la société Cap Gemini S.A. en date du 20 octobre 2003 comportait un mécanisme de complément de prix estimé au 31 décembre 2005 à 11 M€.
Conformément aux dispositions du § 1.4.13.6 de la note d'information ayant reçu le visa de la COB n° 03-935 en date du 29 octobre 2003, le tiers arbitre a fixé le 27 *juin 2006, à 315 332 le nombre maximum d'actions Cap Gemini à attribuer en conséquence de l'exercice des 8 137 600 Bons d'Attribution d'Actions. A l'issue de la période d'exercice des bons d'attribution d'actions (du 30 juin 2006 au 31 juillet 2006), 8 055 558 bons ont été exercés et ont donné lieu à l'émission de 312 127 nouvelles actions émises sur le deuxième semestre 2006 pour un total de 11 M€. Les provisions antérieurement constituées en 2004 et 2005 pour respectivement 9 M€ et 2 M€ au titre de ce complément de prix ont été reprises.*
(7) En date du 6 décembre 2006 la Société a procédé à une augmentation de capital en numéraire sans droit préférentiel de souscription ni délai de priorité au profit des actionnaires existants, par émission de 11 397 310 actions nouvelles Cap Gemini (après exercice de l'option de sur-allocation de 1 036 119 actions) à un prix de souscription fixé à 44,50€ par action. Le produit brut de l'émission s'élève à 507 M€, prime d'émission incluse. Les frais d'émission s'élèvent à 9 M€.
(8) Cf. Note 10.B. « Programme de rachat d'actions ».

V. — Etats des produits et des charges comptabilisés pour les exercices clos les 31 décembre 2004, 2005 et 2006.

(En millions d'euros)	2004 (1)	2005	2006
Résultat net	-534	141	293
Acquisition d'une option d'achat d'actions visant à neutraliser les effets dilutifs de l'Oceane 2003 émise le 24 juin 2003 (2)		-16	
Composante capitaux propres relative à l'emprunt obligataire émis le 16 juin 2005 (Oceane 2005) (3)		40	
Gains et pertes actuariels liés aux provisions pour retraites et engagements assimilés (4)	-36	-220	150
Impôts différés reconnus en capitaux propres (5)	3	5	43
Ecarts de conversion	-10	26	-17
Autres		-1	5
Produits et charges comptabilisés directement en capitaux propres	-43	-166	181
Total des produits et charges comptabilisés	-577	-25	474

(1) Comptes retraités aux normes IFRS.
(2) Simultanément à l'émission de l'OCEANE 2005, le Groupe a décidé de neutraliser intégralement la dilution potentielle liée à l'OCEANE 2003 émise le 24 juin 2003, d'un montant nominal de 460 M€ et devant venir à maturité le 1er janvier 2010 par l'acquisition d'une option d'achat pour 16 M€ (avant impôts), portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de cette OCEANE 2003 (soit environ 9 millions d'actions).
(3) Le 16 juin 2005, le Groupe a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes (OCEANE 2005), d'un montant nominal de 437 M€ à échéance au 1er janvier 2012 (Cf. Note 17 « Trésorerie nette »).
(4) Cf. Note 2 « Changement de méthode comptable » pour 2004 et 2005 et Note 19 « Provisions pour retraites et engagements assimilés » pour 2006. Les effets des gains et pertes actuariels liés aux provisions pour retraites et engagements assimilés sont calculés dans le tableau ci-dessus au taux de change moyen de chacun des exercices concernés.
(5) En 2004, 2005 et 2006, les impôts différés portent principalement sur les gains et pertes actuariels de la période reconnus en capitaux propres. En 2005, les impôts différés comprennent par ailleurs l'impôt différé passif relatif à la composante capitaux propres de l'emprunt obligataire émis le 16 juin 2005 pour 14 M€ (Cf. (3) ci-dessus), ainsi que l'impôt différé actif pour 6 M€ lié à l'option d'achat d'actions (Cf. (2) ci-dessus). En 2006, les impôts différés actifs incluent en particulier la reconnaissance au Royaume-Uni d'un actif d'impôt, pour un montant de 52 M€, portant sur des éléments constatés directement en capitaux propres entre 2004 et 2006 et relatifs aux provisions pour retraites et engagements assimilés.

VI. — Notes sur les comptes consolidés du groupe.

Note 1. – Règles et méthodes comptables.

n application du règlement européen n° 1606/2002 du 19 juillet 2002, les états financiers consolidés publiés au titre de l'exercice 2006 sont établis onformément aux normes comptables internationales édictées par l'IASB (International Accounting Standards Board). Ces normes comptables iternationales sont constituées des IFRS (International Financial Reporting Standards), des IAS (International Accounting Standards), ainsi que de urs interprétations, qui ont été adoptées par l'Union européenne au 31 décembre 2006 (publication au Journal Officiel de l'Union européenne).
ar ailleurs, le Groupe tient compte des positions adoptées par le Syntec Informatique – organisation représentant les principales sociétés de conseil et e services informatiques en France – sur les modalités d'application des normes IFRS.

convient de rappeler que le Groupe a choisi d'appliquer dès le 1er janvier 2004 les normes IAS 32 « Instruments financiers : information à fournir et résentation » et IAS 39 « Instruments financiers : comptabilisation et évaluation » ainsi que la « Révision de la norme concernant la couverture de flux e trésorerie au titre des transactions intragroupe futures ».
ertaines normes et interprétations adoptées par l'IASB ou l'IFRIC (International Financial Reporting Interpretations Committee) ainsi que par l'Union iropéenne au 31 décembre 2006 n'ont pas donné lieu à une application anticipée. Cela concerne essentiellement :
- IFRS 7 « Instruments financiers : information à fournir » ;
- amendement de la norme IAS 1 « Présentation des états financiers » portant sur les informations à fournir.

es normes et interprétations adoptées par l'IASB ou l'IFRIC mais non encore adoptées par l'Union européenne au 31 décembre 2006 n'ont pas donné eu à une application anticipée. Cela concerne essentiellement IFRIC 10 « Information financière intermédiaire et perte de valeur ». L'application iticipée en 2006 d'IFRIC 10 n'aurait pas eu d'impact sur les comptes consolidés 2006.

convient de noter que certains postes ont fait l'objet de reclassements par rapport aux montants initialement publiés dans le rapport annuel 2005, aux ns d'une information plus appropriée :
- les « Immobilisations financières » ont été reclassées en « Autres actifs non courants » en 2004 et en 2005 ;
- les « Créances sur l'État et organismes sociaux » ont été reclassées en « Créances diverses et d'impôts ».
es comptes consolidés de l'exercice 2006 ainsi que les notes afférentes ont été arrêtés par le conseil d'administration du 14 février 2007.
es principales méthodes comptables appliquées lors de la préparation des états financiers consolidés sont décrites ci-après :

Méthodes de consolidation. — Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle nt consolidés suivant la méthode de l'intégration globale. Le contrôle est exercé lorsque Cap Gemini S.A. a le pouvoir de diriger les politiques iancières et opérationnelles de la société de manière à tirer avantage de ses activités.

es états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle conjoint avec un nombre limité autres actionnaires sont consolidés selon la méthode de l'intégration proportionnelle. Selon cette méthode, le Groupe inclut sa quote-part dans les oduits et charges, actifs et passifs de l'entreprise sous contrôle conjoint dans les lignes appropriées de ses états financiers.

es sociétés sur la gestion desquelles Cap Gemini S.A. exerce une influence notable, sans toutefois exercer un contrôle exclusif ou conjoint, sont mises équivalence. La comptabilisation par mise en équivalence implique la constatation dans le compte de résultat de la quote-part de résultat de l'année l'entreprise associée. La participation du Groupe dans celle-ci est comptabilisée au bilan pour un montant reflétant la part du Groupe dans l'actif net l'entreprise associée.
périmètre de consolidation figure en Note 29 « Liste par pays des sociétés consolidées ».
s sociétés consolidées par le Groupe ont établi leurs comptes au 31 décembre 2006, selon les règles et méthodes comptables appliquées par le Groupe.
s transactions réalisées entre les sociétés consolidées ainsi que les profits internes sont éliminés.
Groupe ne contrôle pas d'entité *ad hoc* non consolidée.

Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données onomiques et d'hypothèses susceptibles de variations dans le temps et comportent certains aléas. Elles concernent principalement la reconnaissance chiffre d'affaires sur les contrats, la reconnaissance d'impôts différés actifs, les tests de valeur sur les actifs et les provisions courantes et non courantes.

Conversion des états financiers. — Les comptes consolidés présentés dans ce rapport ont été établis en euros.

nsemble des postes de bilan exprimés en devises est converti en euros aux taux en vigueur à la date de clôture de l'exercice, à l'exception de la uation nette qui est conservée à sa valeur historique. Les comptes de résultat exprimés en devises étrangères sont convertis aux taux moyens de la iode. Néanmoins, pour certaines transactions significatives, il peut être jugé plus pertinent d'utiliser un taux de conversion spécifique. Les différences conversion résultant de l'application de ces différents taux ne sont pas incluses dans le résultat de la période mais affectées directement en réserve conversion.

s différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites réserve de conversion pour leur montant net d'impôt.

s écarts de change sur créances et dettes libellées en devises étrangères sont comptabilisés en marge opérationnelle ou en résultat financier selon la ure de la transaction sous-jacente.

s taux de change utilisés pour convertir les états financiers des principales filiales du Groupe sont les suivants :

	Taux moyens			Taux au 31 décembre		
	2004	2005	2006	2004	2005	2006
ollar US	0,80512	0,80461	0,79710	0,73416	0,84767	0,75930
vre sterling	1,47413	1,46235	1,46681	1,41834	1,45921	1,48920
ollar canadien	0,61874	0,66459	0,70258	0,60916	0,72860	0,65441
uronne suédoise	0,10960	0,10779	0,10808	0,11086	0,10651	0,11061
ollar australien	0,59241	0,61292	0,60016	0,57277	0,62077	0,59913

Couronne norvégienne	0,11950	0,12485	0,12434	0,12141	0,12523	0,12139
Roupie indienne	0,01777	0,01823	0,01760	0,01684	0,01867	0,01716
Zloty polonais	0,22119	0,24873	0,25682	0,24483	0,25907	0,26103

D. Compte de résultat. — Afin de mieux appréhender les particularités de son activité, le Groupe présente un compte de résultat par fonction, faisant ressortir les éléments suivants : les coûts des services rendus (charges nécessaires à la réalisation des projets), les frais commerciaux et les frais généraux et administratifs. Il convient de noter que ces éléments ne comprennent pas la charge résultant de l'étalement de la juste valeur des actions et options de souscription d'actions attribuées au personnel.

L'ensemble de ces trois postes représente les charges opérationnelles qui, déduites du chiffre d'affaires, permettent d'obtenir la marge opérationnelle, un des indicateurs de performance de l'activité du Groupe.

Le résultat opérationnel est obtenu en déduisant de la marge opérationnelle les autres produits et charges opérationnels. Ceux-ci comprennent la charge résultant de l'étalement de la juste valeur des actions et options de souscription d'actions attribuées au personnel, ainsi que les charges ou produits non récurrents, comme les provisions pour dépréciation des écarts d'acquisition, les plus ou moins-values de cessions de sociétés consolidées ou d'activités, les charges de restructuration afférentes à des plans approuvés par les organes de direction du Groupe et ayant fait l'objet d'une communication externe.

Le résultat net est alors obtenu en prenant en compte les éléments suivants :
— le coût de l'endettement financier (net), qui comprend les intérêts sur dettes financières calculés sur la base du taux d'intérêt effectif, diminués des produits de trésorerie et d'équivalents de trésorerie ;

— les autres produits et charges financiers, qui comprennent principalement les réévaluations des instruments financiers à leur juste valeur, les plus ou moins-values de cession et dépréciations de titres non consolidés, les charges d'intérêts nettes sur régimes de retraite à prestations définies, les gains et pertes de change sur éléments financiers, ainsi que les autres produits et charges financiers sur divers actifs et passifs financiers calculés sur la base de taux d'intérêt effectif ;
— la charge d'impôt courant et différé.

E. Résultat par action. — L'information présentée est calculée selon les principes suivants :
— résultat de base par action : le résultat net (part du Groupe) est rapporté au nombre moyen pondéré d'actions ordinaires en circulation au cours de la période, après déduction des actions propres détenues au cours de la période. Le nombre moyen pondéré d'actions ordinaires en circulation est une moyenne annuelle pondérée, ajustée du nombre d'actions ordinaires remboursées ou émises au cours de la période et calculée en fonction de la date de remboursement et d'émission des actions au cours de l'exercice ;
— résultat dilué par action : le résultat net (part du Groupe) ainsi que le nombre moyen pondéré d'actions ordinaires en circulation, pris en compte pour le calcul du résultat de base par action, sont ajustés des effets de toutes les actions ordinaires potentiellement dilutives : (i) options de souscription d'actions (Note 10.A. « Plans d'options de souscription d'actions et plans d'attribution d'actions »), (ii) Obligations Convertibles et/ou Echangeables en Actions Nouvelles ou Existantes.

F. Méthode de reconnaissance du chiffre d'affaires et des coûts sur prestations. — La méthode de reconnaissance du chiffre d'affaires et des coûts est fonction de la nature des prestations :

- A. Prestations en régie : Le chiffre d'affaires et les coûts des prestations en régie sont reconnus au fur et à mesure de la prestation.

- B. Prestations au forfait : Le chiffre d'affaires sur prestations au forfait, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés, est reconnu au fur et à mesure de la réalisation de la prestation, selon la méthode « à l'avancement ».
Les coûts liés aux prestations au forfait sont reconnus lorsqu'ils sont encourus.

- C. Prestations d'infogérance : Le chiffre d'affaires lié aux prestations d'infogérance est reconnu sur la durée du contrat en fonction du niveau de services rendus. Lorsque ces services consistent en plusieurs prestations non identifiables séparément, le chiffre d'affaires est reconnu linéairement sur la durée du contrat.

Les coûts relatifs aux prestations d'infogérance sont comptabilisés en charge de la période au cours de laquelle ils sont encourus. Toutefois, les coûts engagés dans la phase initiale du contrat (coûts de transition et/ou de transformation) peuvent être différés lorsqu'ils sont spécifiques aux contrats, qu'ils se rapportent à une activité future et/ou génèrent des avantages économiques futurs, et qu'ils sont recouvrables. Ces coûts sont alors classés en travaux en cours. Toutefois, en cas de remboursement, celui-ci est enregistré en diminution des coûts encourus.

Lorsque le prix de revient prévisionnel d'un contrat est supérieur à son chiffre d'affaires, une perte à terminaison est constatée à hauteur de la différence. Les prestations relatives à ces contrats figurent au bilan en créances clients ou en factures à émettre, selon qu'elles ont été facturées ou non.

G. Écarts d'acquisition et immobilisations incorporelles.
- A. Ecarts d'acquisition. — Les écarts d'acquisition représentent l'excédent du coût d'un regroupement d'entreprises sur la part d'intérêt du Groupe dans la juste valeur nette des actifs, passifs et passifs éventuels identifiables à la date de prise de participation, généralement concomitante à la date de prise de contrôle. Ces écarts d'acquisition ne sont pas amortis.
A la date d'acquisition, le coût d'un regroupement d'entreprises est affecté en comptabilisant les actifs, les passifs et les passifs éventuels identifiables de l'entreprise acquise à leur juste valeur à cette date, à l'exception des actifs non courants classés comme détenus en vue de leur vente, qui sont comptabilisés à leur juste valeur diminuée des coûts de leur vente.
Si l'intérêt du Groupe dans la juste valeur nette des actifs, passifs et passifs éventuels acquis dépasse le coût du regroupement, l'excédent est immédiatement comptabilisé dans le résultat de l'exercice d'acquisition après vérification de l'évaluation des actifs, passifs et passifs éventuels identifiables de l'entreprise acquise ainsi que l'évaluation du coût du regroupement d'entreprise.

- B. Immobilisations incorporelles. — Les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée allant de 3 à 5 ans.
Les coûts capitalisés des logiciels développés à usage interne sont ceux directement associés à leur production, c'est-à-dire les charges liées aux coûts salariaux des personnels ayant développé ces logiciels et une quote-part directement affectable de frais généraux de production.

. Immobilisations corporelles. — Les immobilisations corporelles sont inscrites à l'actif du bilan à leur coût historique amorti, diminué des pertes de aleur. Elles ne font l'objet d'aucune réévaluation. Les immeubles détenus par le Groupe ont été valorisés selon l'approche par composants.

es coûts d'emprunt sont exclus du coût des immobilisations.

es dépenses ultérieures (dépenses de remplacement et dépenses de mise en conformité) sont immobilisées et amorties sur la durée de vie restante de immobilisation à laquelle elles se rattachent. Les coûts d'entretien courant et de maintenance sont comptabilisés en charges au moment où ils sont ncourus.

'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations. Il est alculé sur la base du prix d'acquisition, sous déduction d'une valeur résiduelle.

es immobilisations sont amorties selon leur durée de vie attendue, comme suit :

Constructions	20 à 40 ans
Agencements et installations	10 ans
Matériel informatique	3 à 5 ans
Mobilier et matériel de bureau	5 à 10 ans
Matériel de transport	5 ans
Matériels divers	5 ans

s valeurs résiduelles et les durées d'utilité attendues sont revues à chaque clôture.

s plus ou moins-values de cession résultent de la différence entre le prix de vente et la valeur nette comptable des éléments d'actif cédés.

Dépréciation des écarts d'acquisition et des immobilisations incorporelles et corporelles. — La valeur d'utilité des immobilisations incorporelles et rporelles est testée dès lors qu'il existe des indices de perte de valeur à la date d'établissement des comptes, et au moins une fois par an en ce qui ncerne les écarts d'acquisition.

test de valeur consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie (UGT, unités génératrices de sorerie). S'appuyant notamment sur la méthode des flux nets futurs de trésorerie actualisés, l'évaluation de la valeur recouvrable de chaque UGT est fectuée sur la base de paramètres issus du processus budgétaire, du plan stratégique à 3 ans et étendus sur un horizon de 5 ans, qui incluent des taux croissance et de rentabilité jugés raisonnables. Des taux d'actualisation (s'appuyant sur le coût moyen pondéré du capital) et de croissance à long rme sur la période au-delà de 5 ans, appréciés à partir d'analyses du secteur dans lequel le Groupe exerce son activité, sont appliqués à l'ensemble s évaluations des entités générant leurs flux propres de trésorerie. Lorsque la valeur recouvrable d'une UGT est inférieure à sa valeur nette comptable, perte de valeur correspondante est affectée en priorité aux écarts d'acquisition et reconnue en résultat opérationnel dans le compte « Autres produits charges opérationnels ».

Contrats de location. — Les contrats et accords signés par le Groupe sont analysés afin de déterminer s'ils sont, ou contiennent, des contrats de location. s contrats qui ne transfèrent pas au Groupe la quasi-totalité des risques et des avantages inhérents à la propriété sont qualifiés de contrats de location nple, et donnent lieu à des paiements comptabilisés en charges pendant la durée du contrat de location.

revanche, dans le cas où le Groupe assume les avantages et les risques liés à la propriété, le contrat de location est alors qualifié de contrat de location-ancement et il est procédé à un retraitement afin de reconnaître à l'actif le montant le plus faible entre la juste valeur du bien loué et la valeur actualisée paiements futurs et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée d'utilité pour le Groupe, la dette est ortie sur la durée du contrat de location-financement et, le cas échéant, des impôts différés sont reconnus.

Actions propres. — Les titres de Cap Gemini S.A. détenus par elle-même ou par des entités consolidées sont portés en diminution des capitaux opres consolidés, pour leur coût d'acquisition. Inversement, le résultat de la cession éventuelle des actions propres est imputé directement en capitaux opres pour l'effet net d'impôt. La plus ou moins-value ainsi réalisée n'affecte donc pas le résultat de l'exercice.

Impôts différés. — Les impôts différés sont constatés pour tenir compte du décalage temporel entre les valeurs comptables et les valeurs fiscales de rtains actifs et passifs.

s impôts différés sont comptabilisés respectivement en compte de résultat ou en capitaux propres au cours de l'exercice, selon qu'ils se rapportent à s éléments eux-mêmes enregistrés en compte de résultat ou en capitaux propres (Cf. « État des produits et des charges comptabilisés »).

s impôts différés sont comptabilisés selon l'approche bilantielle de la méthode du report variable. Par ailleurs, les impôts différés sont évalués en ant compte de l'évolution connue des taux d'impôt (et des réglementations fiscales) qui ont été adoptés ou quasi adoptés à la date de clôture. L'effet s éventuelles variations du taux d'imposition sur les impôts différés antérieurement constatés en compte de résultat ou en capitaux propres, est pectivement enregistré en compte de résultat ou en capitaux propres au cours de l'exercice où ces changements de taux deviennent effectifs.

s actifs d'impôts différés sont comptabilisés dès lors qu'il est probable que des bénéfices imposables seront réalisés, permettant à l'actif d'impôt féré d'être recouvré. La valeur comptable des actifs d'impôts différés est revue à chaque clôture et est réduite lorsqu'il est probable que les bénéfices posables ne seront pas suffisants pour permettre d'utiliser l'avantage de tout ou partie de ces actifs d'impôts différés. Inversement, une telle réduction a reprise dans la mesure où il devient probable que des bénéfices imposables suffisants seront disponibles.

s actifs et passifs d'impôt différés sont compensés si, et seulement si les filiales ont un droit juridiquement exécutoire de compenser les actifs et sifs d'impôt exigible et lorsque ceux-ci concernent des impôts sur le résultat prélevés simultanément par la même autorité fiscale.

Instruments financiers. — Les instruments financiers sont constitués :

des actifs financiers qui comprennent pour l'essentiel les autres actifs non courants, les clients et comptes rattachés, les créances diverses, les ponibilités en banque et les placements à court terme ;

des passifs financiers qui comprennent les dettes financières à long terme, les autres dettes non courantes, les dettes financières à court terme et ouverts bancaires, les dettes opérationnelles, et les dettes diverses courantes.

instruments financiers (actifs et passifs) entrent au bilan à leur juste valeur initiale.

valuation ultérieure des actifs et passifs financiers correspond, en fonction de leur classification, soit à la juste valeur, soit au coût amorti. Les actifs nciers évalués au coût amorti font l'objet de tests de valeur recouvrable, effectués dès l'apparition d'indices de perte de valeur, et au minimum à que arrêté comptable. La perte de valeur est enregistrée en compte de résultat.

juste valeur d'un actif est le montant pour lequel un actif pourrait être échangé, ou un passif éteint entre parties bien informées, consentantes, et ssant dans des conditions de concurrence normales.

coût amorti correspond à la valeur comptable initiale (nette des coûts de transaction), augmentée des intérêts calculés sur la base du taux d'intérêt ctif et diminuée des sorties de trésorerie (coupons et remboursements de principal). Les intérêts courus (produits et charges) ne sont pas enregistrés

au taux facial de l'instrument financier, mais sur la base du taux d'intérêt effectif de l'instrument (taux actuariel qui inclut les frais, commissions et prime de remboursement).
Les instruments financiers actifs et passifs sont décomptabilisés dès lors que les risques et avantages liés sont cédés et que le Groupe a cessé d'exercer un contrôle sur ces instruments.

a. Évaluation et comptabilisation des actifs financiers.
Autres actifs non courants. — Les autres actifs non courants comprennent pour l'essentiel :
(i) les titres de sociétés non consolidées. — Le Groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations correspondent notamment à des investissements à long terme dans le cadre d'alliances avec les sociétés concernées. Les titres de participation dans les sociétés non consolidées sont analysés comme disponibles à la vente et sont donc comptabilisés à leur juste valeur. Pour les titres cotés, cette juste valeur correspond au cours de bourse. Si la juste valeur n'est pas déterminable de façon fiable, les titres sont comptabilisés à leur coût.
La comptabilisation des titres de sociétés non consolidées est la suivante :
— les variations de juste valeur des actifs sont comptabilisées en capitaux propres jusqu'à leur date de sortie ou de dépréciation ;
— la dépréciation de ces actifs, en cas d'indication objective de diminution de la juste valeur (notamment baisse significative ou durable de la valeur de l'actif), est comptabilisée en résultat ;
— dans le cas où des variations de juste valeur ont été comptabilisées antérieurement en capitaux propres, et s'il existe une indication objective de dépréciation de l'actif, ou en cas de cession des titres, alors la dépréciation ou la sortie des titres doit être comptabilisée en résultat financier et les mouvements antérieurement constatés en capitaux propres également repris.
(ii) Les prêts « aides à la construction » en France, les dépôts et cautionnements et autres prêts à long terme.
(iii) Les créances résultant de l'option de report en arrière de déficits fiscaux détenues sur le Trésor Public.
(iv) Les créances dont la réalisation excède le cycle normal opérationnel de l'activité dans laquelle elles sont nées.
(v) Les instruments dérivés non courants.
Les autres actifs non courants sont comptabilisés au coût amorti, à l'exception :
— des titres de sociétés non consolidées, comptabilisés à leur juste valeur (Cf. ci-dessus) ;
— des instruments dérivés non courants, comptabilisés à leur juste valeur (Cf. ci-après).

Créances clients et comptes rattachés. — Les créances clients et comptes rattachés correspondent à la juste valeur de la contrepartie à recevoir. En cas de différé de paiement au-delà des délais accordés habituellement par le Groupe et dont l'effet est significatif sur la détermination de la juste valeur, les paiements futurs font l'objet d'une actualisation.

Placements à court terme. — Les placements à court terme sont reconnus au bilan à leur juste valeur à la date d'établissement des comptes. Dans le cas de titres cotés, cette valeur est calculée sur la base des cours de Bourse à la date d'établissement des comptes. L'effet des variations de juste valeur est enregistré en produits de trésorerie et d'équivalents de trésorerie au compte de résultat. Les placements à court terme sont essentiellement constitués de parts d'OPCVM de trésorerie et de titres de créances négociables, qui sont mobilisables ou cessibles à très court terme et ne présentent pas de risque significatif de perte de valeur en cas d'évolution des taux d'intérêt.

Instruments dérivés. — Les instruments dérivés sont initialement évalués à leur juste valeur. A l'exception des cas de couverture décrits ci-après, les variations de juste valeur des instruments dérivés, estimées sur la base des cours de marchés ou de valeurs données par les contreparties bancaires, sont reconnues en compte de résultat à la date d'établissement des comptes.
Les instruments dérivés peuvent être désignés comptablement comme des instruments de couverture dans une opération de couverture de juste valeur ou de flux futurs de trésorerie, conformément aux critères définis dans la norme IAS 39 « Instruments financiers : comptabilisation et évaluation ».
La comptabilité de couverture est alors appliquée :
— pour les couvertures de juste valeur d'instruments financiers reconnus au bilan, l'incidence en compte de résultat de la variation de la juste valeur des éléments couverts est compensée par les variations symétriques de juste valeur des instruments de couverture, à raison de leur efficacité ;
— pour les couvertures de flux futurs de trésorerie, les variations de juste valeur du dérivé sont décomposées entre (i) la part efficace, enregistrée en capitaux propres et transférée au compte de résultat quand l'élément couvert impacte lui-même le résultat, (ii) la part inefficace, immédiatement comptabilisée en résultat.
L'efficacité de la couverture est démontrée par des tests d'efficacité prospectifs et rétrospectifs (à chaque date d'arrêté). Ils visent à valider la qualification comptable de couverture, en démontrant que la relation de couverture est efficace (la fourchette 80-125% donnée par la norme pour les tests rétrospectifs est également retenue pour les tests prospectifs).

b. Évaluation et comptabilisation des passifs financiers.
Dettes financières à long terme. — Les dettes financières non courantes comprennent essentiellement les emprunts auprès des établissements de crédit, les emprunts obligataires, ainsi que les dettes résultant de la reconnaissance à l'actif de la valeur des biens pris en location-financement.
Les emprunts auprès des établissements de crédit, ainsi que les emprunts obligataires sont évalués à la date de souscription à leur juste valeur, puis comptabilisés jusqu'à leur échéance selon la méthode du coût amorti.
A la date de souscription de l'emprunt, la juste valeur correspond à la valeur des flux de décaissements futurs actualisés au taux de marché. En outre, les frais et les éventuelles primes d'émission sont imputés sur la juste valeur de l'emprunt.
En ce qui concerne les emprunts obligataires convertibles, la différence entre la valeur nominale de l'emprunt et la juste valeur de sa composante dette telle que calculée ci-dessus, est inscrite en capitaux propres.
A chaque période suivante, la charge d'intérêt comptabilisée en compte de résultat correspond à la charge d'intérêt théorique calculée par application du taux d'intérêt effectif à la valeur comptable de l'emprunt. Le taux d'intérêt effectif est déterminé lors de la souscription de l'emprunt et permet de ramener les flux de décaissements futurs au montant initial de la juste valeur de sa composante dette.
La différence entre la charge d'intérêt telle que calculée ci-dessus et le montant nominal des intérêts est inscrite en résultat, en contrepartie de la dette au passif du bilan.

Autres passifs financiers. — À l'exception des instruments dérivés, les autres passifs financiers sont évalués au coût amorti calculé selon les principes décrits ci-dessus.
Les instruments dérivés sont évalués à leur juste valeur selon les principes décrits ci-dessus (Cf. a) Évaluation et comptabilisation des actifs financiers

N. Trésorerie nette. — La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme.
La trésorerie comprend les placements à court terme, le disponible en banque diminué des découverts bancaires, et les instruments dérivés lorsqu'ils se rapportent à des éléments sous-jacents inclus dans la trésorerie nette.

O. Prestations de retraite.
Régimes à cotisations définies. — Les régimes à cotisations définies font l'objet de versements par les salariés et par les sociétés du Groupe auprès d'organismes habilités à gérer de tels fonds de retraite. Les obligations du Groupe se limitent au paiement de ces cotisations qui sont donc enregistrées en compte de résultat dès qu'elles sont encourues.

égimes à prestations définies. — Les régimes à prestations définies sont :

– soit directement supportés par le Groupe, qui à ce titre, provisionne les coûts des prestations de retraite à servir, évalués à la valeur actuelle des aiements futurs estimés, en retenant des paramètres internes et externes revus régulièrement ;

– soit supportés au travers d'un fonds de pension auquel le Groupe contribue selon les règles et législations sociales propres à chaque pays d'implantation.

es engagements de retraite dans le cadre de ces régimes sont le plus généralement évalués par des actuaires indépendants, suivant la méthode des nités de crédits projetées. Selon cette méthode, chaque période de service donne lieu à une unité supplémentaire de droits à prestations, et chacune de s unités est évaluée séparément pour obtenir l'obligation finale du Groupe.

es engagements de retraite ainsi calculés font l'objet d'une actualisation au taux de rendement des obligations d'entreprises de première catégorie bellées dans la monnaie de paiement de la prestation et dont la durée avoisine la durée moyenne estimée de l'obligation de retraite concernée.

our les régimes de retraite dont les engagements sont couverts par des actifs, seul le déficit est provisionné.

es coûts des services rendus au cours de l'exercice ainsi que les coûts des services passés correspondant à l'accroissement de l'obligation sont constatés n charges opérationnelles, respectivement sur l'exercice et sur la durée résiduelle d'acquisition des droits.

a variation sur l'exercice de l'actualisation des engagements de retraite ainsi que celle du rendement attendu des actifs sont comptabilisées dans les itres produits et charges du résultat financier.

es gains et pertes actuariels sont générés par des changements d'hypothèses actuarielles ou des écarts d'expérience (i.e. écarts entre la projection tuarielle et la réalité à la date d'établissement des comptes) sur les engagements ou sur les actifs financiers du régime. Dans le cadre de l'amendement la norme IAS 19 « Avantages du personnel - écarts actuariels, régimes de groupe et informations à fournir », entré en vigueur le 1er janvier 2006, le roupe a opté pour la reconnaissance en capitaux propres de l'intégralité des gains et pertes actuariels déterminés dans le cadre de l'évaluation des gimes de retraite à prestations définies, au cours de la période dans laquelle ils surviennent (Cf. Note 2 « Changement de méthode comptable »).

Options de souscriptions d'actions accordées au personnel. — Des options de souscriptions d'actions peuvent être accordées à un certain nombre de lariés du Groupe. Elles donnent droit de souscrire à des actions Cap Gemini pendant un délai de cinq ou six ans à un prix d'exercice fixe déterminé rs de leur attribution.

s options font l'objet d'une évaluation correspondant à la juste valeur de l'avantage accordé au salarié à la date d'octroi. Cet avantage est reconnu « Autres produits et charges opérationnels » au compte de résultat, linéairement sur la période d'acquisition des droits de l'option, en contrepartie s capitaux propres.

juste valeur de l'option est déterminée par application du modèle de « Black and Scholes », dont les paramètres incluent notamment le prix d'exercice s options, leur durée de vie, le cours de l'action à la date d'attribution, la volatilité implicite du cours de l'action, et le taux d'intérêt sans risque. La arge comptabilisée tient également compte des hypothèses de rotation de l'effectif bénéficiant de l'attribution d'options.

application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés rès le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2005, sont évalués et comptabilisés en « Autres produits charges opérationnels ». Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.

Provisions. — Une provision est reconnue au bilan à la clôture d'un exercice si et seulement si, il existe une obligation actuelle (juridique ou implicite) sultant d'un événement passé, si il est probable qu'une sortie de ressources représentatives d'avantages économiques sera nécessaire pour éteindre bligation et si le montant de l'obligation peut-être estimé de manière fiable. Les provisions sont actualisées lorsque l'effet de la valeur temps est nificatif.

Tableau des flux de trésorerie consolidés. — Le tableau des flux de trésorerie consolidés analyse les flux opérationnels, d'investissement et de ancement.

Information sectorielle. — Pour ses besoins de gestion, le Groupe analyse son activité selon trois axes : géographie, métier et secteur d'activité de clients. Seules les entités géographiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance. L'information premier niveau correspond aux zones géographiques dans lesquelles le Groupe est implanté. L'information de second niveau correspond aux métiers Groupe.

s coûts liés aux activités opérationnelles et encourus au niveau du Groupe pour le compte des secteurs géographiques et des métiers sont affectés soit ectement, soit sur une base raisonnable.

s éléments non affectés correspondent aux frais de siège.

s prix de transfert inter-segments sont déterminés aux prix de marché.

Gains et pertes de change sur transactions intragroupe. — L'incorporation des états financiers d'une entité étrangère dans les états financiers consolidés Groupe suit les procédures de consolidation normales, telles que l'élimination des soldes et transactions intragroupe. Toutefois, un écart de change i apparaît sur un élément monétaire intragroupe, à long terme ou à court terme, ne peut être éliminé avec un montant correspondant provenant d'autres ldes intragroupe car l'élément monétaire représente un engagement de convertir une monnaie en une autre et expose l'entreprise présentant les états anciers à un profit ou une perte du fait des fluctuations monétaires. En conséquence, dans les états financiers consolidés, un tel écart de change est mptabilisé en produits ou en charges de l'exercice, ou classé en capitaux propres si le sous-jacent fait partie intégrante de l'investissement net du oupe dans les entités étrangères.

Actifs non courants détenus en vue de la vente et activités abandonnées. — Les actifs non courants et les activités abandonnées sont classés comme ifs (et passifs en cas d'activités abandonnées) destinés à être cédés séparément des autres actifs et passifs dès lors que la valeur comptable sera ouvrée principalement par le biais d'une transaction de vente plutôt que par leur utilisation continue.

s actifs non courants et les activités abandonnées destinés à être cédés sont évalués au montant le plus bas entre leur valeur comptable et leur juste eur diminuée des coûts de leur vente.

Note 2. – Changement de méthode comptable.

ns le cadre de l'amendement de la norme IAS 19 « Avantages du personnel - écarts actuariels, régimes de groupe et informations à fournir », entrée vigueur le 1er janvier 2006, le Groupe a opté pour la reconnaissance en capitaux propres de l'intégralité des gains et pertes actuariels déterminés s le cadre de l'évaluation des régimes de retraite à prestations définies, au cours de la période dans laquelle ils surviennent, plutôt que pour la méthode du corridor qui consiste en l'étalement de l'écart actuariel sur la durée résiduelle moyenne de vie active des bénéficiaires, pour la part excédant le s grand de 10% de la valeur actuelle de l'obligation ou de 10% de la juste valeur des actifs du régime à la date de clôture.

changement de méthode comptable a été appliqué rétrospectivement conformément aux dispositions transitoires de la norme IAS 19, tel que détaillé près :

Au compte de résultat, ce changement de méthode est sans incidence sur les résultats 2005 et antérieurs dans la mesure où ces écarts actuariels étaient npris dans les limites fixées par la méthode dite du corridor.

— Au bilan, ce changement de méthode a conduit à reconnaître en provisions pour retraites et engagements assimilés, en contrepartie des capitaux propres, l'intégralité des gains et pertes actuariels jusque là non reconnus du fait de l'application de la méthode dite du corridor ainsi que les effets d'impôts différés correspondants.
Les impacts rétrospectifs de ce changement de méthode sont détaillés ci-après :

Bilan (en millions d'euros)	31 décembre 2004 (1)	31 décembre 2005 (1)
Effet cumulé sur la provision pour retraites et engagements assimilés	35	259
Effet cumulé sur les impôts différés actifs	3	17
Effet cumulé sur les capitaux propres	-32	-242

(1) Ces effets cumulés sont au taux de change applicable à la clôture de chacun des exercices.

Ainsi, aux 31 décembre 2004 et 2005, les gains et pertes actuariels comptabilisés rétrospectivement correspondent à une perte actuarielle nette de respectivement 35 M€ et 259 M€. Au 31 décembre 2005, 244 M€ portaient sur les régimes de retraites à prestations définies couverts par des actifs, et 15 M€ portaient sur les régimes non couverts par des actifs (Cf. Note 19 « Provision pour retraites et engagements assimilés »).
Au 31 décembre 2006, l'application de la nouvelle méthode a conduit à reconnaître en capitaux propres un gain actuariel net (hors impôts différés) de 150 M€ en contrepartie d'une diminution des provisions pour retraites et engagements assimilés (Cf. Note 19 « Provisions pour retraites et engagements assimilés » et l' « État des produits et des charges comptabilisés »).

Note 3. – Evolution du périmètre.

A. Exercices 2004 et 2005. — Les principaux mouvements de périmètre survenus en 2004 et 2005 sont les suivants :
Aux Etats-Unis, le Groupe a créé la société Capgemini Energy LP dans le cadre d'un contrat de services de dix ans prenant effet au 1er juillet 2004 avec la société américaine d'électricité TXU Energy Company LLC. Au 31 décembre 2004, le Groupe intègre globalement la société Capgemini Energy LP détenue à 97,1%.
Le Groupe a cédé, en janvier 2005, sa participation de 25,22% dans la société IS Energy pour un montant de 21 M€, à la suite de l'exercice par l société E.ON de l'option d'achat qu'elle détenait sur ces titres.
Le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au groupe Accenture pour un montant de 143 M€.
Le 12 août 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, cédant 95% de sa participation dans la société Capgemin Japan K.K., pour un montant de 30 M€.

B. Exercice 2006. — Les principaux mouvements de périmètre survenus en 2006 sont les suivants :
Le 30 septembre 2006, le Groupe a acquis 100% du groupe allemand FuE (FuE-Future Engineering Gmbh, FuE-Future Engineering et Consultin Gmbh and Computer Konzept EDV Beratung und Betreuung Gmbh). Le groupe FuE est leader en Allemagne dans les domaines de l'ingénierie et d conseil pour les besoins de l'industrie Aérospatiale. Les activités du groupe FuE sont implantées principalement à Hambourg, Brême, Baden-Baden Toulouse. Le groupe FuE compte environ 250 employés.
L'affectation provisoire du prix d'acquisition a conduit à reconnaître 3 M€ d'actifs incorporels amortissables et 29 M€ d'écart d'acquisition, l'act net de cette société étant de 8 M€ à la date d'acquisition (dont 5 M€ de trésorerie et équivalents de trésorerie). La contribution de cette société a chiffre d'affaires et au résultat de l'exercice 2006 est respectivement de 6 et 1 M€.
Le 11 octobre 2006, le Groupe a racheté 51% de la société Unilever Shared Service Limited (autrement appelée Indigo), filiale d'Hindustan Leve Limited (groupe Unilever). Indigo est un centre de services administratifs, financiers et de contrôle pour Unilever en Inde. La société possède des centre à Bangalore et Chennai et y emploie près de 600 professionnels. Au 31 décembre 2006, la société Indigo est intégrée globalement.
Le contrat d'acquisition prévoit une option d'achat/vente par Capgemini/Hindustan Lever Limited des 49% restants. Cette option d'achat/vente e exerçable à compter du 1er octobre 2008 pour une durée de 6 mois, et porterait la participation du Groupe à 100%. Au 31 décembre 2006, le Groupe reconnu une dette financière correspondant à la valeur actuelle de l'option à cette même date. L'écart entre la valeur actuelle de l'option et la vale comptable des intérêts minoritaires a été comptabilisé en écart d'acquisition.
L'affectation provisoire du prix d'acquisition a conduit à reconnaître 2 M€ d'actifs incorporels amortissables et 20 M€ d'écart d'acquisition, l'act net de cette société étant de 1 M€ à la date d'acquisition (dont 1 M€ de dettes financières). La contribution de cette société au chiffre d'affaires d l'exercice 2006 est de 3 M€ et celle au résultat 2006 non significative.

Note 4. – Chiffre d'affaires.

La ventilation du chiffre d'affaires par zone géographique est la suivante :

(En millions d'euros)	2004		2005		2006	
	Montant	%	Montant	%	Montant	%
Amérique du Nord	1 351	22	1 353	20	1 341	[illegible]
Royaume-Uni et Irlande	1 288	20	1 738	25	2 126	[illegible]
Pays Nordiques	391	6	415	6	441	[illegible]
Benelux	857	14	956	14	1 046	[illegible]
Allemagne et Europe Centrale	477	8	443	6	514	[illegible]
France	1 479	24	1 666	24	1 816	[illegible]
Europe du Sud	299	5	310	4	339	[illegible]

Asie Pacifique	93	1	73	1	77	1
Total	6 235	100	6 954	100	7 700	100

La croissance du chiffre d'affaires de l'exercice 2006 par rapport au chiffre d'affaires de l'exercice 2005 est de 10,7% et de 12,1% à taux de change et érimètre constants.

Note 5. – Charges opérationnelles par nature.

'analyse des charges opérationnelles par nature est la suivante :

(En millions d'euros)	2004		2005		2006	
	Montant	% du chiffre d'affaires	Montant	% du chiffre d'affaires	Montant	% du chiffre d'affaires
Charges de personnel	4 001	64,2	4 175	60,0	4 336	56,3
Frais de déplacements	309	5,0	309	4,5	340	4,4
	4 310	69,2	4 484	64,5	4 676	60,7
Achats et frais de sous-traitance	1 437	23,0	1 808	26,0	2 068	26,9
Loyers et taxes locales	282	4,5	240	3,5	268	3,5
Dotations aux amortissements et provisions	230	3,7	197	2,8	241	3,1
Total	6 259	100,4	6 729	96,8	7 253	94,2

convient de noter que l'effet de change inclus dans le résultat opérationnel en 2006 est non significatif.

es charges de personnel s'analysent de la manière suivante :

(En millions d'euros)	2004	2005	2006
Traitements et salaires	3 171	3 283	3 429
Charges sociales	747	803	818
Charges de retraite - régimes à prestations définies - et autres avantages postérieurs à l'emploi (1)	83	89	89
Total	4 001	4 175	4 336

(1) Cf. Note 19 « Provisions pour retraites et engagements assimilés ».

Note 6. – Autres produits et charges opérationnels :

(En millions d'euros)	2004	2005	2006
Coûts de restructuration	-240	-164	-94
Charges liées aux attributions d'actions et d'options de souscription d'actions (1)	-4	-12	-17
Dépréciation des écarts d'acquisition	-19	-6	-3
Plus-values de cession de sociétés consolidées ou d'activité	6	166	
Autres produits et charges opérationnels		5	1
Total	-257	-11	-113

(1) Ces charges sont déterminées selon les modalités décrites en Note 10.A. « Plan d'options de souscription d'actions et plans d'attribution d'actions ».

2004 et en 2005, les coûts de restructuration recouvrent principalement des coûts relatifs aux réductions d'effectifs et aux mesures de rationalisation parc immobilier (respectivement 153 et 87 M€ en 2004 ; 83 et 66 M€ en 2005). En 2005, les coûts de restructuration comprennent également 15 M€ atifs à un amortissement accéléré de logiciel en Amérique du Nord.

En 2005, les autres produits et charges opérationnels comprennent également des plus-values de cession de sociétés consolidées (le Groupe a cédé sa participation dans la société IS Energy en Allemagne, et sa filiale Capgemini Japan K.K.) ou d'activité avec la cession de l'activité santé du Groupe en Amérique du Nord.
En 2006, les autres produits et charges opérationnels recouvrent pour l'essentiel des coûts de restructuration encourus dans le cadre du plan « MAP » destiné à rationaliser l'organisation des activités d'infogérance du Groupe. Ces coûts s'analysent comme suit :
— 67 M€ de coûts directement liés aux réductions d'effectifs, concernant principalement la France (24 M€), le Royaume-Uni (15 M€), le Benelux (8 M€), les Etats-Unis (6 M€), l'Allemagne et l'Europe Centrale (6 M€) ;
— 16 M€ liés aux mesures de rationalisation du parc immobilier, principalement au Royaume-Uni ;
— 11 M€ de coûts d'industrialisation et de migration liés à la mise en oeuvre de solutions de rightshoring.

Note 7. – Coût de l'endettement financier.

L'analyse du coût de l'endettement financier (net) est la suivante :

(En millions d'euros)	2004	2005	2006
Coût de l'endettement financier brut	-46	-57	-67
Produits de trésorerie et d'équivalents de trésorerie	18	33	57
Coût de l'endettement financier (net)	-28	-24	-10

— Coût de l'endettement financier brut : Le coût de l'endettement financier brut se ventile comme suit :

(En millions d'euros)	2004	2005	2006
Charges d'intérêt des emprunts obligataires convertibles	-20	-30	-43
Autres charges d'intérêt	-26	-27	-24
Total	-46	-57	-67

Les charges d'intérêt des emprunts obligataires convertibles concernent les charges d'intérêt relatives aux Emprunts Obligataires Convertibles ou Echangeables en Actions Nouvelles ou Existantes émis les 24 juin 2003 (OCEANE 2003) et 16 juin 2005 (OCEANE 2005). Ces charges incluent, en 2006, 24 M€ de charges d'intérêt notionnelles.
L'évolution entre 2004 et 2006 s'explique par l'émission de l'OCEANE 2005 représentant une charge (coupon et intérêt notionnel) de 10 M€ en 2005 et 19 M€ en 2006.

En 2006, les autres charges d'intérêt se composent principalement :
— des charges d'intérêt notionnelles de 10 M€ liées aux contrats de location-financement (principalement au Royaume-Uni et en France) ;
— des charges d'intérêt notionnelles de 5 M€ liées aux dettes financières reconnues en contrepartie de la réintégration au bilan des créances de carry back cédées en 2003 et en 2004, dont la comptabilisation au coût amorti généré un produit du même montant en résultat opérationnel ;
— des charges d'intérêt notionnelles de 5 M€ liées à la reconnaissance en dette financière de la valeur actuelle de l'option de vente dont bénéficie le groupe TXU, dans le cadre du contrat d'infogérance signé le 17 mai 2004 pour une période de 10 ans.

— Produits de trésorerie et d'équivalents de trésorerie : Ils comprennent pour l'essentiel la rémunération des placements financiers.
L'augmentation des produits de trésorerie et d'équivalents de trésorerie est principalement liée à l'augmentation de la trésorerie disponible, notamment au réinvestissement des fonds provenant de l'OCEANE 2005 émise le 16 juin 2005 et à l'augmentation des taux d'intérêt en particulier en Europe.

Note 8. – Autres produits et charges financiers.

Les autres produits et charges financiers comprennent :

(En millions d'euros)	2004	2005	2006
Réévaluation des instruments financiers à leur juste valeur	3	2	5
Plus-value de cession de titres non consolidés	18	3	
Gains de change et autres	6	4	8
Total autres produits financiers	27	9	13
Réévaluation des instruments financiers à leur juste valeur	-3	-2	-9
Dépréciation de titres non consolidés		-3	
Charge d'intérêt nette sur régimes de retraite à prestations définies (1)	-9	-8	-9

Charges liées à la comptabilisation de passifs financiers selon la méthode du coût amorti	-5	-4	-3
Pertes de change et autres	-9	-6	-10
Total autres charges financières	-26	-23	-31
Total autres produits et charges financiers	1	-14	-18

(1) Cf. Note 19 « Provisions pour retraites et engagements assimilés ».

a variation des autres produits et charges financiers résulte principalement :
– entre 2004 et 2005, de l'impact, en 2004, de la plus value de 18 M€ dégagée lors de la cession de la participation non consolidée détenue par le roupe dans la société Vertex ;
– entre 2005 et 2006, de l'évolution de la valeur de marché du contrat d'échange de taux d'intérêt relatif à l'emprunt Obligataire Convertible ou changeable en Actions Nouvelles ou Existantes émis le 24 juin 2003 (OCEANE 2003). Il en résulte un produit financier de 1 M€ en 2005 contre une harge financière de 5 M€ en 2006.

Note 9. – Impôts.

a charge d'impôt s'analyse comme suit :

(En millions d'euros)	2004	2005	2006
Impôts courants	11	-34	-49
Impôts différés	-237	-1	36
Total	-226	-35	-13

a charge d'impôts courants de l'exercice 2006 recouvre :
- des impôts sur résultats bénéficiaires pour un total de 39 M€ principalement aux Pays-Bas, en Allemagne et en Inde ;
- des impôts forfaitaires pour 10 M€ supportés essentiellement en Amérique du Nord et en Italie.

e produit d'impôts différés net, de l'exercice 2006, résulte essentiellement de :
- la reconnaissance d'impôts différés actifs sur différences temporelles et déficits fiscaux reportables nés au cours des exercices antérieurs et 2006 (94 M€), rendu possible par l'amélioration de la profitabilité de nombreuses régions ces deux dernières années et à leurs perspectives de oissance. Cette reconnaissance concerne la France pour 40 M€ (Cf. Note 13 « Impôts différés »), le Royaume-Uni pour 32 M€ (Cf. Note 13 « Impôts fférés »), l'Allemagne pour 22 M€, la Norvège pour 8 M€ et des reprises sur différences temporelles dans divers pays pour 8 M€ ;
- l'utilisation, par imputation sur les bénéfices fiscaux 2006 de déficits fiscaux reportables préalablement reconnus au bilan pour 58 M€. Ce montant mprend 43 M€ pour la France.

n 2006, le taux effectif moyen d'impôt sur les résultats s'établit à 4,2% du résultat avant impôt. Ce taux effectif est fortement impacté en 2006 par la connaissance d'impôts différés actifs sur les différences temporelles et déficits fiscaux reportables dont le Groupe dispose. Par ailleurs, le taux effectif rie d'année en année selon la provenance des résultats, le Groupe exerçant ses activités dans des pays à fiscalités différentes.

e rapprochement entre le taux d'imposition applicable en France et le taux effectif d'impôt est le suivant :

(En millions d'euros)	2004	2005	2006
Taux d'imposition en France (%)	35,4	34,9	34,4
(Charge)/produit d'impôts théorique	109	-61	-105
Eléments de rapprochement avec le taux effectif :			
Impôts différés actifs non reconnus ou dépréciés sur différences temporelles et déficits reportables	-117	-16	-11
Effet lié à la réévaluation de l'impôt différé actif nord américain lié à l'acquisition d'Ernst et Young	-226		
Effet lié à la réévaluation de l'impôt différé actif généré en France	36	36	40
Reconnaissance d'impôts différés actifs sur différences temporelles et déficits reportables nés antérieurement au 1er janvier 2006		10	53
Résultats imputés sur déficits reportables préalablement non reconnus		4	41
Différences de taux d'imposition entre pays	3	1	6
Différences permanentes et autres éléments	-31	-9	-37
(Charge)/produit d'impôts réel	-226	-35	-13

Taux effectif d'impôt (%)	-73,4	19,9	4,2

En 2006, le taux effectif d'impôt résulte principalement de :
— la non-reconnaissance d'impôts différés actifs sur différences temporelles et déficits fiscaux reportables pour un montant de 11 M€ ;
— l'effet de la réévaluation, selon les paramètres présentés en Note 13 « Impôts différés », de l'impôt différé actif reconnu en France,
— la reconnaissance d'impôts différés actifs sur différences temporelles et déficits fiscaux reportables autres que ceux relatifs à la France et nés au cours d'exercices antérieurs pour un montant de 53 M€ ;
— l'imputation de résultats fiscaux bénéficiaires de l'exercice sur déficits fiscaux reportables précédemment non reconnus, pour un montant de 41 M€, principalement au Royaume-Uni et en Norvège ;
— différences permanentes et autres éléments pour 37 M€, qui comprennent en 2006 :
— des impôts forfaitaires pour 10 M€ supportés essentiellement en Amérique du Nord et en Italie,
— des différences permanentes et autres éléments pour 27 M€.
Il convient de noter que les impôts différés passifs relatifs à la composante « capitaux propres » de l'OCEANE 2005 émise le 16 juin 2005 et les impôts différés actifs relatifs à l'acquisition de l'option d'achat d'actions visant à neutraliser les effets dilutifs de l'OCEANE 2003 émise le 24 juin 2003 ainsi que ceux relatifs aux écarts actuariels, ont été comptabilisés en contrepartie des capitaux propres (Cf. « État des produits et des charges comptabilisés »).
Au cours de l'exercice et des exercices précédents, plusieurs sociétés du groupe ont fait l'objet de contrôles fiscaux et parfois de redressements fiscaux. Plusieurs de ces redressements ont été contestés et certaines procédures contentieuses sont encore en cours à la clôture.

Note 10. – Capitaux propres.

A. Plans d'options de souscription d'actions et plans d'attribution d'actions. — L'assemblée générale des actionnaires a autorisé le 24 mai 1996, le 23 mai 2000 et le 12 mai 2005, le conseil d'administration ou le directoire à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce pendant un délai respectif de cinq ans pour les plans des 24 mai 1996 (plan 1996) et 23 mai 2000 (plan 2000) et de 38 mois pour le plan du 12 mai 2005 (plan 2005), des options donnant droit à la souscription d'actions.
Les principales caractéristiques de ces plans et les bases de calcul sont récapitulées dans le tableau ci-dessous :

	Plan 1996	**Plan 2000**		**Plan 2005**	**Total**
Date de l'assemblée	**24 mai 1996**	**23 mai 2000**		**12 mai 2005**	
Nombre total d'options pouvant être consenties	6 000 000	12 000 000		6 000 000	
Date des premières attributions au titre de ce plan	1er juillet 1996	1er septembre 2000	1er octobre 2001	1er octobre 2005	
Délai d'exercice des options à compter de leur date d'attribution (sur la base de tranches progressives)	6 ans	6 ans	5 ans	5 ans	
Prix de souscription en % de la moyenne des vingt séances de bourses précédant l'octroi	80%	80%	100%	100%	
Prix de souscription (par action et en euros) des différentes attributions en vigueur :					
Plus bas		139,00	21,00	30,00	
Plus haut		139,00	40,00	43,00	
Nombre d'actions au 31 décembre 2005 pouvant être souscrites sur des options précédemment consenties et non encore exercées	559 000	10 627 300		1 915 500	13 101 80
Nombre de nouvelles options consenties au cours de l'exercice	Plan terminé	Plan terminé		2 067 000	2 067 00
Nombre d'options forcloses ou annulées au cours de l'exercice	559 000	3 188 197		112 500	3 859 69
Nombre d'options exercées en 2006		(1) 773 838		(2) 16 555	790 39
Nombre d'actions au 31 décembre 2006 pouvant être souscrites sur des options précédemment consenties et non encore exercées		(3) 6 665 265		(4) 3 853 445	10 518 71
Durée de vie moyenne pondérée résiduelle (en années)		2,22		4,29	

(1) Au 31 décembre 2006, 498 441 options de souscription d'actions ont été levées, au titre de l'attribution faite à 24 €, 16 300 options au titre d l'attribution faite à 40 €, 21 802 options au titre de l'attribution faite à 31 €, 206 845 options au titre de l'attribution faite à 21 € et 30 450 option au titre de l'attribution faite à 27 €.
(2) Soit 16 555 options au titre de l'attribution faite à 30 €.
(3) Soit 486 500 actions au prix de 139 €, 892 359 actions au prix de 24 €, 917 300 actions au prix de 40 €, 240 101 actions au prix de 31 €, 2 814 15 actions au prix de 21 € et 1 314 850 au prix de 27 €.
(4) Soit 1 787 945 actions au prix de 30 € et 2 065 500 actions au prix de 43 €.

.e Groupe n'est tenu par aucune obligation contractuelle ou implicite de racheter ou de régler les options en numéraire.
l est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une Offre Publique visant la totalité des titres de capital t des titres donnant accès au capital ou aux droits de vote de la Société, les titulaires d'options de souscription pourront – s'ils le souhaitent – lever ussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s).

– Juste valeur des options accordées et incidence sur les états financiers : En application des dispositions de la norme IFRS 1 « Première application es normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est ostérieure au 1er janvier 2005, sont évalués à leur juste valeur et comptabilisés en « Autres produits et charges opérationnels ». Les plans antérieurs ı 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.

Synthèse	Plan 2000				Plan 2005	
Dates des attributions concernées par les etraitements IFRS 2 :	01/10/2003	01/04/2004	01/10/2004	01/04/2005	01/10/2005	01/10/2006
Nombres d'actions attribuées à origine :	1 406 000	566 000	3 634 500	1 623 000	1 915 500	2 067 000
Prix de souscription (par action et en uros) des différentes attributions en igueur :	40	31	21	27	30	43
Prix de l'action à la date d'attribution :	35,88	31,19	19,09	27,06	32,59	41,84
Nombre d'actions souscrites au 1 décembre 2006 :	16 300	21 802	235 645	30 450	16 555	
Principales conditions de marché à la ate d'attribution :						
Volatilité	37-38%	38,1-38,8%	37,5-38,5%	32,4-33,8%	27,4-29,4%	32,4-35,9%
Durée de vie moyenne d'exercice de option (années)	3,5-4,25	3,5-4,25	3-4,25	3-4,25	3-4,25	3-4,25
'aux d'intérêt sans risque	2,7-3,1%	2,8-3%	3-3,3%	2,2-2,9%	2,3-2,7%	3,5-3,6%
'aux de dividendes attendu	1%	1%	1%	1%	1%	1%
Conditions hors marché :						
Présence effective à la date d'exercice	oui	oui	oui	oui	oui	oui
utres	non	Oui (1)	non	non	non	non
Modèle de valorisation utilisé pour éterminer la juste valeur des options	Modèle Black et Scholes	Modèle Black et Scholes	Modèle Black et Scholes	Modèle Black et Scholes	Modèle Black et Scholes	Modèle Black et Scholes
'ourchette des justes valeurs en euros	8,7-10,3	9,2-10,3	4,5-5,7	6,2-7,8	7,6-9,4	10,7-11,7
Nombre d'actions au 31 décembre 2006 ouvant être souscrites sur des options récédemment consenties et non encore xercées :	917 300	240 101	2 814 155	1 314 850	1 787 945	2 065 500

1) Certaines personnes de la société Transiciel ont reçu des options de souscription d'actions dont le nombre définitif était fonction du pourcentage réalisation par l'ensemble Sogeti d'un objectif de « résultat opérationnel brut ajusté », dont les détails sont présentés dans la note d'information yant reçu le visa de la COB n° 03-935 en date du 29 octobre 2003.

fonction des paramètres de calcul utilisés dans la détermination de la juste valeur selon la méthode de « Black et Scholes » (Cf. Note 1.P. « Options souscriptions d'actions accordées au personnel »), le montant global restant à amortir entre 2007 et 2010 au titre des six attributions rentrant dans le amp d'application de la norme IFRS 2 s'élève à 25 M€. Sur l'exercice, la charge reconnue en « Autres produits et charges opérationnels » s'élève à M€.

Actions relatives aux accords signés lors de l'acquisition de l'activité conseil d'Ernst et Young (mai 2000) : Ces accords prévoyaient un dispositif rétention sur une période maximum de cinq ans du personnel-clé de l'activité conseil d'Ernst et Young ayant rejoint le Groupe. Ce dispositif était ndé sur l'acquisition progressive de la propriété des actions attribuées aux apporteurs des activités conseil d'Ernst et Young et pouvait conduire, en de départ du Groupe, à la restitution par la personne concernée d'une partie des actions lui ayant été attribuées en mai 2000. Les accords prévoyaient ailleurs qu'une partie des actions ainsi restituées revenait de droit à Cap Gemini S.A. (ces actions faisant alors l'objet soit d'une annulation soit ne vente), le solde des actions ainsi restituées étant retenu dans les entités locales auxquelles les salariés ayant quitté le Groupe étaient rattachés dans adre du dispositif de rétention (trusts et comptes bancaires) en vue de leur réattribution ultérieure à d'autres salariés du pays concerné. A noter que taines actions ayant été cédées, conformément aux dispositions des accords, préalablement à l'acquisition définitive de leur propriété par les néficiaires concernés ayant ultérieurement quitté le Groupe, ces entités se sont également vues restituer des liquidités (correspondant donc au produit cession d'actions restituées) qui pouvaient, le cas échéant, être attribuées aux salariés du pays concerné sous forme de rémunération exceptionnelle. s réattributions d'actions Cap Gemini dans le cadre de ce dispositif font l'objet de règles d'acquisition progressive de la propriété desdites actions on un calendrier similaire à celui applicable aux options de souscription d'actions accordées par Cap Gemini S.A.

En application de l'amendement de novembre 2004 du SIC 12 (Standing Interpretations Committee), les actifs (actions Cap Gemini et liquidités correspondant au produit de cession d'actions Cap Gemini) détenus dans des entités (trusts et comptes bancaires) mises en place lors de l'acquisition de l'activité conseil d'Ernst et Young en mai 2000, sont consolidés depuis le 1er janvier 2005.
En 2006, ces entités ont attribué 130 400 actions Cap Gemini à leurs salariés respectifs (principalement nord-américains). Compte tenu des règles d'acquisition et des réattributions qui ont eu lieu depuis le 7 novembre 2002, la charge 2006 calculée selon les règles de l'IFRS 2 et comptabilisée en « Autres produits et charges opérationnels » s'élève à 2 M€. Le montant global restant à amortir entre 2007 et 2010 s'élève à 7 M€.

B. Programme de rachat d'actions. — Le programme de rachat d'actions a fait l'objet d'un descriptif publié le 30 mars 2006. La variation en 2006 des actions propres détenues au titre de ce programme (acquises exclusivement dans le cadre d'un contrat de liquidité mis en oeuvre à compter du 30 septembre 2005), est portée en déduction des capitaux propres consolidés 2006 pour un montant de 1 M€.

C. Résultat par action.
— Résultat de base par action : Le résultat de base par action est calculé en divisant le résultat part du Groupe par le nombre moyen d'actions ordinaires en circulation au cours de l'exercice, diminué des actions propres. Le nombre moyen d'actions ordinaires est une moyenne annuelle pondérée ajustée du nombre d'actions ordinaires remboursées ou émises au cours de l'exercice.

	2004	2005	2006
Résultat part du groupe (en millions d'euros)	-534	141	293
Nombre moyen pondéré d'actions ordinaires	131 292 801	131 391 243	132 782 723
Résultat de base par action (en euros)	-4,07	1,07	2,21

L'augmentation du nombre d'actions entre 2004 et 2005 résulte de l'exercice des options de souscription d'actions détenues par des membres du personnel.
L'augmentation du nombre d'actions entre 2005 et 2006 résulte des émissions d'actions liées à l'exercice des options de souscription d'actions détenues par les membres du personnel, au complément de prix Transiciel et à l'augmentation de capital du 6 décembre 2006.

— Résultat dilué par action : Le résultat dilué par action tient compte des instruments dilutifs en circulation à la clôture de l'exercice.
Le cours moyen de l'action sur l'exercice 2006 s'élève à 42,37 €.

Au 31 décembre 2006, les instruments dilutifs inclus dans le calcul ci-dessous comprennent :
— les options de souscription d'actions détenues par les membres du personnel, considérées comme potentiellement dilutives lorsque le cours moyen de marché des actions ordinaires pendant la période excède le prix d'exercice des options de souscription d'actions augmenté de leur juste valeur ;
— les obligations convertibles émises le 16 juin 2005 (OCEANE 2005) qui sont dilutives car la charge d'intérêt comptabilisée, nette d'impôts, soit 12 M€, est inférieure pour chaque obligation au résultat de base par action (Cf. Note 17 « Trésorerie nette »).

	2004	2005	2006
Résultat part du groupe (en millions d'euros)	-534	141	293
Charge d'intérêt sur l'emprunt obligataire convertible OCEANE 2005 (nette d'impôts)		6	12
Résultat part du groupe dilué (en millions d'euros)	-534	147	305
Nombre moyen pondéré d'actions ordinaires (dilué)			
Nombre moyen pondéré d'actions ordinaires	131 292 801	131 391 243	132 782 723
Ajustements :			
Conversion des obligations convertibles OCEANE 2003			
Conversion des obligations convertibles OCEANE 2005 (nombre moyen pondéré)		5 905 405	11 810 810
Exercice des bons d'attribution d'actions liées à l'acquisition du groupe Transiciel	508 600	315 790	
Exercice des options de souscription d'actions détenues par le personnel	988 354	859 828	2 647 793
Nombre moyen pondéré d'actions ordinaires (dilué)	132 789 755	138 472 266	147 241 326
Résultat dilué par action (en euros)	-4,02	1,06	2,07

Les Obligations Convertibles émises le 24 juin 2003 (OCEANE 2003) :
— n'étaient pas dilutives au 31 décembre 2005 dans la mesure où la charge d'intérêt comptabilisée, nette d'impôts, pour chaque obligation était supérieu[re] au résultat de base par action ;
— sont considérées non dilutives au 31 décembre 2006, bien que la charge d'intérêt comptabilisée, nette d'impôts (14 M€), soit inférieure pour chaq[ue] obligation au résultat de base par action (Cf. Note 17 « Trésorerie nette »), dans la mesure où le Groupe dispose d'une option d'achat d'actions, acqui[se] en juin 2005, portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de l'OCEANE 2003 (soit environ 9 millions d'actions) et visa[nt] à en neutraliser intégralement l'effet dilutif potentiel. Dès lors, le résultat 2006 n'a pas été retraité de la charge d'intérêt nette d'impôts des obligatio[ns] convertibles (OCEANE 2003).

. titre d'information il est précisé que dans l'hypothèse où les obligations convertibles émises le 24 juin 2003 seraient prises en compte, en tant u'instrument dilutif, pour le calcul du résultat dilué par action au 31 décembre 2006, le nombre moyen pondéré d'actions ordinaires serait de 156 260 933. .e résultat par action s'élèverait alors à 2,04 € par action.

Note 11. – Ecarts d'acquisition et immobilisations incorporelles.

'analyse par nature et les variations des écarts d'acquisition et immobilisations incorporelles s'analysent comme suit :

(En millions d'euros)	Écarts d'acquisition	Logiciels	Actifs incorporels générés en interne	Autres actifs incorporels	Total
/aleur brute :					
.u 1er janvier 2004	1 788	146	37	38	2 009
:carts de conversion	-16	-7		-6	-29
.cquisitions/augmentations		22	2	50	74
'essions/diminutions	-14	-29		-14	-57
/ariations de périmètre	35	2		85	122
.utres mouvements	-7	50		1	44
.u 31 décembre 2004	1 786	184	39	154	2 163
carts de conversion	41	10		13	64
.cquisitions/augmentations	1	19	2	5	27
essions/diminutions	-5	-20		-13	-38
'ariations de périmètre	4	-16		-2	-14
utres mouvements		8		-16	-8
u 31 décembre 2005	1 827	185	41	141	2 194
carts de conversion	-13	-3		-9	-25
cquisitions/augmentations		13	9	8	30
essions/diminutions		-59	-1	-15	-75
ariations de périmètre	56			6	62
utres mouvements		-16	12	1	-3
u 31 décembre 2006	1 870	120	61	132	2 183
mortissements :					
u 1er janvier 2004		98	21	23	142
carts de conversion		-5		1	-4
otations		33	7	12	52
orties		-22		-13	-35
riations de périmètre				8	8
utres mouvements		15		2	17
1 31 décembre 2004		119	28	33	180
carts de conversion		7		2	9
otations		44	7	16	67
rties		-19		-12	-31
riations de périmètre		-12		-1	-13
utres mouvements		2			2
1 31 décembre 2005		141	35	38	214
arts de conversion		-3		-2	-5
otations		13	6	18	37
rties		-56	-1	-8	-65
riations de périmètre					
tres mouvements					
31 décembre 2006		95	40	46	181

Dépréciation :					
Au 1er janvier 2004		4			4
Ecarts de conversion					
Dotations	19				19
Variations de périmètre					
Autres mouvements	-7	4			-3
Au 31 décembre 2004	12	8			20
Ecarts de conversion					
Dotations	6	3			9
Variations de périmètre					
Autres mouvements					
Au 31 décembre 2005	18	11			29
Ecarts de conversion					
Dotations	3		-2	1	2
Variations de périmètre					
Autres mouvements		-7	7		
Au 31 décembre 2006	21	4	5	1	31
Valeur nette :					
Au 31 décembre 2004	1 774	57	11	121	1 963
Au 31 décembre 2005	1 809	33	6	103	1 951
Au 31 décembre 2006	1 849	21	16	85	1 971

—Valeur nette des écarts d'acquisition : Au 31 décembre 2006, les écarts d'acquisition par principales zones géographiques sont répartis comme suit France (477 M€), Royaume-Uni (477 M€), Benelux (438 M€), Amérique du Nord (199 M€), Allemagne et Europe Centrale (132 M€).

La variation de la valeur nette des écarts d'acquisition en 2006 résulte principalement de :
— l'écart d'acquisition de 29 M€ relatif à l'acquisition du groupe allemand FuE, le 30 septembre 2006 ;
— l'écart d'acquisition de 20 M€ relatif à l'acquisition de la société Unilever Shared Service Limited (autrement appelée Indigo), le 11 octobre 2006
Il convient de noter que cet écart d'acquisition inclut l'option d'achat sur intérêts minoritaires ;
— une dépréciation de 3 M€ sur un écart d'acquisition au Royaume-Uni ;
— l'écart de conversion négatif de 13 M€ sur les écarts d'acquisition libellés en devises étrangères.

— Test de valeur des écarts d'acquisition : Un test de valeurs nettes comptables des écarts d'acquisition au 31 décembre 2006 a été mené en applicatio de la procédure mise en place par le Groupe dans le cadre du contrôle de la valeur de ces actifs. Cette procédure, s'appuyant principalement sur l méthode des flux nets futurs de trésorerie actualisés, consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres d trésorerie.
Ces entités correspondent soit à des filiales soit à des zones géographiques dans lesquelles le Groupe est implanté.
Les principales hypothèses utilisées pour déterminer la valeur recouvrable des écarts d'acquisitions sont les suivantes :

unités génératrices de trésorerie	Amérique du Nord	Royaume-Uni	Benelux	Sogeti	Autres	Total
Valeur nette comptable des écarts d'acquisition (En millions d'euros)	199	477	307	505	361	1 849
Méthode de valorisation de l'unité génératrice de trésorerie	Valeur d'utilité					
Nombre d'années sur lequel les flux de trésorerie sont estimés et projetés à l'infini	5 ans					
Taux de croissance à long terme	3%					
Taux d'actualisation au 31 décembre 2006 après impôt (1)	10,9%	10,1%				
Taux d'actualisation au 31 décembre 2005 après impôt (1)	10,5%	10,1%				
Taux d'actualisation au 31 décembre 2004 après impôt (1)	10,1%					

(1) L'application de taux d'actualisation avant impôt à des flux de trésorerie avant impôt a conduit à une valorisation identique des unités génératrice de trésorerie.

– Éléments de rapprochement entre les investissements au bilan et dans le tableau des flux de trésorerie : Le montant des acquisitions d'immobilisations ncorporelles (30 M€) diffère de celui utilisé dans le tableau des flux de trésorerie (29 M€) du fait de l'exclusion dans ce dernier des transactions sans ffet de trésorerie (acquisitions d'actifs détenus en location-financement pour 1 M€ en 2006).

Note 12. – Immobilisations corporelles.

'analyse par nature et les variations d'immobilisations corporelles s'analysent comme suit :

(En millions d'euros)	Terrains, constructions et agencements	Matériels Informatiques	Autres actifs corporels	Total
/aleur brute :				
u 1er janvier 2004	456	579	126	1 161
carts de conversion	-6	-4	-1	-11
cquisitions/augmentations	32	98	11	141
essions/diminutions	-27	-116	-8	-151
ariations de périmètre	5	10	8	23
utres mouvements	1	-42	-8	-49
u 31 décembre 2004	461	525	128	1 114
carts de conversion	13	17	3	33
cquisitions/augmentations	16	89	10	115
essions/diminutions	-79	-135	-15	-229
ariations de périmètre	-2	-54	-1	-57
utres mouvements	19	-3	-9	7
u 31 décembre 2005	428	439	116	983
carts de conversion	-2	-5	-1	-8
cquisitions/augmentations	18	100	13	131
essions/diminutions	-41	-145	-5	-191
ariations de périmètre	1			1
utres mouvements	3	-9	-4	-10
u 31 décembre 2006	407	380	119	906
ont location-financement	107	158	10	275
mortissements :				
u 1er janvier 2004	180	375	90	645
carts de conversion	-4	-4		-8
otations	43	102	16	161
eprises	-20	-103	-8	-131
ariations de périmètre	5	7	1	13
utres mouvements		-13	-2	-15
31 décembre 2004	204	364	97	665
carts de conversion	9	11	1	21
otations	40	80	10	130
eprises	-63	-117	-13	-193
ariations de périmètre		-39	-1	-40
utres mouvements	5	-2	-5	-2
31 décembre 2005	195	297	89	581
carts de conversion	-1	-2	-1	-4
otations	36	86	9	131

Reprises	-28	-136	-5	-169
Variations de périmètre				
Autres mouvements	-10		-1	-11
Au 31 décembre 2006	192	245	91	528
Dont location-financement	29	83	9	121
Dépréciation :				
Au 31 décembre 2004				
Au 31 décembre 2005	3			3
Au 31 décembre 2006	3			3
Valeur nette :				
Au 31 décembre 2004	257	161	31	449
Au 31 décembre 2005	230	142	27	399
Au 31 décembre 2006	212	135	28	375
Dont location-financement	78	75	1	154

— Éléments de rapprochement entre les investissements au bilan et dans le tableau des flux de trésorerie : Il convient de noter que le montant des acquisitions d'immobilisations corporelles (131 M€) diffère du montant utilisé en tableaux de flux de trésorerie (72 M€) du fait de l'exclusion dans ce dernier des transactions sans effet de trésorerie (acquisitions d'actifs détenus en location-financement pour 59 M€ en 2006).

Note 13. – Impôts différés.

I. Impôts différés actifs et passifs reconnus.

A. Analyse par échéance.

Au 31 décembre (en millions d'euros)	**2004**	**2005**	**2006**
Impôts différés actifs :			
Impôts différés actifs recouvrables à plus d'un an	705	737	761
Impôts différés actifs recouvrables à moins d'un an	73	91	127
Total impôts différés actifs	778	828	888
Impôts différés passifs :			
Impôts différés passifs à plus d'un an	75	105	108
Impôts différés passifs à moins d'un an	20	16	10
Total impôts différés passifs	95	121	118

— Il convient de noter que le montant des impôts différés actifs, aux 31 décembre 2004 et 2005, a été retraité dans le cadre de l'amendement de norme IAS 19 (Cf. Note 2 « Changement de méthode »).

B. Variation des impôts différés actifs et passifs :

(En millions d'euros)	**Impôts différés actifs sur déficits fiscaux reportables**	**Impôts différés actifs sur l'apport des activités conseil d'Ernst et Young**	**Impôts différés actifs sur différences temporelles**	**Total impôts différés actifs**	**Total impôts différés passifs (1)**	**Total impô différés ne**
Au 1er janvier 2006	583	140	105	828	-121	
Ecarts de conversion		-15	-3	-18	5	
Impôts différés constatés en résultat	5		31	36		
Impôts différés constatés en capitaux propres			45	45	-2	
Autres mouvements	-5		2	-3		
Au 31 décembre 2006	583	125	180	888	-118	

Les impôts différés passifs portent sur des différences temporelles.

e détail des impôts différés constatés en résultat (36 M€) est présenté en Note 9 « Impôts ».
e produit d'impôts différés constaté en capitaux propres (43 M€) porte essentiellement sur des écarts actuariels eux-mêmes constatés en capitaux opres. Cette variation est liée à la reconnaissance au 31 décembre 2006 au Royaume-Uni d'un actif d'impôt de 52 M€ sur pertes actuarielles itre 2004 et 2006 (Cf. ci-après « Impôts différés actif sur différences temporelles au Royaume-Uni ») ainsi qu'aux gains actuariels de la période au anada pour 8 M€.

- Impôts différés actifs sur l'apport des activités conseil d'Ernst et Young en Amérique du Nord : L'apport des activités conseil nord-américaines Ernst et Young permet au Groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale s actifs et passifs acquis (soit 3 034 M€ au 31 décembre 2006), ce qui représente une économie d'impôt sur les sociétés aux taux actuels d'impôt environ 1 183 M€. Au cours des derniers exercices, cet amortissement est venu augmenter les déficits fiscaux générés par les opérations américaines, squels sont reportables sur une durée de 20 ans. Dans ces conditions, le Groupe dispose, sous forme de déficits fiscaux et d'amortissements futurs scalement déductibles, d'une source d'économies d'impôts potentielles utilisable, en l'état actuel de la réglementation, jusqu'en 2034.
a valeur de l'actif d'impôts différés est réévaluée en tenant compte d'une estimation des résultats taxables des activités nord-américaines du Groupe r les 5 prochaines années, sur la base de taux de croissance et de rentabilité jugés raisonnables.
u 31 décembre 2006, la valeur de l'actif d'impôt reconnu en Amérique du Nord s'élève à 125 M€.

- Impôts différés actifs sur déficits fiscaux reportables en France : La réorganisation des activités nord-américaines a conduit la société Cap Gemini A. à reconnaître en 2002 une moins-value fiscale nette à court terme dont le montant s'élève à 2,8 milliards d'€. Depuis le 31 décembre 2003, le éficit fiscal correspondant est reportable indéfiniment sur les résultats fiscaux futurs générés en France.
chaque clôture, cet actif d'impôt différé est réévalué en tenant compte d'une estimation du résultat fiscal en France au titre des 15 prochaines années. ette réévaluation a été réalisée en retenant des taux de croissance et de rentabilité jugés raisonnables et en utilisant les paramètres de visibilité suivants :
- reconnaissance de 100% de l'utilisation sur les 5 premières années. La sixième année, les utilisations probables font l'objet d'une provision au taux rfaitaire de 35%, taux en augmentation de 5 points sur les années suivantes et, ceci jusqu'à 70%. Ce taux est porté à 100% au-delà de la quinzième année.
e modèle de réévaluation repose sur une diminution progressive de la visibilité sur la réalisation des estimations avec le temps, de façon à ce que le ontant de l'impôt différé actif ainsi reconnu soit consommé :
- à hauteur de 60% environ au cours des 5 premières années ;
- à hauteur des 40% restants sur la période allant de la sixième à la quinzième année.

u 31 décembre 2006, l'actif d'impôt différé reconnu en France correspondant s'élève à 522 M€ (soit 460 M€ à plus d'un an et 62 M€ à moins d'un an).

- Impôts différés actifs sur différences temporelles au Royaume-Uni : Au 31 décembre 2006, le Royaume-Uni a procédé à la reconnaissance d'actifs impôts différés portant sur des différences temporelles, principalement constituées des provisions pour retraites et engagements assimilés.
et actif d'impôt différé est reconnu en tenant compte d'une estimation du résultat fiscal au Royaume-Uni au titre des 5 prochaines années. Cette connaissance a été réalisée en retenant des taux de croissance et de rentabilité jugés raisonnables.
nsi en 2006, 52 M€ ont été reconnus en contrepartie des capitaux propres (pour les éléments constatés directement en capitaux propres entre 2004 et 06, Cf. « État des produits et des charges »), et 32 M€ ont été reconnus en compte de résultat (dont 28 M€ nés au cours d'exercices antérieurs et M€ nés au cours de l'exercice).
u 31 décembre 2006, l'actif d'impôt différé reconnu correspondant s'élève à 86 M€.

Autres impôts différés actifs reconnus sur déficits fiscaux reportables : Le montant total des actifs d'impôts différés reconnus sur déficits fiscaux portables au niveau du Groupe, en dehors de l'impôt différé actif reconnu en France, s'élève à 61 M€ et concerne l'Allemagne pour 31 M€, la orvège et la Suède pour 11 M€, la Belgique pour 6 M€, le Royaume-Uni pour 5 M€, et d'autres pays pour un total de 8 M€.

Analyse par nature. — Les impôts différés actifs reconnus au 31 décembre 2006 peuvent être détaillés comme suit :

Au 31 décembre (en millions d'euros)	2006
Déficits fiscaux reportables	513
Apport des activités conseil d'Ernst et Young (1)	125
Provisions pour retraites et engagements assimilés	92
Autres	31
Total impôts différés actifs recouvrables à plus d'un an	761
Déficits fiscaux reportables	70
Différentiels d'amortissement	20
Provisions pour retraites et engagements assimilés	10
Réévaluation des encours de production	8
Autres	19
Total impôts différés actifs recouvrables à moins d'un an	127
Total impôts différés actifs reconnus	888

(1) Il convient de noter que les impôts différés reconnus sur l'apport des activités conseil d'Ernst et Young comprennent les déficits fiscaux reportables générés par les amortissements fiscalement déductibles de l'écart d'acquisition ainsi que les amortissements futurs.

Les impôts différés passifs au 31 décembre 2006 peuvent être détaillés comme suit :

Au 31 décembre (en millions d'euros)	2006
Retraitement de l'amortissement des écarts d'acquisition fiscalement déductibles	51
Composantes capitaux propres des emprunts obligataires convertibles (Oceane 2003 et 2005)	21
Retraitements des contrats de location-financement	10
Provisions	10
Autres	16
Total impôts différés passifs à plus d'un an	108
Réévaluation des encours de production	9
Autres	1
Total impôts différés passifs à moins d'un an	10
Total impôts différés passifs	118

II. Impôts différés actifs non reconnus. — Les impôts différés actifs non reconnus s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005	2006
Impôts différés sur déficits fiscaux reportables	564	524	437
Impôts différés sur l'apport des activités conseil d'Ernst et Young (1)	1 067	1 183	1 058
Impôts différés sur différences temporelles	211	380	188
Total	1 842	2 087	1 683

(1) Il convient de noter que les impôts différés non reconnus sur l'apport des activités conseil d'Ernst et Young comprennent les déficits fiscaux reportables générés par les amortissements fiscalement déductibles de l'écart d'acquisition ainsi que les amortissements futurs.

Les impôts différés actifs non reconnus sur déficits fiscaux reportables (437 M€) portent essentiellement sur la France pour un montant de 130 M ainsi que sur l'Amérique du Nord pour un montant de 160 M€ au 31 décembre 2006.
Les impôts différés actifs non reconnus sur différences temporelles au 31 décembre 2006 sont essentiellement relatifs à :
— des provisions pour retraites et engagements assimilés (72 M€), essentiellement au Royaume-Uni ;
— des reconnaissances différées de chiffre d'affaires entre les comptes statutaires et les comptes consolidés (25 M€) ;
— des différences entre les comptes statutaires et les comptes consolidés de méthodes de capitalisation et d'amortissement d'immobilisations (12 M€
— des restructurations (11 M€), des provisions (23 M€) et d'autres éléments divers (45 M€).

Au 31 décembre 2006, les impôts différés actifs non reconnus proviennent essentiellement de l'Amérique du Nord pour 1 308 M€ (dont 1 058 M relatifs à l'apport des activités conseil Ernst et Young, 160 M€ d'impôts différés sur déficits reportables et 90 M€ d'impôts différés sur différence temporelles).

III. Echéancier des déficits fiscaux reportables. — L'échéancier des déficits fiscaux reportables est le suivant :

Au 31 décembre (en millions d'euros)	2004		2005		2006	
	Montant	%	Montant	%	Montant	%
N+1	4		3		62	
N+2	3		69	2	57	
N+3	52	1	48	1	64	
N+4	37	1	43	1	8	
N+5	23	1	9		16	
Plus de 5 ans	4 188	97	4 442	96	4 202	9
Total	4 307	100	4 614	100	4 409	10

Il convient de noter que les déficits fiscaux reportables ne comprennent pas les amortissements futurs fiscalement déductibles relatifs à l'écart d'acquisiti des activités conseil d'Ernst et Young s'élevant à 1 627 M€ au 31 décembre 2006.

Note 14. – Autres actifs non courants.

es autres actifs non courants s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004 (1)	2005 (1)	2006
Titres de sociétés non consolidées	5	5	140
Créances de carry-back	112	116	121
Dépôts et autres créances à long terme	56	32	23
Instruments dérivés	1		3
Divers	11	11	8
Total	185	164	295

(1) Les bilans aux 31 décembre 2004 et 2005 ont été retraités dans le cadre de l'amendement de la norme IAS 19 (Cf. Note 2 « Changement de méthode comptable »).

- Titres de sociétés non consolidées : Les titres de participation dans des sociétés non consolidées au 31 décembre 2006 correspondent principalement :
- aux 14,7% dans la société Kanbay International, Inc. (« Kanbay ») (132 M€). Le 21 novembre 2006, Capgemini North America, Inc. a procédé à cquisition, de 14,7% du capital et des droits de vote de Kanbay (au prix de 29 dollars américains par action), une société de prestations informatiques ocation mondiale spécialisée dans les services financiers, à la suite des contrats conclus avec certains actionnaires significatifs décrits dans le document information déposé auprès de la Securities and Exchange Commission (SEC) aux Etats-Unis le 13 novembre 2006.
tte acquisition de titres a eu lieu parallèlement à l'accord conclu le 26 octobre 2006 entre Capgemini et Kanbay, aux termes duquel Capgemini s'est gagé à acquérir, à travers sa filiale américaine, Capgemini North America, Inc., et sous certaines conditions, l'ensemble des actions composant le pital de Kanbay (Cf. Note 28 « Evénements postérieurs à la clôture »).
- aux titres détenus dans la société MEDecision pour une valeur de 5 M€. Ces titres ont fait l'objet d'une réévaluation, en contrepartie des capitaux opres, suite à l'introduction en bourse de cette société en décembre 2006.
- et aux 5% dans la société Zacatii Consulting Inc. (anciennement Capgemini Japan K.K.) pour un montant de 1 M€, auxquels est attachée une option achat/vente (Cf. Note 25 « Engagements hors bilan »).
- Créances de carry-back : Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 et 33 M€ à un établissement de crédit e créance de 90 M€ et un complément de créance de 39 M€ détenus sur le Trésor Public. Ces créances sont comptabilisées au coût amorti.
- Dépôts et autres créances à long terme : Les dépôts et autres immobilisations à long terme comprennent les prêts « aides à la construction » en France, dépôts et cautionnements et les autres créances à long terme.
- Instruments dérivés : Les contrats de couverture des risques de taux d'intérêts et de change sont détaillés dans la Note 18 « Instruments financiers rivés ».

Note 15. – Clients et comptes rattaches.

s clients et comptes rattachés s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005	2006
Clients	1 329	1 337	1 459
Provisions pour créances douteuses	-37	-33	-25
Factures à émettre	459	467	530
Travaux en cours	22	27	99
Total	1 773	1 798	2 063

total des créances clients, nettes des avances et acomptes reçus, en nombre de jours total de chiffre d'affaires, s'analyse comme suit :

Au 31 décembre (en millions d'euros)	2004	2005	2006
Clients et comptes rattachés hors travaux en cours	1 751	1 771	1 964
Avances et acomptes reçus des clients	-538	-609	-683
Total des créances clients nettes des avances et acomptes reçus	1 213	1 162	1 281
En nombre de jours total de chiffre d'affaires	70	60	60

Note 16. – Créances diverses et d'impôts :

Au 31 décembre (en millions d'euros)	2004	2005	2006
État - impôts sur les sociétés	29	21	20
État et organismes sociaux	41	70	55
Charges constatées d'avance	139	134	118
Divers	10	25	21
Total	219	250	214

Note 17. – Trésorerie nette.

La trésorerie nette est constituée de la trésorerie disponible, diminuée des dettes financières à court et long terme ainsi que des instruments dérivés lorsqu'ils se rapportent à des éléments sous-jacents inclus dans la trésorerie nette.

Au 31 décembre (en millions d'euros)	2004	2005	2006
Trésorerie	1 232	2 136	2 859
Dettes financières	-948	-1 231	-1 224
Instruments dérivés (1)	1	-1	-3
Trésorerie nette	285	904	1 632

(1) Les instruments dérivés actifs sont inclus dans les « Autres actifs non courants », les instruments dérivés passifs sont inclus dans les « Autres dettes non courantes ». Ces instruments dérivés concernent des contrats de couverture de taux d'intérêt et de change, décrits en Note 18 « Instruments financiers dérivés ».

I. Trésorerie. — Au sein du tableau des flux de trésorerie consolidés, la trésorerie s'analyse comme la somme des placements à court terme et du disponible en banque diminuée des découverts bancaires.

Au 31 décembre (en millions d'euros)	2004	2005	2006
Placements à court terme	1 001	1 805	2 460
Banques	251	416	442
Découverts bancaires (1)	-20	-85	-43
Trésorerie	1 232	2 136	2 859

(1) Les découverts bancaires sont inclus dans les « Dettes financières à court terme et découverts bancaires ».

L'augmentation des placements à court terme entre 2005 et 2006 s'explique principalement, d'une part par l'augmentation de capital lancée l 6 décembre 2006 et, d'autre part par la génération de trésorerie au cours de l'exercice.
La trésorerie disponible est investie en Sicav monétaires et en Fonds Communs de Placements monétaires réguliers.

II. Dettes financières. — Les dettes financières s'analysent entre long terme et court terme comme suit :

Au 31 décembre (en millions d'euros)		2004	2005	2006
Emprunts obligataires convertibles ou échangeables en actions nouvelles ou existantes (Oceane 2003 et 2005)	(A)	408	814	83
Dettes liées aux contrats de location-financement	(B)	164	124	10
Autres dettes financières	(C)	196	207	21
Dettes financières à long terme		768	1 145	1 16
Dettes liées aux contrats de location-financement	(B)	64	50	4
Dettes bancaires ou assimilées (1)		46	8	
Billets de trésorerie			15	
Autres dettes financières	(C)	70	13	
Dettes financières à court terme (2)		180	86	6
Total des dettes financières		948	1 231	1 22

1) Les dettes bancaires ou assimilées correspondent principalement à des tirages par les sociétés opérationnelles du Groupe sur des lignes de crédit ancaire. Ces lignes de crédit bénéficient dans certaines circonstances de la garantie de Cap Gemini S.A.
2) Les dettes financières à court terme comprennent à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes financières ont la durée est inférieure à un an, et sont incluses dans les « Dettes financières à court terme et découverts bancaires ».

nalyse de la variation des dettes financières dans le tableau des flux de trésorerie :
- L'augmentation des dettes financières dans le tableau des flux de trésorerie (45 M€) s'explique principalement par l'augmentation de la composante ette des emprunts obligataires (24 M€) et des autres dettes financières (14 M€), essentiellement composées d'intérêts courus non échus liés aux mprunts obligataires (7 M€). Il convient de noter que les augmentations des dettes liées aux acquisitions des immobilisations en location-financement sont pas prises en compte dans le tableau des flux de trésorerie (60 M€ sur 2006).
- Le remboursement des dettes financières dans le tableau des flux de trésorerie (108 M€) s'explique principalement par le paiement de dettes liées ux contrats de location-financement (77 M€), le remboursement des billets de trésorerie (15 M€) et d'autres dettes financières (16 M€).

. Emprunts Obligataires Convertibles ou Echangeables en Actions Nouvelles ou Existantes de Cap Gemini S.A. (OCEANE).
CEANE 2005 émise le 16 juin 2005. — Le 16 juin 2005, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable Actions Nouvelles ou Existantes, ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012 (OCEANE 2005).
e montant nominal de l'emprunt s'élève à 437 M€ et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 37 €. Les obligations ortent intérêt au taux nominal annuel de 1%.
es conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°05-564 en date du 16 juin 2005.

ésumé des principales caractéristiques de l'OCEANE 2005 émise le 16 juin 2005. — Conversion et/ou échange des Obligations en actions.
tout moment, à compter du 24 juin 2005, et au plus tard le septième jour ouvré précédant le 1er janvier 2012.

mortissement normal. — Le 1er janvier 2012 par remboursement au prix de 41,90 € par Obligation, soit environ 113,2% de la valeur nominale des bligations.

mortissement anticipé au gré de la Société :
- à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres bliques de rachat ou d'échange ;
- à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé éterminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, it un taux de 2,875%, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des emiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs cours desquels l'action est cotée, excède 130% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion it en numéraire au gré des porteurs d'obligations ;
- à tout moment, pour la totalité des obligations restant en circulation, si moins de 10% des obligations émises restent en circulation.

mortissement anticipé au gré des porteurs. — En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé tout ou partie de ses obligations.
igibilité anticipée. — A l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement 'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil nimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions dinaires de la Société sur le Premier marché d'Euronext Paris S.A.
noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée s obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

aintien de l'emprunt à son rang. — Cap Gemini S.A. s'est engagée à maintenir les obligations à un rang identique à toutes les autres obligations gociables qui pourraient être émises par la Société (« pari passu »).

mptabilisation de l'OCEANE 2005 a la juste valeur. — Au 31 décembre 2006, la composante dette de l'OCEANE 2005 s'élève à 411 M€ (396 M€ 31 décembre 2005).
mpte tenu du taux effectif de 4,5% (4,8% après prise en compte des frais d'émission), le montant de la charge d'intérêt annuelle comptabilisée s'élève 9 M€, contre un coupon effectivement décaissé de 4,4 M€, calculé sur la base du taux nominal de l'emprunt (1%).

EANE 2003 émise le 24 juin 2003. — Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable Actions Nouvelles ou Existantes, ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010 (OCEANE 2003).
montant nominal de l'emprunt s'élève à 460 M€ et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 51 €. Les obligations rtent intérêt à un taux de 2,5% l'an.
s conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°03 607 en date du 24 juin 2003.
contrat d'échange de taux conclu en 2004 au titre duquel Cap Gemini S.A. était payeur d'un taux variable (Euribor 12 mois postfixé – 0,59%) contre aux fixe de l'OCEANE (2,5%), a fait l'objet d'un aménagement en septembre 2006. Les nouveaux termes du contrat d'échange de taux sont décrits Note 18 « Instruments financiers dérivés ».

sumé des principales caractéristiques de l'OCEANE 2003 émise le 24 juin 2003.

nversion et/ou échange des obligations en actions. — A tout moment à compter du 11 août 2003 et au plus tard le septième jour ouvré précédant le janvier 2010.

nortissement normal. — Les obligations seront amorties en totalité le 1er janvier 2010 par remboursement au pair en numéraire.

nortissement anticipé au gré de la Société. — à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des hats en bourse ou hors bourse, soit par offres publiques de rachat ou d'échange ;
à compter du 2 juillet 2007 et jusqu'au septième jour ouvré précédant le 1er janvier 2010, pour la totalité des obligations restant en circulation, à un x de remboursement anticipé égal au pair, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne hmétique des premiers cours cotés de l'action ordinaire de la Société sur le Premier marché d'Euronext Paris S.A. durant une période de 20 jours de

bourse consécutifs, excède 125% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion soit en numéraire au gré des porteurs d'obligations.

Amortissement anticipé au gré des porteurs. — En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.

Exigibilité anticipée. — A l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le Premier marché d'Euronext Paris S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

Maintien de l'emprunt à son rang. — Cap Gemini S.A. s'est engagée à maintenir les obligations à un rang identique à toutes les autres obligations négociables qui pourraient être émises par la Société (« pari passu »).

Comptabilisation de l'OCEANE 2003 a la juste valeur. — Au 31 décembre 2006, la composante dette de l'OCEANE 2003 s'élève à 427 M€ (418 M€ au 31 décembre 2005).
Compte tenu du taux effectif de 4,8% (5,1% après prise en compte des frais d'émission), le montant de la charge d'intérêt annuelle comptabilisée s'élève à 21,4 M€, contre un coupon effectivement décaissé de 11,5 M€, calculé sur la base annuelle du taux nominal de l'emprunt (2,5%).

B. Dettes liées aux contrats de location financement. — Au 31 décembre 2006, les dettes liées aux contrats de location-financement concernent principalement les financements de l'Université du Groupe « Les Fontaines » située à Gouvieux et des investissements en matériels informatiques réalisés par Capgemini UK Plc et New Horizons System Solutions LP (Canada).

(En millions d'euros)	Antériorité maximale	Echéance maximale des contrats	Taux moyen pondéré	31 /12/06
Université Capgemini (Les Fontaines)	Décembre 2002	Juillet 2014	Euribor 3 mois 0,75%	67
Capgemini UK PLC	Octobre 2000	Novembre 2010	Fixe (10,4%)	37
New horizons system solutions LP	Février 2003	Octobre 2010	Fixe (6,0%)	13
Autres	Avril 1999	Novembre 2011		39
Total dettes à court et long terme				156

Il convient de noter que dans le cadre du contrat d'infogérance conclu avec Schneider Electric le 28 octobre 2004, un certain nombre de contrats d location signés par Schneider Electric n'ont pas encore été transférés au Groupe. Le retraitement des contrats de location-financement pourrait conduir à reconnaître une dette financière additionnelle, d'un montant maximal estimé à 8 M€, correspondant à l'engagement total des contrats de loyers. A 31 décembre 2006, ces engagements sont inclus dans les engagements hors bilan.

C. Autres dettes financières. — Au 31 décembre 2006, les 224 millions d'autres dettes financières comprennent principalement :
— pour un total de 121 M€, la contrepartie de la réintégration au bilan des créances de carry-back (Cf. Note 14 « Autres actifs non courants »),
— pour 65 M€, la valeur actuelle de l'option de vente dont bénéficie le groupe TXU dans le cadre du contrat d'infogérance signé en mai 2004 ;
— pour 19 M€, une dette envers la société TXU résultant de l'application des termes du contrat ;
— pour 9 M€, la valeur actuelle de l'option de vente dont bénéficie la société Hindustan Lever Limited dans le cadre de l'acquisition d'Indigo.

D. Crédit syndiqué conclu par Cap Gemini S.A. — Le 14 novembre 2005, Cap Gemini S.A. a conclu avec un groupe de banques une ligne de créd multidevises de 500 M€ remboursable au plus tard le 14 novembre 2010. Suite à l'exercice par la Société, le 14 septembre 2006, de l'option d'extensio d'un an prévue au contrat (extension qui a été acceptée par les banques le 27 octobre 2006), cette ligne est désormais remboursable au plus tard 14 novembre 2011.
Les conditions de tirage de cette ligne sont les suivantes :
— une marge de 0,50% à ce jour (au-dessus de l'Euribor ou du Libor 1 à 12 mois), à laquelle s'ajoute, au-delà d'un certain niveau d'utilisation de ligne, une commission d'utilisation comprise entre 0,025% et 0,050%. Cette marge peut évoluer à la hausse et à la baisse en fonction de la notation c crédit de Cap Gemini S.A.;
— une commission de non-utilisation de 35% de la marge (soit 0,175% à ce jour) pouvant être réduite à 30% en cas de hausse de la notation de Ca Gemini S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence sur la disponibilité de cette lign

Au titre de cette ligne, Cap Gemini S.A. s'est engagée à respecter les ratios financiers (définis en normes IFRS) suivants :
— un ratio d'endettement net rapporté à la situation nette consolidée qui doit être inférieur à tout moment à 1 ;
— un ratio de couverture du coût de l'endettement financier (net) ajusté de certains éléments par la marge opérationnelle consolidée qui doit êt supérieur ou égal à 3 au 31 décembre et au 30 juin de chaque année (sur la base des 12 derniers mois écoulés).

Il est précisé qu'au 31 décembre 2006, le Groupe respectait ces ratios financiers :
— le ratio d'endettement net rapporté à la situation nette consolidée n'est pas pertinent du fait que le Groupe soit en situation de trésorerie nette positiv
— le ratio de couverture du coût de l'endettement financier (net) par la marge opérationnelle consolidée n'est pas pertinent dans la mesure où le co de l'endettement financier (net) ajusté de certains éléments est nul.

La ligne de crédit comporte des engagements qui limitent la capacité de la Société et de ses filiales à engager certaines opérations, et notamment :
— la création de sûretés sur leurs actifs ;
— les opérations de cession d'actifs et les fusions ou opérations assimilées.
La société Cap Gemini S.A. s'est en outre engagée à respecter certaines clauses habituelles, notamment le maintien de l'emprunt à son rang (« pari passu

nfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de crédit (sous réserve, le cas échéant, de périodes de « grâce »), cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle de survenance d'événement ayant un impact négatif significatif sur la situation financière du Groupe.
ce jour, cette ligne n'a fait l'objet d'aucun tirage.

. Principales caractéristiques des dettes financières.
. Taux d'intérêts et devises.
- Taux moyen des intérêts sur dettes financières : Pour l'exercice 2006, le taux moyen des intérêts sur les dettes financières du Groupe ressort à 5,3% ;
- Taux fixe/taux variable.
u 31 décembre 2006, la part des dettes à taux fixe est de 59%, celle des dettes à taux variable plafonné de 35%, le solde étant à taux variable ;
- Analyse de la sensibilité du coût de l'endettement net 2006 à une hausse des taux.
effet sur le coût de l'endettement brut d'une augmentation théorique moyenne annuelle des taux d'intérêts de 1% rapportée à une position moyenne nuelle de dettes financières est estimé à 1 M€ (6 M€ au 31 décembre 2005).
r ailleurs l'effet sur les produits de trésorerie et d'équivalents de trésorerie d'une hausse théorique moyenne annuelle des taux d'intérêts de 1% pportée à une position moyenne annuelle de trésorerie et d'équivalents de trésorerie est estimé à 20 M€ (14 M€ au 31 décembre 2005).
en résulte un effet théorique positif estimé à 19 M€ sur le coût de l'endettement net de l'exercice.

- Taux d'intérêt effectif (TIE) et échéancier de remboursement :

Au 31 décembre	2004		2005		2006					
	TIE	Montant M€	TIE	Montant M€	TIE	Montant M€	<1 an	>1 et<2 ans	>2 et<5 ans	>5 ans
acements à court terme	2,20%	1 001	2,50%	1 805	3,70%	2 460	2 460			
nques	1,90%	251	1,90%	416	2,40%	442	442			
écouverts bancaires	2,60%	-20	2,80%	-85	3,50%	-43	-43			
ésorerie		1 232		2 136		2 859	2 859			
ceane 2003	5,10%	408	5,10%	418	5,10%	427			427	
ceane 2005			4,80%	396	4,80%	411				411
ettes bancaires ou similées	2,80%	46	6,10%	8	6,80%	6	6			
ttes liées aux contrats de cation-financement	4,90%	228	4,60%	174	6,00%	156	49	31	50	26
tres dettes financières	4,60%	266	5,40%	220	5,40%	224	9	94	37	84
llets de trésorerie			2,65%	15						
ttes financières		948		1 231		1 224	64	125	514	521

Taux d'intérêt effectifs par devises :

Au 31 décembre	2006							
	Euro		Dollar US		Livre Sterling		Autres	Total
	TIE	Montant	TIE	Montant	TIE	Montant	Montant	Montant
	%	M€	%	M€	%	M€	M€	M€
eane 2003	5,10%	427						427
eane 2005	4,80%	411						411
ttes bancaires ou assimilées			6,4%	1			5	6
ttes liées aux contrats de ation-financement	3,4%	94	6,1%	11	10,4%	37	14	156
tres dettes financières	3,9%	138	5,5%	84			2	224
al des dettes financières		1 070		96		37	21	1 224

Justes valeurs :

Au 31 décembre (En millions d'euros)	2004		2005		2006	
	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur
Actif						
Placements à court terme	1 001	1 001	1 805	1 805	2 460	2 460
Banques	251	251	416	416	442	442

Découverts bancaires	-20	-20	-85	-85	-43	-43
Passif						
Oceane 2003 (1)	408	426	418	425	427	434
Oceane 2005 (2)			396	350	411	364
Dettes bancaires ou assimilées	46	46	8	8	6	6
Dettes liées aux contrats de location-financement	228	(3)	174	(3)	156	(3)
Autres dettes financières	266	267	220	220	224	222
Billets de trésorerie			15	15		

(1) La juste valeur de l'instrument financier (valeur boursière) s'élève à 517 M€ au 31 décembre 2006, contre respectivement 465 et 456 M€ aux 31 décembre 2005 et 2004. A des fins de comparaison, les montants indiqués dans le tableau ci-dessus comme « Juste Valeur » correspondent à la composante dette de l'emprunt obligataire.
(2) La juste valeur de l'instrument financier (valeur boursière) s'élève à 611 M€ au 31 décembre 2006, contre 496 M€ au 31 décembre 2005. A des fins de comparaison, les montants indiqués dans le tableau ci-dessus comme « Juste Valeur » correspondent à la composante dette de l'emprunt obligataire.
(3) Compte tenu du nombre de contrats de location-financement, de la diversité de leurs formes et de leurs échéances, cette information n'a pas été jugée pertinente.

Note 18. – Instruments financiers dérivés.

A. Couverture des risques de taux d'intérêts : Au 31 décembre 2006, trois couvertures de taux d'intérêts sont en cours sous la forme de contrats d'échang de taux et de produits optionnels (caps et floors) portant sur un montant total de 593 M€ (contre 497 M€ au 31 décembre 2005), pour des période allant de 2 mois à 8 ans. Les caractéristiques de ces contrats sont les suivantes :

— Le 28 octobre 2004, Cap Gemini S.A. a signé un contrat d'échange de taux d'intérêts à échéance janvier 2010 relatif à l'OCEANE 2003 et qui port sur un notionnel de 460 M€.

Compte tenu de la hausse des taux à court terme observée sur l'exercice écoulé et des anticipations de marché actuelles jusqu'à l'échéance de l'OCEAN 2003 (1er janvier 2010), ce contrat d'échange de taux d'intérêts a fait l'objet d'un aménagement le 15 septembre 2006. Selon les nouveaux termes d contrat, Cap Gemini S.A. est payeur d'un taux variable (Euribor 3 mois postfixé, anciennement Euribor 12 mois postfixé - 0,59% selon les ancien termes du contrat) contre le taux fixe de l'OCEANE (2,5%). Le taux variable est désormais plafonné à 3,07% (3,41% selon les anciens termes du contrat et soumis à un taux plancher de 1,41% (inchangé). Enfin, la clause de désactivation automatique (à coût nul) en cas d'exercice par la Société du dro dont elle dispose de procéder, dans certaines conditions, à l'amortissement anticipé des obligations reste inchangée (les conditions et modalités de c emprunt sont détaillées dans la Note 17 « Trésorerie nette » ainsi que dans la note d'opération ayant obtenu le visa de l'AMF n° 03-607 en date d 24 juin 2003).

L'évaluation de ce contrat à la valeur de marché au 31 décembre 2006 fait apparaître en « Autres produits et charges financiers » une perte s'élevant 5 M€. Dans le bilan au 31 décembre 2006, ce contrat est valorisé à 6 M€ dans les « Autres dettes non courantes ».

— La S.A.R.L. Immobilière Les Fontaines (Université Capgemini) a signé en 2002 un contrat d'échange de taux (swap de taux d'intérêts) échéance juillet 2014 et portant sur un notionnel de 33 M€, relatif à la couverture à hauteur de 50% du contrat de location-financement de ladit Université. Au terme du contrat d'échange de taux correspondant, la S.A.R.L. Immobilière Les Fontaines est payeur de taux fixe à 3,51% contre Euribo 3 mois.

L'évaluation de ce contrat à la valeur de marché au 31 décembre 2006 fait apparaître en « Autres produits et charges financiers » un gain de 1 M€ Dans le bilan au 31 décembre 2006, ce contrat est valorisé à 1 M€ dans les « Autres actifs non courants ».

— Fin février 2006, Cap Gemini S.A. a signé un contrat d'échange de taux à échéance février 2007 et portant sur un notionnel de 100 M€, relatif à couverture de placements à court terme de la Société. Au terme du contrat d'échange de taux correspondant, la Société est payeur de taux variab (Eonia) contre un taux fixe de 2,86%.

L'évaluation de ce contrat à la valeur de marché au 31 décembre 2006 fait apparaître en « Autres produits et charges financiers » une perte de 0,2 M€ Dans le bilan au 31 décembre 2006, ce contrat est valorisé à 0,2 M€ dans les « Autres dettes non courantes ».

B. Couvertures des risques de change.

— Exposition du Groupe aux risques de change : L'exposition du Groupe aux risques de change, induite par les opérations comptabilisées a 31 décembre 2006 par les filiales opérationnelles du Groupe dans une devise différente de leur devise fonctionnelle, est la suivante :

(En millions d'euros)	Euro	Dollar US	Livre Sterling	Couronne Suédoise	Autres devises (1)
Total actif	48	27	11	8	1
Total passif	-34	-10	-295	-1	-1
Exposition aux risques de change avant couverture	14	17	-284	7	
Montants couverts	-6	-10	280	-5	-
Exposition aux risques de change après couverture	8	7	-4	2	-

(1) Les autres devises comprennent essentiellement le dollar canadien, le dollar australien et le franc suisse.

.es montants couverts, au 31 décembre 2006, concernent la société Cap Gemini S.A. dans le cadre de financements internes au Groupe ainsi que la liale Capgemini Consulting India Private Ltd dans le cadre des activités de sous-traitance qu'elle réalise pour les autres régions du groupe.

- Couverture des risques de change : Au 31 décembre 2006, les contrats d'achats/ventes de devises à terme s'élèvent au total à 416 M€ (207 M€ au 1 décembre 2005) et sont les suivants :
- couvertures commerciales, en Inde, à échéance 2007 et 2008 sous la forme de contrats d'achats/ventes de devises à terme pour une contre-valeur tale de 90 M€ et qui portent sur des montants en euros, dollars US et livres sterling ;
- couvertures financières à échéance 2007 sous la forme de contrats d'achats/ventes de devises à terme (swaps de change) dans le cadre de financements ternes au Groupe et qui portent sur des montants en livres sterling, dollars américains, dollars australiens, couronnes suédoises et en francs suisses our une contre-valeur totale de 326 M€.

ar ailleurs, le 3 novembre 2006, Cap Gemini S.A. a fait l'acquisition d'une option de change à caractère de couverture lui conférant la faculté mais on l'obligation d'acheter jusqu'au 26 février 2007, à un prix défini à l'avance, 650 millions de dollars américains, pour une contre-valeur de 518 M€, in de couvrir une partie de son exposition au risque de change relatif à l'acquisition de la société Kanbay annoncée le 26 octobre 2006 pour un montant 1,26 milliards de dollars américains (Cf. Note 28 « Evènements postérieurs à la clôture »). Dans la mesure ou le Groupe a acquis le novembre 2006 14,7% de la société Kanbay, cette option, à échéance 26 février 2007, couvre environ 60% de son exposition de change résiduelle 31 décembre 2006. Le coût de cette option est comptabilisé en « Autres produits et charges financiers » pour un montant de 3,3 M€ (sa valeur au lan au 31 décembre 2006 est non significative).

ans le bilan au 31 décembre 2006, l'ensemble des contrats de couverture de risques de change (désignés comptablement comme instruments de ouverture de juste valeur ou de flux futurs de trésorerie) est valorisé à 2 M€ dans les « Autres actifs non courants ». Au compte de résultat, ces contrats nt apparaître en 2006 une charge de 2,6 M€ comprenant une charge nette de 0,3 M€ en « Autres produits et charges financiers ».

Note 19. – Provisions pour retraites et engagements assimilés.

a variation des provisions pour retraites et engagements assimilés se décompose de la manière suivante :

(En millions d'euros)	Provisions pour retraites et engagements assimilés
31 décembre 2005	696
Ecarts de conversion	3
Augmentation - charge de personnel	98
Diminution- prestations et contributions	-61
Variation des écarts actuariels reconnus en capitaux propres	-150
Autres mouvements	5
31 décembre 2006	591

convient de noter que le montant des provisions pour retraites et engagements assimilés, au 31 décembre 2005, a été retraité dans le cadre de mendement de la norme IAS 19 (Cf. Note 2 « Changement de méthode »).

existe deux catégories de régimes de retraite :
Régimes à cotisations définies : Ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Allemagne et Europe Centrale, les pays rdiques, Italie et Espagne), aux Etats-Unis ainsi que dans les pays d'Asie-Pacifique.
s régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite et sont comptabilisés en charges de l'exercice. s dettes relatives à ces régimes sont comptabilisées en dettes opérationnelles.

Régimes à prestations définies : Il existe deux natures de régime comptabilisées dans les provisions pour retraites et engagements assimilés :
les régimes à prestations définies couverts par des actifs : ces régimes existent au Royaume-Uni, au Canada et dans d'autres régions (Etats-Unis, nde, Suède, Benelux, Allemagne, Suisse et France).
les régimes à prestations définies non couverts par des actifs : ces régimes correspondent à des indemnités de départ à la retraite et de couverture ciale. Les pays principalement concernés sont le Canada, l'Allemagne et l'Europe Centrale, la France, l'Italie et la Suède.

rovisions sur régimes de retraites a prestations définies couverts par des actifs.
Analyse des engagements :

n millions euros)	2004				2005				2006			
	Royaume-Uni	Canada	Autres	Total	Royaume-Uni	Canada	Autres	Total	Royaume-Uni	Canada	Autres	Total
tte actuarielle	993	138	72	1 203	1 572	212	104	1 888	1 647	197	113	1 957
ste valeur des ifs de couverture	673	132	52	857	1 045	182	76	1 303	1 212	193	84	1 489
ficit	320	6	20	346	527	30	28	585	435	4	29	468
nt écarts uariels constatés capitaux propres	24	6	3	33	198	33	13	244	75	9	7	91
vision (actif) net bilan	320	6	20	346	527	30	28	585	435	4	29	468

Montants à l'actif (1)		-13		-13						-3		-3
Montants au passif	320	19	20	359	527	30	28	585	435	7	29	471

(1) Les montants concernent un excédent de couverture sur un plan au Canada.

Au 31 décembre 2006, le montant net des engagements « Autres » 29 M€ porte essentiellement sur les Etats-Unis (18 M€), l'Allemagne et l'Europe Centrale (4 M€), l'Irlande (3 M€), le Benelux (1 M€) et les pays Nordiques (1 M€).

B. Analyse des variations des provisions.
— Analyse de la variation des valeurs actualisées de l'obligation et des actifs de couverture :

(En millions d'euros)	Valeur actualisée del'obligation	Juste valeur des actifs de couverture	Provision (actif) net au bilan
Au 1er janvier 2005	1 203	-857	346
Charge nette de l'exercice :			
Coût des services rendus	78		78
Intérêts financiers	73		73
Rendement attendu des actifs		-68	-68
Prestations versées aux salariés	-31	28	-3
Contributions aux plans		-57	-57
Variations des écarts actuariels	313	-120	193
Ecarts de conversion	63	-50	13
Contrat aspire à la date de transfert (1)	178	-165	13
Autres variations	11	-14	-3
Au 31 décembre 2005	1 888	-1 303	585
Charge nette de l'exercice :			
Coût des services rendus	91		91
Intérêts financiers	93		93
Effet de réduction et liquidation (2)	-27	17	-10
Rendement attendu des actifs		-89	-89
Contributions versées par les salariés	6	-6	
Prestations versées aux salariés	-37	37	
Contributions aux plans		-57	-57
Variations des écarts actuariels	-81	-73	-154
Ecarts de conversion	6		6
Autres variations	18	-15	3
Au 31 décembre 2006	1 957	-1 489	468

(1) En 2005, le transfert des engagements liés à la signature du contrat Aspire au Royaume-Uni est intervenu sur l'exercice 2005, le délai offert aux employés pour rejoindre, à leur initiative, le régime de retraite de la société Capgemini UK Plc ayant pris fin au cours du premier semestre 2005. A la date du transfert, portant sur les droits de 1 530 collaborateurs, le refinancement du plan a été pris en charge par le précédent prestataire de services, sur la base d'une évaluation d'actuaires.
(2) En 2006, les réductions et liquidations de régimes concernent principalement un transfert de salariés, intervenus dans le cadre de la cession de l'activité de services d'infrastructure de gestion de réseau à la société British Telecom au Royaume-Uni.

La charge opérationnelle de l'exercice (91 M€) concerne pour l'essentiel le Royaume-Uni (68 M€) et le Canada (12 M€). Elle est déterminée sur base des hypothèses détaillées ci-après.
La charge financière de l'exercice correspondant à l'actualisation de l'obligation s'élève à 93 M€. Celle-ci concerne principalement le Royaume-U (76 M€) et le Canada (11 M€). Elle est déterminée sur la base des hypothèses détaillées ci-après.
Le produit de rendement attendu des actifs (89 M€) concerne pour l'essentiel le Royaume-Uni (72 M€) et le Canada (13 M€). Il est déterminé sur base des hypothèses détaillées ci-après.
Les prestations versées aux salariés (37 M€) portent principalement sur le Royaume-Uni (20 M€) et le Canada (10 M€).
Les principaux contributeurs aux plans sur l'exercice (57 M€) sont le Royaume-Uni (40 M€) et le Canada (12 M€).

— Analyse de la variation des écarts actuariels reconnus : Les écarts actuariels résultent d'augmentations ou de diminutions de la valeur actualisée l'obligation ou de la juste valeur des actifs du régime correspondant.

:es écarts incluent (i) les effets des changements d'hypothèses actuarielles (principalement taux d'actualisation des engagements et taux de rendement ttendu des actifs du régime) et (ii) les effets des différences entre les hypothèses actuarielles retenues et ce qui s'est effectivement produit (ces derniers ont des « ajustements liés à l'expérience » et sont détaillés ci-après « III. Analyse des ajustements liés à l'expérience inclus dans les écarts actuariels »).
.a perte actuarielle reconnue en 2005 (193 M€) s'explique principalement par la baisse des taux d'actualisation des engagements au Royaume-Uni et u Canada, et par l'adoption d'une nouvelle table de mortalité au Royaume-Uni.
.e gain actuariel reconnu en 2006 (154 M€) est lié à des changements d'hypothèses actuarielles, principalement au Royaume-Uni pour 125 M€, où taux d'actualisation des engagements retenu a été augmenté de 0,5 point.

:. Analyse des actifs de couverture.
.es principales catégories d'actifs de couverture se répartissent comme suit :

(En millions d'euros)	2004	%	2005	%	2006	%
\ctions	567	66	852	65	958	64
)bligations	231	27	388	30	456	31
3iens immobiliers	26	3	32	3	39	3
'résorerie	21	3	14	1	16	1
\utres	12	1	17	1	20	1
'otal	857	100	1 303	100	1 489	100

. Effectifs relatifs aux régimes de retraites à prestations définies couverts par des actifs :

	2004	2005	2006			
	Total	Total	Royaume-Uni	Canada	Autres	Total
alariés en activité	5 991	10 939	4 290	932	6 961	12 183
nciens salariés	5 651	6 307	6 207	37	1 175	7 419
etraités	811	936	1 028	107	32	1 167
otal	12 453	18 182	11 525	1 076	8 168	20 769

augmentation des effectifs est relative à l'expansion des activités du Groupe en Inde.
ı 31 décembre 2006, le total des autres effectifs concerne pour l'essentiel l'Inde (6 152 salariés), et la dette actuarielle s'y rapportant s'élève à 2 M€.
ı Inde, un contrat d'assurance couvre le versement de primes de départ aux salariés ayant au moins deux ans d'ancienneté.

Principales hypothèses actuarielles.
Taux d'actualisation et d'augmentation des salaires :

En %	2004	2005	2006		
			Royaume-Uni	Canada	Autres
ıux d'actualisation des engagements	3,5-7,0	2,6-7,4	5,3	5,3	2,6-8,1
ıux d'augmentation des salaires	1,5-6,0	1,5-6,0	3,5	3,3	1,5-6,0

Analyse du taux de rendement attendu des actifs du régime :

(En millions d'euros)	2004	2005	2006		
			Royaume-Uni	Canada	Autres
ctions	4,0-8,6	4,8-8,6	8,0	8,5	6,0-7,3
bligations	2,5-7,0	2,4-7,8	4,6-5,3	5,3	2,5-7,3
ens immobiliers	6,3-6,5	6,0-6,5	6,5		5,0-6,3
ésorerie	3,8	3,8	3,8		2,0

Contribution prévisionnelle pour l'exercice 2007. — En 2007, le Groupe prévoit de verser 62 M€ de contributions aux titres des régimes de retraite restations définies.

II. Provisions sur régimes de retraites a prestations définies non couverts par des actifs.
A. Analyse des engagements :

(En millions d'euros)	2004	2005	2006					
	Total	Total	France	Canada	Allemagne et Europe Centrale	Italie	Suède	Total
Dette actuarielle	105	116	38	34	25	15	13	125
Juste valeur des actifs de couverture								
Déficit	105	116	38	34	25	15	13	125
Dont écarts actuariels constatés en capitaux propres	2	15	7	3	5		3	18
Coûts des services passés non constatés	-5	-5	-5					-5
Provisions nettes au bilan	100	111	33	34	25	15	13	120
Montants à l'actif								
Montants au passif	100	111	33	34	25	15	13	120

En France et en Italie le régime à prestations définies est relatif au service des indemnités de départ à la retraite.
Au Canada, le régime concerne principalement le service d'une couverture médicale.
En Allemagne et Europe Centrale, le régime concerne principalement des régimes de retraites venant en complément du régime légal.

B. Analyse des variations des engagements :

(En millions d'euros)	Valeur actualisée de l'obligation	Juste valeur des actifs de couverture	Coûts des services passés non reconnus	Provision actif net au bilan
Au 1er janvier 2005	105		-5	100
Variations de périmètre	-11			-11
Charge nette de l'exercice :				
Coût des services rendus	11			11
Intérêts financiers	3			3
Prestations versées aux salariés	-5			-5
Variations des écarts actuariels	13			13
Ecarts de conversion	3			3
Autres variations	-3			-3
Au 31 décembre 2005	116		-5	111
Variations de périmètre				
Charge nette de l'exercice :				
Coût des services rendus	9			9
Intérêts financiers	5			5
Effet de réduction ou liquidation	-1			-
Prestations versées aux salariés	-4			-
Variation des écarts actuariels	4			4
Ecarts de conversion	-3			-
Autres variations	-1			-
Au 31 décembre 2006	125		-5	12

La charge opérationnelle sur l'exercice 2006 (9 M€) concerne l'Italie (3 M€), le Canada (3 M€), la France (2 M€) et l'Allemagne et Europe Centra (1 M€).
Les prestations versées aux salariés concernent principalement l'Italie (2 M€), le Canada (1 M€) et l'Allemagne et Europe centrale (1 M€).

— Analyse de la variation des écarts actuariels reconnus : Il convient de noter que la perte actuarielle reconnue en 2006 inclut les effets en France la loi de financement de la Sécurité Sociale promulguée le 22 décembre 2006.

C. Effectifs relatifs aux régimes de retraites à prestations définies non couverts par des actifs :

	2004	2005	2006					
	Total	Total	France	Canada	Allemagne et Europe Centrale	Italie	Suède	Total
alariés en activité	23 767	19 989	20 086	1 864	400	1 271	32	23 653
nciens salariés	986	1 148		74	100		811	985
etraités	116	120		214	57		11	282
otal	24 869	21 257	20 086	2 152	557	1 271	854	24 920

. Principales hypothèses actuarielles :

En %			2006				
	2004	2005	France	Canada	Allemagne et Europe Centrale	Italie	Suède
Taux 'actualisation es engagements	4,4-6,0	3,7-6,0	4,2	5,3	4,5	4,4	3,9
Taux 'augmentation es salaires	1,5-4,8	2,0-4,5	1,5	3,3	2,0	4,5	2,0

. Analyse des « ajustements lies à l'expérience » inclus dans les écarts actuariels. — Cette analyse recouvre les régimes de retraites à prestations finies couverts et non couverts par des actifs.
s « ajustements liés à l'expérience » représentent les effets des différences entre les hypothèses actuarielles retenues et ce qui s'est effectivement produit.
s montants relatifs à la période en cours et aux périodes précédentes se présentent comme suit :

(En millions d'euros)	2004	2005	2006
Ajustement des passifs lié à l'expérience (1)	17	37	37
Ajustement des actifs lié à l'expérience (2)	27	112	50

(1) + : Augmentation des passifs / - : diminution des passifs.
(2) + : Augmentation des actifs / - : diminution des actifs.

s ajustements d'expérience concernent principalement le Royaume-Uni et le Canada.

. Analyse de la sensibilité des coûts médicaux. — Les coûts médicaux concernent uniquement le Canada. Les effets sur les exercices 04, 2005 et 2006 d'une variation théorique de 1% de leur taux d'évolution auraient un effet au compte de résultat (coût des services rendus et intérêts anciers) de plus ou moins 1 M€ et sur l'engagement au bilan un effet variant de moins 4 M€ à plus 5 M€.

Note 20. – Provisions courantes et non courantes.

variation des provisions courantes et non courantes se décompose de la manière suivante :

(En millions d'euros)	2005	2006
Au 1er janvier	39	34
Dotations	18	73
Reprises pour utilisation	-18	-9
Reprises pour non utilisation	-10	-3
Autres	5	3
Au 31 décembre	34	98

31 décembre 2006, les provisions courantes et non courantes concernent principalement des risques sur projets et contrats pour un montant de 88 M€ les risques liés à des litiges sociaux et fiscaux pour un montant de 10 M€ (6 M€ au 31 décembre 2005).

Note 21. – Autres dettes non courantes.

Les autres dettes non courantes comprennent principalement les dettes de restructuration liées aux mesures de rationalisation du parc immobilier engagées essentiellement sur les exercices précédents aux Etats-Unis et au Royaume-Uni, la part à plus d'un an des réserves spéciales de participation en France ainsi que les contrats de couverture de risque de taux d'intérêts (Cf. Note 18 « Instruments financiers dérivés »).

Note 22. – Dettes opérationnelles.

Les dettes opérationnelles, hors avances et acomptes reçus des clients présentés séparément, s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005	2006
Fournisseurs	534	735	817
Impôts et taxes	251	294	306
Personnel	697	787	858
Divers	62	65	38
Total	1 544	1 881	2 019

L'évolution des dettes opérationnelles est directement corrélée à l'évolution des postes « Achats et frais de sous-traitance » et « Charges de personnel », et reflète la croissance des activités du Groupe.

Note 23. – Dettes diverses et d'impôts :

Au 31 décembre (en millions d'euros)	2004	2005	2006
État - impôts sur les sociétés	56	47	65
Dettes diverses	37	19	48
Total	93	66	113

Les dettes diverses s'analysent entre la part à moins d'un an des réserves spéciales de participation et les autres dettes courantes. L'évolution sur l'exercic résulte de la participation en France et du solde du prix d'acquisition du Groupe FuE en Allemagne.

Note 24. – Rémunération des membres des organes de direction.

Le tableau ci-dessous analyse la rémunération des membres des organes de direction générale présents à la clôture de l'exercice, soit 24 personnes a 31 décembre 2006 (20 personnes au 31 décembre 2005).

(En milliers d'euros)	2005	2006
Avantages à court terme hors charges patronales (1)	14 632	17 693
Avantages à court terme : charges patronales	2 451	3 257
Avantages postérieurs à l'emploi (2)	504	497
Rémunération en actions (3)	973	1 527

(1) Inclut les salaires bruts, rémunérations, primes, intéressement, jetons de présence et avantages en nature.
(2) Ce montant comprend essentiellement des indemnités conventionnelles de retraite.
(3) Ce montant correspond à la charge annuelle liée aux attributions d'options de souscription d'actions.

Note 25. – Engagements hors bilan.

A. Engagements donnés :

Au 31 décembre (en millions d'euros)	2004	2005	2006
Sur locations non résiliables	1 078	1 046	867
Sur contrats fournisseurs	70	89	91
Autres engagements donnés	75	44	42
Total	1 223	1 179	1 000

- Les engagements donnés par le Groupe sur des locations non résiliables s'analysent comme suit :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
I+1	31	146	50	6	233
I+2	17	131	37	7	192
I+3	7	110	21	4	142
I+4	2	87	6		95
I+5	2	69			71
I+6 et années ultérieures		134			134
1 décembre 2006	59	677	114	17	867
1 décembre 2005	100	817	117	12	1 046
1 décembre 2004	69	888	112	9	1 078

ı 31 décembre 2006, les engagements sur des locations non résiliables sont principalement donnés au Royaume-Uni (149 M€), au Benelux (146 M€), France (140 M€), en Allemagne et Europe Centrale (122 M€) et en Amérique du Nord (105 M€). Les charges de loyer reconnues en compte de sultat sur l'exercice s'élèvent à 229 M€.

diminution des engagements sur locations de matériel informatique est liée à l'échéance en 2006 d'un certain nombre de contrats notamment au yaume-Uni et en France.

s baux relatifs aux bureaux varient selon les zones géographiques, et s'étalent sur des périodes comprises entre 5 et 25 ans. La durée des contrats de cation de véhicules s'étale de 3 à 5 ans. La diminution des engagements sur locations de bureaux non résiliables sur 2006 est essentiellement liée aux esures de rationalisation du parc immobilier.

Les engagements sur contrats fournisseurs correspondent principalement aux commandes d'achat à venir dans le cadre de contrats d'achats globaux.

Les autres engagements donnés recouvrent principalement :

les cautions bancaires données à l'occasion de contentieux fiscaux en France et en Espagne ;

les engagements sociaux en Hollande et en Suède.

Engagements donné et reçu sur intérêts minoritaires. — Le 12 avril 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, dant 95% de sa participation dans la société Capgemini Japan K.K., pour un montant de 30 M€. Le contrat de cession stipule au bénéfice du Groupe pgemini, une option de vente de ses 5% d'intérêts résiduels dans la société Zacatii Consulting Inc. (anciennement Capgemini Japan K.K.) ; et au néfice du groupe NTT Data Corporation, une option d'achat portant sur ces même titres. Ces options sont exerçables sur une période de deux ans (à rtir du 14 juillet 2008) pour le montant le plus élevé entre la valeur de marché de ces titres à la date de l'exercice, et la valorisation de ces titres telle e déterminée à partir du montant initial de la transaction (soit 1 M€ pour les 5% résiduels au 31 décembre 2006).

Engagements donnés sur contrats clients. — Dans un certain nombre de grands contrats signés, le Groupe a été amenée à mettre en place des garanties performance et/ou financière, en particulier concernant les contrats « ASPIRE » signé avec Inland Revenue le 5 janvier 2004 pour un montant estimé milliards de livres Sterling, TXU signé le 17 mai 2004 pour un montant de 3,5 milliards de dollars, Schneider Electric Industries SAS signé le octobre 2004 pour un montant de 1,6 milliards d'€, Metropolitan Police pour un montant de 350 millions de Livres Sterling et le contrat cadre signé ec Euroclear.

r ailleurs le Groupe a également donné des garanties financières limitées dans le cadre de divers contrats clients pour un montant total de 91 M€ au décembre 2006.

fin, certains clients bénéficient de garanties bancaires émises par le Groupe pour un montant global de 55 M€ au 31 décembre 2006.

contrat d'infogérance avec les sociétés TXU Energy Company LLC et TXU Electric Delivery Company (anciennement dénommée Oncor Electric livery Company) prévoit par ailleurs, au profit du groupe TXU, hors clauses habituelles en la matière, un droit de résiliation dans le cas où la notation crédit du Groupe viendrait à être abaissée au-dessous du niveau « investment grade ». A noter que le contrat s'est poursuivi postérieurement à paissement de la notation de crédit du Groupe par Standard et Poors intervenue le 7 janvier 2005.

Dettes financières garanties par des actifs. — Certaines dettes financières sont garanties par des actifs inscrits au bilan. Au 31 décembre 2006, ces tes financières concernent les contrats de location financement pour un montant de 156 M€ ainsi que les dettes de carry back pour 121 M€ (Cf. te 17 « Trésorerie Nette », Note 12 « Immobilisations corporelles » et Note 14 « Autres actifs non courants »).

Note 26. – Information sectorielle.

nformation sectorielle par zone géographique. — Le Groupe exerce son activité dans huit zones géographiques détaillées ci-dessous :

Zones géographiques	Pays
Amérique du Nord	Canada, Etats-Unis, Mexique
Royaume-Uni et Irlande	Irlande, Royaume-Uni
Pays nordiques	Danemark, Finlande, Norvège, Suède
Benelux	Belgique, Luxembourg, Pays-Bas
Allemagne et Europe Centrale	Allemagne, Autriche, Pologne, Suisse et autres pays d'Europe de l'Est
France	France
Europe du Sud	Espagne, Italie, Portugal
Asie Pacifique	Australie, Chine, Inde

A. Analyse du résultat par zone géographique. — Le résultat par zone géographique sur l'exercice 2006 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué (1)	Elimination	Total
Chiffre d'affaires											
Hors-groupe	1 341	2 126	441	1 046	514	1 816	339	77			7 700
Interzone géographique	12	48	23	45	60	74	28	130		-420	
Chiffre d'affaires total	1 353	2 174	464	1 091	574	1 890	367	207		-420	7 700
Marge opérationnelle	72	164	32	142	52	5	15	13	-48		447
%	5,4	7,7	7,4	13,5	10,2	0,3	4,4	16,4			5,8
Résultat opérationnel	66	127	29	131	40	-30	9	11	-49		334
Coût de l'endettement financier (net)											-10
Autres produits et charges financiers											-18
Charge d'impôt											-13
Résultat net											29
Part du groupe											29

(1) Les éléments non alloués correspondent aux frais de siège.

La marge opérationnelle s'améliore dans toutes les zones géographiques, sauf en France où la profitabilité des activités « Consulting Services » e « Technology Services » est insuffisante pour compenser l'impact des difficultés rencontrées sur le contrat Schneider Electric (retards enregistrés su la réalisation du « Global Core System », complexité plus grande qu'anticipée initialement de l'exploitation future).

Concernant les autres produits et charges opérationnels de l'exercice Cf. Note 6 « Autres produits et charges opérationnels ».Le résultat par zon géographique sur l'exercice 2005 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benélux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non Alloué (1)	Elimination	Total
Chiffre d'Affaires											
Hors Groupe	1 353	1 738	415	956	443	1 666	310	73			6 95
Interzones géographiques	17	50	17	49	42	67	22	70		-334	
Chiffre d'affaires total	1 370	1 788	432	1 005	485	1 733	332	143		-334	6 95
Marge Opérationnelle	-26	67	24	101	36	44	9	9	-39		22
%	-1,9	3,8	5,9	10,6	8,2	2,6	2,9	12,1			3
Résultat Opérationnel	20	56	14	85	50	16	5	8	-40		2
Coût de l'endettement financier (net)											-
Autres produits et charges financiers											-
Charge d'impôt											-

ésultat net											141
art du groupe											141

1) Les éléments non alloués correspondent aux frais de siège.

e résultat par zone géographique sur l'exercice 2004 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué-1	Elimination	Total
hiffre d'affaires											
ors-groupe	1 351	1 288	391	857	477	1 479	299	93			6 235
nterzones éographiques	13	35	12	45	23	64	12	50		-254	
hiffre d'affaires total	1 364	1 323	403	902	500	1 543	311	143		-254	6 235
arge opérationnelle	-108	8	1	46	15	54	-10	3	-33		-24
	-8,0	0,6	0,3	5,4	3,1	3,6	-3,3	3,2			-0,4
ésultat opérationnel	-149	-26	-15	-2	-6	-10	-41	1	-33		-281
oût de l'endettement nancier (net)											-28
utres produits et arges financiers											1
harge d'impôt											-226
ésultat net											-534
rt du groupe											-534

) Les éléments non alloués correspondent aux frais de siège.

Analyse des charges d'amortissement et des charges sans contrepartie en trésorerie. — Sur l'exercice 2006, les charges d'amortissement et les charges ns contrepartie en trésorerie s'analysent comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué	Total
arges d'amortissement	-31	-54	-7	-17	-21	-25	-5	-6	-1	-167
otations aux provisions/ prises de provisions (1)	-2	-6		-2	-10	-42	-1	-2		-65
tal	-33	-60	-7	-19	-31	-67	-6	-8	-1	-232

) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

r l'exercice 2005, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysent comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué	Total
Charges d'amortissement	-47	-47	-8	-25	-24	-25	-4	-5	-1	-186
otations aux provisions/ eprises de provisions (1)	1	-1		-1		-10	-1	1		-11
otal	-46	-48	-8	-26	-24	-35	-5	-4	-1	-197

1) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

r l'exercice 2004, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysent comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué	Total
arges d'amortissement	-49	-60	-9	-28	-32	-27	-5	-4	-1	-215

Dotations aux provisions (1)	-2	-1		-2	-3	-3	-1	-3		-15
Total	-51	-61	-9	-30	-35	-30	-6	-7	-1	-230

(1) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

C. Analyse des actifs et passifs par zone géographique. — L'implantation des actifs dans le Groupe correspond à la localisation des clients, exception faite des centres d'externalisation tels que l'Inde.
Les actifs et passifs par zone géographiques s'analysent comme suit au 31 décembre 2006 :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué	Elimination	Total
Actifs par zone géographique :											
Hors groupe	748	1 053	316	883	420	1 455	193	103	166		5 337
Interzones géographiques	10	22	6	21	16	49	6	25	23	-178	
Total des actifs par zone géographique	758	1 075	322	904	436	1 504	199	128	189	-178	5 337
Impôts différés actifs											888
État – impôt sur les bénéfices											20
Placements à court terme											2 460
Instruments dérivés (1)											3
Total actif											8 708
Passifs par zone géographique :											
Hors groupe	566	1 214	195	262	203	953	136	50	19		3 598
Interzones géographiques	40	33	15	25	15	39	8	-8	10	-177	
Total des passifs par zone géographique	606	1 247	210	287	218	992	144	42	29	-177	3 598
Situation nette de l'ensemble consolidé											3 697
Impôts différés passifs											11[illegible]
Dette d'impôt courant											6[illegible]
Dettes financières											1 22[illegible]
Instruments dérivés (1)											[illegible]
Total passif											8 70[illegible]

(1) Couverture des risques de taux d'intérêt (Cf. Note 18 « Instruments financiers dérivés »).

Les actifs et passifs par zone géographiques s'analysent comme suit au 31 décembre 2005 :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué	Elimination	Total
Actifs par zone géographique :											
Hors groupe (1)	674	981	257	899	348	1 348	201	71	178		4 95[illegible]
Interzones géographiques	22	22	9	19	15	65	9	18	36	-215	
Total des actifs par zone géographique	696	1 003	266	918	363	1 413	210	89	214	-215	4 95[illegible]
Impôts différés actifs (1)											8[illegible]
État – impôt sur les bénéfices											[illegible]
Placements à court terme											1 8[illegible]

istruments dérivés											
otal actif											7 611
assifs par zone éographique :											
ors groupe (1)	634	1 100	159	321	174	864	143	38	28		3 461
nterzones éographiques	41	46	11	32	18	45	10	-1	10	-212	
otal des passifs par one géographique	675	1 146	170	353	192	909	153	37	38	-212	3 461
ituation nette de ensemble consolidé)											2 750
npôts différés assifs											121
ette d'impôt courant											47
ettes financières											1 231
struments dérivés											1
otal passif											7 611

) Le total des actifs et le total des passifs par zone géographique ont été retraités dans le cadre de l'amendement de la norme IAS 19, dont les effets sont détaillés en Note 2 « Changement de éthode comptable ».

s actifs et passifs par zone géographiques s'analysent comme suit au 31 décembre 2004 :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué	Elimination	Total
ctifs par zone ographique :											
rs groupe (1)	687	1 010	299	814	383	1 210	209	57	158		4 827
terzones ographiques	29	23	6	21	11	35	6	15	21	-167	
tal des actifs par ne géographique	716	1 033	305	835	394	1 245	215	72	179	-167	4 827
pôts différés actifs											778
t – impôt sur les néfices											29
cements à court me											1 001
truments dérivés											1
al actif											6 636
ssifs par zone ographique											
rs groupe (1)	465	757	178	225	202	757	161	34	2		2 781
erzones ographiques	36	23	7	23	31	23	8	9	3	-163	
al des passifs par e géographique	501	780	185	248	233	780	169	43	5	-163	2 781
uation nette de semble consolidé											2 756
pôts différés sifs											95
te d'impôt courant											56
tes financières											948
ruments dérivés											
al passif											6 636

Le total des actifs et le total des passifs par zone géographique ont été retraités dans le cadre de l'amendement de la norme IAS 19, dont les effets sont détaillés en Note 2 « Changement de hode comptable ».

Analyse des acquisitions d'immobilisations corporelles et incorporelles. — Les acquisitions d'immobilisations corporelles et incorporelles s'analysent me suit :

Au 31 décembre (en millions d'euros)	2004	2005	2006
Amérique du nord	35	38	31
Royaume-Uni et Irlande	61	27	47
Pays nordiques	8	8	4
Benelux	20	9	6
Allemagne et Europe centrale	54	20	26
France	29	24	30
Europe du sud	2	8	4
Asie pacifique	7	8	13
Total	216	142	161

Il convient de noter que le montant des acquisitions d'immobilisations corporelles et incorporelles diffère du montant présenté en tableaux de flux de trésorerie (101 M€) du fait de l'exclusion dans ce dernier des transactions sans effet de trésorerie (acquisitions d'actifs détenus en location-financement).

II.Information sectorielle par métiers.

Les prestations du Groupe s'organisent autour de quatre métiers : Le conseil, qui a pour mission de contribuer à l'amélioration des performances des entreprises clientes grâce à une connaissance approfondie de leurs activités et de leurs processus. Ce métier répond à l'appellation de « Consulting Services ».
L'Intégration de systèmes et applications informatiques, qui permet de planifier, de concevoir, et de développer des systèmes et des applications informatiques (« Technology Services »).
L'Infogérance, qui consiste à gérer tout ou partie de l'informatique d'une entreprise ou de ses processus (« Business Process Outsourcing » externalisation des fonctions de support).
Les Services Informatiques de Proximité, qui proposent au sein de l'entreprise cliente un accompagnement et un savoir-faire informatiques (« Local Professional Services »).

La ventilation du chiffre d'affaires par métier s'analyse comme suit :

(En millions d'euros)	2004		2005		2006	
	Montant	%	Montant	%	Montant	%
Conseil	1 027	16	918	13	851	11
Intégration de systèmes et applications informatiques	2 163	35	2 307	33	2 619	34
Infogérance	2 034	33	2 611	38	3 008	39
Services informatiques de proximité	1 011	16	1 118	16	1 222	16
Total	6 235	100	6 954	100	7 700	100

La ventilation de la marge opérationnelle par métier s'analyse comme suit :

(En millions d'euros)	2004		2005		2006	
	Montant	%	Montant	%	Montant	%
Conseil	10	1,1	41	4,5	86	10,1
Intégration de systèmes et applications informatiques	-44	-2,0	118	5,1	196	7,5
Infogérance	-40	-2,0	3	0,1	93	3,1
Services informatiques de proximité	83	7,8	102	9,1	120	9,8
Non alloué	-33		-39		-48	
Total	-24	-0,4	225	3,2	447	5,8

Note 27. – Effectifs.

A. Effectifs moyens. — Les effectifs moyens se répartissent entre les zones géographiques du Groupe de la manière suivante :

	2004		2005		2006	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	8 338	15	7 381	12	6 272	10
Royaume-Uni et Irlande	7 471	13	8 668	15	8 894	14
Pays nordiques	3 652	6	3 439	6	3 480	5
Benelux	8 356	15	8 402	14	8 807	14
Allemagne et Europe Centrale	3 256	6	3 487	6	4 336	7
France	18 443	32	19 196	32	19 924	31
Europe du Sud	5 210	9	5 246	9	5 982	9
Asie pacifique	2 509	4	3 762	6	6 167	10
Non alloué	152		153		151	
Total	57 387	100	59 734	100	64 013	100

. Effectifs de fin d'année. — Les effectifs de fin d'année se répartissent entre les zones géographiques du Groupe de la manière suivante :

Au 31 décembre	2004		2005		2006	
	Effectifs	%	Effectifs	%	Effectifs	%
...mérique du nord	8 893	15	6 351	10	6 441	10
...oyaume-Uni et Irlande	8 534	14	8 826	15	8 785	13
...ays nordiques	3 485	6	3 429	6	3 608	5
...enelux	8 306	14	8 613	14	9 014	13
...llemagne et Europe centrale	3 390	6	3 732	6	5 137	8
...rance	18 508	31	19 714	32	20 287	30
...urope du sud	5 151	9	5 591	9	6 235	9
...sie pacifique	2 901	5	4 628	8	8 231	12
...on alloué	156		152		151	
...otal	59 324	100	61 036	100	67 889	100

Note 28. – Evénements postérieurs a la clôture.

Dans le litige qui oppose la société Cap Gemini SA et Monsieur Georges Cohen, ancien dirigeant de la société Transiciel qu'elle avait acquise en ...03 via une offre publique d'échange dont ce dernier conteste la parité d'échange, le Tribunal de commerce de Paris a débouté Monsieur Georges ...hen de toutes ses demandes par jugement du 19 janvier 2007. Monsieur Georges Cohen a indiqué vouloir interjeter appel de ce jugement.

Le 8 février 2007, l'assemblée générale des actionnaires de Kanbay a approuvé l'acquisition par Capgemini telle que prévue par les termes de l'accord ... 26 octobre 2006.
...tte acquisition réalisée sur la base d'un prix par action (incluant les stocks options, les bons de souscription et les actions privilégiées de Kanbay) de ... dollars américains s'élève à 1,26 milliards de dollars américains.
...éée en 1989 et cotée au Nasdaq depuis 2004, Kanbay fournit un ensemble de services intégrés de conseil en management, intégration et développement ... systèmes et infogérance, grâce à une plate-forme de service globale unique spécialisée principalement dans les services financiers mais couvrant ...ssi les biens de grande consommation, ainsi que les télécommunications, les médias, la santé et les loisirs.
... société a réalisé en 2005 un chiffre d'affaires de 230,5 millions de dollars américains et un résultat opérationnel de 41,3 millions de dollars américains. ... 2006, le chiffre d'affaires et le résultat opérationnel provisoires (non audités) s'élèvent respectivement à 414,0 et 34,3 millions de dollars américains ...hiffres selon les normes « US GAAP »).
...n octobre 2006, Kanbay employait environ 6 900 collaborateurs dans le monde, dont 5 000 en Inde et 1 600 en Amérique du Nord. Kanbay a son ...ge social à Rosemont (Illinois) avec des bureaux en Amérique du Nord, ainsi qu'à Londres, Singapour, Hong Kong, Tokyo et Melbourne. Ses sites ... production se trouvent en Inde à Pune, Hyderhabad, Chennai et Bangalore. Kanbay dispose de la certification CMM Level 5 (la certification CMM ... un modèle universel de qualité qui décrit les processus optimaux de développement et de maintenance logiciel). Une description détaillée de Kanbay ...de ses activités peut être obtenue dans le rapport annuel (10-K) de Kanbay pour l'exercice 2005 et sur le site web de la SEC (www.sec.gov) ou dans ...section « Investors » du site web de Kanbay (www.kanbay.com).

Le 8 février 2007, la société Sogeti USA a procédé à l'acquisition de la société Software Architects Inc. Basée à Chicago, cette société dispose d'un ...ectif de plus de 500 collaborateurs présents dans 10 villes américaines. Le chiffre d'affaires et le résultat net de Software Architects Inc. en 2005 étaient ...pectivement de 66 et 4 millions de dollars américains. En 2006, cette société a réalisé un chiffre d'affaires d'environ 68 millions de dollars américains ...2006 (chiffres selon les normes « US GAAP »).

Le conseil d'administration proposera à l'assemblée générale de verser aux actionnaires du Groupe, au titre de l'exercice 2006, un dividende de 0,70 euro par action.

Note 29. – Liste par pays des sociétés consolidées.

Le nombre de sociétés consolidées au 31 décembre 2006 s'élève à 109.

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Allemagne	Capgemini Deutschland GmbH (Berlin)	100,0%	IG
	Capgemini Deutschland Holding GmbH	100,0%	IG
	Capgemini Systems GmbH (Stuttgart)	100,0%	IG
	SD et MSoftware Design and Management AG (Münich)	100,0%	IG
	Plecto AG (Traustein)	100,0%	IG
	Sogeti Deutschland GmbH (Berlin)	100,0%	IG
	Cap Gemini Telecom Media et Networks Deutschland GmbH	100,0%	IG
	FuE-Future Engineering Gmbh	100,0%	IG
	FuE-Future Engineering et Consulting Gmbh	100,0%	IG
	Computer Konzept EDV Beratung und Betreuung Gmbh	100,0%	IG
Australie	Capgemini Australia Pty Ltd.	100,0%	IG
	Capgemini Business Services Australia Pty Ltd.	100,0%	IG
Autriche	Capgemini Consulting Österreich AG	100,0%	IG
Belgique	Capgemini Belgium N.V./S.A.	100,0%	IG
	Sogeti Belgium S.A.	100,0%	IG
	Sogeti NV/SA (Belgium)	100,0%	IG
	Sogeti International S.A.	100,0%	IG
Canada	Capgemini New Brunswick Inc.	100,0%	IG
	Capgemini Nova Scotia Ltd.	100,0%	IG
	Capgemini Canada Inc.	100,0%	IG
	Inergi Inc.	100,0%	IG
	Inergi LP	100,0%	IG
	New Horizons System Solutions LP	100,0%	IG
	New Horizons System Solutions Inc.	100,0%	IG
Chine	Capgemini (Shanghai) Co. Ltd.	100,0%	IG
	Capgemini Hong Kong Ltd.	100,0%	IG
	Capgemini Business Services (China) Ltd.	100,0%	IG
	Capgemini Business Services (Asia) Ltd.	100,0%	IG
Danemark	Capgemini Danmark AS	100,0%	IG
	Sogeti Danmark	100,0%	IG
Espagne	Capgemini España, S.L.	100,0%	IG
	Sogeti España S.L.	100,0%	IG
	InQA Test Labs SL	100,0%	IG
	QAlis Solutions SL	100,0%	IG
Etats-Unis	Capgemini America Inc.	100,0%	IG
	Capgemini Applications Services LLC	100,0%	IG
	Capgemini Financial Services LLC	100,0%	IG
	Capgemini U.S. Consulting B.V.	100,0%	IG
	Capgemini Holding Inc.	100,0%	IG
	Capgemini U.S. LLC	100,0%	IG
	Capgemini North America Inc.	100,0%	IG

	Capgemini Technologies LLC	100,0%	IG
	Capgemini Government Solutions LLC	100,0%	IG
	Sogeti USA LLC	100,0%	IG
	Capgemini Energy GP LLC	100,0%	IG
	Capgemini Energy Holdings LLC	100,0%	IG
	Capgemini Energy LP	97,1%	IG
Finlande	Capgemini Finland Oy	100,0%	IG

IG : Intégration globale.

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
France	Cap Gemini S.A.	société-mère	IG
	Capgemini France S.A.S	100,0%	IG
	Capgemini Gouvieux S.A.S	100,0%	IG
	Capgemini Service S.A.S.	100,0%	IG
	Capgemini Université S.A.S	100,0%	IG
	Immobilière Les Fontaines S.A.R.L.	100,0%	IG
	SCI Béhoust	100,0%	IG
	SCI Paris Etoile	100,0%	IG
	Capgemini Consulting S.A.S.	100,0%	IG
	Capgemini Finance et Services S.A.S.	100,0%	IG
	Capgemini Industrie et Distribution S.A.S.	100,0%	IG
	Capgemini Est S.A.S.	100,0%	IG
	Capgemini Ouest S.A.S.	100,0%	IG
	Capgemini Sud S.A.S.	100,0%	IG
	Capgemini Outsourcing Services S.A.S.	100,0%	IG
	Capgemini OS Electric S.A.S.	100,0%	IG
	Cap Gemini Telecom et Media S.A.S	100,0%	IG
	Sogeti S.A.S.	100,0%	IG
	Sogeti Infrastructure Service S.A.S.	100,0%	IG
	Sogeti Application Service S.A.S.	100,0%	IG
	Sogeti Régions S.A.S	100,0%	IG
	Sogeti Services S.A.S.	100,0%	IG
	Sogeti High Tech	100,0%	IG
	Chryseis Micro et Réseaux E.U.R.L.	100,0%	IG
Grande-	Capgemini UK Plc	100,0%	IG
Bretagne	CGS Holdings Ltd.	100,0%	IG
	Sogeti UK	100,0%	IG
Hongrie	Capgemini Magyarorszag Kft	100,0%	IG
Inde	Capgemini Consulting India Private Ltd.	100,0%	IG
	InQA Test Labs Private Ltd (India)	100,0%	IG
	Unilever Shared Service Ltd	51,0%	IG
Irlande	Sogeti Ireland Ltd.	100,0%	IG
Italie	Capgemini Italia S.p.A.	100,0%	IG
Luxembourg	Sogeti Luxembourg S.A.	100,0%	IG
	Capgemini Reinsurance Company S.A.	100,0%	IG
	Sogeti PSF Luxembourg S.A.	100,0%	IG
Mexique	Capgemini Mexico S. de R.L. de C.V.	100,0%	IG

Norvege	Capgemini Norge AS	100,0%	IG
Pays Bas	Capgemini Outsourcing B.V.	100,0%	IG
	Capgemini Interim Management B.V.	100,0%	IG
	Capgemini Nederland B.V.	100,0%	IG
	Capgemini Sourcing B.V.	100,0%	IG
	Capgemini Educational Services B.V.	100,0%	IG
	Capgemini N.V.	100,0%	IG
	Paul Postma Marketing Consultancy B.V.	100,0%	IG
	Capgemini Datacenter Amsterdam B.V.	100,0%	IG
	Sogeti Nederland B.V.	100,0%	IG
	Capgemini International B.V.	100,0%	IG
	Cap Gemini Telecom Media et Networks Nederland B.V.	100,0%	IG
Pologne	Capgemini Polska Sp z.o.o.	100,0%	IG
Portugal	Capgemini Portugal, Serviços de Consultoria eInformatica S.A.	100,0%	IG
Rep. Tchèque	Capgemini Czech Republic S.r.o.	100,0%	IG
Serbie	Capgemini d.o.o (Serbia and Montenegro)	100,0%	IG
Singapour	Capgemini Asia Pacific Pte Ltd.	100,0%	IG
Slovaquie	Capgemini Slovensko, s.r.o.	100,0%	IG
Suède	Capgemini AB	100,0%	IG
	Capgemini Sverige AB	100,0%	IG
	Sogeti Sverige AB	100,0%	IG
Suisse	Capgemini Suisse S.A. (Zurich)	100,0%	IG
	SD et MSchweiz AG (Zurich)	100,0%	IG
	Sogeti Suisse S.A.	100,0%	IG

IG : Intégration globale.

VII. — Rapport des commissaires aux comptes sur les comptes consolidés.

(Exercice clos le 31 décembre 2006.)

Mesdames, Messieurs les Actionnaires ;
En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la sociét Cap Gemini S.A. relatifs à l'exercice clos le 31 décembre 2006, tels qu'ils sont joints au présent rapport.Les comptes consolidés ont été arrêtés par conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes consolidés. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrer la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significative Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à appréci les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nou estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincèr et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités compris dans la consolidation.

Justification des appréciations. — En application des dispositions de l'article L 823-9 du Code de commerce relatives à la justification de nos appréciation nous portons à votre connaissance les éléments suivants :
— La note 2 aux comptes consolidés expose le changement de méthodes comptables intervenu au cours de l'exercice suite à l'application de l'amendeme de la norme IAS 19 « Avantages du personnel – écarts actuariels, régimes de groupe et informations à fournir » relative à la comptabilisation des écar actuariels au titre de régimes à prestation définies en capitaux propres consolidés. Conformément à la norme IAS 8, l'information comparative relati à l'exercice 2005 et 2004, présentée dans les comptes consolidés, a été retraitée pour prendre en considération de manière rétrospective l'applicati de cette norme révisée. En conséquence, l'information comparative diffère des comptes consolidés publiés au titre de l'exercice 2005.
Dans le cadre de notre appréciation des principes comptables du Groupe, nous avons examiné le correct retraitement des comptes l'exercice 2005 et 2004 et l'information donnée à ce titre dans la note 2 aux comptes consolidés.
— La note 1-F aux comptes consolidés expose les méthodes de comptabilisation du chiffre d'affaires et des coûts liés aux prestations à long terme. Dans le cadre de notre appréciation des règles et principes comptables du Groupe, nous avons vérifié le caractère approprié des méthodes comptabl précisées ci-dessus et des informations fournies dans les notes de l'annexe note précitée, nous nous sommes assurés de leur correcte application ai que du caractère raisonnable des estimations retenues.
— Un montant d'actif d'impôt différé de 888 M€ figure au bilan consolidé dont les modalités de détermination sont décrites dans la note 13 aux compt consolidés.

ans le cadre de nos appréciations, nous avons vérifié la cohérence d'ensemble des données et des hypothèses retenues ayant servi à l'évaluation de actif d'impôt différé.

– Le montant des immobilisations incorporelles nettes, figurant au bilan consolidé, inclut à hauteur de 1 849 M€ des écarts d'acquisition non amortis. es notes 1-I et 11 aux comptes consolidés exposent les principes et méthodes comptables relatifs à l'approche retenue par le Groupe pour l'évaluation la valeur d'utilité de ces actifs.

ans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées des évaluations qui en résultent.

es appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué la formation de notre opinion exprimée dans la première partie de ce rapport.

érification spécifique. — Par ailleurs, nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification s informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec s comptes consolidés.

Les commissaires aux comptes :

Neuilly-sur-Seine, le 15 février 2007,
Pricewaterhousecoopers Audit :
Bernard Rascle ;

Paris - La Défense, le 15 février 2007,
KPMG Audit
Département de KPMG S.A. :
Frédéric Quelin,
Associé.

705485

7

Exhibit 17.

BALO Notice of July 31, 2006 regarding the publication of the net sales revenue for the second quarter 2006

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 053 201 824 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires compares.

(Hors taxes, en millions d'euros.)

ociété-mère:

	2006	2005	Variation
Premier trimestre	48	36	32,60%
Deuxième trimestre	89	322	-72,50%
Premier semestre	137	358	-61,90%

hiffre d'affaires du deuxième trimestre 2005 comprenait un acompte sur dividende exceptionnel versé par la filiale hollandaise CapGemini NV le cadre de la réorganisation des activités de Sogeti-Transiciel au Benelux.

roupe consolidé :

	2006	2005	Variation
Premier trimestre	1 869	1 708	9,40%
Deuxième trimestre	1 915	1 764	8,60%
Premier semestre	3 784	3 472	9,00%

oissance du chiffre d'affaires du Groupe entre le premier semestre 2006 et le premier semestre 2005 est de 9,0% à taux courant et de 10,4% à taux rimètre constants.

2110

Exhibit 18.

BALO Notice of November 20, 2006 regarding the publication the interim financial statements for the six-month period ending June 30, 2006

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES INTERMÉDIAIRES)

CAP GEMINI SA

Société anonyme au capital de 1 056 524 984 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.

Exercice social : du 1er janvier au 31 décembre.

Situation intermédiaire au 30 juin 2006.

I. — Compte de résultat consolidé pour les premiers semestres clos les 30 juin 2005 et 30 juin 2006.

(En millions d'euros.)

	Notes	1er semestre 2005 (1)		1er semestre 2006	
		Montant	En %	Montant	En %
Chiffre d'affaires	4	3 472	100	3 784	100
Coûts des services rendus	5	2 705	77,9	2 915	77,0
Frais commerciaux	5	274	7,9	265	7,0
Frais généraux et administratifs	5	431	12,4	423	11,2
Marge opérationnelle		62	1,8	181	4,8
Autres produits et charges opérationnels	6	61	1,7	-42	-1,1
Résultat opérationnel		123	3,5	139	3,7
Coût de l'endettement financier net	7	-11	-0,3	-9	-0,2
Autres produits et charges financiers	8	2	0,1	-11	0,3
Résultat financier		-9	-0,2	-20	-0,5
Charge d'impôt	9	-56	-1,6	-48	-1,3
Résultat net		58	1,7	71	1,9
Dont :					
Part du Groupe		58	1,7	71	1,9
Part des minoritaires					

(1) Certains reclassements ont été effectués au sein du « Résultat financier » par rapport aux montants initialement publiés dans les rapports intermédiaire et annuel 2005, aux fins d'une présentation plus appropriée des comptes.

	Note	1er semestre 2005	1er semestre 2006
Nombre moyen pondéré d'actions ordinaires		131 377 935	131 568 116
Résultat de base par action (en euros)	10	0,44	0,54
Nombre moyen pondéré d'actions ordinaires (dilué)		132 669 877	153 470 095
Résultat dilué par action (en euros)	10	0,43	0,51

II. — Bilan consolidé au 31 décembre 2005 et au 30 juin 2006.

(En millions d'euros.)

Actif	Notes	31 décembre 2005 (1)	30 juin 2006
Ecarts d'acquisition	11	1 809	1 787
Autres immobilisations incorporelles	11	142	132
Immobilisations corporelles	11	399	371
Total des immobilisations		2 350	2 290
Impôts différés		828	786
Créances non courantes		175	177
Total actif non courant		3 353	3 253
Créances opérationnelles	12	1 868	2 253
Créances diverses		180	185
Placements à court terme	13-14	1 805	1 726
Banques	13	416	299
Total actif courant		4 269	4 463
Total actif		7 622	7 716

Passif	Notes	31 décembre 2005 (1)	30 juin 2006
Capital social		1 053	1 054
Primes d'émission et d'apport		2 229	2 233
Réserves et report à nouveau		-673	-442
Résultat		141	71
Capitaux propres part du groupe		2 750	2 916
Intérêts minoritaires			
Situation nette de l'ensemble consolidé		2 750	2 916
Dettes financières à long terme	13-14	1 145	1 158
Impôts différés		121	124
Provisions pour retraites et engagements assimilés	15	707	552
Provisions non courantes		14	20
Autres dettes non courantes		138	123
Total passif non courant		2 125	1 977
Dettes financières à court terme et découverts bancaires	13-14	171	70
Dettes opérationnelles		2 490	2 679
Provisions courantes		20	14
Dette d'impôt sur le résultat et dettes diverses		66	60
Total passif courant		2 747	2 823
Total passif		7 622	7 716

(1) Le bilan au 31 décembre 2005 a été retraité dans le cadre de l'application de la norme IAS 19 révisée (Cf. Note 2 « Changement de méthode comptable »). Par ailleurs, les « Immobilisations financières » ont été reclassées en « Créances non courantes ».

III. — Tableau des flux de trésorerie consolidés pour les premiers semestres clos les 30 juin 2005 et 30 juin 2006.

(En millions d'euros.)

	Notes	1er semestre 2005 (1)	1er semestre 2006
Résultat net consolidé		58	71
Dépréciation des écarts d'acquisition	11	6	1

Dotations nettes aux amortissements et dépréciation des immobilisations	11	91	79
Dotations nettes aux provisions (hors actifs circulants)	15	12	26
Gains et pertes latents liés aux variations de juste valeur	8	-7	6
Plus ou moins-values de cession	6	-138	
Charges liées aux attributions d'actions et de stocks options	6	4	8
Coût de l'endettement net	7	11	9
Charge nette d'impôt	9	56	48
Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)		93	248
Impôt versé (B)		-10	-16
Variation liée aux créances clients et comptes rattachés (net)		-53	-415
Variation liée aux dettes fournisseurs et comptes rattachés (net)		145	271
Variation liée aux autres créances et dettes diverses (net)		-85	-71
Variation du BFR lié à l'activité (C)		7	-215
Flux de trésorerie lies à l'activité (D=A+B+C)		90	17
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles		-53	-35
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles		10	2
		-43	-33
Décaissements liés aux instruments dérivés		-16	
Encaissements liés aux cessions d'activités et de sociétés consolidées	6	164	
Encaissements nets liés aux cessions de sociétés non consolidées et aux autres opérations d'investissement		2	
		150	
Incidence des variations de périmètre		-5	
Flux de trésorerie lies aux opérations d'investissement (E)		102	-33
Augmentation de capital			4
Dividendes versés			-66
Encaissements liés aux nouveaux emprunts		425	35
Remboursements d'emprunts		-142	-60
Coût de l'endettement net	7	-11	-9
Flux de trésorerie lies aux opérations de financement (F)		272	-96
Variation de la trésorerie nette (G=D+E+F)		464	-112
Incidence des variations des cours des devises (H)		13	-11
Trésorerie d'ouverture (I)		1 232	2 136
Trésorerie de clôture (G+H+I)		1 709	2 013

(1) Les effets de change inclus dans la « Variation du besoin en fonds de roulement lié à l'activité » ont été reclassés sur la ligne « Incidence des variations des cours des devises ».

IV. — Tableau de variation des capitaux propres consolidés pour les semestres clos les 30 juin 2005 et 30 juin 2006.

(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves et résultats consolidés	Réserves de conversion	Situation nette de l'ensemble consolidé (1)
er janvier 2005	131 383 178	1 051	2 226		-511	-10	2 756
nentations de capital par d'options	5 000						

Valorisation des options de souscription d'actions (2)					4		
Produits et charges comptabilisés directement en capitaux propres					-23	21	-
Résultat net					58		5
Au 30 juin 2005	131 388 178	1 051	2 226		-472	11	2 81
Au 1er janvier 2006	131 581 978	1 053	2 229	-18	-530	16	2 75
Augmentations de capital par levée d'options	171 518	1	3				
Valorisation des options de souscription d'actions (2)					6		
Dividendes versés au titre de l'exercice 2005 (3)					-66		-
Elimination des actions propres et des plus-values sur actions propres			1	-1	2		
Produits et charges comptabilisés directement en capitaux propres					164	-15	1
Résultat net					71		
Au 30 juin 2006	131 753 496	1 054	2 233	-19	-353	1	2 9

(1) Au 30 juin 2006, il n'existe pas d'intérêts minoritaires.
(2) L'évaluation et la comptabilisation des options de souscription d'actions sont indiquées en note 10 « Capitaux propres ».
(3) Les dividendes versés aux actionnaires au titre de l'année 2005 s'élèvent à 66 M€, soit 0,50 euro par action.

V. — État des produits et des charges comptabilisés pour les semestres clos les 30 juin 2005 et 30 juin 2006.

(En millions d'euros.)

	1er semestre 2005	1er semestre 20
Résultat net	58	
Acquisition d'une option d'achat d'actions visant à neutraliser les effets dilutifs de l'OCÉANE 2003 émise le 24 juin 2003 (1)	-16	
Émission d'un emprunt obligataire (OCÉANE 2005 du 16 juin 2005) (2)	40	
Gains et pertes actuariels liés aux provisions pour retraites et engagements assimilés (3)	-28	
Impôts différés reconnus en capitaux propres (4)	-15	
Ecarts de conversion	21	
Autres	-4	
Produits et charges comptabilisés directement en capitaux propres	-2	
Total des produits et charges comptabilisés	56	

(1) Simultanément à l'émission de OCÉANE 2005, le Groupe a décidé de neutraliser intégralement la dilution potentielle liée à OCÉANE 2003 le 24 juin 2003, d'un montant nominal de 460 M€ et devant venir à maturité le 1er janvier 2010 par l'acquisition d'une option d'achat pour 1 (avant impôts), portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de cette OCÉANE 2003 (soit environ 9 millions d'acti
(2) Le 16 juin 2005, Cap Gemini SA a procédé à l'émission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou exist (OCÉANE 2005), d'un montant nominal de 437 M€ à échéance au 1er janvier 2012 (Cf. Note 18 « Trésorerie nette » du rapport annuel 2005)
(3) Cf. Note 2 « Changement de méthode comptable » pour le premier semestre 2005 et cf. Note 15 « Provisions pour retraites et engagements assim pour le premier semestre 2006.
(4) En 2005, l'impôt différé porte sur la composante capitaux propres de l'emprunt obligataire émis le 16 juin 2005 (Cf. (2) ci-dessus), et sur les et pertes actuarielles reconnus en capitaux propres. En 2006, l'impôt différé porte sur les gains et pertes actuariels reconnus en capitaux propr titre du premier semestre.

VI. — Notes sur les comptes consolidés du groupe.

Note 1. — Règles et méthodes comptables.

Les comptes consolidés au 30 juin 2006 sont établis en conformité avec les principes de comptabilisation et d'évaluation des normes com internationales IFRS. Ces normes comptables internationales sont constituées des IFRS (International Financial Reporting Standards), d

nternational Accounting Standards), ainsi que de leurs interprétations, qui ont été adoptées par l'Union européenne au 30 juin 2006 (publication au urnal officiel de l'Union européenne).
r ailleurs, le Groupe tient compte des positions adoptées par le Syntec Informatique – organisation représentant les principales sociétés de conseil et services informatiques en France – sur les modalités d'application des normes IFRS.
rapport intermédiaire du premier semestre 2006 a été préparé conformément aux dispositions de la norme IAS 34 « Information financière termédiaire ». Ce jeu résumé d'états financiers semestriels au 30 juin 2006 comprend à titre comparatif le compte de résultat du emier semestre 2005 et le bilan au 31 décembre 2005. Ces états financiers du 1er semestre 2006 doivent être lus conjointement avec le rapport annuel 005.
s principes comptables appliqués par le Groupe sont identiques à ceux appliqués dans les comptes annuels au 31 décembre 2005, à l'exception du angement de méthode comptable intervenu sur le semestre et détaillé dans la note 2 « Changement de méthode comptable ».
convient de noter que certains postes ont fait l'objet de reclassements par rapport aux montants initialement publiés dans les rapports intermédiaire annuel 2005, aux fins d'une information plus appropriée.
rtaines normes et interprétations adoptées par l'IASB ou l'IFRIC (International Financial Reporting Interpretations Committee) ainsi que par l'Union ropéenne au 30 juin 2006 n'ont pas donné lieu à une application anticipée. Cela concerne essentiellement :
IFRS 7 « Instruments financiers : informations à fournir » ;
Amendement de la norme IAS 1 « Présentation des états financiers » portant sur les informations à fournir.
s comptes consolidés au 30 juin 2006 ainsi que les notes afférentes ont été établis sous la responsabilité du conseil d'administration et arrêtés lors de réunion du 6 septembre 2006.

Note 2. — Changement de méthode comptable.

ns le cadre de l'application de la norme IAS 19 révisée, entrée en vigueur le 1er janvier 2006, le Groupe a opté pour la reconnaissance en capitaux pres de l'intégralité des gains et pertes actuariels déterminés dans le cadre de l'évaluation des régimes de retraite à prestations définies, au cours de ériode dans laquelle ils surviennent, plutôt que pour la méthode dite du corridor qui consiste en l'étalement de l'écart actuariel sur la durée résiduelle yenne de vie active des bénéficiaires, pour la part excédant le plus grand de 10% de la valeur actuelle de l'obligation ou de 10% de la juste valeur actifs du régime à la date de clôture.
changement de méthode comptable a été appliqué rétrospectivement conformément aux dispositions transitoires de la norme IAS 19 révisée, tel que aillé ci-après :
Au compte de résultat, ce changement de méthode est sans incidence sur les résultats 2005 et antérieurs dans la mesure où ces écarts actuariels étaient s les limites fixées par la méthode dite du corridor.
Au bilan, ce changement de méthode a conduit à reconnaître en provisions pour retraites et engagements assimilés, en contrepartie des capitaux pres, l'intégralité des gains et pertes actuariels jusque là non reconnus du fait de l'application de la méthode dite du corridor ainsi que les effets npôts différés correspondants.

impacts rétrospectifs de ce changement de méthode sont détaillés ci-après :

Bilan (En millions d'euros)	1er janvier 2005	30 juin 2005	31 décembre 2005
Augmentation cumulée de la provision pour retraites et engagements assimilés	35	65	259
Augmentation cumulée des impôts différés actifs	3	2	17
Effet cumulé sur les capitaux propres	-32	-63	-242

i, au 31 décembre 2005, les gains et pertes actuariels comptabilisés rétrospectivement correspondent à une perte actuarielle nette de 259 M€ soit M€ portant sur les régimes de retraites à prestations définies couverts par des actifs et 15 M€ portant sur les régimes non couverts par des actifs Note 20 « Provision pour retraites et engagements assimilés » du rapport annuel 2005).
le premier semestre 2006, l'application de la nouvelle méthode a conduit à reconnaître en capitaux propres un gain actuariel net (hors impôts rés) de 174 M€ ainsi qu'un écart de conversion de 2 M€ en contrepartie d'une diminution de 176 M€ des provisions pour retraites et engagements nilés (Cf. Note 15 « Provisions pour retraites et engagements assimilés » ainsi que l'« État de produits et des charges comptabilisés pour le ier semestre 2006 »).

Note 3. — Evolution du périmètre.

005. — Les principaux mouvements de périmètre survenus en 2005 sont les suivants :
Groupe a cédé, en janvier 2005, sa participation de 25,22% dans la société IS Energy, en Allemagne, pour un montant de 21 M€, à la suite de rcice, à fin 2004, par la société E ON de l'option d'achat qu'elle détenait sur ces titres ;
16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au groupe Accenture pour un montant de 143 M€ ;
12 août 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, cédant 95% de sa participation dans la société emini Japan KK, pour un montant de 30 M€ ;
22 décembre 2005, le Groupe a échangé en actions préférentielles la moitié des actions ordinaires qu'il détenait dans la société Working Links loyment) Limited, au Royaume-Uni, soit 16,5%.
emier semestre 2006. — Aucun mouvement de périmètre n'est survenu au cours du premier semestre 2006.

Note 4. — Chiffre d'affaires.

ntilation du chiffre d'affaires par zone géographique est la suivante :

(En millions d'euros)	1er semestre 2005		1er semestre 2006	
	Montant	En %	Montant	En %
Amérique du Nord	685	20	660	17
Royaume-Uni et Irlande	864	25	1 040	27

Pays nordiques	215	6	218	6
Benelux	468	13	514	14
Allemagne et Europe Centrale	216	6	243	6
France	826	24	906	24
Europe du Sud	160	5	171	5
Asie Pacifique	38	1	32	1
Total	3 472	100	3 784	100

La croissance du chiffre d'affaires du premier semestre 2006 par rapport au chiffre d'affaires du premier semestre 2005 est de 9,0% et de 10,4% à ta et périmètre constants.

Note 5. — Charges opérationnelles par nature.

L'analyse des charges par nature est la suivante :

(En millions d'euros)	1 er semestre 2005	1 er semestre 2006
Charges de personnel	2 147	2 223
Frais de déplacements	160	167
	2 307	2 390
Achats et frais de sous-traitance	883	987
Loyers et taxes locales	124	135
Dotations aux amortissements et provisions	96	91
Total	3 410	3 603

Note 6. — Autres produits et charges opérationnels.

(En millions d'euros)	1 er semestre 2005	1 er semestre 2006
Coûts de restructuration	-77	-33
Dépréciation des écarts d'acquisition	-1	-1
Charges liées aux attributions d'actions et d'options de souscription d'actions	-4	-8
Plus values de cession de sociétés consolidées ou d'activité	138	
Autres produits opérationnels	5	
Total	61	-42

Au premier semestre 2005, les autres produits et charges opérationnels recouvrent principalement :
— Des coûts de restructuration :
- 26 M€ de coûts directement liés aux réductions d'effectifs, principalement en Amérique du Nord et en Europe ;
- 51 M€ d'autres charges de restructuration, entièrement liées aux mesures de rationalisation du parc immobilier en Amérique du Nord.
— Des plus-values sur cession de titres et d'activités :
- le Groupe a cédé, en janvier 2005, sa participation de 25,22% dans la société IS Energy, en Allemagne, pour un montant de 21 M€ à la su l'exercice, à fin 2004, par la société E ON, de l'option d'achat qu'elle détenait sur ces titres, dégageant une plus-value de 15 M€ ;
- le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au groupe Accenture pour une valeur de 143 M€, dégageant une value de 123 M€.
Au premier semestre 2006, les autres produits et charges opérationnelles recouvrent pour l'essentiel des coûts de restructuration :
— 30 M€ de coûts directement liés aux réductions d'effectifs dans le cadre du plan « MAP » destiné à rationaliser l'organisation des ac d'infogérance du Groupe. Au premier semestre, ces coûts concernent l'ensemble des implantations européennes du Groupe.
— 3 M€ d'autres charges de restructuration liées aux mesures de rationalisation du parc immobilier principalement au Royaume-Uni.

Note 7. — Coût de l'endettement financier.

L'analyse du coût de l'endettement financier est la suivante :

(En millions d'euros)	1 er semestre 2005 (1)	1 er semestre 2006
Coût de l'endettement financier brut	-22	-34
Produits de trésorerie et d'équivalents de trésorerie	11	25
Coût de l'endettement financier net	-11	-9

(1) Certaines charges d'intérêts, présentées en « Autres produits et charges financiers » au premier semestre 2005, ont été reclassées en « Coût de l'endettement financier » pour un montant de 5 M€. Elles concernent principalement les charges d'intérêts liées à la désactualisation des dettes financières reconnues en contrepartie de la réintégration au bilan des créances de carry-back cédées en 2003 et 2004 ainsi que celles relatives à l'option de vente dont bénéficie le groupe TXU.

Coût de l'endettement financier brut : Le coût de l'endettement financier brut se ventile comme suit :

(En millions d'euros)	1 er semestre 2005	1 er semestre 2006
Charges d'intérêts des emprunts obligataires convertibles	-9	-22
Autres charges d'intérêts	-13	-12
Total	-22	-34

volution entre le premier semestre 2005 et le premier semestre 2006 du coût de l'endettement financier brut s'explique à hauteur de 9 M€ par les rges d'intérêts relatives à l'emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes émis le 16 juin 2005 (OCÉANE 2005). s autres charges d'intérêts sont composées pour l'essentiel des charges d'intérêts sur location financement, des charges d'intérêts notionnelles liées option de vente dont bénéficie le groupe TXU et aux dettes financières reconnues en contrepartie de la réintégration au bilan des créances de carry-k cédées en 2003 et 2004.

Produits de trésorerie et d'équivalents de trésorerie :

ugmentation des produits de trésorerie et d'équivalents de trésorerie est principalement liée au réinvestissement des fonds provenant de ÉANE 2005 émise le 16 juin 2005 ainsi qu'à l'augmentation des taux d'intérêt en particulier en Europe.

Note 8. — Autres produits et charges financiers.

autres produits et charges financiers comprennent :

(En millions d'euros)	1 er semestre 2005 (1)	1 er semestre 2006
Réévaluation des instruments financiers à leur juste valeur	8	2
Plus value de cession de titres non consolidés	2	
Gains de change et autres	4	4
Total autres produits financiers	14	6
Réévaluation des instruments financiers à leur juste valeur		-8
Dépréciation de titres non consolidés	-3	
Charge d'intérêt nette sur régimes de retraite à prestations définies	-4	-4
Charges liées à la comptabilisation de passifs financiers selon la méthode du coût amorti	-2	-2
Pertes de change et autres	-3	-3
Total autres charges financières	-12	-17
Total autres produits et charges financiers	2	-11

(1) Certaines charges d'intérêts, présentées en « Autres produits et charges financiers » au premier semestre 2005, ont été reclassées en « Coût de l'endettement financier » pour un montant de 5 M€. Elles concernent principalement les charges d'intérêts liées à la désactualisation des dettes financières reconnues en contrepartie de la réintégration au bilan des créances de carry-back cédées en 2003 et 2004 ainsi que celles relatives à l'option de vente dont bénéficie le groupe TXU.

riation des autres produits et charges financiers entre 2005 et 2006 résulte principalement de l'évolution de l'évaluation à sa valeur de marché du at d'échange de taux d'intérêt relatif à l'emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes émis le 24 juin 2003 ÉANE 2003). Il en résulte un produit financier de 7 M€ au premier semestre 2005 contre une charge financière de 6 M€ au premier semestre 2006.

Note 9. — Impôts.

arge d'impôt s'analyse comme suit :

(En millions d'euros)	1 er semestre 2005	1 er semestre 2006
Impôts courants	-18	-22
Impôts différés	-38	-26
Total	-56	-48

arge d'impôts courants au 30 juin 2006 recouvre :

— des impôts sur résultats bénéficiaires pour un total de 17 M€ notamment aux Pays-Bas et au Canada ;
— des impôts forfaitaires pour 5 M€ supportés essentiellement en Amérique du Nord et en Italie.
La charge d'impôts différés au 30 juin 2006 comprend essentiellement l'imputation de résultats fiscaux bénéficiaires sur déficits fiscaux reportabl ayant donné lieu à reconnaissance d'un actif d'impôt au cours d'exercices antérieurs en France pour 21 M€.

Note 10. — Capitaux propres.

A. Plans d'options de souscription d'actions et plans d'attribution d'actions :
Les principales caractéristiques de ces plans et les bases de calcul sont récapitulées dans le tableau de la note 9.A. « Plans d'options de souscripti d'actions et plans d'attribution d'actions » du rapport annuel 2005.
Plans d'options de souscription d'actions :
L'assemblée générale des actionnaires a autorisé le 24 mai 1996, le 23 mai 2000 et le 12 mai 2005 le conseil d'administration ou le directoire, à consen à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce, pendant un délai respectif de cinq ans pour les plans des 24 mai 19 et 23 mai 2000 et de 38 mois pour le plan du 12 mai 2005, des options donnant droit à la souscription d'actions.
Aucun nouveau plan d'options de souscription d'actions n'a été mis en place sur le premier semestre 2006. Par ailleurs, aucune nouvelle attributi d'option n'a été consentie sur des plans existants, au cours du premier semestre 2006.
En fonction des paramètres de calcul utilisés dans la détermination de la juste valeur selon la méthode de « Black & Scholes », le montant global rest à amortir entre 2006 et 2010 au titre des cinq attributions rentrant dans le champ d'application de la norme IFRS 2 s'élève à 15,7 M€. Sur premier semestre 2006, la charge reconnue en « Autres produits et charges opérationnels » s'élève à 6 M€.
Actions relatives aux accords signés lors de l'acquisition de l'activité conseil d'Ernst & Young :
La charge du premier semestre 2006 calculée selon les règles de l'IFRS 2 s'élève à 2 M€ et est comptabilisée en « Autres produits et char opérationnels ».

B. Résultat par action :
— Résultat de base par action : Le résultat de base par action est calculé selon les mêmes modalités qu'aux 30 juin 2005 et 31 décembre 2005.
— Résultat dilué par action : Le résultat dilué par action tient compte, au 30 juin 2006, des instruments financiers dilutifs suivants :
- les bons d'attribution d'actions liés à l'acquisition de la société Transiciel, remis aux anciens actionnaires de Transiciel ayant opté pour la seco branche de l'offre, et donnant droit à une quotité d'actions nouvelles Capgemini, jouissance 1er janvier 2006, sous réserve de l'atteinte par le nou ensemble Sogeti Transiciel d'objectifs de résultat ;
- les options de souscription d'actions détenues par les membres du personnel, considérées comme potentiellement dilutives lorsque le cours mo de marché des actions ordinaires pendant la période excède le prix d'exercice des options de souscription d'actions augmenté de leur juste valeur
- les obligations convertibles émises le 16 juin 2005 (OCÉANE 2005), car la charge d'intérêt comptabilisée, nette d'impôts, soit 6 M€, est inféri pour chaque obligation au résultat de base par action.
Le résultat part du groupe, pris en compte pour le calcul du résultat dilué par action, a été retraité de la charge d'intérêt, nette d'impôts, sur l'emp obligataire convertible OCÉANE 2005, qui s'élève pour le premier semestre 2006 à 6 M€.

Note 11. — Immobilisations.

A. Ecarts d'acquisition. — Au 30 juin 2006, les écarts d'acquisition s'élèvent à 1 787 M€. La diminution de la valeur nette des écarts d'acquisitio le premier semestre 2006 résulte principalement d'écarts de conversion (20 M€).
Il convient de noter qu'au 30 juin 2006, il n'existait pas d'indices de perte de valeur, à l'exception de celui ayant conduit à reconnaître une dépréci de 1 M€ sur un écart d'acquisition au Royaume-Uni.

B. Autres actifs incorporels. — La diminution de la valeur nette des immobilisations incorporelles (10 M€) sur le premier semestre 2006 ré principalement de l'amortissement de la période pour 16 M€, d'acquisitions de logiciels pour 9 M€, ainsi que de l'écart de conversion su immobilisations incorporelles libellées en devises étrangères.

C. Immobilisations corporelles. — La diminution de la valeur nette des immobilisations corporelles (28 M€) sur le premier semestre 2006 ré principalement de l'amortissement de la période pour 63 M€, d'acquisitions pour 44 M€ ainsi que de l'écart de conversion sur les immobilisa incorporelles libellées en devises étrangères.
Les acquisitions concernent essentiellement du matériel informatique au Royaume-Uni (10 M€), en Allemagne et Europe Centrale (7 M€) Amérique du Nord (6 M€).

Note 12. — Créances opérationnelles.

(En millions d'euros)	31 décembre 2005	30 juin 2006
Clients et comptes rattachés	1 798	2 194
Créances envers les organismes sociaux	70	59
Total	1 868	2 253

Clients et comptes rattachés : Les clients et comptes rattachés s'analysent comme suit :

(En millions d'euros)	31 décembre 2005	30 juin 2006
Clients	1 337	1 378
Provisions pour créances douteuses	-33	-23
Factures à émettre	467	747
Travaux en cours	27	92
Total	1 798	2 194

total des créances clients, nettes des avances et acomptes reçus, en nombre de jours du total du chiffre d'affaires s'analyse comme suit :

(En millions d'euros)	31 décembre 2005	30 juin 2006
Clients et comptes rattachés	1 798	2 194
Avances et acomptes reçus des clients (1)	-609	-731
Total des créances clients nettes des avances et acomptes reçus	1 189	1 463
En nombre de jours du total du chiffre d'affaires	62	70

(1) Les avances et acomptes reçus des clients sont inclus dans les « Dettes opérationnelles ».

Note 13. — Trésorerie nette.

trésorerie nette est constituée de la trésorerie disponible diminuée des dettes financières à court et long terme et des instruments dérivés, dont les actéristiques et les principes de comptabilisation sont décrits dans la note 18 « Trésorerie nette » du rapport annuel 2005.

(En millions d'euros)	31 décembre 2005	30 juin 2006
Trésorerie	2 136	2 013
Dettes financières	-1 231	-1 216
Instruments dérivés (1)	-1	-8
Trésorerie nette	904	789

(1) Les instruments dérivés passifs sont inclus dans les « Autres dettes non courantes ». Ces instruments dérivés concernent des contrats de couverture de taux d'intérêt et de change, décrits en note 14 « Instruments financiers dérivés ».

résorerie. — Au sein du tableau des flux de trésorerie consolidés, la trésorerie s'analyse comme la somme des placements à court terme et du onible en banque diminuée des découverts bancaires.

(En millions d'euros)	31 décembre 2005	30 juin 2006
Placements à court terme	1 805	1 726
Banques	416	299
Découverts bancaires (1)	-85	-12
Trésorerie	2 136	2 013

(1) Les découverts bancaires sont inclus dans les « Dettes financières à court terme et découverts bancaires ».

ours du premier semestre 2006, la diminution de la trésorerie s'explique principalement par le paiement de dividendes aux actionnaires et par un in accru en fonds de roulement lié à la croissance de l'activité.

ettes financières. — Les dettes financières s'analysent entre long terme et court terme comme suit :

(En millions d'euros)	31 décembre 2005	30 juin 2006
Emprunts obligataires convertibles ou échangeables en actions nouvelles ou existantes (OCÉANE 2003 et OCÉANE 2005)	814	826
Dettes liées aux contrats de location-financement	124	127
Autres dettes financières	207	205
Dettes financières à long terme	1 145	1 158
Dettes liées aux contrats de location-financement	50	32
Dettes bancaires ou assimilées	8	15
Billets de trésorerie	15	
Autres dettes financières	13	11
Dettes financières à court terme (1)	86	58
Total des dettes financières	1 231	1 216

(1) Les dettes financières à court terme comprennent à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes financières dont la durée est inférieure à un an et sont incluses dans les « Dettes financières à court terme et découverts bancaires ».

III. Variation des dettes financières. — La variation des dettes financières s'analyse comme suit :

(En millions d'euros)	Total des dettes financières
31 décembre 2005	1 231
Ecarts de conversion	-8
Nouvelles dettes financières	20
Intérêts notionnels liés aux emprunts obligataires convertibles ou échangeables en actions nouvelles ou existantes (OCÉANE 2003 et 2005)	20
Autres intérêts notionnels	5
Remboursements de dettes financières	-44
Variation nette des tirages sur lignes de crédit et billets de trésorerie	-8
30 juin 2006	1 216

Au 30 juin 2006, les nouvelles dettes financières couvrent principalement de nouveaux contrats de location-financement pour un montant de 18 M
Les remboursements de dettes financières du premier semestre 2006 sont principalement liés au remboursement des dettes relatives aux contrats location-financement pour un montant de 32 M€ et au solde du prix d'acquisition des filiales de services informatiques du groupe Drägerwerk AG Allemagne, pour 10 M€, versé en février 2006.

Note 14. — Instruments financiers dérivés.

A. Couverture des risques de taux d'intérêt. — Un nouveau contrat de couverture de taux d'intérêt sous la forme de contrat d'échange de taux, re à la couverture de placements à court terme, a été signé fin février 2006. Ce contrat porte sur un notionnel de 100 M€, pour une période restant à co de 8 mois. Au terme du contrat d'échange de taux correspondant, la société est payeur de taux variable (Eonia) contre un taux fixe de 2,86%.
Au 30 juin 2006, le montant total des contrats d'échange de taux et de produits optionnels (cap et floor), comprenant essentiellement le contrat d'écha de taux d'intérêt relatif à OCÉANE 2003, s'élève à 595 M€ (contre un montant de 496,8 M€ au 31 décembre 2005), pour des périodes allant de 8 r à 8 ans.
L'évaluation de ces contrats à la valeur de marché au 30 juin 2006 fait apparaître en « *Autres produits et charges financiers* » une perte nette de 5 M
Dans le bilan au 30 juin 2006, ces contrats sont valorisés à 7 M€ dans les « Autres dettes non courantes ».

B. Couvertures des risques de change. — Les couvertures de taux de change (commerciales ou financières) s'élèvent au total à 247 M€ au 30 juin 2
Les couvertures commerciales de flux futurs de trésorerie sont qualifiées comptablement d'instruments de couverture. Les couvertures financières évaluées à la valeur de marché (Cf. Note 1.M du rapport annuel 2005 « Instruments financiers »).
L'évaluation de ces contrats au 30 juin 2006 fait apparaître une perte nette de 1 M€ en « Autres produits et charges financiers ».

Note 15. — Provisions pour retraites et engagements assimilés.

La variation des provisions pour retraites et engagements assimilés se décompose de la manière suivante :

(En millions d'euros)	Provisions pour retraites *et* engagements assimilés
31 décembre 2005	707
Ecarts de conversion	-6
Dotation	66
Reprise	-39
Variation des écarts actuariels reconnus en capitaux propres	-176
30 juin 2006	552

La dotation aux provisions pour retraites s'explique, à hauteur de 62 M€, par le coût des services rendus au titre du premier semestre 2006 et, à h de 4 M€, par les intérêts financiers.
La reprise correspond aux prestations versées aux salariés ainsi qu'aux cotisations de l'employeur au cours du premier semestre 2006.
La variation des écarts actuariels du premier semestre 2006 correspond à un gain net de 176 M€ et est principalement liée à une augmentation d'e 0,5 point du taux d'actualisation (sur une période d'environ 20 ans) des engagements au Royaume-Uni entraînant ainsi une diminution d'enviro de la dette actuarielle qui s'élevait au 31 décembre 2005 à 1 572 M€.

Note 16. — Engagements hors bilan.

A. Engagements reçus :

(En millions d'euros)	31 décembre 2005	30 juin 2006
Engagements reçus :		

Sur contrats	11	14
Divers	4	2
Total	15	16

Engagements donnés :

(En millions d'euros)	31 décembre 2005	30 juin 2006
Engagements donnés :		
Sur locations non résiliables	1 046	953
Sur contrats	96	82
Divers	44	41
Total	1 186	1 076

variation des engagements donnés provient essentiellement des contrats de location de matériel informatique et de bureaux aux Etats-Unis et au yaume-Uni.

Autres engagements : Les autres engagements et les événements postérieurs à la clôture 2005 décrits dans le rapport annuel 2005 demeurent inchangés.

Note 17. — Information sectorielle.

nformation sectorielle par zone géographique. — Au 30 juin 2006, le Groupe exerce son activité dans huit zones géographiques détaillées ci-dessous :

Zones géographiques	Pays
Amérique du Nord	Canada, Etats-Unis, Mexique
Royaume-Uni et Irlande	Royaume-Uni, Irlande
Pays nordiques	Suède, Finlande, Danemark, Norvège
Benelux	Pays-Bas, Belgique, Luxembourg
Allemagne et Europe Centrale	Allemagne, Autriche, Suisse, Pologne et autres pays d'Europe de l'Est
France	France
Europe du Sud	Espagne, Portugal, Italie
Asie Pacifique	Australie, Chine, Inde, Singapour

nalyse du résultat sectoriel. — Le résultat sectoriel au premier semestre 2005 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué (1)	Elimination	Total
re d'affaires :											
ffre d'affaires hors-groupe	685	864	215	468	216	826	160	38			3 472
ffre d'affaires inter-segments	9	23	7	26	15	31	10	30	16	-167	
iffre d'affaires	694	887	222	494	231	857	170	68	16	-167	3 472
c opérationnelle :											
ge opérationnelle	-45	28	12	41	13	28	3	0	-18		62
%	-6,6	3,2	5,5	8,8	5,9	3,5	1,9	0,9	N/A		1,8
tat opérationnel :											
ltat opérationnel	15	25	10	38	26	18	3	1	-13		123
de l'endettement financier net											-11
es produits et charges financiers											2
ge d'impôt											-56
ultat net											58
u Groupe											58

s éléments non alloués correspondent aux frais de siège.

sultat sectoriel au premier semestre 2006 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué (1)	Elimination	To
Chiffre d'affaires :											
Chiffre d'affaires hors-groupe	660	1 040	218	514	243	906	171	32			3
Chiffre d'affaires inter-segments	8	24	12	20	30	38	14	56		-202	
Chiffre d'affaires	668	1 064	230	534	273	944	185	88		-202	3
Marge opérationnelle :											
Marge opérationnelle	28	61	14	65	23	6	4	2	-22		
En %	4,3	5,9	6,4	12,6	9,3	0,7	2,2	6,1	n/a		
Résultat opérationnel :											
Résultat opérationnel	26	47	12	57	18	0	1	1	-23		[illegible]
Coût de l'endettement financier net											
Autres produits et charges financiers											
Charge d'impôt											
Résultat net											
Part du Groupe											

(1) Les éléments non alloués correspondent aux frais de siège.

III. Information sectorielle par métier. — La ventilation du chiffre d'affaires par métier s'analyse comme suit :

(En millions d'euros)	1 er semestre 2005		1 er semestre 2006	
	Montant	En %	Montant	En %
Conseil	486	14	460	12
Intégration de systèmes et applications informatiques	1 173	34	1 270	34
Infogérance	1 267	36	1 446	38
Services informatiques de proximité	546	16	608	16
Total	3 472	100	3 784	100

La ventilation de la marge opérationnelle par métier s'analyse comme suit :

(En millions d'euros)	1 er semestre 2005		1 er semestre 2006	
	Montant	En %	Montant	En %
Conseil	9	1,8	41	8,9
Intégration de systèmes et applications informatiques	43	3,7	81	6,4
Infogérance	-16	-1,2	30	2,0
Services informatiques de proximité	44	8,0	51	8,4
Non alloué (1)	-18	n/a	-22	N/A
Total	62	1,8	181	4,8

(1) Les éléments non alloués correspondent aux frais de siège.

Note 18. — Evénements postérieurs à la clôture.

En date du 20 octobre 2003, la société Cap Gemini SA a déposé une offre publique d'échange visant les actions de la société Transiciel, par la les actionnaires de Transiciel se sont vus proposer par Capgemini d'échanger leurs actions selon l'une des deux options suivantes :
— Première branche : une parité d'échange de 1 (une) action Capgemini à émettre pour 3 actions Transiciel ;
— Seconde branche : une parité de 5 actions Capgemini à émettre et 16 bons d'attribution d'actions nouvelles Capgemini pour 16 actions Tran
La seconde branche comportait un mécanisme de complément de prix se traduisant par l'attribution d'actions Capgemini supplémentaires condit à l'atteinte par le nouvel ensemble Sogeti/Transiciel d'objectifs de performance opérationnelle au cours des années 2004 et 2005. Ce mécanis complément de prix est détaillé au § 1.4.13.6 de la note d'information ayant reçu le visa de la COB n°03-935 en date du 29 octobre 2003. Sous de réalisation de ces objectifs, chaque bon d'attribution d'actions devait donner droit à l'attribution au profit de son titulaire d'une quotité d' nouvelles Capgemini, jouissance 1er janvier 2006, soit un maximum de 508 600 actions à l'issue de la période de réouverture de l'offre le 28 janvie Conformément aux dispositions du § 1.4.13.6 de la note d'information, le 27 juin 2006 le tiers arbitre a fixé à 315 332 le nombre maximum d' Capgemini à attribuer en conséquence de l'exercice des 8 137 600 bons d'attribution d'actions. A l'issue de la période d'exercice des bons d'attri d'actions (du 30 juin 2006 au 31 juillet 2006), 8 055 558 bons ont été exercés et ont donné lieu à l'émission de 312 127 actions.
Le 17 août 2006, Sogeti, filiale détenue à 100%, a signé un contrat d'acquisition d'actions aux termes duquel elle deviendra le 27 septembr propriétaire à 100% du groupe allemand FuE (Fue-Future Engineering GmbH, FuE-Future Engineering & Consulting GmbH and Computer K GmbH). Le groupe FuE est leader en Allemagne dans le domaine de l'ingénierie et du conseil plus particulièrement dans l'industrie Aérospati

tivités du groupe FuE sont implantées principalement à Hambourg, Brême, Baden-Baden et Toulouse. Le groupe FuE compte environ 250 employés a réalisé un chiffre d'affaires de 19,3 M€ en 2005.

Note 19. — Effectifs.

Effectifs moyens. — Les effectifs moyens se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

	1er semestre 2005		2005		1er semestre 2006	
	Effectifs	**En %**	**Effectifs**	**En %**	**Effectifs**	**En %**
mérique du Nord	8 107	14	7 381	12	6 234	10
oyaume-Uni et Irlande	8 574	14	8 668	15	8 869	14
ys nordiques	3 455	6	3 439	6	3 409	6
enelux	8 310	14	8 402	14	8 739	14
llemagne et Europe Centrale	3 338	5	3 487	6	4 025	7
ance	19 071	32	19 349	32	19 907	32
rope du Sud	5 130	9	5 246	9	5 840	9
ie Pacifique	3 397	6	3 762	6	5 207	8
Total	59 382	100	59 734	100	62 230	100

Effectifs de fin de période. — Les effectifs de fin de période se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

	30 juin 2005		31 décembre 2005		30 juin 2006	
	Effectifs	**En %**	**Effectifs**	**En %**	**Effectifs**	**En %**
iérique du Nord	6 997	12	6 351	10	6 218	10
yaume-Uni et Irlande	8 660	15	8 826	15	9 093	14
s nordiques	3 427	6	3 429	6	3 392	5
nelux	8 361	14	8 613	14	8 789	14
emagne et Europe Centrale	3 461	6	3 732	6	4 295	7
nce	19 353	32	19 866	32	20 002	31
ope du Sud	5 205	9	5 591	9	6 045	10
e Pacifique	3 726	6	4 628	8	5 846	9
otal	59 190	100	61 036	100	63 680	100

VII. — Principales données financières.

(En millions d'euros)	Comptes consolidés	
	1er semestre 2 005	**1er semestre 2 006**
Chiffre d'affaires	3 472	3 784
Charges d'exploitation	3 410	3 603
Marge opérationnelle :		
Montant	62	181
En %	1,8%	4,8%
Résultat opérationnel :		
Montant	123	139
En %	3,5%	3,7%
Résultat net (part du Groupe)	58	71
Rentabilité nette (%)	1,7%	1,9%
Résultat par action :		
Nombre moyen pondéré d'actions ordinaires	131 377 935	131 568 116

Résultat de base par action (en euros)	0,44	0,54
Nombre moyen pondéré d'actions ordinaires (dilué)	132 669 877	153 470 095
Résultat dilué par action (en euros)	0,43	0,51
Trésorerie nette au 30 juin	498	789
Nombre total de collaborateurs au 30 juin	59 190	63 680

VIII. — Rapport d'activité semestrielle.

L'activité du premier semestre 2006. —La croissance modérée de la demande de prestations de conseil et de services informatiques observée au co de l'exercice précédent s'est prolongée au premier semestre 2006. Désormais perceptible dans la plupart des régions où le Groupe exerce son activ *cette évolution est particulièrement* marquée dans les activités plus cycliques comme le conseil ou l'intégration de systèmes.
Dans ce contexte favorable, la croissance de Capgemini a été supérieure à celle du marché en raison d'une forte présence dans les activités cycliqu mais aussi d'un certain nombre de réussites dans l'infogérance, notamment au Royaume-Uni. Le chiffre d'affaires est en progression de 9,0% par rapp à celui du premier semestre 2005, soit 10,4% à taux et périmètre constants.
Les prises de commandes du semestre s'élèvent à 4 695 M€ en augmentation significative (51%) par rapport à celles de la même période de 2005 112 M€). Cette progression, particulièrement marquée en infogérance grâce à la signature de deux contrats majeurs, General Motors et l'extension contrat HMRC (Her Majesty Revenue and Customs), atteint néanmoins 11% pour les autres activités du Groupe.
La marge opérationnelle (1) élève à 181 M€ soit un taux de 4,8% du chiffre d'affaires, en progression de trois points par rapport au premier semestre 20
Le résultat opérationnel (2) est de 139 millions, en progression de 16 M€ par rapport à celui du premier semestre 2005 qui avait notamment bénéf des plus-values de cession de l'activité santé en Amérique du Nord.
Le résultat net du semestre est positif de 71 M€ après une charge financière nette de 20 M€ et un total d'impôt de 48 M€.
L'effectif au 30 juin 2006 s'établit à 63 680 personnes contre 61 036 au premier janvier.

(1) La marge opérationnelle, principal indicateur de performance du Groupe, est représentée par la différence entre le chiffre d'affaires et les cha d'exploitation, celles-ci étant égales au total du coût des services rendus (charges nécessaires à la réalisation des projets), des frais commerciaux et frais généraux et administratifs.
(2) Le résultat opérationnel est obtenu en déduisant de la marge opérationnelle les autres produits et charges opérationnels comprenant la charge résul de l'étalement de la juste valeur des options de souscription d'actions accordées au personnel, ainsi que les charges et produits non récurrents don coûts de restructuration et les plus ou moins-values de cession d'actifs.

Evolution de l'activité par zone géographique :

	En % du chiffre d'affaires total	Croissance (*) par rapport à S1 2005	Taux de marge opérationnelle	
			S1 2005	S1 2006
Royaume-Uni et Irlande	27%	22,2%	3,2%	5,9%
France	24%	9,6%	3,5%	0,7%
Amérique du Nord	17%	0,1%	-6,6%	4,3%
Benelux	14%	9,8%	8,8%	12,6%
Allemagne et Europe Centrale	6%	11,6%	5,9%	9,3%
Pays nordiques	6%	2,0%	5,5%	6,4%
Europe du Sud	5%	6,9%	1,9%	2,2%
Asie Pacifique	1%	6,8%	0,9%	6,1%

(*) A taux de change et périmètre constants.

La région Royaume-Uni et Irlande conforte sa position de première région du Groupe par la taille et affiche une croissance de 22,2% à taux et péri constants (+20,3% à taux et périmètre courants en raison de la cession d'une partie de la participation détenue dans la société Working Links fin 2 Cette croissance est le fruit de la réussite du contrat HMRC, de la mise en oeuvre de son extension dès le deuxième trimestre, ainsi que d'impo travaux de développement applicatif pour ce client.
La France enregistre une progression de 9,6% de son chiffre d'affaires grâce à une activité soutenue tant dans les métiers de conseil, d'intégrat de services de proximité que dans celui de l'infogérance où la montée en puissance du contrat Schneider fait plus que compenser l'arrêt de ce contrats. Il est à noter que la complexité plus élevée qu'initialement prévue des projets liés au contrat Schneider ayant entraîné des retards dan réalisation, le chiffre d'affaires reconnu sur le semestre est moins élevé qu'envisagé à l'origine.
L'Amérique du Nord a connu une activité quasi étale (0,1% à taux et périmètre constants, -3,6% à taux et périmètre courants) pénalisée par l'arrê *certain nombre de contrats* d'infogérance courant 2005, mais en revanche soutenue par la forte augmentation du chiffre d'affaires (+8,3%) de c et d'intégration de systèmes, confirmant ainsi les premiers signes positifs enregistrés fin 2005 à la suite du plan Booster. Cette reprise est confor des commandes en hausse de 23,1% au deuxième trimestre.
Le chiffre d'affaires du Benelux est en hausse de 9,8% sous l'impulsion de la Hollande où la croissance est très significative dans les métiers de c d'intégration et de services de proximité.
La région Allemagne et Europe Centrale ont cru de 11,6% à taux et périmètre constants (12,5% à taux et périmètre courants) grâce à des activ conseil et d'intégration de systèmes particulièrement dynamiques qui compensent largement la décroissance des activités d'infogérance.
La région nordique affiche une croissance de 2,0% à taux et périmètre constants (+1,4% à taux et périmètre courants) reflétant à la fois une activi orientée en Finlande, au Danemark et chez Sogeti, et plus difficile en Norvège ou en Suède en conseil et intégration de systèmes.
De même, la croissance en Europe du Sud est le résultat d'une forte croissance en Espagne et au Portugal et d'une activité toujours difficile en
Dans la région Asie Pacifique, le principe adopté par le Groupe de reconnaître le chiffre d'affaires dans le pays donneur d'ordre a pour effet de mi la croissance apparente de cette région dont les ressources situées en Inde et en Chine interviennent pour la réalisation d'un grand nombre de p
On notera en particulier l'effectif indien qui s'établit à 4 670 personnes soit une hausse de 80% par rapport au 30 juin 2005.

e taux de marge opérationnelle progresse dans la plupart des régions, notamment en Amérique du Nord où d'une période sur l'autre améliore la rofitabilité croît de plus de 10 points sous l'effet conjugué du redressement de la rentabilité des activités d'infogérance qui souffraient encore en 2005 du émarrage du contrat TXU, mais plus encore du retour à une marge raisonnable des activités de conseil et d'intégration de systèmes qui il y a un an nregistraient encore des pertes significatives.
u Benelux, et particulièrement en Hollande, la forte croissance des activités de conseil, d'intégration et de services de proximité s'est accompagnée 'une amélioration significative de leur rentabilité.
n France, en revanche, le maintien d'un niveau de profitabilité satisfaisant sur les métiers de conseil et d'intégration n'a pas suffi à compenser la égradation de celui des activités d'infogérance, et plus particulièrement l'impact des retards constatés dans le contrat Schneider.
volution de l'activité par métier :

	En % du chiffre d'affaires total	Croissance (*) par rapport à S1 2005	Taux de marge opérationnelle	
			S1 2005	S1 2006
Conseil	12,2%	4,4%	1,8%	8,9%
Intégration	33,5%	11,3%	3,7%	6,4%
Services de Proximité	16,1%	10,6%	8,0%	8,4%
Infogérance	38,2%	11,6%	-1,2%	2,0%

(*) A taux de change et périmètre constants.

s métiers de conseil, d'Intégration et de Services de Proximité enregistrent une croissance de 9,7% et une marge opérationnelle de 7,4%, en progression 3,1 points.
chiffre d'affaires de l' Infogérance augmente de 11,6%, sous l'impulsion des grands contrats signés ces dernières années. Lancé septembre 2005 pour accélérer la croissance et la rentabilité de l' Infogérance, le plan MAP (Margin Acceleration Plan) porte ses premiers fruits : marge opérationnelle atteint 2,0%, ce qui marque une progression de 3,2 points par rapport à l'an dernier, en dépit de l'impact de retards dans la lisation du contrat Schneider.

alyse des comptes consolidés. — Le chiffre d'affaires du premier semestre 2006 s'élève à 3 784 M€ contre 3 472 M€ au premier semestre 2005, t une croissance de 9,0% à taux et périmètre courants et 10,4% à taux et périmètre constants.
marge opérationnelle du premier semestre 2006 atteint 181 M€ contre un profit de 62 M€ au premier semestre 2005, soit un taux de marge de 4,8% ntre 1,8% au premier semestre 2005.
tte amélioration de 3 points du taux de marge opérationnelle s'explique pour partie par la moindre croissance du coût des services rendus (charges essaires à la réalisation des projets), mais surtout par les coûts administratifs et commerciaux qui enregistrent une baisse apparemment modeste, is remarquable quand on la rapproche de la croissance du chiffre d'affaires.
autres produits et charges opérationnels constituent une charge de 42 M€ au premier semestre 2006 contre un profit de 61 M€ au mier semestre 2005. Cette variation s'explique principalement par les plus-values de cession réalisées au premier semestre 2005. Le Groupe avait lisé 138 M€ de plus-values lors des cessions de son activité santé en Amérique du Nord au groupe Accenture (123 M€), de sa participation de 22% dans la société IS Energy en Allemagne (15 M€).
autres produits et charges opérationnels comprennent notamment des coûts de restructuration de 33 M€ (soit 44 M€ de moins qu'au mier semestre 2005) dont 30 M€ liés aux réductions d'effectifs dans le cadre du plan « MAP » destiné à rationaliser l'organisation des activités fogérance. Au premier semestre 2006, ces coûts concernent l'ensemble des implantations européennes du Groupe.
in, ils comprennent 8 M€ de charges liées aux attributions d'actions et aux options de souscription d'actions.
ésultat opérationnel s'inscrit donc à 139 M€ au premier semestre 2006 contre 123 M€ au premier semestre 2005.
ésultat financier s'établit à -20 M€ au premier semestre 2006 contre -9 M€ au premier semestre 2005. Cette détérioration résulte essentiellement :
les charges d'intérêt relatives à l'emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes émis le 16 juin 2005 (OCÉANE 5) qui s'élèvent à 9 M€, contre une charge non significative au premier semestre 2005 ;
le la charge financière de 6 M€ liée à l'évolution de l'évaluation à sa valeur de marché du contrat d'échange de taux d'intérêt relatif à l'emprunt gataire convertible ou échangeable en actions nouvelles ou existantes émis le 24 juin 2003 (OCÉANE 2003), contre un produit financier de 7 M€ remier semestre 2005 ;
artiellement compensée par l'augmentation de 14 M€ des produits de trésorerie principalement liée au réinvestissement des fonds provenant de prunt obligataire convertible ou échangeable en actions nouvelles ou existantes émis le 16 juin 2005 (OCÉANE 2005) ainsi qu'à l'augmentation taux d'intérêt en particulier en Europe.
harge d'impôt qui s'élève à 48 M€ au premier semestre 2006 recouvre :
ne charge d'impôt différé pour 26 M€, comprenant notamment l'utilisation d'impôts différés actifs reconnus antérieurement sur les déficits fiscaux roupe fiscal français pour 21 M€ ;
ne charge d'impôt courant pour 22 M€, composée essentiellement des impôts sur résultats bénéficiaires pour un total de 17 M€, notamment au ada et aux Pays-Bas, et d'impôts forfaitaires pour 5 M€, principalement aux Etats-Unis et en Italie.
ésultat net part du Groupe s'élève à 71 M€ au premier semestre 2006 (contre 58 M€ au premier semestre 2005). Au 30 juin 2006, le résultat net par action s'élève à 0,51 euro sur la base de 153 470 095 actions, contre 0,43 euro au 30 juin 2005 sur la base de 132 669 877 actions.

ilan consolidé. — La situation nette de l'ensemble consolidé s'établit à 2 916 M€, soit une augmentation de 166 M€ par rapport au écembre 2005 qui résulte principalement :
e la reconnaissance des gains actuariels nets d'impôts différés liés aux provisions pour retraites et engagements assimilés du ier semestre 2006 pour 166 M€ (176 M€ hors effets d'impôts différés et effets de change) ;
la prise en compte du résultat bénéficiaire de la période (71 M€) ;
versement de dividendes aux actionnaires pour 66 M€, soit 0,50 euro par action ;
la variation négative des réserves de conversion pour 15 M€.
ctifs non courants s'établissent à 3 253 M€ au 30 juin 2006, soit une diminution de 100 M€ par rapport au 31 décembre 2005 qui résulte ipalement des mouvements suivants :
M€ de réduction des écarts d'acquisition et autres immobilisations incorporelles principalement due aux variations du cours du dollar US et de e sterling entraînant une diminution sur la période de 27 M€ ; la diminution de ce poste est également liée aux amortissements de la période pour € compensés partiellement par des acquisitions de logiciels pour 9 M€ ;
M€ de réduction des immobilisations corporelles résultant principalement des amortissements de la période pour un montant de 63 M€, et ensés à hauteur de 44 M€ par des acquisitions de matériels informatiques ;

— 42 M€ de diminution des actifs d'impôts différés résultant principalement de l'utilisation d'impôts différés actifs reconnus sur déficits fiscaux c groupe fiscal français (21 M€), de l'effet d'impôt relatif aux gains actuariels liés aux provisions pour retraites et engagements assimilés (8 M€) et d variations du cours des devises sur la période (plus particulièrement du dollar US).
Les provisions pour retraites et engagements assimilés s'élèvent à 552 M€ contre 707 M€ au 31 décembre 2005. Cette diminution résulte d'un ga actuariel net de 176 M€ principalement lié à une augmentation d'environ 0,5 point du taux d'actualisation (sur une période d'environ 20 ans) d engagements au Royaume-Uni entraînant ainsi une diminution d'environ 10% de la dette actuarielle qui s'élevait au 31 décembre 2005 à 1 572 M€
Les créances d'exploitation, principalement composées des comptes clients et comptes rattachés, s'élèvent à 2 438 M€ au 30 juin 2006 contre 2 048 M au 31 décembre 2005. Les créances clients nettes des avances et acomptes reçus s'élèvent à 1 463 M€ au 30 juin 2006 contre 1 189 M€ a 31 décembre 2005.
Les dettes d'exploitation sont principalement composées des dettes fournisseurs et comptes rattachés, des dettes de personnel ainsi que des impôts taxes, et s'élèvent à 2 739 M€ au 30 juin 2006, contre 2 556 M€ au 31 décembre 2005.
La trésorerie nette au 30 juin 2006 s'élève à 789 M€ contre 904 M€ au 31 décembre 2005. La variation de 115 M€ s'explique essentiellement par
— un flux de trésorerie d'exploitation positif de 17 M€, conséquence :
- d'une capacité d'autofinancement avant coût de l'endettement financier net et impôt de 248 M€ ;
- d'un besoin en fonds de roulement, après impôt versé, négatif de 231 M€, dû notamment au développement des grands contrats d'infogéran principalement HMRC, TXU et Schneider ;
— un flux de trésorerie d'investissement négatif de 33 M€ lié essentiellement à des acquisitions d'immobilisations ;
— le versement aux actionnaires d'un dividende pour un total de 66 M€.

Les comptes de la société mère Cap Gemini SA. — Le total des produits d'exploitation et des produits financiers de Cap Gemini SA pour premier semestre 2006 s'élève à 143 M€ contre 364 M€ pour le premier semestre 2005. Hors impact du paiement par la filiale hollandaise Capgem NV d'un acompte sur dividende dans le cadre de la réorganisation des activités de Sogeti Transiciel au Benelux au cours du premier semestre 2005, produits d'exploitation et les produits financiers augmentent de 38% provenant d'une croissance des redevances liée à l'évolution du chiffre d'affai et des revenus de placements en ligne avec l'évolution positive de la trésorerie.
Le résultat avant impôt du premier semestre 2006 est un bénéfice de 109 M€ (à comparer à 426 M€ pour le premier semestre 2005). Le résultat premier semestre 2005 intégrait l'acompte sur dividende hollandais et une plus-value sur la réorganisation des opérations en Suède.

Perspectives pour le second semestre 2006. — Les bons résultats enregistrés au premier semestre conduisent le Groupe à confirmer que pour l'ensem de l'exercice 2006 la croissance du chiffre d'affaires sera très proche de 10% à taux et périmètres constants, et que la marge opérationnelle devrait supérieure à 5,5% (contre 3,2% l'an dernier).

IX. — Rapport des commissaires aux comptes sur l'information financière semestrielle 2006.

Aux actionnaires de Cap Gemini SA,

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :
— l'examen limité des comptes semestriels consolidés résumés de la société Cap Gemini SA, relatifs à la période du 1er janvier au 30 juin 2006, qu'ils sont joints au présent rapport ;
— la vérification des informations données dans le rapport semestriel.
Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la bas notre examen limité, d'exprimer notre conclusion sur ces comptes.
Nous avons effectué notre examen limité selon les normes professionnelles applicables en France. Un examen limité de comptes intermédiaires con à obtenir les informations estimées nécessaires, principalement auprès des personnes responsables des aspects comptables et financiers, et à mett oeuvre des procédures analytiques ainsi que toute autre procédure appropriée. Un examen de cette nature ne comprend pas tous les contrôles prop un audit effectué selon les normes professionnelles applicables en France. Il ne permet donc pas d'obtenir l'assurance d'avoir identifié tous les p significatifs qui auraient pu l'être dans le cadre d'un audit et, de ce fait, nous n'exprimons pas une opinion d'audit.
Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la conformité, dans tous leurs as significatifs, des comptes semestriels consolidés résumés avec la norme IAS 34 - norme du référentiel IFRS tel qu'adopté dans l'Union europ relative à l'information financière intermédiaire.
Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données d rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.
Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Fait à Paris, le 7 septembre 2006

Les commissaires aux comptes :

PricewaterhouseCoopers Audit :
Bernard Rascle ;

KPMG Audit, département de KPMG SA :
Frédéric Quélin, associé.

0617256

File N° 82-5065

Exhibit 19.

BALO Notice of October 30, 2006 regarding the publication of the net sales revenue for the third quarter 2006

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 056 524 984 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris - APE : 741J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).

(En millions d'euros.)

ociété mère

	2006	2005	Variation
Premier trimestre	48	36	32,6%
Deuxième trimestre	89	322	-72,5%
Troisième trimestre	51	48	6,7%
Total	188	406	-53,7%

hiffre d'affaires du deuxième trimestre 2005 comprenait un acompte sur dividende exceptionnel versé par la filiale hollandaise Capgemini NV dans dre de la réorganisation des activités de Sogeti-Transiciel au Benelux.

roupe consolidé

	2006	2005	Variation
Premier trimestre	1 869	1 708	9,4%
Deuxième trimestre	1 915	1 764	8,6%
Troisième trimestre	1 881	1 674	12,4%
Total	5 665	5 146	10,1%

oissance du chiffre d'affaires du Groupe entre les trois premiers trimestres 2006 et les trois premiers trimestres 2005 est de 10,1% à taux courant 11,4% à taux et périmètre constants.
oissance du chiffre d'affaires trimestriel du Groupe entre les troisième trimestres 2006 et 2005 est de 13,5% à taux et périmètre constants.

007

File N° 82-5065

Exhibit 20.

BALO Notice of February 16, 2007 regarding the publication of the net sales revenue for the fourth quarter 2006

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 147 952 960 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741J.
Exercice social : du 1 er janvier au 31 décembre.

Chiffres d'affaires comparés.

(Hors taxes, en millions d'euros.)

I. — Société mère.

(En millions d'euros)	2006	2005	Variation
Premier trimestre	48	36	32,60%
Deuxième trimestre	89	322	-72,50%
Troisième trimestre	51	48	6,70%
Quatrième trimestre	76	53	43,90%
Total	264	459	-42,50%

iffre d'affaires du deuxième trimestre 2005 comprenait un acompte sur dividende exceptionnel versé par la filiale hollandaise Capgemini NV dans dre de la réorganisation des activités de Sogeti-Transiciel au Benelux.

II. — Groupe consolidé.

(En millions d'euros)	2006	2005	Variation
Premier trimestre	1 869	1 708	9,40%
Deuxième trimestre	1 915	1 764	8,60%
Troisième trimestre	1 881	1 674	12,40%
Quatrième trimestre	2 035	1 808	12,60%
Total	7 700	6 954	10,70%

oissance du chiffre d'affaires annuel 2006 par rapport au chiffre d'affaires annuel 2005 du Groupe est de 10,7% à taux de change et périmètre nts et de 12,1% à taux de change et périmètre constants.

571

File N° 82-5065

Exhibit 21.

BALO Notice of April 27, 2007 regarding the publication of the net sales revenues for the first quarter 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société Anonyme au capital de 1 152 654 472 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris - APE : 741J.
Exercice social : du 1er janvier au 31 décembre

CHIFFRES D'AFFAIRES COMPARES

(hors taxes, en millions d'euros)

CIETE MERE.

	2007	2006	Variation
Premier trimestre	61	48	28,2%

ROUPE CONSOLIDE.

	2007	2006	Variation
Premier trimestre	2 214	1 869	18,5%

oissance du chiffre d'affaires du Groupe entre le premier trimestre 2007 et le premier trimestre 2006 est de 18,5% à taux de change et périmètre nts et de 14,2% à taux de change et périmètre constants.

988

File N° 82-5065

Exhibit 22.

Notice of November 3, 2006 in a legal ad newspaper

Capital porté de 1056774480 € à 1147952960 €
Aug au numéraire. création de 11397310 actions nouv
Attestation du 26 déc 13.12.06

050237 - Petites-Affiches

DED VALUE SOLUTION

iété à responsabilité limitée
au capital de 7.500 €
porté à 50.000 €
Siège social :
33, rue Fortuny
75017 PARIS
448 307 991 R.C.S. Paris

M. du 01/12/2006 a nommé AUDIT CONSEILS, 11, rue rent, 92500 RUEIL-MALMAISON, saire aux Comptes titulaire, et CHARREAU, 6, chemin des apelets, 78100 SAINT-GER-I-LAYE, Commissaire aux suppléant, pour six exercices. galement décidé d'augmenter le ocial de 42.500 euros par l'incor- de réserves pour le porter à uros, et de modifier l'objet social sant le domaine d'activité prin- la société qui est : la gestion de n client.

E. du 22/12/2006 a décidé la nation de la Société en société ons simplifiée à compter du ur, sans création d'un être moral et a adopté le texte des statuts ront désormais la Société. La ation de la Société, son objet, e, sa durée, son capital et les ouverture et de clôture de son social demeurent inchangés.

sion aux assemblées et droit : Tout associé peut participer mblées sur justification de son et de l'inscription en compte de ns. Chaque associé a autant de il possède ou représente d'ac-

nission des actions : La cession au profit d'associés ou de tiers autorisée à la majorité des voix ciés disposant du droit de vote.

nt de la société : M. Bertrand , 4, rue du Moulin-Fidel, 92350 SIS-ROBINSON.

ur général : M. Alexandre 5, allée des Grenats, 78700 NS-SAINT-HONORINE, à du 02/01/2007.

ssaires aux comptes confir- ns leurs fonctions : Société AUDIT CONSEILS, titulaire, Paul CHARREAU, suppléant.

MODIFICATIONS

050346 - Petites-Affiches

DU 325-345 AVENUE RGES CLEMENCEAU

Société civile
capital de 914.694,10 €
Siège social :
112, avenue Kléber
75116 PARIS
08 571 883 R.C.S. Paris

cisions du 22/11/06, l'associé

féré le siège social au **65, ave- hamps Elysées, 75008 PARIS,** l'article 4 des statuts ;

acte de la démission de leurs de gérants de M. Ibrahim Hayel de M. Dirham Abdo SAEED, à e ce jour ;

mé gérante, en remplacement B ALBATROS, siège : 223, rue oré, 75008 Paris, R.C.S. Paris B 38, représentée par M. Thibault ICE de MINARDIERE, demeu- avenue du Général de Gaulle, nt-Mandé.

tion sera faite au R.C.S. de

050267 - Petites-Affiches

René-Charles LARDIERE
Christian LESBAUDY
Stéphane FRAPPIER
Arnaud SALVETAT
et Nicolas TEXEREAU
Notaires
Office Notarial
28, avenue Foch
49300 CHOLET

LES FAUVETTES

Société civile immobilière
au capital de 65.248,18 €
Siège social :
19, avenue de l'Abreuvoir
49300 CHOLET
443 320 510 R.C.S. Angers

Avis est donné de la modification aux termes d'un acte reçu par Me SALVETAT, notaire à CHOLET, le 4 novembre 2006, publié au bureau des hypothèques de CHOLET, le 20 novembre 2006, volume 2006 P, numéro 7972, et d'un acte reçu par Maître SALVETAT, notaire à CHOLET, le 4 novembre 2006, enregistré à CHOLET-SUD-EST, le 13 novembre 2006, bordereau numéro 2006/762, case numéro 3, concernant :

La SCI LES FAUVETTES.

Changement de gérant, gérant sortant : Monsieur BITON Louis, demeurant à CHOLET (49300), 19, avenue de l'Abreuvoir.

Gérants nommés : Monsieur Antoine BITON, demeurant à PARIS (75012), 12, rue Corbon et Monsieur Jean-Michel GADALOU, demeurant à FONTENAY-SOUS-BOIS (94120), 18, rue Castel.

Changement de siège social :

Ancien siège social

19, avenue de l'Abreuvoir, 49300 CHOLET.

Nouveau siège social

12, rue Corbon, 75015 PARIS.

Changement de durée :

Ancienne durée

63 ans du 01/01/1978 au 31/12/2040.

Nouvelle durée

93 ans du 01/01/1978 au 31/12/2070.

Objet : Acquisition, propriété, administration, et exploitation par bail, location ou autrement, des immeubles bâtis et non bâtis apportés à la société et de tous autres immeubles bâtis ou non bâtis dont la société pourrait devenir ultérieurement propriétaire.

Agrément : Parts librement cessibles entre associés.

Pour avis,
Me SALVETAT, notaire.

050254 - Petites-Affiches

SOCIETE DES RESTAURANTS PINTO

Société anonyme
au capital de 37.800 €
Siège social :
124, rue La Boétie
75008 PARIS
712 002 823 R.C.S. Paris

Aux termes d'une délibération en date du 21/06/2006, l'assemblée générale des actionnaires a nommé en qualité d'administrateur, la société OBH New Co (renommée le même jour BERTRAND RESTAURATION), 1, rue du Chevalier-Saint-George, 75008 Paris, R.C.S. 489 236 927, en qualité d'administrateur.

Monsieur Michel Razou, demeurant 9, rue Bellenot à Colombes, a été désigné représentant permanent de la société BERTRAND RESTAURATION.

Aux termes d'une délibération en date du 25/09/2006, l'assemblée générale des actionnaires a constaté la fin de mandat de Monsieur Gautier MENARD en qualité de commissaire aux comptes suppléant et a nommé en remplacement Monsieur Michel DELAVEAU, 122, boulevard Malesherbes, 75017 Paris.

050217 - Petites-Affiches

INVESTIMA 19

Société par actions simplifiée
unipersonnelle
au capital de 2.200.000 €
Siège social :
45, rue Saint-Dominique
75007 PARIS
487 675 738 R.C.S. Paris

En date du 14 décembre 2006, l'Actionnaire Unique a :

— décidé de modifier l'objet social de la société comme suit :

"La société a pour objet :

— l'acquisition d'un aéronef neuf de type A 320-200 du constructeur Airbus financé au moyen de concours bancaires et la mise à la disposition dudit aéronef à toute compagnie aérienne sous toute forme y compris par location, crédit-bail ou vente avec réserve de propriété ;

— l'accomplissement de toutes prestations de services se rattachant à ces activités, ainsi que, d'une façon plus générale, de toutes opérations liées directement ou indirectement à cet objet et concourant à sa réalisation et notamment, mais non exclusivement, de souscrire des emprunts, consentir toutes garanties attachées auxdits emprunts, et de conclure des contrats d'échange de taux et de devise".

— décidé d'augmenter le capital social de la société d'un montant de 2.163.000 € par émission de 216.300 actions nouvelles au nominal de 10 € chacune. Le capital se trouve ainsi porté de 37.000 € à 2.200.000 €, divisé en 220.000 actions de 10 € chacune, entièrement libérées, de même catégorie.

Les articles 2, 6 et 7 des statuts sont modifiés en conséquence.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de Paris.

Pour avis.

050314 - Petites-Affiches

COME AND STAY

Société anonyme
au capital de 280.775,20 €
Siège social :
15, rue de l'Abbé-Grégoire
75006 PARIS
429 699 770 R.C.S. Paris

Le conseil d'administration en date du 23 octobre 2006 a approuvé l'augmentation du capital social avec maintien du droit préférentiel de souscription des actionnaires pour un montant maximal de 21.659.796 euros.

Le conseil d'administration en date du 27 novembre 2006 a constaté la réalisation d'une augmentation du capital social d'un montant nominal de cent douze mille sept cent vingt et un euros et quarante cents (112.721,40 Euros) ayant dégagé une prime d'émission d'un montant de vingt millions cent soixante-dix-sept mille cent trente euros et soixante cents (20.177.130,60 Euros), soit une augmentation de capital d'un montant total de vingt millions deux cent quatre-vingt-neuf mille huit cent cinquante-deux (20.289.852) euros, par émission d'un million cent vingt-sept mille deux cent quatorze (1.127.214) actions nouvelles.

L'article 6 des statuts se lira désormais comme suit :

" Le capital de la Société est fixé à trois cent quatre-vingt-treize mille quatre cent quatre-vingt-seize euros et soixante cents (393.496,60 Euros). Il est divisé en trois millions neuf cent trente-quatre mille et neuf cent soixante-six (3.934.966) actions de 0,1 euro de valeur nominale ".

Mention sera faite au R.C.S. de Paris.

Pour avis.

314756 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.056.774.480 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

En vertu des pouvoirs qui lui ont été délégués par le Conseil d'Administration dans sa séance du 29 novembre 2006, lui-même ayant agi en vertu de la délégation de compétence et de l'autorisation qui lui ont été consenties par l'Assemblée Générale Mixte du 11 mai 2006 dans ses vingt-quatrième et vingt-cinquième résolutions, et après avoir :

— constaté que deux certificats du dépositaire des fonds émanant de CACEIS Corporate Trust datés du 13 décembre 2006 certifient que 10.361.191 actions nouvelles de 8 euros de nominal (montant initial) plus 1.036.119 actions nouvelles de 8 euros de nominal (exercice de l'option de surallocation), soit au total 11.397.310 actions nouvelles de 8 euros de nominal ont été souscrites par divers établissements de crédit et entreprises d'investissement ayant reçu mandat des actionnaires d'effectuer ces souscriptions qui lui ont été délivrées au titre d'une augmentation de capital de la société avec suppression du droit préférentiel de souscription,

le Directeur Général a, le 13 décembre 2006, décidé de modifier comme suit l'article 6 des statuts :

le capital social est fixé à 1.147.952.960 euros et divisé en 143.494.120 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour avis.

421261 - La Loi

IMMO FRANCIA 1

Société par actions simplifiée
au capital porté de 37.000 €
à 58.215.100 €
Siège social :
109, rue du Faubourg-Saint-Honoré
75008 PARIS
491 203 220 R.C.S. Paris

Aux termes de décisions en date du 29 novembre 2006, l'associé unique de la société susvisée a décidé d'augmenter le capital social d'une somme de 58.178.100 euros pour le porter de 37.000 euros à 58.215.100 euros, par l'émission de 581.781 actions nouvelles émises au prix unitaire de 119,999819519716 euros, comprenant une prime d'émission de 19,999819519716 euros par action, libérée intégralement par compensation avec des créances certaines, liquides et exigibles sur la société.

Il résulte du certificat du dépositaire des fonds établi le 30 novembre 2006 par le commissaire aux comptes de la société que l'augmentation de capital susvisée a été définitivement réalisée le 30 novembre 2006.

En conséquence, les articles 6 et 7 des statuts ont été modifiés.

Modifications intervenues dans les mentions publiées :

Ancienne mention

Capital social : 37.000 euros.

Nouvelle mention

Capital social : 58.215.100 euros.

Pour avis,
Le Président.

050311 - Petites-Affiches

ERRATUM à l'annonce 048621 parue le 14 décembre 2006, page 24 dans les **Petites Affiches**, concernant **BOUYGUES, il convient de lire : BOUYGUES, Société anonyme au capital de 336.762.896 € ramené à 334.170.832 €.**

Pour avis.

File N° 82-5065

Exhibit 23.

Notice of December 25/26, 2006 in a legal ad newspaper

capital passe de 1 056 524 984 à 1 056 774 480
conseil du 18.10.06 Stock options levées entre le 1/7 et 30.09.06

417480 - La Loi

ALLIANCE DEVELOPPEMENT CAPITAL SIIC

Société anonyme
au capital de 16.716.800 €
Siège social :
2, rue de Bassano
75116 PARIS
457 200 368 R.C.S. Paris

conseil d'administration du 22 août
a constaté que, dans le cadre de la
ibution de dividendes décidée par
emblée générale ordinaire annuelle
actionnaires du 25 juillet 2006 avec
ibilité offerte à chaque actionnaire
ter entre le paiement de la totalité
lividende lui revenant au titre des
ns dont il est titulaire soit en numé-
, soit en actions de la société,
7.675 coupons sur les 58.260.228
ons adressés aux porteurs des
ns composant le capital social à la
du 31 décembre 2005, ont été exer-
entraînant ainsi une augmentation
apital social de 1.391.699,43 € due à
éation de 4.850.254 actions nouvel-

capital social de la société a été
de 16.716.800 euros à
8.499,43 euros ; le capital a été
di à 16.716.800 euros par incorpo-
d'une somme de 0,57 euros préle-
ur le compte " prime d'émission ".
capital social est de 18.108.500 €
senté par 63.110.482 actions.

conseil d'administration a décidé
odifier en conséquence les articles
des statuts.

Mention en sera portée au R.C.S.
e PARIS.

041425 - Petites-Affiches

POINSETIA FRANCE

Société anonyme
au capital de 11.935.000 €
Siège social :
53, rue Boissière
75116 PARIS
382 430 379 R.C.S. Paris

termes du procès-verbal :
les délibérations de l'Actionnaire
e du 5 octobre 2006, Monsieur
e Louvet, né le 19 novembre 1976
16e demeurant 43, rue Cler, 75007
et Monsieur Philippe Klocanas, né
uillet 1961 à Marseille (13), demeu-
7, avenue Lowendal, 75015 Paris
é nommés en qualité d'administra-
our une durée de cinq (5) années,
pter du 5 octobre 2006 ;
les délibérations du Conseil d'Ad-
ration du 5 octobre 2006, Mon-
Jean-Jacques Lafont né le 4 août
Ixelles (Belgique) demeurant 75,
de Genève, 1180 Rolle (Suisse) a
mmé en qualité de Directeur Géné-
a Société, avec effet à cette même
remplacement Monsieur Franck
Directeur Général démission-

de cette même réunion, il a été
te de la démission de Messieurs
Brown et Patrick Morin de leurs
s d'administrateurs et de direc-
énéral délégué au sein de la
avec effet à compter du 5 octo-
06.

Pour avis.

041553 - Petites-Affiches

IFICATIF à l'annonce nº 039298
ans les **Petites Affiches** en date
octobre 2006, concernant la
MERIDIAN ELBEUF ANGOT,
e en **MERIDIAN IGNY**. Il convient
R.C.S. : 484 541 362.

312363 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.056.524.984 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 18 octobre 2006 a constaté qu'entre le 1er juillet 2006 et le 30 septembre 2006, 31.187 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.056.524.984 euros à 1.056.774.480 euros divisé en 132.096.810 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.056.524.984 euros et divisé en 132.065.623 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.056.774.480 euros et divisé en 132.096.810 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

310835 - Le Quotidien Juridique

PAVIGRES FRANCE SA

Société anonyme
au capital de 76.500 €
Siège social :
50, rue de Paradis
75010 PARIS
352 318 935 R.C.S. Paris

Aux termes de l'assemblée générale ordinaire du 26/06/2006, il a été pris acte de la nomination en qualité d'administrateur pour une durée de trois années de Monsieur José Alberto FIGUEIRA DIOGO, demeurant à ARCOS - ANADIA (Portugal), en remplacement de Monsieur Oswaldo MARTINS.

Le 26 juin 2006, la société PAVIGRES CERAMICAS, anciennement dénommée PAVIGRES-FABRICA DE PAVIMENTOS E REVESTIMENTOS S.A., administrateur, a désigné comme nouveau représentant permanent au sein de la société PAVIGRES FRANCE SA, Monsieur Oswaldo MARTINS, demeurant à ANADIA (Portugal), en remplacement de Madame Emilia MARTINS.

Aux termes du procès-verbal du conseil d'administration du 27/06/2006, il a été pris acte de la nomination en qualité de président du conseil d'administration de Monsieur José Alberto FIGUEIRA DIOGO, en remplacement de Monsieur Oswaldo MARTINS, nommé aux fonctions de directeur général.

Mention en sera faite au R.C.S. de PARIS.

417489 - La Loi

MAURICE

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
16, rue Saint-Sauveur
75002 PARIS
490 493 418 R.C.S. Paris

Suite à l'AGE du 30/10/2006, M. JAGANATHAN VADIVEL, demeurant au 6, rue du Cambodge - 75020 PARIS, a été nommé Gérant en remplacement de M. VELLEYEN MOONSAMY.

L'inscription modificative sera effectuée au Registre du Commerce et des Sociétés de PARIS.

Pour Avis : LA GERANCE.

041583 - Petites-Affiches

CAISSE DE CREDIT MUTUEL DE PARIS NORD 2

Société coopérative
à capital variable
et à responsabilité
statutairement limitée
Siège social :
1, rue de la Tour-des-Dames
75009 PARIS
487 865 255 R.C.S. Paris

Réunis en Conseil d'Administration le 07/09/06, les administrateurs ont transféré le siège social au **17, rue du Général-de-Gaulle, 95880 ENGHIEN-LES-BAINS**, et modifié l'article 6 des statuts. La société sera radiée du R.C.S. de Paris et immatriculée au R.C.S. de Pontoise.

041585 - Petites-Affiches

CAISSE DE CREDIT MUTUEL DE PARIS SUD 2

Société coopérative
à capital variable
et à responsabilité
statutairement limitée
Siège social :
1, rue de la Tour-des-Dames
75009 PARIS
487 853 244 R.C.S. Paris

Réunis en Conseil d'Administration le 06/09/06, les administrateurs ont transféré le siège social au **17, rue du Bac, 94480 ABLON-SUR-SEINE**, et modifié l'article 6 des statuts. La société sera radiée du R.C.S. de Paris et immatriculée au R.C.S. de Créteil.

041615 - Petites-Affiches

DISTRIBUTION INTERNATIONALE DE L'AMEUBLEMENT

D.I.A.

Société par actions simplifiée
au capital de 150.300 €
Siège social :
29, avenue de Wagram
75017 PARIS
399 192 897 R.C.S. Paris

Aux termes d'une délibération en date du 28 août 2006, l'Assemblée Générale Ordinaire des Associés a nommé Madame Françoise BOCCARA, demeurant à VINCENNES (94300), 1, Avenue Foch, en qualité de Directeur Général.

Pour avis,
Le Président.

417360 - La Loi

MARLIN

Société à responsabilité limitée
au capital de 10.000 €
Siège social :
49, rue Bargue
75015 PARIS
449 220 292 R.C.S. Paris

Aux termes du procès-verbal des décisions du 30 juin 2006, l'associé unique statuant conformément aux dispositions de l'article L. 223-42 du Code de Commerce a décidé qu'il n'y avait pas lieu de dissoudre la société bien que l'actif net soit devenu inférieur à la moitié du capital social.

Mention en sera portée au R.C.S. de PARIS.

417406 - La Loi

LARA STEFANEL

Société par actions simplifiée
au capital de 3.050.000 €
Siège social :
54, rue de Rennes
75006 PARIS
316 330 893 R.C.S. Paris

Aux termes du procès-verbal des dé
sions ordinaires en date du 13 octot
2006, l'associé unique a décidé de no
mer en qualité de Président, Monsie
Giuseppe CECCHIN demeurant
Valenti 2, Rossano Veneto (Italie)
remplacement de Monsieur Gino TRE
TIN démissionnaire.

Mention en sera portée au R.C
de PARIS.

041573 - Petites-Affiches

ROSSETTI FRANCE

Société par actions simplifiée
au capital de 500.000 €
Siège social :
54, rue du Faubourg-Saint-Honoré
75008 PARIS
301 463 444 R.C.S. Paris

Suivant procès-verbal en date du
Juillet 2006, l'associée unique a déci
de nommer en qualité de nouvea
Directeurs Généraux, Messieurs Dié
ROSSETTI demeurant MILANO 201
Via G. Govone 42 - Italie et Dario RO
SETTI demeurant LEGNANO 200
(Milano) Via N. Bixio 26 - Italie.

Mentions seront faites au R.C.
de PARIS.

312381 - Le Quotidien Juridique

ROMAIN AFFLELOU CREATEUR

Entreprise unipersonnelle
à responsabilité limitée
au capital de 7.500 €
Siège social :
140, rue de Rivoli
75001 PARIS
452 089 154 R.C.S. Paris

Aux termes d'une Assemblée Généra
Extraordinaire le 1er Août 2006, l'assoc
unique a décidé d'augmenter le capit
social de 42.000 € pour le porter
49.500 € par apport en numéraire et p
la création de 4.200 parts nouvelles c
10 € chacune.

L'article 7 des statuts a été modifié e
conséquence.

312368 - Le Quotidien Juridique

QUICKLY

Entreprise unipersonnelle
à responsabilité limitée
au capital de 196.000 €
Siège social :
155, rue du Faubourg-Saint-Denis
75010 PARIS
434 694 543 R.C.S. Paris

Suivant délibération de l'Assemblé
Générale Extraordinaire en date du 2
Octobre 2006, il a été décidé de rajoute
à l'objet social, la mention suivante :

L'activité de transport de marchar
dises et de commissionnaire de trans
port.

Le reste sans changement.

File N° 82-5065

Exhibit 24.

Notice of March 7, 2007 in a legal ad newspaper

capital porte de 1144 952 960 € à 1152 654 464 €
initial du 14.02.07 Stock options levées entre le 01.10.06 et le 31.12.06

404462 - La Loi

GOLDRIVER

Société anonyme
au capital de 480.000 €
Siège social :
76, rue Myrha
75018 PARIS
328 045 851 R.C.S. Paris

termes d'une délibération des
naires en date du 28 juin 2006, a
ris acte de la nomination de
ne Nathalie UZAN, demeurant à
(19ème) - 12, allée des Eiders, en
cement de Monsieur Michel
démissionnaire, et ce pour la
du mandat restant à courir de ce
.

Modification au R.C.S. de PARIS.
POUR AVIS.

010186 - Petites-Affiches

JURIS AFFAIRES

Société d'exercice libéral
à responsabilité limitée
au capital de 10.000 €
Siège social :
11 bis, rue de Moscou
75008 PARIS
351 121 520 R.C.S. Paris

ermes d'une délibération en date
ars 2007, la collectivité des asso-
écidé de transférer le siège social
odifier corrélativement l'article 4
uts.

mpter du 5 mars 2007, le siège
ui était 11 bis, rue de Moscou,
ARIS, est désormais **1, avenue**
dland, 75008 PARIS.

LA GERANCE.

010136 - Petites-Affiches

LANGE & DE GALZAIN
Société d'Avocats
Le Montesquieu
19, avenue J.-F.-Kennedy
33700 MERIGNAC

EUROLOOK FRANCE

ciété par actions simplifiée
au capital de 37.000 €
Siège social :
150, rue de la Pompe
75116 PARIS
453 665 671 R.C.S. Paris

09/2005, les associés, statuant
cation de l'article L. 225-248 du
Commerce, ont décidé qu'il n'y
lieu à dissolution anticipée de
é.

10201 - Petites-Affiches

SAPAC PRINTEMPS

Société en nom collectif
au capital de 471.200 €
Siège social :
102, rue de Provence
75009 PARIS
04 514 417 R.C.S. Paris

mes d'une délibération en date
rier 2007, l'assemblée des asso-
ris acte de la démission de
Martine DELZENNE de ses
de Gérant, avec effet au 31
07, et a nommé en qualité de
Gérant Monsieur Aymeric de
meurant 41, rue du Parc - 78630
, avec effet au 1er février 2007.

Pour avis.
La Gérance.

009853 - Petites-Affiches

FRANCE C.C.P.M.

Société par actions simplifiée
au capital de 5.270.000 €
Siège social :
22, quai de la Mégisserie
75001 PARIS
331 346 445 R.C.S. Paris

Par décision du Président en date du 15 février 2007, il a été décidé de transférer le siège social, à compter du 19 mars 2007, au **80, Rue Taitbout - 75009 PARIS.**

L'article 4 des statuts a été modifié en conséquence.

Mention sera faite au R.C.S. de Paris.

Pour Avis.

010133 - Petites-Affiches

CAZOR

Société civile
au capital de 312.300 €
Siège social :
56, rue Saint-Antoine
75004 PARIS
434 411 963 R.C.S. Paris

Suivant procès-verbal de l'Assemblée Générale Mixte en date du 30.06.2006, il a été décidé de transférer le siège social au **31, Quai de Bourbon, 75004 PARIS**, à compter du même jour.

L'article 4 des statuts a été modifié en conséquence.

Mention en sera faite au R.C.S. de PARIS.

Pour extrait.

404416 - La Loi

VISUAL IMPACT FRANCE

Société à responsabilité limitée
au capital de 7.500 €
Siège social :
74, boulevard de Reuilly
75012 PARIS
448 429 274 R.C.S. Paris

Aux termes d'une délibération en date du 15 décembre 2006, l'Assemblée Générale Ordinaire a nommé :

Monsieur David LESAGE, demeurant 14, rue Louis Braille Paris 12ème, en qualité de gérant associé pour une durée illimitée en remplacement de Monsieur Michael William BEAVER.

Pour avis.
La Gérance.

010161 - Petites-Affiches

FONTAINE Fiacre

Société par actions simplifiée
au capital de 80.000 €
Siège social :
8, rue Hippolyte-Lebas
75009 PARIS
483 330 122 R.C.S. Paris

Suivant délibération de l'assemblée générale extraordinaire du 2 mars 2007, les associés, statuant dans le cadre des dispositions de l'article L. 223-42 du Code de commerce, ont décidé de ne pas dissoudre la Société.

Le dépôt légal sera effectué au Greffe du Tribunal de commerce de Paris.

Pour avis.

404466 - La Loi

AILE INVEST 1

Société par actions simplifiée
au capital de 37.000 €
Siège social :
38, rue Mathurins
75008 PARIS
494 397 979 R.C.S. Paris

Suivant les décisions de l'associé unique en date du 05/03/2007, il a été décidé de modifier l'objet social par adjonction d'une nouvelle activité et de modifier les statuts comme suit : " l'achat, la souscription, la détention, la cession ou l'apport de valeurs mobilières ou encore de titres de créances émis par la société NOVAHOLCO 1, société par actions simplifiée, dont le siège social est situé 23, rue du Roule à Paris (75001), immatriculé au Registre du Commerce et des Sociétés de Paris sous le numéro 492 273 438 ; l'emprunt auprès de ses actionnaires (par le biais d'avances en compte courant) et/ou d'un établissement bancaire français, des sommes lui permettant de financer tout ou partie de l'acquisition des valeurs mobilières ou encore de titres de créances émis par la société NOVAHOLCO 1 ; le nantissement, au profit de l'établissement bancaire français prêteur, des valeurs mobilières ou encore des titres de créances émis par la société NOVAHOLCO et détenus par la société ; et plus généralement, la gestion des valeurs mobilières ou des titres de créances émis par NOVAHOLCO 1 ou de toute société venant s'y substituer par voies d'apport, fusion scission ".

Les status ont été modifiés en conséquences.

Mention en sera faite au R.C.S. de PARIS.

302713 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.147.952.960 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 14 février 2007 a constaté qu'entre le 1er octobre 2006 et le 31 décembre 2006, 587.688 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.147.952.960 euros à 1.152.654.464 euros divisé en 144.081.808 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.147.952.960 euros et divisé en 143.494.120 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.152.654.464 euros et divisé en 144.081.808 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

302758 - Le Quotidien Juridique

B.M.I.

Société à responsabilité limitée
au capital de 57.168 €
Siège social :
83, boulevard Haussmann
75008 PARIS
383 720 489 R.C.S. Paris

Le 30 Juin 2006, l'associé unique a décidé la poursuite d'exploitation.

LA GERANCE.

010141 - Petites-Affiches

FRANCE TELECOM CAPITAL DEVELOPMENT "FTCD"

Société anonyme
au capital de 39.090.360 €
Siège social :
23, rue Royale
75008 PARIS
306 769 688 R.C.S. Paris

Suivant procès-verbal du Conseil d'Administration en date du 26.01.2007 :

— Il a été pris acte de la démission de leurs fonctions d'Administrateur de :

- M. Julien BILLOT, à compter du 30.11.2006.
- M. François JAMET, à compter du 09.01.2007.
- M. Joël BADETS-KRUZIK, à compter du 24.01.2007.
- M. Pascal VIGINIER, à compter du 26.01.2007.

— Il a été décidé de coopter en qualité d'Administrateurs :

- Mme Stéphane PALLEZ, demeurant à PARIS (75006), 77, rue Madame.
- M. Thierry BONHOMME, demeurant à PARIS (75015), 50, boulevard de Vaugirard.

— Il a été décidé de nommer M. Thierry BONHOMME, précité, en qualité de Président du Conseil d'Administration et Directeur Général, en remplacement de M. Pascal VIGINIER, démissionnaire.

Mention en sera faite au R.C.S. de PARIS.

Pour avis.

404440 - La Loi

PRESTIGE DU MOBILIER

Société à responsabilité limitée
au capital de 7.500 €
Siège social :
21, rue de Grenelle
75015 PARIS
481 340 487 R.C.S. Paris

Aux termes du procès-verbal en date du 15 février 2007, l'ASSEMBLEE GENERALE ORDINAIRE a décidé de nommer en qualité de gérant Monsieur Chaker TOUIL demeurant 38, rue de Lille, 93220 GAGNY, en remplacement de Madame Jonet Hellmy HALLIM.

L'ASSEMBLEE GENERALE EXTRAORDINAIRE a également décidé de modifier l'objet social qui est désormais libellé comme suit : IMPORT EXPORT DE MOBILIER ET ACCESSOIRES DE DECORATION ET AGENCEMENT - DEPOT VENTE DE MEUBLES NON REGLEMENTES.

Enfin l'ASSEMBLEE GENERALE EXTRAORDINAIRE a également décidé le transfert du siège social au **12, rue Auger, 75020 PARIS**, à compter du 15 février 2007.

Les statuts ont été modifiés en conséquence.

L'inscription modificative sera portée au R.C.S. tenu par le greffe du tribunal de commerce de PARIS.

Le gérant.

010117 - Petites-Affiches

GOLDEN SUN ESTHETIQUE

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
3, rue Clodion
75015 PARIS
479 143 612 R.C.S. Paris

Aux termes d'une décision en date du 31 janvier 2007, l'Associée unique, statuant en application de l'article L. 223-42 du Code de commerce, a décidé qu'il n'y avait pas lieu à dissolution de la Société. Pour avis, La Gérance.

File N° 82-5065

Exhibit 25.

Notice of March 22, 2007 in a legal ad newspaper

Décision du DG du 14.03.07 conversion obligations océanes 2007

012514 - Petites-Affiches

FIDAL

SOCIETE D'AVOCATS
, avenue du Président-Kennedy
Le Montesquieu
33692 MERIGNAC CEDEX

FINANCIERE GREGOIRE

Société par actions simplifiée
au capital de 37.000 €
Siège social :
00 SAINT-MARTIAL-D'ARTENSET
Transféré au :
55, boulevard Haussmann
75008 PARIS
494 122 609 R.C.S. Périgueux

ssocié unique dans sa séance du 27 r 2007 a constaté :

a démission de Monsieur Pierre E de ses fonctions de président et mmé, en remplacement, Monsieur Michel JOUSSAIN, demeurant à -MEDARD-DE-MUSSIDAN (24400), Les Chauzeys,

augmentation de capital d'une e en numéraire de 2.971.000 € être porté de 37.000 € à 000 €,

augmentation de capital d'une e en numéraire de 697.800 € pour orté de 3.008.000 € à 3.705.800 €,

augmentation de capital d'une e en numéraire de 450.000 € pour orté de 3.705.800 € à 4.155.800 €,

augmentation de capital d'une e en numéraire de 150.000 € pour orté de 4.155.800 € à 4.305.800 €,

augmentation de capital d'une e en numéraire de 1.194.200 € être porté de 4.305.800 € à 000 €.

ce même procès-verbal, il est de modifier le mode de gestion société en adoptant un comité de llance composé de la société ING OM EQUITY SAS dont le siège est à PARIS (75008), 55, boulevard mann, immatriculée au R.C.S. de sous le n° 438 921 637, repré- par son Président Monsieur Denis CHEVALLIER, Monsieur Pierre E, demeurant à VERSAILLES), 22, rue de l'Ermitage, Monsieur s BABINET, demeurant à PARIS), 45, rue de Croulebarbe, Mon- Jean-Claude GREGOIRE, demeu- à MONTPON-MENESTEROL), Le Haut-Vignaud, et Madame COLLETTI, demeurant à SAN O IN CARIANO - VR (Italie) Via io 12 37029, et d'un directoire.

omité de surveillance réuni le 27 2007 a nommé Monsieur Pierre E en qualité de président, Mon- ean Michel JOUSSAIN en qualité sident du directoire et Madame JOUSSAIN, demeurant à SAINT- RD-DE-MUSSIDAN (24400), 3, rue hauzeys, en qualité de membre du ire.

décision du président en date du ier 2007, le siège de la société a nsféré à **PARIS (75008), 55, boule- aussmann** ; l'article 4 des statuts modifié en conséquence.

a société sera immatriculée au .S. de PARIS.

Pour avis.

012456 - Petites-Affiches

EDI PRESSE

ociété par actions simplifiée
au capital de 100.000 €
Siège social :
13, rue de la Cerisaie
75004 PARIS
315 533 679 R.C.S. Paris

écisions du 08/03/07, le Président féré le siège social au 1-3, **rue en, 75010 PARIS**, à compter de , et modifié l'article 4 des statuts. sera faite au R.C.S. de Paris.

303359 - Le Quotidien Juridique

SOCIETE LORRAINE DE MATERIEL FERROVIAIRE

LORMAFER
Société anonyme
à conseil d'administration
au capital de 762.246 €
Siège social :
31, avenue Franklin-Roosevelt
75008 PARIS
362 800 211 R.C.S. Paris

Par délibération du 11 décembre 2006, les actionnaires de la société susvisée ont décidé de :

— réduire le capital de 662.246 Euros pour le porter de 762.246 Euros à 100.000 Euros, sous condition suspensive de la réalisation de l'augmentation du capital d'une somme de 420.000 Euros pour le porter à 520.000 Euros par l'émission d'actions de numéraire,

— transférer à compter du 1er janvier 2007 le siège social du 31, avenue Franklin Roosevelt - 75008 PARIS à **La Houve - 57150 CREUTZWALD** et ont modifié l'article 4 des statuts.

La société sera désormais immatriculée au Registre du Commerce et des Sociétés de METZ.

Des termes du procès-verbal du Conseil d'Administration en date du 28 décembre 2006, il résulte que le capital social de 100.000 Euros a été augmenté d'une somme de 420.000 Euros, pour être porté à 520.000 Euros. En conséquence, l'article 7 des statuts relatif au capital social, a été modifié comme suit : " Le capital est fixé à la somme de 520.000 Euros divisé en 260.000 actions de même catégorie ".

Au cours de ce même Conseil d'Administration, les Administrateurs ont :

— décidé de coopter en tant qu'administrateurs, à titre provisoire, et sous réserve de ratification à la prochaine Assemblée Générale :

- en remplacement de la société Arbel, Monsieur Christian TELLIER demeurant 70 bis, rue Anatole France, 59184 SAINGHIN-EN-WEPPES,

- en remplacement de la société Arbel Fauvet Rail, la société CT Développement, SARL au capital de 5.000 Euros, immatriculée au R.C.S. de Lille sous le N° 488 318 445, dont le siège sis 70 bis, rue Anatole France, 59184 SAINGHIN-EN-WEPPES, représentée par Madame Martine Tellier, demeurant 70 bis, rue Anatole France, 59184 SAINGHIN-EN-WEPPES,

- en remplacement de Monsieur Bernard ROQUES, Monsieur Alexis CHEVRIERE, demeurant 30, boulevard Victor Hugo, 92200 NEUILLY-SUR-SEINE,

— Pris acte de la démission de Monsieur Lucien SELCE de son mandat d'administrateur à l'issue de la présente réunion,

— Nommé en qualité de Président-Directeur Général, Monsieur Christian TELLIER, en remplacement de Monsieur Bernard ROQUES,

— Nommé en qualité de Directeur Général Délégué non administrateur, Monsieur Roland LHOMMEE demeurant 10, rue Haute, 57550 FALCK.

012374 - Petites-Affiches

ALPHEEINVEST

Société par actions simplifiée
au capital de 40.000 €
Siège social :
137, rue du Faubourg-Saint-Honoré
75008 PARIS
494 005 952 R.C.S. Paris

L'AGM du 13/02/07 a décidé de modifier la dénomination sociale de la société, qui sera désormais :

MONDIALUM

Les statuts ont été modifiés en conséquence. R.C.S. PARIS.

012534 - Petites-Affiches

ALLIANCE CHRETIENNE

Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
51, rue du Rocher
75008 PARIS
389 862 749 R.C.S. Paris

Aux termes de l'Assemblée Générale Extraordinaire du 20 mars 2007, la collectivité des Associés a décidé de modifier l'objet social, et la dénomination de la société ainsi que de transférer le siège social. Les articles 2, 3 et 4 des statuts sont modifiés en conséquence.

La société a pour objet :

— les études et formations psychologiques et sociologiques, pour des personnes ou des groupes,

— la promotion de la spiritualité chrétienne, par tous moyens, notamment par l'organisation de conférences, retraites, pèlerinages, et par l'édition de supports écrits, informatiques, vidéo ou autres,

— ainsi que toutes opérations, commerciales et financières, mobilières et immobilières pouvant se rattacher directement ou indirectement à l'objet social et à tous objets similaires ou connexes.

La participation de la société, par tous moyens, à toutes entreprises ou sociétés créées ou à créer, pouvant se rattacher à l'objet social, notamment par voie de création de sociétés nouvelles, d'apport, commandite, souscription ou rachat de titres ou droits sociaux, fusion, alliance ou association en participation ou groupement d'intérêt économique ou de location-gérance.

La dénomination de la société est :

MERIEM

au lieu de " ALLIANCE CHRETIENNE ".

Le siège social est transféré au **9, Chemin du Bas-Murguet - 78380 BOUGIVAL**.

En conséquence, la Société qui est immatriculée au Registre du Commerce et des Sociétés de PARIS sous le numéro 389 862 749 fera l'objet d'une nouvelle immatriculation au Registre du Commerce et des Sociétés de VERSAILLES, désormais compétent à son égard.

POUR AVIS.

012452 - Petites-Affiches

HEMISPHERE

Société anonyme
au capital de 312.800 €
Siège social :
18-20 bis, rue Lecourbe
75015 PARIS
353 970 916 R.C.S. Paris

Par décisions du 28/02/07, l'actionnaire unique a :

— pris acte de la démission de M. Fabien TAVERNIER, M. Jérôme FITOUSSI et M. Thierry DENIAU, M. Jean-Michel MANUEL et M. Georges ROUSSEAU de leurs fonctions d'administrateurs ;

— nommé, en remplacement, administrateurs :

- M. Jean-Michel BENARD, demeurant 6, allée de la Pelletière, 92380 Garches ;

- M. François PERRIN, demeurant 93, route du Roi, 78290 Croissy-sur-Seine ;

- M. Philippe SAUVE, demeurant 48, avenue Félix Faure, 92000 Nanterre.

Réunis en CA le 28/02/07, les administrateurs ont :

— nommé Président du CA M. Jean-Michel BENARD, Président du Conseil d'administration ; il assumera en outre la direction générale de la Société, en remplacement de M. Fabien TAVERNIER, démissionnaire.

Mention sera faite au R.C.S. de Paris.

303303 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.152.654.464 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

En vertu des pouvoirs qui lui ont é délégués par le Conseil d'Administratic dans sa séance du 8 juin 2005 (lui-mên ayant agi en vertu de la délégation c compétence et de l'autorisation qui l ont été consenties par l'Assemble Générale Mixte du 12 mai 2005 dans s douzième résolution), ayant décidé le juin 2005 de lancer une émission d'ob gations à option de conversion e actions nouvelles et/ou d'échange e actions existantes et d'en arrêter le modalités définitives, et après avoir :

— constaté qu'un document en da du 9 janvier 2007 émanant de Cace Corporate Trust, établissement assura le service émetteur de la Société, fa apparaître qu'une obligation à option c conversion en action nouvelle et/c d'échange en action existante (océan juin 2005) a été présentée pour souscri tion à une action nouvelle de la Sociét

le Directeur Général a, le 14 ma 2007, décidé de modifier comme su l'article 6 des statuts :

ARTICLE 6 - **Capital social**

Le libellé de cet article devient suivant :

" Le capital social est fixé à un millia cent cinquante-deux millions six ce cinquante-quatre mille quatre ce soixante-douze (1.152.654.472) euros divisé en cent quarante-quatre millio quatre-vingt-un mille huit cent ne (144.081.809) actions de huit (8) eurc chacune entièrement libérées et toute de même catégorie. "

Pour avis.

012393 - Petites-Affiches

MONTAIGNE DIFFUSION

Société anonyme
au capital de 324.000 €
Siège social :
92, rue Réaumur
75002 PARIS
307 258 301 R.C.S. Paris

Aux termes des délibérations en da du 16 mars 2007, le Conseil d'Admini tration a pris acte de la démission c Monsieur Dominique Jacomet de sc mandat d'administrateur, prenant effet la même date. Par cooptation, il a dés gné Monsieur Bertrand Neuschwande demeurant 27, avenue du Maréchal-Foc à Saint-Cloud (92), en qualité de nouv administrateur pour la durée du mand de son prédécesseur, sous réserve c ratification par la prochaine assemblé

De plus, en application de l'article 1 des statuts, le Conseil d'Administration opéré une séparation des fonctions c Président du Conseil d'Administration de Directeur Général. Monsieur Gu Latourrette, demeurant 180, boulevar St-Germain à Paris (75006), exercera fonction de Président du Conseil d'Ac ministration de la Société pour la duré de son mandat d'administrateur.

Monsieur Bertrand Neuschwande exercera la fonction de Directeur Gén ral de la Société pour la durée de so mandat d'administrateur.

En application de l'article 15-4 de statuts, le Directeur Général a le mêm pouvoir de représentation de la Sociét dans ses rapports avec les tiers que l Président du Conseil d'Administratio

Mention sera faite au R.C.S. c Paris.

Pour avis.

Exhibit 26.

Notice of May 14, 2007 in a legal ad newspaper

Capital social porté de 1152654472 € à 1155210328 € suite levées de stock options entre le 1er janvier 2007 et le 31 mars 2007

019590 - Petites-Affiches

BOUYGUES

Société anonyme
au capital de 334.777.583 €
porté à 342.065.604 €
Siège social :
32, avenue Hoche
75008 PARIS
572 015 246 R.C.S. Paris

e Président-Directeur Général, en u des pouvoirs qui lui ont été confé- par le Conseil d'Administration dans éance du 6 décembre 2006, a cons- :

le 2 mai 2007, une augmentation de tal de 916.501 € nominal portant le tal social à 335.694.084 €, résultant 'exercice par des salariés ou diri- nts de leurs options de souscription tions ;

le 10 mai 2007, une augmentation apital de 6.371.520 € nominal por- le capital social à 342.065.604 €, tant de la souscription par le FCPE YGUES PARTAGE de 6.371.520 ns.

capital social ayant été porté à 65.604 €, l'article 7 des statuts a modifié en conséquence et sera rmais rédigé comme suit :

ARTICLE 7 - **Capital social**

capital social est égal à 65.604 €. Il est divisé en 65.604 actions d'une valeur nomi- de 1 € chacune, toutes entièrement es.

reste de l'article demeure inchangé.

Le dépôt légal sera effectué uprès du Greffe du Tribunal de ommerce de Paris.

Le Président-Directeur Général

019502 - Petites-Affiches

SELARL CRUETTE & SIZAIRE
boulevard du Maréchal Lyautey
LA ROCHELLE

CHRISTIAN LIAIGRE

Société par actions simplifiée
au capital de 242.150 €
Siège social :
61, rue de Varenne
75007 PARIS
393 070 099 R.C.S. Paris

termes d'une décision collective ire en date du 15 septembre 2006, constaté la démission de Madame e RICCIONI à compter du 3 octo- 006, de ses fonctions de directeur al délégué.

termes d'une décision collective ire du 27 mars 2007, il a été décidé igner en qualité de directeur géné- égué à compter du 1er mars 2007, ur Jean CRUETTE, demeurant à CHELLE (17000), 18, rue Admy-

Mention des présentes sera faite R.C.S. de PARIS.

Pour avis.
Le Président.
Christian LIAIGRE.

202 - Archives Commerciales

SPRINGER SCIENCE + NESS MEDIA FRANCE SAS

ociété par actions simplifiée
au capital de 1.500.000 €
Siège social :
41-43, rue de Cronstadt
75015 PARIS
732 057 245 R.C.S. Paris

procès-verbal du 13 avril 2007, il que M. Andreas KOESTERS, ant Dompfaffweg 7 A, 85591 STETTEN (Allemagne), a été président en remplacement de n Rühling, président démission-

019510 - Petites-Affiches

SOCIETE CIVILE IMMOBILIERE VALEYRIEUX

Société civile immobilière
au capital de 503.081,76 €
Siège social :
La Bastide
07360 SAINT-FORTUNAT-SUR-EYRIEUX
393 444 971 R.C.S. Aubenas

Suivant décision collective des associés du 19 avril 2007, le siège social a été transféré à **PARIS (75008) - 152, boulevard Haussmann**, à compter du 19 avril 2007. L'article 3 des statuts a été modifié en conséquence :

Ancienne mention

SAINT-FORTUNAT-SUR-EYRIEUX (07360) - La Bastide.

Nouvelle mention

PARIS (75008) - 152, boulevard Haussmann.

Objet : acquisition, propriété, gestion et plus généralement l'exploitation par bail, location ou autrement de tous terrains, appartements, immeubles ou local ainsi que toutes opérations se rattachant à cet objet.

Durée : 50 ans jusqu'au 4 janvier 2044.

Par ailleurs, suivant délibération du 19 avril 2007, la collectivité des associés a pris acte du décès de Monsieur Robert BONNET survenu le 11 juillet 2005, et a nommé en qualité de nouveau Co-Gérant, à compter du 19 avril 2007, Madame Laurence BONNET, épouse GEISSLER, demeurant à PARIS (75004) - 13, rue Ferdinand Duval.

R.C.S. : PARIS.

Pour avis.

019404 - Petites-Affiches

CREDIT SUISSE (FRANCE) INGENIERIE ET CONSEIL

Société anonyme
au capital de 586.182 €
Siège social :
25, avenue Kléber
75784 PARIS Cedex 16
421 408 006 R.C.S. Paris

Suivant procès-verbal en date du 05 avril 2007, l'assemblée générale ordinaire a décidé de nommer en qualité d'administrateur, Monsieur François CHABAUD, domicilié 55, avenue de Suffren, 75007 Paris, en remplacement de Madame Catherine BASTIEN-THIRY, démissionnaire.

Suivant procès-verbal en date du 05 avril 2007, le Conseil d'Administration a décidé de :

— maintenir le cumul des fonctions de président et de Directeur Général,

— nommer en qualité de Président et Directeur Général Monsieur François CHABAUD, en remplacement de Madame Catherine BASTIEN-THIRY, démissionnaire.

Mention en sera portée au R.C.S. de PARIS.

019317 - Petites-Affiches

COLISEUM

Société à responsabilité limitée
au capital de 7.500 €
Siège social :
20, rue Léonard-de-Vinci
75116 PARIS
444 300 040 R.C.S. Paris

Suivant procès-verbal des décisions de l'associé unique du 4 mai 2007, (i) Christelle Ferry, 27, avenue Mac-Mahon, 75017 Paris, a été nommée gérante en remplacement de Ely Ruimy, démissionnaire et (ii) le siège social a été transféré au **8, avenue Hoche, 75008 PARIS**, et l'article 4 des statuts a été modifié en conséquence.

Pour avis.

408073 - La Loi

ALFA INDUSTRIES

Société anonyme
au capital de 40.000 €
Siège social :
179, rue du Général-Giraud
94100 SAINT-MAUR
350 229 522 R.C.S. Créteil

Aux termes de l'assemblée générale extraordinaire du 30 avril 2007, les actionnaires ont décidé :

1. Le transfert à compter de ce jour du siège social de la société au **194 bis, rue de Rivoli , 75001 PARIS.**

2. la transformation de la société en société par actions simplifiée à compter du même jour, sans création d'un être moral nouveau, et a adopté le texte des statuts qui régiront désormais la société.

L'objet de la société, sa durée, les dates de son exercice social et sa dénomination demeurent inchangés.

Le capital de la société fixé à 40.000 € reste inchangé.

Rappel des caractéristiques :

Forme : Société par actions simplifiée.

Siège social : 194 bis, rue de Rivoli, 75001 PARIS.

Président : M. Guy FABRY, demeurant 13, Avenue Robert-Soleau, 06600 ANTIBES.

Commissaires aux comptes : M. Jean PETIT, titulaire et M. Michel BACHETTE-PEYRADE, suppléant, maintenus dans leur fonction.

La société sera radiée du R.C.S. de CRETEIL et réimmatriculée au R.C.S. de PARIS.

Pour avis.

019478 - Petites-Affiches

LANDY-WILO SCI

Société civile
au capital de 1.000.000 €
Siège social :
7, boulevard Haussmann
75009 PARIS
444 972 574 R.C.S. Paris

Aux termes d'une délibération en date du 2 janvier 2007, les porteurs de parts de la société ont décidé de nommer en qualité de commissaire aux comptes titulaire, la société PricewaterhouseCoopers Audit, Société Anonyme au Capital de 2.510.460 €, immatriculée au registre du commerce et des sociétés de NANTERRE sous le numéro 672 006 483, dont le siège est sis 63, rue de Villiers, 92200 Neuilly-sur-Seine, et en qualité de commissaire aux comptes suppléant, Monsieur Etienne BORIS, domicilié 63, rue de Villiers, 92200 Neuilly-sur-Seine, pour une durée de six ans, à compter de la clôture des comptes de l'exercice 2006, soit jusqu'à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice 2012.

Pour avis.

019515 - Petites-Affiches

CAISSE FRANÇAISE DE DEVELOPPEMENT INDUSTRIEL

Siège social :
45, rue Saint-Dominique
75007 PARIS
Société anonyme
au capital de 4.573.471 €
328 559 679 R.C.S. Paris

En date du 11 avril 2007, NATIXIS, Administrateur de la société, est désormais représenté par M. Christian de FOUCHIER, demeurant 32, avenue des Etats-Unis à VERSAILLES - 78000, en remplacement de M. Y. BLACLARD.

Le dépôt sera effectué au greffe du Tribunal de Commerce de Paris.

Pour avis.

305267 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.152.654.472 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 18 a 2007 a constaté qu'entre le 1er janv 2007 et le 31 mars 2007, 319.482 actic de 8 euros de nominal ont été souscri à la suite de levées d'options de so cription d'actions de la société.

Le capital social est ainsi porté 1.152.654.472 euros à 1.155.210.3 euros divisé en 144.401.291 actions de euros chacune.

L'article 6 des statuts a été modi comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé 1.152.654.472 euros et divisé 144.081.809 actions de 8 euros chacu entièrement libérées et toutes de mêı catégorie.

Nouvelle mention

Le capital social est fixé 1.155.210.328 euros et divisé 144.401.291 actions de 8 euros chacu entièrement libérées et toutes de mêı catégorie.

Pour Avis

019571 - Petites-Affiches

ZOCCHETTO RICHEFOU
Société d'avocats
8, quai d'Avesnières
53000 LAVAL
42, avenue de Montaigne
75008 PARIS

DEXIA EDITIONS LOCALES DE FRANCE

Société à responsabilité limitée
au capital de 533.000 €
Siège social :
7-11, quai André-Citroën
75015 PARIS
Transféré au :
1, passerelle des Reflets
Tour Dexia - La Défense 2
92913 LA DEFENSE CEDEX
402 797 237 R.C.S. Paris

Aux termes du procès-verbal de l'a semblée générale extraordinaire d 24 Avril 2007, il a été décidé de transfér le siège social à compter rétroactiv ment du 1er mars 2007 :

— du : 7-11, quai André-Citroën, 7501 PARIS,

— au : **1, passerelle des Reflets, To Dexia - La Défense 2 - 92913 L DEFENSE CEDEX.**

L'article 4 des statuts a été modifié e conséquence.

Pour avis, la Gérance.

019436 - Petites-Affiches

B AND B CONSULTING

Société à responsabilité limitée
au capital de 304,80 €
Siège social :
10, rue Chardin
75016 PARIS
418 145 082 R.C.S. Paris

Aux termes d'une délibération en dat du 1er février 2007, l'Assemblée Général Extraordinaire a décidé de remplacer compter du 1er février 2007 la dénomina tion sociale " B AND B CONSULTING (B & B CONSULTING) par :

DB CONSULTING

et de modifier en conséquence l'articl 3 des statuts.

La Gérance.

Exhibit 27.

Notice in connection with the fees of the legal controller of the accounts

Honoraires des Commissaires aux Comptes et des membres de leurs réseaux

en milliers d'euros

	KPMG				PWC			
	Montant		%		Montant		%	
Audit	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Commissariat aux comptes, certification examen des comptes individuels et consolidés	2 230	2 154	58 %	65 %	3 190	3 433	49 %	65 %
Émetteur	*307*	*403*	*8 %*	*12 %*	*463*	*488*	*7 %*	*10 %*
Filiales intégrées globalement	*1 923*	*1 751*	*50 %*	*53 %*	*2 727*	*2 945*	*42 %*	*55 %*
Autres diligences et prestations directement liées à la mission de CAC	663	495	17 %	15 %	586	689	9 %	13 %
Émetteur	*443*	*359*	*11 %*	*11 %*	*170*	*606*	*3 %*	*11 %*
Filiales intégrées globalement	*220*	*136*	*6 %*	*4 %*	*416*	*83*	*6 %*	*2 %*
SOUS TOTAL	**2 893**	**2 649**	**75 %**	**80 %**	**3 776**	**4 122**	**58 %**	**78 %**
Autres prestations								
Juridiques, fiscal, social	811	491	21 %	14 %	213	244	3 %	4 %
Autres (1)	154	190	4 %	6 %	2 472	956	39 %	18 %
SOUS TOTAL	**965**	**681**	**25 %**	**20 %**	**2 685**	**1 200**	**42 %**	**22 %**
TOTAL	**3 858**	**3 330**	**100 %**	**100 %**	**6 461**	**5 322**	**100 %**	**100 %**

(1) Ces prestations concernent essentiellement des missions effectuées dans le cadre de projets client et en application de la norme « SAS 70 ». Ces missions concernent des sites au sein desquels sont maintenues des applications de nos clients visés par la loi Sarbanes-Oxley.

File N° 82-5065

Exhibit 28.

Notice in connection with redemption of shares operations

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
Société anonyme au capital de 1 151 716 016 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

Paris, le 10 janvier 2007

Bilan semestriel du contrat de liquidité de la société CAP GEMINI

Au titre du contrat de liquidité confié par la société CAP GEMINI à CA Cheuvreux, à la date du 31 décembre 2006, les moyens suivants figuraient au compte de liquidité :

- 80 280 titres
- 8 972 528.07 €

Il est rappelé que lors du dernier bilan au 30 juin 2006, les moyens suivants figuraient au compte de liquidité :

- 87 000 titres
- 7 874 768.45 €

o0o

CAP GEMINI
Société anonyme au capital de 1 155 210 328 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

Paris, le 9 juillet 2007

Bilan semestriel du contrat de liquidité de la société CAP GEMINI

Au titre du contrat de liquidité confié par la société CAP GEMINI à CA Cheuvreux, à la date du 29 juin 2007, les moyens suivants figuraient au compte de liquidité :

- 62 975 titres
- 10 317 918.58 €

Il est rappelé que lors du dernier bilan au 31 décembre 2006, les moyens suivants figuraient au compte de liquidité :

- 80 280 titres
- 8 972 528.07 €

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Contact:
Christel Lerouge
Tel: + 33 1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel: + 33 1 47 54 50 87

Results for the First Half 2007

- **Strong growth in revenues (+16.2%)**
- **Operating margin at 6.1%**
- **Group's net result multiplied by 2.37**

Paris, July 27 2007 – The Board of Directors of Cap Gemini S.A. convened on July 26 2007, under the Chairmanship of Serge Kampf, to examine and approve the consolidated accounts of the Capgemini Group for the first half of 2007.

(in millions of euros)	Full Year 2006 (12 months)	1st Half 2006	**1st Half 2007**	Variation
Revenues	7,700	3,784	**4,397**	+16.2%
Operating Margin [(1)]	447	181	**269**	+48.6%
as % of revenues	*5.8%*	*4.8%*	***6.1%***	+1.3 point
Operating Profit	334	139	**229**	+64.7%
Attributable Profit	293	71	**168**	+136.6%
Net Cash	1,632	789	**452**	-337

At constant rates and perimeter, **revenues** grew by 11.5%, i.e. growth which is clearly higher than that of the market. This is backed up by bookings reaching €4,246 million, €1,203 million of which were for outsourcing.

The **operating margin** went up by 1.3 point on the first half of 2006.

Operating income was up by €90 million (+ 64.7%) on that of the first half 2006.

After taking into account a net financial charge of €3 million and a tax charge of €59 million (including the recognition of deferred tax assets on tax loss carry-forward amounting to €24 million), the Group's **net income** for the semester has more than doubled on the first half 2006, to reach €168 million against €71 million for last year.

Net cash went down by €337 million against that of June 30 2006, notably due to the acquisition of Kanbay International.

---

(1) Operating margin, defined as the difference between revenues and operating expenses, is the key performance indicator for Group activity. Operating expenses are the total of the costs of services rendered (expenses incurred during projects delivery), selling expenses and general and administrative expenses. Operating profit is obtained by deducting from operating margin other operating income and expense, which includes the charge resulting from the deferral of the fair value of stock options granted to employees, as well as non-recurring expenses and income, including restructuring and integration costs, and capital gains and losses on asset disposals.

Analysis of activity by geographic region

- In terms of revenues, the strongest growth at constant rates and perimeter was in the Nordic countries (+21.5%) followed by the Southern Europe area (Spain, Portugal and Italy) with 13.6% and North America (+12.5%).
- In terms of operating margin, Benelux continued to record the best performance in the Group (14.3%) and France – despite a significant improvement on the first half of 2006 – was still reporting the least good (2.5%).

Analysis of activity by discipline

- The strongest growth of this half was reported by Technology Services (+15.4%) thanks to a small improvement in the utilization rate and greater use of offshore resources.
- Outsourcing Services recorded growth of 13.0% thanks to the large contracts signed in late 2005 and early 2006; this progression coupled with the beneficial effects of the Margin Acceleration Program (the MAP plan) allowed for a doubling of the operating margin which has now reached 4.5%.
- Local Professional Services (Sogeti) only went up by 7.8%, but this improvement was especially strong in the Netherlands, Sweden and the United States. This activity remained that with the highest operating margin this year: 9.6% (against 8.4% for the first half of 2006).
- Consulting Services showed strong growth in France and the Southern European countries, and if it seems to be slightly down at global level, it was due to the reshuffle in North America between Consulting and Technology Services. The operating margin for Consulting remains above 8%, as per last year.

Outlook

For Full Year 2007, the Group should record revenue growth of at least 9% (at constant rates and perimeter). A new improvement in profitability should also be recorded, partly due to the operational deployment of the i^3 (i cubed) transformation plan, around its three now well-known streams: Industrialization, Innovation and client Intimacy.

o0o

Exhibit 29.

Press Releases

- July 27, 2006
- September 6, 2006
- September 7, 2006
- October 26, 2006
- October 26, 2006
- November 29, 2006
- February 8, 2007
- February 9, 2007
- February 15, 2007
- April 26, 2007
- April 26, 2007

Capgemini

Press Relations:
Christel Lerouge
Tel.: + 33 (0)1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel.: + 33 (0)1 47 54 50 87

2006 Second Quarter Revenues up 10.9% over the same period last year

Paris, July 27, 2006 – The Capgemini Group has today published consolidated revenue figures for the second quarter 2006 of **€1,915 million** versus €1,764 million for the second quarter 2005 (and €1,869 million for the first quarter 2006).

Q2 2006 Revenues	Variation	Q2 2005 Revenues	Q2 2006/ Q2 2005	H1 2006 Revenues	H1 2006/ H1 2005
€1,915 M	at current rates and perimeter	**€1,764 M**	+8.6%	**€3,784 M**	+9.0%
	at constant rates and perimeter		**+10.9%**		**+10.4%**

The organic growth rate of 10.9% over the same quarter of 2005 can be broken down as follows:

- by business line, Technology Services (+10.9%), Local Professional Services (+5.6%) and Consulting Services (+4.5%) recorded significant growth despite a lower number of billable days than last year. Thanks to the ramp-up of several large contracts, the growth rate for Outsourcing Services amounted to 15.3%.
- by region, Europe published growth of 12.5%, led by the United Kingdom & Ireland region whose revenues were up by 29.4%. In North America, revenues grew by 3.9%, with a very good performance from Consulting and Technology Services (+12.1%).

Compared to the first quarter of 2006, Group revenue growth was 3.2% at constant rates and perimeter and 2.5% at current rates and perimeter.

Bookings for the second quarter 2006 amounted to €1,705 million. These are particularly strong for Technology Services, Local Professional Services and Consulting Services, up by 23.3% in North America and 10.2% in Europe, with a book-to-bill ratio of 118% for the quarter.

During the first half 2006, the Group grew its headcount by 2,600 and continued to develop its worldwide distributed delivery network which, on June 30, 2006, represented over 6,000 employees in India, China and Poland, up by over 75% compared to June 30, 2005.

Following these results, the Group is upwardly revising its revenue growth target which, at constant rates and perimeter, should approach 10% for the whole of 2006.

The full H1 2006 results will be published and discussed on Thursday September 7, 2006.

oOo

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press contact:
Christel Lerouge
Tel. : +33 (1) 47 54 50 76
christel.lerouge@capgemini.com

Capgemini to boost its Business Process Outsourcing development in acquiring majority stake in Unilever's Finance & Accounting platform in India

Paris, September 7, 2006 - Capgemini extends its Finance and Accounting Business Process Outsourcing (BPO F&A) capabilities by acquiring from Hindustan Lever Limited (Unilever Group) a 51% shareholding in Unilever India Shared Services Limited (Indigo). The acquisition of Indigo is expected to be consummated in October 2006. The specific terms of the agreement were not disclosed. At the same time, Capgemini and the Unilever Group enter into a seven-year agreement to deliver the full range of BPO F&A services to the Unilever companies which are current customers of Indigo.

Indigo is a provider of financial shared services and Sarbanes Oxley compliance services to the Unilever Group throughout the world. It has operating centres in Bangalore and Chennai and has nearly 600 professionals, including about 75 Chartered Accountants, working in these centres. It currently serves Unilever companies in about 45 countries in Asia, Africa, Oceania, Europe and North America. Indigo has rich experience of migrating and operating a variety of accounting and financial services across a number of countries and has considerable expertise in servicing the Fast Moving Consumer Goods industry.

Mr D Sundaram, Finance Director of Hindustan Lever Limited and Chairman of Indigo said "the partnership with Capgemini brings global shared services skills and technology to HLL and Unilever. It also enables leveraging the current Indigo expertise and capabilities and represents an exciting opportunity for Indigo employees to extend the business outside of the Unilever Group".

The partnership with Unilever will reinforce Capgemini's market-leading position in BPO F&A services, employee services, procurement and knowledge process outsourcing and add significant capabilities to Capgemini around innovative services such as corporate financial compliance and control.

"This acquisition reaffirms Capgemini's commitment to increasing its presence worldwide, in particular in India, and strengthening its position in BPO F&A services. We will greatly benefit from the expertise of the Indigo team, consolidating our capabilities to serve a wide range of clients" said Hubert Giraud – Chief Executive Officer, Global BPO.

As Indigo will add 600 professionals to the Capgemini BPO team, it will also contribute to the extension of the Group's existing BPO global delivery network in Poland, China, India, Australia USA and Canada, with two new centers in India. BPO platforms in India will therefore operate from Bangalore, Chennai, Kolkata and Mumbai, delivering first-class services to Capgemini's clients throughout the world.

"In addition to providing further fillip to our F&A services out of India, we are excited about this relationship with Unilever which will further expand our footprint in India by adding the city of Chennai to our network of global delivery centers", said Baru Rao CEO, Capgemini India. This acquisition will contribute to Capgemini's objective of reaching 10,000 employees in India by the end of 2007.

Finally, the partnership will enable Capgemini to better serve its clients through continuous efficiency and effectiveness improvement.

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, has a unique way of working with its clients, which it calls the Collaborative Business Experience. Through commitment to mutual success and the achievement of tangible value Capgemini helps businesses implement growth strategies, leverage technology, and thrive through the power of collaboration. Capgemini employs approximately 61,000 people worldwide and reported 2005 global revenues of 6,954 million euros. More information about individual service lines, offices and research is available at www.capgemini.com.

Capgemini

Media Relations:
Christel Lerouge
Tel. +33 (0)1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel. +33 (0)1 47 54 50 87

Results for the First Half Year 2006

- **Operating Margin rate up 3 points**
- **22% growth in Group Net Income**

Paris, September 7, 2006 – The Board of Directors of Cap Gemini S.A. convened on September 6, 2006, under the Chairmanship of Serge Kampf, to examine and approve the consolidated accounts of the Capgemini Group for the first half year 2006.

Key financial highlights stated under IFRS are as follows:

(in millions of Euros)	First half 2005	Second half 2005	Full year 2005	**First half 2006**
Revenues	3,472	3,482	6,954	**3,784**
Operating Margin (1)	62	163	225	**181**
as a % of revenues	*1.8%*	*4.7%*	*3.2%*	***4.8%***
Operating Income (2)	123	91	214	**139**
Net Income	58	83	141	**71**
Net Cash	498	904	904	**789**

Revenues posted by the Group for the first half 2006 grew by 9.0% at current rates and perimeter. At constant rates and perimeter, this figure for growth is 10.4%.

Operating margin totaled €181 million, i.e. a rate of 4.8%, an increase of 3 points versus the first half 2005.

Operating income was €139 million, up €16 million (+11.5%) over the first half 2005, which had included significant capital gains.

Net income for the first half of the year was €71 million, after taking into account a net financial charge of €20 million and total tax charges of €48 million.

Operating margin is the main key performance indicator for the Group; it is defined as the difference between revenues and rating costs, these being equal to the costs of services rendered (costs necessary to the implementation of projects), Sales costs and eral and Administrative costs.

perating income includes the additional charges associated with options allocated to certain employees, restructuring costs, capital s or losses on disposals, etc.

Analysis of activity by discipline

The Group's four disciplines	% of total Group revenues	Growth over H1 2005(*)	Operating margin rate	
			H1 2005	**H1 2006**
Consulting Services	12.2%	4.4%	1.8%	**8.9%**
Technology Services	33.5%	11.3%	3.7%	**6.4%**
Local Professional Services	16.1%	10.6%	8.0%	**8.4%**
Outsourcing Services	38.2%	11.6%	-1.2%	**2.0%**

(*) at constant rates and perimeter

- **Consulting Services** grew by 4.4% and operating margin totaled 8.9%.
- **Technology Services** posted an increase of over 11% and operating margin of 6.4%.
- **Local Professional Services** grew by 10.6% and operating margin amounted to 8.4%.
- Consulting, Technology and Local Professional Services totaled a growth of 9.7% and an operating margin of 7.4%, up by 3.1 points.

- **Outsourcing Services** posted growth of 11.6%, driven by the large contracts signed in the last few years. Launched in September 2005 to accelerate growth and profitability in Outsourcing Services, the Margin Acceleration Plan (MAP) is bearing its first fruit: operating margin totaled 2.0%, showing an increase of 3.2 points over last year, despite the impact of delays in the delivery of one of the Group's large contracts.

Analysis of activity by geographic region

	% of total Group revenues	Growth over H1 2005(*)	Operating margin rate	
			H1 2005	**H1 2006**
North America	17.4%	-0.1%	-6.6%	**+4.3%**
Europe (and Asia Pacific)	82.6%	12.9%	+4.5%	**+5.6%**
Group total	100%	10.4%	+1.8%	**+4.8%**

(*) at constant rates and perimeter

In **North America**, all performance indicators confirm the recovery of our activities:
- second quarter growth (+3.9%) corresponds exactly to the decrease posted in the first quarter (-4.0%).
- operating margin totaled +4.3%, that is 10.9 points higher than in the first half 2005, thanks to the combined impact of a return to a profitability of +6.7% for Consulting and Technology Services and improved profitability for Outsourcing Services.

In **Europe**, all countries posted positive operating margin and some distinguished themselves with a particularly strong performance, notably Benelux (+12.6%) and the Germany and Central Europe region (+9.3%).

Outlook

Following the good results published for the first half year, the Group confirms that 2006 full-year revenue growth should approach 10% at constant rates and perimeter, and that operating margin should exceed 5.5% (versus 3.2% last year).

o0o

Capgemini

Press Relations:
Christel Lerouge
Tel.: +33 1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel.: +33 1 47 54 50 87

2006 Third Quarter Revenues up by 13.5% over the same period last year

Paris, October 26, 2006 – To accompany the announcement of its acquisition of Kanbay International, Inc., the Capgemini Group has posted an early release of its revenue figures for the third quarter. Detailed comment will be made on these figures on November 9.

The Capgemini Group published consolidated revenue figures for the third quarter 2006 of **1,881 million euros** against 1,674 million euros for the third quarter 2005 (and 1,915 million euros for the second quarter 2006).

Q3 2006 Revenues	Variation	Q3 2005 Revenues	Q3 2006/ Q3 2005	Q2 2006 Revenues	Q3 2006/ Q2 2006
1,881 M€	At current rates and perimeter	**1,674 M€**	+12.4%	**1,915 M€**	-1.8%
	At constant rates and perimeter		**+13.5%**		**-1.9%**

Organic growth of 13.5% versus the same quarter last year can be broken down as follows:

- <u>by discipline</u>, the strongest growth was recorded in Outsourcing Services (+20%) which benefited from the ramp-up of new contracts, as well as additional projects on existing contracts. The other disciplines grew by 9.4%;
- <u>by region</u>, Europe & Asia Pacific saw 15.4% growth, led by the UK & Ireland region, whose revenues increased by 29.2%, as well as Central Europe, Spain and Portugal, and Asia Pacific, which posted double-digit growth. In North America, revenues rose by 5.4%, benefiting from a return to growth of Outsourcing Services and continued growth in the other business lines.

Compared to the previous quarter (second quarter 2006), Group revenue is down by 1.9% at <u>constant</u> rates and perimeter and by 1.8% at <u>current</u> rates and perimeter, with the momentum of the operations compensating in part for the historical negative seasonality effect.

Bookings recorded for the third quarter 2006 amounted to 1,523 million euros, a rise of nearly 20% over the same quarter 2005 (1,273 million euros). They were especially strong for Outsourcing, but were also up by 17.2% for Technology Services, Local Professional Services and Consulting Services, whose book-to-bill ratio is slightly over 100%, remarkable for a third quarter.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

KANBAY

Investors Relations:
Capgemini:
Manuel Chaves d'Oliveira
Tel. +33 1 47 54 50 87
Kanbay:
Seth R. Frank
Tel. +1 847 384 4732

Press Contact:
Capgemini:
Christel Lerouge
Tel. +33 1 47 54 50 76
Kanbay:
Geoff Nixon
Tel. +1 847 384 6162

CAPGEMINI TO ACQUIRE KANBAY INTERNATIONAL

- Capgemini and Kanbay have entered into a definitive agreement whereby Capgemini will acquire Kanbay for $29 per share in cash

- Transaction substantially enhances Capgemini's delivery platform in India

- Combined company to be a global IT services powerhouse with significantly expanded service offerings, and a leading Financial Services and Consumer Goods franchise

- Transaction accelerates Capgemini's top-line growth and will result in significant earnings accretion

PARIS, FRANCE and ROSEMONT, Ill, U.SA. October 26, 2006 - Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, and Kanbay International, (NASDAQ: KBAY), a global IT services firm focused on the financial services industry, announced today that they have entered into a definitive merger agreement.

Under the terms of the merger agreement, Capgemini will acquire all of the outstanding common shares of Kanbay for $29 per share in cash. This represents a premium of 15.9% to Kanbay's closing share price on Wednesday October 25 and 28.3% to the average price during the month prior to announcement. The transaction values Kanbay's share capital including vested stock options, warrants and restricted shares at $1.25 billion. The Boards of Directors of Capgemini and Kanbay have approved the transaction.

The transaction is subject to customary closing conditions, including Kanbay's shareholders approval and anti-trust clearance. It is expected that the transaction will close by early 2007.

In addition, Capgemini has entered into share purchase agreements to acquire 14.9% of Kanbay's outstanding shares from certain core shareholders.

This acquisition is fully in line with Capgemini's expansion strategy:

- it significantly increases Capgemini's presence in India (+89% based on Q3 figures). The combined company would have headcount reaching 12,000 employees by the end of 2006 in India which would therefore become the second largest country (with 16% of total headcount);
- it strengthens Capgemini's presence in North America and confirms the Group's ambition in this market;
- it positions Capgemini as a leader in the Financial Services sector - which accounts for 22% of the global IT market - and enhances its domain expertise.

This transaction is expected to have a positive impact on Capgemini's earnings per share. The anticipated EPS accretion is in excess of 5% in 2007 and 10% in 2008.

Capgemini is in a position to fully finance this transaction with its significant end of year net cash position. It doesn't exclude to raise up to 500 million euros in equity to rebuild room for maneuver and participate to a possible further movement of consolidation. Both decision and timing will be subject to the then prevailing market conditions.

Raymond J. Spencer, Chairman and Chief Executive Officer of Kanbay, will join the top management of Capgemini. Mr. Spencer stated: *"The combination of Kanbay with Capgemini is very exciting news for our shareholders, customers and employees. While this transaction creates excellent value for shareholders, Capgemini also shares our existing vision and stated strategy. Thus, this deal represents a continuation of our existing approach. In addition, the two organizations will benefit from complementary business philosophies and cultures."*

Capgemini Chief Executive Officer, Paul Hermelin noted: *"The acquisition of Kanbay, a world-class IT services provider, supports our growth strategy and significantly enhances our global Banking, Financial Services and Insurance (BFSI) practice, particularly in North America and India, where Kanbay has over 5,000 associates. The acquisition also gives us valuable capabilities in Consumer and Industrial Products, Telecommunications, Media, Life Sciences and the Travel & Leisure verticals."*

"The acquisition of Kanbay is excellent news for our shareholders, our clients and our people. It fits in perfectly with the Group's expansion program called I^3 which focuses on three levers: industrialization, intimacy with our clients and innovation" underlines Mr. Hermelin. *"This*

acquisition occurs in a context of strong momentum for Capgemini: after releasing good H1 results, the Group posts a 13.5% revenue growth at constant rates and perimeter in the 2006 third quarter."

The combination of Kanbay and Capgemini creates a top-tier global IT services firm with unparalleled domain knowledge in the financial services vertical, seamless consulting and technology expertise, and market leading offshore resources. Paul Hermelin and Raymond Spencer concluded: *"We believe this is a landmark transaction in the global IT services industry. This event can fundamentally transform the professional services industry by enabling efficient global services delivery via an integrated single point solution delivered in a seamless fashion resulting in a lower total cost of ownership for the client."*

Lazard Freres and Morgan Stanley acted as financial advisors to Capgemini in connection with the transaction. Skadden, Arps, Slate, Meagher & Flom LLP, and Latham & Watkins (as special anti-trust counsel) acted as legal advisers to Capgemini in connection with the transaction.

UBS Securities LLC acted as financial adviser to Kanbay and provided a fairness opinion in connection with the transaction. Winston & Strawn LLP acted as legal adviser to Kanbay in connection with the transaction.

About CAPGEMINI

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, has a unique way of working with its clients, which it calls the Collaborative Business Experience. Through commitment to mutual success and the achievement of tangible value, Capgemini helps businesses implement growth strategies, leverage technology, and thrive through the power of collaboration. Capgemini employs approximately 65,000 people worldwide and reported 2005 global revenues of euros 6,954 million.

More information is available at www.Capgemini.com

About KANBAY

Founded in 1989, Kanbay, Inc. (NASDAQ: KBAY) is a global IT services firm with approximately 6,900 associates worldwide. Kanbay provides a highly integrated suite of management consulting, technology integration and development, and outsourcing solutions through a proven global delivery platform to clients focused on Financial Services and Consumer & Industrial Products, as well as an emerging presence in the Communications & Media and Life Sciences industries. Kanbay is a CMM Level 5 assessed company headquartered in greater Chicago with offices in North America and India as well as London, Singapore, Hong Kong, Tokyo and Melbourne.

More information is available at http://www.Kanbay.com.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

KANBAY

This announcement is not an offering of securities in the United States of America or elsewhere. Securities may not be offered or sold in the USA absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of federal securities laws. Forward-looking statements with respect to the completion of the transaction and the financial condition, results of operations and business of the companies are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. We can give no assurance that any projections or future results discussed in these statements will be achieved. Readers are cautioned not to place undue reliance on these forward looking statements and any such forward-looking statements are qualified in their entirety to the cautionary statements contained in this press release. Neither CAPGEMINI nor KANBAY updates forward-looking statements and expressly disclaims any obligation to do so.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, KANBAY intends to file relevant materials with the Securities and Exchange Commission, including a proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS OF KANBAY ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KANBAY, CAPGEMINI AND THE TRANSACTION. The proxy statement and other relevant materials (when they become available) and any other documents filed by KANBAY with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Kanbay by accessing [the "Investor Relations" section of KANBAY's website at www.Kanbay.com. Investors and security holders are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Capgemini and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kanbay in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers will be included in the Proxy Statement/Prospectus to be circulated in connection with the transaction. Additional information regarding these directors and executive officers is also included in Capgemini's information statements and publicly available reports. These documents are available from Capgemini at www.capgemini.com, by mail at 11, rue de Tilsitt, Paris 75017, France or by phone at 33-1-47-54-5000.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

KANBAY

Investors Relations:
Capgemini:
Manuel Chaves d'Oliveira
Tel. +33 1 47 54 50 87
Kanbay:
Seth R. Frank
Tel. +1 847 384 4732

Press Contact:
Capgemini:
Christel Lerouge
Tel. +33 1 47 54 50 76
Kanbay:
Geoff Nixon
Tel. +1 847 384 6162

Capgemini Obtains Antitrust Clearance to Acquire Kanbay and Buys a 14.7% Stake in Kanbay

Paris, France and Rosemont, Illinois, U.S.A., November 29, 2006 - Capgemini and Kanbay International announced today that they had received early termination of the waiting period for United States federal antitrust review of Capgemini's proposed acquisition of Kanbay on November 14, 2006. As a result, the parties have clearance from U.S. federal antitrust agencies to complete the acquisition. No additional antitrust regulatory clearances are needed to complete the acquisition. The transaction remains subject to approval by Kanbay stockholders and customary closing conditions.
Capgemini also announced that on November 21, 2006, it acquired shares and warrants in Kanbay International, Inc. (NASDAQ: KBAY) representing 14.7% of Kanbay's share capital, pursuant to share purchase agreements entered into with certain core stockholders of Kanbay as described in the proxy statement filed with the SEC on November 13th.

On October, 26, 2006, Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, and Kanbay International (NASDAQ: KBAY), a global IT services firm focused on the financial services industry, entered into a definitive merger agreement. The combination of Kanbay and Capgemini will create a top-tier global IT services firm with unparalleled domain knowledge in the financial services vertical, seamless consulting and technology expertise, and market leading offshore resources.

About Capgemini:
Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services has a unique way of working with its clients, which it calls the Collaborative Business Experience. Through commitment to mutual sucess and achievement of tangible value, Capgemini helps business implement growth strategies, leverage technology, and thrive through the power of collaboration. Capgemini employs approximately 65,000 people worldwide and reported 2005 global revenues of euros 6,954 million. More information is available at www.Capgemini.com

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

KANBAY

About Kanbay:
Founded in 1989, Kanbay, Inc. (NASDAQ : KBAY) is a global IT services firm with approximately 6,900 associates worldwide. Kanbay provides a highly integrated suite of management consulting, technology integration and development, and outsourcing solutions through a proven global delivery platform to clients focused on Financial Services and Consumer & Industrial Products, as well as an emerging presence in the Communications & Media and Life Sciences industries. Kanbay is a CMM Level 5 assessed company headquartered in greater Chicago with offices in North America and India as well as London, Singapore, Hong Kong, Tokyo and Melbourne.
More information is available at http://www.Kanbay.com.

Forward-Looking Statements
This press release contains forward-looking statements under the U.S. federal securities laws. Forward-looking statements with respect to the completion of the proposed transaction are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. We can give no assurance that any future results discussed in these statements will be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, and any such forward-looking statements are qualified in their entirety to the cautionary statements contained in this press release. Neither Capgemini nor Kanbay updates forward-looking statements and expressly disclaims any obligation to do so.

Additional Information and Where to Find it
In connection with the proposed acquisition of Kanbay by Cap Gemini and the required stockholder approval, Kanbay has filed with the Securities and Exchange Commission (the SEC) a preliminary proxy statement and will subsequently file a definitive proxy statement. The definitive proxy statement will be mailed to the stockholders of Kanbay. KANBAY'S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND KANBAY. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Kanbay by going to Kanbay's Investors page on its corporate website at www.kanbay.com.

Kanbay and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Kanbay's stockholders with respect to the proposed acquisition. Information about Kanbay's executive officers and directors and their ownership of Kanbay common stock is set forth in the proxy statement for Kanbay's 2006 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2006. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Kanbay and its respective executive officers and directors in the proposed acquisition by reading the preliminary and definitive proxy statements regarding the proposed acquisition.

In addition, Cap Gemini and its executive officers and directors may be deemed to have participated in the solicitation of proxies from the stockholders of Kanbay in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers will be included in the proxy statement to be circulated in connection with the transaction. Additional information regarding these directors and executive officers is also included in Cap Gemini's information statements and publicly available reports. These documents are available from Cap Gemini at www.capgemini.com, by mail at 11, rue de Tilsitt, Paris 75017, France or by phone at 33-1-47-54-5400.

Capgemini

ONSULTING.TECHNOLOGY.OUTSOURCING

Press Relations:
Christel Lerouge
Tel.: +33 1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel.: +33 1 47 54 50 87

Press Release

aris, December 4, 2006 – Capgemini today announced that it has been advised that a complaint has een filed in the US against Kanbay, certain of its directors and Capgemini Financial Services in onnection with its proposed acquisition of Kanbay. The complaint seeks monetary and injunctive lief. Capgemini Financial Services and the other defendants believe that the lawsuit is without erit and will defend it vigorously. This action does not affect the announced timing for the ompletion of the acquisition in early 2007, subject to Kanbay's shareholders' approval and istomary closing conditions.

bout the Capgemini Group

ipgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, has a iique way of working with its clients, which it calls the Collaborative Business Experience. Through mmitment to mutual success and the achievement of tangible value, Capgemini helps businesses implement owth strategies, leverage technology, and thrive through the power of collaboration. Capgemini employs proximately 65,000 people worldwide and reported 2005 global revenues of 6,954 million euros. More formation about individual service lines, offices and research is available at www.capgemini.com.

bout Kanbay

unded in 1989, Kanbay, Inc. (NASDAQ: KBAY) is a global IT services firm with approximately 6,900 sociates worldwide. Kanbay provides a highly integrated suite of management consulting, technology egration and development, and outsourcing solutions through a proven global delivery platform to clients cused on Financial Services and Consumer & Industrial Products, as well as an emerging presence in the mmunications & Media and Life Sciences industries. Kanbay is a CMM Level 5 assessed company adquartered in greater Chicago with offices in North America and India as well as London, Singapore, Hong ng, Tokyo and Melbourne. More information is available at http://www.Kanbay.com

oOo

Press Contacts

Capgemini :
Florence Riu
Tel. :+33 (1) 53 70 74 26
E-mail: friu@image7.fr

Software Architects
Edward Wroble
Tél. : +00 1 708-876-8200
E-mail: edward.wroble@sark.com

Sogeti USA:
Camille Costanzo
Tel.:+ 00 1 732 938 32 39
E-mail : camille.costanzo@us.sogeti.com

Groupe Sogeti:
Anne Baylac
Tel.:+ 33 (0)1 41 12 46 06
E-mail: anne.baylac@sogeti.com

Capgemini Group acquires Software Architects and expands US operations

Chicago - Paris, February 8, 2007 – Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, today announced that they have entered into a definitive agreement for the acquisition of the U.S company Software Architects Inc., provider of information technology consulting services, whose operations will be integrated into those of Sogeti USA. The transaction is subject to customary closing conditions, including the approval of Software Architects' shareholders and anti-trust clearance.

According to Paul Hermelin, Capgemini Group CEO, *"After the announcement of the acquisition of Kanbay International, this new acquisition confirms the Group's dynamism, and particularly that of its subsidiary, Sogeti, and reaffirms our commitment to strengthening our positioning in the US market."*

Software Architects's core competency is built on four domains: project management, architecture, technology and business requirements definition. The company also has a strong focus on Microsoft and IBM technology solutions and is a "Microsoft Gold Certified Partner" and an "IBM Premier Business Partner". Like Sogeti, the company has a local branch business model, offering fast, flexible, high value services to clients.

"This acquisition reaffirms our commitment to expand our presence worldwide" said Luc-François Salvador, Chairman of the Sogeti Group. Added Navin Goel, CEO of Sogeti USA: *"We believe that by joining forces with the Software Architects team, we will be able to fortify our geographical presence in key US cities and*

establish a gateway into new cities like Tampa and Phoenix. At the same time, it will enable us to further strengthen our positioning as a premier provider of high value solutions in key local markets."

Together, Sogeti USA and Software Architects will employ 2,000 people in 24 cities

About Software Architects

Software Architects, Inc. is a leading provider of information technology consulting services. The company has vast experience in delivering customized solutions designed for Fortune 500 and middle-market companies. Founded in 1978, Software Architects is an independent company with more than 500 employees and consultants in offices nationwide. The company reported 2006 global revenues around USD 68 million.

Software Architects, Inc. is headquartered in Chicago, IL, with offices in Cincinnati, Columbus, Dallas, Denver, Fort Lauderdale, Houston, Indianapolis, Phoenix, Tallahassee and Tampa.

More information is available at www.sark.com .

About Sogeti USA

Sogeti USA is a premier provider of information technology services to businesses and public-sector organizations worldwide. Operating in 19 U.S. locations, Sogeti builds strong relationships with organizations in the local business community, primarily serving Fortune 2000 organizations. As innovators with a sophisticated command of business and technology and strong project management experience, Sogeti is a leader in helping clients to develop and implement practical IT solutions to run their businesses better. Drawing on more than 35 years of global experience, Sogeti USA offers a comprehensive portfolio of services that includes Applications Management, Business Intelligence, IBM Solutions, Microsoft Solutions, Project Delivery Services and Software Control Testing.

For more, visit www.us.sogeti.com

About the Sogeti Group

Sogeti Group (subsidiary of the Capgemini Group), leader in IT services and proximity engineering, offers a range of local professional services in High Tech Consulting and Information Technology for large companies through these three complementary areas:

- High Tech, or High Tech Consulting

Outsourcing Research and Development, and Innovation Advice.

Scientific and technical research and development, mechanical design, development of complex systems.

- Application Services, or systems integration

From conception to maintenance of information systems: consulting, architecture, support, development, integration, testing and maintenance of application assets.

- Infrastructure Services, or integration management and systems administration

From the integration of technical infrastructures to the implementation of IT systems: consulting, technical architecture, engineering, integration, installation and administration of systems and networks, implementation management and user support.

Sogeti Group has more than 16,000 professionals worldwide.

For more information, go to: www.sogeti.com.

About Capgemini

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, enables its clients to transform and perform through technologies. Capgemini provides its clients with insights and capabilities that boost their freedom to achieve superior results through a unique way of working, which it calls the « Collaborative Business Experience». Capgemini reported 2005 global revenues of EUR 6,954 million and employs approximately 68,000 people worldwide.

More information is available at www.capgemini.com.

vestor Relations:
ipgemini:
anuel Chaves d'Oliveira
l. 01 47 54 50 87
nbay:
th R. Frank
l. +1 847 384 4732

Press Contacts:
Capgemini:
Florence Riu
Tel.:+ 00 33 1 53 70 74 26
Kanbay:
Geoff Nixon
Tel. +1 847 384 6162

Capgemini Completes Kanbay Acquisition

- **Strengthens Domain Expertise in Financial Services and Industrial and Consumer Products**
- **Offers Seamless Consulting and Technology Expertise**
- **Fortifies Delivery Platform in India**
- **Enhances Capgemini's Top-Line Growth and Earnings**

RIS and ROSEMONT, Ill., February 9, 2007 — Shareholders of Kanbay International, Inc. ASDAQ: KBAY), a global IT services firm focused on the financial services industry, yesterday roved the acquisition of Kanbay by Capgemini, (Euronext: FR0000125338), one of the world's leaders consulting, technology and outsourcing services, at a price of US$29.00 per share in cash, valuing nbay at approximately $1.25 billion. With the approval of Kanbay's shareholders and the satisfaction ll other conditions, the merger transaction, announced on October 26, 2006, closed earlier today. e Kanbay integrated, the financial services pole of Capgemini will be significantly reinforced with a er business in the US and in the UK and a dedicated Financial Services platform in India with 6000 ple.

combined company, which ranks among the top five IT consultancies worldwide, offers services spanning h America, Europe and Asia Pacific. With 7,600 associates in the US, UK, India and APAC, Kanbay ases Capgemini's global network of professionals serving Financial Services to more than 15,000, and s its staff in India to approximately 12,000. As a result of the acquisition, India becomes the second largest try in the Capgemini Group (with 18% of total headcount) and Capgemini is now present in six main cities dia: Mumbai, Kolkata, Pune, Hyderabad, Chennai and Bangalore.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

KANBAY

"The acquisition strengthens Capgemini's presence in North America and brings it a renewed focus in banking and financial services, as well as a strengthened offshore presence" wrote Forrester's Stephanie Moore. ("Capgemini Acquires Kanbay", Forrester Research, Inc., October 2006).

In addition, the new entity will see significantly enhanced industry expertise in several key verticals, particularly financial services – which accounts for 22% of the global IT market – where both companies were already leaders prior to the merger as well as Industrial and Consumer Products following Kanbay's acquisition of the company Adjoined Consulting. With the closing of this deal Capgemini becomes a supplier to over 900 financial institutions worldwide, retail banking and major players in the payments and insurance solutions markets.

Finally, this acquisition strengthens Capgemini's presence in North America and confirms the Group's ambition in this market.

"The combination of Kanbay and Capgemini creates a top-tier global IT services firm with unparalleled domain knowledge in financial services and industrial and consumer products, seamless consulting and technology expertise and a next generation global delivery model," said Paul Hermelin, Capgemini Group Chief Executive Officer. *"In the context of our I^3 transformation program, Kanbay will help us drive top-line growth, improve our competitiveness and Rightshore™ leverage model and deliver more value-added to clients."*

Raymond J. Spencer, Chairman and Chief Executive Officer of Kanbay, will join the top management of Capgemini. Mr. Spencer said: *"Our clients will now be able to draw more heavily from our expertise in key verticals, our proven delivery platform and our wide range of technologies and services."*

Among other verticals that have deepened domain knowledge as a result of this transaction are telecommunications, media, life sciences and travel and leisure.

About Capgemini
Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, enables its clients to transform and perform through technologies. Capgemini provides its clients with insights and capabilities that boost their freedom to achieve superior results through a unique way of working, which it calls the « Collaborative Business Experience». Capgemini reported 2005 global revenues of EUR 6,954 million and employs approximately 68,000 people worldwide. More information is available at www.capgemini.com.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

KANBAY

out Kanbay

unded in 1989, Kanbay, Inc. (NASDAQ: KBAY) is a global IT services firm with approximately 7,600 ociates worldwide. Kanbay provides a highly integrated suite of management consulting, technology egration and development, and outsourcing solutions through a proven global delivery platform to clients used on financial services and consumer and industrial products, as well as an emerging presence in the nmunications and media and life sciences industries. Kanbay is a CMM Level 5 assessed company adquartered in greater Chicago with offices in North America, India, London, Singapore, Hong Kong and lbourne. More information is available at www.Kanbay.com.

rward-Looking Statements

s release contains forward-looking statements within the meaning of federal securities laws. Forward-looking ements with respect to the completion of the transaction, or the financial condition, results of operations or iness of the companies are subject to certain risks and uncertainties that could cause actual results to differ erially from those set forth in such statements. We can give no assurance that any projections or future ilts discussed in these statements will be achieved. Readers are cautioned not to place undue reliance on these ward looking statements and any such forward-looking statements are qualified in their entirety to the tionary statements contained in this press release. Neither Cap Gemini nor Kanbay updates forward-looking ements and expressly disclaims any obligation to do so.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, 15th February, 2007

Press Relations: Florence Riu
Tel. 33 (0)1 53 70 74 26

Investor Relations: Manuel Chaves d'Oliveira
Tel. 33 (0)1 47 54 50 87

2006 Audited Results

- **Strong growth in revenues (+12.1%)**
- **+ 5.8% operating margin, up 2.6 points**
- **Net income (+€293 million), representing 3.8% of revenues**
- **Dividend (€0.7 per share) up by 40%**

Financial Highlights of 2006

The Board of Directors of Cap Gemini S.A. convened in Paris on 14th February, 2007 under its Chairman, Mr. Serge Kampf, to examine and approve **the final and audited accounts** for the Capgemini Group, whose financial year ended on 31st December, 2006.

Key financial highlights, stated under IFRS regulations, are as follows:

(in millions of Euros)	FY 2005	H1 2006	H2 2006	FY 2006
Revenues	6,954	3,784	3,916	**7,700**
Operating Margin(1)	225	181	266	**447**
As a % of revenues	*3.2%*	*4.8%*	*6.8%*	***5.8%***
Operating Income(2)	214	139	195	**334**
Net Income	141	71	222	**293**
Net Cash	904	789	1,632	**1,632**

At constant rates and perimeter, the Capgemini Group posted **growth in revenues of 12.1%.** Following a good first half (+10.6%), growth increased over the course of the second half, when the Group saw its revenues rise by 13.7%. At current rates and perimeter, this figure for growth is 10.7%, significantly greater than the market.

The operating margin almost doubled, to €447 million (against €225 million the previous year), which is 5.8% of the revenues, up by 2.6 percentage points on 2005. Each of the Group's four disciplines contributed to this improvement:

- Consulting Services recorded the greatest change, up five points on 2005, thanks notably to a better balance in the structure of its workforce;
- The operating margin for Technology Services rose by more than two points, thanks to a better utilization rate, better technical control of projects and well-contained Selling, General and Administrative costs;

(1) The operating margin is the main key performance indicator for the Group. It is defined as the difference between revenues and operating costs, these being equal to the costs of services rendered (costs necessary for the implementation of projects), as well as Selling and General and Administrative costs.

(2) Operating income includes the additional charges associated with options allocated to certain employees, restructuring costs, capital gains on disposals, etc.

- Outsourcing Services saw a three-point rise in their operating margin, exceeding the objectives set with the implementation of the MAP plan at the end of 2005 and despite extra costs provisioned for the Schneider contract;
- Finally, Local Professional Services (Sogeti Group) further improved on their already high profitability which reached 9.8%, (up by 0.7 point) thanks to a tangible rise in their average sales price.

Other operating income and expenses are a net expense of €113 million, mainly due to restructuring costs which, at €94 million, have dropped significantly when compared with the previous year.

The financial result showed a charge of €28 million, and the income tax expense was €13 million, the good health of operations having led to the recognition of several differed tax assets, notably in France and the United Kingdom.

Net income for the Group has also doubled, reaching €293 million (3.8% of revenues) against €14[...] million in 2005. Earnings per share are €2.03, against €1.07 the year before (based on the number o[...] outstanding shares at year end). Net cash is €1,632 million thanks to a positive operating cash flow of €57[...] million, as well as net proceeds from the capital increase of December 2006.

At the same time, the Board of Directors decided to propose a dividend payment of €0.70 per share at th[...] forthcoming Annual General Meeting of Shareholders (a rise of 40% on 2005), which represents a tot[...] distribution of a third of the Group's net income, following the rule set by the Group in 1974.

Business Overview in 2006

The year was marked by:

- Consolidation of the recovery in North America, where the revenues at constant rates and perimeter - whi[...] had been rising all year - went up by 3.8% (and by 10.2% for Q4 alone) and during which the operati[...] margin improved by 7.3 percentage points, to reach 5.4% of the revenues.
- Healthy business in Europe, where the Group recorded growth of 14.0% of its revenues, as well as [...] operating margin of 6.7%, which rose in all countries apart from France, where the good performance [...] Consulting and Technology Services has been counterbalanced by the extra costs mentioned above.
- Strong development of the Group's presence in India, Poland and China, where workforce has risen by 9[...] and is now at more than 9,000.
- Several acquisitions, of which the most significant is Kanbay International, finalized last week, wh[...] strengthens the Group's presence in North America, grows its expertise in the financial services [...] consumer goods sectors, and makes India the second largest country in the Group in terms of workfo[...] (13,250 associates, representing 19.5% of total workforce, 28.8% of the Outsourcing and Technol[...] Services workforce).

Outlook for 2007

The Capgemini Group has set the following objectives for 2007:

- **To successfully integrate the Kanbay teams;**
- **To strengthen sector expertise, with an emphasis on the development of the Consulting business;**
- **To continue the improvement in Outsourcing profitability, notably by developing the Busi[...] Process Outsourcing activity;**
- **To invest in innovation, industrialization and client relations (through its i^3 program).**

Having built a budget around a framework of hypotheses combining sustained growth in demand, and ta[...] into account the Kanbay integration, the Group should post revenue growth of 8% in 2007 (at constant rates [...] perimeter), and continue the improvement of its operating margin.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Société Anonyme au capital de 1.152.654.472 euros
Siège social à PARIS (17e) 11, rue de Tilsitt
330 703 844 RCS PARIS

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

Dividend: €0.7 per share

he shareholders of Cap Gemini, who convened on April 26, 2007 at the Annual General Shareholders' leeting under its Chairman Mr Serge Kampf, approved the 2006 financial statements, the proposed dividend nd all eleven resolutions with the exception of the ninth resolution (free shares allocation to the Group's nployees).

articipation in the meeting reached over 41% of voting rights.

pproval of 2006 financial statements

he General Shareholders' Meeting approved the 2006 financial statements, initially published on February 15, 007. 2006 saw a return to growth and profitability for the Group, reflecting the vitality of its disciplines further engthened by sector expertise, with 2006 net income amounting to €293 million and 2006 revenues of €7.7 llion. Throughout the year Capgemini made several acquisitions: Kanbay (United-States / India), FuE ermany) and Indigo (India). In reaction to the profound changes taking place in its areas of business, the oup also decided to launch a challenging and ambitious transformation program, known as "i^3", to conquer market.

vidend per share: +40%

line with the increase in Group results, a dividend of €0.7 per share (a rise of 40% on 2005) was approved by General Shareholders' Meeting. This dividend will be paid as of April 30, 2007.

newal of non-voting director

General Shareholders' Meeting renewed the mandate of non-voting director Mr Marcel Roulet for a period wo years.

full text of the resolutions and result of the votes are available in the shareholders' corner at: ://investor.capgemini.com together with selected extracts from the main speeches made by the Capgemini agement.

rnet site:
sult the Group's
ncial information on
://investor.capgemini.com

Shareholder information:
0800 20 30 40

Upcoming agenda:
2007 first half results:
July 27, 2007

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Contact:
Florence Riu (Image 7)
Tel.+33 01 53 70 74 26

Investor Relations:
Manuel Chaves d'Oliveira
Tel.+33 01 47 54 50 87

2007 First Quarter Revenues up by 18.5% on the same period last year

Paris, 26 April 2007 – The Capgemini Group has published consolidated revenue figures for the first quarter of 2007 of **€2,214 million** against €1,869 million for the first quarter of 2006 (and €2,035 million for the fourth quarter of 2006).

Q1 2007 Revenues	Variation	Q1 2006 Revenues	Q1 2007/ Q1 2006	Q4 2006 Revenues	Q1 2007/ Q4 2006
€2,214 M	at current rates and perimeter	**€1,869 M**	**+18.5%**	**€2,035 M**	**+8.8%**
	at constant rates and perimeter		+14.2%		+4.1%

At current rates and perimeter, published revenues were up by 18.5%, following the consolidation of Kanbay from January 1, 2007. At constant rates and perimeter the Group's growth on the same quarter of 2006 still amounted to 14.2%.

- Outside of Kanbay, the Group's growth on the same quarter of 2006 can be broken down as follows:
  - By region, Europe and Asia Pacific has seen growth of 14%, led by the United Kingdom and Ireland region whose revenues were up by 19%, along with the Nordic countries, Italy and Asia Pacific, who recorded growth of more than 20%. In North America revenues have risen by 12%.
  - By discipline, strongest growth was recorded in Outsourcing Services (+18%) which has benefited from the ramp-up of several major contracts. Revenues for Consulting Services and Technology Services were up by 12 %, while those for Sogeti have risen by 8%.

  Bookings for the first quarter of 2007 amounted to €2,148 million compared to €2,990 million for the first quarter of 2006. For Outsourcing Services they were down by a billion Euros against those for the first quarter of 2006, during which large contracts with General Motors and HM Revenue and Customs were signed. However, bookings for the other disciplines (Consulting Services, Technology Services and Local Professional Services) have gone up by 14% and the book-to-bill ratio which reached 108% on average, was over 135% for North America.

- Kanbay has recorded revenues of €93 million for the first quarter of 2007, growing at constant rates and perimeter at nearly 27% on the same quarter of 2006. Kanbay significantly strengthens the Group's presence in the Financial Services sector and consolidates its position in North America, which now represents nearly 20% of total Group revenues, as well as in India, where the workforce has recently passed the 12,500 mark.

- Following the high level of activity recorded for the first quarter, the Group is upwardly revising its revenue growth target for the whole of 2007, by a percentage point.

oOo

File N° 82-5065

Exhibit 30.

Updated by-laws of Cap Gemini

This document is a free translation of the original French bylaws, which, in the event of problems of interpretation, represents the official version.

CAP GEMINI

"Société Anonyme" with capital of € 1,155,210,328

Registered office: 11, rue de Tilsitt, 75017 Paris

Registered with the Paris Companies Registry under number 330 703 844

=========

BYLAWS UPDATED AS AT APRIL 26, 2007

BYLAWS

ARTICLE 1 - LEGAL FORM

The Company is a French joint stock company "*Société Anonyme*".

ARTICLE 2 - COMPANY NAME

The Company's name is "Cap Gemini".

ARTICLE 3 - PURPOSE

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. **Management consulting**

   Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. **Information systems development**

   The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. **Outsourcing**

   The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.;

- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates;

- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is at 11 rue de Tilsitt, 75017 Paris, France.

ARTICLE 5 - TERM

The company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

ARTICLE 6 - SHARE CAPITAL

The Company's share capital is € 1,155,210,328 represented by 144,401,291 common shares with a par value of € 8, all fully paid up and all in the same class.

ARTICLE 7 - FORM OF SHARES – SHAREHOLDER IDENTIFICATION

Fully-paid up shares are issued as registered shares but may be held in either registered or bearer form, at shareholders' discretion, subject to compliance with French company Law.

Shares are recorded in shareholders' accounts in accordance with the terms and conditions provided by French company Law.

Shares are freely negotiable.

The Company is authorized to obtain details of identifiable holders of bearer shares.

Therefore as provided by law, the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of the number of shares held by each shareholder and any applicable restrictions on said shares.

ARTICLE 8 - RIGHTS ATTACHED TO SHARES

In addition to voting rights attached to shares in accordance with the law, each share carries the right to a fraction of net assets, as well as a fraction of earnings, and any liquidation surplus, based on the number and par value of outstanding shares.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow the shares to be quoted on the same line, the Company shall pay any proportional taxes levied on certain shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is prohibited by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares shall be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

ARTICLE 9 - PAYING UP OF SHARES

The Board of Directors shall set the applicable conditions for the cash payment of shares issued by way of a capital increase.

Subscribers and shareholders shall be informed of calls for capital at least fifteen days before the applicable payment date, by way of a notice published in a legal gazette in the place where the Company has its registered office.

Annual interest shall be payable on any late payment of amounts due on shares which have not been paid-up. This interest shall be applied automatically without any requirement for additional formalities, at the legal rate plus five points, and shall accrue on a daily basis from

the applicable due date of payment. The application of such interest shall not affect any personal action which the Company may take against the defaulting shareholder or the enforcement measures provided by law.

ARTICLE 10 - DISCLOSURE THRESHOLDS

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

ARTICLE 11 - BOARD OF DIRECTORS

1) The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals.

2) Each director must hold at least 100 Company shares throughout their term of office.

3) The length of the terms of office of the directors shall be four years, expiring at the close of the General Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

   Any director appointed as a replacement for another director shall only exercise his functions for the remaining period of his predecessor's term of office.

4) All outgoing members of the Board may be re-elected. However, at the close of each Ordinary General Meeting held to approve the Company accounts, no more than one third (rounded up to the nearest whole number as necessary) of directors in office may be aged over seventy-five.

ARTICLE 12 - BOARD OF DIRECTORS' MEETINGS

1) Directors may be called to Board Meetings by any method including orally. Said meetings may be held either at the registered office or at any other location stated in the notice of meeting.

2) The Internal Regulations may provide that directors who participate in Board of Directors' meetings via videoconference or telecommunications facilities making it possible, under the conditions provided for by the regulations, for them to be identified and guaranteeing their effective participation, shall be deemed to be present for purposes of calculating the quorum and majority. However, this provision shall not apply to meetings of the Board of Directors where the agenda relates to the appointment, the compensation or the removal from office of the Chairman or the Chief Executive Officer, the basis of the Company's General Management, the closing of the annual financial statements (Company and consolidated), or the drafting of the reports and the resolutions submitted to the General Shareholders' Meetings.

3) The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote.

ARTICLE 13 - ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit.

4) The Board of Directors may grant permanent or temporary missions to any one or more of its members or any other person or entity it may think fit. The Board may for example decide to create committees to research issues proposed by the Board or its Chairman. The Board of Directors shall decide upon the composition and roles and responsibilities of any committees operating under its supervision.

ARTICLE 14 - CHAIRMAN OF THE BOARD OF DIRECTORS

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

   The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

ARTICLE 15 - BASIS OF THE COMPANY'S GENERAL MANAGEMENT

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required for this decision and the issue must be included in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties.

ARTICLE 16 - BOARD OF DIRECTORS – RULES OF PROCEDURE

The Board of Directors shall draft rules of procedure setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies.

ARTICLE 17 - NON-VOTING DIRECTORS ("CENSEURS")

Where recommended by the Board of Directors, the Ordinary Shareholders' Meeting may elect a maximum of six non-voting directors. It is not compulsory for non-voting directors to be shareholders.

The length of the terms of office of the non-voting directors shall be two years, expiring at the close of the Ordinary Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

If any vacancies arise due to the death of a non-voting director or where a non-voting director stands down from his position, the Board of Directors may make temporary appointments. Any such appointments by the Board of Directors are subject to ratification by the next Ordinary Shareholders' Meeting.

The non-voting directors shall attend Board of Directors' meetings and may be consulted by the Board as it thinks fit. They shall not however be directly involved in the management of the Company. They shall take part in deliberations in a consultancy capacity but their absence shall have no effect on the validity thereof.

The Board of Directors may remunerate non-voting directors out of the attendance fees granted by the General Shareholders' Meeting.

ARTICLE 18 - STATUTORY AUDITORS

The Ordinary Shareholders' Meeting shall appoint one or more statutory auditors and, as necessary, one or more substitute auditors, in accordance with the conditions set down by law in relation to their terms of office and engagement.

ARTICLE 19 - GENERAL SHAREHOLDERS' MEETINGS

General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company's share register in the name of the

shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting and any related notices must be filed at the address indicated in the notice of meeting.
In the case of bearer shares, the authorized intermediary shall provide a certificate of participation for the shareholders concerned.

Shareholders who have informed the Company that they wish to participate in a Meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at a Meeting by a shareholder in person shall cancel any proxy or postal votes cast.

To be taken into account, postal votes or proxy forms must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law.

ARTICLE 20 - COMPANY ACCOUNTS

The Company's fiscal year commences on January 1 and ends on December 31.

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

ARTICLE 21 - DISSOLUTION AND LIQUIDATION

If the Company is wound up, one or more liquidators shall be appointed by an Ordinary Shareholders' Meeting.

The liquidator shall represent the Company. He shall have the broadest powers to realize the Company's assets, including by way of amicable agreement or settlement. The liquidator shall be authorized to pay creditors and to allocate any outstanding amounts.

The General Shareholders' Meeting may authorize the liquidator to continue the Company's current business or to enter into new business for the purposes of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be allocated among the shareholders pro rata to their respective interests in the capital.

ARTICLE 22 - DISPUTE RESOLUTION

Any disputes concerning the Company's affairs that may arise during the life of the Company or upon liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be referred to the competent court at the location of the Company's registered office.

www.bakernet.com

Baker & McKenzie SCP
Avocats à la Cour

1 rue Paul Baudry
75008 Paris, France

Tél. : +33 (0) 1 44 17 53 00
Fax : +33 (0) 1 44 17 45 75

END